Form 20-F
period 2004-12-31
GPC BIOTECH AG
filed 2005-03-31
CIK 1117629

As filed with the Securities and Exchange Commission

on March 31, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 001-117629

GPC Biotech AG

(Exact name of Registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Fraunhoferstrasse 20, D-82152 Martinsried/Munich, Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title:

Ordinary Bearer Shares, without par value

American Depository Shares (as evidenced

by American Depository Receipts), each

representing one Ordinary Bearer Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

As of December 31, 2004, 28,741,194 ordinary shares, of no par value, of GPC Biotech AG were outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X    Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         X    Item 18

Certain Definitions

In this annual report, references to “€” are to euro and references to “USD”, “U.S. $”, “$” and “U.S. dollars” are to United States dollars. We publish our financial statements in euro.

In this annual report, unless otherwise provided, references to “GPC Biotech”, “the company”, “we”, “us” and “our” refer to GPC Biotech AG and its wholly owned subsidiary, GPC Biotech Inc.

Forward-looking Statements

This annual report includes forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “could” and similar expressions. Forward-looking statements include, but are not limited to, statements about:

•	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our product candidates;

•	our ability to market, commercialize, achieve market acceptance for and sell our product candidates;

•	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in Item 3 of this annual report, “Key Information - Risk Factors”, various sections of Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects”, and elsewhere in this annual report.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. Except as required by law, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enforceability of Civil Liabilities

We are organized under the laws of Germany. Our and our subsidiary’s directors and officers, as well as certain of the experts named in this annual report, are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers and these experts are located outside the United States. As a result, a shareholder may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws. In addition, a shareholder may not be able to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in Germany against us, our directors and officers and the persons named in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated financial data presented in the table below from our audited consolidated financial statements for the years presented.

The following table presents a summary of consolidated financial information of GPC Biotech. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following summary of consolidated financial information in conjunction with the section of this annual report entitled “Operating and Financial Review and Prospects” in Item 5 and our consolidated financial statements and the related notes contained in Item 18 of this annual report.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(amounts in thousands of euros, except share and per share data)
Statement of operations data:
Revenues	12,649	21,594	21,511	13,889	5,936
Research and development expenses	40,202	37,741	38,053	30,644	20,404
Impairment of goodwill	—	—	7,314	—	—
Acquired in-process research and development	—	—	—	—	15,974
Total operating expenses	53,541	51,068	57,907	45,239	46,013
Operating loss	(40,892)	(29,474)	(36,396)	(31,350)	(40,077)
Net loss	(39,927)	(26,831)	(32,934)	(26,217)	(34,783)

Per share data:
Basic and diluted loss per share	€(1.60)	€(1.29)	€(1.59)	€(1.42)	€(2.39)
Shares used in computing basic and diluted loss per share	24,950,638	20,731,535	20,688,515	18,509,398	14,572,917

	At December 31,
	2004	2003	2002	2001	2000
	(amounts in thousands of euros)
Balance sheet data:
Cash and cash equivalents(1)	59,421	34,947	39,947	91,245	55,108
Marketable securities and short-term investments	69,248	54,221	74,935	48,885	53,573
Total assets	141,893	101,564	132,333	167,860	132,739
Long-term debt, including capital lease obligations	—	959	1,528	1,680	1,952
Total shareholders’ equity	124,833	81,879	107,270	139,093	124,516

	Year ended December 31,
	2004	2003	2002	2001	2000
	(amounts in thousands of euros)
Other financial data:

Net cash provided by (used in) operating activities	(37,816)	(22,974)	(23,537)	2,372	(17,581)
Net cash provided by (used in) investing activities	(17,049)	18,723	(26,771)	1,477	(39,878)
Net cash provided by (used in) financing activities	79,672	42	(255)	35,019	107,709
Depreciation, amortization and impairment of tangible and intangible assets and goodwill	1,734	3,827	10,840	6,616	4,923

(1)	Does not include restricted cash of €2.3 million, €2.5 million and €3.0 million at December 31, 2004, 2003 and 2002, respectively.

Exchange Rate Information

The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of euro per U.S. dollar based on the Noon Buying Rates quoted by the Federal Reserve Bank of New York for euros expressed in U.S. dollars for one euro. No representation is made that the euro or the U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate.

	U.S. dollars for one euro
Year	High	Low	Period Average(1)	Period End
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901
2000	1.0335	0.8270	0.9207	0.9388

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for the periods indicated are set forth below:

	U.S. dollars for one euro
Month	High	Low
September 2004	1.2417	1.2052
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005 (through March 21, 2005)	1.3465	1.3127

The Noon Buying Rate for the euro on March 21, 2005, was quoted by the Federal Reserve Bank of New York at 1.3165 U.S. dollars for one euro.

Item 3B. Capitalization and Indebtedness.

Not applicable.

Item 3C. Reasons for the offer and use of proceeds.

Not applicable.

RISK FACTORS

An investment in our shares or American Depository Shares (“ADSs”) involves a high degree of risk. You should consider carefully the specific risk factors described below, together with all of the other information in this annual report. The trading price of our shares and ADSs could decline as a result of any of these risks, and you may lose part or all of your investment.

Risks Related to Our Business

We are substantially dependent on the success of our lead product candidate, satraplatin. If we do not successfully complete our current Phase 3 registrational trial, receive regulatory approval or achieve market acceptance for satraplatin, we may be unable to commercialize satraplatin within the timeframe we planned, or at all.

We have expended significant time, money and effort developing satraplatin, which entered a Phase 3 registrational trial for the second-line chemotherapy treatment of hormone refractory prostate cancer (“HRPC”) in late 2003. Before we can market and sell satraplatin, we will need to demonstrate in adequate and well controlled clinical trials that the drug is safe and effective. We will need to obtain necessary approvals from the U.S. Food and Drug Administration (“FDA”) and similar regulatory agencies in Europe and elsewhere.

Although our current Phase 3 registrational trial of satraplatin as a second-line chemotherapy for HRPC is modeled on a successful earlier 50-patient study of satraplatin as a first-line chemotherapy for HRPC conducted by others, the results from the earlier study may not accurately predict the results of our Phase 3 trial. If our satraplatin Phase 3 registrational trial is significantly delayed or fails to demonstrate that satraplatin is safe or effective, regulatory approval of satraplatin would be significantly delayed or may not be obtainable. In this event, the overall costs of the program will increase and the time at which we can introduce the drug into the marketplace and begin to generate product revenues will also be delayed. We expect that our Phase 3 trial will be completed in 2006 and the FDA’s review and approval of the application for marketing approval of satraplatin could then occur in 2007. If regulatory approval is significantly delayed, competing therapies could be developed, which could decrease the market potential for satraplatin.

Even if we ultimately receive regulatory approval for satraplatin, satraplatin may not gain market acceptance. Furthermore, the availability of less expensive or more effective alternative treatments may affect our ability to successfully commercialize satraplatin.

Our two other product candidates are both in earlier stages of development. We may not successfully develop these product candidates. Even if their further development is successful, it will take several more years before we can file for regulatory approval of these product candidates. Therefore, if we fail to commercialize satraplatin, our ability to achieve profitability will be significantly delayed and our business prospects will be seriously limited.

We have a history of losses and our future profitability is uncertain.

We have incurred losses in each year since our inception in 1997 because our research and development and general and administrative expenses exceeded our revenues. Our net loss for the years ended December 31, 2004, 2003 and 2002 was €39.9 million, €26.8 million and €32.9 million, respectively. As of December 31, 2004, we had an accumulated deficit of €167.3 million.

To attain profitability, we will need to develop and bring products to market. We have never generated revenue from the commercialization of our product candidates, and there is no guarantee that we will be able to do so in the future. If satraplatin fails to show positive results in our ongoing

Phase 3 registrational trial and we do not receive regulatory approval for satraplatin, or if satraplatin does not achieve market acceptance even if approved, we will not become profitable in the foreseeable future. Furthermore, if our other product candidates do not advance to clinical trials or fail in clinical trials, we may not be able to achieve or maintain profitability. If we fail to become or remain profitable, or if we are unable to fund our continuing expenses, we may be unable to continue our research and development programs, and you could lose all or part of your investment.

We expect to make substantial additional expenditures and incur substantial losses in the future as we continue our clinical trials of satraplatin, file for regulatory approvals and commercialize satraplatin, if and when we receive regulatory approvals. We also expect to make substantial expenditures to advance the development of 1D09C3, our monoclonal antibody, and RGB-286199, our cell cycle inhibitor, and to continue our other research activities. As our product candidates advance, we will continue to need resources for research and development activities, for regulatory approval filings and for commercialization of any approved drugs.

We currently depend on our agreements with ALTANA Pharma for substantially all of our revenues.

In 2001, we entered into an agreement with ALTANA Pharma AG, which is our most significant technology collaboration to date. We currently derive almost all of our revenues from our agreements with ALTANA Pharma. Our revenues from these agreements accounted for approximately 99% of our total revenue in 2004, 94% of our total revenue in 2003 and 81% of our total revenue in 2002. Revenues from ALTANA Pharma are expected to constitute a substantial portion of our revenues in future periods through 2007. Under this contract, we are assisting ALTANA Pharma through 2007 with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Effective January 2003, we have also licensed LeadCode™, our proprietary screening technology, to ALTANA Pharma under a separate agreement. We are entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding over the term of the agreements. Our operating results would be adversely affected if this collaboration were to terminate early. After expiration of our agreements with ALTANA Pharma, if we have not commercialized satraplatin or developed alternative sources of revenues, our revenues could be significantly lower than in prior periods.

If our competitors develop and market products that are more effective, safer or more affordable than ours, or obtain marketing approval before we do, our commercial opportunities will be more limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase, particularly in the area of cancer treatment. Our competitors include other biotechnology companies, pharmaceutical companies, as well as academic institutions and other research institutions engaged in the discovery and development of anticancer drugs and therapies. Many of our competitors have significantly greater research and development capabilities, greater experience in obtaining regulatory approvals, manufacturing and marketing, or greater financial and management resources than we have. Our competitors may succeed in developing products that are more effective, safer or more affordable than the ones we have under development or that render our product candidates or technologies noncompetitive or obsolete. Moreover, competitors that are able to achieve patent protection, obtain regulatory approvals and commence commercial sales of their products before we do, and competitors that have already done so, may enjoy a significant competitive advantage.

Satraplatin, our lead product candidate, will face significant competition from other drugs that are either marketed or that may be developed for treating prostate cancer, as well as from other platinum-based compounds and other chemotherapy drugs.

In the prostate cancer market, currently approved drugs include EMCYT® (Pfizer, Inc.), NOVANTRONE® (OSI Pharmaceuticals Inc./Serono S.A.), QUADRAMET® (Schering AG/CYTOGEN Corporation), METASTRON® (Amersham Health/Medi-Physics, Inc.) and TAXOTERE® (Sanofi-Aventis S.A.). Two of these drugs (NOVANTRONE and QUADRAMET) are injectable pharmaceuticals approved for use in treating bone pain in cancer patients, and EMCYT is an oral drug used to relieve symptoms of advanced prostate cancer. The most recently approved of these prostate cancer drugs, TAXOTERE, is approved in the United States and Europe, in combination with prednisone (a commonly used synthetic steroid), for the treatment of patients with advanced prostate cancer. TAXOTERE has been shown to prolong survival of patients with HRPC.

In addition to the drugs mentioned above, there are other drugs in development for both advanced HRPC and earlier stages of prostate cancer, which may compete with satraplatin. Examples of such drugs are atrasentan (Abbott Laboratories), calcitriol (Novacea Inc.), PROVENGE® (Dendreon Corporation), and ixabepilone (Bristol-Myers Squibb Company).

There are currently three marketed platinum-based drugs in the United States and in Europe. These are cisplatin, carboplatin and oxaliplatin. All three agents are administered intravenously and are not approved for the treatment of prostate cancer. In addition to these, there are other platinum-based compounds approved and/or marketed in Asian markets such as lobaplatin (China), nedaplatin (Japan) and eptaplatin (South Korea). These drugs are not approved, however, for the treatment of prostate cancer. All three of these are also administered intravenously. Another platinum-based drug, which is not currently on the market, is AMD-473. Anormed licensed AMD-473 to NeoRX in April 2004 and it is now called NX 473. NX 473, which is administered intravenously, has shown activity for HRPC in a Phase 2 clinical trial. There are no reported clinical trials for an oral formulation of NX 473. We are aware that other companies may be developing orally bioavailable platinum-based compounds. We are not aware, however, of any other orally bioavailable platinum-based compounds that are approved or are in Phase 3 clinical trials.

If 1D09C3 is approved and commercialized, it will face significant competition. Currently marketed antibodies for the treatment of non-Hodgkin’s lymphoma are RITUXAN® (Biogen Idec, Inc./Genentech, Inc./Roche Holdings AG), ZEVALIN® (Biogen Idec, Inc./Schering AG), and BEXXAR® (GlaxoSmithKline). CAMPATH® (Berlex Laboratories) is approved for chronic lymphatic leukemia. In addition, there are a number of other antibodies and other drugs in development for the treatment of lymphoma and leukemia.

1D09C3 could also be developed for the treatment of leukemias and melanoma. There is, and will continue to be, significant competition in these markets from both large molecule drugs (antibodies) and small molecule drugs.

If RGB-286199 is approved and commercialized, it will face significant competition. There are no currently marketed cell cycle inhibitors. Numerous companies are working on cell cycle inhibitors for oncology applications, including, but not limited to, Pfizer, Inc., Johnson & Johnson and AstraZeneca. The two most advanced compounds in clinical studies are flavopiridol (Sanofi-Aventis S.A./U.S. National Cancer Institute) and CYC202 (Cyclacel Limited). Sanofi-Aventis announced in February 2004 that its development of flavopiridol had been terminated.

Even if our product candidates are approved for marketing, they may not be competitive with established drugs and therapies or may not be able to supplant established products and therapies in the disease settings that we target, thereby reducing the commercial value of our products.

Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.

Our results of operations may fluctuate significantly in the future on a quarterly basis as a result of a number of factors, many of which are beyond our control. Although many companies may encounter this problem, it is particularly relevant to us because of our relatively small size, the fact that we do not have any marketed products and the dynamics of the biotechnology industry in which we operate. Factors that could cause our results of operations to fluctuate include, among others:

•	timing of clinical trial expenses;

•	failure to achieve milestones under collaborative arrangements;

•	regulatory events;

•	new product introductions by us or our competitors;

•	variations in the demand for products we may introduce;

•	litigation involving patents, licenses or other intellectual property; and

•	product failures or product liability lawsuits.

Any of the foregoing factors could cause us to fail to meet the expectations of securities analysts or investors, which could cause the trading price of our shares and ADSs to decline.

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates between the U.S. dollar and the euro. A significant portion of our revenues are denominated in U.S. dollars but are reported in euros. Therefore currency fluctuations could cause our revenues to decline. Historically, the majority of our expenses were denominated in euros, but, on a going forward basis we expect that the majority of our expenses will be denominated in U.S. dollars. The majority of our cash and cash equivalents are denominated in euros. In addition, we conduct clinical trials in many different countries, which exposes us to cost increases if the euro declines in value compared to the currencies of those countries.

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our drug discovery, development and commercialization activities.

We may need to raise additional capital to fund our operations and clinical trials, to continue our research and development activities and to commercialize future product candidates.

We believe our cash, cash equivalents, marketable securities, and short-term investments on hand, as well as future payments we expect to receive from our collaboration with ALTANA Pharma and interest earned on our investments are sufficient to fund our anticipated operating requirements for at least the next eighteen months. However, we may to need to raise additional funds in the future. Our ability to raise additional funds will depend on financial, economic, market conditions and other factors, many of which are beyond our control. If necessary funds are not available to us on satisfactory terms, we may have to reduce expenditures for research and development and clinical trials, which could delay, reduce or eliminate our drug discovery, development and commercialization activities. Any delay in our development activities could delay our ability to commercialize a product.

Our success depends on recruiting and retaining key personnel and, if we fail to do so, it may be more difficult for us to execute our business strategy.

We depend on key members of our management team and scientific personnel. The loss of key managers or scientists could delay the advancement of our research and development activities.

We do not maintain any key man insurance. The implementation of our business strategy and our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, regulatory approval, and sales and marketing.

We face competition for personnel from other companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

The members of the Management Board and of the management team identified in Item 6 entitled “Directors, Senior Management and Employees” comprise our key employees. The members of our Management Board have service agreements for a term of four years each, except for Dr. Seizinger who has a service agreement for a term of five years. The Germany-based members of the management team, Drs. Bancroft, Hombeck, and Nagy, all have standard German employment contracts of indefinite duration subject to termination in accordance with applicable law and upon reaching the age of 65. In the United States, only Mr. Gregory Hamm (our Vice President, Corporate Integration and Princeton Site Head) has an employment contract as a result of his having been our first US-based employee. Pursuant to Mr. Hamm’s agreement, we must provide Mr. Hamm 60 days’ written notice of any termination without cause and must continue paying Mr. Hamm’s base salary and other benefits for six months after such termination, unless Mr. Hamm sooner commences new employment, in which case these severance benefits will terminate on that earlier date. No other US-based member of the management team has an employment contract, and their employment relationship with us is terminable at will.

We expect to expand our research, clinical development, and sales and marketing capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

As our research and development programs continue to advance, we expect that the number of our employees and the scope of our operations will grow. Our operations may also expand as the result of mergers and acquisitions, such as the recent acquisition of assets of Axxima Pharmaceuticals AG and the related hiring of 40 former employees of Axxima. To manage our anticipated future growth, we must continue to improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because we are a relatively small company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations, including the establishment of a sales and marketing force, could increase our costs significantly and may divert our management and business development resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage future growth effectively.

We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We hold licenses granted by Spectrum Pharmaceuticals, Inc. for satraplatin, by MorphoSys AG for our antibody product candidate, 1D09C3, and by Bristol-Myers Squibb Company related to our cell cycle inhibitor, RGB-286199. In addition, because the field of antibody therapeutics is characterized by a large amount of intellectual property, we also have a number of other licenses in addition to our license from MorphoSys related to the discovery or the production and commercialization of 1D09C3. We also hold licenses to third party patents important for our research technologies. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug candidates or technologies. Our ownership of patents relating to some or all of our products will not reduce our reliance on these and other third party patents.

Our agreement with Spectrum Pharmaceuticals is a sublicense under a license agreement between Spectrum Pharmaceuticals and Johnson Matthey Plc. We must therefore rely on Spectrum Pharmaceuticals to enforce its rights and Johnson Matthey’s obligations under their license agreement. If Spectrum Pharmaceuticals were to become insolvent or go into receivership, we would have limited access to assets related to satraplatin and limited ability to enforce directly any of Spectrum Pharmaceuticals’ rights or Johnson Matthey’s obligations under such agreement. As a result, our development of satraplatin could be significantly delayed or prevented.

When we license intellectual property from third parties, those parties generally retain most or all of the obligations to maintain, as well as the rights to assert, that intellectual property. We generally have no rights to require our licensors to apply for new patents, except to the extent that we actually assist in the creation or development of patentable intellectual property. With respect to intellectual property that we license, we are generally also subject to all of the same risks with respect to its protection as we are for intellectual property that we own, which are described below.

We rely on third parties to supply the active pharmaceutical ingredients in our product candidates. If they do not supply materials of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We depend and will depend on supply, quality and other agreements for compounds that are essential for the development and commercialization of our product candidates, including satraplatin. We believe that we have obtained sufficient amounts of satraplatin from Johnson Matthey to conduct our current Phase 3 registrational trial of satraplatin. If we are unable, however, to secure a supply of satraplatin in sufficient quantity and of satisfactory quality in a timely manner for any future clinical trials or commercial sale of satraplatin, after regulatory approval, our ability to further develop and commercialize satraplatin will suffer. Johnson Matthey has been our sole supplier of satraplatin to date. We are currently discussing a commercial supply agreement with Johnson Matthey that would include provisions relating to security of supply. In addition, we have discussed the manufacture of satraplatin with selected manufacturers who have experience in producing cytotoxic and platinum-based drugs. If supply of satraplatin from a contracted manufacturer were to be interrupted for any reason, we estimate that identifying and contracting with an alternative supplier for satraplatin would cost approximately $1 million.

Our sole supplier of 1D09C3, our monoclonal antibody product candidate, has been Icos Corporation. We estimate that, under current regulations, if we had to replace a manufacturer of 1D09C3, the costs of verifying both quality and biological equivalence as compared to the previously produced material could be in excess of $5 million. Although we believe we have sufficient amounts of 1D09C3 for our preclinical studies and initial planned clinical trials, we will need to procure additional supplies of 1D09C3 to continue its development should early clinical trials be successful or should our current supplies be damaged or lost.

Our supply of the active ingredient for satraplatin and other product candidates may become limited, be interrupted or become restricted in certain geographic regions, and our suppliers may not perform their contractual obligations, for reasons including a shortage of raw materials or adverse regulatory actions. In this event, if we have not yet completed negotiations with alternate suppliers, we may not be able to obtain materials of acceptable quality from other manufacturers, or at prices, on terms or in quantities acceptable to us or in a timeframe consistent with project plans. Any inability to obtain alternate suppliers, including an inability to obtain approval of an alternate supplier from the FDA and other regulatory agencies, would delay or prevent the clinical development and commercialization of satraplatin and our other product candidates.

We rely on third parties to manufacture the finished form of our product candidates. If they do not manufacture our product candidates in finished form of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We do not currently own or operate manufacturing or finishing facilities and rely and expect to continue to rely on third parties for the production of clinical and commercial quantities of the finished form of our product candidates. Our current and anticipated future dependence upon others for the manufacture of the finished form of our product candidates may adversely affect our ability to develop and commercialize any product candidates on a timely and competitive basis. We may not be able to maintain or renew our existing manufacturing arrangements on acceptable terms, if at all.

To date, our product candidates have been manufactured in small quantities for preclinical studies or clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to have it manufactured in commercial quantities. We may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or economic manner or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA and other regulatory agencies must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed, or there may be a shortage of supply, which could negatively affect our product sales.

We rely on third parties to conduct clinical trials and assist with preclinical activities. If they do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In particular, with regard to our Phase 3 registrational trial for satraplatin, we have contracts with two contract research organizations, PharmaNet LLC and Cvitkovic Associes Consultants S.A. In the event that one of these contract research organizations were to terminate its agreement with us, we would shift the full responsibility for conducting the trial to the remaining contract research organization. In the event that both of our contract research organizations were to terminate their agreements with us and, as a result, we needed to transfer responsibilities to a new contract research organization, we believe we could engage one or more new contract research organizations with sufficient qualifications and international capabilities. Any of the foregoing events could, however, cause significant delays, disruptions and cost increases in our satraplatin trials.

In addition, we rely on third parties to assist us with our preclinical development of product candidates. Our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, if:

•	these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines;

•	these third parties need to be replaced; or

•	the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons.

If any of these events occur, we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates.

We depend in part on the continued availability of outside scientific collaborators, including researchers at clinical research organizations and universities, in areas relevant to our research and product development. The competition for these relationships is intense, and we cannot assure you that we will be able to maintain such relationships on acceptable terms, if at all. In addition, these outside relationships may be terminated by the collaborator at any time. Our scientific collaborators are not employees of GPC Biotech. As a result, we have limited control, if any, over their activities and can expect that only limited amounts of their time will be dedicated to GPC Biotech activities. In addition, we may not control any intellectual property resulting from their activities.

We are, and may continue to be, dependent upon collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development and commercialization of our product candidates outside of our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

We have limited experience in selling, marketing or distributing products and have no internal sales force to do so. If we receive regulatory approval to commence commercial sales of any of our product candidates, we will either have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability, or engage one or more collaboration partners, such as a pharmaceutical or other healthcare company with an existing distribution network and direct sales and marketing organization.

We may not be successful in entering into collaborative arrangements with third parties. Any failure to enter into additional collaborative arrangements on favorable terms could delay or hinder our ability to develop and commercialize our product candidates and could increase our costs of development and commercialization. Dependence on collaborative arrangements will subject us to a number of risks, including:

•	we may not be able to control the amount or timing of resources that our collaborators may devote to the product candidates;

•	we may be required to relinquish important rights, including intellectual property, marketing and distribution rights;

•	should a collaborator fail to develop or commercialize one of our compounds or product candidates, we may not receive any future milestone payments or royalties;

•	a collaborator could separately move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors;

•	our collaborators may experience financial difficulties;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement; and

•	collaborative research and development arrangements are often terminated or allowed to expire, which may delay the development and may increase the cost of developing our product candidates.

The primary patents covering satraplatin in the United States will expire in 2008 and 2010, and in 2009 in most other countries. If we and our licensor are unable to extend the protection of these patents beyond such dates, we may be subject to competition from third parties with products with the same active pharmaceutical ingredients as satraplatin.

Even if our product candidates and technologies are covered by valid and enforceable patents, the patents will provide protection only for a limited amount of time. For example, the primary patents covering the active pharmaceutical ingredient and anticancer use of satraplatin will expire in 2008 and 2010 in the United States, respectively, and in 2009 in most other countries. Thereafter, we will have no direct means to prevent third parties from making, selling, using or importing satraplatin in the United States, Europe or Japan. Instead, we and our licensor expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and comparable foreign legislation, to seek additional product exclusivity for satraplatin. While we believe that satraplatin will meet the Hatch-Waxman criteria for patent extension, delays in the completion of our Phase 3 registrational trial or in obtaining regulatory approval may jeopardize our ability to obtain a timely patent extension or a patent extension may ultimately not be granted. The terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended to our disadvantage. If we do not qualify for such marketing exclusivity for satraplatin, the competition we will face upon expiration of the primary patents would increase significantly, reducing our potential revenues and harming our ability to achieve profitability.

Under the provisions of the Hatch-Waxman Act, we and our licensor may also have to defend one or more of our patents, if challenged. Although we are currently not involved in any litigation concerning our intellectual property related to satraplatin and we are not currently aware of any threats or challenges with respect to our product candidates, the risk of a challenge increases as our product candidates progress toward commercialization. Information about the patents covering drug products in the United States is published by the FDA in a publicly available database, Approved Drug Products with Therapeutic Equivalance Evaluations, also known as the Orange Book. A competitor (usually a generic drug company) seeking to market a competing or generic version of our drug products in the United States may notify us that its competing drug product does not infringe one or more patents listed in the Orange Book covering our product, or may challenge the validity or enforceability of one or more of our listed patents covering our product. Once we are so notified we would have 45 days in which to file a lawsuit claiming patent infringement based on the competitor’s assertion about the characteristics of its proposed product. If we file such a lawsuit within 45 days, the FDA is required to delay, or stay, final approval of the competing product for up to 30 months. If a court determines that the patent would be infringed by the product proposed in the competitor’s drug application, the FDA will not approve the application until the patent expires. If, however, the court decides that the patent would not be infringed, is invalid or is unenforceable, the FDA may approve the competitor’s drug application when that decision occurs. The FDA may approve the application at the thirty-month date, even if the litigation is ongoing. If litigation is pending and the FDA approves the application at the end of the thirty-month period, the competitor may launch a competing product. Under the provisions of the recently enacted Medicare Prescription Drug Improvement and Modernization Act of 2003, we are limited to only a single thirty-month stay per competing or generic drug application.

Risks Related to Our Industry

Early-stage drug discovery is subject to a high degree of failure.

Although we devote significant resources to the discovery of new anticancer drugs and employ advanced technologies in our efforts to identify promising drug candidates to advance into preclinical studies, the risk that all or any one of our early-stage product candidates will fail is high. According to pharmaceutical industry statistics published in 2001 by the Pharmaceutical Research and Manufacturers of America, only 1 in 1000 early stage drug discovery compounds is tested in clinical trials, and only 1 in 5 compounds that enters clinical trials receives FDA approval for marketing as a prescription drug. Moreover, the results from preclinical studies and early clinical trials may not accurately predict the results obtained in later-stage clinical trials required for regulatory approval. Because there is no prior experience in treating humans with early-stage product candidates, we cannot assure you that early-stage product candidates will prove in clinical testing to be effective and safe for use in humans. If our early-stage product candidates do not prove to be effective or safe in such tests, regulatory approval for such products would be delayed or may not be obtainable.

Our product candidates must undergo rigorous clinical testing, the results of which are uncertain and could substantially delay or prevent us from bringing these products to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate the product’s safety and effectiveness. These clinical trials are expensive, time-consuming and often take years to complete. According to pharmaceutical industry statistics published in 2001 by the Pharmaceutical Research and Manufacturers of America, an average drug candidate receiving approval for marketing as a prescription drug required 6.5 years of clinical testing prior to submission of a request to the FDA for marketing approval.

In connection with clinical trials, we face risks that:

•	the product candidate may not be efficacious;

•	the product candidate may cause harmful side effects or patients may die;

•	the results may not confirm the results of earlier trials; or

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies.

Any of these events could cause a trial to fail and may significantly delay or prevent us from obtaining regulatory approval for a product candidate.

Difficulties in enrolling patients in our clinical trials may increase costs and negatively affect the timing and outcome of our trials.

Completion of clinical trials depends, among other things, on our ability to enroll a sufficient number of patients, which is a function of many factors, including:

•	the nature of the clinical protocol;

•	the therapeutic endpoints chosen for evaluation;

•	the eligibility criteria for the trial that is related to the protocol;

•	the size of the patient population required for analysis of the trial’s therapeutic endpoints;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competition for patients by clinical trial programs for other treatments;

•	the proportion of patients leaving the study before reaching an endpoint; and

•	the availability of adequate insurance.

We may experience difficulties in enrolling patients in our clinical trials, which could increase the costs or affect the timing or outcome of these trials. This is particularly true with respect to diseases with relatively small patient populations, such as HRPC, which is the indication for which our product candidate satraplatin is currently being evaluated in a Phase 3 registrational trial.

We are subject to significant regulatory approval requirements, which could delay, prevent or limit our ability to market our product candidates.

Our research and development activities, preclinical studies, clinical trials and the anticipated manufacturing and marketing of our product candidates are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in Europe and elsewhere. We require the approval of the relevant regulatory authorities before we may commence commercial sales of our product candidates in a given market. The regulatory approval process is expensive and time-consuming, and the timing of receipt of regulatory approval is difficult to predict.

Our product candidates could require a significantly longer time to gain regulatory approval than expected, or may never gain approval. A delay or denial of regulatory approval could delay our ability to generate product revenues and to achieve profitability.

We have had an “End-of-Phase 2 Meeting” with the FDA and completed a Special Protocol Assessment under which the FDA has evaluated our registrational approach for satraplatin to assess whether it is adequate to meet scientific and regulatory requirements in the United States. We have also received a Scientific Advice Letter from the European Medicines Agency, or EMEA, relating to our registrational approach for satraplatin in the European Union. A successful “End-of-Phase 2 Meeting”, Special Protocol Assessment and a Scientific Advice Letter, however, do not guarantee that satraplatin will receive regulatory approval and, in any event, are subject to further developments in the medical and regulatory field. The Scientific Advice Letter from the EMEA also identifies specific issues to be addressed in the clinical trial program and indicates that if the clinical data are not sufficiently convincing, then one Phase 3 trial will be insufficient to obtain approval.

Changes in the regulatory approval policy during the development period of any of our product candidates, changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application may cause a delay in obtaining approval or result in the rejection of an application for regulatory approval.

Regulatory approval, if obtained, may be made subject to limitations on the indicated uses for which we may market a product. These limitations could adversely affect our potential product revenues and our ability to achieve profitability. Regulatory approval may also require costly post-marketing follow-up studies. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping related to the product will be subject to extensive ongoing regulatory requirements. Furthermore, for any marketed product, its manufacturer and its manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. Failure to comply with applicable regulatory requirements may, among other things, result in fines, suspensions of regulatory approvals, product recalls, product seizures, operating restrictions and criminal prosecution.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels relating to any products we may eventually sell.

Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for any drug products we may eventually sell or exclusion of our drug products from reimbursement programs. The U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law in December 2003. This law has not yet been implemented and it is difficult to predict how it will impact the reimbursement of cancer therapies. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could adversely affect our potential product revenues and our ability to achieve profitability.

Obtaining and maintaining reimbursement status is time consuming and costly. There is significant uncertainty as to the reimbursement status of newly approved medical products. Third-party payors may not reimburse for treatments with our drugs or they may delay making the decision to reimburse. Either of these would reduce the commercial value of the drug to us.

In certain foreign markets, including Germany and other markets we may seek to target, the pricing, and especially the reimbursement under social security systems, of prescription pharmaceuticals is subject to government control. These governments or related bodies may deny reimbursement status or establish prices for products we may introduce at levels that are too low to enable us to realize an appropriate return on our investment in product development.

We have no control over our key manufacturers’ and suppliers’ compliance with manufacturing regulations and their failure to comply could result in an interruption in the supply of our product candidates.

The manufacturing process of pharmaceutical products is highly regulated. Our present or future manufacturers and suppliers may not be able to comply with FDA mandated current Good Manufacturing Practices, or cGMP, other FDA regulatory requirements or similar regulatory requirements outside the United States. Any failure by our third-party manufacturers or suppliers to comply with applicable regulations could result in sanctions being imposed on them (including fines, injunctions and civil penalties), the failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecution. Any of these events would likely cause an interruption in the supply of our product candidate and cost increases.

We are dependent on patents and proprietary technology, both our own and those licensed from others. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

Our success depends in part on our ability, and the ability of our licensors, to obtain patent protection for technologies, products and processes, to preserve trade secrets, to defend and enforce rights against infringement and to operate without infringing the proprietary rights of third parties, in the United States, Europe and elsewhere. The validity and breadth of claims in medical or pharmaceutical technology and biotechnology or life science patents involve complex legal and factual questions and, therefore, may be highly uncertain. For example, the value of our intellectual property rights depend on whether:

•	we, the co-owners of our intellectual property rights or our licensors were the first to make the inventions, or the first to file patent applications covering the intellectual property important for our business;

•	we will develop, co-develop or license additional technologies or product candidates that are patentable;

•	the scope of any patent protection we, the co-owners of our intellectual property rights or our licensors receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors will provide protection for commercially viable products, or be held valid if subsequently challenged;

•	our licensors effectively prosecute, maintain, defend, extend and enforce the patents and patent applications we have licensed;

•	patent authorities will grant patents to our competitors or others that restrict our business based on applications they have filed or may file;

•	we will be able to detect, or, if detected, defend in an effective manner against infringement of any patent we, the co-owners of our intellectual property rights or our licensors receive;

•	others claim rights in, or ownership of, the patents and other proprietary rights that we hold or license;

•	any patent that we, the co-owners of our intellectual property rights or our licensors receive will be eligible under, and benefit from, any laws or regulations governing patent term extension;

•	the patents of others have an adverse effect on our business; or

•	others have developed or will develop similar technologies, product candidates, products or processes, duplicate any of those, or design around any patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors, particularly in relation to satraplatin, 1D09C3 or RGB-286199.

We try to protect our proprietary position by generally filing U.S. and foreign patent applications related to those of our proprietary technologies, inventions and improvements that are important to our business, including those related to the development of our product candidates. Our ability to obtain patents is, however, highly uncertain because, to date, some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and elsewhere. Moreover, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. The policies governing biotechnology patents outside the United States, especially in Germany, are even more uncertain. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Patents, if issued, may be challenged, invalidated or circumvented. United States patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings. Foreign patents may be subject to opposition or comparable proceedings. Moreover, the Federal Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes. Such proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly and time-consuming, and even if we were to prevail, would distract management. Although we are not currently facing any threats of these types of legal actions with respect to our product candidates, the risk of these legal actions increases as our product candidates progress toward commercialization.

Any patents or patent applications that we own, co-own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we have licensed or may license from third parties, may not result in patents being issued. If issued, the patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology, products or processes. Furthermore, others may independently develop similar technologies, products or processes or duplicate any of those that we have developed.

We depend on third parties, such as patent-annuity payment companies, to pay the annuity, renewal and other fees required to maintain our patents and patent applications. Non-payment or delay in the payment of these fees is likely to result in irrevocable loss of patents or patent rights important to our business.

We, the co-owners of our intellectual property rights or our licensors may face difficulties in protecting intellectual property in countries other than the United States, which may diminish the value of our intellectual property in those countries.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we, the co-owners of our intellectual property rights or licensors encounter such difficulties in protecting, or are otherwise precluded from effectively protecting, in foreign jurisdictions the intellectual property rights important for our business, the value of these rights may be diminished and we may face additional competition from others in these jurisdictions.

Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (if, for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent.

Those ideas, developments, discoveries and inventions made by employees and consultants working under German employment law are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. For such inventions, we face the risk that disputes can occur between employer and employee, ex-employee, or employers of our consultants pertaining to alleged non-adherence to the provisions of this act. Even if we, the co-owners of our intellectual property rights or licensors prevailed in any such dispute, such action could result in substantial costs and be a distraction to management. If we fail in such dispute, in addition to paying substantial money damages, we may lose valuable intellectual property rights.

Claims that we infringe a third party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop our development and commercialization efforts.

The pharmaceutical, biotechnology and other life sciences industries are characterized by the existence of a large number of patents and frequent litigation based upon allegations of patent infringement. The owners or licensees of these and other patents may file one or more infringement actions against us or our collaborators or licensees. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may result in us paying substantial money damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our collaborators or licensees, we or our partners or licensees may be forced to stop or delay developing, manufacturing or selling products that are claimed to infringe a third party’s intellectual property unless that party grants us or our collaborators or licensees rights to use its intellectual property. In these cases, we or our collaborators or licensees may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we or our collaborators or licensees may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our collaborators, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we or our collaborators or licensees may be unable to commercialize some of our products or may have to discontinue development or use of a technology or product candidate or cease some of our or their business operations as a result of patent infringement claims, which could severely harm our business.

United States and foreign patents have been issued to third parties in the same fields as some of our technologies and product candidates and in fields that relate to the development and manufacture of our product candidates. We are aware of an issued patent covering a drug-protein interaction technology similar to our LeadCode™ technology that describes a “biotin” based drug-fusion molecule. Biotin is a naturally occurring molecule that binds to certain proteins enabling them to perform their function. There are also numerous patent filings claiming various genetic sequences, such as protein coding sequences and regulatory sequences that may be useful in our research programs and technologies, including our LeadCode™ technology. Additionally, a large number of patents have been issued with respect to methods of discovering, producing, and other aspects of therapeutic antibodies, and we are aware of issued patents held by third parties that relate to the production of recombinant antibodies, such as patents covering production in single cells by the independent expression of the two protein chains that make up the antibody, or more generally to the production of recombinant proteins. We are also aware that a third party has an issued patent relating to treating plasmacytoma/multiple myeloma, Hodgkin’s lymphoma (also known as Hodgkin’s disease), non-Hodgkin’s lymphoma and B cell leukemias by using monoclonal antibodies that specifically react with certain MHC class II molecules. We have not attempted to obtain licenses to any of these patents. If we decide to obtain licenses to these patents, we cannot guarantee that we would be able to obtain such licenses on commercially reasonable terms, or at all. Should we not obtain one or more appropriate licenses and infringement claims be brought against us, we may be unable to convince a court that the allegedly infringed patent was invalid or otherwise unenforceable against our product candidates, research programs or technologies, and we may be prevented from practicing or marketing our product candidates, research programs or technologies in countries in which the patent is in force.

While our product candidates are in clinical trials, and prior to commercialization, we believe our activities fall within the scope of the exemptions from patent infringement provided by 35 U.S.C. Section 271(e)(1) in the United States, which covers activities related to developing information for submission to the FDA. As our product candidates progress toward commercialization, the possibility of an infringement claim against us increases. Analogous provisions may not exist or may not exempt from patent infringement those clinical trials we conduct in other countries.

Our competitive position also depends on trade secrets and other forms of non-patented intellectual property protection. If we are unable to protect our trade secrets, other companies may be able to compete more effectively against us, and our business could suffer.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our collaborators, licensees, employees and consultants. Any of these parties may breach these agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our ability to generate revenues from our product candidates could be severely damaged.

We may be required to pay substantial money damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors, or at universities. Although no claims against us are currently pending, we may in the future be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying substantial money damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could delay or prevent our ability to commercialize one or more of our product candidates.

We are subject to significant environmental, health and safety regulation, compliance with which can be expensive.

We are subject to a variety of health, safety and environmental laws and regulations in the United States, Germany and other countries. These laws and regulations govern, among other things, waste water discharge, air emissions and waste management. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations. Because we produce small amounts of experimental compounds and operate laboratory facilities, some risk of environmental liability is inherent in our business. Additionally, material costs of environmental compliance may arise in the future, increasing the overall costs of regulatory compliance.

Our research activities require access to tissue samples and other biological material. If we lose access to these materials, our ability to discover and develop new product candidates could be impaired and we may incur substantial additional development costs.

Our research activities require access to normal and diseased human tissue samples, other biological materials and related clinical or other information, which may be in limited supply. We may not be able to obtain or maintain access to these materials or information on commercially acceptable terms or at all. In addition, government regulations in the United States or Europe could result in restricted access to, or use of, human or other tissue samples or related information. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, we may not be able to conduct our research activities as we have planned and may incur additional development costs.

We may become exposed to costly and damaging product liability claims and may not be able to maintain sufficient product liability insurance to cover claims against us. Even in the absence of product liability lawsuits, unforeseen adverse side effects could harm sales of our products.

We face the risk of substantial liability for damages in the event a patient experiences adverse side effects during clinical trials or after any drugs we may develop are marketed. If any of our products were to cause adverse side effects, substantial losses in excess of our insurance coverage could result, which could negatively impact our financial condition, results of operations and cash flows. Our products are intended to be used to treat cancer cases, in which the patient and physician may conclude that the therapeutic benefits of the drug outweigh the potential risk of adverse side effects. Nevertheless, patients who suffer complications may attribute these complications to the drug and, as a consequence, bring product liability actions against us.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after approval, may exhibit unforeseen adverse side effects. Such side effects could affect the safety profile of the product. Even if these side effects are not so serious as to warrant withdrawing the product from use, they could reduce the product’s competitive advantage, especially if alternative products offer comparable therapeutic benefits with less severe potential side effects.

We maintain limited product liability insurance for our product candidates when used in clinical trials. In several countries that have legally mandated amounts of coverage, we have purchased insurance to meet these requirements, which varies widely from €1.0 million per study in Hungary to €50.0 million in Germany. For other countries, such as the United States, where there is no such legal mandate, our insurance coverage is limited to $20 million per occurrence and in the aggregate. We expect to obtain more extensive product liability insurance for any products that we may eventually commercialize when it is economical to do so, given the level of premiums and the risk and magnitude of potential liability. We may not be able to obtain insurance on acceptable terms or at all or the amount of insurance we have may not be adequate to cover potential claims or losses. Uninsured losses would adversely affect our profitability.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

Risks Related to an Investment in Our Company

The price of our shares is highly volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, during the period from January 1, 2004 to December 31, 2004, the price per share of our ordinary shares ranged from €8.07 to €16.36. During the period June 30, 2004 to December 30, 2004, the price per ADS ranged from $10.32 to $16.00. We may experience a material decline in the market price of our shares or ADSs, regardless of our operating performance.

Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

•	adverse results or delays in our clinical trial programs, especially our current Phase 3 registrational trial for satraplatin;

•	FDA or other regulatory actions;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management’s attention and the company’s resources.

We have never paid dividends on our shares, and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on our shares. Under German corporate law, we currently have no ability to pay dividends because of our past losses. We do not expect to have any annual net income for the foreseeable future. We currently plan to retain our future annual net income, if any, to fund our product development activities and internal growth. As a result, capital appreciation, if any, of our shares will be your sole potential source of gain for the foreseeable future.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

Our ADSs trade in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar may affect the market price of the ADSs. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Additionally, any dividend we might pay in the future would be denominated in euro. A decline in the value of the euro against the U.S. dollar would reduce the dollar equivalent of any such dividend.

U.S. holders of ordinary shares or ADSs may not be able to exercise pre-emptive rights and may lose the value of these rights.

Under German law, shareholders generally have pre-emptive rights to subscribe on a pro rata basis for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares or such securities. U.S. holders of ordinary shares or ADSs may not be able to exercise pre-emptive rights for shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of that Act is available. We intend to evaluate at the time of any future rights offering the costs and potential liabilities associated with any such registration statement. We also intend to evaluate the indirect benefits of enabling ADS holders to exercise the pre-emptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then make a decision as to whether to file such a registration statement. If we do not file a registration statement or a registration statement, if filed, is not declared effective in a timely manner and no exemption from the registration requirement is available, an ADS holder will not be able to exercise their preemptive rights.

If pre-emptive rights cannot be exercised by an ADS holder, the depositary will, if possible, sell the holder’s pre-emptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that it cannot sell the rights, the depositary may allow the rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows the rights to lapse, ADS holders will not realize any value from the pre-emptive rights.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks:

•	An ADS holder may instruct the depositary to vote the shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. Otherwise, an ADS holder will not be able to control voting of shares unless they surrender their ADSs and withdraw the shares from the deposit facility. However, an ADS holder may not have enough advance notice to withdraw the shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holder voting instructions might not be carried out and there may be nothing an ADS holder can do if shares are not voted as they requested.

•	ADS holders may not receive copies of all reports from us or the depositary. An ADS holder may have to go to the depositary’s offices to inspect any reports issued.

•	We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

Future sales of our shares in the public market could adversely affect the price of our shares and ADSs.

The market price of our shares and ADSs could drop due to sales of a large number of our shares in the market or the perception that such sales could occur. These sales could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2004, members of our Supervisory Board and Management Board together held approximately 2.6% of our outstanding shares. Subject to Company policies and applicable law, we and members of our Supervisory Board and our Management Board are free to issue, offer, sell or otherwise dispose of shares.

Rights as a shareholder in a German corporation may differ from rights customary for a shareholder in a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany. Our shareholders should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

•	All public offers for the acquisition of shares, securities comparable to shares and certificates representing shares, such as ADSs, as well as bids for other types of securities representing the right to acquire shares, securities comparable to shares and certificates representing shares are subject to the provisions of German takeover laws. In particular, the creation or transfer, directly or indirectly, of 30% or more of the voting rights in a public German corporation generally triggers the obligation to launch a mandatory bid for all outstanding shares in that German corporation.

•	Under German law, certain important resolutions, such as resolutions relating to changes in the articles of association of a German corporation, any increases or decreases in a German corporation’s share capital, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German corporation apart from insolvency and certain other proceedings, require a 75% majority of the votes present or represented at the shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German corporation may be able to block any such votes, possibly to the detriment of the German corporation and the other shareholders.

•	As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German corporation in the event that it is alleged they have breached their duty of loyalty and care to the German corporation. Apart from insolvency or other special circumstances, only the German corporation itself has the right to claim damages from members of either board. A German corporation may waive or settle these damages only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German corporation’s share capital does not have their opposition formally noted in the minutes maintained by a German notary.

In addition, as a non-U.S. corporation, we are not subject to some of the provisions of U.S. securities laws that apply to U.S. issuers. We are not subject to the proxy rules promulgated under Section 14 of the U.S. Securities Exchange Act of 1934, or Exchange Act. Additionally, short-swing profit and recovery provisions under Section 16 of the Exchange Act do not apply to us or the members of our Management Board and Supervisory Board. Furthermore, as a foreign private issuer, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the U.S. Securities and Exchange Commission. In accordance with German law and the rules and regulations promulgated by the Frankfurt Stock Exchange, GPC Biotech’s historical practice, however, has been to publish its three-, six- and nine-month interim financial information. We expect to continue this practice, and to file this information with the U.S. Securities and Exchange Commission in the United States on Form 6-K.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Depending on various factors, we could be classified, for United States income tax purposes, as a “passive foreign investment company,” or PFIC. This characterization could result in adverse U.S. federal income consequences for any U.S. holder of our shares or ADSs. We could be classified as a

PFIC for U.S. federal income tax purposes in any taxable year in which, after taking into account the income and assets of our subsidiary, either:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the average value of our assets is attributable to assets that produce or are held to produce passive income.

If we are treated as a PFIC for any taxable year, U.S. investors in our shares or ADSs may be able to make an election to “mark-to-market” our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares.

Absent an election described above, a U.S. investor of a PFIC would be subject to adverse tax consequences, including:

•	U.S. federal income tax at ordinary income tax rates in respect of gain derived from a disposition of our shares, as well as some distributions by us;

•	interest charges on taxes allocable to prior periods; and

•	no increase in the tax basis for our shares or ADSs to fair market value upon the death of an individual shareholder.

We currently believe that we will not be treated as a PFIC for the taxable year ended December 31, 2004. The determination of whether we are a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our share price. Therefore, it is possible that we could be classified as a PFIC for any particular year.

Item 4. Information on the Company

INTRODUCTION

Organization

The legal and commercial name of our company is GPC Biotech AG. We are a stock corporation organized under the laws of the Federal Republic of Germany. Our principal executive offices are located at Fraunhoferstrasse 20, D-82152 Martinsried/Munich, Germany and our telephone number is 011 49 89 8565 2600. Our corporate website is located at www.gpc-biotech.com.

History

GPC Biotech AG was originally formed as a limited liability company (Gesellschaft mit beschränkter Haftung or GmbH) under German law in January 1997, and was named RM 102 Vermögensverwaltungs GmbH. In August 1997, all of the company’s shares were sold and transferred to members of the company’s management team and scientific advisory board, and its name was changed to Genome Pharmaceuticals Corporation GmbH. In February 1998, Genome Pharmaceuticals Corporation GmbH was transformed into a stock corporation (Aktiengesellschaft or AG) under German law and its name was changed to GPC Aktiengesellschaft Genome Pharmaceuticals Corporation. On March 3, 2000, the company changed its name to GPC Biotech AG.

In March 2000, we acquired Mitotix, Inc., a U.S. drug discovery and development company focused on treatments for cancer and fungal infections. The total purchase price for the acquisition was approximately €31.2 million, which we paid for with our ordinary shares. After the acquisition, Mitotix, Inc. changed its name to GPC Biotech Inc.

In May 2000, we completed an initial public offering of our shares in Germany. Our shares are traded on the Frankfurt Stock Exchange under the symbol “GPC”.

Historically, we have been focused on applying genomic, proteomic and drug-discovery technologies to accelerate the identification and validation of novel drug targets for the development of mechanism-based drugs in oncology, infectious diseases and immunology.

In September 2002, we licensed satraplatin, our late stage chemotherapy product candidate for the treatment of HRPC, from Spectrum Pharmaceuticals, Inc. We focus our efforts on oncology drug discovery and development.

In June 2004, we completed a global offering of our shares in the United States and Germany and certain other countries. In connection with this offering, we listed American Depository Shares representing our ordinary shares on the Nasdaq National Market (“Nasdaq”) under the symbol “GPCB”.

Our authorized representative in the United States is Brent Hatzis-Schoch, Vice President & General Counsel, and our agent for service in the United States is GPC Biotech Inc., located at 610 Lincoln Street, Waltham, MA 02451.

Capital Expenditures

The following table sets forth our capital expenditures, including purchases under capital lease obligations in fiscal 2004, 2003 and 2002.

	Fiscal Year ended December 31,
	2004	2003	2002
Property, equipment and licenses	1,071	1,669	2,498

Total	1,071	1,669	2,498

We finance our current capital expenditures out of our cash resources. Of our total capital expenditures in fiscal years 2004, 2003 and 2002, 29.0%,16.2% and 59. 6%, respectively, were invested in the United States.

Business Overview

GPC Biotech is a biopharmaceutical company discovering and developing new drugs to treat cancer. Our lead product candidate, currently in a Phase 3 registrational trial, is satraplatin, a platinum-based compound intended for use as a chemotherapy drug. Platinum-based drugs have been clinically proven to be one of the most effective classes of anticancer therapies and are used to treat a wide range of cancers. Unlike currently marketed platinum-based drugs, satraplatin is administered orally. We licensed satraplatin in 2002 and, in September 2003, initiated a Phase 3 registrational trial of satraplatin as a second-line chemotherapy treatment for hormone refractory prostate cancer (HRPC). Currently, more than 190 sites in 15 countries on four continents are accruing patients to this trial. We refer to this trial as the “SPARC” (Satraplatin and Prednisone Against Refractory Cancer) Trial. We modeled the SPARC Trial, in which we expect over 900 patients to be enrolled, on a successful 50-patient study of satraplatin as a first-line chemotherapy treatment of HRPC conducted by others. There is currently no approved second-line chemotherapy treatment regimen for patients who fail first-line chemotherapy treatment for HRPC. We were therefore able to obtain fast-track designation from the FDA for satraplatin in this disease setting. Our goal is to complete the filing of a New Drug Application, or NDA, with the FDA for satraplatin as a treatment of HRPC in the second half of 2006. Based on existing clinical data, we believe that satraplatin may have application in a number of cancers, both as a single agent and in combination with other therapies. We opened for accrual a trial in which satraplatin is combined with radiation therapy in the fourth quarter of 2004.

Our second most advanced product candidate is 1D09C3, a monoclonal antibody that is in a Phase 1 clinical trial and is intended for the treatment of selected leukemias and lymphomas, including non-Hodgkin’s lymphoma. A monoclonal antibody is an immune system related protein that binds preferentially to one type of foreign substance, potentially stimulating a biological response. We initiated a clinical trial for 1D09C3 early in 2005. The aim of this trial is to assess the safety of this drug and to recommend a dose for Phase 2 clinical trials. Our third development program involves small molecule compounds that inhibit the cell division cycle, which is essential for tumor growth. The cell division cycle, or cell cycle, is the process by which a cell grows, duplicates its DNA and divides into two cells. We have identified a lead compound, RGB-286199, that is currently in preclinical development. Our goal is to complete preclinical development work on RGB-286199 in 2005. In addition, we have several distinct research programs to discover new anticancer drug candidates.

We also have a portfolio of technologies in the fields of proteomics (the systematic study of proteins and their functions) and genomics (the systematic study of genes). In early 2003, we expanded our technology portfolio through the introduction of LeadCode™, our proprietary cell-based drug-protein interaction screening technology. LeadCode™ enables us to improve our understanding of the potential efficacy and side effects of drugs and drug candidates. We believe that these technologies allow us to prioritize and optimize drug candidates in our pipeline, identify new drug uses and potentially reduce the risk of failure in drug development.

In 2001, we entered into an agreement with ALTANA Pharma, which is our most significant technology collaboration to date. Under this contract, we are assisting ALTANA Pharma through mid-2007 with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Effective January 2003, we have also licensed LeadCode™ to ALTANA Pharma under a separate agreement. We are entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding over the term of the agreements. ALTANA Pharma has no rights to any of the product candidates described in this annual report.

Our Strategy

We are focused on oncology because this is an area in which, despite progress in understanding cancer and the resulting development of new therapies, there is still a lack of effective treatments. Also, due to the relatively short timeframe and low number of patients needed for oncology clinical trials, the costs of clinical development of anticancer drugs are significantly lower than those for many other diseases. We have assembled a highly experienced team of scientists and executives specialized in the fields of oncology drug discovery, development and commercialization. We believe that the oncology market’s rapid growth and substantial unmet medical need, combined with our focused expertise, position us to compete effectively in the oncology drug market.

Our goals are to discover, develop and commercialize new anticancer drugs. We are pursuing these goals through the following strategies:

•	Enhance the commercial value of satraplatin to us. We believe that we have the internal expertise and have the financial resources to conduct our planned clinical trials for satraplatin without a partner. We believe that we will be able to achieve greater value from satraplatin by advancing its development on our own. We may seek a strategic partner to assist us in the sales and marketing of satraplatin. A sales and marketing partnership would allow us to benefit from the expertise, marketing capabilities and resources of such partner and may increase both speed and depth of market penetration.

•	Broaden the potential range of applications of satraplatin. Clinical trials with satraplatin conducted by others have demonstrated activity in prostate cancer, as well as in other cancers, such as ovarian cancer and lung cancer, and have also demonstrated beneficial effects when combined with other chemotherapy drugs or when combined with radiation therapy. As part of our satraplatin development program, we are conducting an additional clinical trial with satraplatin in combination with radiation therapy for the treatment of non-small cell lung cancer (“NSCLC”) and intend to conduct additional clinical trials for other cancers with satraplatin as a single agent, in combination with other drugs and in combination with radiation therapy.

•	Build and maintain a balanced portfolio of oncology drugs. To diversify the inherent risk associated with the development of anticancer drugs, we work on a diverse group of anticancer drug candidates. For example, we seek to diversify our risk profile by developing product candidates that have known mechanisms of action, such as satraplatin, as well as developing product candidates that have novel mechanisms of action. Additionally, we seek to diversify our risk by working with biologic agents, such as our human monoclonal antibody, as well as synthetic small molecules, such as our cell cycle inhibitor.

•	Use our research expertise, technologies and external network to build our product candidate pipeline. We seek to leverage our internal expertise and external network of scientists and experts in the oncology field to identify and evaluate in-licensing opportunities. This strategy has already proven successful in the in-licensing of satraplatin, and we continue to evaluate numerous opportunities on an ongoing basis. Additionally, we plan to use our internal research expertise and our drug discovery technologies to help us identify promising new drug discovery projects and to initiate new drug discovery programs. For example, we believe that our technologies will allow us to discover and subsequently enhance the activity profiles of small molecule classes known to have anticancer activity.

•

Use our internal expertise to find the fastest path to market approval for our product candidates.    When planning our approach for obtaining regulatory approval for a new anticancer drug candidate, we seek to minimize the time to market and maximize the likelihood of approval. We do this by designing registrational trials targeted at disease settings where no effective treatment alternatives exist. Additionally, we discuss our clinical trial plans with the relevant regulatory authorities prior to initiating clinical trials to ensure that our trial designs will be acceptable to these regulatory authorities. For our lead product candidate, satraplatin, we have obtained fast track approval from the FDA, participated in an “End-of-Phase 2 Meeting” with the FDA and completed a Special Protocol Assessment thereby obtaining a meaningful review of our overall registrational approach by the FDA. Additionally, we have obtained a Scientific Advice Letter from the EMEA providing the EMEA’s perspective on our registrational approach for satraplatin. We expect to take a similar approach for our other product candidates. We have assembled a clinical development team that is highly experienced in designing and conducting successful clinical trial programs.

Our Product Pipeline

Our product pipeline currently contains three product candidates intended for the treatment of cancer. Cancer is the second leading cause of death in the United States after cardiovascular disease. The American Cancer Society estimates that in 2005 there will be 1,372,910 new cases of cancer diagnosed and 570,280 deaths attributable to cancer in the United States. According to GLOBOCAN 2000, in the year 2000, there were a total of 1,296,000 new cases of cancer and 789,000 deaths attributable to cancer in the United Kingdom, Germany, France, Italy and Spain.

Many different approaches are used in treating cancer, including surgery, radiation therapy, drugs or a combination of these approaches. Drugs used to treat cancer include chemotherapeutics, hormones and immune-based therapies. According to the MattsonJack CancerMetric database, over 1 million cancer patients were treated with anticancer drugs in 2003 in the United States. According to Reuters Business Insight estimates, the worldwide sales of anticancer drugs totaled over $14 billion in 2002 and are forecast to reach $20 billion in 2008.

The following table summarizes the development status of our product candidates and research programs:

Product Candidate	Indication	Development Status
Satraplatin	Second-line chemotherapy of HRPC	Phase 3—registrational trial ongoing

	Combination with radiation therapy in NSCLC	Phase 1/2—study ongoing

	Combination with TAXOL® in lung cancer	Phase 2—study protocol in preparation

	Combination with TAXOTERE® in various cancers	Phase 1—study protocol in preparation

Human Monoclonal Antibody (1D09C3)	Relapsed/refractory, B-cell lymphoproliferative disorders	Phase 1—study ongoing

	Combination therapy with RITUXAN® in non-Hodgkin’s lymphoma	Preclinical studies

Cell Cycle Inhibitor (RGB-286199)	Various refractory cancers	Preclinical studies—ongoing

Research Programs
Apoptosis Inducers	Various cancers	Research—ongoing
Novel Kinase Inhibitors	Various cancers	Research—ongoing

Satraplatin

Our lead product candidate is satraplatin, a member of the platinum family of drugs. Platinum-based drugs represent one of the mainstays of modern chemotherapy and are used to treat a wide variety of cancers, with worldwide sales of these drugs in 2004 exceeding $2.2 billion. We licensed the exclusive commercial rights to satraplatin, including the right to sublicense, in the field of treating cancer, from Spectrum Pharmaceuticals, Inc. (formerly NeoTherapeutics, Inc.) at the end of the third quarter of 2002.

Market Opportunity.    Three platinum-based drugs are currently marketed in the United States and Europe: carboplatin, cisplatin and oxaliplatin. These platinum-based drugs are used to treat more than 34 different cancers; in many cases regimens containing a platinum-based drug represent the current standard of care. Unlike these platinum-based drugs, which are administered intravenously, satraplatin is administered orally in the form of a capsule. Satraplatin has been studied in a variety of adult cancers in clinical trials that in total have enrolled over 600 patients, excluding our SPARC trial. In randomized clinical trials, satraplatin has shown significant anticancer activity in HRPC, and is the only platinum-based compound for which such clinical data have been generated. Additional Phase 2 trials have been successfully completed by others in ovarian cancer and small cell lung cancer. Our goal is to develop satraplatin not only for the treatment of prostate cancer, but also for other cancers that are known to respond to treatment with platinum-based drugs.

Prostate Cancer and Existing Treatment Regimens.    Prostate cancer is the most common cancer among men and the second leading cause of cancer deaths in men in the United States. Of the 710,000 new cases of cancer that are anticipated in American men in 2005, the American Cancer Society estimates that approximately 232,000 of those cases will be men diagnosed with prostate cancer. Moreover, of the more than 295,000 men in the United States who are expected to die of cancer in 2005, over 30,000 of those men are expected to die of prostate cancer. Since the risk of prostate cancer increases with age, the aging of the overall population over the next several decades is expected to further increase the number of prostate cancer patients.

During the early stages of prostate cancer, when the tumor is still confined within the prostate and adjacent tissues, treatment may involve surgery, radiation therapy or a combination of the two. Surgery aims at completely removing the tumor from the body. Radiation therapy aims at killing prostate cancer cells, thereby shrinking tumors or preventing cancer cells from dividing and spreading to remote sites in the body, a process known as metastasis. In many cases, however, the cancer progresses despite these treatments.

Once the cancer spreads outside the prostate gland, hormone ablation therapy is often used to try to control the cancer by limiting the supply of hormones that this type of cancer needs to grow. Hormone ablation therapy may be accomplished by surgical castration or by chemical castration, which involves the administration of drugs to prevent the production of or to block the action of testosterone and other male hormones.

While most prostate cancer patients initially respond to hormone ablation therapy, the vast majority eventually relapse, becoming refractory to hormone treatment, typically after 24 to 30 months of treatment. According to the estimates of Datamonitor plc, approximately 70,000 men with prostate cancer in the United States were hormone refractory in 2002. For these HRPC patients, subsequent treatment involves a limited number of options, including chemotherapy and radiation therapy. Prior to 2004, two chemotherapy drugs were approved for such first-line chemotherapy of HRPC. While these two drugs are effective in reducing the severe pain that these patients experience, they have not been shown to delay the progression of this disease.

In 2004, treatment with the chemotherapy drug TAXOTERE® (docetaxel) was reported to show a significant improvement in survival in HRPC patients when compared to the previous standard of care for HRPC. These data, along with additional supportive information, led to the approval for marketing of TAXOTERE in both the U.S. and Europe as a first-line chemotherapy treatment for HRPC. We believe that the success of this treatment will result in many more HRPC patients being treated with chemotherapy.

The increasing use of chemotherapy in prostate cancer is creating a greater need for additional effective therapeutic options for HRPC patients, especially for second-line chemotherapy treatments because a cure is not expected in HRPC with currently approved first-line chemotherapy treatments, including TAXOTERE regimens. Satraplatin is in a Phase 3 registrational trial as a second-line chemotherapy treatment in HRPC and is believed to be the only compound currently in Phase 3 clinical testing for this indication.

History and Prior Clinical Trials of Satraplatin.    Satraplatin was invented and synthesized by scientists at Johnson Matthey as part of a collaboration with Bristol-Myers Squibb to find new platinum-based chemotherapy drugs. Unlike any of the marketed platinum-based drugs, satraplatin showed anticancer activity when administered orally.

Between 1992 and 1999, Bristol-Myers Squibb initiated 29 clinical trials of satraplatin in a variety of cancers. A total of 615 patients were enrolled in these trials. Satraplatin demonstrated anticancer activity in various cancers in these trials, including prostate cancer, ovarian cancer and small cell lung cancer. Additionally, satraplatin demonstrated anticancer activity in cancers of the head and neck when given in combination with radiation therapy.

The following chart summarizes selected clinical studies involving satraplatin that were sponsored by Bristol-Myers Squibb.

Indication	Clinical Status	Date Initiated
First-line chemotherapy of HRPC	50-patient randomized Phase 3 study conducted by the European Organization for Research and Treatment of Cancer (EORTC)	1998
Second-line chemotherapy of ovarian cancer	Randomized Phase 2 study	1995
First-line chemotherapy of small cell lung cancer	Phase 2 study	1994
Combination with paclitaxel in various cancers	Phase 1 study	1996
Combination with radiation therapy in various cancers	Phase 1 study	1997
Combination with etoposide in various cancers	Phase 1 study	1994

The most important of the clinical trials initiated during this period was a randomized Phase 3 trial comparing outcomes in a group of HRPC patients who received satraplatin plus prednisone to outcomes in another group that received prednisone alone. Bristol-Myers Squibb initiated this clinical trial in 1998 with the intention of enrolling 380 patients. The trial was conducted by the EORTC. In 1999, Bristol-Myers Squibb terminated its satraplatin program as part of a strategic realignment of its development portfolio. At that time the EORTC had entered 50 patients into the trial. The EORTC investigators continued to treat these 50 patients until either their cancer progressed or they died. The EORTC investigators reported the results at the 2003 Annual Meeting of the American Society of Clinical Oncology. The major finding from the study was a significant prolongation of time during which patients lived without their cancer progressing (progression-free survival) in the group treated with satraplatin plus prednisone, as indicated in the following diagram.

Note: “p” is a measure of statistical significance. A “p” value of less than 0.05 indicates that the results of this comparison were considered significant.

The results also showed that a statistically greater proportion of patients treated with satraplatin plus prednisone experienced a decline of more than 50% of prostate-specific antigen in their blood as compared with pre-treatment levels. The blood of prostate cancer patients usually contains elevated levels of prostate-specific antigen. Many clinicians use this protein in the diagnosis of prostate cancer, in measuring response to treatment and in monitoring the recurrence and progression of this cancer.

Comparison of the median overall survival of the two groups in this trial showed a numerical trend favoring the satraplatin plus prednisone group, but this difference was not considered significant, as indicated in the following diagram.

Note: “p” is a measure of statistical significance. A “p” value of greater than 0.05 indicates that the results of this comparison were not considered significant.

We believe that the inability to show a statistically significant difference in median overall survival in this trial may be due to the enrollment of only 50 patients instead of the initially planned total of 380. We believe the number of patients was probably too small to yield a significant difference in overall survival between the two treatment groups. However, it may be that no significant difference would have been observed had this trial been completed as initially planned.

Finally, a review of the clinical laboratory data and the adverse events experienced in both groups of patients in this study, together with the clinical observations reported by the study physicians, indicated that satraplatin plus prednisone was a well tolerated chemotherapy regimen in this setting and warranted further study in the treatment of HRPC.

Current Clinical Trials.    Shortly after we licensed satraplatin in 2002, we began discussions with the FDA that culminated in an official “End-of-Phase 2 Meeting” with the FDA in July 2003. The purposes of this meeting included assessing the safety of the drug in earlier trials, evaluating our Phase 3 registrational trial plan, and identifying any additional information that would be needed to support an NDA. Additionally, we requested a review of our Phase 3 registrational trial protocol under the FDA’s Special Protocol Assessment program. The combination of the “End-of-Phase 2 Meeting” and the Special Protocol Assessment provided us the opportunity to hold meaningful discussions with the FDA regarding our overall registrational approach. As a result, the FDA has confirmed its agreement with us that successful completion of the SPARC trial will form the primary basis for an efficacy claim for our NDA for satraplatin. This agreement becomes part of the administrative record and may only be changed by mutual agreement of the parties or if the FDA identifies a substantial scientific issue relevant to safety or efficacy after the trial has begun. The FDA has also granted fast track designation to satraplatin as a second-line chemotherapy treatment for patients with HRPC. The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The fast track designation enables us to file sections of the NDA on a rolling submission basis, submitting sections as they become available.

We have also received a Scientific Advice Letter from the EMEA relating to our Phase 3 clinical trial. Although this letter is not required for the initiation of a Phase 3 clinical trial in Europe, it is helpful because it allowed the EMEA to comment on our overall registrational approach before implementation.

In September 2003, we initiated the SPARC Trial. The SPARC Trial is a multinational, multicenter, randomized, double-blind Phase 3 registrational trial to test satraplatin plus prednisone versus a placebo plus prednisone in patients with HRPC whose disease has progressed on first-line chemotherapy. “Randomized” means that patients are randomly assigned to receive the drug candidate or a placebo. To encourage participation, we have set the randomization ratio at 2:1 in favor of active treatment. “Double-blind” means that neither the physician nor the patient knows whether the patient has received the drug candidate or a placebo. “Progressed on first-line chemotherapy” means that a patient with HRPC has shown further advancement of their cancer while being treated with a regimen that includes a chemotherapy drug. The SPARC Trial is designed to determine the efficacy and evaluate the safety of satraplatin plus prednisone in slowing the progression of cancer in this patient population. According to the criteria we have discussed with the FDA and the EMEA, the trial will be considered positive if the treatment group has a 30% or greater increase in the period of time required for progression of disease to occur, as compared with the placebo group.

During the course of the SPARC Trial an independent data monitoring board, established in accordance with guidelines provided by the FDA, will meet periodically to review the results of the trial and evaluate the safety and/or efficacy of satraplatin in the study population. At the time of any of these interim analyses, the data monitoring board can recommend that we either stop or continue the clinical trial based on safety, efficacy or ethical reasons. There can be no assurances regarding the timing or outcome of any interim analysis by the data monitoring board.

The SPARC Trial is underway at over 190 clinical centers in over 15 countries on four continents and is expected to enroll over 900 patients. We are working together with two contract research organizations to conduct the SPARC Trial. Patient recruitment is proceeding at a rate that should allow us to complete the filing of an NDA in the second half of 2006. There can be no assurance, however, that we will be able to complete the NDA on this schedule or at all.

We have also initiated a clinical trial using satraplatin in combination with radiation therapy in NSCLC. The purpose of this trial is to explore satraplatin’s potential to enhance the efficacy of radiation therapy. Promising clinical results have been observed for satraplatin and other platinum-based drugs administered in combination with radiation therapy. We believe that the oral administration of satraplatin may provide an important advantage over currently marketed platinum-based drugs when used in combination with radiation therapy. In practice, it has been difficult to provide intravenously administered platinum-based drugs to patients continuously during the course of radiation therapy due to the need for different safety precautions for the two treatments.

Planned Additional Clinical Trials.    We intend to conduct additional clinical trials to further explore satraplatin’s usefulness for the treatment of other cancers. Specifically, we plan to conduct clinical trials using satraplatin in combination with other chemotherapeutic drugs, such as TAXOTERE. When used in combination with a taxane drug, of which TAXOL or TAXOTERE are examples, other platinum-based drugs, such as cisplatin or carboplatin, have demonstrated synergistic effects in a number of clinical settings. For example, a combination therapy of TAXOL and carboplatin is the current standard of care for first-line chemotherapy treatment of NSCLC. We intend to determine whether similar clinical benefits may be realized by combining satraplatin with a taxane drug.

Manufacturing.    We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of satraplatin. Johnson Matthey manufactured the material that we are using in our clinical trials of satraplatin. We have a contract with Johnson Matthey for additional supplies of the active pharmaceutical ingredient for future clinical trials. Johnson Matthey has been a major manufacturer of platinum-based pharmaceuticals for many years. We believe we currently have a sufficient supply of satraplatin to complete our Phase 3 registrational trial. We do not expect to develop our own manufacturing capabilities and will, therefore, need to contract with a third party for commercial amounts of the active pharmaceutical ingredient.

1D09C3—Monoclonal Antibody

Our second most advanced product candidate, 1D09C3, is a monoclonal antibody that we are developing with the intent of treating selected leukemias and lymphomas. On February 1, 2005, we announced the initiation of an open-label Phase 1 clinical trial evaluating 1D09C3 in patients with relapsed or refractory B-cell lymphomas who have failed prior standard therapy. 1D09C3 has shown anticancer activity in several preclinical tests involving animal models of these cancers. Our monoclonal antibody functions through a mechanism of action that we believe is novel and may represent a significant opportunity in treating a variety of cancers. We hold exclusive rights in a field that includes human therapeutic use to patent applications covering 1D09C3, which include composition of matter and medical use applications in the United States, Europe and other markets.

Market Opportunity.    The initial indication for which we intend to develop 1D09C3 is relapsed and/or refractory B-cell lymphoproliferative disorders. Lymphomas are a group of cancers that arise from cells in the lymph nodes, bone marrow or spleen and often spread throughout the body. There are two major types of lymphoma: non-Hodgkin’s lymphoma and Hodgkin’s disease. The

American Cancer Society estimates that, in 2005, there will be more than 56,000 new cases of non-Hodgkin’s lymphoma and more than 19,000 deaths attributable to non-Hodgkin’s lymphoma in the United States.

Anticancer drugs currently used to treat non-Hodgkin’s lymphoma include monoclonal antibodies and chemotherapy drugs such as doxorubicin. Currently, there are three monoclonal antibodies approved for the treatment of non-Hodgkin’s lymphoma in the United States: RITUXAN®, ZEVALIN® and BEXXAR®. CAMPATH® is approved for chronic lymphatic leukemia. Approximately 50% of patients initially treated with RITUXAN, the most widely used of these drugs, fail to respond. Of those that do respond, many relapse and become refractory after several treatment cycles. As a result, there is currently an unmet medical need for treatment of patients who have failed RITUXAN therapy.

Based on our preclinical research, 1D09C3 may also prove useful for the treatment of other cancers, including leukemias and melanoma. These cancers present additional significant unmet medical needs because effective treatment options are currently limited.

Scientific Overview.    Lymphomas and leukemias are characterized by uncontrolled proliferation of certain cells of the immune system. Studies in recent years have shown that immune system cells, known as B-cells and T-cells, may respond to external signals by committing cellular suicide (programmed cell death). This response is thought to play a role in the natural process of regulating immune responses.

Monoclonal antibodies are manufactured antibodies that share characteristics of naturally occurring antibodies. Naturally occurring antibodies are proteins that are an essential component of the human immune system. They are produced in response to the presence of foreign substances, or antigens, in the body and are extremely specific. Each antibody binds preferentially to one particular type of antigen presented on a cell and can interfere with that cell’s activity or cause cell death. Monoclonal antibodies may be used alone or in combination with other anticancer drugs or radiation therapy to attack cancer cells in several ways.

The aim of our antibody research program was to develop a monoclonal antibody that binds to MHC class II molecules (immune system-related proteins found on the surface of cells) and that can also induce programmed cell death in selected lymphomas and leukemias. In 1999, we entered into a collaboration with MorphoSys AG, a German biotechnology company specialized in producing novel monoclonal antibodies based on human genes. We developed our monoclonal antibody product candidate, 1D09C3, from our collaboration with MorphoSys.

1D09C3 is being developed to treat patients that have failed treatment with RITUXAN. This monoclonal antibody has several characteristics that suggest that it may be suitable for use in cancer patients, including that:

•	it binds to an antigen (MHC class II molecules) that is different from that targeted by RITUXAN, ZEVALIN and BEXXAR, thereby reducing the likelihood of failure after pre-treatment with RITUXAN, ZEVALIN or BEXXAR;

•	it does not require immune system function, which is frequently compromised in those patients pre-treated with chemotherapy and/or RITUXAN; and

•	in preclinical animal studies, when combined with RITUXAN, it shows greater efficacy than either treatment alone.

Manufacturing.    We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of 1D09C3. We believe we have obtained a sufficient amount of 1D09C3 for use in our preclinical and initial planned clinical trials from a third party, manufactured to our specifications.

RGB-286199—Cell Cycle Inhibitor

Our third most advanced product candidate, RGB-286199, is a small molecule drug that inhibits the cell cycle, which is essential for the spread of cancer. Although no effective cell cycle inhibitor drugs have yet been approved, the cell cycle has been recognized for its importance in cancer development for many years. This product candidate, which is currently in preclinical development, resulted from a research program initiated by Mitotix, Inc., which we acquired in 2000.

Market Opportunity.    Cancers are characterized by uncontrolled cell proliferation. The cell cycle is a key cellular process that fails to function normally in cancer development. Studies on a wide range of human cancers have shown that mutations in genes that regulate the cell cycle are found in almost all cases. Therefore, drugs that inhibit the cell cycle could find application in a large number of cancers. The clinical use of a cell cycle inhibitor drug will, however, be conditioned on its stability and distribution in the body after administration and limited by its potential side-effects, making it unlikely that any particular cell cycle inhibitor drug would be used in all or nearly all cancers.

Numerous cell cycle inhibitors have been discovered and explored in early development stages. Of those still in development, few have shown compelling anticancer activity in the clinic. Many of these drug candidates are known as narrow-spectrum cell cycle inhibitors because they target only a few components regulating the cell cycle. Recent scientific publications indicate that to achieve long-lasting inhibition of the cell cycle, a broader spectrum of inhibition may be required. Our cell cycle inhibitor has shown this broader spectrum of inhibition in preclinical tests. We believe that this may translate into greater anticancer activity than has been achieved with most other drug candidates of this class.

Scientific Overview.    Cyclin-dependent kinases (CDKs) are proteins that are involved in the regulation of the cell cycle. At least four different CDKs control various key events during the cell cycle. Certain of these also appear to regulate survival pathways in cancer cells. A survival pathway is a biochemical signaling process inside a particular cell by which its survival is regulated. RGB-286199 is a potent inhibitor of all of these CDKs, inhibiting cell division and inducing cell death in cancer cells. Furthermore, we have shown that RGB-286199 inhibits non-cyclin dependent kinases that are associated with cancer.

Preclinical Studies.    We have shown that RGB-286199 is active against a broad range of cultured cancer cells, including cancer cells that are not actively dividing, while having comparatively little effect on normal cultured cells that are not actively dividing. We believe these data suggest that RGB-286199 may have potential for treating solid tumors in which a large percentage of tumor cells do not actively divide. We have also shown that growth of a variety of human cancer cells inoculated into mice is substantially inhibited. When evaluated 120 days later, the animals treated with RGB-286199 frequently showed no evidence of disease. In contrast, control groups of animals that did not receive anticancer treatment all showed progressive tumor growth by day 20 of the study. We have shown anticancer activity in animal models of ovarian, prostate and colon cancer. There can be no assurance that similar results will be observed in clinical trials with humans.

We have not yet initiated clinical trials of RGB-286199. We are currently planning additional toxicity studies as well as studies to determine appropriate dosing and administration schedules. Our goal is to complete preclinical development work on RGB-286199 in 2005 and, if successful, we anticipate advancing the drug candidate into clinical trials thereafter. There can be no assurance, however, that we will complete preclinical development or initiate clinical trials in this timeframe or at all. Given the potentially broad application of this drug candidate in the treatment of cancer, we expect to conduct early clinical trials in patients with a variety of cancer types. We plan to use the results from these early clinical trials to guide us to those cancer indications that represent the fastest path of development for this drug.

Manufacturing.    We intend to use a third party contract manufacturer for the production to our specifications of RGB-286199 for use in preclinical studies and clinical trials. We are currently seeking a third party manufacturer for RGB-286199.

Our Research Programs

Our research is focused on new anticancer drug discovery opportunities. To date, our research activities have led us to the discovery of 1D09C3 and RGB-286199. Our current approach to new drug discovery programs is to start with existing small molecules or small molecule classes that are either known to have anticancer activity or known to act on selected targets relevant for cancer drug research. We design our research programs to discover drug candidates that have potentially broad application in the treatment of various cancers. Most of our research programs are directed toward discovering cytotoxic drugs, which are drugs that kill cancer cells rather than prevent their growth.

The nature of drug discovery is that programs are continuously initiated, pursued and frequently discontinued, unless progress is satisfactory or potential for identifying a development candidate remains sufficiently high to merit further investment of resources. For example, we have discontinued our bryologs and bryostatin-1 programs.

Our current research projects can be classified into two main areas:

•	Inducers of Programmed Cell Death. Most cytotoxic drugs currently used in cancer therapy work by inducing programmed cell death, or apoptosis, in cancer cells. The mechanisms by which many types of molecules induce apoptosis in cancer cells remain unknown. We are using our technological expertise, specifically our LeadCode™ technology, to study these mechanisms of action. We believe that elucidating the mechanism of action of apoptosis-inducing molecules will allow us to modify their structure and improve their activity, making them more suitable for development as anticancer drugs.

We are currently researching the mechanism of action of certain molecules with known anticancer activity. These are at various stages of research, and our goal is to advance at least one of them into early preclinical development in 2005. There can be no assurance, however, that we will be able to do so on this schedule or at all.

•	Inhibitors of Protein Kinases. Protein kinases represent a large family of proteins that play an important role in signaling between and within cells. We believe that the inhibition of kinases may represent an important and widely applicable approach to the treatment of cancers. There are more than 500 protein kinases encoded by the human genome, and many of these kinases have been implicated in cancer development. Three novel kinase inhibitors, GLEEVEC®, IRESSA® and TARCEVA, have been introduced into the market in recent years for the treatment of cancers.

There are several classes of small molecules that have been shown to inhibit kinases. We are currently working on the generation of several new kinase inhibitors based on these known classes of kinase inhibitors. We hope that these new kinase inhibitors will have profiles suitable for development as novel anticancer drugs. We have recently added to our capabilities in the field of kinase inhibitors through the acquisition of assets of Axxima Pharmaceuticals AG and the related hiring of 40 former employees of Axxima in March 2005.

Licensing to Others.    From time to time we consider licensing to others research programs and related technologies that we are no longer developing. In December 2004, we licensed an immunology program to Debiopharm S.A. and are currently seeking to license our anti-infectives programs to others.

Our Drug Discovery Technologies

From our inception in 1997, we have developed and licensed access to technologies that facilitate drug discovery research. We have applied these technologies in research alliances with pharmaceutical companies, including ALTANA Pharma, Sanofi-Aventis S.A., Bayer, Boehringer Ingelheim and Eli Lilly. These alliances have been a major source of revenue to date, and our ongoing alliance with ALTANA Pharma continues to provide almost all of our current revenues and will provide a significant portion of our future expected revenues. We have also applied these technologies to advance our internal drug discovery programs.

Our technologies, some of which we have developed internally and some of which we have licensed from third parties, are based on genomics and proteomics approaches. These technologies allow us to gain a better understanding of the molecular basis of disease and of drug mechanisms of action. Specifically, we have a gene expression technology, known as ExpressCode™, two technologies for studying protein-protein interactions, known as PathCode™ and UbiCode™, as well as two technologies for finding new approaches to controlling cell growth, known as KeyCode™ and MaRX™.

In early 2003, we introduced LeadCode™, our proprietary drug-protein interaction screening technology. LeadCode™ identifies and analyzes the interaction of a drug with human proteins. LeadCode™ uses yeast cells containing fragments of human proteins to test whether any of these proteins bind to a drug molecule of interest. LeadCode™ enables us to improve our understanding of the mechanisms of action of drug candidates. This understanding helps us in the evaluation of the potential efficacy and side effects of drug candidates. This technology thereby allows us to prioritize and optimize drug candidates in our pipeline, identify new drug uses and, we believe, potentially reduce the risk of failure in drug development.

To augment our ability to study drug-protein interactions, which has become central to our drug discovery approach, we employ a technology called MAPPIT™. This technology was originally designed to detect protein-protein interactions in mammalian cells. We have re-engineered this technology to detect drug-protein interactions in mammalian cells. We believe that the combination of LeadCode™ and MAPPIT provides us with a powerful platform for studying drug mechanisms of action.

We have applied these technologies, either internally or in alliances, in various areas including antibacterial, antiviral, anticancer, osteoarthritis and immunology research. Currently, our internal applications of these technologies are primarily in our anticancer drug discovery efforts. In addition to the technologies described above, we also have internal expertise in target validation, test development, screening, biochemistry, medicinal chemistry, analytical chemistry and animal pharmacology. We believe that these capabilities, taken together, permit us to conduct innovative research in oncology drug discovery and will provide further drug discovery and development opportunities.

Our Licensing Activities

We continue to evaluate opportunities to acquire licenses on an ongoing basis to enhance our current product pipeline. We consider a variety of oncology compounds with different mechanisms of action as licensing candidates and thereby seek to balance our portfolio of products under development. In 2002, we successfully licensed satraplatin, our current Phase 3 product candidate. Over the past year we have evaluated a large number of oncology compounds representing numerous small and large molecules with a variety of proposed mechanisms of action. Our efforts to date have focused on evaluating compounds that have demonstrated anticancer activity in animal models or in clinical trials.

Commercialization

We do not currently have any sales and only limited marketing capabilities. In order to commercialize any products that are approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience. We believe that the medical oncology market is readily accessible by a limited sales and marketing presence due to the concentration of prescribing physicians.

We may seek strategic partners in major international markets, potentially including the United States and Europe, for the commercialization of satraplatin. We do not believe we need these partnerships to complete our application for marketing approval for satraplatin in the United States or in Europe. An appropriate strategic partner may, however, facilitate broader market awareness and enhance the overall market acceptance of satraplatin. Our current plan for our other product candidates is to develop them independently while pursuing the fastest path to marketing approval. We may seek a strategic partner to assist in demonstrating the breadth of application of these drugs in the treatment of a broad range of cancers. Additionally, we may seek a strategic partner for marketing and sales of our other product candidates.

Sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors in the disease settings in which they are used. Significant uncertainty exists as to the reimbursement status of newly approved drugs. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of satraplatin. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Intellectual Property

We actively seek, when appropriate, protection for our products, technologies and proprietary information that is commercially important to the development of our business. We do this through filing for, prosecuting, maintaining or licensing relevant United States, European and/or foreign patents. In addition, we rely upon trade secrets and contractual arrangements to protect proprietary information that may be important to the development of our business.

We aim to file for, prosecute, maintain or license those patents and patent applications that we believe are relevant to the strategic needs of our business, and hence the exact number and scope of issued patents and/or pending patent applications to which we have rights at any given time may increase, decrease or otherwise change in the future.

For example, under our exclusive sub-license from Spectrum Pharmaceuticals, Inc., we have access to intellectual property owned by Johnson Matthey that is important to our ability to develop and commercialize our product candidate, satraplatin.

We also have various exclusive and non-exclusive rights under certain patents, patent applications and technologies relevant to the discovery, production, or commercialization of 1D09C3 under our Collaboration and License Agreement with MorphoSys.

Under our Collaborative Research, Development and Marketing Agreement with Bristol-Myers Squibb, we have certain co-exclusive rights to intellectual property owned by Bristol-Myers Squibb relevant to our ability to develop and commercialize cell cycle inhibitor products, including RGB-286199.

We also have certain exclusive or co-exclusive rights to other patents and patent applications relevant to:

•	the technologies we use in our business;

•	other discovery programs;

•	certain genes, proteins and uses thereof in the area of cell-cycle regulation; and

•	other areas.

These rights have been licensed or sub-licensed from various academic institutions and pharmaceutical and biopharmaceutical companies.

On December 31, 2004, GPC Biotech held rights to over 80 issued patents and more than 150 pending patent applications filed in the United States, Europe, Japan and other key markets. These patents and patent applications are wholly-owned, co-owned or exclusively/co-exclusively licensed by GPC Biotech.

Generally, patents expire 20 years after their earliest nonprovisional filing date. However, U.S. patents issuing from patent applications filed before June 8, 1995 will expire after the longer of 17 years after issuance or 20 years after the earliest nonprovisional filing date. U.S. patents may also be extended in limited circumstances by a period representing delay by the United States Patent and Trademark Office, or USPTO, and hence the exact expiry date of currently pending U.S. applications cannot be predicted. The protection of certain patents that cover non-biological pharmaceutical products may be extended by up to five years under provisions of the Hatch-Waxman Act in the United States and analogous provisions in other countries. See “—Government Regulation—Regulation in the United States—Drug Price Competition and Patent Term Restoration Act of 1984”. Patents and patent applications also will expire early if appropriate renewal or annuity fees are not paid in a timely manner to the appropriate patent office or if prosecution actions or responses are not filed with the relevant patent office according to applicable regulations.

Satraplatin.    Our lead product candidate satraplatin is protected by two issued U.S. patents, a patent issued under the European Patent Convention, or EPC, and a number of patents issued in other national jurisdictions including other EU countries, Japan, Canada and Australia. These patents are owned by Johnson Matthey, and we hold an exclusive sublicense, with the right to sublicense, under these patents through our Co-development and License Agreement with Spectrum Pharmaceuticals, Inc. in the field of treating cancer in humans. These patents cover the composition of matter and anticancer uses of various platinum-based compounds, including satraplatin. The two U.S. patents expire in 2008 and 2010, respectively, and in 2009 in most other countries. Under provisions such as the Hatch-Waxman Act in the United States and analogous regulations in Europe, there are opportunities to extend the patent life of a patent to cover any approved drug product in a given jurisdiction. These regulations provide for the possibility of a patent term extension of up to five years to only one of the U.S. patents related to satraplatin and a Supplementary Protection Certificate in European countries to extend the patent term of the European patent, and any appropriate national equivalents in the European Union, by up to five years. We plan on applying for such extended protection, if possible, for the fullest term and extent appropriate. While we believe that satraplatin will meet the Hatch-Waxman criteria for patent extension, delays in the completion of our Phase 3 registrational trial or in obtaining regulatory approval may jeopardize our ability to obtain a timely patent extension; in addition there can be no assurance that we will ultimately be granted this type of extension or an analogous extension for satraplatin in any specific country, or at all.

1D09C3—Monoclonal Antibody.    Our product candidate 1D09C3 is covered by a number of patent applications in major market countries, including the United States, Japan, Canada, Australia and those states contracted to the European Patent Convention at the date of filing, or EPC States. These published patent applications are co-owned by us and MorphoSys and are governed by the terms of our Collaboration and License Agreement with MorphoSys. Under this agreement, we have exclusive rights to develop and commercialize antibody products covered by such patent applications, including 1D09C3, including in the field of human therapeutic use. These patent applications and resulting patents, if issued and maintained, would expire in 2021 in most major markets. Through our collaboration with MorphoSys, we have secured certain rights to a number of enabling patents, patent applications and technologies relevant to the discovery, production, and commercialization of 1D09C3.

RGB-286199—Cell Cycle Inhibitor.    Several patent filings cover our cell cycle inhibitor, RGB-286199, in major market countries including the United States, EPC States, Japan, Canada and Australia. In particular, we own a U.S. patent that covers the composition of matter of a family of cell cycle inhibitors that includes RGB-286199, pharmaceutical compositions and methods of treating certain diseases, including cancer. These published patent filings are owned by GPC Biotech or by Bristol-Myers Squibb and result from research conducted by us or Bristol-Myers Squibb as part of and subsequent to our Collaborative Research, Development and Marketing Agreement. We have exclusive rights to the patent filings owned by us, and under the terms of our agreement with Bristol-Myers Squibb, co-exclusive rights to inventions made or conceived by employees of Bristol-Myers Squibb during and as a result of the collaboration between us and Bristol-Myers Squibb.

We intend to continue using our scientific expertise to pursue and seek patent protection for new developments with respect to compositions, methods of use and other aspects of such developments that may enhance our position in the field of anticancer drugs.

Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patent that we own, co-own or license from third parties may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties may not result in issued patents. Also, patents may not provide us with adequate proprietary protection or advantages against competitors with similar or competing technologies. In particular, we are aware that a third party has an issued patent relating to treating plasmacytoma/multiple myeloma, Hodgkin’s lymphoma (also known as Hodgkin’s disease), non-Hodgkin’s lymphoma and B cell leukemias by using monoclonal antibodies which specifically react with certain MHC class II molecules. We are aware that numerous patent applications owned by third parties have been filed and are currently pending and expect that others may be filed in the future in fields similar to our technologies or product candidates. For example, a large number of patents have been issued with respect to methods of discovering, producing, and other aspects of therapeutic antibodies. We are aware of issued patents held by third parties that relate to the production of recombinant antibodies, such as patents covering production in single cells by the independent expression of the two protein chains that make up the antibody, or more generally to the production of recombinant proteins. There are also numerous patent filings claiming various genetic sequences, such as protein coding sequences and regulatory sequences that may be useful if used in our research programs and technologies, including our LeadCode™ technology. We are also aware of an issued patent covering a drug-protein interaction technology related to our LeadCode™ technology that describes a “biotin” based drug-fusion molecule. Biotin is a naturally occurring molecule that binds to certain proteins enabling them to perform their function. We have not attempted to obtain licenses to any of these patents. Due to these factors and the inherent uncertainty in conducting patent searches, we may violate third-party patent rights that we have not yet identified, or fully or correctly investigated. As a result of potential conflicts with the proprietary rights of others, we or our collaborators or licensees may in the future have to prove that we or our collaborators or licensees are not infringing the patent rights of others or be required to obtain one or more licenses to third-party patents. We do not know whether such a license would be available on commercially reasonable terms, or at all. If we or our collaborators or licensees are unable to secure such licenses, we or our collaborators or licensees may be required by a court to cease further development, use or commercialization of one or more of our technologies or product candidates.

The technologies we use in our business comprise a complicated set of individual components or techniques, some of which are protected by intellectual property owned by third parties. We have entered into certain licenses to intellectual property covering particular enabling components or techniques that comprise parts of our technologies. Under the terms of certain of these licenses we will owe milestone and royalty payments to the licensors for the commercialization of the licensed intellectual property or products derived therefrom. Under such licenses, we are also obliged to grant back rights to improvements and certain other intellectual property to the licensor. In the future, we may be required to take additional licenses to other intellectual property that is necessary to some of our technologies or products at additional cost to us.

Much of our technology and many of our processes depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our trade secrets, proprietary know-how and technology, we require all employees, contractors, consultants, advisors and collaborators, as well as potential collaborators, to enter into confidentiality agreements or other obligations of confidentiality that prohibit the disclosure of confidential information and require disclosure of all ideas, developments, discoveries and inventions related to our proprietary know-how, trade secrets or technology. Under these agreements, our employees and most of our consultants are generally obligated to assign to us all rights to such ideas, developments, discoveries and inventions, and to reasonably assist us in any further prosecution of patent applications filed to cover such inventions. Those ideas, developments, discoveries and inventions made by employees and consultants working under German employment law are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen—ArbNErfG), which regulates the ownership of, and compensation for, inventions made by employees. It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or unpatentable know-how will otherwise become known or be independently developed by competitors, for which there most likely will be no remedy available to us. Additionally, we or our co-owners or licensors may not have complied, or may not in the future comply, with the provisions of the ArbNErfG, and may become subject to disputes relating to alleged non-adherence to the provisions of the ArbNErfG.

Some of our advisors and consultants are currently employed by universities or other commercial entities. Most of these individuals are parties to agreements pursuant to which some of the work product created by these individuals belongs to their respective employers. While we and these individuals try to maintain records that make it clear that the work these individuals do for us is not subject to their agreements with their employer, it is always possible that an employer such as a university will assert an ownership claim to the work of one or more of these individuals. Our advisors and consultants employed under German employment law will be subject to the provisions of the ArbNErfG under which their employer, rather than we, has first rights to inventions made by them.

Trademarks

We own rights in the following trademarks: GPC Biotech, the GPC Biotech design, the globe design, LeadCode, ExpressCode, PathCode, UbiCode, MAPPIT and KeyCode. All other trademarks or tradenames referred to in this annual report are the property of their respective owners.

Competition

We operate in the highly competitive segment of the pharmaceutical market composed of pharmaceutical and biotechnology companies that research, develop and commercialize products designed to treat cancer. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel.

Satraplatin.    If satraplatin is approved and commercialized, it will face significant competition. Competition for satraplatin may include other drugs either marketed or being developed for prostate cancer, as well as other platinum-based compounds and other chemotherapy drugs for other cancers.

In the prostate cancer market, currently approved drugs include EMCYT (Pfizer, Inc.), NOVANTRONE (OSI Pharmaceuticals, Inc./Serono S.A.), QUADRAMET (Schering AG/CYTOGEN Corporation), METASTRON (Amersham Health/Medi-Physics, Inc.) and TAXOTERE (Sanofi-Aventis S.A.). Two of these drugs (NOVANTRONE and QUADRAMET) are injectable pharmaceuticals approved for use in treating bone pain in cancer patients, and EMCYT is an oral drug used to relieve symptoms of advanced prostate cancer. Although these drugs are effective in relieving the pain of patients with advanced prostate cancer, with the exception of TAXOTERE, they have not been shown to delay the progression of the cancer. We do not believe drugs that only provide relief of symptoms will be significant competitors to satraplatin. The most recently approved of these prostate cancer drugs, TAXOTERE, is approved in the United States and Europe, in combination with prednisone, for the treatment of patients with advanced prostate cancer. TAXOTERE has been shown to prolong survival of patients with HRPC. TAXOTERE has also been used in combination with EMCYT for patients with advanced prostate cancer. Since the initial indication for satraplatin will be second-line treatment of HRPC, and, therefore, satraplatin will be used in patients who have already failed TAXOTERE or one of the other cytotoxic drugs, we do not believe that TAXOTERE will be a significant competitor. Also, we believe that the use of TAXOTERE will increase the need for second-line treatment of HRPC, because studies for TAXOTERE have shown that HRPC patients ultimately became refractory to treatment with TAXOTERE. If we subsequently develop satraplatin for the first-line treatment of HRPC, we believe it will most likely be developed in a combination regimen with TAXOTERE, since the two drugs may have complementary mechanisms of action.

In addition to the drugs already mentioned, there are other agents in development for both advanced HRPC and earlier stages of prostate cancer, which may compete with satraplatin. Examples of such drugs are atrasentan (Abbott Laboratories), calcitriol (Novacea Inc.), PROVENGE® (Dendreon Corporation), and ixabepilone (Bristol-Myers Squibb Company).

We believe that satraplatin is the only product candidate currently in a Phase 3 registrational trial as a second-line chemotherapy treatment of HRPC. The drugs listed in the above paragraph are being developed for first-line treatment of HRPC and will therefore not compete directly with satraplatin in the second-line setting. All of these drugs also represent complementary mechanisms of action compared to satraplatin. It is common practice for oncologists to treat patients with combination chemotherapy regimens, combining drugs with complementary mechanisms of action. It is therefore expected that satraplatin in the long run will be developed and used in combination with one or more of these drugs.

There are currently three marketed platinum-based drugs in the United States and in Europe. These are cisplatin, carboplatin and oxaliplatin. All three agents are administered intravenously and are not indicated for the treatment of prostate cancer. In addition to these, there are other platinum-based compounds approved and/or marketed in Asian markets such as lobaplatin (China), nedaplatin (Japan) and eptaplatin (South Korea). These drugs are not approved, however, for the treatment of prostate cancer. All three of these are also administered intravenously. Another platinum-based drug, which is not currently on the market, is AMD-473. Anormed licensed AMD-473 to NeoRx in April 2004 and it is now called NX 473. NX 473, administered intravenously, has shown activity for HRPC in a Phase 2 clinical trial. There are no reported clinical trials for an oral formulation of NX 473. We are aware that other companies may be developing orally bioavailable platinum-based compounds. We are not aware, however, of any other orally bioavailable platinum-based compounds that are approved or are in Phase 3 clinical trials. We anticipate that satraplatin will be able to compete successfully with other platinum-based drugs because:

•	satraplatin is the only platinum-based drug to have demonstrated efficacy in a randomized trial for the treatment of hormone refractory prostate cancer.

•	satraplatin is the only agent currently in Phase 3 development for second line treatment of HRPC.

•	satraplatin is the only agent that has undergone clinical development with an orally bioavailable formulation.

•	satraplatin is relatively well tolerated; in clinical trials to date, significant nephro-, neuro- and ototoxicities have not been observed with satraplatin.

Satraplatin could also be developed for the treatment of other cancers, either as a single agent or in combination with radiation therapy or other drugs. In these other clinical settings, it will also face competition from a variety of other anticancer drugs.

1D09C3—Monoclonal Antibody.    If 1D09C3 is approved and commercialized, it will face significant competition. Currently marketed antibodies for the treatment of non-Hodgkin’s lymphoma are RITUXAN (Biogen Idec, Inc./Genentech, Inc./Roche Holdings AG), ZEVALIN (Biogen Idec, Inc./Schering AG) and BEXXAR (GlaxoSmithKline). CAMPATH (Berlex Laboratories) is approved for chronic lymphatic leukemia. In addition, there are a number of other antibodies and other drugs in development for the treatment of lymphoma and leukemia.

1D09C3 could also be developed for the treatment of leukemias and melanoma. There is, and will continue to be, significant competition in these markets from both large molecule drugs (antibodies) and small molecule drugs.

RGB-286199—Cell Cycle Inhibitor.    If RGB-286199 is approved and commercialized, it will face significant competition. There are no currently marketed CDK inhibitors. Numerous companies are working on cell cycle inhibitors for oncology applications, including, but not limited to, Pfizer Inc., Johnson & Johnson and AstraZeneca. The two most advanced compounds in clinical studies are flavopiridol (Sanofi-Aventis S.A./U.S. National Cancer Institute) and CYC202 (Cyclacel Limited). Sanofi-Aventis announced in February 2004 that its development of flavopiridol had been terminated.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceutical products and in ongoing research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceuticals are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries.

Regulation in the United States

In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, safety, effectiveness, manufacture, quality control, storage, record keeping, labeling, promotion, marketing and distribution of pharmaceutical products. The failure to comply with the applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions and/or the inability to obtain or maintain required approvals or to market approved drug products.

In addition, the lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our products, may be limited in scope, which may significantly limit the indicated uses for which our products may be marketed. Furthermore, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

The steps ordinarily required before a new drug product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of a notice of claimed exemption for an investigational new drug, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. The following paragraphs provide a general overview of the approval process for a new drug.

Preclinical Testing.    Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA.

Investigational new drug application.    If a company wants to test a new drug in human patients, an IND must be prepared and filed with the FDA to request FDA authorization to begin human testing of the drug. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about adequacy of the preclinical studies, the preclinical product characterization and/or the proposed conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. A separate supplemental submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must review each supplemental IND before each clinical trial can begin. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and the IRB must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations and regulations for obtaining informed consent from the study subjects.

Clinical Trials.    Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 studies conducted after marketing approval. Phase 4 trials are generally required for products that receive accelerated approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

•	Phase 1 Clinical Trials: After an IND becomes effective, Phase 1 human clinical trials can begin. These studies are initially conducted in a limited population to evaluate a drug candidate’s safety profile, and the range of safe dosages that can be administered to the patient, including the maximum tolerated dose that can be given to a patient with the target disease. Phase 1 studies also determine how a drug candidate is absorbed, distributed, metabolized and excreted by the body, and its duration of action. In some cases, particularly in cancer trials, a sponsor may decide to run what is referred to as a “Phase 1b” evaluation, which is a second safety-focused Phase 1 clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs.

•

Phase 2 Clinical Trials:    Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Phase 2 clinical trials of cancer drugs typically are designed to evaluate the potential effectiveness of the drug on patients with specific types and stages of cancer and to further ascertain the safety of the drug at the dosage given in a larger patient population. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a registrational clinical trial in the approval of a drug candidate.

•	Phase 3 Clinical Trials: These are commonly referred to as registrational (or pivotal) studies, and are undertaken when Phase 2 clinical trials suggest that a dose range of the drug candidate is effective and has an acceptable safety profile. In Phase 3 clinical trials, the drug is usually tested in a controlled randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well defined patient population and at multiple clinical sites. The goal of these studies is to obtain definitive statistical evidence of safety and efficacy of the investigational new drug regimen as compared to an approved standard treatment in defined patient populations with a given disease and stage of illness.

In the case of products for life-threatening diseases such as cancer, the initial human testing is often conducted in patients with the target disease rather than in healthy volunteers. These studies may provide initial evidence of efficacy traditionally obtained in Phase 2 clinical trials, and so these trials are frequently referred to as “Phase 1/2” trials.

In addition, a company may hold an “End-of-Phase 2 Meeting” with the FDA to assess the safety of the drug regimen to be tested in the Phase 3 clinical trial, in part to evaluate the Phase 3 plan, and identifying any additional information that will be needed to support a new drug application. If the Phase 3 clinical trials had been the subject of discussion at an “End-of-Phase 2 Meeting”, the company is eligible for a Special Protocol Assessment, or SPA by the FDA, a process by which the FDA must evaluate within 45 days protocols and issues relating to the protocols to assess whether they are adequate to meet scientific and regulatory requirements identified by the sponsor. The satraplatin Phase 3 registrational trial protocol has now successfully completed both the “End-of-Phase 2 Meeting” and this SPA process.

Success in early stage clinical trials does not necessarily assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval.

New Drug Application.    After successful completion of the required clinical testing of a drug candidate, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of NDAs is additionally subject to substantial application user fees, currently exceeding $500,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $30,000 per product and $200,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to specific performance goals in the review of NDAs. Most such applications for non-priority drug products are reviewed within ten months. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. A “not approvable” letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

Fast Track Designation.    The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and that demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine whether the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the PDUFA, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

•

Priority Review.    Under FDA policies, a drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track designated drug candidate would ordinarily meet the FDA’s criteria for priority review. We cannot guarantee any of our drug candidates will receive a priority review designation or, if a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately grant drug approval.

•	Accelerated Approval. Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Although we have obtained a fast track designation from the FDA for our development of satraplatin to treat HRPC patients who have failed prior treatment with chemotherapy, we cannot guarantee a faster development process, review process or approval compared to conventional FDA procedures. We have elected to seek approval under the accelerated approval process for satraplatin. Under the terms of the Special Protocol Assessment, the primary endpoint of the Phase 3 registrational trial for accelerated approval by the FDA will be the time to disease progression. Our strategy and timing for seeking regulatory approval of this drug may change depending on the results of our studies.

Orphan Drug Designation.    Orphan drug designation is designed to encourage manufacturers to develop drugs intended for a rare disease or condition. A rare disease or condition is statutorily defined as one affecting less than 200,000 individuals in the United States, or one that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the United States. Orphan drug designation qualifies a company for tax credits and marketing exclusivity for seven years following the date of the drug’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A drug becomes an “orphan” when it receives orphan designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The drug must then go through the new drug approval process like any other drug. Orphan drug designations are decided solely by the OOPD staff, but the OOPD occasionally will request opinions from the Center for Drug Evaluation and Research, especially when dealing with issues such as the appropriateness of the requested indication or the scientific rationale described by the sponsor.

A sponsor may request orphan drug designation of a previously unapproved drug, or of a new orphan indication for an already marketed drug. In addition, a sponsor of a drug that is otherwise the same drug as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent drug for the same rare disease or condition if it can present a plausible hypothesis that its drug may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the drug has been designated. The FDA could approve a second application for the same drug for a different use or a second application for a clinically superior version of the drug for the same use. The FDA cannot, however, approve the same drug made by another manufacturer for the same indication during the marketing exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

We have applied for orphan drug designation for satraplatin and are corresponding with the FDA with regard to whether an orphan drug designation is appropriate. There can be no assurances that such a designation will be made, and if we receive such designation, we have additionally undertaken to petition the FDA for cancellation of our orphan drug status if we apply for and receive approval to market satraplatin for earlier stage prostate cancer.

Drug Price Competition and Patent Term Restoration Act of 1984

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, established a regulatory framework designed to balance the incentives for innovative drug research with the opportunities for market entry of generic manufacturers. In order to achieve this balance, the Hatch-Waxman Act provided for the restoration of patent terms based on the regulatory review period of a drug product, and data exclusivity periods following the FDA approval of an NDA, while allowing for the submission of simplified drug applications by generic manufacturers. The simplified drug applications created by the Hatch-Waxman Act include two kinds of applications: an abbreviated new drug application, or ANDA, which can rely on FDA’s previous finding of safety and effectiveness for the referenced innovator drug product, and a new drug application for which the sponsor must submit full reports of clinical studies, some of which the sponsor does not own or have a legal right of reference (also known as a Section 505(b)(2) application after its authorizing statutory provision). The patent and exclusivity status of the innovator drug product has implications for the review and approval of both ANDAs and Section 505(b)(2) applications.

A key element of the Hatch-Waxman Act is the extension of the life of a patent to compensate the innovator drug company for marketing time lost while developing the product and awaiting regulatory approval. The Act added Section 156 to the Patent Act permitting patent term extensions for patents on products (or processes for making or using the same) including, but not limited to, drug products used to treat humans. The Hatch-Waxman Act allows only partial recovery of the patent term lost to regulatory approval requirements. In addition, the statute imposes caps on term extension. The term of the patent eligible for extension equals one half of the IND testing phase and the full NDA review phase of testing required under the Federal Food, Drug, and Cosmetic Act. The IND testing phase is measured as the time between the effective date of an IND and the date the FDA receives the NDA; the NDA review phase is the time between the FDA receives the NDA and approval of the NDA. However, any testing conducted prior to patent issuance is not considered for patent extension. The maximum total patent term remaining after term extension is capped at fourteen years. Similarly, absolute caps limit the duration of term extension to five years. Furthermore, a patent is only eligible for one term extension. This patent term extension is only available for the first commercial marketing of a given active ingredient. In addition, the product must have been subject to regulatory review before its commercial marketing or use, and the resulting permission for commercial marketing or use must be the first granted. As a practical consequence generally, only one patent may be extended per approved product. Also, the original patent must still be in force when the application for term extension is filed, and the application must be filed by the patent owner of record or its agent. The application for patent term extension is subject to approval by the USPTO. The FDA, however, determines the length of the product’s regulatory review period at the request of the USPTO. In some instances, the term of the patent for which a patent term extension is being requested may expire before such an extension is granted.

The Hatch-Waxman Act also provides for data exclusivity for the data demonstrating safety and efficacy of a drug product as submitted in an NDA: five-year new chemical entity, or NCE, exclusivity and three-year new clinical study exclusivity. Five-year NCE exclusivity is granted to those drugs for which the active ingredient is an active moiety (i.e., the molecule or ion responsible for physiological or pharmacological action, excluding appended portions that would cause the drug to be an ester, salt, or other noncovalent derivative of the molecule) not previously approved by the FDA. Five-year NCE exclusivity prohibits the FDA from accepting an ANDA or Section 505(b)(2) application for a drug product containing the same active moiety for a five-year period beginning from the date of approval of the NDA. The only exception to this prohibition on the FDA’s acceptance of an ANDA or Section 505(b)(2) application is if a generic competitor challenges patents listed in the Orange Book for the drug product at the end of four years. The five-year exclusivity provision, however, does not prohibit the FDA from accepting another full NDA, for example from a competitor, if the sponsor of the second application has done all the work itself. The FDA can accept the second application, review it, and approve it; NCE exclusivity only prohibits the agency from accepting a Section 505(b)(2) application or an ANDA.

The Hatch-Waxman Act requires an applicant for an ANDA to submit a certification for each patent listed in the Orange Book. This certification requirement also extends to Section 505(b)(2) applications. One of four certifications must be made: 1) that the drug has not been patented; 2) that the patent has already expired; 3) the date on which the patent will expire, and that the generic drug will not go on the market until that date passes; and 4) that the patent is not infringed or is invalid. Those certifications are now referred to as paragraph I, II, III, or IV certifications. Whereas the first three certifications are relatively straightforward, the paragraph IV certification presents added requirements.

When an ANDA contains a paragraph IV certification, the applicant is required to notify the innovator company that it has filed the ANDA with the FDA, and describe the reasons it believes the patent will not be infringed, is invalid, or is unenforceable. The only exception to this rule is if a company is not seeking approval for one of the drug’s uses. In that case, an applicant may submit a “Section 8” statement that the company is not seeking approval for a particular use. Once the innovator company receives notice that a generic application has been filed and its patent is being challenged, the innovator drug company has 45 days in which to file a lawsuit claiming patent infringement based on the generic drug company’s assertion about the characteristics of its proposed product. The filing of a lawsuit as a result of the paragraph IV notice has a substantial effect on the time of approval of the ANDA or 505(b)(2) application. If a lawsuit is brought by the innovator drug company, the FDA’s final approval is stayed for 30 months. If the patent court determines that the patent would be infringed by the product proposed in the ANDA or 505(b)(2) application, the FDA will not approve the application until the patent expires. If the court decides that the patent will not be infringed, or is invalid, the FDA may approve the generic application when that decision occurs. The FDA may approve the application at the thirty-month date, even if the litigation is ongoing. If litigation is pending and the agency approves an ANDA at the end of the 30-month period, most generic drug companies seem unwilling to risk liability for damages by bringing a generic drug product onto the market before the patent litigation is resolved. A generic applicant who is the first to challenge a listed patent using a paragraph IV certification is granted a 180-day exclusivity period with respect to other generic applicants. This exclusivity period provides generic applicants with an incentive by which to challenge listed patents for the innovator drug product.

Under the provisions of the recently enacted Medicare Prescription Drug Improvement and Modernization Act of 2003, the patent owner and the NDA holder have the opportunity to trigger only a single 30-month stay per abbreviated new drug application or Section 505(b)(2) application.

Three-year clinical study exclusivity is granted for certain changes in a drug product, for which the NDA or supplement contains reports of new clinical studies in humans conducted by the sponsor that are essential to approval. This exclusivity covers only the change in the product supported by the new clinical studies. If there are other indications not covered by any patent or exclusivity, and available for competition, generic drugs can be approved for those indications. A grant of three years of exclusivity to a drug product means the FDA cannot approve a Section 505(b)(2) application or an ANDA for the same product for three years. Unlike the five-year exclusivity, the agency can accept an application and review it during this time period. Like NCE exclusivity, this exclusivity will not bar approval of a full NDA where the applicant has done the work to support the same change for the drug product. Exclusivities are published in the Orange Book.

Post-Marketing Studies.    As a condition of NDA approval, the FDA may require post-marketing “Phase 4” clinical trials to confirm that the drug is safe and effective for its intended uses. Where drugs are approved under accelerated approval regulations or the FDA otherwise requests, additional studies will likely be required to document a clinical benefit and monitor the long-term effects of the therapy. We expect that for any product for which a single pivotal clinical trial is authorized for approval, we will be required to conduct extended Phase 4 clinical trials to monitor the long-term effects of the therapy.

Other Regulatory Requirements.    Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for cGMPs, which impose procedural and documentation requirements upon us and any third-party manufacturers we utilize. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

FDA Regulation of Post-Approval Marketing and Promotion.    The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label uses.

From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

Regulation in the European Union

Clinical trials in Europe proceed in much the same manner as they do in the United States, requiring Phase 1, 2, and 3 trials, as well as Phase 4 trials that take place after market approval in order to gather data on an approved product.

Pursuant to the recent Clinical Trials Directive, a new system is being implemented for the approval of clinical trials in the EU. The Clinical Trials Directive had to be enacted through national legislation of the Member States of the EU by May 1, 2004, and these rules amend or replace existing national procedures. Similar to the IND system in the United States, under this new system, approval must be obtained from the national regulatory agency of an EU Member State in which the study is planned to be conducted. For this clinical trial application, an Investigational Medicinal Product Dossier must be submitted. While the Clinical Trial Directive permits a maximum review period of 60 days, this period is shorter in some Member States. In Germany for example, for most drugs, the national agency has 30 days to raise questions about the application. Approval is deemed to be given if notice of objection is not given within the relevant time limit, but for certain products, including biotechnology compounds such as monoclonal antibodies, written approval may be required under the national rules, and for other types of products, such as gene and cell therapy, written approval is always needed. In addition, approval must also be obtained from the responsible ethics committees (equivalent to the IRB in the United States).

Drug approval in the Member States of the European Union generally proceeds under one of two approval procedures: a centralized approval procedure and a decentralized procedure, also known as the Mutual Recognition Procedure. The centralized approval procedure is mandatory for biotechnology products and is becoming mandatory for certain other high-technology products, such as new cancer drugs. The London-based EMEA and the European Commission in Brussels govern the centralized drug registration and approval process. Under this centralized procedure, an approval of a new drug application by the European Commission allows a company to market its drug product in all Member States of the European Union, without having to obtain separate approvals from each Member State. However, marketing remains subject to national pricing and reimbursement rules that often delay marketing and can sometimes effectively prevent it.

In contrast, a company may pursue a decentralized procedure to obtain mutual recognition of a new drug by the Member States. Under the decentralized procedure, an applicant can go directly to a national marketing authority to obtain permission to market its product in the Member State and then seek to have other Member States accept the marketing approval of the first Member State. National pricing and reimbursement rules will also apply to companies following the decentralized procedure, and therefore marketing delays may occur.

Under the centralized approval procedure, the EMEA’s Committee for Medicinal Products for Human Use, composed primarily of experts nominated by each Member State’s national marketing authority, serves as the scientific committee that renders opinions about the safety, efficacy, and quality of human drug products. Each Member State of the European Union has two members on the committee.

Once an application is submitted to the EMEA, the EMEA ensures that the application is complete, and then selects two of its members, known as rapporteurs, to perform independent scientific evaluations of the safety, efficacy, and quality of the drug product candidate. The rapporteurs can draw on two sources of European Union-wide scientific expertise in forming their review teams—experts from the national marketing authorities of Member States and any of over 1,000 outside experts located at universities and institutions throughout Europe. Once the rapporteurs have completed their respective evaluations, they present the case to the EMEA Committee, which then must render an opinion within 210 days after the application was submitted (subject to certain administrative delays). This deadline is postponed when the reviewers request additional information from the applicant and under new rules, further extensions are possible. If the EMEA Committee opinion is favorable, it is transferred to the applicant, all Member States, and the European Commission. The European Commission uses the EMEA Committee’s opinion to prepare a draft decision. This draft decision is then finalized in cooperation with the Standing Committee (composed of representatives of the Member States), which generally agrees to the draft.

Products approved via the centralized registration procedure receive a data protection period of ten years, which is being replaced by a period of eight plus two years. Under the new rules, no third party may reference the preclinical and clinical data of the originator during the first eight years, but can only market a generic version after ten years have lapsed. For products approved via the decentralized procedure, data exclusivity ranges from six to ten years (or six years but limited to patent life) in individual Member States, but this is being replaced by a similar eight plus two-year protection period. The protection period under both procedures can under the new rules be extended by another year in case of a new therapeutic indication that is of significant benefit. If satraplatin is approved in the European Union, it is likely that it will be covered by the new rules but no assurances can be given that this will be the case in any or all EU Member States.

A drug may also qualify for an orphan medicinal product, or OMP, designation in the European Union. An application for designation as an OMP must be submitted prior to submission of an application for marketing approval. OMP designation qualifies a drug for ten years of market exclusivity once the drug is approved. OMP designations are issued by the European Commission, acting on the advice of an expert committee, with representatives of the Member States, patient organizations, and other interests. OMP designation will be granted if the product meets either of two tests: one based on prevalence criteria (the disease or condition must affect no more than five per ten thousand persons in the European Union); and the other based on a determination that it would be infeasible economically to develop the product without orphan drug incentives. The second condition allows the orphan medicine status to be given to products for diseases for which treatments are not likely to be commercially viable. In addition, it must be shown that there is no satisfactory authorized method for diagnosis, prevention or treatment of the respective disease in the European Union. However, if a medicinal product is deemed orphan and if there is a satisfactory alternative already approved in a European Member State, then the product is eligible for an OMP designation if it is of significant benefit to patients. During the development and regulatory review phase, the orphan drug status can be lost if the designation criteria are not met anymore, for instance because a new treatment for the disease in question is approved.

Although orphan drug exclusivity in the EU is granted for ten years, at the end of the fifth year, any Member State can initiate proceedings to restrict that period to six years if it believes that the criteria for orphan designation no longer apply (e.g., because the prevalence of the disease has increased or the manufacturer is earning a sufficient profit not to maintain the exclusivity). In addition, competitive products can be approved during the marketing exclusivity period, for example, if they are not “similar” to the original product or are safer, more effective, or otherwise clinically superior to it.

Regulation in Other Countries

Approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA or EMEA approval has been obtained. The approval procedure varies among countries and can involve requirements for additional testing. The time required may differ from that required for FDA or EMEA approval. Although there are some procedures for unified filings for some European countries with the sponsorship of the country that first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed. Several years ago, representatives of the regulators in the United States, the European Union and Japan launched the International Conference on Harmonization (“ICH”), a collaborative effort with the goal of streamlining the development and registration of medicinal products by harmonizing the applicable procedures in the three regions. For the foreseeable future, however, we will have to seek separate approval in each region.

Our Subsidiary

The following table presents selected information relating to our sole subsidiary as of December 31, 2004 (in thousands of €, except for share of capital).

Name and location of the entity	Primary Activity	Common Stock	Share of Capital	Equity	Net income (loss)	Liabilities owed by us
GPC Biotech Inc., Waltham, Massachusetts, USA and Princeton, New Jersey, USA	research and development	31,696	100%	13,119	(11,586)	2,395

Hazardous Materials

Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

Facilities

Our headquarters are located in Martinsried/Planegg, Germany. We lease approximately 4,200 square meters (46,523 square feet) in this facility, in which we house our corporate offices and laboratories under an operating lease expiring on November 30, 2014. This lease extends automatically on November 30th of each year thereafter for one additional year unless terminated by either party with twelve months notice. Additionally, beginning as of November 30, 2009, we may terminate the lease on six months notice. We lease approximately 14,000 square feet (1,300 square meters) of office space in a facility in Princeton, New Jersey under an operating lease expiring on June 30, 2005. We also lease 85,430 square feet (7,937 square meters) of office and laboratory space located in Waltham, Massachusetts under an operating lease expiring in 2011 with an option to extend the lease for two consecutive five-year periods. We are investigating office space expansion opportunities to support our development requirements beyond 2005. We believe that suitable alternative or additional space will be available in the future on commercially reasonable terms as needed.

In 2002, we entered into a sublease agreement with ALTANA Pharma pursuant to which ALTANA Pharma subleased space at our Waltham facility through June 30, 2007, with a restricted option for one additional year. As of December 31, 2004, the amount of space subject to the sublease agreement was 23,500 square feet.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to our financial statements included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

GPC Biotech is a biopharmaceutical company discovering and developing new drugs to treat cancer. Our lead product candidate is satraplatin, an oral platinum-based compound intended for use as a chemotherapy drug. Satraplatin is currently being tested in a Phase 3 registrational trial as a second-line chemotherapy treatment for HRPC. We licensed satraplatin in 2002 and, in September 2003, initiated a Phase 3 registrational trial of satraplatin as a second-line chemotherapy treatment for HRPC in the United States, Europe and South America. Our goal is to complete the filing of an NDA with the FDA for satraplatin as a treatment for HRPC in 2006.

Our second most advanced product candidate, 1D09C3, a monoclonal antibody in a Phase 1 clinical trial, is intended for the treatment of selected leukemias and lymphomas, including non-Hodgkin’s lymphoma. The aim of this trial is to assess the safety of this drug and to recommend a dose for Phase 2 clinical trials. Our third development program involves small molecule cell cycle inhibitors, from which we have identified a lead compound, RGB-286199, that is currently in preclinical development. Our goal is to complete preclinical development work on RGB-286199 in 2005.

We also have a portfolio of proteomics and genomics technologies, which we use in our internal drug discovery efforts and which we have licensed to or used in collaborations with various pharmaceutical companies. In 2001, we entered into an agreement with ALTANA Pharma to assist ALTANA Pharma through 2007 with its research institute in the United States. This alliance includes a research collaboration as well as a transfer of technologies. We have also licensed LeadCode™, our drug-protein interaction technology, to ALTANA Pharma as of January 2003, under a separate agreement. ALTANA Pharma is our largest customer, accounting for 99% of our total revenues in 2004, 94% of our total revenues in 2003, and 81% of our total revenues in 2002. As of December 31, 2004, an affiliate of ALTANA Pharma owned 8.2% of our outstanding share capital.

Since our inception in August 1997, we have incurred significant net losses. As of December 31, 2004, we had an accumulated deficit of €167.3 million. We expect to incur substantial and increasing losses for the next several years:

•	as satraplatin advances through Phase 3 development and commercialization;

•	as we initiate additional clinical trials involving satraplatin;

•	as our monoclonal antibody (1D09C3) advances through clinical development;

•	as our cell cycle inhibitor (RGB-286199) advances through preclinical studies and into clinical development;

•	if we advance other product candidates discovered by us in research programs into preclinical studies and clinical development;

•	as we expand our research programs and further develop our proprietary drug discovery technologies to broaden our pipeline of preclinical product candidates; and

•	if we obtain rights or licenses to additional anticancer product candidates.

Over the past five years, we have funded our operations primarily through the sale of equity securities, payments received under our agreements with ALTANA Pharma and other pharmaceutical companies, interest earned on investments, government grants, capital lease financings and long-term debt. We expect to continue to fund our operations over the next several years primarily through our existing cash resources, future payments received from ALTANA Pharma, and interest earned on investments and potential future sales of equity securities.

At December 31, 2004, we held €59.4 million of cash and cash equivalents and €69.2 million of short-term investments and marketable securities. In addition, we also had €2.3 million in restricted cash at that date.

Revenue

All of our product candidates are currently in development, and we therefore do not expect to generate any direct revenue from drug product sales for at least the next few years. We will be required to successfully complete clinical trials for satraplatin, our most advanced product candidate, and obtain required regulatory approvals before we can market satraplatin. We do not expect to file an NDA for satraplatin until 2006. Our other two product candidates, 1D09C3 and RGB-286199, are in phase 1 of clinical development and in preclinical studies, respectively. We initiated a Phase 1 clinical study for 1D09C3, our monoclonal antibody, in January 2005. Additionally, we expect to complete preclinical development of RGB-286199, the lead compound of our cell cycle inhibitor program, in 2005. Any delay in obtaining or failure to obtain regulatory approval for satraplatin will materially adversely affect our ability to generate revenues from drug sales in the next several years.

A substantial portion of our historical and current revenues are generated from our alliance with ALTANA Pharma. ALTANA Pharma accounted for 99% of our total revenues in 2004, 94% of our total revenues in 2003 and 81% of our total revenues in 2002. In 2002, Boehringer Ingelheim accounted for 11% of our total revenues. No other customer accounted for more than 10% of our total revenues in 2004, 2003 and 2002.

We have entered into various collaborations with ALTANA Pharma. Our current collaboration with ALTANA Pharma, which we entered into in 2001, is our most significant technology collaboration to date. This agreement, which expires in June 2007, includes a research collaboration, which expires in 2005 as well as a transfer of technologies. Effective January 2003, we entered into another agreement with ALTANA Pharma pursuant to which we licensed LeadCode™, our drug-protein interaction technology. Over the term of the agreements, we are entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees and research funding. ALTANA Pharma is also obligated to make certain milestone payments to us in connection with the development and commercialization of products resulting from our research collaborations. We are also entitled to receive royalties on the net sales of any products resulting from these research collaborations that receive regulatory approval and are marketed by ALTANA Pharma. Past collaborations with Altana Pharma include research collaborations in the field of anti-infectives in 1998 and oncology in 2001, both of which expired in 2003.

We expect that our future revenues will be derived primarily from direct products sales of our drugs, from royalties on sales from drugs developed by us and licensed to other biotechnology or pharmaceutical companies, as well as from licensing various rights to our anticancer drugs under development and, to a lesser and decreasing extent, collaboration arrangements and technology licensing.

Research and Development Expenses

We incur development expenses related to our clinical and preclinical drug development programs. We also incur research expenses associated with both partnered and unpartnered research activities, as well as the development and maintenance of our drug discovery technologies.

The expenses we incur in connection with our research, preclinical and clinical development activities consist primarily of costs of contract research and consultants, costs of employee compensation, costs of clinical drug supplies, other supplies and materials, intellectual property, travel and facilities costs. We also incur licensing fees, milestone achievement fees and royalties in the case of several of our technologies and drug discovery and development programs.

Development timelines and costs for our drug discovery programs and for development of our product candidates are difficult to estimate and may vary significantly for each drug candidate and from quarter to quarter. Research and development costs totaled €40.2 million, €37.7 million and €38.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of €):

	Year ended December 31,
Project Costs:	2004	2003	2002
Satraplatin	14,907	9,819	2,581
1D09C3	3,092	1,401	4,148
RGB-286199	1,911	1,654	3,890
Cost of performing research and development for others	1,371	3,565	3,724
Other projects	3,285	4,069	5,944

Total project cost	24,566	20,508	20,287

Other costs to arrive at total research and development expenses:
Benefits and other salaries	6,445	6,466	6,234
Stock-based compensation	1,982	1,290	2,675
Building and facilities	3,882	4,060	2,731
Depreciation	1,253	1,361	1,904
Intellectual property expenses	891	845	1,620
Other expenses	1,183	3,211	2,602

Total research and development expenses	40,202	37,741	38,053

Project costs shown in the table above include direct project costs plus the salaries of the employees who directly charged time to the project and do not include overhead and other unallocated costs. Salaries do not include an allocation of benefits or stock-based compensation costs. Other salaries relate to departmental salaries not directly allocated to a project.

In 2004, a significant portion of our research and development expenses for satraplatin related to payments to two contract research organizations. If our satraplatin Phase 3 registrational trial is significantly delayed or fails to demonstrate that satraplatin is safe or effective, or we are unable to obtain necessary approvals from the FDA and similar regulatory agencies in Europe and elsewhere, we may be unable to meet our development timelines. If we fail to commercialize satraplatin on schedule, our ability to achieve profitability will be significantly delayed as the overall costs of the program will increase and the timing of revenue generation will be delayed. Although we currently intend to fully fund our Phase 3 registrational trial for satraplatin ourselves, we may enter into one or several strategic partnerships with pharmaceutical companies for sales and marketing of satraplatin.

Our mononclonal antibody, 1D09C3, is currently in a Phase 1 clinical trial. Additionally, assuming continued successful preclinical development and receipt of necessary approvals, we intend to complete preclinical development work on RGB-286199 in 2005. Even if their further development is successful, it will take several more years before we can file for regulatory approval of these product candidates, and we may be unable to obtain the necessary approvals. If we do not receive regulatory approvals, we will not be able to generate product revenues from these product candidates. Because these product candidates are in very early stages of development, and we have not selected an indication for RGB-286199 for which we intend to conduct clinical trials, we cannot provide a meaningful estimate of future development costs.

As we continue our clinical trial of satraplatin and advance the development of our other product candidates, we expect to incur higher levels of research and development expenses in future periods. This future increase might also result, among other things, from milestone payments for satraplatin upon the acceptance of an NDA filing and the European equivalent and the first approval of commercial sales in the United States and Europe for a total of $15.0 million. All of our product candidates are currently in development, and we therefore do not expect to generate any direct revenue from drug product sales for at least the next several years. For satraplatin, we estimate that we may be able to receive marketing approval in the United States in 2007. However, with respect to our other product candidates, we are currently unable to determine the period, if any, during which we will be able to generate revenue from them given the early stage of their current development.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, business development, strategic marketing, investor relations, legal, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, travel, insurance premiums and depreciation. We anticipate increases in expenses relating to insurance, legal and accounting services, investor relations and other internal resource requirements arising from additional compliance and reporting obligations imposed by the Nasdaq and the U.S. federal securities laws.

Stock-based Compensation

We grant stock options to our Management Board, senior management, employees and consultants. We have recognized compensation costs relating to stock options granted in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, since our inception. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years.

We also grant convertible bonds to members of our Management Board and senior management. In the past, we have also granted convertible bonds to our Supervisory Board. The fair value of our convertible bonds is recognized as a compensation expense that is charged to operations over the relevant vesting period of the convertible bonds, which generally is two to four years.

The aggregate estimated fair value for options and convertible bonds issued during the year ended December 31, 2004, was approximately €12.0 million, which is being recognized over the vesting periods. Total compensation expense recorded related to options and convertible bonds during the year ended December 31, 2004, was approximately €3.5 million. From inception to December 31, 2004, we have incurred cumulative compensation expense related to stock options and convertible bonds of approximately €15.5 million.

Foreign Currency

We publish our consolidated financial statements in euros. Most of our revenues are denominated in U.S. dollars. Historically, most of our expenses have been denominated in euros,

however, beginning in 2003 the majority of our expenses were denominated in U.S. dollars. In recent years, particularly in 2003 and 2004, the U.S. dollar has depreciated significantly against the euro. The following table summarizes the exchange rate as of the end of the three most recent years:

As of:	U.S. dollars for one euro
December 31, 2002	$1.05
December 31, 2003	$1.26
December 31, 2004	$1.36

Because most of our revenues in 2004 and 2003 were denominated in U.S. dollars, this depreciation has had the effect of decreasing the reported euro amount of our revenues from annual license fees, milestone payments, and FTE services. Moreover, the depreciation of the U.S. dollar in 2004 and 2003 also had the effect of decreasing the reported euro amount of expenses denominated in U.S. dollars. These primarily consist of all of the expenses incurred by our subsidiary, GPC Biotech Inc., and to a lesser extent some external research and development expenses and legal expenses incurred by GPC Biotech AG. Any substantial future appreciation of the U.S. dollar against the euro could have the effect of reversing these trends, in the whole or in part.

Restructuring Costs

In October 2003, we announced a restructuring plan to realign resources to focus on our oncology drug discovery and development programs. The restructuring included a staff reduction of 42 positions, mainly in the technology research staff. The restructuring plan was completed on December 31, 2003. The effect of the reduction in the number of employees is reflected in lower salary and payroll costs in 2004 compared to 2003. Please see the “Results of Operations” section for a more detailed analysis.

Income Taxes

As a result of the net losses we have incurred in each year since inception, no provision for income taxes has been recorded. At December 31, 2004, we had net operating loss carry-forwards for German corporation and trade tax purposes of €87.3 million. For fiscal years ending in 2004 and beyond, a new law is in effect restricting the use of net operating loss carry-forwards for German corporation tax and trade tax purposes. Our maximum net operating loss carry-forward that may be utilized in any one year is restricted to 60% of annual taxable income above €1 million. These net operating loss carry-forwards do not expire.

Additionally, we have U.S. net operating loss carry-forwards of €74.2 million. As a result of an ownership change in 2000, we have a limitation of €1.3 million on the amount of income that is available to be offset by net operating loss carry-forwards generated in the United States. We have €31.9 million of net operating losses carried forward that are subject to this limitation. Net operating loss carry-forwards generated in the United States expire at various times between the years 2007 and 2024.

In addition, we had research and development credits of approximately €3.6 million at December 31, 2004.

At December 31, 2004, 2003 and 2002, we had deferred tax assets representing the benefit of accumulated tax net operating loss carry-forwards. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that our deferred tax assets will not be realized.

German Tax Treatment of Loss Carry-Forwards

Under current German tax law, a corporation is generally permitted to set-off loss carry-forwards (Verlustvorträge) against annual taxable income up to €1 million. The remaining loss carry-forwards can be set-off against up to 60% of the taxable income of the individual tax assessment period. Any set-off against loss carry-forwards requires that the offsetting entity is economically identical with the loss-incurring entity. According to the German Corporate Income Tax Act (Körperschaftsteuergesetz), the offsetting entity would not be economically identical to the loss-incurring entity if:

•	at any time more than fifty percent (in aggregate) of the shares in a corporation are transferred, which, according to the German tax authorities, includes the subscription of new shares issued in the course of a capital increase to new shareholders, and

•	predominantly new assets are injected into such corporation within a period of five years thereafter.

Any loss carry-forwards existing at the time these two conditions occur will no longer be available for set-off against any of the corporation’s current and future taxable income. Thereafter, a corporation would generally be permitted to set-off only newly incurred losses against €1 million per year of its taxable income of the following years. The remaining loss carry-forwards can be set-off against up to 60% of the taxable income of the individual tax assessment period.

As a result of the combined offering and the related injection of new assets, there is a risk that we will not be able to set-off our accumulated tax loss carry-forwards against any future taxable income for German tax purposes.

Results of Operations

2004 Compared With 2003

Revenues

Revenues for the year ended December 31, 2004 decreased by approximately 42%, to €12.6 million, from €21.6 million for the year ended December 31, 2003. The following table summarizes our revenues for the years ended December 31, 2004 and 2003 (in millions of €, except % change):

	2004	2003	Change	% Change

Amortization of deferred upfront payments and annual license fees	6.0	8.1	(2.1)	(25.9)%
FTE services	3.6	8.1	(4.5)	(55.6)%
Milestones	3.0	4.6	(1.6)	(34.8)%
Grant revenue	0.0	0.8	(0.8)	(100.0)%

Total revenue	12.6	21.6	(9.0)	(41.7)%

During 2004, we recognized €6.0 million of revenues from the amortization of deferred upfront payments and annual license fees, compared with €8.1 million in 2003, a decrease of €2.1 million or 25.9%. A decrease of €1.7 million in 2004 related to the completion of our oncology collaboration with ALTANA Pharma at the end of 2003. An increase of €0.2 million was attributable to the ALTANA Pharma LeadCode™ license, which was in effect for a full year in 2004 compared to a partial year in 2003. Foreign currency fluctuations amounted to decreases of €0.6 million.

During the year ended December 31, 2004, we also recorded €3.6 million of revenues through the sale of FTE services to collaboration partners, compared to €8.1 million during 2003, a decrease of €4.5 million or 55.6%. A decrease in revenues of €3.4 million, or 42.0%, related to the completion of our ALTANA Pharma collaborations for anti-infectives and oncology along with several other smaller collaborations by the end of 2003. A decrease of €1.4 million, or 17.3%, related to a planned decrease in the number of FTEs in the ALTANA Pharma Research Institute collaboration. An increase of €0.4 million related to a full year of the LeadCode™ collaboration with ALTANA Pharma.

Milestone revenues decreased during 2004 to €3.0 million from €4.6 million in 2003, a decrease of €1.6 million or 34.8%. A decrease of €1.3 million was due to the differences in the timing of the achievement of milestones on our on-going ALTANA Pharma arrangements. An additional decrease €0.3 million was attributable to milestones achieved in 2003 on an agreement that ended in 2003.

We received no revenues from grants in 2004, compared to €0.8 million in 2003 due to all grants ending during 2003.

Research and development expenses

Research and development expenses were €40.2 million for the year ended December 31, 2004, compared with €37.7 million for the year ended December 31, 2003, an increase of €2.5 million or 6.6%. For the years ended December 31, 2004 and 2003, €14.9 million and €9.8 million, respectively, of our research and development expenses related to the development of satraplatin. The following table summarizes the changes in research and development expenses for the years ending December 31, 2004 and 2003 (in millions of €, except % change):

	2004	2003	Change	% Change

Employee compensation including stock-based compensation	13.7	15.1	(1.4)	(9.3)%
Clinical trials contract research organization	7.7	3.2	4.5	140.6%
External research and development	6.3	3.7	2.6	70.3%
Preclinical and clinical supplies	1.5	2.6	(1.1)	(42.3)%
Raw materials and consumables	1.3	2.0	(0.7)	(35.0)%
Licensing and intellectual property	1.6	2.7	(1.1)	(40.7)%
Facilities	3.9	4.1	(0.2)	(4.9)%
Depreciation	1.3	1.4	(0.1)	(7.1)%
Other	2.9	2.9	0.0	0.0%

Total research and development	40.2	37.7	2.5	6.6%

Employee compensation including stock-based compensation costs allocated to research and development decreased by €1.4 million, to €13.7 million in 2004, compared with €15.1 million in 2003. Salaries and payroll costs decreased by €2.0 million. This decrease was a result of the restructuring in October 2003 whereby our workforce was reduced by approximately 21%. Additional decreases were due to favorable changes in the U.S. dollar-euro exchange rate on our U.S. dollar-based payroll costs. Compensation expense related to stock options and convertible bonds increased in 2004 by €0.6 million due to an increase in both the number and fair value of stock options and convertible bonds issued during 2004 compared to 2003.

We entered into contracts in 2003 with two contract research organizations to perform clinical trials for satraplatin. In 2004, the expense related to these agreements was €7.7 million compared to 3.2 million in 2003, an increase of €4.5 million or 140.6%. This increase is due to a larger number of patients enrolled in clinical trials and more sites opened. We continue to expect costs for contract research organizations to increase going forward.

The costs for external research and development increased €2.6 million from €3.7 million during 2003 to €6.3 million during 2004. An increase of €0.9 million related to the achievement of milestones in our monoclonal antibody (1D09C3) project and an additional increase of €1.3 million in preclinical development costs on this project. We incurred additional increases of €0.2 million on our cell cycle inhibitor program related to preclinical studies and increases of €0.4 million for non-recurring studies on our satraplatin project.

Costs of preclinical and clinical supplies decreased from €2.6 million in 2003 to €1.5 in 2004, a decrease of €1.1 million. This decrease was attributable to higher expenses in 2003 for the contract manufacturing of antibodies for our monoclonal antibody drug development program in preparation for clinical testing. These expenses were mostly incurred in 2003 and 2002 and none were incurred in 2004.

During 2004, we incurred costs for raw materials and consumables totaling €1.3 million, as compared with €2.0 million in 2003, a decrease of €0.7 million. This decrease was attributable to a shift in our focus toward later-stage drug development, which resulted in fewer expenses related to research laboratory materials.

We incurred licensing and intellectual property expenses of €1.6 million in 2004 compared to €2.7 million in 2003, a decrease of €1.1 million. Of this decrease, €0.9 million is attributable to licensing costs of satraplatin in 2003. No such costs were incurred in 2004.

During the year ended December 31, 2004, we incurred costs for research and development facilities, primarily related to rent expenses, of €3.9 million, compared with €4.1 million during 2003.

The costs for depreciation of property and equipment allocated to research and development declined by €0.1 million to €1.3 million during the year ended December 31, 2004 from €1.4 million during 2003.

General and administrative expenses

The following table summarizes the changes in general and administrative expenses for the years ended December 31, 2004 and 2003 (in millions of €, except % change):

	2004	2003	Change	% Change

Employee compensation including stock-based compensation	7.7	6.8	0.9	13.2%
Facilities	1.6	1.4	0.2	14.3%
Depreciation	0.4	0.5	(0.1)	(20.0)%
Other	3.5	2.8	0.7	25.0%

Total general and administrative expenses	13.2	11.5	1.7	14.8%

General and administrative expenses increased by €1.7 million or 14.8%, to €13.2 million for the year ended December 31, 2004, compared with €11.5 million for the year ended December 31, 2003.

Employee compensation including stock-based compensation costs increased €0.9 million or 13.2% from €6.8 million in 2003 to €7.7 million in 2004. Part of the increase was from higher stock option and convertible bonds compensation costs due to an increase in the number and value of stock options and convertible bonds granted in 2004. The remaining increase in employee compensation was due to success payments related to the Nasdaq listing in June 2004.

Other general and administrative expenses increased €0.7 million to €3.5 million in 2004. This increase results mainly from higher insurance premiums of €0.6 million such as for directors and officers insurance, which was purchased in connection with our Nasdaq listing in June 2004.

Amortization, including impairment of intangible assets acquired in a business combination

The following table summarizes the changes in amortization and impairment expense for the years ending December 31, 2004 and 2003 (in millions of €, except % change):

	2004	2003	Change	% Change

Amortization	0.2	0.6	(0.4)	(66.7)%
Impairment of intangible assets acquired in a business combination	-	1.2	(1.2)	(100.0)%

Total amortization	0.2	1.8	(1.6)	(88.9)%

During the year ended December 31, 2004, we recorded amortization expense, including impairment of intangible assets acquired in a business combination, of €0.2 million compared to €1.8 million in 2003. Amortization expense decreased €0.4 million due to certain assets becoming fully amortized at the end of the first quarter 2004. In 2003, we incurred impairment expense related to our intangible assets acquired in a business combination in the amount of €1.2 million. No such expenses were incurred in 2004.

The intangible assets consisted of a capitalized patent portfolio and partnered technology related to the acquisition of Mitotix, Inc. (now GPC Biotech Inc.) in 2000. Impairment charges related to the patent portfolio and resulted from the discontinuation in 2003 of specific programs that Mitotix had at the time of the acquisition.

Interest income

Interest income was €2.6 million during the year ended December 31, 2004, compared with €2.9 million during 2003. The decrease of €0.3 million was attributable to lower interest rates and lower average balances of cash, cash equivalents, marketable securities and short-term investments in 2004.

During the year ended December 31, 2004, interest expense was €0.1 million, compared with €0.1 million during 2003.

Other income and expenses, net

Other income (expense), net was €(1.6) million for the year ended December 31, 2004, compared with €(0.1) million for the year ended December 31, 2003. A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivable, accounts payable and cash. The value of the U.S. dollar weakened against the euro during 2004.

2003 Compared With 2002

Total revenues

Revenues for the year ended December 31, 2003 increased by approximately 1%, to €21.6 million, from €21.5 million for the year ended December 31, 2002, despite the depreciation of the U.S. dollar, in which a substantial portion of our revenue is denominated, against the euro. The following table summarizes our revenues for the years ended December 31, 2003 and 2002 (in millions of €, except % change):

	2003	2002	Change	% Change
Amortization of deferred upfront payments and annual license fees	8.1	9.4	(1.3)	(13.8)%
FTE Services	8.1	9.7	(1.6)	(16.5)%
Milestones	4.6	1.4	3.2	228.6%
Grant revenue	0.8	1.0	(0.2)	(20.0)%

Total revenues	21.6	21.5	0.1	0.5%

During 2003, we recognized €8.1 million of revenues from the amortization of deferred upfront payments and annual license fees, compared with €9.4 million in 2002, a decrease of €1.3 million or 13.8%. A decrease of €0.6 million in 2003 related to the completion of our collaboration with Boehringer Ingelheim at the end of 2002. An additional decrease of €0.5 million was attributable to the amortization of a deferred upfront payment made by Sankyo to us related to an antifungal program. We recognized this payment as revenue during 2002. This amount was received in prior years and deferred until 2002, when all the criteria for revenue recognition were met. During 2003, our revenue was derived from the amortization of deferred upfront payments and annual license fees under the ALTANA Pharma agreements, which decreased by €0.1 million.

During the year ended December 31, 2003, we also recorded €8.1 million of revenues through the sale of FTE services to collaboration partners, compared to €9.7 million during 2002, a decrease of €1.6 million or 16.5%. A decrease in revenue of €1.4 million, or 14.4%, related to the completion of our collaboration with Boehringer Ingelheim by the end of 2002. A decrease of €0.5 million, or 5.2%, related to the completion by the end of the second quarter of 2003 of an earlier collaboration with ALTANA Pharma for research relating to anti-infectives. An increase of €0.3 million related to the execution of a research collaboration agreement with Eli Lilly & Company.

We generated €4.6 million in milestone payments under our agreements with ALTANA Pharma and under our agreement with Aventis related to osteoarthritis during 2003. This figure compares to €1.4 million in 2002 from ALTANA Pharma and from Boehringer Ingelheim under our agreement with Boehringer Ingelheim related to virology research.

During the year ended December 31, 2003, we generated €0.8 million in grant revenues, compared with €1.0 million during the year ended December 31, 2002. The decline was related to the completion of a large governmental sponsored research program in 2002.

Total revenues from ALTANA Pharma amounted to €20.2 million in 2003, compared with €17.6 million in 2002. Of the 2003 total revenues, €8.1 million related to the amortization of deferred upfront payments and annual license fees, €7.7 million related to the sale of FTE services, and €4.4 million represented milestone payments. No other customer accounted for more than 10% of our total revenues in 2003.

Research and development expenses

Research and development expenses were €37.7 million for the year ended December 31, 2003, compared with €38.1 million for the year ended December 31, 2002, a decrease of €0.4 million or 1.0%. For the years ended December 31, 2003 and 2002, €9.8 million and €2.6 million, respectively, of our research and development expenses related to the development of satraplatin. The following table summarizes the changes in research and development expenses for the years ending December 31, 2003 and 2002 (in millions of €, except % change):

	2003	2002	Change	% Change
Employee compensation including stock-based compensation	15.1	16.7	(1.6)	(9.6)%
External research and development	3.7	4.2	(0.5)	(11.9)%
Satraplatin license expense	0.9	2.0	(1.1)	(55.0)%
Clinical trials contract research organization	3.2	-	3.2	100.0%
Raw materials and consumables	4.6	6.2	(1.6)	(25.8)%
Facilities	4.1	2.7	1.4	51.9%
Depreciation	1.4	1.9	(0.5)	(26.3)%
Other	4.7	4.4	0.3	6.8%

Total research and development expenses	37.7	38.1	(0.4)	(1.0)%

Employee compensation including stock-based compensation costs allocated to research and development decreased by €1.6 million, to €15.1 million in 2003 compared with €16.7 million in 2002. This decline was due mainly to a decrease in stock-based compensation costs, which decreased by €1.4 million due to a decrease in the number of options granted as well as a lower fair market value of the shares. U.S. dollar based payroll costs increased due to additional hiring in our clinical and preclinical development department, but were offset by favorable changes in the U.S. dollar-euro exchange rate. In October 2003, we undertook a restructuring and workforce reduction of approximately 21% of our staff, mainly in technology research activities. The restructuring was aimed at reallocating resources to reflect our increasing focus on oncology drug discovery and development. The restructuring did not result in significant cost savings in 2003 because the reduction in personnel costs was off-set by the restructuring charges.

The costs for external research and development decreased from €4.2 million during 2002 to €3.7 million during 2003. The decrease of €0.5 million was mainly attributable to non-recurring preclinical development costs incurred in 2002 related to our cell cycle inhibitor program and our monoclonal antibody program.

In September 2002, we licensed satraplatin from a third party, which resulted in a non-recurring license payment of $2.0 million or €2.0 million. Under this license, an additional payment of $2.0 million or €1.7 million became due upon the treatment of the first patient in our Phase 3 registrational trial for satraplatin in September 2003. Of the $2.0 million payment, $0.9 million was for an equity investment in Spectrum Pharmaceuticals and $1.1 million or €0.9 million was recorded as research and development expense, a decrease of €1.1 million from the license expense related to satraplatin in 2002.

We entered into contracts in 2003 with two contract research organizations to perform clinical trials. In 2003, the expense related to these agreements was €3.2 million. No such costs were incurred in 2002. We expect costs for contract research organizations to increase going forward.

During 2003, we incurred costs for raw materials and consumables, including preclinical and clinical supplies, totaling €4.6 million, as compared with €6.2 million in 2002, a decrease of €1.6 million. €0.9 million of this decrease was attributable to a shift in our focus toward later-stage drug development, which resulted in fewer expenses related to research laboratory materials. The remaining €0.7 million of this decrease was attributable to decreased expenses in 2003 for the contract manufacturing of antibodies for our monoclonal antibody drug development program in preparation for clinical testing. These expenses were mostly incurred in 2002.

During the year ended December 31, 2003, we incurred costs for research and development facilities, primarily related to rent expenses, of €4.1 million, compared with €2.7 million during 2002. The increase of €1.4 million is due to the expansion of our leased space at our Waltham, Massachusetts facility at the beginning of the fourth quarter of 2002.

The costs for depreciation of property and equipment allocated to research and development declined by €0.5 million to €1.4 million during the year ended December 31, 2003 from €1.9 million during 2002. As we have been shifting from early-stage research activities to later-stage drug development, our business has become less equipment intensive. Therefore, we invested less cash in property and equipment in 2003 as compared with 2002. In addition, older property and equipment was fully depreciated at the end of 2002 and beginning of 2003.

Clinical development timelines, likelihood of success and total completion costs vary significantly for each product candidate and are difficult to estimate. We anticipate that we will make determinations as to which research programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate. The lengthy process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase, which would have a material adverse effect on our results of operations.

General and administrative expenses

The following table summarizes the changes in general and administrative expenses for the years ended December 31, 2003 and 2002 (in millions of €, except % change):

	2003	2002	Change	% Change
Employee compensation including stock-based compensation	6.8	5.8	1.0	17.2%
Facilities	1.4	1.3	0.1	7.7%
Depreciation	0.5	0.4	0.1	25.0%
Other	2.8	3.7	(0.9)	(24.3)%

Total general and administrative expenses	11.5	11.2	0.3	2.7%

General and administrative expenses increased by 2.7% to €11.5 million for the year ended December 31, 2003, compared with €11.2 million for the year ended December 31, 2002. An increase of €0.6 million was due to increased salary and benefit costs and to the addition of three general and administrative personnel, mainly in the area of strategic marketing and business development. Furthermore, while compensation costs for stock options decreased by €0.3 million, compensation costs for convertible bonds increased by €0.7 million due to additional grants of convertible bonds during 2003. These increases were offset by the impact on expenses incurred in U.S. dollars and translated into euros resulting from the weakening of the U.S. dollar against the euro.

Impairment of goodwill

The following table summarizes the changes in impairment of goodwill for the years ending December 31, 2003 and 2002 (in millions of €, except % change):

	2003	2002	Change	% Change
Impairment of goodwill	-	7.3	(7.3)	(100.0)%

Total impairment of goodwill	-	7.3	(7.3)	(100.0)%

During the year ended December 31, 2002, we recorded a goodwill impairment charge of €7.3 million. The goodwill related to the purchase of Mitotix, Inc. (now GPC Biotech Inc.) in 2000 and resulted from the excess of purchase price over the estimated fair market value of net tangible assets acquired that was not allocated to specific intangible assets.

On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets under which goodwill is reviewed for impairment annually, or more frequently if certain events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, we were required to perform a transitional goodwill impairment test related to the carrying value of goodwill as of January 1, 2002. During the quarter ended June 30, 2002, we completed the transitional impairment test and determined that there was no impairment as of the January 1, 2002 implementation date. We performed our annual impairment test on the carrying value of goodwill as of December 31, 2002. As we determined that we have one reporting unit under SFAS 142, we determined the fair value of the reporting unit based on our market capitalization for the purposes of the first step of our goodwill impairment test. During 2002, we experienced a significant decline in market capitalization due to a decline in our share price. Based on this decline in market capitalization, we determined that our carrying value was in excess of our market capitalization. We determined as a result of the first step of the impairment analysis that goodwill was fully impaired. Consequently, we recognized a goodwill impairment charge of €7.3 million in 2002, representing the entire balance of goodwill. No such impairments occurred in 2003.

Amortization, including impairment of intangible assets acquired in a business combination

The following table summarizes the changes in amortization expense for the years ending December 31, 2003 and 2002 (in millions of €, except % change):

	2003	2002	Change	% Change

Amortization	0.6	0.8	(0.2)	(25.0)%
Impairment of intangible assets acquired in a business combination	1.2	0.5	0.7	140.0%

Total amortization	1.8	1.3	0.5	38.5%

During the year ended December 31, 2003, we recorded amortization expense, including an impairment charge related to intangible assets acquired in a business combination, of €1.8 million compared with €1.3 million during 2002. In 2003, these expenses consisted of amortization expense of €0.6 million and impairment charges of €1.2 million. The 2002 expenses included amortization expenses of €0.8 million and impairment charges of €0.5 million.

The intangible assets consisted of a capitalized patent portfolio and partnered technology related to the acquisition of Mitotix, Inc. in 2000. Impairment charges related to the patent portfolio and resulted from the discontinuation in 2002 of specific programs, and of additional programs in 2003, that Mitotix had at the time of the acquisition.

Interest income

Interest income was €2.9 million during the year ended December 31, 2003, compared with €4.4 million during 2002. The decrease of €1.5 million was attributable to a decrease in interest rates and lower average balances of cash, cash equivalents, marketable securities and short-term investments in 2003.

During the year ended December 31, 2003, interest expense was €0.1 million, compared with €0.2 million during 2002.

Other income and expenses, net

Other income (expense), net was €(0.1) million for the year ended December 31, 2003, compared with €(0.7) million for the year ended December 31, 2002. A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivable, accounts payable and cash.

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities and short-term investments totaled €128.7 million, and our restricted cash totaled €2.3 million, at December 31, 2004. Over the last five years, we have financed our operations primarily through the sale of equity securities, cash payments (including licensing fees) from several collaboration partners, interest earned on investments, government grants, capital lease financings and long-term debt.

The following table summarizes our sources of funding over the last five years (in thousands of €):

Year	From the sale of equity securities	From cash payments from collaboration partners	From capital lease financings	From long- term debt	From interest on investments	From government grants	Total
2004	80,014	9,348	—	—	1,966	—	91,328
2003	292	16,383	—	—	3,276	807	20,758
2002	290	15,814	863	—	3,866	1,052	21,885
2001	35,765	30,171	537	—	5,076	1,388	72,937
2000	115,488	3,815	273	1,023	3,020	1,219	124,838

Net cash used in operating activities was €37.8 million for the year ended December 31, 2004, primarily reflecting the net loss for this period of €39.9 million, adjusted for non-cash depreciation and amortization, non-cash compensation expense for stock options and convertible bonds and changes in accounts payable, other current and non-current assets, deferred revenue and other liabilities and accrued expenses. Net cash used in investing activities for the year ended December 31, 2004 amounted to €17.0 million, including purchases of property and equipment and licenses in the amount of €1.1 million and net purchases of marketable securities and short-term investments of €15.9 million. Net cash provided by financing activities was €79.7 million for the year ended December 31, 2004, mainly reflecting net proceeds of €78.0 million from the combined offering. Cash provided by financing activities also included €2.0 million from the exercise of stock options and convertible bonds and €0.9 million received from the sale of convertible bonds. Cash used in financing activities included €1.3 million for the repayment of long term debt and capital leases.

Capital resources derived from cash payments from collaboration partners has declined over the last four years. This decline is the result of not entering into significant new collaboration agreements in recent years and the completion of several collaboration agreements. This decline reflects our change in emphasis to drug development from technology and collaboration activities in recent years. We expect this trend to continue.

On February 1, 2005, we announced the initiation of an open-label Phase 1 clinical trial evaluating our monoclonal antibody product candidate, 1D09C3, in patients with relapsed or refractory B-cell lymphomas who have failed prior standard therapy. We expect that with the start of the Phase 1 clinical trial operating expenses will increase in 2005.

On March 2, 2005, we purchased material assets of Axxima Pharmaceuticals AG, a Munich, Germany based kinase drug discovery firm. Axxima filed for insolvency in December 2004. These assets of Axxima were transferred to a newly formed company along with an additional net €8.7 million cash from new investors. We purchased this new company from the investors with approximately 1.3 million shares of GPC Biotech.

Net cash used in operating activities was €23.0 million and €23.5 million for the years ended December 31, 2003 and 2002, respectively. These amounts primarily reflect net losses of €26.8 million and €32.9 million for the years ended December 31, 2003 and 2002 , respectively, adjusted for non-cash depreciation and amortization, non-cash compensation expense for stock options and convertible bonds and changes in accounts payable, other current assets, deferred revenue and other liabilities and accrued expenses. In 2002, cash used in operating activities was significantly less than the net loss because of a €7.3 million non-cash charge related to an impairment of goodwill. Collaborations yielded additional cash resources of €4.2 million and €4.8 million in 2003 and 2002. Other major sources of cash are derived from the sale of FTE services, milestone and grant revenues. In 2003 and 2002, cash from the sale of FTE services was €7.8 million and €9.7 million, respectively. Cash from milestones reached during 2003 and 2002 was €4.4 million and €1.4 million, respectively. Grant revenues provided cash of €0.8 million and €1.1 million during the years ended December 31, 2003 and 2002, respectively.

Net cash provided by investing activities consisted of €18.7 million for the year ended December 31, 2003. Net cash used in investing activities amounted to €26.8 million for the year ended December 31, 2002. Purchases of property, equipment and licenses amounted to €1.7 million and €1.6 million for the years ended December 31, 2003 and 2002, respectively. Cash was primarily provided when our investments matured or when we sold investments to meet liquidity needs. We used cash in investing activities to fund purchases of our investments and, to a lesser extent, to fund purchases of property, equipment and licenses for operations.

Net cash provided by financing activities was €42,000 for the year ended December 31, 2003, reflecting the issuance of our ordinary bearer shares upon the exercise of vested stock options held by our employees. Net cash used in financing activities was €0.3 million for the year ended December 31, 2002. This amount mainly represented principal payments under capital lease obligations and long-term debt, partially offset by proceeds from the issuance of convertible bonds and from the issuance of our ordinary bearer shares upon exercise of vested stock options.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2004 (in thousands of €):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	27,988	3,995	7,952	8,159	7,882
Convertible bonds	1,768	—	—	—	1,768
Research obligations	714	238	476	—	—

Total	30,470	4,233	8,428	8,159	9,650

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Munich, Germany, Waltham, Massachusetts and Princeton, New Jersey. They all expire at various times through 2014. Aggregate future minimum rentals to be received under non-cancelable subleases with ALTANA Pharma and another company as of December 31, 2004 were approximately €2.4 million. During the year ended December 31, 2004, income from subleases amounted to €1.2 million. We are investigating office space expansion opportunities to support our development requirements beyond 2005. We expect that as we continue to execute our business strategy, we may require additional space.

On March 2, 2005, we acquired material assets of Axxima Pharmaceuticals AG, a Munich, Germany based kinase drug discovery firm. We hired forty employees of Axxima to further strengthen our own drug discovery capabilities. The impact of the transaction on our contractual obligations has not been determined as of the date of this annual report.

During 2004, we fully repaid a long-term loan from a loan agreement with IKB Deutsche Industriekreditbank AG. The original amount of the loan was €1.0 million, all of which was borrowed in July 2000. The term of the loan was 10 years with semi-annual repayments beginning in March 2002. The loan was unsecured and bore interest at 4.25% per annum. No obligations remain under this loan agreement as of December 31, 2004.

The contractual obligations table does not include amounts for milestone payments to various collaboration partners resulting from the achievement of defined contractual milestones, as the payments are contingent on the achievement of defined contractual milestones.

The contractual obligations table does not include amounts for stock-based compensation that are contingent on achievements of certain events. During 2004 we issued stock appreciation rights (SAR) to Supervisory Board Members and to certain members of the senior management team. The SARs vest upon the marketing approval of satraplatin and will be settled in cash. The settlement price will be determined as of the date of marketing approval and will be calculated on a sixty-day average stock price following the day of marketing approval. The obligation under the SARs, if any, will be recorded based on the intrinsic value at each balance sheet date beginning after the marketing approval of satraplatin as the difference between the stock price on the balance sheet date and the stock price on the date of the grant. As of December 31, 2004, 375,000 SARs were issued at €10.97 and 86,250 SARs at €10.22.

Convertible bonds with performance conditions were issued to two members of the Management Board during 2004, and the nominal amount paid in is included in the contractual obligations table above. The total number of convertible bonds with performance conditions was 60,000 with a total compensation expense of €422,000. The exercisability of the convertible bonds depends upon the completion of pharmaceutical alliances with various research and development programs. Compensation expense will begin to be recognized when the performance conditions are met.

We expect to incur substantial costs as we continue to expand our discovery programs and development activities. Development expenses for our unpartnered drug discovery and development programs consist primarily of contract research costs, employee compensation, supplies and materials, milestone payments, costs to maintain intellectual property and license rights, costs for consultants, facilities costs and depreciation of equipment. We expect to incur significant development expenses to complete our Phase 3 registrational trial for satraplatin as well as for additional trials with satraplatin. We further expect to incur significant development expenses to initiate clinical trials for our monoclonal antibody product candidate and cell cycle inhibitor product candidate.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include, but are not limited to the following:

•	the initiation, progress, timing and completion of preclinical research, development, and clinical trials for our product candidates and potential product candidates;

•	our ability to establish strategic alliances and successfully complete activities required for commercialization of our potential drugs;

•	the timing and extent of partnering or out-licensing one or more of our current and potential product candidates;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of existing or new product candidates we pursue;

•	the costs involved in filing patent applications and enforcing or defending patent claims;

•	the level of funding that we may provide for future product candidates;

•	the acquisition or in-licensing of products, other business opportunities or technologies that require financial commitments;

•	our revenues, if any, from successful development of our product candidates and commercialization of potential drugs; and

•	our plans or ability to establish sales, marketing or manufacturing capabilities and to achieve market acceptance for potential drugs.

We believe that our existing cash resources, future payments we expect to receive from ALTANA Pharma and other collaboration partners and interest earned on investments will be sufficient to meet our projected operating requirements for at least the next 18 months. If, at any time, our ability to internally finance our research programs changes, we may decide to reduce research and development expenses by delaying, discontinuing or reducing our funding of development of one or more product candidates. Alternatively, we might raise funds through public or private financings, collaborations or other arrangements. We cannot assure you that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Similarly, financing obtained through future co-development or co-marketing arrangements may require us to forego certain commercial rights to, and revenues from, current or potential product candidates. Our failure to raise capital as and when needed could have a negative impact on our business, financial condition, operating results and ability to pursue our business strategy.

Off-Balance Sheet Transactions

As of December 31, 2004, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Under a regulation adopted by the European and German Parliaments, our consolidated financial statements will also be prepared in accordance with International Financial Reporting Standards (IFRS) beginning with the 2005 fiscal year in addition to U.S. GAAP. For the 2005 fiscal year and thereafter, we will continue to prepare financial statements in accordance with U.S. GAAP for purposes of our annual reports filed on Form 20-F.

Revenue Recognition

We recognize revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services rendered; (iii) the fee is fixed and determinable; and (iv) collectibility is reasonably assured. Determination of whether these criteria have been met are based on management’s judgments regarding the fixed nature of the fee charged for research performed and milestones met, and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Our revenues consist of fees earned from research and development collaboration agreements, license agreements and grant revenues. Revenues from research and development collaboration agreements generally consist of licensing fees and/or technology access fees, annual research fees, fees for research support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects. We do not begin recognizing revenue until an agreement is entered into and authorized by both parties. Our policy is to require contractual payments to be received upfront. Revenue related to arrangements in which payments are deferred or extended for more than 30 days is deferred until payment is received, and therefore, collectibility is assured.

The Company generally receives non-refundable licensing and technology access and initiation fees upfront upon signing of a research and collaboration agreement. In addition, the Company generally receives fixed non-refundable annual licensing fees upfront each year for the duration of the agreement. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, all fees received or to be received under these arrangements are recognized on a straight-line basis over the term of the agreements, as this is the period in which research is expected to be performed.

Fees for research support are received from collaboration partners for research services performed under collaboration agreements. Fees are generally stated at our standard yearly flat-fee rate per research scientist (FTE). The number of FTEs is generally stated in the collaboration agreements, and research partners are contractually obliged to pay for a specified number of FTEs over the life of the agreement. Rates for FTEs are intended to approximate our anticipated costs. Fees are generally billed on a monthly or quarterly basis in advance, and payment is immediately due. Amounts received in advance of services performed are recorded as deferred income and recognized as collaborative revenues as the contract research is performed.

Milestone revenues are derived from the achievement of predetermined goals, which are defined in the collaboration agreements. These milestones are subject to significant contingencies and therefore, the related contingent revenue is not realized until the milestone has been reached and customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized.

Royalty revenues generally result from sales of products based on research performed under the collaboration agreements. Royalties are based on the volume of product sold and are recognized as revenue upon notification of sales from the collaboration partner. We have not yet received or recognized any royalty revenue payments from any of our past or current collaborative agreements.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred and research is performed. The grant agreements consist of a budget that specifies the amount and nature of expenses allowed under the agreement for the entire grant term. Expenses incurred under the grants are calculated according to agreed-upon terms on a quarterly basis, filed with the grant partner, and recorded as revenue. The grant partner makes payments to us based on these calculations. The calculation of the amount and nature of the expenses incurred under the grants involves the judgment of management. We recognize grant revenues based on estimated calculations of expenses incurred under the grants. If these estimated calculations change, then we will adjust grant revenues in the subsequent period. We believe that our calculations are based on the agreed-upon terms as stated in the grant agreements. However, the grant partner has the right to audit our calculations. If the grant partner disagrees with our calculations, then the amount of grant revenue recognized could change. Our calculations have not historically been challenged by the grant partner, and we do not anticipate any subsequent changes in our revenues.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate certain expenses and make appropriate accruals based on these estimates. This process involves identifying services that third parties have performed on our behalf, and estimating the level of services performed and the associated cost incurred for these services as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include contract service fees, such as amounts paid to contract research organizations, professional service fees, such as amounts paid to attorneys and accountants and investigators in conjunction with preclinical and clinical trials, and fees paid to contract manufacturers in conjunction with the production of materials related to our product candidates. In connection with these service fees, our estimates are affected by our understanding of the status and timing of services provided relative to the actual level of services performed by the service providers. In the event that we under- or over-estimate the level of services or the costs of such services, our reported expenses for a reporting period could be overstated or understated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to our judgment. We make these judgments based upon the facts and circumstances known to us at the date of the Financial Statements.

In connection with our internal research and development programs, we may incur milestone payments to other parties. As our product candidates have not received regulatory approval, we expense milestone payments when we incur the liability, which is when the milestones are achieved.

Stock-Based Compensation

We grant stock options to our Management Board, senior management, employees and consultants. Under the terms of our stock option plans, options are exercisable within ten years of the date of grant, subject to an initial two-year non-exercise period as required by German law. The exercise price equals the average of the market price of our ordinary bearer shares over a five-day period prior to the date of grant. We account for our stock option plans in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. We determine the fair value of the options we grant using the Black-Scholes option pricing model and recognize this as compensation expense as a charge to operations over the relevant vesting period of the options, which is generally four years. The expense is recognized on a graded vesting basis as opposed to a straight-line basis. Graded vesting results from portions of the grant vesting at different times. Our options vest at 25% each over four years. This means that one quarter vests over year one, one quarter over years one and two, one quarter over years one, two and three, and the last quarter over years one, two, three and four. As such, the amortized compensation expense is higher in the first years than in the later years.

We grant convertible bonds to Management Board and senior management. In the past, we have also granted convertible bonds to our Supervisory Board. The fair value of our convertible bonds is calculated using the same vesting schedule and assumptions as those used for our stock options, and is recognized as compensation expense over the relevant vesting period of the convertible bonds, generally two to four years.

Compensation expense is determined by multiplying the number of options and convertible bonds granted times the fair value of each option or convertible bond. We calculate the fair value of options as of the date of grant and do not make any adjustments for subsequent changes in share price or volatility. To determine the fair value, the Black-Scholes model requires management to make estimates regarding the inputs of the model, namely for share price volatility, risk-free interest rate, future dividends paid by us and life of the option or convertible bond. We estimate share price volatility based on actual historical share prices over the estimated life of the option. We revise the estimate of the share price volatility at the beginning of each year and use the same volatility for all options and convertible bonds issued during the year, unless the market for our shares fluctuates significantly during a period, in which case the calculation is updated quarterly. The risk-free interest rate used in the calculation is the interest on debt issued by the German government with a maturity similar to the estimated life of the stock options or convertible bonds. We estimate that we will not pay dividends in the foreseeable future. We estimate the life of the option and convertible bonds to be equal to the vesting period of the option or convertible bond. Any changes in estimates of volatility, risk-free interest rate, future dividends and life of the options and convertible bonds would result in increases or decreases in the amount of compensation expense recognized.

We grant stock-based compensation with performance conditions in the form of stock appreciation rights (SAR) and convertible bonds. The SARs with performance conditions vest upon the marketing approval of satraplatin and will be settled in cash. As such, they are accounted for as liability instruments. Compensation expense for SARs, if any, will be accrued and recognized based on the intrinsic value at each balance sheet date beginning after the marketing approval of satraplatin as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense will be recorded when the performance conditions are met and will be equal to the amount of cash ultimately paid to settle the SARs.

We also grant convertible bonds with performance conditions. Convertible bonds with performance conditions become exercisable upon the completion of pharmaceutical alliances with various research and development programs. The compensation expense of these convertible bonds will begin to be recognized when the performance conditions are met.

Impairment of Long-Lived Assets

Our long-lived assets at December 31, 2004 consist of intangible assets such as licenses and acquired patents purchased in connection with our acquisition of Mitotix, Inc. in a transaction accounted for under the purchase method and fixed assets such as laboratory equipment, computer and other office equipment, furniture and fixtures, and leasehold improvements. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we review long-lived assets for impairment when impairment indicators exist and, if necessary, recognize an impairment charge equal to the difference between the carrying amount of the asset and the fair value as determined by discounted cash flows.

Indicators that result in reviewing our long-lived assets for impairment are, among others, termination of research programs, restructuring programs, equipment obsolescence, idle equipment, or vacating of facilities. During the fourth quarter 2002, we reviewed our long-lived assets to determine whether an impairment charge was required. Tangible assets were not determined to be impaired, as these assets are used in our daily activities and are depreciated using reasonable useful lives, which result in book values that approximate their fair values at year end. However, after a review of the intangible assets, the patent portfolio was identified as having impairment indicators. We reviewed the programs that use the patents and determined that some of the programs were discontinued, and/or the probabilities of success of the program had changed. The fair value of the patent portfolio was determined using the estimated discounted cash flows of each program that used the patents, and we recorded an impairment charge of € 0.5 million at December 31, 2002. During the fourth quarter of 2003, we again reviewed our patents for impairment, as management decided during 2003 to discontinue additional programs, and also obtained additional information regarding the probability of success of the remaining program. An impairment charge of € 1.2 million was recorded at December 31, 2003, based on the updated discounted cash flow analysis. For the year ended December 31, 2004, we updated our discounted cash flow analysis resulting in no impairment expense for this period.

The fair value of the patent portfolio is calculated using the relief-from-royalty approach. This approach estimates the royalty that we would have to pay if we had to license our patents from a third party. Our fair value model uses inputs and assumptions to calculate the fair value of the patent portfolio based on discounted cash flows. As with all estimations of fair value, the estimation of fair value of the patent portfolio involves significant judgments of management. Our fair value model uses the following inputs: identified research programs, estimated revenues of each program, probabilities of success of each program, implied royalty rates and risk-adjusted discount factor. The estimated cash flows of each program are adjusted for the probability of success of the program. An implied royalty rate is applied to the probability adjusted cash flows to arrive at the implied royalties. The implied royalties are discounted at a risk-adjusted rate of return.

Program revenues are one of the most subjective of the assumptions used in the discounted cash flows analysis. This assumption requires us to forecast the peak sales expected to be achieved through sales of our product. We have estimated revenues based on market research performed, which provided a range of peak sales related to this type of technology. We have used this market data, and our internal projections, to arrive at a peak sales number that we believe reasonable. Actual peak sales could differ significantly, resulting in a different fair value for our patent portfolio.

The probability of success of each program is based on the most recent scientific information available to management regarding the progress of the program at a given point in time. Programs are continually evaluated for their viabilities and whether our resources will continue to be used in pursuing the programs. Several programs were discontinued during 2002 and 2003, while others were reevaluated in terms of their probabilities. As of December 31, 2004, only one program acquired as part of the Mitotix, Inc. acquisition, our cell cycle inhibitor program, is still being pursued. The remaining programs have been discontinued. These factors were incorporated into the discounted cash flow analysis.

Royalty rates are based on actual royalty rates stated in our license and/or collaboration agreements with collaboration partners. The rates used in the discounted cash flow analysis take into consideration the similarities of the technology.

The risk-adjusted discount factor considers the risk free rate, the cost of equity, the cost of debt, and a market risk. The rate used to discount the cash flows takes into consideration the risks identified and already adjusted for in the royalty rate and the probability rate. We have used a risk-adjusted discount rate of 20%, which is specific to our company, but which is based on comparable rates and data used by other biotechnology companies.

The inputs of the model, including the program revenues, probability of success of the programs, implied royalty rates and the risk-adjusted discount rate, are highly subjective, and their estimation involves significant judgment of management as to the amounts and timing of the revenues. We have selected values for these inputs that we believe to be fair and supportable. Changes in these estimates would result in a change in the estimated fair value of the intangible assets and thus a change in the impairment charge recognized.

Recent Accounting Pronouncements

On December 16, 2004 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. We are required to adopt SFAS No. 123R on July 1, 2005. We currently recognize the fair value of stock options in the financial statements in accordance with SFAS No. 123 and therefore the adoption of SFAS No. 123R should not significantly impact the expense recognized in the future for stock-based compensation.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our financial position and results of operations.

Item 6. Directors, Senior Management and Employees

Overview

In accordance with the German Stock Corporation Act (Aktiengesetz), we have two separate boards of directors. These are the Vorstand, or Management Board, and the Aufsichtsrat, or Supervisory Board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.

The Management Board is responsible for the day-to-day management of our business in accordance with applicable law, our Articles of Association (Satzung) and the internal rules of procedure (Geschäftsordnung) adopted for it by the Supervisory Board. The Management Board represents GPC Biotech in its dealings with third parties. The principal function of the Supervisory

Board is to supervise the Management Board. It is also responsible for appointing and removing the members of the Management Board and representing GPC Biotech in connection with transactions between a member of the Management Board and the company. The Supervisory Board is not itself permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, our Supervisory Board has determined that the following matters, among others, require its prior consent: (1) the conclusion, amendment and termination of license, know-how, patent and collaboration agreements above specified thresholds, (2) the acquisition, sale and encumbrance of real property, (3) the commencement, acquisition, discontinuance and sale of businesses, business units or branch offices, (4) the granting of guarantees, secureties and other collateral (other than product warranties/guarantees) above a specified threshold, (5) our fiscal and financial planning and budgeting, (6) the granting and termination of profit participation rights, and (7) the purchase and sale of equity interest.

The members of both the Management Board and the Supervisory Board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that are the responsibility of the other board pursuant to applicable law, our Articles of Association or the internal rules of procedure. Members of both boards owe a duty of loyalty and care to GPC Biotech. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, including the interests of GPC Biotech and its shareholders as well as those of employees and creditors.

As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached their duty of loyalty and care to GPC Biotech. Apart from insolvency or other special circumstances, only GPC Biotech has the right to claim damages from members of either board. We may waive these damages or settle these claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, ten percent or more of our share capital, does not have their opposition formally noted in the minutes maintained by a German notary.

Our Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, our Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning (including financial, investment and personnel planning). The Supervisory Board may, at any time, request special reports regarding the affairs of GPC Biotech, the legal or business relations of GPC Biotech and our subsidiaries and the affairs of any of our subsidiaries to the extent that the affairs of such subsidiary may have a significant impact on GPC Biotech.

The Management Board is required to ensure that adequate risk management and internal monitoring systems exist within the company to detect risks relating to our business activities at the earliest stage possible.

Supervisory Board

Our Supervisory Board generally consists of six members, all of whom are elected by our shareholders in our annual general meeting in accordance with the provisions of the German Stock Corporation Act. Unless otherwise determined by our shareholders, under our Articles of Association, the term of a Supervisory Board member expires at the end of the annual general meeting in which the shareholders discharge the Supervisory Board member from liability in respect of the second fiscal year following the year in which the member was elected. The term of office of a member of our Supervisory Board ends at the annual general meeting after he or she has attained the age of 75. None of the present members of our Supervisory Board will turn 75 during their current terms.

Any member so elected by our shareholders may be removed by a majority of three quarters of the votes cast by the shareholders in a general meeting. In addition, any member of the Supervisory Board may, at any time, resign by written notice to the Management Board. According to our Articles of Association and the internal rules of procedure of the Supervisory Board, the Supervisory Board has a quorum when all members were invited or requested to participate in a decision and a majority, but in no event less than three, of the members of the Supervisory Board participated. Unless not required by law or by the Articles of Association of GPC Biotech, resolutions of the Supervisory Board are passed by simple majority of the votes cast. In the case of a deadlock, the Chairman of the Supervisory Board, or in his absence, the Vice Chairman, has the deciding vote. The Supervisory Board meets at least twice each half-year.

The following table shows the current members of the Supervisory Board, the years in which they were first elected, the end of their current terms and their principal occupations.

Name	Year first elected	End of term(1)	Principal occupation
Jürgen Drews, M.D., Ph.D. (Chairman)	1998	2005	Consultant of Bear Stearns Health Innoventure
Michael Lytton, J.D. (Vice Chairman)	2001	2006	General partner of Oxford Bioscience Partners
Metin Colpan, Ph.D.	1998	2005	Founder and member of the supervisory board of Qiagen N.V.
Prabhavathi B. Fernandes, Ph.D.	2003	2005	President and chief executive officer of DarPharma, Inc.
Peter Preuss	2001	2006	President of Preuss Foundation for Brain Tumor Research; Regent of the University of California
James M. Frates	2004	2006	Chief Financial Officer, Vice President and Treasurer of Alkermes, Inc.
(1)	Term ends upon the adjournment of the annual general meeting held in the year indicated.

The members of our Supervisory Board may be contacted at the German address of GPC Biotech. The Supervisory Board has determined that all of its current members are independent pursuant to the criteria contained in Nasdaq Rule 4200.

Jürgen Drews.    Chairman of the Supervisory Board since 2001. Dr. Drews was a Managing Partner at Bear Stearns Health Innoventures until September 2004 and is now acting as a consultant to them. Previously, he was the President of Global Research at Hoffmann-La Roche and a former member of the Board of Directors and a Partner of BIOMEDICINE, International Biomedicine Management Partners. Until 1998, he served as the Chairman of EuropaBio, the European Association for Bioindustries, which has more than 500 individual member companies. Dr. Drews also serves on the boards of several biotech companies worldwide, including Human Genome Sciences, Rockville, MD, MorphoSys, Munich, Germany, and TeGenero, Würzburg, Germany. He is the chairman of the board of directors of Genaissance Pharmaceuticals, New Haven, CT. He served on the boards of Axxima Pharmaceuticals, Munich, Germany (through April 2004) and Protein Design Labs, Fremont, CA (until June 2004).

Michael Lytton.    Vice Chairman of the Supervisory Board since January 2004. Mr. Lytton has been a General Partner at Oxford Bioscience Partners since 2001. Previously, he was Partner, Chairman of the Technology Group and member of the Executive Committee of Palmer & Dodge LLP. In this capacity, he advised GPC Biotech for several years. Mr. Lytton is a graduate of Princeton University and recipient of a Fulbright Scholarship for study at the University of London. He received an M.Sc. in Epidemiology and Medical Statistics from the London School of Hygiene and Tropical

Medicine and his J.D. from Harvard Law School. Mr. Lytton also serves on the boards of several companies worldwide, including Acambis, Cambridge, UK, Alantos Pharmaceuticals, Cambridge, MA, Santhera Pharmaceuticals, Basel, Switzerland, Rib-X Pharmaceuticals, New Haven, CT, VaxInnate Pharmaceuticals, New Haven, CT, Enanta Pharmaceuticals, Watertown, MA and Clinical MicroArrays, Waltham, MA (since September 2004).

Metin Colpan.    Dr. Colpan is co-founder of Qiagen N.V. and served as Qiagen N.V.’s Chief Executive Officer and President from 1985 through 2003. Qiagen N.V. has been listed on Nasdaq since 1996 and on the Frankfurt Stock Exchange since 1997. He obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology, Darmstadt, Germany, in 1983. Prior to founding Qiagen N.V., Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf, Germany. Dr. Colpan has a wide range of experience in separation techniques, particularly in the separation and purification of nucleic acids, and has filed many patents in the field. Dr. Colpan serves on the boards of several biotechnology companies worldwide, including Ingenium Pharmaceuticals, Munich, Germany, and MorphoSys AG, Munich, Germany (since May 2004), and is a member of the board of Qiagen N.V., Venlo, The Netherlands. Until June 2004, Dr. Colpan served on the board of Omnitron, Griesheim, Germany. In addition, he is active as a consultant for the federal and state governments of Germany.

Prabhavathi B. Fernandes.    Dr. Fernandes serves as President and Chief Executive Officer of DarPharma Inc. Dr. Fernandes has over 25 years of experience in drug discovery and development, having held leadership positions at several biotechnology and pharmaceutical companies. During these years she was directly involved in the development of many drugs, of which four have been approved and one had many years of sales in the billions of dollars. She has served as Chief Executive Officer of Ricerca Biosciences LLC. Prior to joining Ricerca Biosciences, Dr. Fernandes was founder and Chief Executive Officer of Small Molecule Therapeutics. Prior to founding Small Molecule Therapeutics, Dr. Fernandes worked for many years at major pharmaceutical companies, including as Vice President Biomolecular Screening Drug Discovery at Bristol-Myers Squibb, Pharmaceutical Research Institute. She also worked for Abbott Laboratories and The Squibb Institute for Medical Research. Dr. Fernandes served on the United States Congressional Panel for Assessment of Impact of Antibiotic Resistant Bacteria and on the American Society for Microbiology Advisory Panel for Antibiotic Resistance. She was awarded a post-doctoral fellowship to Fox Chase Cancer Center from the National Institutes of Health and received her Ph.D. in Microbiology from Thomas Jefferson University, Philadelphia, PA. Dr. Fernandes has authored numerous publications and has received many awards for her achievements.

Peter Preuss.    Peter Preuss is President and founder of the Preuss Foundation for Brain Tumor Research, and is currently serving a 12-year term as a Regent of the University of California. He is a former member of the Advisory Committee to the Director of the National Institutes of Health. Mr. Preuss was founder and Chief Executive Officer of Integrated Software Systems Corporation, one of the world’s first software companies. His extensive business expertise and experience has been recognized with numerous awards, honors and memberships in Honorary Societies. In 2004, Mr. Preuss received the Woodrow Wilson award for public service. He has been on the boards of various biotech and high-tech companies, both public and private, and is currently a member of the board of Overland Storage, Inc., San Diego, CA. Until May 2004, he was Chairman of the Board of Egea Biosciences, San Diego, CA. Mr. Preuss holds an advanced degree in mathematics from the University of California, San Diego, CA.

James M. Frates.    James Frates is the Chief Financial Officer and directs the Finance and Corporate Communications departments at Alkermes, Inc., a pharmaceutical company based in Cambridge, Massachusetts. He was previously a Vice President in charge of the East Coast Life Sciences Practice at Robertson Stephens & Company, Inc. He has also worked in health care investment banking at Morgan Stanley & Company, Inc. Mr. Frates serves as a national chairperson of the Association of Biosciences Financial Officers. Mr. Frates received a B.A. in government from Harvard College and an M.B.A. from Harvard Graduate School of Business Administration.

Management Board

Our Management Board currently consists of four members. The Supervisory Board determines the size of the Management Board, which, under our Articles of Association, may consist of only one member even though our share capital is in excess of €3 million. Members of the Management Board are appointed by the Supervisory Board for a maximum term of five years and are eligible for reappointment or extension after the completion of their term in office. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in an annual meeting, a member of the Management Board may be removed from office by the Supervisory Board prior to the expiration of his or her term. Furthermore, the term of office of a Management Board member ends three months after he or she has attained the age of 65.

Under our Articles of Association, if the Management Board consists of only one member, GPC Biotech is legally represented by that sole member. If the Management Board consists of two or more members, GPC Biotech is legally represented by two members of the Management Board acting together, or by one member of the Management Board together with a person possessing a special power of attorney authorizing him or her to legally represent GPC Biotech (Prokura). The Supervisory Board may additionally authorize any member of our Management Board to legally represent GPC Biotech alone. To date, none of the members of our Management Board have been so authorized.

A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between himself or herself and GPC Biotech and may be liable to us if he or she has a material interest in any contractual agreement between GPC Biotech and a third party which was not disclosed to, and approved by, the Supervisory Board.

If not otherwise required by law, the Management Board makes decisions by a simple majority of the votes cast. In case of deadlock, the resolution is not adopted.

The following table shows the members of the Management Board, their ages, current areas of responsibility, the years in which they were initially appointed, the end of their current terms and membership in statutory supervisory boards in Germany or abroad.

Name (age)	Year first appointed	End of term	Responsibility	Other board memberships
Bernd R. Seizinger, M.D., Ph.D. (48)	1998	6/2008	President and Chief Executive Officer	ALTANA Pharma AG, BioXell SpA and Santhera Pharmaceuticals AG
Elmar Maier, Ph.D. (39)	1998	2/2008	Senior Vice President Business Development and Chief Operating Officer (Munich, Germany)	GATC Biotech AG
Mirko Scherer, Ph.D. (36)	1999	8/2007	Senior Vice President and Chief Financial Officer	Member of the Börsenrat of the Frankfurt Stock Exchange, member of the foundation Stichting Preferente Aandelen QIAGEN

Name (age)	Year first appointed	End of term	Responsibility	Other board memberships
Sebastian Meier-Ewert, Ph.D. (36)	1998	2/2008	Senior Vice President, Chief Scientific Officer and Chief Operating Officer (Waltham/ Boston, MA)	Immatics Biotechnologies GmbH

The members of our Management Board may be contacted at the German address of GPC Biotech.

Bernd R. Seizinger.    President and Chief Executive Officer of GPC Biotech. Dr. Seizinger joined GPC Biotech in 1998 from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham/Boston, MA, where he was Executive Vice President and Chief Scientific Officer from 1996 to 1998. From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb, Pharmaceutical Research Institute, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger also held a visiting professorship at the Department of Molecular Biology at Princeton University. He was awarded his M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 publications.

Elmar Maier.    Co-founder of GPC Biotech and Senior Vice President Business Development (joined the company in 1997). He is also Chief Operating Officer of the Munich facility. Dr. Maier has successfully negotiated multiple pharmaceutical and biotech alliances. Previously, Dr. Maier ran a consulting firm commercializing biotech know-how. He was also Department and Project Manager at the Max Planck Institute for Molecular Genetics in Berlin, where he arranged collaborations with pharmaceutical and biotech companies. Dr. Maier has received numerous awards, including fellowships for his research in the field of genomics technologies at the Imperial Cancer Research Fund in London. Dr. Maier holds a degree in chemistry and obtained his Ph.D. in biology from the University of Konstanz in Germany.

Mirko Scherer.    Co-founder of GPC Biotech and Senior Vice President and Chief Financial Officer (joined the company in 1997). Previously, Dr. Scherer worked for The Boston Consulting Group in Munich, where he was a management consultant to several industries, including banking. He graduated with a degree in Business Administration from the University of Mannheim in Germany and obtained his MBA from the Harvard University Graduate School of Business Administration. Dr. Scherer received his Ph.D. in Finance from the European Business School in Oestrich-Winkel in Germany. Dr.Scherer is a member of the Börsenrat (Exchange Council) of the Frankfurt Stock Exchange and a member of the foundation “Stichting Preferente Aandelen QIAGEN”, located in Venlo, The Netherlands.

Sebastian Meier-Ewert.    Co-founder of GPC Biotech and Senior Vice President and Chief Scientific Officer (joined the company in 1997). He is also Chief Operating Officer of the Waltham facility. Prior to co-founding GPC Biotech, Dr. Meier-Ewert established and led a team of scientists working on gene expression analysis and bioinformatics at the Max Planck Institute for Molecular Genetics in Berlin. He also co-founded a consulting firm specializing in biotechnology know-how and technologies. Dr. Meier-Ewert studied biochemistry at University College, London. He completed his postgraduate training at the Imperial Cancer Research Fund in London and received his Ph.D. from the University of London. He is the recipient of several awards and author of more than 30 publications.

Management Team

Our Management Board is supported by a highly qualified and internationally experienced management team.

Name (age)	Position
David R. Bancroft, Ph.D. (37)	Vice President Intellectual Property
Colin Freund (35)	Vice President Business Development (U.S.)
Gregory H. Hamm (54)	Vice President Corporate Integration, Vice President Bioinformatics and Information Technology, Site Head Princeton
Brent Hatzis-Schoch, J.D. (40)	Vice President and General Counsel
Torsten Hombeck, Ph.D. (35)	Vice President Finance
Nikolai Kley, Ph.D. (43)	Vice President Research, Waltham
Arthur Kluge, Ph.D. (61)	Vice President Drug Discovery
Thomas J. McKearn, M.D., Ph.D. (56)	Vice President Medical Affairs
Edward F. McNiff, Ph.D. (52)	Vice President Pharmaceutical Development
Zoltan Nagy, DVM, Ph.D. (64)	Vice President Research, Munich
Michael E. Petrone, M.D. (54)	Vice President Clinical Operations
John P. Richard (47)	Senior Business Advisor
Marcel Rozencweig, M.D. (59)	Senior Vice President Drug Development
Hemanshu Shah, Ph.D. (44)	Vice President Strategic Marketing

David R. Bancroft.    Co-founder of GPC Biotech and Vice President Intellectual Property. Prior to co-founding GPC Biotech in 1997, Dr. Bancroft was responsible for development and implementation of new automated technologies at the Max Planck Institute for Molecular Genetics in Berlin, Germany. His previous research positions include those at the Imperial Cancer Research Fund, London, UK, and at Trinity College, Dublin, Ireland, as a Royal Society European Visiting Fellow. Dr. Bancroft was awarded a Ph.D. in Molecular Population Genetics from the University of Cambridge, UK, for his research within a large-scale and multidisciplinary project. Dr. Bancroft is an inventor on several patents and patent applications in the fields of molecular biology and automation.

Colin Freund.    Vice President Business Development (U.S.). Prior to joining GPC Biotech in 2002, he held the position of Vice President Business Development at Double Twist, Inc., Oakland, CA, where he was responsible for creating alliances with a variety of genomics and proteomics companies. Prior to joining Double Twist, Mr. Freund was a project manager at the Boston Consulting Group, San Francisco, CA, and London, UK, where he managed assignments in the healthcare and high technology practice areas. Mr. Freund received his BA in Economics and Management Studies from the University of Cambridge, UK, and his MBA from Stanford University, CA.

Gregory H. Hamm.    Vice President Corporate Integration, Vice President Bioinformatics and Information Technology and Site Head Princeton, New Jersey. Prior to joining GPC Biotech in 1999, he was Vice President Bioinformatics at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), Waltham/Boston, MA, where he was responsible for all computational aspects of the company’s scientific program. Before 1995, Mr. Hamm was Director of the Molecular Biology Computing Laboratory at Rutgers University, NJ, and Principal Consultant at Systems & Bioinformatics, Highland Park, NJ. From 1980 to 1986, Mr. Hamm was the founder of EMBL Data Library and Head of Computing at the European Molecular Biology Laboratory (EMBL) in Heidelberg, Germany. Mr. Hamm received his BS from Harvey Mudd College, Claremont, CA.

Brent Hatzis-Schoch.    Vice President and General Counsel. Mr. Hatzis-Schoch joined GPC Biotech in 2003 as Vice President Legal Affairs. Prior to joining GPC Biotech, Mr. Hatzis-Schoch was Associate General Counsel for Global Research & Development at Pharmacia Corporation, and earlier was legal counsel to Baxter Healthcare in Europe. He also spent several years in private practice in the United States and Germany. Mr. Hatzis-Schoch received his J.D. from George Washington University and was also the recipient of a Fulbright Scholarship for study in Germany.

Torsten Hombeck.    Vice President Finance. Dr. Hombeck joined GPC Biotech in 1999 as Director Finance. He previously held positions in the area of Corporate Finance and Controlling at Beiersdorf AG, Hamburg, Germany, where he was responsible for South America. Dr. Hombeck graduated with a Degree in Business Administration from the European Business School in Oestrich-Winkel, Germany, where he also received his Ph.D. in Finance.

Nikolai Kley.    Vice President Research, Waltham. Prior to joining GPC Biotech in 1999, Dr. Kley held positions as Director and Vice President Functional Genomics at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), Waltham/Boston, MA. While there, he was instrumental in establishing numerous functional technology platforms and research programs, including a collaborative oncology program with Princeton University, Princeton, New Jersey. Prior to 1997, Dr. Kley held posts as Senior Scientist and Group Leader/Principal Scientist within Oncology Drug Discovery at Bristol-Myers Squibb Company, Pharmaceutical Research Institute. He also spent several years at Harvard Medical School and the Massachusetts General Hospital, Boston, MA, working in the fields of cancer genetics and biology. Dr. Kley retains his adjunct faculty position as Research Professor at the Department of Molecular Biology at Princeton University.

Arthur Kluge.    Vice President Drug Discovery. Prior to joining GPC Biotech in 2000, Dr. Kluge served as Vice President Drug Discovery at Mitotix Inc. since 1996, prior to which he had held the post of Vice President Chemistry at Cubist Pharmaceuticals. He has also worked at Syntex Research in Palo Alto, CA, where he served as Vice President and Director of the Institute of Organic Chemistry, with responsibility for the direction of a multinational drug discovery and development group. Dr. Kluge brings over 25 years of management experience in the pharmaceutical industry to GPC Biotech and is the inventor of two currently marketed drugs: Toradol™ (ketoroalc) and Cattlyst™ (laidlomycin propionate). Dr. Kluge received his BA in chemistry from Park College, his MS and Ph.D. from the University of Massachusetts and his MBA from the University of Santa Clara, CA.

Thomas J. McKearn.    Vice President Medical Affairs. Dr. McKearn is responsible for the design and implementation of our clinical and regulatory development strategy for new lead candidates as they enter development through eventual registration and commercialization. His responsibilities include oversight of all clinical study protocols, selection of investigators, and the review and analysis of study results. His position also serves as the primary point of contact with worldwide regulatory agencies and health authorities. Furthermore, Dr. McKearn plays a key role in our compound in-licensing strategy. Prior to joining GPC Biotech in 2002, Dr. McKearn held several executive positions both in biotech and in the pharmaceutical industry. He was a founder and Chief Executive Officer of Cytogen Corporation. His most recent position was Executive Director Strategic Science & Medicine at Bristol-Myers Squibb Company, Pharmaceutical Research Institute.

Edward F. McNiff.    Vice President Pharmaceutical Development. Prior to joining GPC Biotech in 2002, Dr. McNiff held several positions at Bristol-Myers Squibb Company. His most recent position was Vice President Analytical Research and Development at Bristol-Myers Squibb Company, Pharmaceutical Research Institute, supporting pharmaceutical development activities spanning the identification of new drug candidates through registration, launch and life-cycle activities. Dr. McNiff is responsible for the design and implementation of our pharmaceuticals development strategy for new lead candidates as they enter development through eventual registration and commercialization. These responsibilities include analytical and process chemistry, dosage form development, quality assurance, metabolism and pharmacokinetics.

Zoltan Nagy.    Vice President Research, Munich, Germany. Dr. Nagy, a world-renowned immunologist, joined GPC Biotech in 1998 from Hoffmann-La Roche where he was Department Head of Immunology at the company’s Nutley, New Jersey, facility. He previously held positions as Project Leader in Preclinical Research at Novartis, Basle, Switzerland, Deputy Director of the Max Planck Institute for Biology, Tübingen, Germany, and as a Scientific Member of the Basle Institute of Immunology. Dr. Nagy’s research into the major histocompatibility complex has resulted in over 140 papers in peer-reviewed journals.

Michael E. Petrone.    Vice President Clinical Operations. Dr. Petrone is responsible for project planning and clinical outsourcing. He has more than ten years of experience in the pharmaceutical and biotechnology industry in the areas of strategic planning, product development, and clinical research from the initiation of clinical trials to marketing approval. Dr. Petrone has extensive expertise and leadership in new drug development and Clinical Research Organization management. Prior to joining GPC Biotech in 2002, he was with Roberts Pharmaceutical Corporation as Vice President Clinical Research and Medical Affairs, and more recently with the Genaera Corporation as Vice President Clinical Research.

John P. Richard.    Senior Business Advisor. John P. Richard joined GPC Biotech in 1999. Previously, he was Executive Vice President, Business Development at SEQUUS Pharmaceuticals, where he was responsible for negotiating the acquisition of SEQUUS by ALZA Corporation in 1999. Prior to SEQUUS, Mr. Richard headed business development for VIVUS and Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for establishing numerous pharmaceutical alliances. He was also co-founder and the original Chief Executive Officer of IMPATH Inc. Mr. Richard currently serves on the board of directors of Altus Pharmaceuticals Inc., Cambridge, MA, Targacept Inc., Winston-Salem, NC and Zygogen LLC, Atlanta, GA. Mr. Richard received his MBA from Harvard Business School and his BS from Stanford University.

Marcel Rozencweig.    Senior Vice President Drug Development. Prior to joining GPC Biotech in 2001, Dr. Rozencweig held several senior leadership positions in drug development and strategic planning at Bristol-Myers Squibb Company, where his most recent position was Vice President Strategic Planning and Portfolio Management. Over his 18-year career, Dr. Rozencweig has established himself as an expert in several areas, including pharmaceutical R&D, worldwide clinical R&D, strategic planning, portfolio management and development, particularly focused in oncology, immunology and infectious diseases. Among his many R&D achievements are significant contributions leading to the successful FDA approval of numerous anticancer treatments including TAXOL (paclitaxel) and PARAPLATIN (carboplatin). Dr. Rozencweig has authored or co-authored more than 200 papers.

Hemanshu Shah.    Vice President Strategic Marketing. Dr. Shah joined GPC Biotech in 2003. Previously, he was Global Commercial Leader for ZARNESTRA and PROCRIT in the Oncology Global Marketing Group at Johnson & Johnson. Prior to joining Johnson & Johnson, he was Director of Marketing for Bristol-Myers Squibb Oncology with significant responsibility for marketing TAXOL and PARAPLATIN. Dr. Shah’s earlier experience at Bristol-Myers Squibb included various positions in Business Development, and Research & Development. Dr. Shah received his Ph.D. in Pharmaceutical Sciences from Rutgers University, and his MBA from SUNY Buffalo, NY.

None of the above members of our Management Board, Supervisory Board or management team have any family relationship with any other member of the Management Board, Supervisory Board or management team. None of the above members of the Management Board, Supervisory Board or management team were appointed pursuant to an agreement or understanding between such member of the Management Board, Supervisory Board or management team and any third party.

Compensation of Management Board and Supervisory Board Members

Compensation of Members of the Management Board

We have entered into service agreements with all current members of our Management Board. These agreements generally provide for a base salary and an annual bonus. For a discussion of the stock option and similar plans in which the members of our Management Board participate, see “—Equity-Based Plans”. In addition to these fixed and variable remuneration components, under the terms of their service agreements, the members of our Management Board are entitled to specific insurance benefits (including accident and D&O insurance) and reimbursement of necessary and reasonable disbursements. In the event of a change in control and termination of employment within a specified period thereof, each member of our Management Board is entitled to severance benefits in the amount of 175 percent (250 percent in the case of the Chairman of our Management Board) of the sum of their respective highest annual salary on or after the date of the change in control and the average of their respective last two annual bonuses received prior to the change in control. In addition, subject to the term of the stock options and convertible bonds under the terms and conditions of the relevant plan or program (see “—Equity Based Plans”), stock options and convertible bonds granted to the members of our Management Board may no longer be terminated upon a change in control. A change in control will have occurred if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 50 percent of the outstanding voting rights in GPC Biotech or, if as a result of a merger or reverse merger the shareholders of GPC Biotech prior to the effective date of such transaction cease to own more than 50 percent of the outstanding voting shares in the merged entity. Furthermore, Dr. Seizinger, the Chairman of our Management Board, is entitled to severance benefits in the amount of 200 percent of the sum of his last annual salary and the average of his last two annual bonuses in the event that our Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond June 2008. The other members of our Management Board are entitled to severance benefits in the amount of 100 percent of their respective last annual salaries in the event that our Supervisory Board determines not to renew their respective service agreements beyond their current term.

We believe that the service agreements between GPC Biotech and the members of our Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practices.

2004 Summary Compensation Table

	Annual Compensation			Long-Term Compensation

	Salary (€)		Cash Bonus (€)	Stock Options (#)	Convertible Bonds (#)(3)	All Other Compensation		Total Compensation(2)

Bernd R. Seizinger, M.D., Ph.D.	417,422	(4)	308,683	300,000	400,000	28,942	(1)	755,047

Elmar Maier, Ph.D.	253,760		100,000	50,000	90,000	—		353,760

Mirko Scherer, Ph.D.	271,867		250,000	100,000	100,000	—		521,867

Sebastian Meier-Ewert, Ph.D.	277,784		200,000	50,000	100,000	—		477,784

Total	1,220,833		856,683	500,000	690,000	28,942		2,108,458

(1)	This amount represents a double household allowance.
(2)	Excludes long-term compensation.
(3)	Each convertible bond entitles the holder thereof to purchase one ordinary bearer share subject to adjustment in the event of changes to our capitalization.
(4)	Includes US$205,033 which has been converted into euros at the US$/euro exchange rate of US$1.00 = € 0.8039 (average exchange rate during fiscal year 2004).

Compensation of Members of the Supervisory Board

Our Articles of Association provide that the annual compensation for each Supervisory Board member be fixed by our shareholders in annual general meetings. At our annual general meeting on August 31, 2004, our shareholders resolved that the Chairman of our Supervisory Board receive an annual fixed remuneration of €35,000 in cash, that the Vice Chairman receive an annual fixed remuneration of €25,000 in cash and that all other members of our Supervisory Board receive an annual fixed remuneration of €15,000 in cash.

Members of our Supervisory Board who serve on Supervisory Board committees receive cash-based remuneration in addition to their annual fixed remuneration as follows: for activity as chairman of one or more committees (other than the Audit Committee), a member of the Supervisory Board receives an additional €5,000 (plus any value added tax on such amount) annually, and, for activity as a member of a committee (other than the Audit Committee), a member of the Supervisory Board receives an additional €2,500 (plus any value added tax on such amount) annually. The chairman of the Audit Committee receives an additional €10,000 (plus any value added tax on such amount) annually and the other members of the Audit Committee each receive an additional €5,000 (plus any value added tax on such amount) annually. The members of the Audit Committee do not receive any additional cash-based remuneration for their service on any other committee.

At our annual general meeting on August 31, 2004, our shareholders also resolved to provide a one-time grant of long-term performance-based variable remuneration in the form of stock appreciation rights to each member of the Supervisory Board. The grants of stock appreciation rights were issued on September 1, 2004 and are in addition to the annual cash remuneration described above. Dr. Drews, as the Chairman of the Supervisory Board, and Mr. Lytton, as the Vice Chairman of the Supervisory Board, received grants of 15,000 and 11,250 stock appreciation rights, respectively. Each member of the Supervisory Board received grants of 7,500 stock appreciation rights. In addition, each member of the Supervisory Board (including the Chairman of the Supervisory Board) who serves as the chairman of one or more Supervisory Board committees (other than the Audit Committee) received a grant of 5,000 stock appreciation rights. Furthermore, each member of the Supervisory Board, but excluding those members who are members of the Audit Committee, received grants of 2,500 stock appreciation rights in compensation for their service on one or more committees. The chairman and members of the Audit Committee received grants of 7,500 and 3,750 stock appreciation rights, respectively. The members of the Audit Committee do not receive any additional stock appreciation rights for their service on any other committee.

Each stock appreciation right represents the right to receive an amount in cash equal to the difference (if any) between the basic price of the stock appreciation right and the exercise price of the stock appreciation right after the completion of a specified holding period. The basic price of each stock appreciation right is €10.22, which is equal to the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the five trading days preceding, and the five trading days after, the issue date, which was September 1, 2004. The exercise price will be the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the 60 trading days following the end of the holding period. The holding period of the stock appreciation rights began on the issue date and will generally end on the date of market approval of satraplatin by the FDA or the EMEA, whichever occurs first. Any payments with respect to the stock appreciation rights are due within 100 calendar days after the end of the holding period.

The members of the Supervisory Board will receive the full cash payment with respect to their stock appreciation rights only if they are still members of the Supervisory Board and/or the respective committee at the end of the holding period. If a member leaves the Supervisory Board and/or the respective committee before the end of the holding period, the member will receive only a pro-rated cash payment, based on the length of the term of service on the Supervisory Board and/or membership on the committee, with respect to his or her stock appreciation rights. In the case of a change in control of GPC Biotech, as defined in the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), the holding period will end on the acquisition date. In this case, the 60 trading days directly preceding the acquisition date will be used to determine the exercise price. Transfer of the stock appreciation rights, including assignment, sale, pledge, grant of sub-rights or the foundation of a trust, is not permissible and will result in a forfeiture of the stock appreciation rights. Any transaction that bears financial comparison with a sale of the stock appreciation rights is not permissible and will also lead to a forfeiture of the stock appreciation rights.

Furthermore, we reimburse our Supervisory Board members for out-of-pocket expenses incurred in connection with their services and, to the extent applicable, any value added tax on this compensation.

We have no contracts with any of our Supervisory Board members that would provide for benefits upon termination of service on the Supervisory Board.

2004 Summary Compensation Table

Name	Salary (€)	Total compensation(1)(€)	Stock appreciation rights (number)
Jürgen Drews, M.D., Ph.D.(2)(5)(8)	37,500	37,500	20,000
Michael Lytton, J.D.(3)(4)(5)(6)	31,667	31,667	15,000
Metin Colpan, Ph.D.(6)(9)	22,418	22,418	11,250
Prabhavathi B. Fernandes, Ph.D.(10)	19,126	19,126	12,500
Peter Preuss(4)(11)	17,500	17,500	12,500
James M. Frates(7)(9)	9,167	9,167	15,000

Total	137,378	137,378	86,250

(1)	Amounts exclude stock appreciation rights.
(2)	Chairman of the Supervisory Board.
(3)	Vice Chairman of the Supervisory Board.
(4)	Member of the Compensation Committee.
(5)	Member of the Finance Committee.
(6)	Member of the Audit Committee.
(7)	Chairman of the Audit Committee.
(8)	Chairman of the Compensation Committee.
(9)	Member of the Corporate Governance & Nominations Committee.
(10)	Chairman of the Finance Committee.
(11)	Chairman of the Corporate Government & Nominations Committee.

Equity-Based Plans

As of December 31, 2004, a total of 3,543,780 stock options and convertible bonds were issued and outstanding to purchase our ordinary bearer shares to members of our Management Board and a total of 149,000 stock options and convertible bonds to the members of our Supervisory Board. The following tables set forth all option and convertible bond grants to our Management Board as well as to our Supervisory Board by year of grant.

Supervisory Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)	Conversion rate	Exercise price (€)	Term life (years)
2000	20,000	1:1	17.89	10
2001	32,500	1:1	9.55	5(1)
	10,000	1:1	16.38	10
2002	—	—	—	—
2003	86,500	1:1	5.77	5(2)
2004	—	—	—	—

Total	149,000

(1)	As of the date of the resignation as a member of the Supervisory Board, not exceeding one year.
(2)	As of the date of the resignation as a member of the Supervisory Board, not exceeding two years.

Management Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)		Conversion rate	Exercise price (€)	Term life (years)
1998	325,440	(1)	1:1	1.16	10
1999	148,480	(1)(2)	1:1	1.16	10
	111,360	(1)	1:1	3.98	10
2000	306,000		1:1	6.62	10
	530,000		1:1	17.89	10
2001	250,000		1:1	9.69	10
	50,000		1:1	13.34	10
2002	100,000		1:1	5.24	10
	215,000		1:1	4.36	10
2003	125,000		1:1	2.70	10
	48,574		1:1	4.87	10
	143,926		1:1	4.96	10
2004	500,000		1.1	9.33	10
	690,000		1:1	10.90	10

Total	3,543,780

(1)	A total of 705,280 stock options initially granted to Dr. Seizinger in 1998 and 1999 were transferred by him to a financial institution in connection with cash settled share option agreements dated July and December 2001, respectively. Upon any exercise by him of the options granted in the agreement of July 2001, Dr. Seizinger will receive cash, not shares, from the financial institution. On any exercise by him of the options in the agreement of December 2001, Dr. Seizinger will, provided that he has paid to the financial institution the amounts required by the agreement and that certain other conditions are satisfied, be entitled to receive cash, not shares, from the financial institution. In 2004, Dr. Seizinger exercised 120,000 of these options, which are not included in this table.
(2)	Dr. Scherer and Dr. Maier each transferred 12,000 stock options initially granted to them in 1999 to family members.

We have established the following equity compensation plans for members of our Management Board, executives of our U.S. subsidiary and selected employees of GPC Biotech as well as consultants and members of our Supervisory Board:

German Equity-Based Plans

2004 Stock Option Plan, 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Stock Option Plan

Our annual general meetings held on August 31, 2004, June 11, 2002, June 5, 2001 and May 3, 2000, respectively, approved the creation of several specific authorized and conditional capitals and the implementation in general of the 2004 Stock Option Plan, the 2002 Stock Option Plan, the 2001 Stock Option Plan and the 2000 Stock Option Plan, respectively. For a description of the specific authorized and conditional capitals underlying the stock options pursuant to the plans, see the discussion entitled “Description of Share Capital — Authorized Capital — Authorized Capital I” and “Description of Share Capital — Conditional Capital” contained in our Form F-1 filed June 9, 2004.

Our Management Board, together with our Supervisory Board, and, to the extent that our Management Board is concerned, the Supervisory Board alone, may determine that, in lieu of the issuance of new shares out of the specifically created conditional capital, shares acquired by GPC Biotech through market purchases or otherwise in accordance with applicable German stock corporation law may be issued to optionees upon exercise of the stock options. In respect of the 2000 Stock Option Plan, our Management Board, together with our Supervisory Board, and, to the extent that our Management Board is concerned, the Supervisory Board alone, may additionally determine that, in lieu of the issuance of new ordinary shares out of the specifically created authorized and conditional capitals, new ordinary shares issued out of additional authorized or conditional capitals may be issued to optionees upon exercise of the stock options or that stock options may be settled in cash.

Under the 2004 Stock Option Plan, the members of the management bodies and executives (Führungskräfte) of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad are eligible to acquire our ordinary shares pursuant to stock options. Under the 2002 Stock Option Plan, the members of our Management Board and selected employees of GPC Biotech are eligible to acquire our ordinary shares pursuant to stock options. Under the 2001 Stock Option Plan, selected employees of GPC Biotech, members of our Management Board and members of the management bodies of our affiliates (verbundene Unternehmen) are eligible to acquire our ordinary shares pursuant to stock options. Under the 2000 Stock Option Plan, selected employees of GPC Biotech, members of our Management Board, members of the management bodies of our affiliates as well as members of the Supervisory Board and consultants are eligible to acquire our ordinary shares pursuant to stock options.

The following is a general description of the material features of the 2004 Stock Option Plan, the 2002 Stock Option Plan, the 2001 Stock Option Plan and the 2000 Stock Option Plan.

Stock options may be granted under the plans at an exercise price determined on the basis of the average closing price for our ordinary shares as quoted in the XETRA closing auction on the Frankfurt Stock Exchange during the last five stock exchange trading days prior to the date of grant. In addition, under the 2000 Stock Option Plan, the exercise price for the stock options granted to optionees under this plan prior to our initial public offering in 2000, was determined on the basis of the fair market value of our shares. The exercise price is subject to adjustment upon changes in our capitalization and must at all times be at least equal to the notional nominal value (the amount attributable to each of our ordinary shares) of our ordinary shares (currently €1.00 per ordinary share). The Management Board, and, to the extent that our Management Board is concerned, the Supervisory

Board, selects the eligible persons to whom options will be granted and determines the grant date, amounts, exercise price, vesting periods and other relevant terms of the stock option grants (including acceleration provisions) in accordance with the provisions of the respective plans. The details of any grants of stock options to members of our Supervisory Board under the terms of the 2000 Stock Option Plan were approved by our shareholders.

A stock option granted under the 2004 Stock Option Plan, the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. A stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not be exercised until the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive stock exchange trading days (10 days in the case of the 2000 Stock Option Plan) within one month prior to exercise by a certain percentage (which percentage is ten percent for the first year after the expiration of the two-year waiting period and is increased by five percent for each year thereafter). A stock option granted under the 2004 Stock Option Plan may not be exercised until the price of our shares develops better than reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange. In addition, pursuant to the 2004 Stock Option Plan, the 2002 Stock Option Plan and the 2001 Stock Option Plan, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange.

In the event of the termination of service of an optionee, the unvested portion of any stock option grant is generally forfeited, and the vested and exercisable portion is generally terminated 130 business days after a termination of service due to the death of the optionee (six months in the case of the 2004 stock option plan) or 30 business days (90 business days in the case of the 2002 Stock Option Plan and three months in the case of the 2004 Stock Option Plan) after termination of employment for any other reason. In extraordinary circumstances (such as maternity leave, permanent disability or early retirement and similar circumstances), our Management Board, and, to the extent that our Management Board is concerned, the Supervisory Board, may abstain from terminating the stock option grants.

Notwithstanding the foregoing, a stock option may not be exercised following the expiration of its term, which under the plans cannot exceed ten years from the date of grant. A stock option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.

In the event of our merger with or into another entity (Verschmelzung), a change in our legal form (Umwandlung), a change in the notional nominal value of our ordinary shares and similar measures leading to the cancellation or conversion of the shares underlying the stock options, each outstanding stock option will be substituted by the right to purchase at the exercise price a specific number of shares or other interests (calculated on the basis of the fair market value of our ordinary bearer shares at the time of any such change) substituting our ordinary shares.

1999 and 1997 Stock Option Plans

Our annual general meetings held on May 12, 1999 and December 8, 1997, respectively, approved the creation of several specific authorized and conditional capitals and the implementation in general of each of the 1999 and 1997 Stock Option Plans. For a description of the specific authorized and conditional capitals underlying the stock options pursuant to the plans see the discussion entitled “Description of Share Capital—Authorized Capital—Authorized Capital I” and “Description of Share Capital—Conditional Capital” contained in our Form F-1 filed on June 9, 2004.

Under these plans, the members of our Management Board and Supervisory Board as well as selected consultants are eligible to acquire our ordinary shares pursuant to stock options.

The terms of the 1999 and 1997 Stock Option Plans are substantially similar to the terms of the stock option plans discussed in “—2004 Stock Option Plan, 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Stock Option Plan” above, with the following exceptions:

•	the exercise price for the stock options granted to optionees under the 1999 and 1997 Stock Option Plans was determined on the basis of the fair market value of our ordinary shares;

•	a stock option granted under the 1999 and 1997 Stock Option Plans may only be exercised if the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive bank working days within one month prior to exercise by a certain percentage (which percentage is 15 percent for the first year after the expiration of the two-year waiting period and is increased by five percent for each year thereafter);

•	a stock option granted under the 1999 and 1997 Stock Option Plans is generally transferable during the life of the optionee;

•	the periods during which stock options may be exercised deviate slightly from those under the 2002 Stock Option Plan and the 2001 Stock Option Plan;

•	in the event of a termination of the stock options granted under the 1999 and 1997 Stock Option Plans, the optionees have to be compensated in an amount equal to the lower of (1) the fair value of the terminated stock options and (2) the amount of income tax paid at the time of grant; and

•	stock options issued under the 1999 Stock Option Plan may be settled in cash.

As of December 31, 2004, a total of 729,280 stock options have been transferred under the 1999 and 1997 Stock Option Plans.

U.S. Equity-Based Plans

On the basis of the resolutions of our shareholders in our annual general meetings held on August 31, 2004, June 11, 2002, June 5, 2001, May 3, 2000 and May 12, 1999, respectively, we adopted our 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan, the 2001 Incentive Stock Option Plan, the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plans. For a description of the specific authorized and conditional capitals underlying the stock options pursuant to the plans, see the discussion entitled “Description of Share Capital—Authorized Capital—Authorized Capital I” and “Description of Share Capital—Conditional Capital” contained in our Form F-1 filed on June 9, 2004.

Under the 2004 Incentive Stock Option Plan, selected employees of GPC Biotech and directors of our U.S. subsidiary are eligible to acquire our ordinary shares pursuant to stock options. Under the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, selected employees of GPC Biotech and employee directors of our U.S. subsidiary and members of our

Management Board are eligible to acquire our ordinary shares pursuant to stock options. Under the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, selected employees and employee directors of our U.S. subsidiary, members of our Management Board and consultants of GPC Biotech, as well as members of the Supervisory Board residing in the United States, are eligible to acquire our ordinary shares pursuant to stock options.

Stock options granted under these plans may be incentive stock options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or U.S. Internal Revenue Code, or non-qualified stock options, or NSOs, which do not so qualify. The aggregate fair market value of the ordinary shares represented by any given optionee’s ISOs that become exercisable for the first time in any calendar year may not exceed US$100,000. Stock options in excess of this limit are treated as NSOs.

The Management Board, and, to the extent that our Management Board is concerned, the Supervisory Board, selects the eligible persons to whom stock option, will be granted and determines the grant date, amounts, exercise price, vesting periods and other relevant terms of the stock option grants (including acceleration provisions) in accordance with the provisions of the respective plans, including whether the options are intended to be ISOs or NSOs. Under the plans, employees are eligible to receive grants of ISOs and NSOs, while directors of our U.S. subsidiary and members of our Management Board and consultants are eligible to receive grants of NSOs only. Stock option grants to members of the Management Board require the approval of the Supervisory Board. The details of any grants of stock options to members of our Supervisory Board under the terms of the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan were approved by our shareholders. The exercise price of options granted under the plans can be determined by the Management Board, and, to the extent that our Management Board is concerned, the Supervisory Board within specific parameters fixed by our shareholders in the respective resolutions relating to the several plans.

A stock option granted under the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan, the 2001 Incentive Stock Option Plan, the 2000 Incentive Stock Option Plan or the 1999 Incentive Stock Option Plan may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. Furthermore, a stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not be exercised until the price of our ordinary shares exceeds the exercise price of the stock option on five successive stock exchange trading days, or bank working days in the case of the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, during the one month prior to exercise by a certain percentage (which percentage is ten percent, 15 percent in the case of stock options granted under the 1999 Stock Option Plan, for the first year after the expiration of the two-year waiting period and is in each case increased by five percent for each year thereafter). Likewise, a stock option granted under the 2004 Stock Option Plan may not be exercised unless the price of our shares develops better than a reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange, during the four weeks prior to the date of exercise. In addition, pursuant to the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our annual report and our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech.

In the event of the termination of service of an optionee, the unvested portion of a stock option is generally forfeited, and the vested and exercisable portion generally terminates eighteen months (six months in the case of the 2004 Incentive Stock Option Plan) after a termination of service due to the death of the optionee, twelve months (three months in the case of the 2004 Incentive Stock Option Plan) after a termination of service due to the permanent disability of the optionee or three months after termination of employment for any other reason. Notwithstanding the foregoing, a stock option may not be exercised following the expiration of its term, which under the plans cannot exceed ten years from the date of grant. A stock option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.

In the event of our dissolution, our liquidation, a sale of all or substantially all of our assets, a merger or reverse merger (in which we are not the surviving corporation), each outstanding stock option may be assumed or an equivalent stock option may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, subject to the expiry of the two-year waiting period the outstanding stock options will automatically vest and become exercisable as of a specified time prior to the event and will terminate immediately prior to the consummation of such event. Notwithstanding the foregoing, if, upon consummation of such dissolution, liquidation, sale, merger or reverse merger, our shareholders will receive a cash payment for each share surrendered, the Management Board may instead provide that all outstanding stock options will terminate upon consummation of such event and that each optionee will receive in exchange for the cancelled stock options a cash payment equal to the amount by which the acquisition price for the ordinary shares exceeds the exercise price of the stock options.

Shares Reserved and Options Outstanding Under the German and U.S. Equity-Based Plans

At the time of adoption of the 2004 Stock Option Plan and the 2004 Incentive Stock Option Plan, an aggregate maximum of 850,000 ordinary shares were reserved for issuance under these plans. At the time of adoption of the 2002 Stock Option Plan and the 2002 Incentive Stock Option Plan, an aggregate maximum of 810,000 ordinary shares were reserved for issuance under these plans. At the time of adoption of the 2001 Stock Option Plan and the 2001 Incentive Stock Option Plan, an aggregate maximum of 700,000 ordinary shares were reserved for issuance under these plans. At the time of adoption of the 2000 Stock Option Plan and the 2000 Incentive Stock Option Plan, an aggregate maximum of 1,201,000 ordinary shares were reserved under these plans. The aggregate maximum number of shares reserved under each of these plans is subject to adjustment upon changes to our capitalization.

At the time of adoption, an aggregate maximum of 840,000 ordinary shares were reserved for issuance under the 1999 Incentive Stock Option Plan and the 1999 Stock Option Plan, in each case subject to adjustment upon changes to our capitalization. At the time of adoption, an aggregate maximum of 1,212,000 ordinary shares were reserved for issuance under the 1997 Stock Option Plan, subject to adjustment upon changes to our capitalization.

As of December 31, 2004, options to purchase a total of 565,000, 190,750, 366,936 and 722,150 shares, respectively, were outstanding under the 2004 Stock Option Plan, the 2002 Stock Option Plan, the 2001 Stock Option Plan and the 2000 Stock Option Plan. As of December 31, 2004, options to purchase a total of 85,300, 567,175, 305,236, 309,438 and 32,000 ordinary shares, respectively, were outstanding under the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan, the 2001 Incentive Stock Option Plan, the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan. As of December 31, 2004, options to purchase a total of 525,210 and 446,630 shares, respectively, were outstanding under each of the 1999 and 1997 Stock Option Plans.

We may continue to issue stock options under each of the 2004, 2002, 2001 and 2000 German and U.S. Equity-Based Plans. No additional grants will be made under the 1999 Incentive Stock Option Plan and the 1999 and 1997 Stock Option Plans.

Mitotix, Inc. 1996 Equity Incentive Plan

In connection with the acquisition of Mitotix, we assumed the outstanding stock options under the Mitotix, Inc. 1996 Equity Incentive Plan. The former employees, officers, directors and consultants of Mitotix were eligible to participate in the plan. The plan was terminated as of February 24, 2000, and the optionees are now eligible to participate in our equity plans. As of December 31, 2004, stock options to purchase 51,731 of our ordinary shares were issued and outstanding under the Mitotix, Inc. 1996 Equity Incentive Plan. Ordinary shares underlying the assumed stock options will be created out of authorized capital which our shareholders approved on May 3, 2000 (see the discussion entitled “Description of Share Capital—Authorized Capital—Authorized Capital I” contained in our Form F-1 filed June 9, 2004).

2004, 2003 and 2002 Convertible Bond Programs

On August 31, 2004, on May 21, 2003, and on June 11, 2002, respectively, our shareholders approved the implementation of the 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program. Under these programs, members of our Management Board, members of the management bodies and other employees with management functions of our affiliates and, with the exception of the 2004 Convertible Bond Program, consultants are eligible to acquire our ordinary shares pursuant to convertible bonds, with a nominal value €1.00 per convertible bond. The August 31, 2004 annual general meeting of GPC Biotech approved the creation of conditional capital in the amount of up to €950,000 to cover the convertible bonds to be issued pursuant to the 2004 Convertible Bond Program, subject to adjustment upon changes to our capitalization. The May 21, 2003 annual general meeting of GPC Biotech approved the creation of conditional capitals in the amount of up to €200,000, to cover the convertible bonds to be issued pursuant to the 2003 Convertible Bond Program, and the June 11, 2002 annual general meeting of GPC Biotech approved the creation of a conditional capital in the amount of up to €500,000 to cover the convertible bonds to be issued pursuant to the 2002 Convertible Bond Program, in each case subject to adjustment upon changes to our capitalization. The Management Board, together with the Supervisory Board, and, to the extent that our Management Board is concerned, the Supervisory Board alone, determines whether the ordinary shares underlying the convertible bonds will be made available from these conditional capitals or from a program to repurchase our ordinary shares. As of December 31, 2004, there were 1,635,000 ordinary shares subject to outstanding convertible bonds under the programs and 15,000 additional grants may be made under the 2004 Convertible Bond Program. As of December 31, 2004, no holder of convertible bonds has exercised his or her conversion rights.

The Management Board, and to the extent that our Management Board is concerned, the Supervisory Board, selects the eligible persons to whom convertible bonds will be offered and determines the amounts, vesting periods and other relevant terms (including acceleration provisions) of the convertible bonds.

Convertible bonds issued pursuant to the 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program may be exercised by the bondholder, after expiry of the two-year waiting period from the date of issuance, to obtain one ordinary share for each convertible bond upon payment of the conversion price and bear interest at 3.5 percent per annum starting from the date of issuance. The convertible bonds may be offered to the eligible persons for subscription within the last 15 working days of each calendar month. The time to maturity of the convertible bonds is ten years from the date of issuance, after which the convertible bonds lapse without compensation to the bondholder (other than repayment of the nominal amount of the convertible bond plus accrued interest). Convertible bonds are generally not transferable during the life of the bondholder, except to a credit institution specified by GPC Biotech following the expiration of the two-year waiting period or of the cancellation period described below.

Under the 2004 Convertible Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program, ordinary shares issued upon exercise of a convertible bond—provided that they are issued before the beginning of our annual general meeting that resolves on the allocation of retained earnings—are entitled to dividends from the beginning of the previous fiscal year. In the event that the ordinary shares are issued after our general meeting, such ordinary shares are entitled to dividends in the fiscal year in which they were issued.

Convertible bonds issued under the 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program generally vest and become uncancellable in one-quarter installments on each of the first four anniversaries of the date of issuance. A convertible bond may not be exercised until the occurrence of each of the following events: (i) satisfaction of a two-year waiting requirement (measured from the date of issuance); (ii) vesting; and (iii) the achievement of a share price performance goal on the date of exercise. Convertible bonds issued pursuant to the 2004 Convertible Bond Program, however, may not be exercised unless the price of our shares develops better than a reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange, during the four weeks prior to the date of exercise. With respect to convertible bonds issued pursuant to the 2003 Convertible Bond Program, the price of our ordinary shares on the Frankfurt Stock Exchange on the date of exercise exceeds the share price on May 21, 2003 by 100 percent. With respect to convertible bonds issued pursuant to the 2002 Convertible Bond Program, the price of our ordinary shares on the Frankfurt Stock Exchange must exceed the exercise price of the convertible bonds on five successive trading days within one month prior to exercise by a certain percentage (which percentage is ten percent for the first year after the expiration of the two-year waiting period and is increased by five percent for each year thereafter). In addition, pursuant to the 2004 Convertible Bond Program, 2003 Convertible Bond Program and the 2002 Convertible Bond Program, a convertible bond may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statement, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Notwithstanding the foregoing, convertible bonds may not be exercised following the expiration of their respective terms, which under the plans cannot exceed ten years from the date of grant. The convertible bonds are generally not transferable during the life of the bondholder, but are inheritable upon the death of the bondholder.

In the event of the termination of service of a bondholder, the unvested portion of a convertible bond may be cancelled without compensation (other than repayment of the nominal amount of the convertible bond plus accrued interest), and the vested portion is generally cancelled 12 months after the termination of service. In addition, GPC Biotech has the right to cancel a bondholder’s convertible bonds in the event insolvency proceedings are instituted against the assets of such bondholder or the convertible bonds are attached by a creditor of such bondholder for more than six months. A bondholder may cancel his or her convertible bonds with three months’ notice at the end of a quarter.

In the event of our merger with and into another company, our reorganization, a change in the nominal value of our ordinary bearer shares or similar changes to our capitalization or corporate structure, the convertible bonds will be replaced by the right to purchase, at the base price, an equivalent number, respectively, of ordinary shares, equity interests or other interests in GPC Biotech or the successor corporation, the value of which corresponds to the market value of the ordinary shares on the date on which such event occurred.

Supervisory Board Practices

Decisions are generally made by the Supervisory Board as a whole. The meeting agendas of the Supervisory Board are determined by the Chairman of the Supervisory Board. The other members of the Supervisory Board receive in advance of Supervisory Board meetings materials allowing them to prepare for the handling of the items on the agenda. Furthermore, the Supervisory Board conducts an annual self-evaluation of the effectiveness of its performance as a whole.

To assist the Supervisory Board in carrying out its duties, the following committees have been created in accordance with our Articles of Association and the internal rules of procedure of the Supervisory Board, the Finance Committee, the Compensation Committee, the Corporate Governance and Nominations Committee and the Audit Committee (the “Board Committees”). The Board Committees may, to the extent legally possible, additionally be charged with decision-making powers. Pursuant to the Company’s Corporate Governance Principles, the granting of loans to members of our Supervisory Board is not permitted. The entering into by GPC Biotech of advisory contracts or service agreements with members of our Supervisory Board, pursuant to Section 114 of the German Stock Corporation Act, requires the approval of the Supervisory Board as a whole. The Supervisory Board may, in its own discretion, establish, permanently or temporarily, other committees and charge them with decision-making power.

Finance Committee.    The current members of the Finance Committee are Dr. Prabhavathi Fernandes (Chairman), Michael Lytton and Dr. Jürgen Drews. The Finance Committee oversees the preparation of the annual general meeting as well as the execution of major transactions approved by the Supervisory Board as a whole, such as mergers and acquisitions, divestitures, and financing transactions.

Compensation Committee.    The current members of the Compensation Committee are Dr. Jürgen Drews (Chairman), Michael Lytton and Peter Preuss. The Compensation Committee reviews and approves our compensation policies and programs, including stock option programs and similar incentive-based compensation. It is responsible for reviewing and approving the compensation paid to the members of our Management Board and oversees ongoing personnel matters of the members of the Management Board, including their membership on boards of other companies.

Corporate Governance & Nominations Committee.    The current members of the Corporate Governance & Nominations Committee are Peter Preuss (Chairman), Dr. Metin Colpan and James Frates. The Corporate Governance & Nominations Committee assists the Supervisory Board with regard to the identification and appointment of candidates for the Management Board and the Supervisory Board. In addition, this Committee monitors the Company’s compliance with its Corporate Governance Principles and other applicable rules, regulations and law related to corporate governance.

Audit Committee.    The current members of our Audit Committee are James Frates (Chairman), Dr. Metin Colpan and Michael Lytton. The Supervisory Board has assured itself that the members of the Audit Committee have sufficient experience and ability in finance and matters of compliance to satisfy applicable legal and listing requirements, including the requirements of Nasdaq and the U.S. Securities and Exchange Commission, and to enable them to adequately discharge their responsibilities. In addition, the Supervisory Board has determined that all current members of the Audit Committee satisfy the independence requirements of Nasdaq.

Our Audit Committee is directly responsible for:

•	accounting and risk management matters;

•	ensuring the independence of our external auditors;

•	the external audit scope and the engagement of our external auditors as elected by our shareholders in annual general meetings; and

•	the determination of specific key aspects of the external audit and the compensation of our external auditors.

Employees

As of December 31, 2004, we had 171 employees worldwide, compared to 181 as of December 31, 2003, a decrease of 6%. As of December 31, 2004, 44% of our employees were based in Munich, Germany and 56% were based in our Waltham, Massachusetts and Princeton, New Jersey facilities. Of our 171 employees at December 31, 2004, 123 are engaged in research and development activities and 48 are involved in general administration. None of our employees are covered by labor unions or covered by a collective bargaining agreement, nor have we experienced any work stoppages at our sites in the past. We believe that we have good relations with our employees. We draw on a pool of consultants from time to time for advice on certain matters in which we have not developed internal expertise.

The following tables show the breakdown of the total year-end and average numbers of our workforce by main category of activity and geographic area for the past three years.

As of December 31, 2004	Research & Development	General & Administration	Total
Germany	52	24	76
United States	71	24	95

As of December 31, 2003
Germany	64.5	21.5	86
United States	71	24	95

As of December 31, 2002
Germany	74	25	99
United States	83	26	109

Average during the year ended December 31, 2004
Germany	69.5	25.25	94.75
United States	48	23	71

Average during the year ended December 31, 2003
Germany	67.25	22	89.75
United States	83	25.83	108.83

Average during the year ended December 31, 2002
Germany	72.42	23.42	95.82
United States	71.58	24.92	96.50

We consider the developments in the numbers of employees in our various departments and geographic regions to be in line with our expectations for growth. We implemented a reduction in our workforce in October 2003. This involved a reduction in research capabilities not in line with our increased focus on oncology drug discovery and development. Forty-two employees were affected, primarily in Munich and Waltham.

In March 2005, we announced the acquisition of material assets of Axxima Pharmaceuticals AG. We hired 40 employees of Axxima in connection with this acquisition.

None of our employees work under any collective bargaining agreements and we have no relations with any labor unions.

Share Ownership by Members of Our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Supervisory Board as of December 31, 2004, based on an aggregate of 28,741,194 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price (€)	Expiration Date
Jürgen Drews, M.D., Ph.D.	28,800	*	12,500 convertible bonds	9.55	10/9/2006
			12,500 convertible bonds	5.77	5/30/2008
			10,000 options	17.89	05/04/2010
Michael Lytton, J.D.	—	—	7,500 convertible bonds	9.55	10/9/2006
			31,500 convertible bonds	5.77	5/30/2008
			10,000 options	16.38	03/13/2011
Metin Colpan, Ph.D.	14,400	*	5,000 convertible bonds	9.55	10/9/2006
			10,000 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/4/2010
Prabhavathi B. Fernandes, Ph.D.	—	—	10,000 convertible bonds	5.77	5/30/2008
Peter Preuss	80,000	*	7,500 convertible bonds	9.55	10/9/2006
			22,500 convertible bonds	5.77	5/30/2008
James Frates	1,000	*
Total	124,200	*	119,000 convertible bonds
			30,000 options

*	Less than one percent of class.

Management Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Management Board as of December 31, 2004, based on an aggregate of 28,741,194 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price (€)	Final Exercise Date
Bernd R. Seizinger, M.D., Ph.D.(1)	—	—	148,480 options	1.16	11/11/2008
			49,490 options	1.16	1/08/2009
			111,360 options	3.98	9/30/2009
			99,000 options	6.62	3/31/2010
			300,000 options	17.89	5/04/2010
			90,000 options	9.69	8/31/2011
			125,000 convertible bonds	4.36	8/31/2012
			18,925 convertible bonds	4.87	5/20/2013
			56,075 convertible bonds	4.96	5/21/2013
			400,000 convertible bonds	10.90	9/30/2014
			300,000 options	9.33	8/31/2014
Elmar Maier, Ph.D.(2)	266,000	*	69,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			50,000 options	9.69	8/31/2011
			50,000 options	5.24	7/31/2012
			65,000 convertible bonds	4.36	8/31/2012
			9,084 convertible bonds	4.87	5/20/2013
			26,916 convertible bonds	4.96	5/21/2013
			90,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price (€)	Final Exercise Date
Sebastian Meier-Ewert, Ph.D.	333,200	1.16	69,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			60,000 options	9.69	8/31/2011
			50,000 options	5.24	7/31/2012
			85,000 convertible bonds	2.70	1/31/2013
			34,019 convertible bonds	4.96	5/21/2013
			11,481 convertible bonds	4.87	5/20/2013
			100,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014
Mirko Scherer, Ph.D.(3)	24,000	*	69,000 options	6.62	3/31/2010
			90,000 options	17.89	5/04/2010
			50,000 options	13.34	3/30/2011
			50,000 options	9.69	8/31/2011
			25,000 convertible bonds	4.36	8/31/2012
			40,000 convertible bonds	2.70	1/31/2013
			9,084 convertible bonds	4.87	5/20/2013
			26,916 convertible bonds	4.96	5/21/2013
			100,000 convertible bonds	9.33	8/31/2014
			100,000 options	9.33	8/31/2014
Total	623,200	2.17	2,045,330 options
			1,222,500 convertible bonds

*	Less than one percent of class.
(1)	Dr. Seizinger transferred a total of 705,280 stock options initially granted to him in 1998 and 1999 to a financial institution in connection with cash settled share option agreements dated July and December 2001, respectively. Upon any exercise by him of the options granted in the agreement of July 2001, Dr. Seizinger will receive cash, not shares, from the financial institution. On any exercise by him of the options in the agreement of December 2001, Dr. Seizinger will, provided that he has paid to the financial institution the amounts required by the agreement and that certain other conditions are satisfied, be entitled to receive cash, not shares, from the financial institution. Of the 705,280 options, a total of 395,950 were exercised by the financial institution in July 2001. In 2004, Dr. Seizinger exercised 120,000 of these options, which are not included in this table.
(2)	Dr. Maier transferred 12,000 stock options not included in the amount listed in this table to family members. Additionally, the amount of ordinary shares held by Dr. Maier listed in this table does not include 66,266 ordinary shares held by family members.
(3)	In July 2001, Dr. Scherer transferred 96,000 ordinary bearer shares to a financial institution in connection with a cash settled share option agreement. On any exercise of his option under this agreement, Dr. Scherer will receive cash, not shares, from the financial institution. In 2004, Dr. Scherer exercised 30,000 of these options, which are not included in this table. This table also does not include 3,770 shares held by family members of Dr. Scherer.

As of December 31, 2004, the members of our Management Board held an aggregate of 623,200 shares of GPC Biotech, while the members of our Supervisory Board held an aggregate of 124,200 shares. The aggregate amount of our shares owned by current Management Board and Supervisory Board members amounts to approximately 2.60% of our outstanding share capital. Of this amount, Dr. Elmar Maier held 266,000 shares, amounting to 0.931% of our share capital, Dr. Sebastian Meier-Ewert held 333,200 shares, amounting to 1.16% of our share capital, Dr. Mirko Scherer held 24,000 shares, amounting to 0.08% of our share capital, Dr. Metin Colpan held 14,400 shares, amounting to 0.05% of our share capital, Dr. Jürgen Drews held 28,800 shares, amounting to 0.10% of our share capital, Peter Preuss held 80,000 shares, amounting to 0.28% of our share capital and James M. Frates held 1,000 shares amounting to under 0.01%.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following tables set forth certain information regarding the ownership of our share capital as of December 31, 2004, of our principal shareholders.

As of December 31, 2004, a total 28,741,194 shares were outstanding, with 28,741,194 voting rights. The voting rights of our principal shareholders do not differ from the voting rights of any other shareholders. Ownership of the stock and voting rights was as follows, according to the information available to us on the basis of notifications according to the German Securities Trading Act (WpHG).

	December 31, 2004
Shareholder	Number of shares	% of share capital	% of voting rights
Management Board and Supervisory Board as a group	747,400	2.60	2.60
ALTANA Technology Projects GmbH(1)	2,360,000	8.21	8.21
Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH (2)	not available	at least 5.0	at least 5.0
DWS Investment GmbH(3)	not available	at least 5.0	at least 5.0
ROI Verwaltungsgesellschaft mbH(4)	not available	at least 5.0	at least 5.0

(1)	Voting rights of ALTANA Technology Projects GmbH are attributed to ALTANA Pharma AG and Susanne Klatten.
(2)	On July 30, 2004, Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH notified us that it owned 5.56% of our share capital. Since then, we have not received any notice that Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH owns less than 5% of our share capital.
(3)	On July 5, 2004, DWS Investment GmbH notified us that it owned 7.21% of our share capital. Since then, we have not received any notice that DWS Investment GmbH owns less than 5% of our share capital. The voting rights of DWS Investment GmbH are attributed to Deutsche Bank AG.
(4)	On November 15, 2004, ROI Verwaltungsgesellschaft mbH notified us that it owned 5.2% of our share capital. Since then, we have not received any notice that ROI Verwaltungsgesellschaft mbH owns less than 5% of our share capital. The voting rights of ROI Verwaltungsgesellschaft mbH are attributed to Roland Oetker.

To the knowledge of our management, no other shareholder owns directly or indirectly more than five percent of our equity or voting rights. Under German law, shareholders in a public company are required to notify the company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the number of shares they own when their percentage ownership reaches, exceeds or falls below certain threshold levels. German law does not require a shareholder to update this information unless it again reaches, exceeds or falls below a notification threshold. As a result, we cannot be certain whether the number of shares owned by the shareholders listed above is accurate.

Changes in Principal Shareholders During the Past Three Fiscal Years

On April 1, 2002, BB Bioventures LP notified GPC Biotech that its shareholdings amounted to 12.16% of GPC Biotech’s voting shares.

On May 8, 2003, BB Bioventures LP notified GPC Biotech that its shareholdings amounted to 9.91% of GPC Biotech’s voting shares.

On May 27, 2003, BB Bioventures LP notified GPC Biotech that its shareholdings amounted to 4.81% of GPC Biotech’s voting shares.

On February 19, 2004, ROI Verwaltungsgesellschaft mbH notified GPC Biotech that its shareholdings amounted to 5.00% of GPC Biotech’s voting shares. The shareholdings are attributed to Roland Oetker.

On July 5, 2004, DWS Investment GmbH notified GPC Biotech that its shareholdings amounted to 7.21% of GPC Biotech’s voting shares. The shareholdings are attributed to Deutsche Bank AG.

On July 30, 2004, Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH notified GPC Biotech that its shareholdings amounted to 5.56% of GPC Biotech’s voting shares.

On August 11, 2004, ROI Verwaltungsgesellschaft mbH notified GPC Biotech that its shareholdings amounted to 4.40% of GPC Biotech’s voting shares. The shareholdings are attributed to Roland Oetker.

On November 15, 2004, ROI Verwaltungsgesellschaft mbH notified GPC Biotech that its shareholdings amounted to 5.20% of GPC Biotech’s voting shares. The shareholdings are attributed to Roland Oetker.

Related Party Transactions

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe the principal transactions entered into since 2001 below.

In November 2001, we formed a strategic alliance with ALTANA Pharma AG in connection with the establishment by ALTANA Pharma of the ALTANA Research Institute, ALTANA Pharma’s U.S. research operation based in Waltham, Massachusetts. This alliance encompasses a technology transfer component as well as research collaboration. Pursuant to the agreement with ALTANA Pharma, we are assisting ALTANA Pharma with the ALTANA Research Institute through the transfer of certain of our genomic and proteomic technologies to the ALTANA Research Institute. Effective January 2003, we entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™ to ALTANA Pharma. We are entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding under these agreements. Under each of these agreements, ALTANA Pharma is also obligated to make certain milestone payments totaling approximately $15 million (subject to reduction in certain circumstances) to us in connection with the development and commercialization of each product resulting from the research collaborations.

ALTANA Pharma is our largest customer, accounting for approximately 99% of our total revenues in 2004, 94% of our total revenues in 2003, and 81% of our total revenues in 2002. Our collaboration agreement with ALTANA Pharma terminates in June 2007. As of December 31, 2004, an affiliate of ALTANA Pharma owned 8.21% of our outstanding share capital.

In addition, Dr. Seizinger, our President and Chief Executive Officer, is a member of the Supervisory Board of ALTANA Pharma AG, which is a subsidiary of ALTANA AG.

Dr. Drews, the Chairman of our Supervisory Board, is also the Vice Chairman of the supervisory board of MorphoSys AG. Additionally, Dr. Metin Colpan, a member of our Supervisory Board, is also a member of the supervisory board of MorphoSys AG. In April 1999, we entered into a collaboration and license agreement with MorphoSys. Since the initiation of the collaboration, MorphoSys has identified more than a dozen antibodies, from which we selected our product candidate known as 1D09C3. MorphoSys is entitled to milestone payments upon the occurrence of specified events in the development and commercialization of antibody product candidates resulting from the collaboration. If all milestones were achieved, these milestone payments would total approximately €10 million. MorphoSys is also entitled to receive royalties on net sales of any of these antibody products by us. If we enter into an agreement with a partner for the commercialization of any of these antibody products, we would be obligated to pay MorphoSys a percentage of sublicense fees, milestone payments and royalties. During 2004, we made two milestone payments to MorphoSys totaling €869,000.

Mr. Preuss, a member of our Supervisory Board, is also a Regent of the University of California. In February 2004, we entered into a research agreement with The Regents of the University of California as sponsor of a research project entitled “Characterization of JM-118 Resistance”. We supported this research project in 2004 by a grant of $100,005.

Loans Extended and Guarantees Provided

Under the provisions of the U.S. Sarbanes-Oxley Act enacted in July 2002 and our Corporate Governance Principles, no new loans or guarantees may be extended or provided to the members of our Management Board or the members of the Supervisory Board. In December 1998 and January and September 1999, we made loans in an aggregate amount of approximately €86,000 to Dr. Seizinger, our Chief Executive Officer. Each of these loans had a five-year term and bears interest at the rate of 6 percent per annum. For so long as Dr. Seizinger serves as the Chairman of our Management Board, principal and accumulated interest of the loans are forgiven in equal installments over the term of the respective loan. As of December 31, 2003 and January 31, 2004, respectively, the loans granted to Dr. Seizinger in December 1998 and January 1999 had been forgiven in full. On March 15, 2004, Dr. Seizinger made a payment to the Company in the amount of €6,783.21 in full repayment of all principal and accrued interest outstanding under the loan granted to Dr. Seizinger in September 1999.

Furthermore, in July 2001, our U.S. subsidiary made a loan in the aggregate amount of $200,000 to Dr. Kley, our Vice President Research Waltham. The loan terms were amended in July 2003. The amended loan has a four-year term and bears interest at the rate of 5.5 percent per annum. For so long as Dr. Kley remains employed by our U.S. subsidiary, principal and accumulated interest of the loan is forgiven in equal installments over the term of the loan. The loan agreement additionally provides that the loan will be forgiven in full in specific circumstances following a change in control of GPC Biotech.

In July 2002, we made a loan in the aggregate amount of €100,000 to Dr. Scherer, our Chief Financial Officer. This loan had a five-year term and bore interest at the rate of 6 percent per annum. Following partial repayment of this loan in fiscal year 2003, Dr. Scherer repaid the remaining principal and accrued interest of this loan in full on March 4, 2004.

All of these loans were made for personal financial purposes.

The aggregate outstanding balance of the loans, including accrued interest, to Dr. Seizinger and Dr. Scherer as of December 31, 2004 was zero. The aggregate outstanding balance of the loan, including accrued interest, to Dr. Kley as of December 31, 2004 was approximately $150,000.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements”

Legal Proceedings

We are not currently, and since January 1, 2003, have not been a party to any material legal proceedings.

Dividend Policy and Liquidation Process

We have never paid any dividends on our ordinary bearer shares. Under German corporate law, we currently have no ability to pay dividends because of our past losses. We do not expect to have any annual net income in the foreseeable future. If we were to earn annual net income, we currently plan to retain such annual net income for the foreseeable future to finance business development and internal growth. We therefore do not anticipate to pay dividends in the foreseeable future.

Under German law, GPC Biotech may pay dividends only from retained earnings (Bilanzgewinn) reflected in its unconsolidated financial statements (as opposed to the consolidated financial statements for GPC Biotech and its subsidiary) prepared in accordance with the principles set forth in the German Commercial Code (Handelsgesetzbuch) and as adopted and approved by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat). In determining the retained earnings that may be distributed as dividends, under German law, the Management Board may allocate to earnings reserves (Gewinnrücklagen) up to 50% of GPC Biotech’s remaining net income for the fiscal year after deducting amounts to be allocated to legal and statutory reserves and losses carried forward. The Management Board may also increase retained earnings when preparing the financial statements with funds withdrawn from earnings reserves.

Our shareholders, in their resolution on the appropriation of retained earnings, may carry forward distributable retained earnings in part or in full and may allocate additional amounts to earnings reserves. Profits carried forward will be automatically incorporated in the retained earnings of the next fiscal year. Amounts allocated to the earnings reserves are available for dividends only if and to the extent the earnings reserves have been dissolved by the Management Board when preparing the financial statements, thereby increasing the retained earnings.

Our shareholders may declare dividends at an ordinary general shareholders’ meeting, which must be held within the first eight months of each fiscal year. Dividends approved at an ordinary general shareholders’ meeting are payable promptly after the meeting, unless otherwise decided at the meeting. Because all of our shares are in book-entry form represented by one or more global certificates deposited with Clearstream Banking AG in Frankfurt am Main, Germany, shareholders would receive dividends through Clearstream Frankfurt for credit to their deposit accounts.

Apart from liquidation as a result of insolvency proceedings, GPC Biotech may be liquidated only with a majority of three-quarters of the share capital present or represented at a shareholders’ meeting at which the vote is taken. In accordance with the German Stock Corporation Act (Aktiengesetz), upon a liquidation of GPC Biotech, any liquidation proceeds remaining after paying off all of GPC Biotech’s liabilities would be distributed among the shareholders in proportion to the number of shares held by each shareholder. Dividends are subject to German withholding tax. See “German Taxation—Withholding Tax”.

Form, Certification and Transferability of the Shares

The form and contents of our share certificates, dividend and renewal coupons are determined by our Management Board with the consent of our Supervisory Board. We may combine individual shares into share certificates that represent multiple shares (global shares, global certificates). Shareholders have no right to receive individual share certificates and all shares are represented by one or more global bearer share certificates.

All of our outstanding shares are bearer shares. If a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be bearer shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase in deviation from § 60(2)(3) of the German Stock Corporation Act.

Our shares are freely transferable, with the transfer of ownership governed by the rules of the relevant clearing system.

Significant Changes

On March 2, 2005, we acquired material assets of Axxima Pharmaceuticals AG (“Axxima”), a kinase drug discovery firm based in Munich, Germany. Axxima filed for insolvency in December 2004 and its assets were transferred to a newly formed holding company. GPC Biotech purchased all of the outstanding shares of the holding company by issuing approximately 1.3 million new shares, representing approximately 4.6% of our outstanding shares at the time of the transaction, at a price of €10.47. The assets of the holding company included net €8.7 million in cash along with Axxima’s patents, patent applications and know-how as well as early-stage drug discovery programs in the areas of cancer. The liabilities of Axxima were not transferred to the holding company unless expressly assumed in the asset purchase agreement. GPC Biotech also hired forty employees from Axxima.

The shares issued by GPC Biotech for the purchase of the holding company were from authorized capital (“genehmigtes Kapital”). The share price for the acquisition of €10.47 was derived from the average closing prices of GPC Biotech shares for the last 30 trading days on the Frankfurt Stock Exchange Xetra trading system prior to March 2, 2005, the effective date of the acquisition. This price represented a premium of 8.6% to the closing price on March 1, 2005. The transaction increased the number of outstanding shares of GPC Biotech stock by approximately 4.6%. The newly issued shares are subject to a minimum six-month lock-up period, which began on March 2, 2005.

On February 1, 2005, GPC Biotech announced the initiation of an open-label, Phase 1 clinical trial evaluating 1D09C3, a monoclonal antibody that is our second most advanced product candidate, in patients with relapsed or refractory B-cell lymphomas who have failed prior standard therapy.

Item 9. The Offer and Listing.

Plan of distribution

Not applicable.

Trading Markets

Our shares are currently traded on the Frankfurt Stock Exchange under the symbol “GPC”. Our shares also are traded on the Nasdaq National Market under the symbol “GPCB”. Furthermore, shares are included in the German TecDAX index, which includes certain large companies in the technology segment of the Frankfurt Stock Exchange.

The table below sets forth, for the periods indicated, the high and low closing prices of our shares and ADSs as reported by the Frankfurt Stock Exchange Xetra trading system and Nasdaq, in euros and U.S. dollars, respectively:

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2000	—		—	70.00		22.78
2001	—		—	30.50		7.50
2002	—		—	13.47		2.17
2003	—		—	9.25		2.57
2004	16.00		10.32	16.36		8.07

Year
2003
January through March	—		—	3.15		2.57
April through June	—		—	5.98		2.91
July through September	—		—	7.98		4.32
October through December	—		—	9.25		7.52

Year
2004
January through March	—		—	16.36		8.07
April through June	—		—	14.13		10.68
July through September	14.52		10.32	12.05		8.52
October through December	16.00		12.36	11.92		9.80

Year
2005
January through February	15.84		12.55	11.90		9.78

Month
September 2004	14.40		12.80	11.75		10.55
October 2004	13.84		12.36	11.30		9.80
November 2004	16.00		12.65	11.92		9.99
December 2004	15.90		14.21	11.76		10.53
January 2005	15.84		14.00	11.90		10.75
February 2005	14.33		12.55	11.09		9.78
March 1 through March 21, 2005	13.60		12.15	10.10		9.07

On March 21, 2005, the closing price of our shares on the Frankfurt Stock Exchange Xetra trading system was €9.25 and the closing price of our ADSs on Nasdaq was $12.40.

Item 10. Additional Information.

For further information regarding the Company’s Articles of Association, please refer to Exhibit 1 to this annual report as well as our Form F-1 (No. 333-116303) filed on June 9, 2004.

Material Contracts

Spectrum Pharmaceuticals

In September 2002, we entered into a license agreement with Spectrum Pharmaceuticals, Inc. (formerly known as Neotherapeutics, Inc.), under which we received an exclusive license, with the right to grant sublicenses, for the commercialization of satraplatin in the field of treating cancer in humans. This license includes a sublicense of all patent rights and other rights previously licensed to Spectrum Pharmaceuticals by Johnson Matthey plc, the company that invented satraplatin. In the event that the license agreement between Spectrum Pharmaceuticals and Johnson Matthey is terminated, Johnson Matthey has agreed with Spectrum Pharmaceuticals that our sublicense will be automatically assigned to Johnson Matthey, which will receive all rights and have all obligations currently held by Spectrum Pharmaceuticals. However, we have limited ability to enforce directly any Spectrum Pharmaceuticals rights or Johnson Matthey’s obligations in their agreement.

Under the agreement with Spectrum Pharmaceuticals, we made an upfront payment to Spectrum Pharmaceuticals of $2.0 million in 2002 and a further payment of $2.0 million in September 2003 upon the first dosing of the first patient in the first registrational clinical trial of satraplatin. Of the 2003 payment, $1.0 million was made in the form of an equity investment by us in Spectrum Pharmaceuticals common stock (representing approximately 1% of Spectrum Pharmaceuticals’ outstanding common stock as of December 31, 2004). In addition, we are obligated to make milestone payments to Spectrum Pharmaceuticals upon the occurrence of specific events in the development of satraplatin beginning with the acceptance by the FDA of an NDA for satraplatin. These milestone payments would total up to $18 million if all milestones were to be achieved. We also have established a joint development committee, comprised of three representatives from each company, responsible for the planning and oversight of the development of satraplatin. The chairperson of the committee, a representative of GPC Biotech, has a tie-breaking vote in the event the committee cannot reach a unanimous decision.

If we market and sell satraplatin ourselves, Spectrum Pharmaceuticals will receive royalties on our net sales of products, commencing on the date of first commercial sale and running until the expiration of the last-to-expire valid claim of a licensed patent or patent application. In the event we decide to market satraplatin without a partner in the United States, Spectrum Pharmaceuticals will also have the right to elect to co-promote the product with us on terms to be negotiated. Spectrum Pharmaceuticals is also entitled to receive a share of sublicense fees and royalties received by us if we enter into a marketing arrangement with another company. The term of the agreement ends with the expiration of our obligation to pay Spectrum Pharmaceuticals royalties on sales of products although some obligations, such as provisions relating to confidentiality and indemnification, survive termination. In addition, the agreement may be terminated earlier by either party, based upon material breach or the commencement of bankruptcy or insolvency proceedings involving the other, or by us upon six months’ notice to Spectrum Pharmaceuticals.

ALTANA Pharma

In 2001, we entered into an agreement with ALTANA Pharma, which is our most significant technology collaboration to date. Under this contract, we are assisting ALTANA Pharma through mid-2007 with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Effective January 2003, we have also licensed LeadCode™ to ALTANA Pharma under a separate agreement. We are entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding over the term of the agreements. This alliance encompasses a technology transfer component as well as a research collaboration. Pursuant to the technology transfer component of the agreement, we agreed to transfer certain of our genomic and proteomic technologies to ALTANA Pharma for use by the ALTANA Research Institute. Under the terms of the agreement, we have granted ALTANA Pharma a non-exclusive license, with limited sublicense rights, to utilize these technologies and any improvements to these technologies in its research and development activities. Improvements made to our technologies by either party are owned by us.

The alliance also includes a research collaboration to identify and validate targets in various disease areas. Subject to the payment of exclusivity fees by ALTANA Pharma, we have granted ALTANA Pharma an exclusive license, with the right to grant sublicenses, to perform research on drug targets discovered in the collaboration, as selected by ALTANA Pharma, and to commercialize any products resulting from the use of these drug targets. We retain our intellectual property rights to any drug targets not selected by ALTANA Pharma. Under certain circumstances, rights to drug targets selected by ALTANA Pharma revert to us. The duration of the portion of the agreement pursuant to which we assist ALTANA Pharma with the ALTANA Research Institute runs through June 2007, while the term of the research collaboration is through April 2005.

Effective January 2003, we entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™. We are entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding over the term of the collaboration and license agreement and the Lead Code collaboration agreement. ALTANA Pharma is also obligated to make certain milestone payments totaling approximately $15 million (subject to reduction in certain circumstances) to us in connection with the development and commercialization of each product resulting from the research collaborations. For any of these products that receive regulatory approval and are marketed by ALTANA Pharma, we will also be entitled to royalties on net sales of such products. ALTANA’s obligation to pay royalties to us expires on a country-by-country basis on the later of the date of expiration of the last-to-expire patent having certain valid claims covering a particular product and the date that is ten years from the date of the first commercial sale of such product. These agreements terminate with the expiration of ALTANA Pharma’s obligation to pay us royalties. The agreement can be terminated earlier by either us or ALTANA Pharma in the case of material breach, by the other party, a change of control of GPC Biotech or the bankruptcy, insolvency, dissolution or winding up of either party.

Under the collaboration and license agreement, ALTANA Pharma may negotiate with us for additional non-exclusive licenses to our technology from time to time. We granted a non-exclusive license to ALTANA Pharma with respect to our MaRX technology effective in June 2002. In addition, as of December 31, 2004, we have subleased to ALTANA Pharma 23,500 square feet of space in our facilities in Waltham, Massachusetts for the ALTANA Research Institute. The term of this sublease runs until June 30, 2007, with an option for ALTANA Pharma to extend the term for one year.

Prior to the current ALTANA Pharma alliance, we entered into two collaborations with ALTANA Pharma in the fields of oncology and infectious disease. These collaborations have been successfully concluded, and we are entitled to milestone payments and royalties on products that may be derived from these collaborations.

On December 31, 2004, an affiliate of ALTANA AG, ALTANA Technology Projects GmbH, owned 2,360,000 of our ordinary shares representing 8.21% of our outstanding shares at that time.

MorphoSys

In April 1999, we entered into a collaboration and license agreement with MorphoSys AG, under which we collaborated with MorphoSys in the discovery and generation of monoclonal antibodies directed at specified targets. MorphoSys identified these antibodies using its proprietary HuCAL®

technology. MorphoSys has granted us exclusive rights, with the right to grant sublicenses, to develop and commercialize antibody product candidates resulting from the collaboration in a field that includes human therapeutic use. Our license agreement with MorphoSys includes a number of sublicenses related to enabling technologies. Since the initiation of the collaboration, MorphoSys has identified more than a dozen antibodies, from which we selected our product candidate known as 1D09C3.

The research term of the collaboration expired in February 2001. However, there are milestone payments due to MorphoSys and the licensors of enabling technologies upon the occurrence of specified events in the development and commercialization of licensed products. If all milestones were achieved, these milestone payments would total approximately €10 million. MorphoSys and the licensors of the enabling technologies are also entitled to receive royalties on net sales of products by us. In addition, if we enter into an agreement with a partner for the commercialization of the product, instead of paying the milestones and royalties specified in the agreement, we would be obligated to pay MorphoSys various percentages of sublicense fees, milestone payments and royalties received from such partner. Unless sooner terminated, our obligation to pay MorphoSys and certain third party licensors royalties on sales of a product expires on a country-by-country basis on the later of the last-to-expire licensed patents having a valid claim covering a particular product and a date that is no later than twelve years from the date of the first commercial sale. Either party may terminate the agreement based on material breach or the commencement of bankruptcy or insolvency proceedings involving the other, and we may also terminate the agreement for any reason upon fifteen days notice to MorphoSys. The obligations under certain provisions of the agreement, including provisions relating to confidentiality and ownership of intellectual property, survive termination.

During 2004, we made two milestone payments to MorphoSys totaling €869,000.

Bristol-Myers Squibb

Through our acquisition of Mitotix, Inc. in March 2000, we are party to a research, development and marketing agreement with Bristol-Myers Squibb, as successor to DuPont Pharmaceuticals, in the field of cyclin-dependent kinase inhibitors, of which RGB-286199 is one. Pursuant to an amendment to the agreement in April 2000, the research collaboration was terminated, although various provisions of the agreement including some sublicenses and milestone and royalty obligations remained in effect. We are entitled to milestone payments, totaling $16 million for the first product and totaling $8 million for any subsequent product if all milestones are achieved, and royalties on net sales for any products developed and commercialized by Bristol-Myers Squibb based upon lead compounds identified during the collaboration. Both we and Bristol-Myers Squibb also retain exclusive rights to develop and commercialize certain other selected compounds tested during the collaboration. Each party is obligated to make milestone and royalty payments to the other for any product incorporating any of these selected compounds. Aggregate milestones payable by Bristol-Myers Squibb for any product that incorporates one of these selected compounds are the same as discussed above. For the first product developed and commercialized by us that incorporates one of these selected compounds we would owe Bristol-Myers Squibb milestone payments totaling $19.5 million and totaling approximately $5 million for any subsequent product, in both cases if all milestones are achieved.

In addition, both we and Bristol-Myers Squibb have co-exclusive rights to utilize the intellectual property resulting from the collaboration for the identification, research, development and commercialization of new cyclin-dependent kinase inhibitors. We are each obligated to make royalty payments to the other for any product incorporating a compound independently identified during a specified time period through the use of this co-exclusive intellectual property. In addition, Bristol-Myers Squibb would owe us milestone payments as described above for any product incorporating a compound identified through the use of this intellectual property during the same specified time period. The royalty term expires on a country-by-country basis on the later of the date of expiration of the last-

to-expire licensed patent having a valid claim covering a given product and the date that is ten years from the date of the first commercial sale. Either party may terminate the agreement based on material breach or the commencement of bankruptcy or insolvency proceedings involving the other, and we may also terminate the license to Bristol-Myers Squibb upon six months’ notice for failure to diligently pursue the discovery and development of products. The obligations under certain provisions of the agreement, including provisions relating to confidentiality and non-solicitation of employees, survive termination.

Exchange Controls

In accordance with UN and EU laws and regulations, Germany currently does not restrict capital movements between Germany and other countries except for capital transactions with Iraq, Burma/Myanmar, Zimbabwe and institutions of the Taliban party in Afghanistan, Osama bin Laden and Al Qaida.

For statistical purposes, subject to certain exceptions, each corporation or person domiciled in Germany is required to report to the Deutsche Bundesbank each payment received from or made to a corporation or person not domiciled in Germany in excess of €12,500 (or an equivalent amount in a foreign currency). Moreover, all claims and liabilities of a corporation or person domiciled in Germany against or towards a corporation or person not domiciled in Germany in excess of €5 million (or an equivalent amount in a foreign currency), individually or in the aggregate, are required to be reported to the Deutsche Bundesbank.

Taxation

German Taxation

The following discussion describes certain material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “non-German Holders”. This summary is based on German tax laws and typical tax treaties to which Germany is a party, as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for non-German Holders.

Prospective purchasers of shares or ADSs are urged to consult their tax advisers about the tax consequences of the aquiring, holding, disposal, or other transfer of shares or ADSs and the procedures for obtaining a possible refund of German withholding tax paid.

Taxation of Corporations in Germany

Profits earned by a German resident corporation are generally subject to a corporate income tax at a rate of 25% plus 5.5% solidarity surcharge thereon, amounting to a total of 26.375%. German resident corporations are also subject to profit-related trade tax (Gewerbesteuer) on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). The trade income tax rates range between 15% and 20%. Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income and trade tax purposes.

Dividend distributions received by corporations are generally 95% exempt from corporate income tax. Dividend distributions by a German resident corporation are generally 95% exempt from trade income tax, if the corporation holds, as of the beginning of the relevant assessment period, at least 10% of the share capital of the distributing corporation.

Taxation of Shareholders

Withholding Tax

Dividends are subject to withholding tax at a tax rate of 20% of the gross amount of the dividend. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding tax rate of 21.1%. The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced to 15%. The reduction is granted by way of a refund of the excess of the amount of tax withheld (including the solidarity surcharge) over the applicable treaty rate (in general, 75%). The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Holders

Under the income tax treaty between the United States and Germany (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends for U.S. holders (as defined below in “United States Federal Income Taxation”) that are eligible for the benefits of the Treaty and that hold less than 10% of the voting shares in GPC Biotech. For eligible U.S. holders that hold 10% of the voting shares or more the withholding tax rate is reduced to 5%. The reduction of withholding tax is granted by way of refund as discussed in the preceding paragraph.

Withholding Tax Refund Procedure for U.S. Holders

For shares and ADSs kept in custody with The Depositary Trust Company (“DTC”) in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and the solidarity surcharge thereon. Under this procedure, DTC may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of the holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to DTC, which will pay these amounts to the eligible U.S. holders. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to DTC. Details of this collective procedure are available from DTC.

Alternatively, a newly introduced simplified collective refund procedure based on electronic data exchange (Datenträgerverfahren) may be available. Financial institutions that deal with dividend distributions of GPC Biotech (for example, custodian banks or clearing offices) or GPC Biotech itself may, subject to certain conditions, apply to participate in this procedure at the German Federal Tax Office. Upon acceptance, the participant may electronically file collective refund claims with the German Federal Tax Office.

Individual claims for refund may be made on a special German form, which must be filed with the German Federal Tax Office, Friedhofstrasse 1, 53221 Bonn, Germany. Copies of the required form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. The form can also be downloaded from the following website: www.bff-online.de/. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certifications must include the eligible U.S. holder’s name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with its claim for refund.

Capital Gains

Half of the gains from a disposal of shares or ADSs held by an individual non-German Holder may be subject to German individual income tax, if the individual non-German Holder or, in case of a gratuitous transfer, the legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposal at least 1% of the share capital of GPC Biotech.

Many double tax treaties, however, provide complete exemption from German taxation of gains derived from the disposal of shares or ADSs if and to the extent the shares or ADSs are not held as assets attributable to a permanent establishment in Germany.

Gains from the disposal of shares or ADSs held by a corporate non-German Holder are generally exempt from trade income tax and corporate income tax. If the shareholder or, in case of a gratuitous transfer, the legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposal, at least 1% of the share capital of the corporation, only 95% of the gain from the disposal of the shares or ADSs may be exempt from corporate income tax and the solidarity surcharge. Losses deriving from the disposal of shares or ADSs are not tax-deductible.

Inheritance and Gift Tax

The transfer of shares or ADSs to other persons by way of gift or inheritance is only subject to German inheritance and gift tax, if:

(1)	the testator, donor, heir, donee or any other beneficiary had his domicile or residence in Germany or has not been living abroad as a German citizen for more than five years without having a domicile in Germany; or

(2)	the shares or ADSs belonged to assets attributable to a permanent establishment or a permanent representative of the testator or of the donor in Germany; or

(3)	the testator or donor, either alone or with other closely related persons, held at the time of the inheritance or donation, directly or indirectly at least 10% of the share capital of GPC Biotech.

The few presently applicable inheritance and gift taxation treaties Germany is a party to generally provide that German inheritance or gift tax is levied in case (1) and, with certain restrictions, in case (2) above.

Other German Taxes

Upon the acquisition, sale or other disposal of shares or ADSs, no German stock exchange transfer tax, value added tax, stamp duty or other tax is levied. Under special circumstances it is possible that entrepreneurs elect for a value added tax duty of otherwise value added tax exempt turnovers. Net wealth tax is, at present, not levied in Germany.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is a summary of material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

•	you are the beneficial owner of shares or ADSs;

•	you are either (i) an individual resident or citizen of the United States, (ii) a corporation or any other entity treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	you own our shares or ADSs as capital assets;

•	you own directly or indirectly less than 10% of our outstanding voting stock;

•	you are fully eligible for benefits under the Limitations on Benefits article of the Income Tax Treaty between the United States of America and Germany, signed August 29, 1989 (the “Treaty”); and

•	you are not also a resident of Germany for German tax purposes.

The Treaty benefits discussed below generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares or ADSs.

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date of this annual report. All of the authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to U.S. holders who are subject to special treatment under U.S. federal income tax law, including insurance companies, dealers in stocks or securities, financial institutions, tax-exempt organizations, persons subject to the alternative minimum tax, and persons having a functional currency other than the U.S. dollar.

U.S. holders are urged to consult with their own tax advisors regarding the tax consequences of the ownership and disposition of shares or ADSs, including the effects of federal, state, local, foreign and other tax laws with respect to their particular circumstances.

For U.S. federal income tax purposes, if you own ADSs represented by ADRs, you generally will be treated as the owner of the shares represented by such ADRs.

Dividends

Subject to the passive foreign investment company rules discussed below, if we make any distributions of cash or other property to you, you generally will be required to include in gross income the amount of any distributions (including the amount of any German taxes withheld in respect of such distribution as described above in the German Taxation section), to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce your tax basis in your shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction applicable in some cases to U.S. corporations.

Any dividend paid in Euro, including the amount of any German taxes withheld therefrom, will be includible in your gross income in an amount equal to the U.S. dollar value of the Euro calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Euros are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign source income and will be characterized as “passive income” or, in the case of some U.S. holders, “financial services income” for U.S. foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Subject to limitations, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for German income tax withheld from dividends received in respect of shares or ADSs. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for German income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

“Qualified dividend income” received by non-corporate U.S. holders in taxable years beginning before January 1, 2009 generally will be taxed at a maximum rate of 15% rather than at rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADSs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury Department as a qualifying treaty). Dividends paid by us with respect to the shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes unless we qualify as a PFIC (as discussed below) in which case they would be taxed at the higher rates applicable to other items of ordinary income.

Sale or Exchange of Shares or ADSs

Subject to the passive foreign investment company rules discussed below, upon the sale or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs. Gain or loss upon the disposition of shares or ADSs generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares or ADSs exceeds one year. If you are a non-corporate U.S. holder, any capital gains recognized before January 1, 2009 generally will be subject to U.S. federal income tax at a maximum rate of 15% if you have a holding period greater than one year. The deductibility of capital losses is subject to significant limitations.

The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Status

We currently believe that we will not be treated as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2004. However, because the determination of whether a company is a PFIC must be made annually, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be classified as a PFIC for any particular year.

A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. Whether or not we will be classified as a PFIC in any taxable year is a factual determination and will depend upon our assets, the market value of the share and our activities in each year, and is therefore subject to change.

If we are classified as a PFIC for any taxable year, the so-called “interest charge regime” of Code section 1291 will apply to any U.S. holder of shares or ADSs that does not make a “mark-to-market” election (as described below). Under the interest charge regime, (i) any gain you realize on the sale or other disposition of the shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to you (generally, any distributions to you in respect of the shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by you in the three preceding years, or if shorter, your holding period for the shares or ADSs), will be treated as ordinary income that was earned ratably over each day in your holding period for the shares or ADSs, (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to you, and (iii) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

The interest charge regime would not apply to you if you were eligible for and timely made a valid “qualifying electing fund” election, in which case you would be required to include in income on a current basis your pro rata share of our ordinary income and net capital gains. We do not currently intend to complete the actions necessary for U.S. holders to make a qualifying electing fund election in the event that we are considered a passive foreign investment company for any taxable year.

If we are a PFIC and our shares or ADSs are treated as “marketable securities” under applicable Treasury regulations, you may avoid the interest charge regime by making a valid “mark-to-market” election with respect to the shares or ADSs. If a “mark-to-market” election is made, the electing U.S. holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the shares or ADSs and the holder’s adjusted tax basis in such shares or ADSs at the close of each taxable year, and (ii) if the U.S. holder’s adjusted tax basis in the shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. A U.S. holder’s adjusted basis in the shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of shares or ADSs will generally be ordinary income, or, to the extent of previously included mark-to-market inclusions, ordinary loss. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, cannot be revoked without the consent of the United States Internal Revenue Service unless the shares or ADSs cease to be marketable. Under applicable Treasury regulations, marketable stock includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market. Because our shares are traded on the Frankfurt Stock Exchange and our ADSs will be traded on Nasdaq, we expect the shares and ADSs to be treated as “regularly traded”, and a U.S. Holder should be able to make a mark-to-market election, but no assurance can be given. If we are a PFIC and, in a later year, cease to be a PFIC, a U.S. holder who has made a valid mark-to-market election would not be required to continue to include in income amounts determined under the mark-to-market regime, though the mark-to-market election would remain in effect and would continue to apply if we were treated as a PFIC in a subsequent taxable year.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. In general, these rules allocate creditable foreign taxes over the U.S. holder’s holding period for shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the reduced (maximum 15%) rate of taxation of dividends received by non-corporate U.S. holders on shares of qualifying corporations and would be taxed at the higher rates applicable to other items of ordinary income. If we are a PFIC for any taxable year, U.S. holders who acquire shares or ADSs from decedents could be denied the step-up in the tax basis for such shares or ADSs, which would otherwise have been available.

If you own shares or ADSs during any year in which we are a PFIC, you must file IRS Form 8621 with your annual United States federal income tax return for each year in which you own shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the interest charge regime should we be classified as a PFIC for any taxable year.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will also not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. However, as we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to file periodic reports on Form 6-K. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings made after November 4, 2002 are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, material filed by us may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our main exposure to market risk is limited to interest rate and currency exchange rate risks.

Our investment portfolio is subject to interest rate risk and its value will decrease if market interest rates increase. The primary objective of our investment activities is to preserve capital. To minimize risk, we maintain a portfolio of cash, cash equivalents, and short-term, long-term and restricted investments in a variety of interest-bearing instruments, including a bond fund, high-grade European and United States fixed and variable rate corporate bonds and money market funds. As a general policy, we do not invest in equity securities for cash management purposes. Any equity securities in other companies that we own were acquired as part of licensing agreements. Since our investments are short term in duration, we believe that an immediate 10% change in market interest rates would not be material to our financial condition or results of operations.

Our results of operations and financial condition are also subject to exchange rate risks. Fluctuations between the euro and the U.S. dollar can affect our financial results. The U.S. dollar denominated proportion of our revenues and operating costs can vary from year to year. In 2004, a significant amount of our revenues and expenses was denominated in U.S. dollars. Additionally, we hold a small amount of cash in the form of U.S. dollars and our investment portfolio includes some marketable securities denominated in U.S. dollars to fund our U.S. operations. Accordingly, any appreciation of the euro against the dollar would have the effect of reducing our reported revenues and reducing our reported expenses. We do not, however, hold any derivative financial instruments to protect us from the exchange rate risk associated with the U.S. dollar and the euro. A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivables, accounts payable and cash. Other income (expense), net was €(1.6) million for the year ended December 31, 2004 compared with €(0.1) million for the year ended December 31, 2003.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, our chief executive officer and our chief financial officer, assisted by other members of our management, have evaluated our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, they have concluded that our disclosure controls and procedures are effective to ensure that the information we are required to disclose in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

Item 16A. Audit Committee Financial Expert.

Our Supervisory Board has determined that Mr. James Frates, a member of our Supervisory Board and Chairman of our Audit Committee, meets the requirements of an audit committee financial expert and the independence requirements as defined in the Nasdaq listing standards.

Item 16B. Code of Ethics.

The company has adopted a code of ethics applicable to the company’s principal executive officer and principal financial officer. This code of ethics is contained within the company’s code of conduct which can be found at the company’s website at www.gpc-biotech.com. Information found at this website is not incorporated by reference into this document.

Item 16C. Principal Accountant Fees and Services.

Auditor Fees

Fees billed to the company for professional services by its principal accountant, Ernst & Young, during the fiscal years 2003 and 2004 were as follows:

Type of fees	2003	2004

	(in thousands of €)
Audit fees	213	1,286
Audit-related fees	—	—
Tax fees	9	8
All other fees	52	27

Total	274	1,321

No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to the company by Ernst & Young in 2003 and 2004.

Audit Committee Pre-Approval Policies

All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee of our Supervisory Board (Aufsichtsrat). The annual contract conditions and fees relating to the audit of the financial statements of the company must be approved by the audit committee on a case-by-case basis. Other services may be pre-approved by the audit committee within the authorizations the audit committee has adopted; if they fall outside these authorizations, they require case-by-case approval.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

See our consolidated financial statements beginning at page F-1.

Item 19. Exhibits.

Exhibit Number	Description
1	Articles of Association of GPC Biotech AG (English translation).*

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated June 2, 1997, by and between Mitotix, Inc. and the DuPont Merck Pharmaceuticals Company.*

4.6	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated April 3, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.7	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated July 30, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.8	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated October 1, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.9	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated December 28, 2000, by and between Mitotix, Inc. and Bristol-Myers Squibb Pharma Company.*

4.10	Collaboration and License Agreement, dated as of November 1, 2001, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.11	Amendment to Collaboration and License Agreement, dated as of June 30, 2002, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.12	Amendment to Collaboration and License Agreement, dated January 31, 2003, by and between ALTANA Pharma AG (formerly BYK Gulden Lomberg Chemische Fabrik GMBH) and GPC Biotech AG.*

4.13	3-Hybrid Collaboration and License Agreement dated as of January 31, 2003, by and between ALTANA Pharma AG and GPC Biotech AG.*

4.14	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated June 1, 2003 (English translation).*

4.15	Addendum to Service Agreement with Dr. Bernd Seizinger dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.16	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated September 1, 2003 (English translation).*

4.17	Addendum to Service Agreement with Dr. Mirko Scherer dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.18	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated March 5, 2004 (English translation).*

4.19	Addendum to Service Agreement with Dr. Sebastian Meier-Ewert dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.20	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated March 5, 2004 (English translation).*

4.21	Addendum to Service Agreement with Dr. Elmar Maier dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.22	Stock Option Plan 2004 (English translation).

4.23	Stock Option Plan 2002 (English translation).*

4.24	Stock Option Plan 2001 (English translation).*

4.25	Stock Option Plan 2000 (English translation).*

4.26	Option Terms dated September 1999 (English translation).*

4.27	Option Terms for 1997 (English translation).*

4.28	2002 Incentive Stock Option Plan.*

4.29	2001 Incentive Stock Option Plan.*

4.30	2000 Incentive Stock Option Plan.*

4.31	1999 U.S. Incentive Stock Option Plan.*

4.32	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004.

4.33	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.34	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.35	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004.

4.36	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.37	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.38	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.

* Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GPC BIOTECH AG

By:	/s/ BERND R. SEIZINGER

Name:	Bernd R. Seizinger
Title:	Chief Executive Officer

By:	/s/ MIRKO SCHERER

Name:	Mirko Scherer
Title:	Chief Financial Officer

Dated March 31, 2005

GPC Biotech AG

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of GPC Biotech AG:

We have audited the accompanying consolidated balance sheets of GPC Biotech AG as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GPC Biotech AG at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Munich, February 18, 2005

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

/s/ Dr. E. Napolitano	/s/ D. Gallowsky
Dr. E. Napolitano	D. Gallowsky
German Public Auditor	German Public Auditor

GPC Biotech AG

Consolidated Balance Sheets

	December 31,
	2004	2003
Assets	(in thousand €, except share and per share data)
Current assets:
Cash and cash equivalents	59,421	34,947
Marketable securities and short-term investments	69,248	54,221
Accounts receivable	-	755
Accounts receivable, related party	1,006	-
Prepaid expenses	1,170	1,540
Other current assets	4,211	2,042

Total current assets	135,056	93,505

Property and equipment, net	2,615	3,264
Intangible assets acquired in a business combination, net	413	613
Other assets, non-current	1,488	1,679
Restricted cash	2,321	2,503

Total assets	141,893	101,564

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	519	629
Accrued expenses and other current liabilities	6,910	6,499
Current portion of deferred revenue, related party	4,938	5,238
Current portion of deferred revenue	-	165
Current portion of long-term debt	-	128
Current portion of capital lease obligations	-	308

Total current liabilities	12,367	12,967

Capital lease obligations, net of current portion	-	320
Long-term debt, net of current portion	-	639
Deferred revenue, related party, net of current portion	2,925	4,875
Deferred revenue, net of current portion	-	-
Convertible bonds	1,768	884
Shareholders’ equity:
Ordinary shares, € 1 non-par, notional value shares authorized: 51,655,630 at December 31, 2004 and 39,255,630 at December 31, 2003 shares issued and outstanding: 28,741,194 at December 31, 2004 and 20,754,075 at December 31, 2003	28,741	20,754
Additional paid-in capital	266,074	190,335
Subscribed shares	-	215
Accumulated other comprehensive loss	(2,732)	(2,102)
Accumulated deficit	(167,250)	(127,323)

Total shareholders’ equity	124,833	81,879

Total liabilities and shareholders’ equity	141,893	101,564

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Operations

	Year ended December 31,
	2004	2003	2002
	(in thousand €, except share and per share data)
Collaborative revenues (a)	12,649	20,821	20,499
Grant revenues	-	773	1,012

Total revenues	12,649	21,594	21,511

Research and development expenses	40,202	37,741	38,053
General and administrative expenses	13,173	11,526	11,191
Impairment of goodwill	-	-	7,314
Amortization of intangible assets acquired in a business combination	166	1,801	1,349

Total operating expenses	53,541	51,068	57,907

Operating loss	(40,892)	(29,474)	(36,396)

Other income	988	1,289	764
Interest income	2,618	2,892	4,350
Other expenses	(2,542)	(1,402)	(1,479)
Interest expense	(99)	(136)	(173)

	965	2,643	3,462

Net loss	(39,927)	(26,831)	(32,934)

Basic and diluted loss per share, in euro	(1.60)	(1.29)	(1.59)

Shares used in computing basic and diluted loss per share	24,950,638	20,731,535	20,688,515

(a) Revenues from related party Collaborative revenues	12,588	20,192	17,525

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities:	(in thousand €)
Net loss	(39,927)	(26,831)	(32,934)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,568	1,820	2,177
Amortization	166	2,007	1,349
Goodwill impairment	-	-	7,314
Compensation cost for stock option plan and convertible bonds	3,451	2,511	3,550
Accrued interest income on marketable securities and short term investments	(556)	(60)	(792)
Bond premium amortization	513	444	308
(Gain)/loss on disposal of property and equipment	56	151	(56)
(Gain)/loss on marketable securities and short-term investments	841	(32)	21
Changes in operating assets and liabilities:
Accounts receivable, related party	(1,006)	-	-
Accounts receivable	754	(32)	(12)
Other assets, current and non-current	(1,740)	(1,201)	975
Accounts payable	(96)	249	(1,407)
Deferred revenue, related party	(2,241)	(3,924)	(3,767)
Deferred revenue	(165)	(276)	(582)
Other liabilities and accrued expenses	566	2,200	319

Net cash used in operating activities	(37,816)	(22,974)	(23,537)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(1,071)	(1,669)	(1,635)
Proceeds from the sale of marketable securities and short-term investments	36,192	121,076	100,105
Purchases of marketable securities and short-term investments	(52,170)	(100,684)	(125,241)

Net cash (used in)/provided by investing activities	(17,049)	18,723	(26,771)

Cash flows from financing activities:
Principal payments under capital lease obligations	(634)	(639)	(698)
Proceeds from issuance of convertible bonds	935	517	281
Repayment of convertible bonds	(4)	-	-
Proceeds from equity offering, net of payments for costs of transaction	77,976	-	-
Proceeds from exercise of stock options and convertible bonds	2,038	77	290
Cash received for subscribed shares	-	215	-
Principal payment of loans	(639)	(128)	(128)

Net cash (used in)/provided by financing activities	79,672	42	(255)

Effect on exchange rate changes on cash	(314)	(769)	(693)
Changes in restricted cash	(19)	(22)	(42)

Net increase (decrease) in cash	24,474	(5,000)	(51,298)
Cash and cash equivalents at beginning of period	34,947	39,947	91,245

Cash and cash equivalents at end of period	59,421	34,947	39,947

Supplemental Information:
Cash paid for interest	63	136	173
Non-cash investing and financing activities:
Purchase of property and equipment under capital lease obligations	-	-	863
Deferred revenue related to sale of research program in exchange for convertible note	-	-	2,666
Write off of shares received from conversion of note, including accrued interest against deferred revenue	-	2,630	-

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

(in thousand €, except share and per share data)	Ordinary shares
	Shares	Amount	Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
Balance at December 31, 2001	20,615,496	20,615	184,046	-	1,990	(67,558)	139,093

Components of comprehensive loss:
Net loss						(32,934)	(32,934)
Change in unrealized gain on available-for-sale securities					502		502
Accumulated translation adjustments					(3,231)		(3,231)

Total comprehensive loss							(35,663)
Exercise of stock options and convertible bonds	104,284	105	185				290
Compensation cost, stock options and convertible bonds			3,550				3,550

Balance at December 31, 2002	20,719,780	20,720	187,781	-	(739)	(100,492)	107,270

Components of comprehensive loss:
Net loss						(26,831)	(26,831)
Change in unrealized gain on available-for-sale securities					30		30
Accumulated translation adjustments					(1,393)		(1,393)

Total comprehensive loss							(28,194)
Exercise of stock options and convertible bonds	34,295	34	43	215			292
Compensation cost, stock options and convertible bonds			2,511				2,511

Balance at December 31, 2003	20,754,075	20,754	190,335	215	(2,102)	(127,323)	81,879

Components of comprehensive loss:
Net loss						(39,927)	(39,927)
Change in unrealized gain on available-for-sale securities					(154)		(154)
Accumulated translation adjustments					(476)		(476)

Total comprehensive loss							(40,557)
Issuance of shares in equity offering	7,160,000	7,160	70,816				77,976
Exercise of stock options and convertible bonds	827,119	827	1,472	(215)			2,084
Compensation cost, stock options and convertible bonds			3,451				3,451

Balance at December 31, 2004	28,741,194	28,741	266,074	-	(2,732)	(167,250)	124,833

See accompanying notes to consolidated financial statements.

1. Nature of Business and Organization

GPC Biotech AG is a biopharmaceutical company discovering and developing new drugs to treat cancer. GPC Biotech AG is incorporated in the Federal Republic of Germany and has its registered offices in Martinsried/Planegg (hereafter referred to as GPC Biotech or the “Company”). Its lead product candidate is satraplatin, an oral platinum-based compound intended for use as a chemotherapy drug. Satraplatin is being evaluated in a Phase 3 registrational trial for second-line treatment of hormone refractory prostate cancer, or HRPC. The Company’s second most advanced product candidate is 1D09C3, a monoclonal antibody. This monoclonal antibody is an immune system related protein that binds preferentially to one type of foreign substance and may thereby stimulate a biological response. GPC Biotech’s third development program involves inhibitors of the cell division cycle, or cell cycle. The cell cycle is the process by which a cell grows, duplicates its DNA and divides into two cells. GPC Biotech’s research is focused on new anticancer drug discovery opportunities and is designed to discover product candidates that have potentially broad application in the treatment of various cancers. The Company also has a portfolio of technologies in the fields of proteomics (the systematic study of proteins and their functions) and genomics (the systematic study of genes) that it uses in its internal drug discovery efforts and that were licensed to, or used in collaborations with, various pharmaceutical companies.

The Company has one wholly owned subsidiary, GPC Biotech Inc., with two locations, Waltham (MA, USA) and Princeton (NJ, USA). The Waltham site is primarily engaged in oncology drug discovery activities, in addition to activities related to a collaboration with the ALTANA Research Institute (a research center of ALTANA Pharma AG), also located in Waltham. The Princeton location is the headquarters for the Company’s drug development activities.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Cash Equivalents, Marketable Securities and Short-term Investments

Highly-liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents; those with maturities greater than three months are included in marketable securities and short-term investments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified all marketable securities and short-term investments as available-for-sale and, as a result, classifies them as current assets and carries such amounts at fair value. Unrealized gains and losses are included in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method. Realized gains or losses and charges for other-than-temporary declines in value, if any, on available-for-sale securities are reported in other income or expense as incurred.

As of December 31, 2004 and 2003, € 0 and € 1,200,000, respectively, of short-term investments were pledged as security for a bank guarantee related to a line of credit for leased assets.

As a general policy the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in an interest bearing escrow account as a security deposit related to a lease.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The risk is minimized by the Company’s policies, which limit investments to those that have relatively short maturities and that are placed with highly rated issuers.

The Company’s largest customer, ALTANA Pharma AG, accounted for 99% of total revenues in 2004 representing € 12,588,000, 94% of total revenues in 2003 representing € 20,192,000 and 81% of the total revenues in 2002 representing € 17,525,000. In addition, Boehringer Ingelheim accounted for 11% of total revenues in 2002. No other customer accounted for more than 10% of total revenues in 2004, 2003 and 2002.

Segment Information

SFAS No. 131, “Disclosures about the Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about the products and services, geographic areas and major customers.

The Company operates in one business segment, which primarily focuses on discovery and development of anticancer drugs. The Company’s revenue is derived primarily from research collaborations with pharmaceutical companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company’s chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company’s home location of Germany was € 1,560,000 and € 2,326,000 at December 31, 2004 and 2003, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company’s home location of Germany were € 12,360,000, € 21,197,000 and € 20,466,000 in the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from external customers attributed to locations outside of Germany were € 289,000, € 397,000 and € 1,045,000 in the years ended December 31, 2004, 2003 and 2002, respectively. Revenues are attributed to countries based on the location of the Company’s legal entity that is party to the underlying contract.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment and software costs	3 years
Office equipment	5-10 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or life of lease
Equipment under capital lease	Lesser of useful life or life of lease

Goodwill and Intangible Assets Acquired in a Business Combination

Intangible assets consist of specifically identified intangible assets. Goodwill is the excess of any purchase price over the estimated fair market value of net tangible and intangible assets acquired. Amortization of intangible assets is computed using the straight-line method over the useful lives of the respective assets.

Estimated Useful Life
Patents	10 years
Acquired partnered technology	4 years

The Company accounts for goodwill and indefinite-lived intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company adopted SFAS No. 142 effective January 1, 2002 and reclassified amounts to goodwill that were previously allocated to assembled workforce. Upon adoption, the Company ceased amortizing goodwill.

Impairment of Long-lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews long-lived assets, including definite-lived intangible assets, for impairment when impairment indicators exist and, if necessary, recognizes an impairment expense equal to the difference between the carrying amount of the asset and the fair value as determined by discounted cash flows.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The estimated fair values of the Company’s long-term debt approximate their carrying value based upon the current rates offered to the Company for similar type arrangements.

Revenue Recognition

The Company accounts for revenues in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”.

The Company’s revenues consist of fees earned from research and development collaborations and grant revenues. Revenues from research and development agreements generally consist of licensing fees and/or technology access fees, fees for research support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company receives non-refundable licensing and technology access and initiation fees upfront upon signing of a research and collaboration agreement. In addition, the Company generally receives fixed non-refundable annual licensing fees upfront each year for the duration of the agreement. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, all fees received or to be received under these arrangements are recognized on a straight-line basis over the term of the agreements, as this is the period in which research is expected to be performed.

Fees for research support are received from collaboration partners for research services performed under the agreements. Fees are generally stated at a yearly flat fee rate per research scientist. Fees are generally billed on a monthly or quarterly basis in advance. The Company recognizes research support revenue as the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Milestone revenues are derived from the achievement of predetermined goals, which are defined in the collaboration agreements. These milestones are subject to significant contingencies and, therefore, the related contingent revenue is not realized until the milestone has been reached and customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved.

Royalty revenues generally result from sales of products based on research performed under collaboration agreements. Royalties are based on the volume of product sold and are recognized as revenue upon notification of sales from the collaboration partner. The Company has not yet received or recognized any royalty payments from collaboration agreements.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred.

The Company accounts for multi-element arrangements in accordance with FASB Emerging Issues Task Force (“EITF”) Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”. Accordingly, arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets are divided into separate units of accounting based on certain criteria. Consideration is allocated to the different units of accounting based on their fair values. Revenue recognition is considered separately for each accounting unit when all criteria of SAB 104 have been met.

Research and Development

The Company enters into research and development agreements with third parties consisting of technology licensing fees and technology access fees, as well as, milestone and royalty payments. In addition, the Company purchases chemical compounds and the right to develop the compounds in perpetuity and on an exclusive basis. GPC Biotech also enters into contracts with contract research organizations to conduct clinical trials, which are expensed as incurred.

Technology license fees and technology access fees relate to technology licenses that the Company pays in connection with its research and development arrangements. These licenses have alternative future uses and are used in various research and development programs and some may be sublicensed to third parties. If the licenses do not have an alternative future use they are expensed immediately.

The Company treats payments for licenses that have alternative future uses as intangible assets in accordance with SFAS No. 2, “Accounting for Research and Development Costs”, (“SFAS No. 2”) and amortizes them to research and development expense over the period of the license.

Technology license fees, which are typically paid upfront annually and relate to licenses where the Company typically has the option to renew for a subsequent year at the end of the license term, are recorded as prepaid expenses.

Technology access fees, which relate to upfront, one-time fees paid to access technology in connection with obtaining technology licenses with terms in excess of one year, are classified as other assets, non-current.

On January 31, 2003, the Company entered into a license agreement for technology to be used in research and development and to be sublicensed to collaboration partners with terms in excess of one year. This license contained payment terms for technology access fees and technology license fees. The gross carrying value of technology access fees was € 1,175,000 as of December 31, 2004 and 2003. These access fees are amortized on a straight-line basis over the license term of five years. At December 31, 2004 and 2003, the accumulated amortization was € 454,000 and € 207,000, respectively. The remaining estimated useful life was 37 months at December 31, 2004. The carrying value of technology access fees included in other assets, non-current amounted to € 721,000 and € 968,000 at December 31, 2004 and 2003, respectively. Amortization related to these fees is recorded in research and development expenses. In the 2003 consolidated statement of cash flows, the technology access fee is classified as an investing activity and is included in purchases of property, equipment and licenses.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are achieved.

Fees paid to license chemical compounds and for the right to further develop those compounds are generally paid upfront and expensed as incurred in accordance with SFAS No. 2.

Income Tax

The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Foreign Currency

The functional currency of GPC Biotech AG is the euro whereas the functional currency of GPC Biotech Inc. is the U.S. Dollar. All balance sheet items have been translated into euro using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into euro at average rates during the year. The effect of the translation is shown as a separate component of shareholders’ equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date. The gross amounts of foreign currency gains and losses are shown in other income and other expenses, respectively in the statement of operations.

For the years ended December 31, 2004, 2003 and 2002, the Company recorded a net foreign currency loss of € 1,698,000, € 215,000 and € 936,000, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, GPC Biotech Inc. All significant intercompany investments, accounts and transactions have been eliminated.

On July 1, 2002, the Company merged its two wholly owned subsidiaries, GPC Biotech Inc. and GPC Biotech USA, Inc., to create one wholly owned subsidiary, GPC Biotech Inc., with two locations.

Stock-Based Compensation

The Company accounts for its stock option plans and convertible bonds in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Convertible bonds, in addition to stock options, are issued as compensation to Management Board, senior management and Supervisory Board members. The fair value of options and convertible bonds granted is established as of the date of grant and recognized as compensation expense over the vesting period of the option or convertible bond. Compensation expense recognized on options and convertible bonds that do not vest due to termination of employment is reversed in the period of forfeiture. Compensation cost for stock options and convertible bonds is included in research and development expenses and general and administrative expenses in the statement of operations.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of financial statements. Actual results could differ from those estimates.

New Accounting Standards

On December 16, 2004 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company is required to adopt SFAS No. 123R on July 1, 2005. The Company currently recognizes the fair value of stock options in the financial statements in accordance with SFAS No. 123 and therefore the adoption of SFAS No. 123R should not significantly impact the expense recognized in the future for stock-based compensation.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position and results of operations.

3. Marketable Securities and Short-term Investments

The following is a summary of marketable securities at December 31, 2004 and 2003 (in thousand €), all of which are available-for-sale:

	2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	4,998	8	-	5,006
Fixed rate corporate bonds	41,159	73	(38)	41,194
Equity securities	781	-	(154)	627

Total	46,938	81	(192)	46,827

	2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	4,998	16	-	5,014
Fixed rate corporate bonds	26,397	105	(14)	26,488
Equity securities	781	75	-	856

Total	32,176	196	(14)	32,358

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in accordance with a licensing agreement (see Note 17).

The following is a summary of the short-term investments at December 31, 2004 and 2003 (in thousand €), all of which are available-for-sale:

	2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest Receivable	Estimated Fair Value
Bond fund	21,334	609	-	478	22,421

Total	21,334	609	-	478	22,421

	2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest Receivable	Estimated Fair Value
Bond fund	21,334	469	-	60	21,863

Total	21,334	469	-	60	21,863

The realized gain on available-for-sale marketable securities and short-term investments in 2004, 2003 and 2002 was € 0, € 8,000 and € 20,000, respectively. The realized loss on available-for sale marketable securities and short-term investments in 2004, 2003 and 2002 amounted to € 0, € 1,000 and € 41,000, respectively.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2004 was € 192,000. The aggregate fair value of securities with unrealized losses at December 31, 2004 was € 17,618,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2003 was € 14,000. The aggregate fair value of securities with unrealized losses at December 31, 2003 was € 10,180,000 and consisted of fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months as of December 31, 2003.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2004 and 2003 (in thousand €):

	2004	2003
Leasehold improvements	938	934
Office and laboratory equipment	5,094	5,421
Computer equipment and related software	3,161	2,567
Furniture and fixtures	358	347

	9,551	9,269
Less accumulated depreciation	(6,936)	(6,005)

Property and equipment, net	2,615	3,264

Depreciation expense amounted to €1,568,000, € 1,820,000 and € 2,177,000 in 2004, 2003 and 2002, respectively.

5. Intangible Assets Acquired in a Business Combination

The Company has recorded intangible assets acquired in a business combination based on their fair values, as determined by independent valuations at the date of acquisition, in connection with its acquisition of Mitotix, Inc. (now GPC Biotech Inc.) in March 2000. These assets consisted of the following:

	December 31, 2004
(in thousand €)	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Patents	491	(78)
Partnered Technology	1,180	(1,180)

Total	1,671	(1,258)

	December 31, 2003
(in thousand €)	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Patents	534	-
Partnered Technology	1,282	(1,203)

Total	1,816	(1,203)

During the fourth quarter 2003, the Company reviewed its intangible assets acquired in a business combination for impairment and recorded an impairment charge at December 31, 2003 relating to the patent portfolio in the amount of € 1,163,000, thereby creating a new cost basis of € 534,000. Indicators of impairment arose when management decided in 2003 to discontinue several of the research programs that used these patents. The fair value of the patent portfolio was determined using estimated discounted cash flows of each program that uses the patents. From these cash flows an implied royalty rate, success probabilities and discounting factor were used to determined the fair value of the underlying patents. The impairment charge is included in 2003 operating expenses as amortization, including impairment of intangible assets acquired in a business combination.

During the fourth quarter 2002, in conjunction with its annual review of goodwill for impairment, the Company reviewed its acquired intangible assets for impairment and recorded an impairment charge at December 31, 2002 in the amount of € 507,000 relating to the patent portfolio, thereby creating a new cost basis of € 2,196,000. Further development work on the programs that used these patents provided additional information regarding the probabilities of success of each of the continuing programs. As a result, some of the programs were discontinued during 2002 or probabilities of success were revised. The fair value of the patent portfolio was determined using estimated discounted cash flows of each program that used the patents. The impairment charge is included in 2002 operating expenses as amortization, including impairment of intangible assets acquired in a business combination.

The amortization expense for intangibles acquired in a business combination, including impairment expenses, for the years ended December 31, 2004, 2003 and 2002 was € 166,000, € 1,801,000 and € 1,349,000, respectively. The estimated amortization expense for intangibles acquired in a business combination for the next five years is as follows (in thousand €):

For the year ending December 31,
2005	79
2006	79
2007	79
2008	79
2009	79

6. Goodwill

The Company recorded goodwill in connection with its acquisition of Mitotix, Inc. (now GPC Biotech Inc.) in March 2000 in the amount of $ 12.6 million.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 , is as follows (in thousand €):

Balance as of December 31, 2001	8,008
Reclassification from intangibles upon adoption of SFAS No. 142	646
Impairment losses	(7,314)
Foreign currency translation effects	(1,340)

Balance as of December 31, 2002	-

In accordance with SFAS No. 142, the Company is required to allocate its net assets, including goodwill, to components in order to measure impairment of goodwill. The Company has determined that it has a single component and that fair value of the component will be determined primarily based on its traded share price. During 2002, the Company experienced a significant decline in market capitalization due to a decline in its share price. Based on this decline in market capitalization, a goodwill impairment charge of € 7,314,000 was recognized in 2002. The fair value of the Company was estimated using the value of the market capitalization.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2004 and 2003 consisted of the following (in thousand €):

	2004	2003
Accrued external R&D obligations	2,150	2,108
Accrued personnel expenses	2,243	2,305
Accrued legal, patent and advisory services	427	552
Other accruals	1,942	1,262
Payroll liabilities	148	272

	6,910	6,499

8. Leases

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred rental expenses of € 4,565,000, € 5,067,000 and € 5,272,000 in the years 2004, 2003 and 2002, respectively. Income from subleases amounted to € 1,167,000, € 1,393,000 and € 3,051,000 in the years 2004, 2003 and 2002, respectively.

The Company has entered into lease agreements for office and laboratory space that expire at different times through 2014. One agreement calls for incremental increases in rental payments in 2004 and 2008. This lease also requires $3,000,000 to be held in escrow as security for credit. The Company records its rental expenses and sublease rental income using the straight-line method in accordance with SFAS No. 13, “Accounting for Leases”. The remaining balance of accrued rental payments was € 478,000 at December 31, 2004.

In 2004, the Company paid off its outstanding capital lease obligations and purchased the related assets. In 2004 and 2003, the Company did not enter into any new capital leases. During 2002 and in prior years, the Company entered into various capital lease contracts. At December 31, 2004 and 2003, the gross value of assets under capital leases included in fixed assets was € 0 and € 2,259,000, respectively, and related accumulated amortization was € 0 and € 1,763,000, respectively. Amortization of assets recorded under capital leases is recorded in research and development expenses and general and administrative expenses.

Future minimum lease commitments for all non-cancelable operating leases for the years ending December 31 are as follows (in thousand €):

Operating
2005	3,995
2006	3,976
2007	3,976
2008	4,038
2009	4,121
Thereafter	7,882

Total minimum future lease payments	27,988

Aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 2004 were € 2,400,000.

9. Loans Receivable from Members of the Management Board and Employees

At December 31, 2004 and 2003, loans receivable from two members of the Management Board amounted to € 0 and € 79,000, respectively, and were included in other current and non-current assets.

At December 31, 2004 and 2003, loans receivable from employees of the Company amounted to € 124,000 and € 181,000, respectively, and are included in other current and non-current assets. At December 31, 2004, the amount related to three different loans with original terms between two and four years. The loans are being forgiven or repaid in equal installments.

Forgiveness of loans, if applicable, is included in compensation expense in the period they are forgiven and is contingent upon continued employment of the employee.

All loans made to members of the Management Board and employees bear interest at the rate of 5.5% to 6% per annum and were made for personal financial purposes.

10. Related Party Disclosures

In 2003, 2001, 2000 and 1998, the Company entered into collaboration agreements with ALTANA Pharma AG (“ALTANA Pharma”, formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH) as described in Note 16. ALTANA Pharma is a related party, since the Company’s Chairman (“Vorstandsvorsitzender”), Dr. Bernd Seizinger, is a member of the Supervisory Board of ALTANA Pharma.

At December 31, 2004, the Company had accounts receivable from Altana Pharma arising out of the normal course of business in the amount € 1,006,000. At December 31, 2003, there were no accounts receivable from ALTANA Pharma. All payments for accounts receivable from ALTANA Pharma have been settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company subleases part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Note 8, € 982,000, € 1,051,000 and € 601,000 for the years ended December 31, 2004, 2003 and 2002, respectively, relates to the subleases with ALTANA Pharma.

During 2004, the Company made two milestone payments to Morphosys AG, a related party to the Company. The payment was made under a collaboration and licensing agreement signed in April 1999. Morphosys AG is a related party to the Company due to the fact that two members of the Supervisory Board are also members of the Supervisory Board of Morphosys AG. The transactions during 2004 amounted to € 869,000. There were no payments in 2003 or 2002.

11. Long-Term Debt

During September 1999, the Company entered into a loan agreement with IKB Deutsche Industriekreditbank AG in the amount of € 1,023,000, all of which was received in July 2000. In 2004, the Company paid off its entire remaining obligation under this loan agreement. The term of the loan was 10 years with semi-annual repayments beginning in March 2002. The loan was unsecured and bore interest at 4.25% per annum. Interest expenses for the years ended December 31, 2004, 2003 and 2002 were € 29,000, € 35,000 and € 41,000, respectively, all of which was paid.

12. Convertible Bonds and Warrants

Convertible bonds are issued as compensation to members of the Management Board, senior management and the Supervisory Board. All convertible bonds are valued at fair value using the Black- Scholes option pricing model using the same assumptions as those used for stock options (see Note 13) and recognized in the statement of operations over their future vesting periods. Total compensation cost related to convertible bonds included in research and development and general and administration expenses for the years ended December 31, 2004, 2003 and 2002 was € 1,549,000, € 890,000 and € 205,000, respectively. The aggregate fair value of convertible bonds issued in 2004, 2003 and 2002 was € 6,472,000 € 1,541,000 and € 692,000, respectively.

In August and September 2004, the Company issued 935,000 convertible bonds at a nominal value of € 1.00 each to certain members of senior management. These convertible bonds vest over four years and can be first exercised in August 2006. The convertible bondholders are entitled to purchase 935,000 ordinary shares of the Company at € 8.33 to € 9.90 per share above nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. Of the total, 60,000 convertible bonds issued are subject to performance conditions whereby the exercisability of the convertible bonds depends upon the completion of pharmaceutical alliances with various research and development programs. The compensation expense for the convertible bonds with performance conditions will begin to be recognized when the performance conditions are met. Total compensation expense for convertible bonds with performance conditions is € 422,000. None of the convertible bonds were exercisable at December 31, 2004.

In May 2003, the Company issued 364,500 convertible bonds at a nominal value of € 1.00 each to Supervisory Board members and certain members of senior management. These convertible bonds vest over two years for Supervisory Board members and over four years for the members of senior management. The convertible bonds can be first exercised in June 2005. The convertible bond-holders are entitled to purchase 364,500 ordinary shares of the Company at € 3.87 to € 4.77 per share above nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. During 2004, 4,027 convertible bonds were cancelled. None of the convertible bonds were exercisable at December 31, 2004.

In January 2003, the Company issued 152,500 convertible bonds at a nominal value of € 1.00 each to certain members of senior management. These convertible bonds vest over four years and can be first exercised in February 2005. The convertible bond-holders are entitled to purchase 152,500 ordinary shares of the Company at € 1.70 per share above nominal value. The convertible bonds bear interest at a rate of 3.5% per annum. None of the convertible bonds were exercisable at December 31, 2004.

In August 2002, the Company issued 280,000 convertible bonds at a nominal value of € 1.00 each to certain members of senior management. These convertible bonds vest over four years and could first be exercised in September 2004. The convertible bond-holders are entitled to purchase 280,000 ordinary shares of the Company at € 3.36 per share above nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. At December 31, 2004, 140,000 of the convertible bonds were exercisable.

During 2001, the Company issued 47,500 convertible bonds at a nominal value of € 1.00 each to the members of the Supervisory Board. These convertible bonds vest over two years, and half can be exercised at each closing of the ordinary shareholders’ meetings in 2002 and 2003, respectively. The convertible bond-holders are entitled to purchase 47,500 ordinary shares of the Company at € 8.55 per share above the nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. The total amount of interest is payable upon exercise or expiration. At December 31, 2004, 7,500 convertible bonds had been exercised and the remaining 40,000 were exercisable.

The following table summarizes the status of the various convertible bonds at December 31, 2004:

	Number	Amount
		(in thousand €)
Issued	2,455,500	1,866
Exercised	683,500	94
Expired	-	-
Cancelled	4,027	4
Outstanding	1,767,973	1,768
Exercisable	180,000	180

In connection with a 1992 equipment lease financing of Mitotix, Inc. (now GPC Biotech Inc.), the Company issued warrants entitling the holder to purchase up to 24,420 ordinary shares at € 7.67 per share, exercisable through May 29, 2005. The Company also issued warrants in 1997 entitling the holder to purchase up to 2,320 ordinary shares at € 29.91 per share, exercisable through May 29, 2005. At December 31, 2004, warrants to purchase 4,760 ordinary shares were outstanding.

13. Stock Options Issued to Employees and Consultants

The Company grants stock options to the employees, the Management Board and to certain consultants.

According to the stock option plans, the options give the right to exercise the option within ten years. The respective strike prices equal the five-day average of the Company’s ordinary shares prior to the respective date of grants. The vesting period is three years for options granted through March 30, 2000 and four years for options granted from April 1, 2000 onwards, with graded vesting of the options over the vesting period. According to German Law (§ 193 II, No. 3 AktG), the rights can be exercised two years after the grant, at the earliest.

The fair value of the options was determined following the Black-Scholes options pricing model as proposed by SFAS No. 123. The following table summarizes the assumptions used in calculating the fair value:

Date Granted	Before June 2000 (Pre-IPO)	From June 2000 to December 2001	2002 to 2003	2004
Risk-free rate	5.65%	5.65%	3.24%	3.24%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	0.01%	69.00%	91.02%	88.01%
Estimated life (years)	4.00	4.00	4.00	4.00

For options issued during 2004, 2003 and 2002, total compensation cost was € 5,532,000, € 636,000 and € 2,122,000, respectively, which is being recognized over the vesting period of those options. Compensation cost related to stock options included in the statements of operations was € 1,903,000, € 1,621,000 and € 3,345,000 in 2004, 2003 and 2002, respectively.

The following table presents the stock option activity for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at January 1	3,835,458	€8.77	4,112,859	€8.80	3,597,300	€9.59
Granted	869,600	€9.86	177,000	€5.44	783,700	€4.78
Exercised	(458,989)	€3.61	(88,925)	€3.29	(104,284)	€2.77
Forfeited	(78,513)	€12.23	(365,476)	€8.86	(163,857)	€10.61
Expired	—	—	—	—	—	—

Outstanding at December 31	4,167,556	€9.50	3,835,458	€8.77	4,112,859	€8.80

Vested at December 31	2,654,947	€10.03	2,575,250	€8.70	2,093,046	€7.79

Exercisable at December 31	2,619,072	€10.12	2,383,250	€9.02	1,867,386	€7.19

Weighted-average fair value per options granted during the year		€6.36		€3.59		€2.71

The following table represents weighted-average price and contractual life information regarding significant option groups outstanding at December 31, 2004:

Range of Exercise Prices in Euro	Number Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable
1.16 - 4.95	1,037,171	€3.03	5.8	779,521
5.24 - 8.22	764,575	€6.31	6.5	532,925
9.10 - 10.90	1,281,422	€9.66	8.6	357,162
11.62 - 17.89	999,250	€16.49	5.8	872,613
24.60 - 34.02	75,438	€29.13	6.0	67,151
58.12 - 59.74	9,700	€59.57	5.7	9,700

	4,167,556	€9.50	6.8	2,619,072

14. Stock Appreciation Rights

During 2004, the Company issued stock appreciation rights to members of the Supervisory Board and to certain members of the senior management team. The stock appreciation rights vest upon the marketing approval of satraplatin and will be settled in cash. The settlement price will be determined as of the date of marketing approval and will be calculated on a sixty-day average stock price following the day of approval of satraplatin by either the U.S. Food and Drug Administration (FDA) or the European Agency for the Evaluation of Medicinal Products (EMEA). Compensation expense for stock appreciation rights, if any, will be accrued and recognized based on the intrinsic value at each balance sheet date beginning after the marketing approval of satraplatin as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the stock appreciation rights. As of and for the year ended December 31, 2004, no liability for stock appreciation rights has been recorded and no compensation expense has been recorded. The following table summarizes the stock appreciation rights as of December 31, 2004:

	Grant Date	Grant Price	Number
Supervisory Board	September 1, 2004	€10.22	86,250
Senior Management	September 30, 2004	€10.97	375,000

Total			461,250

15. Income Taxes

The Company’s loss before income taxes for the years ended December 31, arose in the following jurisdictions (in thousand €):

	2004	2003	2002
Germany	27,127	16,122	8,996
Other	12,800	10,709	23,938

Loss before income taxes	39,927	26,831	32,934

Deferred tax liabilities and assets are comprised of the following at December 31 (in thousand €):

	2004	2003
Deferred Tax Assets:
Net operating loss carryforwards	63,010	39,854
Research and development tax credits	6,355	3,262
Accrued expenses	2,160	542
Intangible Assets	579	170
Plant and Equipment	47	138
Other	140	816
Valuation Allowance	(71,909)	(44,578)

	382	204

Deferred Tax Liabilities:
Marketable securities and short-term investments	(382)	(204)

Net deferred taxes	-	-

The reconciliation of income tax computed at the statutory rate applicable to the Company’s income tax expense for the years ended December 31 is as follows (in thousands of €, except percent):

	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
German tax benefit	(15,723)	39.4%	(10,062)	37.5%	(11,856)	36.0%
Costs associated with equity offering	(3,647)	9.1%	—	—%	—	—%
Non-deductible expenses	(3,957)	9.9%	3,626	(13.5)%	4,242	(12.9)%
Change in tax rate	(60)	0.2%	240	(0.9)%	—	(0.0)%
Research and development tax credit	(3,680)	9.2%	(922)	3.4%	(993)	3.0%
Different tax rate in other countries	(193)	0.5%	(278)	1.0%	(1,571)	4.8%
Change in valuation allowance	27,260	(68.3)%	7,396	(27.6)%	10,178	(30.9)%

Income tax expense	—	—%	—	—%	—	—%

As a result of the net losses incurred by the Company in each year since inception, the Company is in a net deferred tax asset position. Realization of deferred tax assets is dependent upon future taxable income, if any, the timing and amount of which is uncertain. Accordingly, a valuation allowance has been established against the net deferred tax assets as it is more likely than not that they will not be utilized in the near future.

For fiscal years ending in 2004 and beyond, a new law is in effect restricting the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes. The Company’s maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above € 1 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to € 0. The amount of NOL carryforwards for German corporation and trade tax purposes is € 87,310,000 and € 87,313,000, respectively. These NOL’s do not expire.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of € 1,284,000 per year, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. The Company has € 31,904,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back 2 years and forward 20 years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss 3 years and forward 15 years. The Company has € 54,951,000 of federal NOL carryforwards subject to a 20 year carryforward and € 19,264,000 subject to a 15 year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2007 and 2024.

The Company has € 72,635,000 of state net operating losses that expire at various times between the years of 2005 and 2011. The Company has € 42,951,000 of state NOL carryforwards subject to a 5 year carryforward and € 29,684,000 subject to a 7 year carryforward.

The Company’s U.S. subsidiary had federal research and development credits of € 3,584,000 and state research and development credits of € 2,771,000 at December 31, 2004.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2004, 2003 and 2002 was € 0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately € 0.

As of December 31, 2004, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2000 and the statute of limitations for income tax audits in the US and the states of Massachusetts and New Jersey remains open for the tax years ended on or after December 31, 2001. Currently, there are no income tax audits underway.

16. Collaboration Agreements

Over the past years, the Company has formed several alliances with ALTANA Pharma, Aventis Pharma Deutschland GmbH (“Aventis”) and Boehringer Ingelheim International GmbH (“Boehringer Ingelheim”). These agreements include alliances based on the transfer and/or non-exclusive licenses of technology platforms, alliances which combine a technology license with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company’s technology-based alliances are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, the Company’s partners may make up-front payments, license payments, ongoing research funding, additional payments upon the achievement of specific research and product development milestones and/or pay royalties or, in some cases, profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

Total revenue recognized under collaboration and license agreements amounted to € 12,649,000, € 20,821,000 and € 20,499,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Total costs incurred under research collaborations and license agreements amounted to € 1,371,000, € 3,565,000 and € 3,724,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Significant Agreements Beginning in 2004

There were no significant agreements entered into in 2004.

Significant Agreements Beginning in 2003

Effective January 31, 2003, the Company entered into an agreement with ALTANA Pharma to license the Company’s proprietary drug-protein interaction technology, LeadCode™, to evaluate compounds in the public domain, as well as certain proprietary compounds of ALTANA Pharma. Under the terms of this agreement, the Company will receive additional funding for the license, transfer and implementation of LeadCode™ for use at the ALTANA Research Institute. In addition, the Company is eligible to receive over $15 million in milestone payments, in addition to royalties, for each product that is a direct result of the collaboration.

Significant Agreements Beginning in 2002 and Earlier

Effective November 1, 2001, the Company entered into an alliance with ALTANA Pharma to establish a U.S. Research Institute in Waltham, MA (USA) to use the Company’s genomic and proteomic technologies. ALTANA Pharma and the Company entered into three agreements under which the Company receives funding under a collaboration and license agreement in the form of upfront payment, technology license and implementation fees, as well as research and technology transfer funding. The Company is non-exclusively licensing selected genomics, proteomics, automation and bioinformatics technologies to ALTANA Pharma and is collaborating with ALTANA Pharma on two drug discovery programs. The Company receives further funding under a sublease agreement. Furthermore, the Company received additional funding until March 31, 2003 under a separate service agreement. In addition, the Company is eligible to receive implementation, research, preclinical and clinical milestone payments and royalty payments for each product resulting from the two collaborative drug discovery programs. The establishment term expires in June 2007.

Effective December 29, 2000, ALTANA Pharma and the Company entered into a target identification and drug discovery collaboration in oncology. Under this agreement, GPC Biotech utilized its proprietary functional genomics and proteomics platform for ALTANA Pharma to identify tumor specific targets whose inhibition selectively drives cancer cells, but not normal cells, into programmed cell death (apoptosis). GPC Biotech received an upfront payment and received research funding and was eligible to receive research and clinical milestones, which were subject to achieving specific research and development goals. In addition, under the terms of the agreement the Company will receive royalties on products from drug targets resulting from the alliance sold by ALTANA Pharma and will have exclusive rights to develop products for drug targets resulting from the alliance that are not selected by ALTANA Pharma. This agreement terminated on December 29, 2003.

Effective December 29, 2000, Boehringer Ingelheim and the Company entered into a collaboration to develop and commercialize a new generation of products for the prevention and treatment of human papillomavirus (HPV)-related human diseases. Under this agreement, GPC Biotech used its integrated technology platform to identify novel targets and their molecular pathways associated with high and low risk human HPV infections for Boehringer Ingelheim´s research center in Laval, Quebec (Canada). The research and license agreement included up-front license fees, research funding as well as research and clinical development milestones to the Company. In addition, under the terms of the agreement Boehringer Ingelheim will pay GPC Biotech royalties on sales of products discovered as a result of the collaboration. This agreement terminated on December 29, 2002.

Effective June 18, 1998, ALTANA Pharma and the Company entered into a 5-year research agreement to identify and validate new targets for diagnostic and therapeutic development for the treatment of Helicobacter pylori and Clamydia pneumonia infections. A separate license and support agreement included an up-front fee for a technology license, and the research agreement included research funding over the term of the collaboration as well as research and clinical development milestone payments to the Company. This agreement terminated on June 18, 2003.

Effective January 1, 1999, the Company entered into a 3-year collaboration and license agreement with Sanofi-Aventis (formerly Aventis) to identify and validate new targets for diagnostic and therapeutic development for the treatment of osteoarthritis. Sanofi-Aventis will consider the resulting target genes for drug discovery and development and is granted commercialization license rights for targets licensed from GPC Biotech within the collaboration. Sanofi-Aventis funded the research program and is to pay additional milestone payments to the Company if certain research and clinical milestones have been reached. Additionally, under the terms of the agreement Sanofi-Aventis will pay the Company royalties based on the sales of products derived from compounds resulting from the research collaboration. On December 17, 2001, the collaboration and license agreement was extended for a 6-month period until June 30, 2002. On July 1, 2002, the collaboration and license agreement was further extended for a 12-month period until June 30, 2003. On July 1, 2003, the collaboration and license agreement was amended and extended for another 12-month period until June 30, 2004. However, the only obligation of the Company under this extension is the participation in the joint steering committee meetings which decide on the achievement of milestones by Sanofi-Aventis thus triggering further payments to the Company.

17. Product Candidate Licensing Activities

On December 17, 2004, the Company licensed to Debiopharm S.A. the exclusive, worldwide rights to develop and commercialize the pre-clinical small molecule MHC class II antagonists program. In addition to an upfront licensing payment, GPC Biotech will be eligible to receive milestone payments and royalties.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”) (formerly NeoTherapeutics, Inc.) granting GPC Biotech an exclusive worldwide license to satraplatin, in the field of treating cancer in humans; an orally administered anticancer agent in Phase 3 clinical development. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registrational Phase 3 study in the amount of $2 million (approximately € 1,725,000), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech also will pay milestones totaling up to $18 million, the first of which is anticipated to be the acceptance of the NDA (New Drug Application) for filing by the U.S. Food and Drug Administration. Upon commercialization of satraplatin, Spectrum will also receive royalties based on net sales. Under the terms of the agreement, GPC Biotech will fully fund development and commercialization expenses for satraplatin. GPC Biotech and Spectrum have formed a joint development committee, headed by GPC Biotech, to govern the development of satraplatin.

On June 6, 2002, the Company licensed worldwide rights to the antibacterial program to PanTherix, Ltd. (“PanTherix”), a privately held company located in Glasgow, Scotland. Under the agreement PanTherix obtained targets developed by the Company. As consideration for the license, the Company accepted a convertible note receivable in the amount of $2.5 million. The revenue on this, including accrued interest, was deferred due to the uncertainty surrounding the collectibility of the note receivable. Due to PanTherix not fulfilling its diligence obligations, the license agreement was terminated during 2003 and the program was returned to GPC Biotech. The convertible note receivable and associated accrued interest were converted into shares of PanTherix, now a non-operational company. Due to the non-operational status, the Company determined that the shares have a net carrying value of € 0 and wrote off the shares against deferred revenue. Other than payments for 1 full-time equivalent (FTE) for one year, no revenue was ever recognized related to the licensing of the program or the conversion of the note into shares.

18. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2004, 2003 and 2002, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 1,902,398, 1,196,101 and 1,092,473 for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table sets forth the computation of basic and diluted loss per share (in thousand €, except share and per share data):

	2004	2003	2002
Numerator:
Net loss	(39,927)	(26,831)	(32,934)

Denominator:
Denominator for basic and diluted earnings per share – weighted-average number of shares	24,950,638	20,731,535	20,688,515

Basic and diluted loss per share	(1.60)	(1.29)	(1.59)

19. Shareholders’ Equity

Ordinary Shares

The holders of the Company’s ordinary shares are entitled to one vote for each share held at all meetings of shareholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the rights of any then-outstanding ordinary shares. The Company has never declared or paid dividends on any of its ordinary shares and does not expect to do so in the foreseeable future.

Authorized Shares

To assist management in undertaking strategic activities, future capital increases and to service the Management Board stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2004, the total number of ordinary shares potentially issuable was 22,914,436. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,395,747 and 1,814,000, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities is 11,704,689, of which up to 7,000,000 new shares can also be issued for future capital increases. The number of ordinary shares authorized for the purposes of potential convertible debt issuances is 5,000,000.

Exercise of Stock Options and Convertible Bonds

During 2004, 2003 and 2002, several stock option and convertible bondholders exercised some of their fully vested options and convertible bonds, receiving 827,119, 34,295 and 104,284 ordinary shares, respectively.

At December 31, 2003, consultants and employees of the Company had subscribed to 54,630 ordinary shares with a total value of € 214,660, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2004. The ordinary shares were subsequently registered on January 19, 2004.

Sale of Ordinary Shares

On July 2, 2004, the Company successfully concluded a combined equity offering of 7,160,000 new shares to current and new shareholders. The new shares began trading on the Frankfurt Stock Exchange and the NASDAQ stock exchange on June 30, 2004. The shares were sold at €12.50 in a rights offering and at €12.00 per share and $14.55 per ADS in a global offering and yielded € 78.0 million after deducting underwriters’ fees and costs. The offering closed and payment for the shares was received on July 2, 2004. Total costs of the transaction were € 9,261,000.

Accumulated Other Comprehensive Loss

The balance of the components of accumulated other comprehensive loss as of December 31, 2004, 2003 and 2002 were as follows (in thousand €):

	December 31,
	2004	2003	2002
Unrealized gain on available-for-sale securities	497	651	621
Accumulated translation adjustments	(3,229)	(2,753)	(1,360)

Total accumulated other comprehensive loss	(2,732)	(2,102)	(739)

20. Employee Benefit Plan

GPC Biotech Inc. has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. contributes 50% of the first 4% of compensation contributed by each participant. Contributions are fully vested immediately. Costs of the plan, including the Company’s matching contribution, charged to operating expenses amounted to € 133,000, € 88,000 and € 64,000 in 2004, 2003 and 2002, respectively.

21. Contingencies

The Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows.

22. Subsequent Events

During January 2005, 23,360 fully vested stock options were exercised, resulting in the issuance of 23,360 ordinary shares with a nominal value of € 23,360.

23. Subsequent Events (unaudited)

On March 2, 2005, the Company acquired material assets of Axxima Pharmaceuticals AG, a Munich, Germany based kinase drug discovery firm. Axxima filed for insolvency in December 2004. These assets of Axxima were transferred to a newly formed company along with an additional € 8.7 million cash from new investors. GPC Biotech purchased this new company from the investors by issuing 1,311,098 shares.

Exhibit Index

Exhibit Number	Description
1	Articles of Association of GPC Biotech AG (English translation).*

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated June 2, 1997, by and between Mitotix, Inc. and the DuPont Merck Pharmaceuticals Company.*
4.6	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated April 3, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.7	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated July 30, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.8	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated October 1, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.9	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated December 28, 2000, by and between Mitotix, Inc. and Bristol-Myers Squibb Pharma Company.*

4.10	Collaboration and License Agreement, dated as of November 1, 2001, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.11	Amendment to Collaboration and License Agreement, dated as of June 30, 2002, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.12	Amendment to Collaboration and License Agreement, dated January 31, 2003, by and between ALTANA Pharma AG (formerly BYK Gulden Lomberg Chemische Fabrik GMBH) and GPC Biotech AG.*

1

4.13	3-Hybrid Collaboration and License Agreement dated as of January 31, 2003, by and between ALTANA Pharma AG and GPC Biotech AG.*

4.14	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated June 1, 2003 (English translation).*

4.15	Addendum to Service Agreement with Dr. Bernd Seizinger dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.16	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated September 1, 2003 (English translation).*

4.17	Addendum to Service Agreement with Dr. Mirko Scherer dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.18	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated March 5, 2004 (English translation).*

4.19	Addendum to Service Agreement with Dr. Sebastian Meier-Ewert dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.20	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated March 5, 2004 (English translation).*

4.21	Addendum to Service Agreement with Dr. Elmar Maier dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.22	Stock Option Plan 2004 (English translation).

4.23	Stock Option Plan 2002 (English translation).*

4.24	Stock Option Plan 2001 (English translation).*

4.25	Stock Option Plan 2000 (English translation).*
4.26	Option Terms dated September 1999 (English translation).*

4.27	Option Terms for 1997 (English translation).*

4.28	2002 Incentive Stock Option Plan.*

4.29	2001 Incentive Stock Option Plan.*

4.30	2000 Incentive Stock Option Plan.*

4.31	1999 U.S. Incentive Stock Option Plan.*

4.32	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004.

4.33	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.34	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.35	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004.

2

4.36	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.37	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.38	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.

* Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.

3