Form 20-F/A
period 2004-12-31
GPC BIOTECH AG
filed 2005-05-18
CIK 1117629

As filed with the Securities and Exchange Commission
                                on May 18, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None.
 Securities registered or to be registered pursuant to Section 12(g) of the Act.
--------------------------------------------------------------------------------
Title:
Ordinary Bearer Shares, without par value
American Depository Shares (as evidenced
by American Depository Receipts), each
representing one Ordinary Bearer Share
--------------------------------------------------------------------------------


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

                                                        Item 17   X Item 18

                                TABLE OF CONTENTS

PART I
Item 6:  Directors, Senior Management & Employees. . . . . . . . . . . . . 2

PART III
Item 19:  Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

                               CERTAIN DEFINITIONS

        In this Amendment No. 1 on Form 20-F/A ("Amendment No. 1") to the annual report of GPC Biotech AG on Form 20-F for the fiscal year ended December 31, 2004 (the "annual report"), unless otherwise provided, references to "GPC Biotech", "the company", "we", "us" and "our" refer to GPC Biotech AG and its wholly owned subsidiary, GPC Biotech Inc.

                                EXPLANATORY NOTE

        This Amendment No. 1 is being filed solely for the purpose of including additional disclosure in Item 6 regarding our exemptions from certain corporate governance rules of Nasdaq. The disclosure in this Amendment No. 1 speaks as of December 31, 2004. Except for the inclusion of such disclosure in Item 6, this Amendment No. 1 does not purport to amend, update or restate the information in our annual report as filed on March 31, 2005, or reflect any events that have occurred after the date on which the annual report was filed. In connection with this Amendment No. 1, we are including the certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

PART 1

Item 6.  Directors, Senior Management & Employees

        The following paragraphs are added to the disclosure under Item 6 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

Marketplace Rules Exemptions Granted by Nasdaq

        In 2004, in connection with our listing of American Depository Shares representing our ordinary shares on the Nasdaq National Market, Nasdaq granted us two exemptions with respect its Marketplace Rules.

     Quorum

        Nasdaq granted us an exemption with respect to Marketplace Rule 4350(f), which requires issuers' by-laws to establish a minimum quorum of 33 1/3 % for any meeting of the holders of common stock. Neither German law nor the rules and regulations promulgated by the Frankfurt Stock Exchange, the primary market for our shares, require a specific quorum for annual general meetings; therefore, our Articles of Association do not provide for a quorum. The absence of a quorum requirement in the Company's Articles of Association is consistent with German law and such a requirement would be contrary to generally accepted business practice in Germany.

     Shareholder Approval of Stock Option Plans

        Nasdaq granted us an exemption with respect to Marketplace Rule 4350(i)(1)(A), which requires issuers to obtain shareholder approval prior to the establishment of, or material amendment to, certain stock option or purchase plans. The exact terms and conditions of our equity compensation plans are not the subject of a shareholder vote at the annual general meeting. Instead, our shareholders only vote on the creation of underlying capital to service the equity awards and certain other general terms prescribed by German law and authorize the Management Board or, in respect of awards to be made to the members of our Management Board, the Supervisory Board, to determine the details of our equity compensation plans. It is intended that all such plans be established within the policies and programs approved by our Compensation Committee.

PART III

Item 19.  Exhibits

Exhibit
Number                     Description
-------                    -----------

12.3              Certification of the Principal Executive Officer pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002.

12.4 Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                                 GPC BIOTECH AG

                                                 By: /s/ Bernd R. Seizinger
                                                     ---------------------------

                                                 Name:  Bernd R. Seizinger
                                                 Title: Chief Executive Officer

                                                 By: /s/ Mirko Scherer
                                                     ---------------------------
                                                 Name:  Mirko Scherer
                                                 Title: Chief Financial Officer

May 18, 2005

                                  EXHIBIT INDEX

Exhibit
Number                     Description
-------                    -----------

12.3 Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.4 Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.