Form 20-F
period 2005-12-31
GPC BIOTECH AG
filed 2006-04-03
CIK 1117629

As filed with the Securities and Exchange Commission

on April 3, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-117629

GPC Biotech AG

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Fraunhoferstrasse 20, D-82152 Martinsried/Munich, Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

Ordinary Bearer Shares, without par value

American Depositary Shares (as evidenced

by American Depositary Receipts), each

representing one Ordinary Bearer Share

Name of each exchange on which registered:

NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

30,151,757 ordinary bearer shares at December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

Certain Definitions

In this annual report, references to “€” are to euro and references to “USD”, “U.S. $”, “$”, dollars and “U.S. dollars” are to United States dollars. We publish our financial statements in euro.

In this annual report, unless otherwise provided, references to “GPC Biotech”, “the company”, “we”, “us” and “our” refer to GPC Biotech AG and its wholly owned subsidiary, GPC Biotech Inc.

Forward-looking Statements

This annual report and the documents that we incorporate by reference include forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “could” and similar expressions. Forward-looking statements include, but are not limited to, statements about:

•	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our product candidates;

•	the timing and ultimate success in obtaining regulatory approval in the U.S., Europe or any other jurisdiction for our lead product candidate, satraplatin, or any of our other product candidates;

•	our ability to market, commercialize, achieve market acceptance for and sell our product candidates;

•	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in Item 3 of this annual report, “Key Information—Risk Factors”, starting on page 5 of this annual report, various sections of Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects”, and elsewhere in this annual report. Other factors, besides those listed here, could also adversely affect us.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. Except as required by law, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our 6-K reports to the SEC. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Enforceability of Civil Liabilities

We are organized under the laws of Germany. Most of our and our subsidiary’s directors and officers, as well as certain of the experts named in this annual report, are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers and these experts are located outside the United States. As a result, a shareholder may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws. In addition, a shareholder may not be able to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in Germany against us, our directors and officers and the persons named in this annual report.

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

	Year ended December 31,
	2005	2004	2003	2002	2001
	(amounts in thousands of euro, except share and per share data)
Statement of operations data:
Revenues	9,341	12,649	21,594	21,511	13,889
Research and development expenses	55,684	39,955	37,535	38,053	30,644
Impairment of goodwill	—	—	—	7,314	—
Acquired in-process research and development	683	—	—	—	—
Total operating expenses	77,374	53,541	51,068	57,907	45,239
Operating loss	(68,033)	(40,892)	(29,474)	(36,396)	(31,350)
Net loss	(62,207)	(39,927)	(26,831)	(32,934)	(26,217)
Per share data:
Basic and diluted loss per share	€(2.08)	€(1.60)	€(1.29)	€(1.59)	€(1.42)
Shares used in computing basic and diluted loss per share	29,877,348	24,950,638	20,731,535	20,688,515	18,509,398

	At December 31,
	2005	2004	2003	2002	2001
	(amounts in thousands of euro)
Balance sheet data:
Cash and cash equivalents(1)	30,559	59,421	34,947	39,947	91,245
Marketable securities and short-term investments	63,061	69,248	54,221	74,935	48,885
Total assets	139,263	141,893	101,564	132,333	167,860
Long-term debt, including capital lease obligations	—	—	959	1,528	1,680
Total shareholders’ equity	83,533	124,833	81,879	107,270	139,093

	Year ended December 31,
	2005	2004	2003	2002	2001
	(amounts in thousands of euro)
Other financial data:
Net cash provided by (used in) operating activities	(42,787)	(37,816)	(22,974)	(23,537)	2,372
Net cash provided by (used in) investing activities	33	(17,049)	18,723	(26,771)	1,477
Net cash provided by (used in) financing activities	11,501	79,672	42	(255)	35,019
Depreciation, amortization and impairment of tangible and intangible assets and goodwill	3,895	1,981	3,827	10,840	6,616

(1)	Does not include restricted cash of €1.6 million, €2.3 million and €2.5 million at December 31, 2005, 2004 and 2003, respectively.

Exchange Rate Information

The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of euro per U.S. dollar based on the Noon Buying Rates quoted by the Federal Reserve Bank of New York for euro expressed in U.S. dollars for one euro. No representation is made that the euro or the U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

	U.S. dollars for one euro
Year	High	Low	Period Average(1)	Period End
2005	1.3476	1.1667	1.2401	1.1842
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for the periods indicated are set forth below:

	U.S. dollars for one euro
Month	High	Low
September 2005	1.2538	1.2011
October 2005	1.2148	1.1914
November 2005	1.2067	1.1667
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2197	1.1886
March 2006

The Noon Buying Rate for the euro on March 31, 2006, was quoted by the Federal Reserve Bank of New York at 1.2139 U.S. dollars for one euro.

Item 3B. Capitalization and Indebtedness.

Not applicable.

Item 3C. Reasons for the offer and use of proceeds.

Not applicable.

RISK FACTORS

An investment in our shares or American Depository Shares, or ADSs, involves a high degree of risk. You should consider carefully the specific risk factors described below, together with all of the other information in this annual report. The trading price of our shares and ADSs could decline as a result of any of these risks, and you may lose part or all of your investment.

Risks Related to Our Business

We are substantially dependent on the success of our lead product candidate, satraplatin. If we do not receive regulatory approval or achieve market acceptance for satraplatin, we will be unable to commercialize satraplatin successfully.

We have expended significant time, money and effort developing satraplatin. In December 2005, we completed enrollment in a Phase 3 registrational trial, the SPARC trial, testing satraplatin as a second-line chemotherapy treatment of hormone refractory prostate cancer, or HRPC. We also began the rolling submission of a New Drug Application, or NDA, with the U.S. Food and Drug Administration, or FDA, with the goal to complete our NDA filing by the end of 2006. Before we or our partners can market and sell satraplatin, we will need to obtain necessary approvals from the FDA and similar regulatory agencies in Europe and elsewhere. Since satraplatin has received a fast track designation from the FDA as a potential second-line chemotherapy treatment for HRPC, it is eligible to be considered for an accelerated approval by the FDA. An accelerated approval could be advantageous since it may allow us to market and sell satraplatin at an earlier date than would be possible if we only seek and obtain full approval from the FDA. There is currently no procedural process in Europe equivalent to accelerated approval. As agreed with the FDA and the European Medicines Agency, or EMEA, the primary endpoint for the SPARC trial is progression-free survival and the secondary endpoints are overall survival and time to pain progression. If we seek an accelerated approval for satraplatin from the FDA, the FDA will review the progression-free survival data together with available overall survival data in considering whether to grant such an approval, whereas for any marketing authorization application filed with the EMEA, the EMEA will review such data in determining whether to grant full approval. If satraplatin is approved by the FDA on an accelerated basis it may be subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials. To obtain full approval from the FDA, we will need to submit final overall survival data to the agency for review or demonstrate that patients in the satraplatin arm of the trial derived a clear clinical benefit (such as delay in time to progression of pain) relative to the control arm.

The independent data monitoring board, or DMB, established for the SPARC trial has set a date in late April 2006 to conduct a pre-planned interim efficacy analysis of progression-free survival data from the SPARC trial. Full progression-free survival data are expected in the second half of 2006. Full overall survival data are anticipated in the second half of 2007. Although we expect data from the SPARC trial in 2006 and 2007, the timing and ultimate outcome of the review of the SPARC trial by regulatory agencies remain uncertain. With regard to the interim analysis, there also can be no assurances regarding any recommendation by the DMB based upon the interim analysis or whether data from such interim analysis would be sufficient to form the basis of a submission for regulatory approval in the United States or Europe. In addition, although satraplatin is eligible for accelerated approval by the FDA, the FDA may not grant an accelerated approval if it concludes that the progression-free survival data and available overall survival data do not demonstrate that satraplatin provides a meaningful therapeutic benefit to patients over existing treatments or that the data are otherwise inadequate to support the granting of an accelerated approval due to weaknesses, inconsistencies or differences in the data with respect to data subsets or subpopulations in the treatment group. Although the SPARC trial is modeled on an earlier 50 patient study, conducted by others, of satraplatin as a first line chemotherapy, the results from the earlier study may not accurately predict the results of the SPARC trial. If the trial fails to demonstrate that satraplatin is safe or effective in FDA’s risk/benefit evaluation, or the results of the trial are not statistically convincing, internally consistent or clinically meaningful or are otherwise deemed inadequate by the FDA, the EMEA or other regulatory agencies, full regulatory approval of satraplatin would be significantly delayed or may not be obtainable at all. Our strategy and timing for seeking regulatory approval of this drug may change depending on the results of our studies. In case of a delay, the overall costs of the program will increase and the time at which we can introduce the drug into the marketplace and begin to generate product revenues will also be delayed. Also, if regulatory approval is significantly delayed, competing therapies could be developed, which could decrease the market potential for satraplatin.

Even if we ultimately receive regulatory approval for satraplatin, satraplatin may not gain market acceptance. Furthermore, the availability of less expensive and/or more effective alternative treatments may affect our ability to successfully commercialize satraplatin.

Our other product candidates are in earlier stages of development. We may not successfully develop these product candidates. Even if their further development is successful, it will take several more years before we can file for regulatory approval of these product candidates. Therefore, if we fail to commercialize satraplatin, our ability to achieve profitability will be significantly delayed and our business prospects will be seriously limited, and you could lose all or part of your investment.

The development and commercialization of our lead product candidate, satraplatin, partially depends on the efforts of a third party and, therefore, we do not fully control its success and commercial viability in all territories around the world.

In December 2005, we entered into a co-development and license agreement for satraplatin with Pharmion GmbH, a wholly-owned subsidiary of Pharmion Corporation. Under the terms of the agreement, Pharmion has exclusive commercialization rights (including the right to develop, market and distribute) for satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand and will lead regulatory and commercial activities relating to the promotion and sale of satraplatin in those territories. We have also formed a joint development committee with Pharmion to coordinate, evaluate and expedite global development activities for satraplatin in a variety of tumor types. Pharmion has announced that, if supported by the results of the SPARC trial, they plan to file for marketing approval of satraplatin in Europe in the first quarter of 2007 but we cannot assure you that this filing or Pharmion’s other development and/or commercial activities for satraplatin in its territories will be timely or ultimately successful. Our success with respect to the commercialization of satraplatin in Pharmion’s territories depends largely and its development for other tumor types depends partially on Pharmion’s efforts, over which we have limited control. If Pharmion is not successful or does not adequately fulfill its obligations, our business may be adversely affected.

The primary patents covering satraplatin in the United States will expire in 2008 and 2010, and in 2009 in most other countries. If we and our licensor are unable to extend the protection of these patents beyond such dates, we may be subject to competition from third parties with products with the same active pharmaceutical ingredients as satraplatin.

Even if our product candidates and technologies are covered by valid and enforceable patents, the patents will provide protection only for a limited amount of time. For example, the primary patents covering the active pharmaceutical ingredient and anticancer use of satraplatin will expire in 2008 and 2010 in the United States, respectively, and in 2009 in most other countries. Thereafter, we will have no direct means to prevent third parties from making, selling, using or importing satraplatin in the United States, Europe or Japan. Instead, we and our licensor expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and comparable foreign legislation, to seek additional product exclusivity for satraplatin. While we believe that satraplatin will meet the Hatch-Waxman criteria for patent extension, delays in the completion of our Phase 3 registrational trial or in obtaining regulatory approval may jeopardize our ability to obtain a timely patent extension or a patent extension may ultimately not be granted. The terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended to our disadvantage. If we do not qualify or timely apply for such patent extension for satraplatin, the competition we will face upon expiration of the primary patents would increase significantly, reducing our potential revenues and harming our ability to achieve profitability.

Under the provisions of the Hatch-Waxman Act, we and our licensor may also have to defend one or more of our patents, if challenged. Although we are currently not involved in any litigation concerning our intellectual property related to satraplatin and we are not currently aware of any threats or challenges with respect to our product candidates, the risk of a challenge increases as our product candidates progress toward commercialization. Information about the patents covering drug products in the United States is published by the FDA in a publicly available database, Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. A competitor (usually a generic drug company) seeking to market a proposed competing or generic version of our drug products in the United States may notify us that its competing drug product would not infringe one or more patents listed in the Orange Book covering our product, or may challenge the validity or enforceability of one or more of our listed patents covering our product. Once we are so notified we would have 45 days in which to file a lawsuit claiming patent infringement based on the competitor’s assertion about the characteristics of its proposed product. If we file such a lawsuit within 45 days, the FDA is required to delay, or stay, final approval of the competing product for up to thirty months. If a court determines that the patent would be infringed by the product proposed in the competitor’s drug application, the FDA will not approve the application until the patent expires. If, however, the court decides that the patent would not be infringed, is invalid or is unenforceable, the FDA may approve the competitor’s drug application when that decision occurs. The FDA may approve the application at the thirty-month date, even if the litigation is ongoing. If litigation is pending and the FDA approves the application at the end of the thirty-month period, the competitor may launch a competing product. Under the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003, we are limited to only a single thirty-month stay per competing or generic drug application.

We have a history of losses and our future profitability is uncertain.

We have incurred losses in each year since our inception in 1997 because our research and development and general and administrative expenses exceeded our revenues. Our net loss for the years ended December 31, 2005, 2004 and 2003 was €62.2 million, €39.9 million and €26.8 million, respectively. As of December 31, 2005, we had an accumulated deficit of €229.5 million.

To attain profitability, we will need to develop and bring products to market. We have never generated revenue from product sales in the market, and there is no guarantee that we will be able to do so in the future.

We have expended significant funds in the initiation of additional clinical trials of satraplatin in other tumor types and as a combination therapy with other treatments. We expect to make substantial additional expenditures and incur substantial losses in the future as we continue our clinical trials of satraplatin, file for regulatory approvals and commercialize satraplatin, if and when we receive regulatory approvals. We also expect to make substantial expenditures to advance the development of 1D09C3, our monoclonal antibody, and to continue our other research activities. As our product candidates advance, we will continue to need resources for research and development activities, for regulatory approval filings and for commercialization of any approved drugs.

If satraplatin fails to show positive results in our ongoing Phase 3 registrational trial, we do not receive regulatory approval for satraplatin, or if satraplatin does not achieve market acceptance even if approved, we will not become profitable in the foreseeable future. Furthermore, if our other product candidates do not advance to clinical trials or fail in clinical trials, we may not be able to achieve or maintain profitability. If we fail to become or remain profitable, or if we are unable to fund our continuing expenses, we may be unable to continue our research and development programs, and you could lose all or part of your investment.

As our relationship with ALTANA Pharma matures, we will increasingly depend on our collaboration with Pharmion for a significant portion of our revenues. If this collaboration terminates early or Pharmion does not meet all or a significant portion of its obligations, it would materially impact our revenues and harm our business.

In the past three years, we have derived almost all of our revenues from our agreements with ALTANA Pharma AG, accounting for approximately 97% of our total revenue in 2005, 99% of our total revenue in 2004 and 94% of our total revenue in 2003. However, committed revenues from the collaboration and license agreement and the LeadCode™ agreement with ALTANA Pharma will continue to decrease substantially as the collaboration terms of those agreements approach their expiration in mid-2007.

Under our co-development and license agreement for satraplatin with Pharmion, we received an upfront payment of $37.1 million, which includes an $18 million reimbursement for past satraplatin clinical development costs and a $19.1 million payment for the funding of certain ongoing clinical development activities. Furthermore, Pharmion has an additional obligation to fund $22.2 million for shared costs incurred in connection with global development activities. We are also entitled to receive up to $105.5 million upon the achievement of initial regulatory filing and approval milestones, up to $105 million for achievement of significant annual sales milestones in the Pharmion territories and royalties on sales of satraplatin by Pharmion in its territories at rates of 26% to 30% on net annual sales up to $500 million, and 34% on net annual sales over $500 million.

These cost-sharing, milestone and royalty payments from Pharmion will represent a significant portion of our revenues for the foreseeable future. If Pharmion is unable to successfully commercialize satraplatin in its territories or is otherwise unable to meet its contractual obligations, it would have a significant impact on our revenues and financial results.

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

Satraplatin may face significant competition from other drugs that are either marketed or that may be developed for treating prostate cancer, as well as from other platinum-based compounds and other chemotherapy drugs.

In the prostate cancer market, currently approved drugs include Emcyt® (Pfizer, Inc.), Novantrone® (OSI Pharmaceuticals Inc./Serono S.A.), Quadramet® (Schering AG/CYTOGEN

Corporation), Metastron® (GE Healthcare/Medi-Physics, Inc.) and Taxotere® (Sanofi-Aventis S.A.). Novantrone and Quadramet are injectable pharmaceuticals approved for use in treating bone pain in cancer patients, and Emcyt is an oral drug used to relieve symptoms of advanced prostate cancer. The most recently approved of these prostate cancer drugs, Taxotere, is an injectable pharmaceutical that is approved in the United States and Europe, in combination with prednisone (a commonly used synthetic steroid), for the treatment of patients with advanced prostate cancer. Taxotere has been shown to prolong survival of patients with HRPC.

In addition to the drugs mentioned above, a Phase 2 clinical trial for Alimta® (Eli Lilly and Company) has recently been initiated, testing that drug as a second-line therapy for HRPC patients. Other examples of drugs in development for both advanced HRPC and earlier stages of prostate cancer, which may compete with satraplatin, are calcitriol (Novacea Inc.), Provenge® (Dendreon Corporation), ixabepilone (Bristol-Myers Squibb Company), Avastin™ (Genentech), Velcade® (Millenium Pharmaceuticals Inc./Johnson & Johnson Pharmaceutical Research & Development, LLC), and Nexavar® (Onyx Pharmaceuticals, Inc./Bayer Pharmaceuticals Corporation).

There are currently three marketed platinum-based drugs in the United States and in Europe. These are cisplatin, carboplatin and oxaliplatin. All three agents are administered intravenously and are not approved for the treatment of prostate cancer. In addition to these, there are other platinum-based compounds approved and/or marketed in Asian markets such as lobaplatin (China), nedaplatin (Japan) and eptaplatin (South Korea). These drugs are not approved, however, for the treatment of prostate cancer. All three of these are also administered intravenously. Another platinum-based drug, which is not currently on the market, is picoplatin. Picoplatin is administered intravenously and has shown activity for HRPC in a Phase 2 clinical trial. NeoRx has initiated a Phase 2 clinical trial with the intravenous formulation of picoplatin for the treatment of small-cell lung cancer (SCLC) that is resistant/refractory to cisplatin. If picoplatin does show efficacy in the clinic against disease that is resistant/refractory to cisplatin and if it is eventually approved for marketing, it could be a significant competitor to satraplatin. There are no reported clinical trials for an oral formulation of picoplatin. We are aware that other companies may be developing orally bioavailable platinum-based compounds. We are not aware, however, of any other orally bioavailable platinum-based compounds that are approved or are in Phase 3 clinical trials.

If 1D09C3 is approved and commercialized, it will face significant competition. Currently marketed antibodies for the treatment of non-Hodgkin’s lymphoma are Rituxan® (Biogen Idec, Inc./Genentech, Inc./Roche Holdings AG), Zevalin® (Biogen Idec, Inc./Schering AG), and Bexxar® (GlaxoSmithKline). Campath® (Berlex Laboratories) is approved for chronic lymphocytic leukemia. In addition, there are a number of other antibodies and other drugs in development for the treatment of lymphoma and leukemia.

1D09C3 could also be developed for the treatment of leukemias and melanoma. There is, and will continue to be, significant competition in these markets from both large molecule drugs (antibodies and other therapeutic proteins) and small molecule drugs.

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

Our business is affected by fluctuations in foreign exchange rates between the U.S. dollar and the euro. A significant portion of our revenues are denominated in U.S. dollars but are reported in euro. Therefore currency fluctuations could cause our revenues to decline. Historically, the majority of our expenses were denominated in euro, but, on a going forward basis we expect that the majority of our expenses will be denominated in U.S. dollars. The majority of our cash and cash equivalents are denominated in euro. In addition, we conduct clinical trials in many different countries, which exposes us to cost increases if the euro declines in value compared to the currencies of those countries.

We may need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our drug discovery, development and commercialization activities.

We may need to raise additional capital to fund our operations and clinical trials, to continue our research and development activities and to commercialize future product candidates.

We believe our cash, cash equivalents, marketable securities, and short-term investments on hand, as well as future payments we expect to receive from our collaborations with Pharmion and ALTANA Pharma and interest earned on our investments are sufficient to fund our anticipated operating requirements for at least the next 18 months. However, we may need to raise additional funds in the future. Our ability to raise additional funds will depend on financial, economic, market conditions and other factors, many of which are beyond our control. If necessary funds are not available to us on satisfactory terms, or at all, we may have to reduce expenditures for research and development and clinical trials, which could delay, reduce or eliminate our drug discovery, development and commercialization activities. Any delay in our development activities could delay our ability to commercialize a product.

Our success depends on recruiting and retaining key personnel and, if we fail to do so, it may be more difficult for us to execute our business strategy.

We depend on key members of our management team and scientific personnel. The loss of key managers or scientists, such as Marcel Rozencweig, our senior vice president for drug development, could delay the advancement of our research and development activities. We do not maintain any key man insurance. The implementation of our business strategy and our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, regulatory approval, and sales and marketing.

We face competition for personnel from other companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

The members of the Management Board and of the management team identified in Item 6 entitled “Directors, Senior Management and Employees” comprise our key employees. The members of our Management Board have service agreements for a term of four years each, except for Dr. Seizinger who has a service agreement for a term of five years. The Germany-based member of the management team, David Bancroft, has a standard German employment contract of indefinite duration subject to termination in accordance with applicable law and upon reaching the age of 65. In the United States, only Gregory Hamm has an employment contract; the employment relationships of all other US-based members of our management team are terminable at will.

We expect to expand our research, clinical development, and sales and marketing capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

As our research and development programs continue to advance, we expect that the number of our employees and the scope of our operations will grow. Our operations may also expand as the result of mergers and acquisitions, such as the acquisition of substantially all of the assets of Axxima Pharmaceuticals AG and the related hiring of 40 former employees of Axxima at the time of the acquisition in early 2005. To manage our anticipated future growth, we must continue to improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because we are a relatively small company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations, including the establishment of a sales and marketing force, could increase our costs significantly and may divert our management and business development resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage future growth effectively.

We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We hold licenses granted by Spectrum Pharmaceuticals, Inc. for satraplatin, and by MorphoSys AG for our antibody product candidate, 1D09C3, and by other parties related to certain of our pre-clinical research projects. In addition, because the field of antibody therapeutics is characterized by a large amount of intellectual property, we also have a number of other licenses in addition to our license from MorphoSys related to the discovery or the production and commercialization of 1D09C3. We also hold licenses to third party patents important for our research technologies. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug candidates or technologies. Our ownership of patents relating to some or all of our products will not reduce our reliance on these and other third party patents.

Our agreement with Spectrum Pharmaceuticals is a sublicense under a license agreement between Spectrum Pharmaceuticals and Johnson Matthey Plc. We must therefore rely on Spectrum Pharmaceuticals to enforce its rights and Johnson Matthey’s obligations under their license agreement. If Spectrum Pharmaceuticals were to become insolvent or go into receivership, we would have limited access to assets related to satraplatin and limited ability to enforce directly any of Spectrum

Pharmaceuticals’ rights or Johnson Matthey’s obligations under such agreement. As a result, our development and commercialization of satraplatin could be significantly delayed or prevented.

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

We depend and will depend on supply, quality and other agreements for compounds that are essential for the development and commercialization of our product candidates, including satraplatin. In 2005, we entered into an exclusive commercial supply agreement with Johnson Matthey for additional supplies of the active pharmaceutical ingredient (API) for satraplatin for future clinical trials, as well as for commercial amounts of satraplatin. Johnson Matthey has been our sole supplier of satraplatin to date. If supply of satraplatin from Johnson Matthey were to be interrupted for any reason, we estimate that identifying and contracting with an alternative supplier for satraplatin would cost approximately $1 million.

Satraplatin manufacturing runs conducted to validate the process at commercial scale are scheduled for the fourth quarter of 2006. If Johnson Matthey is unable to successfully complete these validation runs, or if unforeseen problems arise during such runs, the regulatory approval or commercial launch of satraplatin may be delayed or there may be a shortage of supply, which could negatively affect our future product sales.

To date, the sole supplier of 1D09C3, our monoclonal antibody product candidate, has been ICOS Corporation. We believe that the initial supplies manufactured by ICOS are sufficient for our current and planned Phase 1/2 clinical trials, however, we are in the process of selecting a vendor for late-stage clinical development (Phase 3) and commercial manufacture. Even though we have taken steps to assure the stability of our existing supplies, the material may degrade or otherwise become unacceptable for completion of our planned early-stage trials. Additionally, a strategic change in the current clinical development plan may require supplies beyond what is available from the existing inventory of material. Since supplies from the vendor being selected for late-stage development would not be available for at least 24 months, this could result in a delay in the clinical development of 1D09C3 until replacement or additional supplies become available.

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

To date, our product candidates have been manufactured at the scale required for preclinical studies or clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to have it manufactured in commercial quantities. We have selected a commercial vendor for satraplatin finished product but have not yet completed the supply agreement. A secondary or backup commercial supplier for satraplatin finished product has not yet been selected. We are also currently negotiating a contract with a vendor for the packaging and labeling of satraplatin for commercial sale. At the present time, we have a single clinical supply manufacturer for 1D09C3; other potential manufacturers have been identified, but have not been evaluated.

We rely on third parties to conduct clinical trials and assist with preclinical activities. If they do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In particular, with regard to our Phase 3 registrational trial for satraplatin, we have contracts with two contract research organizations, PharmaNet LLC and Cvitkovic Associés Consultants S.A. In the event that one of these contract research organizations were to terminate its agreement with us, we would shift the full responsibility for conducting the trial to the remaining contract research organization. In the event that both of our contract research organizations were to terminate their agreements with us and, as a result, we needed to transfer responsibilities to a new contract research organization, we believe we could engage one or more new contract research organizations with sufficient qualifications and international capabilities. Any of the foregoing events could, however, cause significant delays, disruptions and cost increases in our satraplatin trials.

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

We may not be successful in building an internal marketing and sales organization and are, and may continue to be, dependent upon collaborative arrangements to complete the development and commercialization of satraplatin in the United States and certain other key territories and of our other product candidates. These collaborative arrangements may place the development and commercialization of our product candidates outside of our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

We have limited experience in selling, marketing or distributing products and if we receive regulatory approval to commence commercial sales of satraplatin or any of our product candidates, we will either have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability, or engage one or more collaboration partners, such as a pharmaceutical or other healthcare company with an existing distribution network and direct sales and marketing organization such as the relationship we have established with Pharmion for Europe and certain other territories. We cannot assure you that we will be successful in the timely establishment of an internal sales and marketing organization to market and sell satraplatin in the United States and other territories not covered by our agreement with Pharmion and/or in finding appropriate partners on terms favorable to us. Our failure to do so may cause us to have to enter into such collaborative arrangements on terms not favorable to us, which could adversely affect our ability to generate revenues from the sale of our product candidates. It could also delay or hinder our ability to develop and commercialize our product candidates and could increase our costs of development and commercialization.

Dependence on collaborative arrangements will subject us to a number of additional risks, including:

•	we may not be able to control the amount or timing of resources that our collaborators may devote to the product candidates;

•	we may have to relinquish important rights, including intellectual property, marketing and distribution rights with respect to satraplatin or any of our other product candidates;

•	should a collaborator fail to develop or commercialize one of our product candidates, we may not receive any future milestone payments or royalties;

•	a collaborator could separately move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors;

•	our collaborators may experience financial difficulties;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement; and

•	collaborative research and development arrangements are often terminated or allowed to expire, which may delay the development and may increase the cost of developing our product candidates.

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

In connection with clinical trials, we face risks that:

•	the product candidate may not be efficacious;

•	the product candidate may cause harmful side effects or patients may die;

•	the results may not confirm the results of earlier trials; or

•	the results may not meet the level of statistical significance or clinical benefit required by the FDA or other regulatory agencies.

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

We have had an “End-of-Phase 2 Meeting” with the FDA and completed a Special Protocol Assessment under which the FDA has evaluated our registrational approach for satraplatin to assess whether it is adequate to meet scientific and regulatory requirements in the United States. As a result, the FDA confirmed its agreement with us that successful completion of the SPARC trial will form the primary basis for an efficacy claim, if executed flawlessly. In 2004, we also received a Scientific Advice Letter from the European Medicines Agency, or EMEA, relating to our registrational approach for satraplatin in the European Union and in February 2006 received Additional Scientific Advice pertaining to the content of the clinical data required for a submission based upon progression-free survival. The 2004 Scientific Advice Letter from the EMEA also identifies specific issues to be addressed in the clinical trial program and indicates that if the clinical data are not sufficiently convincing, then one Phase 3 trial will be insufficient to obtain approval. A successful “End-of-Phase 2 Meeting”, Special Protocol Assessment and a Scientific Advice Letter, however, do not guarantee that satraplatin will receive regulatory approval and, in any event, are subject to further developments in the medical and regulatory field. If the trial fails to demonstrate that satraplatin is safe or effective in FDA’s risk/benefit evaluation, or the results of the trial are not statistically convincing, internally consistent or clinically meaningful or are otherwise deemed inadequate by the FDA, the EMEA or other regulatory agencies, regulatory approval of satraplatin would be significantly delayed or may not be obtainable at all.

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

Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for any drug products we may eventually sell or exclusion of our drug products from reimbursement programs. The U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law in December 2003. This law has only recently been implemented and it is difficult to predict how it will impact the reimbursement of cancer therapies. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could adversely affect our potential product revenues and our ability to achieve profitability.

Obtaining and maintaining reimbursement status is time consuming and costly. There is significant uncertainty as to the reimbursement status of newly approved medical products. Third-party payors may not reimburse for treatments with our drugs or they may delay making the decision to reimburse. Either of these would reduce the commercial value of the drug to us.

In certain foreign markets, including much of Europe, the pricing, and especially the reimbursement under social security systems, of prescription pharmaceuticals is subject to government control. These governments or related bodies may deny reimbursement status or establish prices for products we may introduce at levels that are too low to enable us to realize an appropriate return on our investment in product development.

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

Our success depends in part on our ability, and the ability of our licensors, to obtain patent protection for technologies, products and processes, to preserve trade secrets, to defend and enforce rights against infringement and to operate without infringing the proprietary rights of third parties, in the United States, Europe and elsewhere. The validity and breadth of claims in medical or pharmaceutical technology and biotechnology or life science patents involve complex legal and factual questions and, therefore, may be highly uncertain. For example, the value of our intellectual property rights depend on whether:

•	the inventors of our patents, or those we co-own or license were the first to make the inventions, or the first to file patent applications covering the intellectual property important for our business;

•	we will develop, co-develop, acquire or license additional technologies or product candidates that are patentable;

•	the scope of any patent protection we, the co-owners of our intellectual property rights or our licensors receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors will provide protection for commercially viable products, or be held valid if subsequently challenged;

•	our licensors effectively prosecute, maintain, defend, extend and enforce the patents and patent applications we have licensed;

•	patent authorities will grant patents to our competitors or others that restrict our business based on applications they have filed or may file;

•	we will be able to detect, or, if detected, defend in an effective manner against infringement of any patent we, the co-owners of our intellectual property rights or our licensors receive;

•	others claim rights in, or ownership of, the patents and other proprietary rights that we hold or license;

•	any patent that we, the co-owners of our intellectual property rights or our licensors receive will be eligible under, and benefit from, any laws or regulations governing patent term extension;

•	the patents of others have an adverse effect on our business; or

•	others have developed or will develop similar technologies, product candidates, products or processes, duplicate any of those, or design around any patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors, particularly in relation to satraplatin and 1D09C3.

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

Patents, if issued, may be challenged, invalidated or circumvented. United States patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings. Foreign patents may be subject to opposition or comparable proceedings. Moreover, the Federal Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes. Such proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly and time-consuming, and even if we were to prevail, would distract management. Although we are not currently facing any threats of these types of legal actions with respect to our product candidates, the risk of these legal actions increases as our product candidates progress toward commercialization and should they ultimately be approved and commercialized.

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

We depend on third parties, such as patent-annuity payment companies, to pay the annuity, renewal and other fees required to maintain our patents and patent applications. Non- payment or delay in the payment of these fees is likely to result in irrevocable loss of patents or patent rights important to our business.

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

Many of our and our collaborators research and development employees and/or consultants work in Germany or other European countries and are subject to German employment law or comparable rules in other European jurisdictions. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen) or similar European legislation, which regulates the ownership of, and compensation for, inventions made by employees. For such inventions, we face the risk that disputes can occur between employer and employee, ex-employee, or employers of our consultants pertaining to alleged non-adherence to the provisions of this act. Even if we, the co-owners of our intellectual property rights or licensors prevailed in any such dispute, such action could result in substantial costs and be a distraction to management. If we fail in such dispute, in addition to paying substantial money damages, we may lose valuable intellectual property rights.

Claims that we infringe a third party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop our development and commercialization efforts.

The pharmaceutical, biotechnology and other life sciences industries are characterized by the existence of a large number of patents and frequent litigation based upon allegations of patent infringement. The owners or licensees of these and other patents may file one or more injunctive or infringement actions against us or our collaborators or licensees. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may result in us paying substantial money damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our collaborators or licensees, we or our partners or licensees may be forced to stop or delay developing, manufacturing or selling products that are claimed to infringe a third party’s intellectual property unless that party grants us or our collaborators or licensees rights to use its intellectual property. In these cases, we or our collaborators or licensees may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we or our collaborators or licensees may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our collaborators, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we or our collaborators or licensees may be unable to commercialize some of our products or may have to discontinue development or use of a technology or product candidate or cease some of our or their business operations as a result of patent infringement claims, which could severely harm our business.

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

We may be required to pay substantial money damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers or other third parties.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors, or at universities. We and our employees have received information from third parties that such third parties may believe was received or should be treated under an obligation of confidentiality. Although no claims against us are currently pending, we may in the future be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying substantial money damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could delay or prevent our ability to commercialize one or more of our product candidates.

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

We maintain limited product liability insurance for our product candidates when used in clinical trials. In several countries that have legally mandated amounts of coverage, we have purchased insurance to meet these requirements, which varies widely from €1.0 million per study in Hungary to €50.0 million in Germany. For other countries, such as the United States, where there is no such legal mandate, our insurance coverage is limited to $20 million per occurrence and in the aggregate. We expect to obtain more extensive product liability insurance for any products that we may eventually commercialize when it is economical and appropriate to do so, given the level of premiums and the risk and magnitude of potential liability. We may not be able to obtain insurance on acceptable terms or at all or the amount of insurance we have may not be adequate to cover potential claims or losses. Uninsured losses would adversely affect our profitability.

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

Risks Related to an Investment in Our Company

The price of our shares and ADSs is highly volatile and could decline significantly.

The market price of our ordinary shares and our ADSs historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, during the period from January 1, 2005 to December 31, 2005, the price per share of our ordinary shares on XETRA ranged from €7.99 to €11.90. During the period from January 1, 2005 to December 31, 2005, the price per ADS on the Nasdaq National Market, or Nasdaq, ranged from $10.56 to $15.11. We may experience a material decline in the market price of our shares or ADSs, regardless of our operating performance.

Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

•	adverse results or delays in our clinical trial programs, especially our current Phase 3 registrational trial for satraplatin;

•	FDA or other regulatory actions;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	departures of key personnel;

•	changes in third party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

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

As of December 31, 2005, members of our Supervisory Board and Management Board together held approximately 2.00% of our outstanding shares. Subject to Company policies and applicable law, we and members of our Supervisory Board and our Management Board are free to issue, offer, sell or otherwise dispose of shares.

Rights as a shareholder in a German corporation may differ from rights customary for a shareholder in a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany. Our shareholders should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences are described in greater detail in Item 4 of this Annual Report under “German Corporate Law”.

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

If we are treated as a PFIC for any taxable year, U.S. investors in our shares or ADSs may be able to make an election to “mark-to-market” our shares or ADSs each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares or ADSs.

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

We currently believe that we will not be treated as a PFIC for the taxable year ended December 31, 2005. The determination of whether we are a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our share price. Therefore, it is possible that we could be classified as a PFIC for any particular year.

Item 4. Information on the Company

INTRODUCTION

History and Development

The legal and commercial name of our company is GPC Biotech AG. We were originally formed as a limited liability company (Gesellschaft mit beschränkter Haftung or GmbH) under German law in January 1997. In Feburary 1998, we transformed into a stock corporation (Aktiengesellschaft or AG) under German law and changed our name to GPC Aktiengesellschaft Genome Pharmaceuticals Corporation. On March 3, 2000, we changed our name to GPC Biotech AG. Our principal executive offices are located at Fraunhoferstrasse 20, D-82152 Martinsried/Munich, Germany and our telephone number is 011 49 89 8565 2600. Our corporate website is located at www.gpc-biotech.com. Our authorized representative in the United States is Brent Hatzis-Schoch, Vice President & General Counsel, and our agent for service in the United States is our U.S. subsidiary, GPC Biotech Inc., located at 610 Lincoln Street, Waltham, MA 02451.

Our ordinary shares are traded on the Frankfurt Stock Exchange under the symbol “GPC” and in June 2004, we listed American Depository Shares representing our ordinary shares on Nasdaq under the symbol “GPCB”.

We focus our efforts on oncology drug discovery and development. In March 2000, we acquired Mitotix, Inc., a U.S. drug discovery and development company focused on treatments for cancer and fungal infections. The total purchase price for the acquisition was approximately €31.2 million, which we paid for with our ordinary shares. After the acquisition, Mitotix, Inc. changed its name to GPC Biotech Inc.

In September 2002, we licensed satraplatin, our late stage chemotherapy product candidate for the second-line chemotherapy treatment of HRPC, from Spectrum Pharmaceuticals, Inc.

In March 2005, we acquired substantially all of the assets and hired certain of the discovery scientists of Axxima, a Munich-based biotechnology firm. This transaction added complementary expertise and capabilities in the area of kinase-based drug discovery.

In December 2005, we entered into a co-development and license agreement for satraplatin with Pharmion. Under the terms of the agreement, Pharmion gained exclusive commercialization rights for Europe, the Middle East, including Turkey, Australia and New Zealand. We retain all our current rights in the U.S. as well as other key non-European markets, such as Japan.

Capital Expenditures

The following table sets forth our capital expenditures, including purchases under capital lease obligations in fiscal years 2005, 2004 and 2003.

	Fiscal Year ended December 31,
	2005	2004	2003
Property, equipment and licenses	4,549	1,071	1,669

Total	4,549	1,071	1,669

We finance our current capital expenditures out of our cash resources. Of our total capital expenditures in fiscal years 2005, 2004 and 2003, 17.2%, 29.0%, and 16.2% %, respectively, were invested in the United States.

Business Overview

GPC Biotech is a biopharmaceutical company with a mission to discover, develop and commercialize new drugs to treat cancer. We have drug candidates in different stages of development. Our drug pipeline is composed of drug candidates developed by our internal research teams as well as drug candidates that were licensed from other parties. We currently have no revenues from the sale of products.

Our lead product candidate is satraplatin, a platinum-based compound intended for use as a chemotherapy treatment. Platinum-based drugs have been clinically proven to be one of the most effective classes of anticancer therapies and are used to treat a wide range of cancers. Unlike currently marketed platinum-based drugs, satraplatin is administered orally. In December 2005, enrollment was completed in a Phase 3 registrational trial with satraplatin as a second-line chemotherapy treatment for HRPC. This study, the SPARC trial, enrolled a total of 950 patients at approximately 200 sites in sixteen countries on four continents.

There is currently no approved second-line chemotherapy treatment regimen for patients who fail first-line chemotherapy treatment for HRPC. We were therefore able to obtain fast-track designation from the FDA for satraplatin in this disease setting and we began the rolling submission of an NDA with the FDA for satraplatin in combination with prednisone as a second-line chemotherapy treatment for patients with HRPC in December 2005. To begin the rolling NDA process, we submitted to the FDA the chemistry, manufacturing and controls, or CMC, section of the NDA filing. The rolling submission process enables companies that have been granted fast track designation by the FDA to submit sections of the NDA to the agency as they become available, allowing the review process to begin before the complete dossier has been submitted. Our goal is to complete the NDA filing by the end of 2006.

Based on clinical data from earlier clinical trials, we believe that satraplatin may have application in a number of cancers. During 2005, we initiated several additional clinical trials exploring satraplatin in various tumor types and as a combination therapy with other cancer treatments.

In December 2005, we signed a major co-development and license agreement with Pharmion for satraplatin. Under this collaboration, Pharmion gained exclusive commercialization rights to satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand. We retain our current rights to the U.S., as well as other key non-European markets, including Japan.

Our second most advanced product candidate is 1D09C3, a monoclonal antibody that is in a Phase 1 clinical trial and is intended for the treatment of selected leukemias and lymphomas, including non-Hodgkin’s lymphoma. A monoclonal antibody is an immune system related protein that binds preferentially to one type of foreign substance, potentially stimulating a biological response. We initiated a clinical trial for 1D09C3 early in 2005. The aim of this trial is to assess the safety of this drug and to recommend a dose for Phase 2 clinical trials. Furthermore, we have several distinct research programs to discover new anticancer drug candidates.

In addition to our research and development programs, we also have an ongoing technology collaboration with ALTANA Pharma pursuant to which we are assisting ALTANA Pharma with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Effective January 2003, we also entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™.

On March 2, 2005, we entered into an Asset Purchase Agreement for the acquisition of substantially all of the assets of Axxima, a kinase drug discovery firm based in Munich, Germany, which filed for insolvency in December 2004. Axxima’s assets were transferred to a newly formed holding company. We purchased the holding company, which, in addition to substantially all of the assets of Axxima, held a net €8.7 million cash infusion from investors and substantially all of Axxima’s patents, patent applications and know-how as well as several early-stage drug discovery programs in the areas of cancer. We purchased this new company from the investors with approximately 1.3 million newly issued shares of GPC Biotech. At the time of the transaction, we also hired 40 employees of Axxima to further strengthen our own drug discovery capabilities.

In past years, we have funded our operations primarily through the sale of equity securities, payments received under our agreements with ALTANA Pharma and other pharmaceutical companies, interest earned on investments and other sources of funding. We expect to continue to fund our operations over the next several years primarily through our existing cash resources, future payments from Pharmion and ALTANA Pharma, interest earned on investments and potential future sales of equity securities. Payments received from our partner, Pharmion, for shared development costs will also offset a portion of future development costs.

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

Our goals are to discover, develop and commercialize new anticancer drugs. We are pursuing these goals through the following strategies:

•	Enhance the commercial value of satraplatin to us. We believe that we have the internal expertise and the financial resources to conduct our initiated and additional planned clinical trials for satraplatin. We have partnered with a pharmaceutical firm with development, marketing and sales expertise in Europe and certain other territories. We believe this partnership will help us to maximize the value of satraplatin to us in these key markets. Additionally, this partner will assist us in funding satraplatin’s development. For the U.S., our goal is to take the lead in marketing and sales for satraplatin. We do, however, continue to hold open the possibility of entering into a co-promotion, profit-sharing or other form of strategic alliance for the U.S. market with a pharmaceutical or biotechnology firm to maximize the commercial potential of satraplatin. For other key markets, including Japan, we expect to enter into (an) additional strategic alliance(s). Clinical trials with satraplatin conducted by others have demonstrated beneficial activity in prostate cancer, as well as in other cancers, such as ovarian cancer and lung cancer, and have also demonstrated beneficial effects when combined with other chemotherapy drugs or when combined with radiation therapy. As part of our satraplatin development program, we have initiated several studies with satraplatin in addition to the SPARC registrational trial.

•

Build a strong portfolio of oncology drugs.    We are using our internal research expertise to help us identify promising new drug discovery projects and to initiate new drug discovery programs. We have further enhanced our internal discovery capabilities through the acquisition of substantially all of the assets of Axxima Pharmaceuticals and the related hiring of certain of their former employees. To support our internal research efforts, we seek to leverage our external network of experts in the oncology field to identify and evaluate in-licensing opportunities. This strategy has already proven successful in the in-licensing of satraplatin, and we continue to evaluate numerous opportunities on an ongoing basis. Additionally, to diversify the inherent risk associated with the development of anticancer drugs, we work on a diverse group of anticancer drug candidates. For example, we seek to diversify our risk profile by developing product candidates that have known and validated mechanisms of action, such as satraplatin, as well as developing product candidates that have novel mechanisms of action.

•	Use our internal expertise to find the fastest path to market approval for our product candidates. When planning our approach for obtaining regulatory approval for a new anticancer drug candidate, we seek to minimize the time to market and maximize the likelihood of approval. We do this by designing registrational trials targeted at disease settings where no effective treatment alternatives exist. Additionally, we discuss our clinical trial plans with the relevant regulatory authorities prior to initiating clinical trials to ensure that our trial designs will be acceptable to these regulatory authorities. For our lead product candidate, satraplatin, we have obtained fast track designation from the FDA, participated in an “End-of-Phase 2 Meeting” with the FDA and completed a Special Protocol Assessment thereby obtaining a meaningful review of our overall registrational approach by the FDA. Additionally, we have obtained a Scientific Advice Letter from the EMEA providing the EMEA’s perspective on our registrational approach for satraplatin and also have received Additional Scientific Advice from the EMEA in February 2006 pertaining to the content of the clinical data required for a submission based upon progression-free survival. We expect to take a similar approach for our other product candidates. We have assembled a clinical development team that is highly experienced in designing and conducting successful clinical trial programs.

Our Product Pipeline

Cancer is the second leading cause of death in the United States after cardiovascular disease. The American Cancer Society estimates that in 2006 there will be 1,399,790 new cases of cancer diagnosed and 564,830 deaths attributable to cancer in the United States. According to GLOBOCAN 2000, in the year 2000, there were a total of 1,296,000 new cases of cancer and 789,000 deaths attributable to cancer in the United Kingdom, Germany, France, Italy and Spain.

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

The following table summarizes the development status of our product candidates and research programs:

Product Candidate	Indication	Development Status

Satraplatin	Second-line chemotherapy of HRPC	Phase 3—registrational trial enrollment complete

	Metastatic breast cancer	Phase 2—trial on going

	Combination with Taxol® in NSCLC	Phase 2—trial ongoing

	Combination with radiation therapy in non-small cell lung cancer (NSCLC)	Phase 1/2—trial ongoing

	Combination with Taxotere® in advanced solid tumors	Phase 1—trials ongoing

Monoclonal Antibody (1D09C3)	Relapsed/refractory B-cell lymphomas	Phase 1—trial ongoing

Cell Cycle Inhibitors	Various refractory cancers	Preclinical trials—ongoing

Multiple Programs Focused on Novel Kinase Inhibitors	Various cancers	Research—ongoing

Satraplatin

Our lead product candidate is satraplatin, a member of the platinum family of drugs. Platinum-based drugs represent one of the mainstays of modern chemotherapy and are used to treat a wide variety of cancers. We licensed the exclusive commercial rights to satraplatin, including the right to sublicense, in the field of treating cancer in humans, from Spectrum Pharmaceuticals at the end of the third quarter of 2002. In December 2005, we entered into a co-development and license agreement for satraplatin with Pharmion for Europe, the Middle East, including Turkey, Australia and New Zealand.

Market Opportunity.    Three platinum-based drugs are currently marketed in the United States and Europe: carboplatin, cisplatin and oxaliplatin. These platinum-based drugs are used to treat more than 34 different cancers; in many cases regimens containing a platinum-based drug represent the current standard of care. Another platinum-based drug, which is not currently on the market, is picoplatin. Picoplatin is administered intravenously and has shown activity for HRPC in a Phase 2 clinical trial. NeoRx has initiated a Phase 2 clinical trial with the intravenous formulation of picoplatin for the treatment of SCLC that is resistant/refractory to cisplatin. Unlike these platinum-based drugs, which are administered intravenously, satraplatin is administered orally in the form of capsules. Satraplatin has been studied in a variety of adult cancers in clinical trials conducted by others that in total have enrolled over 600 patients, excluding our SPARC trial. In randomized clinical trials, satraplatin has shown anticancer activity in HRPC and is the only platinum-based compound for which such clinical data have been generated. Additional Phase 2 trials for satraplatin have been completed by others in ovarian cancer and SCLC. Our goal is to develop satraplatin not only for the treatment of prostate cancer, but also for other cancers that are known to respond to treatment with platinum-based drugs.

Prostate Cancer and Existing Treatment Regimens.    Prostate cancer is the most common cancer among men and the second leading cause of cancer deaths in men in the United States. Of the 720,280 new cases of cancer that are anticipated in American men in 2006, the American Cancer Society estimates that 234,460 of those cases will be men diagnosed with prostate cancer. Moreover, of the estimated 291,270 men in the United States who are expected to die of cancer in 2006, 27,350 of those men are expected to die of prostate cancer. Since the risk of prostate cancer increases with age, the aging of the overall population over the next several decades is expected to further increase the number of prostate cancer patients.

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

While most prostate cancer patients initially respond to hormone ablation therapy, the vast majority eventually relapse, becoming refractory to hormone treatment, typically after 24 to 30 months of treatment. According to the estimates of Datamonitor plc, approximately 70,000 men with prostate cancer in the United States were hormone refractory in 2002. For these HRPC patients, subsequent treatment involves a limited number of options, including chemotherapy and radiation therapy. Important advancements have been made in recent years in treating HRPC. In particular, for the first time, clinical trials with Taxotere® (docetaxel) showed that chemotherapy can prolong the survival of patients with HRPC. Taxotere was approved in both the U.S. and Europe in 2004 as a chemotherapy treatment for HRPC.

The increasing use of chemotherapy in prostate cancer is creating a greater need for additional effective therapeutic options for HRPC patients, especially for second-line chemotherapy treatments because a cure is not expected in HRPC with currently approved first-line chemotherapy treatments, including Taxotere regimens. Enrollment has completed in a Phase 3 registrational trial evaluating satraplatin as a second-line chemotherapy treatment in HRPC and satraplatin is believed to be the only compound currently in Phase 3 clinical testing for this indication.

History and Prior Clinical Trials of Satraplatin.    Satraplatin was invented and synthesized by scientists at Johnson Matthey as part of a collaboration with Bristol-Myers Squibb to find new platinum-based chemotherapy drugs. Unlike any of the marketed platinum-based drugs, satraplatin showed anticancer activity when administered orally.

Between 1992 and 1999, Bristol-Myers Squibb initiated 29 clinical trials of satraplatin in a variety of cancers. A total of 615 patients were enrolled in these trials. Satraplatin demonstrated anticancer activity in various cancers in these trials, including prostate cancer, ovarian cancer and SCLC. Additionally, satraplatin demonstrated anticancer activity in cancers of the head and neck and NSCLC when given in combination with radiation therapy.

The following chart summarizes selected clinical studies involving satraplatin that were sponsored by Bristol-Myers Squibb.

Indication	Clinical Status	Date Initiated
First-line chemotherapy of HRPC	50-patient randomized Phase 3 trial conducted by the European Organization for Research and Treatment of Cancer (EORTC)	1998
Second-line chemotherapy of ovarian cancer	Randomized Phase 2 trial	1995
First-line chemotherapy of SCLC	Phase 2 trial	1994
Combination with paclitaxel in various cancers	Phase 1 trial	1996
Combination with radiation therapy in various cancers	Phase 1 trial	1997
Combination with etoposide in various cancers	Phase 1 trial	1994

The most important of the clinical trials initiated during this period was a randomized Phase 3 trial comparing outcomes in a group of HRPC patients who received satraplatin plus prednisone to outcomes in another group that received prednisone alone. Bristol-Myers Squibb initiated this clinical trial in 1998 with the intention of enrolling 380 patients. The trial was conducted by the EORTC. In 1999, Bristol-Myers Squibb terminated its satraplatin program as part of a strategic realignment of its development portfolio. At that time the EORTC had entered 50 patients into the trial. The EORTC investigators continued to treat these 50 patients until either their cancer progressed or they died. The EORTC investigators reported the results at the 2003 Annual Meeting of the American Society of Clinical Oncology and the results were published in the peer-reviewed medical journal Oncology in February 2005. The major finding from the trial was a significant prolongation of time during which patients lived without their cancer progressing (progression-free survival) in the group treated with satraplatin plus prednisone.

The results also showed that a statistically greater proportion of patients treated with satraplatin plus prednisone experienced a decline of more than 50% of prostate-specific antigen in their blood as compared with pre-treatment levels. The blood of prostate cancer patients usually contains elevated levels of prostate-specific antigen. Many clinicians use this protein in the diagnosis of prostate cancer, in measuring response to treatment and in monitoring the recurrence and progression of this cancer, although currently this measure is not an accepted endpoint for the conduct of regstrational clinical trials in the U.S. and Europe.

Comparison of the median overall survival of the two groups in this trial showed a numerical trend favoring the satraplatin plus prednisone group, but this difference was not considered statistically significant. We believe that the inability to show a statistically significant difference in median overall survival in this trial may be due to the enrollment of only 50 patients instead of the initially planned total of 380. We believe the number of patients was probably too small to yield a significant difference in overall survival between the two treatment groups. However, it may be that no significant difference would have been observed had this trial been completed as initially planned.

Finally, a review of the clinical laboratory data and the adverse events experienced in both groups of patients in this trial, together with the clinical observations reported by the trial physicians, suggested that satraplatin plus prednisone was a well tolerated chemotherapy regimen in this setting and warranted further trial in the treatment of HRPC.

Current Clinical Trials.    Shortly after we licensed satraplatin in 2002, we began discussions with the FDA that culminated in an official “End-of-Phase 2 Meeting” with the FDA in July 2003. The purposes of this meeting included assessing the safety of the drug in earlier trials, evaluating our Phase 3 registrational trial plan, and identifying any additional information that would be needed to support an NDA. Additionally, we requested a review of our Phase 3 registrational trial protocol under the FDA’s Special Protocol Assessment program. The combination of the “End-of-Phase 2 Meeting” and the Special Protocol Assessment provided us the opportunity to hold meaningful discussions with the FDA regarding our overall registrational approach. As a result, the FDA confirmed its agreement with us that successful completion of the SPARC trial will form the primary basis for an efficacy claim for our NDA for satraplatin, if executed flawlessly. This agreement becomes part of the administrative record and may only be changed by mutual agreement of the parties or if the FDA identifies a substantial scientific issue relevant to safety or efficacy after the trial has begun. The FDA has also granted fast track designation to satraplatin as a second-line chemotherapy treatment for patients with HRPC. The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The fast track designation enables us to file sections of the NDA on a rolling submission basis, submitting sections as they become available. In December 2005, we began the rolling NDA submission for satraplatin, submitting the CMC section.

We have also received a Scientific Advice Letter in 2004 and Additional Scientific Advice from the EMEA in 2006 relating to our Phase 3 clinical trial. Although the Scientific Advice Letter was not required for the initiation of a Phase 3 clinical trial in Europe, it was helpful because it allowed the EMEA to comment on our overall registrational approach before implementation. Pharmion now has primary responsibility for regulatory activities and filings for Europe and disclosed that in its 2006 Additional Scientific Advice, the EMEA confirmed that it would accept the final analysis for progression-free survival from the SPARC trial and the available overall survival data as the basis for an efficacy claim in the submission of a marketing authorization application.

In September 2003, we initiated the SPARC trial. The SPARC trial is a multinational, multicenter, randomized, double-blind Phase 3 registrational trial to test satraplatin plus prednisone versus a placebo plus prednisone in patients with HRPC whose disease has progressed on first-line chemotherapy. “Randomized” means that patients are randomly assigned to receive the drug candidate or a placebo. To encourage participation, we have set the randomization ratio at 2:1 in favor of active treatment. “Double-blind” means that neither the physician nor the patient knows whether the patient has received the drug candidate or a placebo. “Progressed on first-line chemotherapy” means that a patient with HRPC has shown further advancement of their cancer while being treated with a regimen that includes a chemotherapy drug. The SPARC trial is designed to determine the efficacy and evaluate the safety of satraplatin plus prednisone in slowing the progression of cancer in this patient population. According to the criteria we have discussed with the FDA and the EMEA, the trial was designed to detect a 30% or greater increase in the period of time required for the progression of disease to occur in the treatment group, as compared with the control group. In December 2005, enrollment completed in the trial, with a total of 950 patients enrolled at approximately 200 clinical centers in sixteen countries on four continents.

During the course of the SPARC trial an independent data monitoring board, or DMB, established in accordance with guidelines provided by the FDA, meets periodically to review the results of the trial and evaluate the safety and/or efficacy of satraplatin in the trial population. The DMB makes recommendations to us regarding the continuation, modification or discontinuation of the trial based on its review of safety and efficacy data. To date, the DMB has held three meetings—one in 2004 and two in 2005—each focused on a review of safety data from the trial. After each of these meetings, the DMB reported that the design and conduct of the trial remained sound and recommended that the trial continue as planned. The third of these safety reviews was held in December 2005, based on 592 patients. The DMB has also set a date in late April 2006 to conduct a pre-planned interim efficacy analysis of data from the SPARC trial. There can be no assurances regarding any recommendation by the DMB based upon such interim analysis or whether data from such interim analysis would be sufficient to form the basis of a submission for regulatory approval in the United States or Europe. Full progression-free survival data are expected in the second half of 2006.

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

During 2005, we began three additional clinical trials: A Phase 2 trial evaluating satraplatin as a single agent in patients with metastatic breast cancer; a Phase 2 trial evaluating satraplatin in combination with Taxol in patients with NSCLC, and a Phase 1 trial evaluating satraplatin in combination with Taxotere.

Phase 2 trial in patients with metastatic breast cancer.    Breast cancer is the leading cause of cancer-related death among women in Europe, and in the U.S. it is second only to lung cancer. In 2005 in the U.S., over 210,000 new cases of invasive breast cancer were estimated to have been diagnosed and over 40,000 women were estimated to have died from the disease. Despite advancements in the treatment of breast cancer, patients with advanced disease often do not respond to existing treatments or will eventually relapse. For example, a major drug for this disease, Herceptin® (trastuzumab), can be used to treat only 20% to 25% of metastatic breast cancer patients. Thus, there exists a continued need for new and effective treatments. Although platinum drugs have not traditionally been used to treat breast cancer, recent data suggest they may be useful in combination with other treatments in this setting, including with Taxol or Taxotere, and for certain patients, also with Herceptin. In November 2005, we initiated a Phase 2 trial evaluating satraplatin in patients with metastatic breast cancer who had received no more than one prior chemotherapy regimen. These data with satraplatin as a single agent could form the basis for additional clinical studies in breast cancer, most likely in combination with other agents.

Trials in combination with taxanes.    There are known synergies between the platinum and taxane families of compounds, and the combination of a platinum-based compound with a taxane-based drug such as Taxol or Taxotere is used as the current standard of care to treat a variety of cancers. During 2005, we initiated two studies to explore such combinations with satraplatin.

In the summer of 2005, we began a Phase 1 trial evaluating satraplatin in combination with Taxotere in patients with advanced solid tumors. The primary objectives of this trial are to assess safety, determine maximum tolerated doses and recommend Phase 2 dosage for this combination. Pre-clinical in vitro data presented in 2005 supported that there is a synergistic effect when prostate cancer cells were treated sequentially with Taxotere and satraplatin. Should the clinical data from the ongoing Phase 1 trial also be supportive, we expect to initiate a Phase 2 trial with this combination in patients with HRPC.

Lung cancer is the leading cause of cancer death in the U.S., with an estimated 162,000 deaths expected from the disease in 2006. Over 170,000 new cases are expected to be diagnosed in 2006. The five-year survival rate for lung cancer in the U.S. is only 15%. Recent statistics for Europe estimated over 375,000 cases newly diagnosed annually of lung cancer and over 345,000 deaths from the disease. NSCLC accounts for over 80% of all lung cancer cases.

In December 2005, we opened a Phase 2 trial evaluating satraplatin in combination with Taxol as a first-line therapy in patients with inoperable advanced NSCLC. The primary objective of this trial is to determine the objective response rate of satraplatin in combination with Taxol in this patient population. The Phase 2 trial is building on a Phase 1 trial conducted by others that evaluated the safety of and recommended the Phase 2 doses for the combination of satraplatin and Taxol.

Platinum-based therapies are widely used to treat patients with advanced NSCLC cancer. We believe that, satraplatin as an oral platinum-based compound, could, if effective and well tolerated in combination with Taxol and possibly other anticancer agents, become an important new option for treating patients with this disease.

Manufacturing.    We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of satraplatin. Johnson Matthey manufactured the material that we are using in our clinical trials of satraplatin. We have a supply agreement with Johnson Matthey for additional supplies of the active pharmaceutical ingredient (API) for future clinical trials, as well as for commercial amounts of satraplatin. Johnson Matthey has been a major manufacturer of platinum-based pharmaceuticals for many years.

1D09C3—Monoclonal Antibody

Our second most advanced product candidate, 1D09C3, is a monoclonal antibody that we are developing with the intent of treating selected leukemias and lymphomas. In early 2005, we initiated an open-label Phase 1 clinical trial program for this product candidate. The Phase 1 program is evaluating 1D09C3 in patients with relapsed or refractory B-cell lymphomas, such as Hodgkin’s and non-Hodgkin’s lymphomas, in whom prior standard therapy has failed. The goals of the studies are to determine the maximum tolerated dose, recommend a dose and schedule for subsequent Phase 2 studies and to examine the safety and tolerability of the antibody. Two different dosing schedules are being explored. The Phase 1 clinical program is currently underway at three major cancer centers in Europe.

The European Commission granted orphan drug designation to 1D09C3 in the treatment of Hodgkin’s lymphoma in mid-2005 and for the treatment of chronic lymphocytic leukemia (CLL) and multiple myeloma in early 2006. The orphan drug program of the EMEA is designed to promote the development of drugs to treat rare life threatening or very serious conditions that affect no more than five in every 10,000 people in the EU. The orphan drug designation provides EU market exclusivity for up to ten years for the given indication. Other potential benefits include: a reduction in fees associated with various aspects of the regulatory process, including the application for marketing approval, and EMEA guidance in preparing a dossier for marketing approval.

1D09C3 has shown anticancer activity in several preclinical tests involving animal models of these cancers. This monoclonal antibody appears to function through a mechanism of action that we believe is novel and may represent a significant opportunity in treating a variety of cancers.

Market Opportunity.    The initial indication for which we intend to develop 1D09C3 is relapsed and/or refractory B-cell lymphomas. Lymphomas are a group of cancers that arise from cells in the lymph nodes, bone marrow or spleen and often spread throughout the body. There are two major types of lymphoma: non-Hodgkin’s lymphoma and Hodgkin’s disease. The American Cancer Society estimated that, in 2005, there were more than 56,000 new cases of non-Hodgkin’s lymphoma and more than 19,000 deaths attributable to non-Hodgkin’s lymphoma in the United States.

Anticancer drugs currently used to treat non-Hodgkin’s lymphoma include monoclonal antibodies and chemotherapy drugs such as doxorubicin. Currently, there are three monoclonal antibodies approved for the treatment of non-Hodgkin’s lymphoma in the United States: Rituxan, Zevalin and Bexxar. Campath is approved for chronic lymphocytic leukemia. Approximately 50% of patients initially treated with Rituxan, the most widely used of these drugs, fail to respond. Of those that do respond, many relapse and become refractory after several treatment cycles. As a result, there is currently an unmet medical need for treatment of patients who have failed Rituxan.

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

1D09C3 is being developed to treat patients with relapsed and/or refractory B-cell lymphomas. This monoclonal antibody has several characteristics that suggest that it may be suitable for use in cancer patients alone, including that:

•	it binds to an antigen (MHC class II molecules) that is different from that targeted by Rituxan, Zevalin and Bexxar, thereby reducing the likelihood of failure after pre-treatment with these compounds;

•	it does not require immune system function, which is frequently compromised in those patients pre-treated with chemotherapy and/or Rituxan; and

•	in preclinical animal studies, when combined with Rituxan, it shows greater efficacy than either treatment alone.

Manufacturing.    We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of 1D09C3. We believe we have obtained a sufficient amount of 1D09C3 from a third party for use in our preclinical and initial and planned clinical trials. We have begun the process of selecting a vendor for late-stage clinical and commercial supply of 1D09C3.

Other Research and Development Activities

We have ongoing drug development and discovery programs that leverage our expertise in kinase inhibitors. Protein kinases represent a large family of proteins that play an important role in signaling between and within cells. The inhibition of distinct kinases can thereby modulate various biological processes, some of which are critically important in the development or progression of cancer. Many of the more than 500 protein kinases encoded by the human genome have been implicated in tumor growth.

One reason that a cell can become cancerous is an uncontrolled growth signal. This signal is frequently sent to the nucleus on a pathway composed of kinases. As a result, the cell starts to grow and divide in an uncontrolled manner, which can eventually lead to the growth of a tumor. Inhibiting a specific kinase involved in such a pathway, and thereby interrupting the internal tumor cell communication, can be an effective way to develop a new anticancer treatment. In recent years several new anticancer drugs that act through the inhibition of kinases have been approved.

Our most advanced kinase inhibitors program involves small molecule cell cycle inhibitors. The cell cycle is essential for the proliferation of cells and its deregulation can lead to the development of cancer. Although no effective cell cycle inhibitor drugs have yet been approved, the cell cycle has been recognized for its importance in cancer development for many years. We currently have several cell cycle inhibitors in preclinical development. This program is a result of a research project initiated by Mitotix, Inc., a company we acquired in 2000.

In March 2005, we acquired substantially all of the assets of Axxima, a Munich-based biotechnology firm. As part of this acquisition, a number of highly experienced scientists transferred from Axxima Pharmaceuticals to GPC Biotech. This strategic transaction added important additional expertise and capabilities in the area of kinase-based drug discovery. Axxima’s signal transduction biology came out of the laboratory of Dr. Axel Ullrich at the Max-Planck-Institute for Biochemistry, one of the world’s most renowned laboratories in this field. Additionally, Axxima’s medicinal chemistry team brought important experience in kinase inhibitor chemistry to our existing discovery infrastructure. The expertise that Axxima employees brought is complementary to our existing internal capabilities and focus of activities. We expect this acquisition to help support our goal of internally growing our drug pipeline with novel mechanism-based cancer therapies.

From our inception in 1997, we have developed and licensed access to technologies to facilitate drug discovery research. While we initially applied these technologies in research alliances with pharmaceutical companies, we now apply these technologies mainly to enhance our internal discovery work.

While we are focused on building our pipeline through internal discovery and development efforts, we continue to evaluate potential product licensing candidates. Our efforts to date have focused on evaluating compounds that have demonstrated anticancer activity in animal models or in clinical trials. For example, in 2002, we licensed satraplatin, our most advanced product candidate.

Commercialization

We do not currently have any sales and only limited marketing capabilities. In order to commercialize any products that are approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience. We believe that the medical oncology market is readily accessible by a limited sales and marketing presence due to the limited number and concentration of prescribing physicians.

In December 2005, we signed a major co-development and license agreement with Pharmion for satraplatin. Under this collaboration, Pharmion gained exclusive commercialization rights to satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand. We entered into this agreement with Pharmion because we believe this partnership will help us to maximize the value of satraplatin to us in Europe. Additionally, this partner will assist us in funding satraplatin’s development.

We have retained our current rights to the U.S., as well as other key non-European markets, including Japan. For the U.S., our goal is to take the lead in marketing and sales. We do, however, continue to hold open the possibility of entering into a co-promotion, profit-sharing or other form of strategic alliance for the U.S. market with a pharmaceutical or biotechnology firm to maximize the commercial potential of satraplatin. For other key markets, including Japan, we expect to enter into (an) additional strategic alliance(s).

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

Intellectual Property

We actively seek, when appropriate, intellectual property protection for our products, product candidates, technologies and proprietary information that are important to the commercial development of our business. We do this through filing for, prosecuting, maintaining or licensing relevant United States, European and/or other foreign patents and or trademarks. In addition, we rely upon trade secrets and contractual arrangements to protect proprietary information that may be important to the development of our business.

We aim to file for, prosecute, maintain or license those patents, patent applications and trademarks that we believe are relevant to the strategic needs of our business, and hence the exact number and scope of issued patents, pending patent applications and/or trademarks to which we have rights at any given time may increase, decrease or otherwise change in the future.

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

Under our Collaborative Research, Development and Marketing Agreement with Bristol-Myers Squibb, we have certain co-exclusive rights to intellectual property owned by certain third parties relevant to our ability to develop and commercialize certain of our pre-clinical product candidates.

We also have certain exclusive or co-exclusive rights to other patents and patent applications relevant to the technologies we use in our business, other discovery programs, certain of our pre-clinical product candidates and other areas.

These rights have been licensed or sub-licensed from various academic institutions and pharmaceutical and biopharmaceutical companies.

On December 31, 2005, GPC Biotech held rights to over 85 issued patents and more than 100 pending patent applications filed in the United States, Europe, Japan and other key markets. These patents and patent applications are wholly-owned, co-owned or exclusively/co-exclusively licensed by GPC Biotech.

Generally, patents expire 20 years after their earliest nonprovisional filing date. However, U.S. patents issuing from patent applications filed before June 8, 1995 will expire after the longer of 17 years after issuance or 20 years after the earliest nonprovisional filing date. U.S. patents may also be extended in limited circumstances by a period representing delay by the United States Patent and Trademark Office, or USPTO, and hence the exact expiry date of currently pending U.S. applications cannot be predicted. The protection of certain patents to the extent they cover approved non-biological pharmaceutical products may be extended by up to five years under provisions of the Hatch-Waxman Act in the United States and analogous provisions in other countries. See “—Government Regulation—Regulation in the United States—Drug Price Competition and Patent Term Restoration Act of 1984”. Patents and patent applications also will expire early if appropriate renewal or annuity fees are not paid in a timely manner to the appropriate patent office or if prosecution actions or responses are not filed with the relevant patent office according to applicable regulations.

Satraplatin.    Our lead product candidate satraplatin is protected by two issued U.S. patents, a patent issued under the European Patent Convention, or EPC, and a number of patents issued in other national jurisdictions including other EU countries, Japan, Canada and Australia. These patents are owned by Johnson Matthey, and we hold an exclusive sublicense, with the right to sublicense, under these patents through our Co-development and License Agreement with Spectrum Pharmaceuticals, Inc. in the field of treating cancer in humans. In most jurisdictions, these patents cover the composition of matter and anticancer uses of various platinum-based compounds, including satraplatin. The two U.S. patents expire in 2008 and 2010, respectively, and in 2009 in most other countries. Under provisions such as the Hatch-Waxman Act in the United States and analogous regulations in Europe, there are opportunities to extend the patent life of a patent to cover any approved drug product in a given jurisdiction. These regulations provide for the possibility of a patent term extension of up to five years to only one of the U.S. patents related to satraplatin and a Supplementary Protection Certificate in European countries to extend the patent term in countries of the European Union and certain other European countries, and any appropriate national equivalents in the European Union, by up to five years. We plan on applying for such extended protection, if possible, for the fullest term and extent appropriate. While we believe that satraplatin will meet the Hatch-Waxman criteria for patent extension, delays in the completion of our Phase 3 registrational trial or in obtaining regulatory approval may jeopardize our ability to obtain a timely patent extension; in addition there can be no assurance that we will ultimately be granted this type of extension or an analogous extension for satraplatin in any specific country, or at all.

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

We intend to continue using our experience to pursue and seek patent protection for new developments with respect to compositions, methods of use and other aspects of such developments that may enhance our position in the field of anticancer drugs.

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

Much of our technology and many of our processes depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our trade secrets, proprietary know-how and technology, we require all employees, contractors, consultants, advisors and collaborators, as well as potential collaborators, to enter into confidentiality agreements or other obligations of confidentiality that prohibit the disclosure of confidential information and require disclosure of all ideas, developments, discoveries and inventions related to our proprietary know-how, trade secrets or technology. Under these agreements, our employees and most of our consultants are generally obligated to assign to us all rights to such ideas, developments, discoveries and inventions, and to reasonably assist us in any further prosecution of patent applications filed to cover such inventions. Many of our and our collaborators research and development employees and/or consultants work in Germany or other European countries and are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen—ArbNErfG) (or similar regulation in other European countries), which regulates the ownership of, and compensation for, inventions made by employees and under which their employer, which is not in all cases GPC Biotech, has first rights to inventions made by them. It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or unpatentable know-how will otherwise become known or be independently developed by competitors, for which there most likely will be no remedy available to us. Additionally, we or our co-owners or licensors may not have complied, or may not in the future comply, with the provisions of the ArbNErfG, or similar regulation, and may become subject to disputes relating to alleged non-adherence to the provisions of the ArbNErfG or such similar regulation.

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

Trademarks

We own rights in the following trademarks: GPC Biotech, the GPC Biotech design, the globe design, and a number of other trademarks related to our current and past technologies or business areas. All other trademarks or tradenames referred to in this annual report are the property of their respective owners. We also have rights to a number of trademarks and trademark applications in a variety of jurisdictions, including the United States and the European Union, that represent potential brand names for our future commercial drug-products including satraplatin. If we wish to market satraplatin in the United States under a proprietary brand name, we are required to use a name that is acceptable to the FDA, and also to regulatory authorities in other territories where we may wish to market satraplatin under such name. We may be unable to receive such acceptance for our desired brand name from one of more regulatory authorities, including the FDA. This can lead to a delay in launch or first commercial sale of satraplatin, or the need to use a different brand name, or use of the generic name, in one or more territories or markets. Furthermore, although we conduct trademark availability and clearance analysis for our potential brand names in a number of key jurisdictions, we may be ultimately unable to register our desired brand name as a trademark or third parties may believe our brand name infringes their own trademark rights. Such situations or actions by third parties could lead to a delay, change or an injunction preventing the sale of satraplatin under our desired brand name in one or more territories or markets, including the United States. We believe that these risks are higher in the European market, since the European Union usually requires a single brand name for the entire European Union. With 25 separate Member States and approximately 20 different languages comprising the EU, the challenges to obtaining an acceptable brand name and trademark for all such states are substantial, and we or our marketing partner, Pharmion, may have to delay or make changes to our marketing plans in the European market, or other markets, because of such risks.

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

In the prostate cancer market, currently approved drugs include Emcyt (Pfizer, Inc.), Novantrone (OSI Pharmaceuticals, Inc./Serono S.A.), Quadramet (Schering AG/CYTOGEN Corporation), Metastron (GE Healthcare/Medi-Physics, Inc.) and Taxotere (Sanofi-Aventis S.A.). Novantrone and Quadramet are injectable pharmaceuticals approved for use in treating bone pain in cancer patients, and Emcyt is an oral drug used to relieve symptoms of advanced prostate cancer. The most recently approved of these prostate cancer drugs, Taxotere, is an injectable pharmaceutical that is approved in the United States and Europe, in combination with prednisone, for the treatment of patients with advanced prostate cancer. Taxotere has been shown to prolong survival of patients with HRPC.

In addition to the drugs mentioned above, a Phase 2 clinical trial of Alimta (Eli Lilly and Company), has recently been initiated for second-line therapy for HRPC patients. Other examples of drugs in development for both advanced HRPC and earlier stages of prostate cancer, which may compete with satraplatin are calcitriol (Novacea Inc.), Provenge (Dendreon Corporation), ixabepilone (Bristol-Myers Squibb Company), Avastin (Genentech), Velcade (Millenium Pharmaceuticals Inc./Johnson & Johnson Pharmaceutical Research & Development, LLC), and Nexavar (Onyx Pharmaceuticals, Inc./Bayer Pharmaceuticals Corporation).

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

Another platinum-based drug, which is not currently on the market, is Picoplatin. Picoplatin is administered intravenously and has shown activity for HRPC in a Phase 2 clinical trial. NeoRx has initiated a Phase 2 trial with the intravenous formulation of picoplatin for the treatment of SCLC that is resistant/refractory to cisplatin. If picoplatin does show efficacy in the clinic against disease that is resistant/refractory to cisplatin and if it is eventually approved for marketing, it could be a significant competitor to satraplatin. There are no reported clinical trials for an oral formulation of picoplatin.

Satraplatin could also be developed for the treatment of other cancers, either as a single agent or in combination with radiation therapy or other drugs. In these other clinical settings, it will also face competition from a variety of other anticancer drugs.

1D09C3—Monoclonal Antibody.    If 1D09C3 is approved and commercialized, it will face significant competition. Currently marketed antibodies for the treatment of non-Hodgkin’s lymphoma are Rituxan (Biogen Idec, Inc./Genentech, Inc./Roche Holdings AG), Zevalin (Biogen Idec, Inc./Schering AG) and Bexxar (GlaxoSmithKline). Campath (Berlex Laboratories) is approved for chronic lymphocytic leukemia. In addition, there are a number of other antibodies and other drugs in development for the treatment of lymphoma and leukemia.

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

Regulation in the United States

In the United States, drugs are subject to regulation by the FDA. The Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, safety, effectiveness, manufacture, quality control, storage, record keeping, labeling, promotion, marketing and distribution of pharmaceutical products. The failure to comply with the applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions and/or the inability to obtain or maintain required approvals or to market approved drug products.

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

Investigational new drug application.    If a company wants to test a new drug in human patients, an IND must be prepared and filed with the FDA to request FDA authorization to begin human testing of the drug. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about adequacy of the preclinical studies, the preclinical product characterization and/or the proposed conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. A separate supplemental submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must review each supplemental IND before each clinical trial can begin. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and the IRB must monitor the trial until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations and regulations for obtaining informed consent from the trial subjects.

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

In addition, a company may hold an “End-of-Phase 2 Meeting” with the FDA to assess the safety of the drug regimen to be tested in the Phase 3 clinical trial, in part to evaluate the Phase 3 plan, and identifying any additional information that will be needed to support a new drug application. If the Phase 3 clinical trials had been the subject of discussion at an “End-of-Phase 2 Meeting”, the company is eligible for a Special Protocol Assessment, or SPA by the FDA, a process by which the FDA must evaluate within 45 days protocols and issues relating to the protocols to assess whether they are adequate to meet scientific and regulatory requirements identified by the sponsor. The satraplatin Phase 3 registrational trial protocol has completed both the “End-of-Phase 2 Meeting” and this SPA process.

Success in early stage clinical trials does not necessarily assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval.

New Drug Application.    After successful completion of the required clinical testing of a drug candidate, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of NDAs is additionally subject to substantial application user fees, currently $767,400, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently $42,130 per product and $264,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a complete NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to specific performance goals in the review of NDAs. Most such applications for non-priority drug products are reviewed within ten months. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

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

Fast Track Designation.    The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-

threatening condition for which there is no effective treatment and that demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine whether the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

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

Although we have obtained a fast track designation from the FDA for our development of satraplatin to treat HRPC patients who have failed prior treatment with chemotherapy, we cannot guarantee a faster development process, review process or approval compared to conventional FDA procedures. Based upon an agreement reached with the FDA in 2005, the primary endpoint of the Phase 3 registrational trial for accelerated approval by the FDA will be progression-free survival. Although satraplatin is eligible for accelerated approval by the FDA, the FDA may not grant an accelerated approval if it concludes that the progression-free survival data and available overall survival data do not demonstrate that satraplatin provides a meaningful therapeutic benefit to patients over existing treatments or that the data are otherwise inadequate to support the granting of an accelerated approval due to weaknesses, inconsistencies or differences in the data with respect to data subsets or subpopulations in the treatment group. Our strategy and timing for seeking regulatory approval of this drug may change depending on the results of our studies.

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

The Hatch-Waxman Act also provides for data exclusivity for the data demonstrating safety and efficacy of a drug product as submitted in an NDA: five-year new chemical entity, or NCE, exclusivity and three-year new clinical trial exclusivity. Five-year NCE data exclusivity is granted to those drugs for which the active ingredient is an active moiety (i.e., the molecule or ion responsible for physiological or pharmacological action, excluding appended portions that would cause the drug to be an ester, salt, or other noncovalent derivative of the molecule) not previously approved by the FDA. Five-year NCE data exclusivity prohibits the FDA from accepting an ANDA or Section 505(b)(2) application for a drug product containing the same active moiety for a five-year period beginning from the date of approval of the NDA. The only exception to this prohibition on the FDA’s acceptance of an ANDA or Section 505(b)(2) application is if a generic competitor challenges patents listed in the Orange Book for the drug product at the end of four years. The five-year exclusivity provision, however, does not prohibit the FDA from accepting another full NDA, for example from a competitor, if the sponsor of the second application has done all the work itself. The FDA can accept the second application, review it, and approve it; NCE exclusivity only prohibits the agency from accepting a Section 505(b)(2) application or an ANDA.

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

Three-year clinical trial data exclusivity is granted for certain changes in a drug product, for which the NDA or supplement contains reports of new clinical studies in humans conducted by the sponsor that are essential to approval. This data exclusivity covers only the change in the product supported by the new clinical studies. If there are other indications not covered by any patent or exclusivity, and available for competition, generic drugs can be approved for those indications. A grant of three years of data exclusivity to a drug product means the FDA cannot approve a Section 505(b)(2) application or an ANDA for the same product for three years. Unlike the five-year data exclusivity, the agency can accept such an application and review it during this time period. Like NCE data exclusivity, this data exclusivity will not bar approval of a full NDA where the applicant has done the work to support the same change for the drug product. Data exclusivities are also published in the Orange Book.

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

The Clinical Trials Directive establishes a system for the approval of clinical trials in the EU, which had to be enacted through national legislation of the Member States of the EU by May 1, 2004. Similar to the IND system in the United States, under this new system, approval must be obtained from the national regulatory agency of an EU Member State in which the trial is planned to be conducted. For this clinical trial application, an Investigational Medicinal Product Dossier must be submitted. While the Clinical Trial Directive permits a maximum review period of 60 days, this period is shorter in some Member States. In Germany for example, for most drugs, the national agency has 30 days to raise questions about the application. Approval is deemed to be given if notice of objection is not given within the relevant time limit, but for certain products, including biotechnology compounds such as monoclonal antibodies, written approval may be required under the national rules, and for other types of products, such as gene and cell therapy, written approval is always needed. In addition, approval must also be obtained from the responsible ethics committees (equivalent to the IRB in the United States).

Drug approval in the Member States of the European Union generally proceeds under one of three approval procedures: a centralized approval procedure, a decentralized procedure, and a so-called mutual recognition procedure. The centralized approval procedure is mandatory for biotechnology products and certain other high-technology products, such as new cancer drugs. The London-based EMEA and the European Commission in Brussels govern the centralized drug registration and approval process. Under this centralized procedure, an approval of a new drug application by the European Commission allows a company to market its drug product in all Member States of the European Union, without having to obtain separate approvals from each Member State. However, marketing remains subject to national pricing and reimbursement rules from each Member State that often delay marketing and can sometimes effectively prevent it.

In contrast, a company may pursue a decentralized procedure or a mutual recognition procedure to obtain mutual recognition of a new drug assessment by the Member States. Under the mutual recognition procedure, an applicant can go directly to a national marketing authority to obtain permission to market its product in the Member State and then seek to have other Member States accept the marketing approval of the first Member State. Under the decentralized procedure, which is very similar to the mutual recognition procedure, an applicant can go simultaneously to several national marketing authorities to obtain permission to market its product in the Member State and select the national authority that will take the lead for the scientific assessment of the product. National pricing and reimbursement rules will also apply to companies following the decentralized or mutual recognition procedure, and therefore marketing delays may occur.

Under the centralized approval procedure, the EMEA’s Committee for Medicinal Products for Human Use, composed primarily of experts nominated by each Member State’s national marketing authority, serves as the scientific committee that renders opinions about the safety, efficacy, and quality of human drug products. Each Member State of the European Union has two members on the committee.

Once an application is submitted to the EMEA, the EMEA ensures that the application is complete, and then selects two of its members, known as rapporteurs, to perform independent scientific evaluations of the safety, efficacy, and quality of the drug product candidate. The rapporteurs can draw on two sources of European Union-wide scientific expertise in forming their review teams—experts from the national marketing authorities of Member States and any of over 1,000 outside experts located at universities and institutions throughout Europe. Once the rapporteurs have completed their respective evaluations, they present the case to the EMEA Committee, which then must render an opinion within 210 days after the application was submitted (subject to certain administrative delays). However, for drugs that are of major interest for public health, the applicant may request an accelerated assessment. If granted, such request reduces the deadline from 210 to 150 days. The 210-day deadline may also be postponed when the reviewers request additional information from the applicant and under new rules, further extensions are possible. If the EMEA Committee opinion is favorable, it is transferred to the applicant, all Member States, and the European Commission. The European Commission uses the EMEA Committee’s opinion to prepare a draft decision. This draft decision is then finalized in cooperation with the Standing Committee (composed of representatives of the Member States), which generally agrees to the draft.

Products approved via the centralized registration procedure receive a regulatory data protection of ten years. For products approved via the decentralized or mutual recognition procedure, data exclusivity ranges from six to ten years (or six years but limited to patent life) in individual Member States. However, new, harmonized data exclusivity periods have been adopted, which will apply to products for which applications for approval have been filed on and after November 20, 2005, for products to be approved under the centralized procedure, and on and after October 30, 2005, for products to be approved under the decentralized or mutual recognition procedure. These products will benefit from a two-tier regulatory protection. A third party may only reference the preclinical and clinical data of the originator after eight years (eight years data exclusivity), and can only market a generic version after ten years have lapsed (two years of marketing protection). The protection period of eight plus two years can be extended by another year in case of a new therapeutic indication that is of significant benefit. If satraplatin is approved in the European Union, it will be covered by the new rules.

A drug may also qualify for an orphan medicinal product, or OMP, designation in the European Union. An application for designation as an OMP must be submitted prior to submission of an application for marketing approval. OMP designation qualifies a drug for up to ten years of market exclusivity once the drug is approved. OMP designations are issued by the European Commission, acting on the advice of an expert committee, with representatives of the Member States, patient organizations, and other interests. OMP designation will be granted if the product meets either of two tests: one based on prevalence criteria (the disease or condition must affect no more than five per 10,000 persons in the European Union); and the other based on a determination that it would be infeasible economically to develop the product without orphan drug incentives. The second condition allows the OMP designation to be given to products for diseases for which treatments are not likely to be commercially viable. In addition, it must be shown that there is no satisfactory authorized method for diagnosis, prevention or treatment of the respective disease in the European Union. However, if a medicinal product is deemed orphan and if there is a satisfactory alternative already approved in a European Member State, then the product is eligible for an OMP designation if it is of significant benefit to patients. During the development and regulatory review phase, the orphan drug status can be lost if the designation criteria are not met anymore, for instance because a new treatment for the disease in question is approved.

Although orphan drug exclusivity in the EU is initially granted for ten years, at the end of the fifth year, any Member State can initiate proceedings to restrict that period to six years if it believes that the criteria for orphan designation no longer apply (e.g., because the prevalence of the disease has increased or the manufacturer is earning a sufficient profit not to maintain the exclusivity). This possibility has not yet been tested. In addition, competitive products can be approved during the marketing exclusivity period, for example, if they are not “similar” to the original product or are safer, more effective, or otherwise clinically superior to it.

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

German Corporate Law

We are a German stock corporation and subject to German law, which may differ from the law governing U.S. public companies in certain key areas described below:

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

As a general rule under German corporate law, until the amendments to, among others, the German Stock Corporation Act came into effect on November 1, 2005 as a result of the Law on Enterprise Integrity and the Modernization of Avoidance Rules (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts), shareholders had no direct recourse against the members of the management board or supervisory board of a German corporation in the event that it is alleged they have breached their duty of loyalty and care to the German corporation. Effective November 1, 2005, however, shareholders holding at least 1% of the share capital or a portion of the share capital of at least €100,000 in a German stock corporation may now petition the competent district court (Landgericht) to admit damages claims directly against the members of the management board or supervisory board of a German corporation to be brought by the shareholders in the event of any alleged breaches of duty. As part of this claim admission process (Klagezulassungsverfahren), shareholders wishing to bring claims directly against the board members of a German corporation must submit proof to the competent court that (1) they have acquired their shares before they were deemed to have learned, due to public disclosure, of the alleged breach of duty of loyalty and care, (2) the shareholders had requested the German stock corporation in vain to file the relevant claim itself, (3) there are facts that justify the suspicion that the German stock corporation has suffered damages as a result of dishonesty (Unredlichkeit) or gross violations (grober Verstoß) of the law or the corporation’s articles of association and (4) there are no predominant interests of the stock corporation that would prohibit the bringing of any damages claim. In addition, once the competent court has admitted the claim to be brought by shareholders, any such claim may only be brought within three months of the relevant court decision and only if the shareholders have again requested the German stock corporation in vain to file the relevant claim. Also, note that the German corporation may, at any time, not only file the relevant claim itself (thus making the shareholders’ claim (retroactively) impermissible) but may also assume a pending claim initially brought by shareholders at its then current stage.

Our Subsidiary

The following table presents selected information relating to our sole subsidiary as of December 31, 2005 (in thousands of €, except for share of capital).

Name and location of the entity	Primary Activity	Common Stock	Share of Capital	Equity	Net income (loss)	Liabilities owed by us
GPC Biotech Inc., Waltham, Massachusetts, USA and Princeton, New Jersey, USA	research and development	25,722	100%	8,379	(16,866)	8,601

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

Facilities

Our headquarters are located in Martinsried/Planegg, Germany. We lease approximately 5,700 square meters (62,700 square feet) in this facility, in which we house our corporate offices and laboratories under an operating lease expiring May 31, 2015. This lease extends automatically on May 31st of each year thereafter for one additional year unless terminated by either party with twelve months notice. Additionally, beginning as of November 30, 2009, we may terminate the lease on six months notice. We lease approximately 16,000 square feet (approximately 1,450 square meters) of office space in a facility in Princeton, New Jersey under an operating lease expiring on August 1, 2010. We also lease 85,430 square feet (7,937 square meters) of office and laboratory space located in Waltham, Massachusetts under an operating lease expiring in 2011 with an option to extend the lease for two consecutive five-year periods. We are investigating office space expansion opportunities to support our development requirements beyond 2006. We believe that suitable alternative or additional space will be available in the future on commercially reasonable terms as needed.

In 2002, we entered into a sublease agreement with ALTANA Pharma pursuant to which ALTANA Pharma subleased space at our Waltham facility through June 30, 2007, with a restricted option for one additional year. As of December 31, 2005, the amount of space subject to the sublease agreement was 23,500 square feet. On April 15, 2005 we also entered into a sublease agreement with BG Medicine, Inc. for space at our Waltham facility. BG Medicine subleases 10,000 square feet of office space and 11,500 square feet of laboratory space through July 1, 2008 with an option for renewal for one additional year.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to our financial statements included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions and you should refer to our description of the treatment of such statements and how to identify them in “Forward-Looking Statements” in the beginning of this annual report. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview of Business

GPC Biotech is a biopharmaceutical company with a mission to discover, develop and commercialize new drugs to treat cancer. We have drug candidates in different stages of development. Our drug pipeline is composed of drug candidates developed by our internal research teams as well as drug candidates that were licensed from other parties. We currently have no revenues from the sale of products.

Our lead product candidate is satraplatin, a platinum-based compound intended for use as a chemotherapy treatment. Platinum-based drugs have been clinically proven to be one of the most effective classes of anticancer therapies and are used to treat a wide range of cancers. Unlike currently marketed platinum-based drugs, satraplatin is administered orally. In December 2005, enrollment was completed in a Phase 3 registrational trial with satraplatin as a second-line chemotherapy treatment for HRPC. This study, the SPARC trial, enrolled a total of 950 patients at approximately 200 sites in sixteen countries on four continents.

There is currently no approved second-line chemotherapy treatment regimen for patients who fail first-line chemotherapy treatment for HRPC. We were therefore able to obtain fast-track designation from the FDA for satraplatin in this disease setting and we began the rolling submission of an NDA with the FDA for satraplatin in combination with prednisone as a second-line chemotherapy treatment for patients with HRPC in December 2005. To begin the rolling NDA process, we submitted to the FDA the CMC section of the NDA filing. The rolling submission process enables companies that have been granted fast track designation by the FDA to submit sections of the NDA to the agency as they become available, allowing the review process to begin before the complete dossier has been submitted. Our goal is to complete the NDA filing by the end of 2006.

Based on clinical data from earlier clinical trials, we believe that satraplatin may have application in a number of cancers. During 2005, we opened for accrual several additional clinical trials exploring satraplatin in various tumor types and as a combination therapy with other cancer treatments.

In December 2005, we signed a major co-development and license agreement with Pharmion for satraplatin. Under this collaboration, Pharmion gained exclusive commercialization rights to satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand. We retain our current rights to the U.S., as well as other key non-European markets, including Japan.

Our second most advanced product candidate is 1D09C3, a monoclonal antibody that is in a Phase 1 clinical trial and is intended for the treatment of selected leukemias and lymphomas, including non-Hodgkin’s lymphoma. A monoclonal antibody is an immune system related protein that binds preferentially to one type of foreign substance, potentially stimulating a biological response. We initiated a clinical trial for 1D09C3 early in 2005. The aim of this trial is to assess the safety of this drug and to recommend a dose for Phase 2 clinical trials. Furthermore, we have several distinct research programs to discover new anticancer drug candidates.

In addition to our research and development programs, we also have an ongoing technology collaboration with ALTANA Pharma pursuant to which we are assisting ALTANA Pharma with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Effective January 2003, we also entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™. ALTANA Pharma is a related party to GPC Biotech (See “Major Shareholders” and “Related Party Transactions” in Item 7 of this annual report.)

On March 2, 2005, we entered into an Asset Purchase Agreement for the acquisition of substantially all of the assets of Axxima, a kinase drug discovery firm based in Munich, Germany, which filed for insolvency in December 2004. Axxima’s assets were transferred to a newly formed holding company. We purchased the holding company, which, in addition to substantially all of the assets of Axxima, held a net €8.7 million cash infusion from investors and substantially all of Axxima’s patents, patent applications and know-how as well as several early-stage drug discovery programs in the areas of cancer. We purchased this new company from the investors with approximately 1.3 million newly issued shares of GPC Biotech. At the time of the transaction, we also hired 40 employees of Axxima to further strengthen our own drug discovery capabilities.

In past years, we have funded our operations primarily through the issuance of equity securities, payments received under our agreements with ALTANA Pharma and other pharmaceutical companies, interest earned on investments and other sources of funding. We expect to continue to fund our operations over the next several years primarily through our existing cash resources, future payments from Pharmion and ALTANA Pharma, interest earned on investments and potential future sales of equity securities. Payments received from our partner, Pharmion, for shared development costs will also offset a portion of future development costs.

At December 31, 2005, we held €30.6 million of cash and cash equivalents and €63.0 million of short-term investments and marketable securities. In addition, we also had €1.6 million in restricted cash at that date.

Overview of 2005 Results

During 2005, we furthered the development of satraplatin in the SPARC trial and initiated additional exploratory trials. In early 2005, we also initiated an open-label Phase 1 clinical trial with our second most advanced product candidate, 1D09C3.

•	Research and development expense increased 39%.

•	Enrollment completed for SPARC trial for a total of 950 patients in approximately 200 locations in sixteen countries on four continents
•	Three additional clinical trials for satraplatin were initiated:
•	a Phase 2 trial evaluating satraplatin as a single agent in patients with metastatic breast cancer;
•	a Phase 2 trial evaluating satraplatin in combination with Taxol in patients with NSCLC; and
•	a Phase 1 trial evaluating satraplatin in combination with Taxotere.
•	A Phase 1 trial began for 1D09C3 at three major cancer centers in Europe.
•	Research and development employees increased 38% during the year due in part to the hiring of 40 new employees from Axxima at the time of the transaction.

•	Revenue decreased 26%.

•	Revenue from our ongoing collaboration with ALTANA Pharma decreased as expected in accordance with the collaboration plan.

•	Cash resources decreased €28.8 million

•	€42.8 million used in operations and €4.5 million invested in property and equipment were partially offset by proceeds of €10.4 million acquired in the Axxima acquisition;
•	Other offsetting items were €1.0 million decrease in restricted cash and €1.4 million favorable exchange rate effects.

Results of Operations and Related Information

This section contains a discussion and analysis of revenue, research and development and general and administrative expenses and other information relevant to an understanding of 2005 results of operations. This discussion and analysis compares 2005 results to 2004, and 2004 results to 2003. Each of those discussions focuses on consolidated results. We operate in only one business segment.

Analysis of Revenues

All of our product candidates are currently in development, and we therefore do not expect to generate any direct revenues from drug product sales for at least the next year or two, if at all. For satraplatin, we estimate that we may be able to receive marketing approval in the United States in 2007. However, depending on the results of the SPARC trial, marketing approval may be achieved significantly later than 2007, if at all. With respect to our other product candidates, we are currently unable to determine the period, if any, during which we will be able to generate revenue from them given the early stage of their current development and the uncertainties associated with drug development in general. Any delay in obtaining or failure to obtain regulatory approval for satraplatin will materially adversely affect our ability to generate revenues from drug sales in the next several years.

A substantial portion of our historical and substantially all of our current revenues are generated from our alliance with ALTANA Pharma. ALTANA Pharma accounted for 97% of our total revenues in 2005, 99% of our total revenues in 2004 and 94% of our total revenues in 2003. However, committed revenues from the collaboration and license agreement and the LeadCode™ agreement with ALTANA Pharma will decrease significantly as the collaboration terms of those agreements approach their expiration in mid-2007.

In the future, we will increasingly depend on our collaboration with Pharmion for a significant portion of our revenues. In 2006, we will start recording co-development revenues from our co-development and license agreement with Pharmion. Revenues from this agreement will include reimbursement of shared development costs, amortization of payments received as well as milestone payments upon the achievement of regulatory approval events.

2005 vs. 2004

Revenues for the year ended December 31, 2005 decreased by approximately 26%, to €9.3 million, from €12.6 million for the year ended December 31, 2004. The following table summarizes our revenues for the years ended December 31, 2005 and 2004 (in millions of €, except % change):

	2005	2004	Change	% Change
Amortization of deferred upfront payments and annual license fees	6.2	6.0	0.2	3.3%
FTE Services	1.1	3.6	(2.5)	(69.4)%
Milestones	2.0	3.0	(1.0)	(33.3)%

Total	9.3	12.6	(3.3)	(26.2)%

The decrease in total revenues reflects the general trend of continued shift of focus toward drug development and away from revenue-generating technology collaborations. We expect further decreases in revenue from technology collaboration agreements as our current arrangements expire.

Fees for development activities (Full Time Equivalent, or FTE services) decreased 69.4% as fewer resources were utilized in a research collaboration in 2005. This decrease is in accordance with the research plan set forth at the initiation of the research collaboration. The establishment term expires in June 2007.

Milestone revenues decreased 33.3% during 2005. This decrease is due to the timing of the achievement of milestones in our on-going ALTANA Pharma arrangements.

2004 vs. 2003

Revenues for the year ended December 31, 2004 decreased by approximately 41.7%, to €12.6 million, from €21.6 million for the year ended December 31, 2003. The following table summarizes our revenues for the years ended December 31, 2004 and 2003 (in millions of €, except % change):

	2004	2003	Change	% Change
Amortization of deferred upfront payments and annual license fees	6.0	8.1	(2.1)	(25.9)%
FTE Services	3.6	8.1	(4.5)	(55.6)%
Milestones	3.0	4.6	(1.6)	(34.8)%
Grant revenue	0.0	0.8	(0.8)	(100.0)%

Total	12.6	21.6	(9.0)	(41.7)%

The decrease in revenues of 41.7 % in 2004 compared to 2003 is attributable to the general trend of continued shift of focus to drug development activities. As research arrangements expired, no new collaboration arrangements were entered into to offset the drop in revenue. Furthermore, our research arrangement with ALTANA Pharma contained planned decreases in the utilization of our resources.

During 2004, amortization of deferred upfront payments and annual license fees decreased €1.7 million due to the expiration of a license agreement and foreign currency effects of €0.6 million. These decreases were offset by an increase of €0.2 million attributable to the ALTANA Pharma LeadCode™ license, which was in effect for a full year in 2004 compared to a partial year in 2003.

During 2004, revenues from the sale of FTE services to collaboration partners decreased 55.6% from €8.1 million in 2003 to €3.6 million in 2004. A decrease of €3.4 million, or 42.0%, related to the completion of collaborations in 2003. A decrease of €1.4 million, or 17.3%, related to a planned decrease in the number of FTEs in the ALTANA Pharma Research Institute collaboration.

Milestone revenues decreased during 2004 to €3.0 million from €4.6 million in 2004, a decrease of €1.6 million or 34.8%. A decrease of €1.3 million was due to the differences in the timing of the achievement of milestones in our on-going ALTANA Pharma arrangements. An additional decrease of €0.3 million was attributable to milestones achieved in 2003 in connection with an agreement that ended in 2003.

We received no revenues from grants in 2004, compared to €0.8 million in 2003.

Analysis of Operating Loss

Research and Development Expenses

We incur development expenses related to our clinical and preclinical drug development programs. We also incur research expenses associated with both partnered and unpartnered research and discovery activities, as well as the development and maintenance of our drug discovery technologies.

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of €):

	Year ended December 31,
	2005	2004	2003
Project Costs:
Satraplatin	23,087	14,907	9,819
1D09C3	1,660	3,092	1,401
Cost of performing research and development for others	910	1,371	3,565
Other projects	8,475	5,196	5,723

Total project cost	34,132	24,566	20,508
Other costs to arrive at total research and development expenses: Benefits and other salaries	7,419	6,445	6,466
Stock-based compensation	3,259	1,982	1,290
Building and facilities	3,468	3,882	4,060
Depreciation	3,350	1,253	1,361
Intellectual property expenses	593	891	845
Other expenses	3,463	936	3,005

Total research and development expenses	55,684	39,955	37,535

Project costs shown in the table above include direct project costs plus the salaries of the employees who directly charged time to the project and do not include overhead and other unallocated costs. Salaries do not include an allocation of benefits or stock-based compensation costs. Other salaries relate to departmental salaries not directly allocated to a project.

Satraplatin project expenses accounted for the largest portion of research and development expenses during 2005, 2004 and 2003. We expect that satraplatin project expenses will continue to be the largest portion of research and development expenses over the next few years. Under our co-development and license agreement with Pharmion, future development costs will be shared thereby offsetting future satraplatin development expense with co-development revenue. As we continue our clinical trial of satraplatin and advance the development of our other product candidates, we expect to incur higher levels of research and development expenses in future periods. This future increase might also result, among other things, from milestone payments for satraplatin upon the acceptance of an NDA filing and the European equivalent and the first approval of commercial sales in the United States and Europe for a total of $15.0 million. Additionally, an approval of an NDA filing or the European equivalent will trigger payments under certain compensation arrangements.

2005 vs. 2004

Research and development expenses were €55.7 million for the year ended December 31, 2005, compared with €40.0 million for the year ended December 31, 2004, an increase of €15.7 million or 39.3%. Included in research and development expenses are satraplatin project costs of €23.1 million and €14.9 million for the years ended December 31, 2005 and 2004. The following table summarizes the changes in research and development expenses for the years ending December 31, 2005 and 2004 (in millions of €, except % change):

	2005	2004	Change	% Change
Employee compensation including stock-based compensation	18.0	13.7	4.3	31.4%
Clinical trials contract research organization	15.8	7.7	8.1	105.2%
External research and development	5.9	6.3	(0.4)	(6.3)%
Pre-clinical and clinical supplies	1.3	1.5	(0.2)	(13.3)%
Raw materials and consumables	2.0	1.3	0.7	53.8%
Licensing and intellectual property	1.9	1.4	0.5	35.7%
Facilities	3.5	3.9	(0.4)	(10.3)%
Depreciation	3.4	1.3	2.1	161.5%
Other	3.9	2.9	1.0	34.5%

Total research and development	55.7	40.0	15.7	39.3%

Satraplatin development activities continue to be the primary driver for increases in research and development expenses. We maintain contracts with clinical trials contract research organizations who conduct clinical trials for satraplatin. Clinical trials contract research organization expenses increased 105.2% during 2005 as enrollment grew in our SPARC trial and the trial progressed.

Primarily as the result of hiring 40 employees from Axxima immediately upon closing of the transaction in March 2005, employee compensation, including stock-based compensation costs allocated to research and development, increased 31.4%, or €4.3 million, in 2005 compared to 2004. Salaries and payroll costs increased €2.9 million. Compensation costs for stock-based compensation increased €1.3 million in 2005. This increase resulted from the recognition of compensation of stock-based issuances granted in the fall of 2004. The aggregate value of 2004 stock-based compensation grants was higher than in other years and, since expense is recognized over the vesting period of four years, part of that higher value was expensed during 2005.

Depreciation expense increased €2.1 million in 2005 compared to 2004. This increase was primarily due to the acquisition of substantially all of the assets from Axxima in the first quarter of 2005. Many of the assets identified in the acquisition were laboratory leasehold improvements and were depreciated over the remaining life of the lease. The lease was terminated in 2005 and was not renewed. Deprecation expense in 2006 is expected to be lower due to these assets being fully depreciated.

2004 vs. 2003

Research and development expenses were €40.0 million for the year ended December 31, 2004, compared with €37.7 million for the year ended December 31, 2003, an increase of €2.3 million or 6.1%. Included in research and development expenses are satraplatin project costs of €14.9 million and €9.8 million for the years ended December 31, 2004 and 2003. The following table summarizes the changes in research and development expenses for the years ending December 31, 2004 and 2003 (in millions of €, except % change):

	2004	2003	Change	% Change
Employee compensation including stock-based compensation	13.7	15.1	(1.4)	(9.3)%
Clinical trials contract research organization	7.7	3.2	4.5	140.6%
External research and development	6.3	3.7	2.6	70.3%
Pre-clinical and clinical supplies	1.5	2.6	(1.1)	(42.3)%
Raw materials and consumables	1.3	2.0	(0.7)	(35.0)%
Licensing and intellectual property	1.4	2.7	(1.3)	(48.1)%
Facilities	3.9	4.1	(0.2)	(4.9)%
Depreciation	1.3	1.4	(0.1)	(7.1)%
Other	2.9	2.9	—	0.0%

Total research and development	40.0	37.7	2.3	6.1%

In 2003, we entered into several agreements with two contract research organizations to perform clinical trials for satraplatin. In 2004, the expense related to these agreements increased €4.5 million or 140.6% in 2004 compared to 2003. This increase is due to a larger number of patients enrolled in clinical trials and more sites opened.

The costs for external research and development increased €2.6 million or 70.3% in 2004 compared to 2003. An increase of €0.9 million related to the achievement of milestones in our monoclonal antibody (1D09C3) project and an additional increase of €1.3 million in preclinical development costs on this project.

Employee compensation, including stock-based compensation costs allocated to research and development, decreased by €1.4 million in 2004 compared to 2003. Salaries and payroll costs decreased by €2.0 million in 2004 as a result of a restructuring in October 2003, in which our workforce was reduced by approximately 21%. Additional decreases were due to favorable changes in the U.S. dollar-euro exchange rate on our U.S. dollar-based payroll costs. Compensation expense related to stock options and convertible bonds increased in 2004 by €0.6.

We incurred licensing and intellectual property expenses of €1.4 million in 2004 compared to €2.7 million in 2003, a decrease of €1.3 million. Of this decrease, €0.9 million is attributable to licensing costs of satraplatin in 2003. No such costs were incurred in 2004.

Costs of preclinical and clinical supplies decreased from €2.6 million in 2003 to €1.5 million in 2004, a decrease of €1.1 million. This decrease was attributable to higher expenses in 2003 for the contract manufacturing of antibodies for our monoclonal antibody drug development program in preparation for clinical testing. These expenses were mostly incurred in 2003 and 2002 and none were incurred in 2004.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, business development, strategic marketing, investor relations, legal, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, travel, insurance premiums and depreciation. We anticipate increases in expenses relating to insurance, legal and accounting services, investor relations and other internal resource requirements arising from additional compliance and reporting obligations imposed by Nasdaq and the U.S. federal securities laws.

2005 vs. 2004

The following table summarizes the changes in general and administrative expenses for the years ended December 31, 2005 and 2004 (in millions of €, except % change):

	2005	2004	Change	% Change
Employee compensation including stock-based compensation	10.5	7.7	2.8	36.4%
Facilities	4.4	1.6	2.8	175.0%
Depreciation	0.3	0.4	(0.1)	(25.0)%
Other	5.4	3.5	1.9	54.3%

Total general and administrative expenses	20.6	13.2	7.4	56.1%

General and administrative salaries and payroll costs increased €2.8 million, of which an increase of €1.8 million is attributed to stock-based compensation. This increase resulted from the recognition of compensation of stock-based issuances granted in the fall of 2004. The aggregate value of 2004 stock-based compensation grants was higher than in other years and, since expense is recognized over the vesting period of four years, part of that higher value was expensed during 2005. Partly as the result of adding new full-time employees in the general and administrative area, salaries and payroll costs increased €1.0 million in 2005.

Facilities expenses increased €2.8 million in 2005 as the result of the recognition of loss on a sublease contract. The loss represents the present value of the projected shortfall between our rent obligation under the lease and the rental income to be received over the term of the sublease. Since the loss that was recognized related to the remaining term of the sub-lease, no additional losses from the sublease are expected to be incurred other than the periodic accretion of the present value of the loss accrual.

Other general and administrative expenses increased €1.9 million to €5.4 million in 2005. This increase results from ongoing compliance costs, namely insurance and consulting costs, related to our listing on Nasdaq. Other increases result from legal fees related to business development and other corporate activities during 2005.

2004 vs. 2003

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

Employee compensation, including stock-based compensation costs, increased €0.9 million or 13.2% from €6.8 million in 2003 to €7.7 million in 2004. Part of the increase was from higher stock option and convertible bonds compensation costs due to an increase in the number and value of stock options and convertible bonds granted in 2004. The remaining increase in employee compensation was due to success payments related to the Nasdaq listing in June 2004.

Other general and administrative expenses increased €0.7 million from €2.8 million in 2003 to €3.5 million in 2004. This increase results mainly from higher insurance premiums of €0.6 million such as for directors and officers insurance, which was purchased in connection with our Nasdaq listing in June 2004.

Other Statement of Operations Commentary

In-Process Research and Development and Amortization of Intangible Assets

As described in Item 18, Note 5 to the Consolidated Financial Statements, we acquired substantially all of the assets of Axxima Pharmaceuticals AG. The aggregate purchase price of the assets was €13.1 million of which €0.7 million was assigned to in-process research and development. In accordance with FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method, the in-process research and development was expensed at the date of acquisition.

Amortization of intangible assets primarily includes the amortization of the following intangible assets:

•	Intangible assets identified in a business combination with Mitotix, Inc. in 2000,

•	Intangible assets identified in an acquisition of assets from Axxima on March 2, 2005,

•	Technology license purchased and used in various research programs and sublicensed to a third party.

The estimated amortization expense for intangibles for the next five years is as follows (in million €):

For the year ended December 31,
2006	0.6
2007	0.3
2008	0.1
2009	0.1
2010	0.0

Stock-based Compensation

Stock Options and Convertible Bonds

Stock option plans and convertible bonds are accounted for in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Convertible bonds, in addition to stock options, are issued as compensation to members of the Management Board and senior management. The fair value of options and convertible bonds granted is established as of the date of grant and recognized as compensation expense over the vesting period of the option or convertible bond. Compensation cost for stock options and convertible bonds is included in research and development expenses and general and administrative expenses in the statements of operations.

The following table summarizes the aggregate grant date fair value of stock-based compensation granted during 2005, 2004 and 2003 (in million €):

	2005	2004	2003
Stock options	4.4	6.5	1.5
Convertible bonds	1.8	5.5	0.6

Total grant date fair value of stock based compensation granted	6.2	12.0	2.1

During 2004, the aggregate grant date fair value of stock-based compensation granted was higher than in 2005 and 2003 due to an increase in both the number and the value of the compensation given.

The following table summarizes the allocation of stock-based compensation expense in the statement of operations during 2005, 2004 and 2003 (in million €):

	2005	2004	2003
Research and development expense	3.3	1.9	1.3
General and administrative expense	3.4	1.6	1.2

Total stock-based compensation expense	6.7	3.5	2.5

The fair value of stock-based compensation is amortized to expense using graded vesting. Graded vesting amortizes a larger portion of compensation expense to the earlier years of the vesting period. The increase in stock-based compensation expense in 2005 is due to the graded vesting of stock-based compensation granted in the fall of 2004, which was significantly higher than in other years.

Stock Appreciation Rights

During 2004 and 2005, we issued stock appreciation rights, or SARs, to members of the Supervisory Board and to certain members of the senior management team. The SARs vest upon the marketing approval of satraplatin in the United States or the European Union or both and will be settled in cash.

SARs are accounted for as liability awards under SFAS No. 123. Compensation expense for SARs, if any, will be accrued and recognized based on the intrinsic value at each balance sheet date as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense for SARs that contain vesting terms that are dependent on the achievement of certain events will be accrued and recognized at each balance sheet date following the achievement of that event. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the SARs. As of December 31, 2005, no compensation expense related to SARs has been recorded.

In periods beginning after December 31, 2005, we will adopt SFAS 123R, “Share-Based Payment”. Under SFAS 123R SARs will continue to be accounted for as liability awards however the timing of the recognition award expense will be different than before the adoption. The ultimate compensation cost for SARs, if any, will be the same after the adoption SFAS 123R as before the adoption.

The following table provides a sensitivity analysis of the compensation expense from SARs. The numbers in the table represent the costs that would be incurred from the occurrence of the vesting event at the stock price indicated in the column (in million €, except stock price):

Vesting Event	Stock price when vesting event occurs(1)
Marketing approval:	€ 10.00	€ 15.00	€ 20.00	€ 25.00	€ 30.00

In U.S.	0.00	1.01	2.26	3.51	4.76
In European Union	0.00	0.50	1.13	1.75	2.38
In first of U.S. or European Union	0.00	0.41	0.84	1.27	1.71
In both U.S and European Union	0.08	0.98	1.91	2.84	3.77

Total expense assuming occurrence of all vesting events	0.08	2.90	6.14	9.37	12.62

(1)	Each incremental increase of €1 in stock price above €30.00 would result in approximately €0.65 million in additional compensation expense.

Other Income (Expense), net

A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivable, accounts payable and cash. Strengthening of the U.S. dollar against the euro resulted in foreign currency gains of €2.4 million in 2005. Conversely, in 2004 the U.S. dollar weakened against the euro resulting in foreign currency losses of €(1.7) million during that period.

Foreign Currency

Our revenues and expenses are primarily denominated in both euro and U.S. dollar. We publish our consolidated financial statements in euro. Fluctuations in exchange rate between the euro and the U.S. dollar affects the reported euro amount of U.S. dollar transactions. A depreciation of the U.S. dollar against the euro decreases the euro reported amounts of revenues and expenses that are denominated in U.S. dollar and vice versa. These expenses primarily consist of all of the expenses incurred by our subsidiary, GPC Biotech Inc., and to a lesser extent some external research and development expenses and legal expenses incurred by GPC Biotech AG.

The following table summarizes the exchange rate as of the end of the three most recent years:

As of:	U.S. dollars for one euro
December 31, 2003	$1.26
December 31, 2004	$1.36
December 31, 2005	$1.18

After several periods of the U.S. dollar depreciating against the euro, the U.S. dollar appreciated against the euro during 2005. Any substantial future appreciation of the U.S. dollar against the euro will have the effect of increasing the euro reported expenses that are denominated in U.S. dollar.

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities and short-term investments totaled €93.6 million, and our restricted cash totaled €1.6 million, at December 31, 2005. We invest our cash in investments that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. As a general policy, we do not invest in equity securities for cash management purposes. Any equity securities we own were acquired as part of licensing agreements.

We have historically financed our operations primarily through the issuance of equity securities, cash payments (including licensing fees) from several collaboration partners, interest earned on investments, government grants, capital lease financings and long-term debt.

The following table summarizes our sources of funding over the last five years (in thousands of €):

Year	From the issuance of equity securities	From cash payments from collaboration partners	From interest on investments	From convertible bond issuances	Other sources of financing(1)	Total
2005	10,929	7,501	3,558	580	—	22,568
2004	80,014	9,348	1,966	935	—	92,263
2003	292	16,383	3,276	517	807	21,275
2002	290	15,814	3,866	281	1,915	22,166
2001	35,765	30,171	5,076	—	1,925	72,937

(1)	Other sources of financing include capital lease financings, issuance of long-term debt and funds received from governmental grants.

With the signing of the co-development and license agreement with Pharmion on December 19, 2005, additional sources of funding were established. Qualifying development expenses related to satraplatin will be shared with Pharmion, which will result in co-development revenues and cash inflows in 2006 and beyond. We are also eligible to receive up to an additional $210 million in total payments based upon the achievement of regulatory and sales milestones, in addition to significant royalties on net sales.

It is important to note that the following transactions took place after December 31, 2005 and yielded cash inflows totaling €67.5 million:

•	Accounts receivable from Pharmion were collected in the amount of $37.1 million (€31.3 million).

•	Proceeds of €36.2 million were received from the sale of 2.86 million newly issued ordinary shares in a private placement.

Capital resources derived from cash payments from collaboration partners have declined over the last five years. This decline is the result of not entering into significant new collaboration agreements in recent years and the completion of several collaboration agreements. This decline reflects our change in emphasis to drug development from technology and collaboration activities in recent years. We expect this trend to continue.

A large portion of the capital resources used to fund operations has been derived from the issuance of shares in various significant equity transactions. As of December 31, 2005, our shareholders have authorized the future issuance of 23,628,873 ordinary shares for specific purposes. The following table summarizes the ordinary shares authorized to be issued for different purposes:

As of December 31,
2005
Shares issued and outstanding	30,151,757
Authorized shares for the purpose of:
Exercise of stock options	4,798,409
Exercise of convertible bonds	2,707,527
Potential merger and acquisition activities	10,122,937
Potential convertible debt issuances	6,000,000

Total shares authorized	53,780,630

The following table summarizes selected information from our consolidated statements of cash flows for 2005, 2004 and 2003 (in million €):

Selected Cashflow Information	2005	2004	2003
Operating activities
Net Loss	(62.2)	(39.9)	(26.8)
Adjustments to net loss	19.4	2.1	3.8

Net cash used in operating activities	(42.8)	(37.8)	(23.0)
Investing activities
Purchases of property, equipment and licenses	(4.5)	(1.0)	(1.7)
Proceeds from sale of property and equipment	0.2	—	—
Net proceeds (purchases of) marketable securities and short-term investments	4.3	(16.0)	20.4

Net cash (used in) provided by investing activities	—	(17.0)	18.7
Financing activities
Proceeds from shares issued:
Asset acquisition	10.4	—	—
Global equity offering	—	78.0	—
Exercises of stock-based compensation	0.5	2.0	0.1
Other financing activities	0.6	(0.3)	(0.1)

Net cash provided by financing activities	11.5	79.7	—
Net (decrease) increase in cash	(28.9)	24.5	(5.0)
Cash and cash equivalents at end of year	30.6	59.4	34.9
Marketable securities and short-term investments at end of year	63.1	69.2	54.2

Total cash, cash equivalents, marketable securities and short-term investments	93.7	128.6	89.1

We continue to report significant cash used in operations. Significant adjustments to net loss to derive net cash used in operations are non-cash depreciation and amortization, non-cash compensation expense for stock options and convertible bonds and changes in accounts payable, other current and non-current assets, deferred revenue and other liabilities and accrued expenses. In 2005, we had a significant change in accounts receivable and deferred revenue due to the signing of the co-development and license agreement with Pharmion.

Investing activities are comprised of investments in property, equipment and licenses and purchasing and selling of marketable securities and short-term investments. In 2005, investments in property and equipment increased due to the purchase of substantially all of the assets of Axxima.

Financing activities are primarily comprised of the issuance of shares for various reasons and, in previous years, principle payments on long-term debt and capital leases. In 2005, cash provided by financing activities was derived primarily from cash received by issuing shares in the acquisition of assets from Axxima. In 2004, cash provided by financing activities was derived from a global equity offering of 7.16 million shares in Europe and the U.S., which yielded €78.0 million, net of costs of transaction. The exercise of stock options and convertible bonds provided cash in the amount of €0.5 million, €2.0 million and €0.1 million in the years 2005, 2004 and 2003, respectively.

We expect to incur substantial costs as we continue to expand our discovery programs and development activities. We expect to incur significant development expenses to complete our Phase 3 registrational trial for satraplatin as well as for additional trials with satraplatin. We further expect to incur significant development expenses to initiate new and complete current clinical trials for our monoclonal antibody product candidate.

We believe that our existing cash resources, future payments we expect to receive from Pharmion, ALTANA Pharma and other collaboration partners and interest earned on investments will be sufficient to meet our projected operating requirements for at least the next 18 months. If, at anytime, our ability to internally finance our research programs changes, we may decide to reduce research and development expenses by delaying, discontinuing or reducing our funding of development of one or more product candidates. Alternatively, we might raise funds through public or private financings, collaborations or other arrangements. We can give no assurances that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Similarly, financing obtained through future co-development or co-marketing arrangements may require us to forego certain commercial rights to, and revenues from, current or potential product candidates. Our failure to raise capital as and when needed could have a negative impact on our business, financial condition, operating results and ability to pursue our business strategy.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2005 (in thousand €):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	26,459	5,120	10,372	9,597	1,370
Convertible bonds	2,334	33	—	—	2,301
Research obligations	548	274	274	—	—

Total	29,341	5,427	10,646	9,597	3,671

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Munich, Germany, Waltham, Massachusetts and Princeton, New Jersey. They all expire at various times through 2015. The amounts shown represent cash payments to lessors. One lease calls for future incremental increases in rental payments in 2008. This increase is included in the table above; however the rent expense is accounted for on a straight-line basis in accordance with U.S. GAAP. Payments for facility leases are offset by payments received from sublessors. As of December 31, 2005, the aggregate future minimum rentals to be received under non-cancelable subleases with ALTANA Pharma and another company were approximately €2.6 million.

The contractual obligations table does not include amounts for milestone payments to various collaboration partners resulting from the achievement of defined contractual milestones, as the payments are contingent on the achievement of defined contractual milestones.

The contractual obligations table does not include amounts for stock-based compensation that are contingent on achievements of certain events. During 2005 and 2004 we issued SARs to Supervisory Board Members and to certain members of the senior management team. See the discussion of SARs in the section “Results of Operations”, above.

Off-Balance Sheet Transactions

As of December 31, 2005, 2004 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we are not engaged in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had been engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

German Tax Treatment of Loss Carry-Forwards

We have significant tax loss carry-forwards. Please refer to page F-25 in our financial statements included in this annual report for a detailed description of income taxes. Under current German tax law, a corporation is generally permitted to set-off loss carry-forwards (Verlustvorträge) against annual taxable income up to €1 million. The remaining loss carry-forwards can be set-off against up to 60% of the taxable income of the individual tax assessment period. Any set-off against loss carry-forwards requires that the offsetting entity is economically identical with the loss-incurring entity. According to the German Corporate Income Tax Act (Körperschaftsteuergesetz), the offsetting entity would not be economically identical to the loss-incurring entity if:

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

The German tax authorities currently perform an audit of income tax for the years 1999 through 2003.

At December 31, 2005, 2004 and 2003, we had deferred tax assets representing the benefit of accumulated tax net operating loss carry-forwards. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that our deferred tax assets will not be realized.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this annual report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

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

Some agreements that we may enter into contain multiple deliverables. We account for multi-element arrangements in accordance with FASB Emerging Issues Task Force (“EITF”) Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”. Accordingly, arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets are divided into separate units of accounting based on certain criteria. Consideration is allocated to the different units of accounting based on their fair values. Revenue recognition is considered separately for each accounting unit when all criteria of SAB 104 have been met.

Our revenues consist of fees earned from co-development and license agreements, research and development collaboration agreements, and grant revenues. Revenues from co-development and license agreements and from research and development collaboration agreements generally consist of licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

We generally receive re-imbursement fees upfront upon signing of a co-development and license agreement. We also receive non-refundable licensing and technology access and initiation fees upfront upon signing of a research and collaboration agreement. In addition, we generally receive fixed non-refundable annual licensing fees upfront each year for the duration of the licence agreement. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, all fees received or to be received under these arrangements are recognized on a straight-line basis over the term of the agreements, as this is the period over which the license is granted or we are substantially and continually involved.

Payments for co-development activities are received under a co-development arrangement whereby certain drug candidate development costs are shared with a partner. Co-development revenues are derived from a negotiated, fixed-percentage of certain costs incurred in the joint development and commercialization activities of the licensed drug program. Co-development revenues are recognized as qualified development costs are incurred and are included in collaboration revenues in the consolidated statement of operations. Any amounts received prior to incurrence of qualified development costs are deferred until such costs are incurred.

Fees for development activities performed by drug development employees are received from co-development partners for work directly related to the development of a licensed product or other activities contemplated under the co-development and license agreement. Fees for research support performed by research scientists are received from collaboration partners for research services performed under the agreements. Fees are generally stated at a yearly flat fee rate per development employee or per research scientist. We recognize fees for development activities and research support revenue as the work and the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

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

Royalty revenues generally result from sales of products based on research performed under the collaboration agreements. Royalties are based on the volume of product sold and are recognized as revenue upon notification of sales from the collaboration partner. We have not yet received or recognized any royalty revenue payments from any of our past or current co-development or collaborative agreements.

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

Stock-Based Compensation

We grant stock options to our Management Board, senior management, and to employees. In the past we have also granted stock options to consultants. Under the terms of our stock option plans, options are exercisable within ten years of the date of grant, subject to an initial two-year non-exercise period as required by German law. The exercise price equals the average of the market price of our ordinary bearer shares over a five-day period prior to the date of grant. We account for our stock option plans in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. We determine the fair value of the options we grant using an option pricing model and recognize this as compensation expense as a charge to operations over the relevant vesting period of the options, which is generally four years. The expense is recognized on a graded vesting basis as opposed to a straight-line basis. Graded vesting results from portions of the grant vesting at different times. Our options vest at 25% each over four years. This means that one quarter vests over year one, one quarter over years one and two, one quarter over years one, two and three, and the last quarter over years one, two, three and four. As such, the amortized compensation expense is higher in the first years than in the later years.

We grant convertible bonds to Management Board and senior management. In the past, we have also granted convertible bonds to our Supervisory Board. The fair value of our convertible bonds is calculated using the same vesting schedule and assumptions as those used for our stock options, and is recognized as compensation expense over the relevant vesting period of the convertible bonds, generally up to four years.

Compensation expense is determined by multiplying the number of options and convertible bonds granted times the fair value of each option or convertible bond. We calculate the fair value of options as of the date of grant and do not make any adjustments for subsequent changes in share price or volatility. To determine the fair value, an option pricing model requires management to make estimates regarding the inputs of the model, namely for share price volatility, risk-free interest rate, future dividends paid by us and life of the option or convertible bond. We estimate share price volatility based on actual historical share prices over the estimated life of the option. We revise the estimate of the share price volatility at the beginning of each year and use the same volatility for all options and convertible bonds issued during the year, unless the market for our shares fluctuates significantly during a period, in which case the calculation is updated quarterly. The risk-free interest rate used in the calculation is the interest on debt issued by the German government with a maturity similar to the estimated life of the stock options or convertible bonds. We estimate that we will not pay dividends in the foreseeable future. We estimate the life of the option and convertible bonds to be equal to the vesting period of the option or convertible bond. Any changes in estimates of volatility, risk-free interest rate, future dividends and life of the options and convertible bonds would result in increases or decreases in the amount of compensation expense recognized.

We grant stock-based compensation with performance conditions in the form of SARs and convertible bonds. The SARs with performance conditions vest upon the marketing approval of satraplatin and will be settled in cash. As such, they are accounted for as liability instruments. Compensation expense for SARs, if any, will be accrued and recognized based on the intrinsic value at each balance sheet date beginning after the marketing approval of satraplatin as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense will be recorded when the performance conditions are met and will be equal to the amount of cash ultimately paid to settle the SARs.

Impairment of Long-Lived Assets

Our long-lived assets at December 31, 2005 consist of intangible assets such as licenses and acquired patents purchased in connection with our acquisition of the assets of Axxima and the acquisition of Mitotix, Inc. in a transaction accounted for under the purchase method and fixed assets such as laboratory equipment, computer and other office equipment, furniture and fixtures, and leasehold improvements. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we review long-lived assets for impairment when impairment indicators exist and, if necessary, recognize an impairment charge equal to the difference between the carrying amount of the asset and the fair value as determined by discounted cash flows.

Indicators that result in reviewing our long-lived assets for impairment are, among others, termination of research programs, restructuring programs, equipment obsolescence, idle equipment, or vacating of facilities. During the fourth quarter of 2003, we reviewed our patents for impairment, as management decided during 2003 to discontinue additional programs, and also obtained additional information regarding the probability of success of the remaining program. An impairment charge of €1.2 million was recorded at December 31, 2003, based on the updated discounted cash flow analysis. For the year ended December 31, 2005 and 2004, we updated our discounted cash flow analysis resulting in no impairment expense for these periods.

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

The probability of success of each program is based on the most recent scientific information available to management regarding the progress of the program at a given point in time. Programs are continually evaluated for their viabilities and whether our resources will continue to be used in pursuing the programs. Several programs were discontinued during 2002 and 2003, while others were reevaluated in terms of their probabilities. As of December 31, 2005, only one program acquired as part of the Mitotix, Inc. acquisition, our cell cycle inhibitor program, is still being pursued. The remaining programs have been discontinued. These factors were incorporated into the discounted cash flow analysis.

Royalty rates are based on actual royalty rates stated in our license and/or collaboration agreements with collaboration partners. The rates used in the discounted cash flow analysis take into consideration the similarities of the technology.

The risk-adjusted discount factor considers the risk free rate, the cost of equity, the cost of debt, and a market risk. The rate used to discount the cash flows takes into consideration the risks identified and already adjusted for in the royalty rate and the probability rate. We have used a risk-adjusted discount rate of 20%, which is specific to us, but which is based on comparable rates and data used by other biotechnology companies.

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

Recent Accounting Pronouncement

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record in the statement of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received. The cost of instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first annual reporting period beginning after June 15, 2005, and will thus be adopted by us in our first calendar quarter of 2006.

SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as the for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation costs calculated under SFAS No. 123 for pro forma amounts disclosure. We plan to adopt SFAS No. 123R using the modified prospective method.

On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share Based Payments,” (“SAB 107”), which expresses the views of the SEC staff regarding the application of SFAS No. 123R.

We are in the process of quantifying the total impact that the adoption of SFAS No. 123R will have on our first quarter 2006 consolidated financial statements.

In Item 18, pages F-12 and F-13 of the Consolidated Financial Statements, we disclose other new accounting standards; however we do not consider them to have a material impact on our financial statements upon adoption.

Item 6. Directors, Senior Management and Employees

Overview

In accordance with the German Stock Corporation Act (Aktiengesetz), we have two separate boards of directors. These are the Vorstand, or Management Board, and the Aufsichtsrat, or Supervisory Board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.

The Management Board is responsible for the day-to-day management of our business in accordance with applicable law, our Articles of Association (Satzung) and the internal rules of procedure (Geschäftsordnung) adopted for it by the Supervisory Board. The Management Board represents GPC Biotech in its dealings with third parties. The principal function of the Supervisory Board is to supervise the Management Board. It is also responsible for appointing and removing the members of the Management Board and representing GPC Biotech in connection with transactions between a member of the Management Board and the company. The Supervisory Board is not itself permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, our Supervisory Board has determined that the following matters, among others, require its prior consent: (1) the conclusion, amendment and termination of license, know-how, patent and collaboration agreements above specified thresholds, (2) the acquisition, sale and encumbrance of real property, (3) the commencement, acquisition, discontinuance and sale of businesses, business units or branch offices, (4) the granting of guarantees, securities and other collateral (other than product warranties/guarantees) above a specified threshold, (5) our fiscal and financial planning and budgeting, (6) the granting and termination of profit participation rights, and (7) the purchase and sale of equity interest.

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

For a discussion of potential recourse of shareholders against our members of the Management Board or the Supervisory Board please refer to our discussion of “German Corporate Law” in Item 4. of this annual report.

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

Name	Year first elected	End of term(1)	Principal occupation
Jürgen Drews, M.D., Ph.D. (Chairman)(72)	1998	2007	Consultant of Bear Stearns Health Innoventure Fund LLC
Michael Lytton, J.D. (Vice Chairman)(48)	2001	2006	General partner of Oxford Bioscience Partners
Metin Colpan, Ph.D.(50)	1998	2007	Founder and member of the supervisory board of Qiagen N.V.
Prabhavathi B. Fernandes, Ph.D.(56)	2003	2007	President and chief executive officer of Cempra Pharmaceuticals Inc.
Peter Preuss(62)	2001	2006	President of Preuss Foundation for Brain Tumor Research; Regent of the University of California

James M. Frates(38)	2004	2006	Chief Financial Officer, Vice President and Treasurer of Alkermes, Inc.

(1)	Term ends upon the adjournment of the annual general meeting held in the year indicated.

The members of our Supervisory Board may be contacted at the German address of GPC Biotech. The Supervisory Board has determined that all of its current members are independent pursuant to the criteria contained in Nasdaq Rule 4200.

Jürgen Drews.    Chairman of the Supervisory Board since 2001. Dr. Drews was a Managing Partner at Bear Stearns Health Innoventures until September 2004 and is now acting as a consultant to that firm. Previously, he was the President of Global Research at Hoffmann-La Roche and a former member of the Board of Directors and a Partner of BIOMEDICINE, International Biomedicine Management Partners. He previously served as the Chairman of EuropaBio, the European Association

for Bioindustries, which has more than 500 individual member companies. Dr. Drews was Chairman of the Board of Genaissance Pharmaceuticals, New Haven, CT until October 2005 and served on the boards of several biotech companies worldwide, including TeGenero, Würzburg, Germany (until July 2005). Currently he is a board member at Human Genome Sciences, Rockville, MD and MorphoSys AG, Munich, Germany.

Michael Lytton.    Vice Chairman of the Supervisory Board since January 2004. Mr. Lytton has been a General Partner at Oxford Bioscience Partners since January 2001. Previously, he was Partner, Chairman of the Technology Group and member of the Executive Committee of Palmer & Dodge LLP. In this capacity, he advised GPC Biotech for several years. Mr. Lytton is a graduate of Princeton University and recipient of a Fulbright Scholarship for study at the University of London. He received an M.Sc. in Epidemiology and Medical Statistics from the London School of Hygiene and Tropical Medicine and his J.D. from Harvard Law School. Mr. Lytton also serves on the boards of several companies worldwide, including Acambis, Cambridge, UK, Alantos Pharmaceuticals, Cambridge, MA, Santhera Pharmaceuticals, Basel, Switzerland, Rib-X Pharmaceuticals, New Haven, CT, VaxInnate Corporation, Cranbury, NJ, Enanta Pharmaceuticals, Watertown, MA and Decision Biomarkers, Waltham, MA.

Metin Colpan.    Dr. Colpan is co-founder of Qiagen N.V. and served as Qiagen N.V.’s Chief Executive Officer and President from 1985 through 2003. Qiagen N.V. has been listed on Nasdaq since 1996 and on the Frankfurt Stock Exchange since 1997. He obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology, Darmstadt, Germany, in 1983. Prior to founding Qiagen N.V., Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf, Germany. Dr. Colpan has a wide range of experience in separation techniques, particularly in the separation and purification of nucleic acids, and has filed many patents in the field. Dr. Colpan serves on the boards of several biotechnology companies worldwide, including GenPat77 Pharmacogenetics AG, Berlin (since March 2005), Ingenium Pharmaceuticals AG, Munich, Germany, and MorphoSys AG, Munich, Germany. He is also a member of the board of Qiagen N.V., Venlo, The Netherlands. In addition, he is a consultant for the federal and state governments of Germany.

Prabhavathi B. Fernandes.    Dr. Fernandes has been President and Chief Executive Officer of Cempra Pharmaceuticals, Inc. since January 2006. She was President and Chief Executive Officer of DarPharma until December 2005. Dr. Fernandes has over 25 years of experience in drug discovery and development, having held leadership positions at several biotechnology and pharmaceutical companies. During these years she was directly involved in the development of many drugs, of which four have been approved and one had many years of sales in the billions of dollars. She has also served as Chief Executive Officer of Ricerca Biosciences LLC, and founder and Chief Executive Officer of Small Molecule Therapeutics. Prior to founding Small Molecule Therapeutics, Dr. Fernandes worked for many years at major pharmaceutical companies, including as Vice President Biomolecular Screening Drug Discovery at Bristol-Myers Squibb, Pharmaceutical Research Institute. She also worked for Abbott Laboratories and The Squibb Institute for Medical Research. Dr. Fernandes served on the U.S. Congressional Panel for Assessment of Impact of Antibiotic Resistant Bacteria and on the American Society for Microbiology Advisory Panel for Antibiotic Resistance. She was awarded a post-doctoral fellowship to Fox Chase Cancer Center from the National Institutes of Health and received her Ph.D. in Microbiology from Thomas Jefferson University, Philadelphia, PA. Dr. Fernandes has authored numerous publications and has received many awards for her achievements. She serves on the editorial board of six journals as well as on the board of Biosomes, Inc., Wilmington, DE (since January 2006); the advisory board of Optimer Pharmaceuticals, Inc., San Diego, CA; the board of NAEJA Pharmaceutical, Inc., Edmonton, Alberta Canada; and as an industry advisor to TVM Capital, Boston, MA and Munich, Germany.

James M. Frates.    James Frates is the Chief Financial Officer and directs the Finance and Corporate Communications departments at Alkermes, Inc., a pharmaceutical company based in Cambridge, Massachusetts. He was previously a Vice President in charge of the East Coast Life Sciences Practice at Robertson Stephens & Company, Inc. He has also worked in health care investment banking at Morgan Stanley & Company, Inc. Mr. Frates serves as a national chairperson of the Association of Bioscience Financial Officers. Mr. Frates received a B.A. in government from Harvard College and an M.B.A. from Harvard Graduate School of Business Administration.

Peter Preuss.    Peter Preuss is President and founder of the Preuss Foundation for Brain Tumor Research, and is currently serving a twelve-year term as a Regent of the University of California. He is a former member of the Advisory Committee to the Director of the National Institutes of Health. Mr. Preuss was founder and Chief Executive Officer of Integrated Software Systems Corporation, one of the world’s first software companies. His extensive business expertise and experience has been recognized by numerous awards, honors and memberships in Honorary Societies. In 2004, Mr. Preuss received the Woodrow Wilson award for public service. He has been on the boards of various biotech and high-tech companies, both public and private, including the board of Overland Storage, Inc., San Diego, CA (until November 2005). Mr. Preuss holds an advanced degree in mathematics from the University of California, San Diego, CA.

Management Board

Our Management Board currently consists of four members. The Supervisory Board determines the size of the Management Board. Members of the Management Board are appointed by the Supervisory Board for a maximum term of five years and are eligible for reappointment or extension after the completion of their term in office. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in an annual meeting, a member of the Management Board may be removed from office by the Supervisory Board prior to the expiration of his or her term. Furthermore, the term of office of a Management Board member ends three months after he or she has attained the age of 65.

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

Name (age)	Year first appointed	End of term	Responsibility	Other board memberships
Bernd R. Seizinger, M.D., Ph.D. (49)	1998	6/2008	Chief Executive Officer	ALTANA Pharma AG, BioXell SpA and Santhera Pharmaceuticals AG

Elmar Maier, Ph.D. (40)	1998	2/2008	Senior Vice President Business Development and Chief Operating Officer (Munich, Germany)	GATC Biotech AG

Mirko Scherer, Ph.D. (37)	1999	8/2007	Senior Vice President and Chief Financial Officer	Member of the Börsenrat of the Frankfurt Stock Exchange, member of the foundation Stichting Preferente Aandelen QIAGEN

Sebastian Meier-Ewert, Ph.D. (37)	1998	2/2008	Senior Vice President, Chief Scientific Officer and Chief Operating Officer (Waltham/ Boston, MA)	Immatics Biotechnologies GmbH

The members of our Management Board may be contacted at the German address of GPC Biotech.

Bernd R. Seizinger, M.D., Ph.D.     Chief Executive Officer. Bernd R. Seizinger, M.D., Ph.D., has been Chief Executive Officer of GPC Biotech since 1998. He joined GPC Biotech from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham, Massachusetts, where he was Executive Vice President and Chief Scientific Officer (1996–1998). From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb Pharmaceutical Research Institute in Princeton, New Jersey, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger was at Harvard Medical School and Massachusetts General Hospital, where he served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger also held a visiting professorship at the Department of Molecular Biology at Princeton University. He was awarded his M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 scientific publications. He is a member of the Supervisory Boards of ALTANA Pharma AG, BioXell SpA and Santhera Pharmaceuticals AG.

Mirko Scherer, Ph.D.    Senior Vice President and Chief Financial Officer. Mirko Scherer, Ph.D., co-founder of GPC Biotech AG, serves the Company as Senior Vice President and Chief Financial Officer. Previously, Dr. Scherer worked for The Boston Consulting Group in Munich, where he was a management consultant to several industries, including banking. He graduated with a degree in business administration from the University of Mannheim in Germany and obtained his MBA from the Harvard University Graduate School of Business Administration. Dr. Scherer received his Ph.D. in finance from the European Business School in Oestrich-Winkel in Germany. Dr. Scherer is a member of the Börsenrat (Exchange Council) of the Frankfurt Stock Exchange. He is also a member of the foundation Stichting Preferente Aandelen QIAGEN, located in Venlo, The Netherlands.

Elmar Maier, Ph.D.    Senior Vice President, Business Development and Chief Operating Officer (Martinsried/Munich, Germany). Elmar Maier, Ph.D., co-founder of GPC Biotech AG, serves the Company as Senior Vice President, Business Development. He is also Chief Operating Officer of the Martinsried facility. Dr. Maier has successfully negotiated multiple pharmaceutical and biotech alliances. Previously, Dr. Maier ran a consulting firm commercializing biotech know-how. He was also Department and Project Manager at the Max Planck Institute for Molecular Genetics in Berlin, where he arranged collaborations with pharmaceutical and biotech companies. Dr. Maier has received numerous awards, including fellowships for his research in the field of genomics technologies at the Imperial Cancer Research Fund in London. Dr. Maier holds a degree in chemistry and obtained his Ph.D. in biology from the University of Konstanz in Germany. He is a member of the Supervisory Board of GATC Biotech AG.

Sebastian Meier-Ewert Ph.D.    Senior Vice President, Chief Scientific Officer and Chief Operating Officer (Waltham, Mass., USA). Sebastian Meier-Ewert, Ph.D., co-founder of GPC Biotech AG, serves as the Company’s Senior Vice President and Chief Scientific Officer. He is also Chief Operating Officer of the Waltham facility. Prior to co-founding GPC Biotech, Dr. Meier-Ewert established and led a team of scientists working on gene expression analysis and bioinformatics at the Max Planck Institute for Molecular Genetics in Berlin. He also co-founded a consulting firm specializing in biotechnology know-how and technologies. Dr. Meier-Ewert studied biochemistry at University College, London. He completed his postgraduate training at the Imperial Cancer Research Fund in London and received his Ph.D. from the University of London. He is the recipient of several awards and author of more than 30 publications. Dr. Meier-Ewert is a member of the Supervisory Board of Immatics Biotechnologies GmbH.

Management Team

Our Management Board is supported by a highly qualified and internationally experienced management team. Certain of the members of the management team, Mssrs. Hamm, Hatzis-Schoch, Richard, Rozencweig and Shah, together with the Management Board form our “Executive Committee”, which assists the Management Board in key management decisions.

Name (age)	Position
David R. Bancroft, Ph.D. (38)	Vice President Intellectual Property
Colin Freund (36)	Vice President Business Development (U.S.)
Gregory H. Hamm (55)	Vice President Corporate Integration, Vice President Bioinformatics and Information Technology, Site Head Princeton
Brent Hatzis-Schoch, J.D. (41)	Vice President and General Counsel
Torsten Hombeck, Ph.D. (36)	Vice President Finance
Nikolai Kley, Ph.D. (44)	Vice President Research, Waltham
Arthur Kluge, Ph.D. (62)	Vice President Drug Discovery
Thomas J. McKearn, M.D., Ph.D. (57)	Vice President Medical Affairs
Edward F. McNiff, Ph.D. (53)	Vice President Pharmaceutical Development
Michael E. Petrone, M.D. (55)	Vice President Clinical Operations
John P. Richard (48)	Senior Business Advisor
Marcel Rozencweig, M.D. (60)	Senior Vice President Drug Development
Hemanshu Shah, Ph.D. (45)	Vice President Commercial Operations

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

Gregory H. Hamm.    Vice President, Corporate Integration, Vice President, Bioinformatics and Information Technology, Site Head (Princeton, N.J., USA). Gregory H. Hamm joined GPC Biotech in 1999 as Vice President, Bioinformatics and Information Technology, as well as Site Head of the Princeton facility. In 2001, Mr. Hamm was also appointed Vice President, Corporate Integration, which includes responsibility for Human Resources worldwide. Mr. Hamm was previously Vice President, Bioinformatics, at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for all computational aspects of the company’s scientific programs, including its work on the Human Genome Project. Before 1995, Mr. Hamm was Director of the Molecular Biology Computing Laboratory at Rutgers University (U.S.). Earlier he was the founder and manager of the EMBL Data Library and Head of Computing at the European Molecular Biology Laboratory (EMBL) in Heidelberg (Germany).

Brent Hatzis-Schoch.    Vice President and General Counsel. Mr. Hatzis-Schoch joined GPC Biotech in 2003. Prior to joining GPC Biotech, Mr. Hatzis-Schoch was Associate General Counsel for Global Research & Development at Pharmacia Corporation, where he earlier held various senior legal positions in the transactional and international areas. Previously, he had been European legal counsel to Baxter Healthcare, based in Brussels, Belgium. He also spent several years in private practice in the United States and Germany. Mr. Hatzis-Schoch received his law degree from George Washington University, Washington D.C.

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

Michael E. Petrone.    Vice President Clinical Operations. Dr. Petrone is responsible for project planning and clinical outsourcing. He has more than ten years of experience in the pharmaceutical and biotechnology industry in the areas of strategic planning, product development, and clinical research from the initiation of clinical trials to marketing approval. Dr. Petrone has extensive expertise and leadership in new drug development and clinical research organization management. Prior to joining GPC Biotech in 2002, he was with Roberts Pharmaceutical Corporation as Vice President Clinical Research and Medical Affairs, and more recently with Genaera Corporation as Vice President Clinical Research.

John P. Richard.    Senior Business Advisor. John Richard joined GPC Biotech in 1999. Previously, he was Executive Vice President, Business Development at SEQUUS Pharmaceuticals, where he was responsible for negotiating the acquisition of SEQUUS by ALZA Corporation in 1999. Prior to SEQUUS, Mr. Richard headed business development for Vivus and Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for establishing numerous pharmaceutical alliances. He was also co-founder and original Chief Executive Officer of IMPATH Inc. Mr. Richard currently serves on the Board of Directors of Altus Pharmaceuticals Inc., Targacept, Inc., Metastix Inc., and Zygogen, LLC and is a partner with Georgia Venture Partners. Mr. Richard received his MBA from Harvard Business School and his B.S. from Stanford University.

Marcel Rozencweig.    Senior Vice President Drug Development. Marcel Rozencweig, M.D. joined GPC Biotech in 2001. He previously worked for Bristol-Myers Squibb for 18 years, where he held several senior leadership positions in drug development and strategic planning, including Vice President, Oncology, Infectious Diseases and Immunology Clinical Research; and Vice President, Strategic Planning and Portfolio Management. Dr. Rozencweig is a world-renowned expert in oncology drug development. His many achievements include significant contributions leading to the FDA approval of 11 drugs, mostly anticancer treatments, including the blockbusters Taxol® and Paraplatin® (carboplatin). Dr. Rozencweig is an Adjunct Associate Professor of Medicine at New York University and has authored or co-authored more than 200 scientific publications.

Hemanshu Shah.    Vice President Commercial Operations. Dr. Shah joined GPC Biotech in 2003. Previously, he was Global Commercial Leader for Zarnestra and Procrit in the Oncology Global Marketing Group at Johnson & Johnson. Prior to joining Johnson & Johnson, he was Director of Marketing for Bristol-Myers Squibb Oncology with significant responsibility for marketing oncology products including Taxol, Paraplatin and Ifosfamide. Dr. Shah’s earlier experience at Bristol-Myers Squibb included various positions in Business Development, and Research & Development. Dr. Shah received his Ph.D. in Pharmaceutical Sciences from Rutgers University, and his MBA from SUNY Buffalo, NY.

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

2005 Summary Compensation Table

	Annual Compensation			Long-Term Compensation		All Other Compensation
	Salary(€)		Cash Bonus(€)	Stock Options (#)	Convertible Bonds(#)(2)
Bernd R. Seizinger, M.D., Ph.D.	469,907	(3)	271,414	—	170,000	28,906	(1)
Elmar Maier, Ph.D.	272,959		182,000	—	100,000	—
Sebastian Meier-Ewert, Ph.D.	298,784		118,000	—	100,000	—
Mirko Scherer, Ph.D.	292,429		111,000	—	100,000	—

Total	1,334,079		682,414	—	470,000	28,906

(1)	This amount represents a double household allowance.
(2)	Each convertible bond entitles the holder thereof to purchase one ordinary bearer share, subject to adjustment in the event of changes to our capitalization.
(3)	Includes $250,305 which has been converted into euro at the US$/euro exchange rate of $1.00 = €0.8030 (average exchange rate during fiscal year 2005).

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

At our annual general meeting on June 8, 2005, our shareholders also resolved to provide a one-time grant of long-term performance-based variable remuneration in the form of stock appreciation rights to each member of the Supervisory Board. The grants of stock appreciation rights were issued as of July 1, 2005 and are in addition to the annual cash remuneration described above. Dr. Drews, as the Chairman of the Supervisory Board, and Mr. Lytton, as the Vice Chairman of the Supervisory Board, received grants of 15,000 and 11,250 stock appreciation rights, respectively. Each member of the Supervisory Board received grants of 7,500 stock appreciation rights. In addition, each member of the Supervisory Board (including the Chairman of the Supervisory Board) who serves as the chairman of one or more Supervisory Board committees (other than the Audit Committee) received a grant of 5,000 stock appreciation rights. Furthermore, each member of the Supervisory Board, but excluding those members who are members of the Audit Committee, received grants of 2,500 stock appreciation rights in compensation for their service on one or more committees. The chairman and members of the Audit Committee received grants of 7,500 and 3,750 stock appreciation rights, respectively. The members of the Audit Committee do not receive any additional stock appreciation rights for their service on any other committee.

Each stock appreciation right represents the right to receive an amount in cash equal to the difference (if any) between the basic price of the stock appreciation right and the exercise price of the stock appreciation right after the completion of a specified holding period. The basic price of each stock appreciation right is €9.03, which is equal to the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the five trading days preceding, and the five trading days after, the issue date, which was July 1, 2005. The exercise price will be the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the 60 trading days following the end of the holding period. The holding period of the stock appreciation rights began on the issue date and will generally end with the marketing approval of satraplatin by the FDA and the European Commission (both approvals need to have been granted). Any payments with respect to the stock appreciation rights are due within 100 calendar days after the end of the holding period.

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

We have no contracts with any of our Supervisory Board members that would provide for benefits upon termination of service on the Supervisory Board.

2005 Summary Compensation Table

Name	Salary (€)	Stock appreciation rights (number)
Jürgen Drews, M.D., Ph.D.(1)(4)(7)	42,500	20,000
Michael Lytton, J.D.(2)(3)(4)(5)	30,000	15,000
Metin Colpan, Ph.D.(5)(8)	20,000	11,250
Prabhavathi B. Fernandes, Ph.D.(9)	20,000	12,500
James M. Frates(6)(8)	25,000	15,000
Peter Preuss(3)(10)	22,500	12,500

Total	160,000	86,250

(1)	Chairman of the Supervisory Board.
(2)	Vice Chairman of the Supervisory Board.
(3)	Member of the Compensation Committee.
(4)	Member of the Finance Committee.
(5)	Member of the Audit Committee.
(6)	Chairman of the Audit Committee.
(7)	Chairman of the Compensation Committee.
(8)	Member of the Corporate Governance & Nominations Committee.
(9)	Chairman of the Finance Committee.
(10)	Chairman of the Corporate Governance & Nominations Committee.

Equity-Based Plans

As of December 31, 2005, a total of 3,947,653 stock options and convertible bonds were issued and outstanding to purchase our ordinary bearer shares to members of our Management Board and a total of 149,000 stock options and convertible bonds to the members of our Supervisory Board. The following tables set forth all option and convertible bond grants to our Management Board as well as to our Supervisory Board by year of grant.

Supervisory Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)	Conversion rate	Exercise price(€)	Term life (years)
2000	20,000	1:1	17.89	10
2001	32,500	1:1	9.55	5	(1)
	10,000	1:1	16.38	10
2002	—	—	—	—
2003	86,500	1:1	5.77	5	(2)
2004	—	—	—	—
2005	—	—	—	—

Total	149,000

(1)	As of the date of the resignation as a member of the Supervisory Board, not exceeding one year.
(2)	As of the date of the resignation as a member of the Supervisory Board, not exceeding two years.

Management Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)		Conversion rate	Exercise price(€)	Term life (years)
1998	358,303	(1)	1:1	1.16	10
1999	49,490	(1)	1:1	1.16	10
	111,360	(1)	1:1	3.98	10
2000	306,000		1:1	6.62	10
	530,000		1:1	17.89	10
2001	250,000		1:1	9.69	10
	50,000		1:1	13.34	10
2002	100,000		1:1	5.24	10
	215,000		1:1	4.36	10
2003	125,000		1:1	2.70	10
	48,574		1:1	4.87	10
	143,926		1:1	4.96	10
2004	600,000		1.1	9.33	10
	590,000		1:1	10.90	10
2005	470,000		1:1	10.38	10

Total	3,947,653

(1)	A total of 705,280 stock options initially granted to Dr. Seizinger in 1998 and 1999 were transferred by him to a financial institution in connection with cash settled share option agreements dated July and December 2001, respectively. Upon any exercise by him of the options granted in the agreement of July 2001, Dr. Seizinger will receive cash, not shares, from the financial institution. On any exercise by him of the options in the agreement of December 2001, Dr. Seizinger will, provided that he has paid to the financial institution the amounts required by the agreement and that certain other conditions are satisfied, be entitled to receive cash, not shares, from the financial institution. In 2004, Dr. Seizinger exercised 120,000 of these options, which are not included in this table. In 2005, Dr. Seizinger sold 66,127 cash settled shares that are not included in this table.

We have established the following equity compensation plans for members of our Management Board, executives of our U.S. subsidiary and selected employees of GPC Biotech as well as consultants and members of our Supervisory Board:

German Equity-Based Plans

2005 Stock Option Plan, 2004 Stock Option Plan, 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Stock Option Plan

Under the 2005 Stock Option Plan, employees of GPC Biotech and affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad are eligible to acquire our ordinary shares pursuant to stock options. Under the 2004 Stock Option Plan, the members of the management bodies and executives (Führungskräfte) of GPC Biotech and its affiliated subsidiary companies in Germany and abroad are eligible to acquire our ordinary shares pursuant to stock options. Under the 2002 Stock Option Plan, the members of our Management Board and selected employees of GPC Biotech are eligible to acquire our ordinary shares pursuant to stock options. Under the 2001 Stock Option Plan, selected employees of GPC Biotech, members of our Management Board and members of the management bodies of our affiliates (verbundene Unternehmen) are eligible to acquire our ordinary shares pursuant to stock options. Under the 2000 Stock Option Plan, selected employees of GPC Biotech, members of our Management Board, members of the management bodies of our affiliates as well as members of the Supervisory Board and consultants are eligible to acquire our ordinary shares pursuant to stock options.

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

A stock option granted under the 2005 Option Plan, the 2004 Stock Option Plan, the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. A stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not

be exercised until the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive stock exchange trading days (10 days in the case of the 2000 Stock Option Plan) within one month prior to exercise by a certain percentage (which percentage is ten percent for the first year after the expiration of the two-year waiting period and is increased by five percent for each year thereafter). A stock option granted under the 2005 Stock Option Plan and the 2004 Stock Option Plan may not be exercised until the price of our shares develops better than reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange. In addition, pursuant to the 2005 Option Plan, the 2004 Stock Option Plan, the 2002 Stock Option Plan and the 2001 Stock Option Plan, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange.

In the event of the termination of service of an optionee, the unvested portion of any stock option grant is generally forfeited, and the vested and exercisable portion is terminated (i) six months after a termination of service due to the death of the optionee in the case of the 2005 Stock Option Plan and the 2004 Stock Option Plan and 130 business days in case of the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan or (ii) three months after termination of employment for any other reason in the case of the 2004 Stock Option Plan and the 2005 Stock Option Plan (90 business days in the case of the 2002 Stock Option Plan and 30 business days in the case of the 2002 Stock Option Plan, the 2001 Stock Option Plan and the 2000 Stock Option Plan). In extraordinary circumstances (such as maternity leave, permanent disability or early retirement and similar circumstances), our Management Board, and, to the extent that our Management Board is concerned, the Supervisory Board, may abstain from terminating the stock option grants.

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

1999 and 1997 Stock Option Plans

Under the 1999 and 1997 Stock Option Plans, the members of our Management Board and Supervisory Board as well as selected employees and consultants are eligible to acquire our ordinary shares pursuant to stock options.

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

U.S. Equity-Based Plans

Under the 2005 Incentive Stock Option Plan and the 2004 Incentive Stock Option Plan, selected employees of GPC Biotech and directors of our U.S. subsidiary are eligible to acquire our ordinary shares pursuant to stock options. Under the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, selected employees of GPC Biotech and employee directors of our U.S. subsidiary and members of our Management Board are eligible to acquire our ordinary shares pursuant to stock options. Under the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, selected employees and employee directors of our U.S. subsidiary, members of our Management Board and consultants of GPC Biotech, as well as members of the Supervisory Board residing in the United States, are eligible to acquire our ordinary shares pursuant to stock options.

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

A stock option granted under the 2005 Incentive Stock Option Plan, the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan, the 2001 Incentive Stock Option Plan, the 2000 Incentive Stock Option Plan or the 1999 Incentive Stock Option Plan may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. Furthermore, a stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan, the 2000 Stock Option Plan, or the 1999 Incentive Stock Option Plan may not be exercised until the price of our ordinary shares exceeds the exercise price of the stock option on five successive stock exchange trading days, or bank working days in the case of the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, during the one month prior to exercise by a certain percentage (which percentage is ten percent, 15 percent in the case of stock options granted under the 1999 Stock Option Plan, for the first year after the expiration of the two-year waiting period and is in each case increased by five percent for each year thereafter). Likewise, a stock option granted under the 2005 Incentive Stock Option Plan may not be exercised unless the price of our shares develops better than a reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange, during the four weeks prior to the date of exercise and a stock option granted under the 2004 Stock Option Plan may not be exercised unless the price of our shares develops better than the weighted average of the Prime IG Biotechnology Index of the Frankfurt Stock Exchange and the Nasdaq Biotech Index during the four weeks prior to the date of exercise. In addition, pursuant to the 2005 Incentive Stock Option Plan, the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our annual report and our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech.

In the event of the termination of service of an optionee, the unvested portion of a stock option is generally forfeited, and the vested and exercisable portion generally terminates eighteen months (six months in the case of the 2005 Incentive Stock Option Plan and the 2004 Incentive Stock Option Plan) after a termination of service due to the death of the optionee, twelve months (three months in the case of the 2005 Incentive Stock Option Plan and the 2004 Incentive Stock Option Plan) after a termination of service due to the permanent disability of the optionee or three months after termination of employment for any other reason. Notwithstanding the foregoing, a stock option may not be exercised following the expiration of its term, which under the plans cannot exceed ten years from the date of grant. A stock option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.

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

Mitotix, Inc. 1996 Equity Incentive Plan

In connection with the acquisition of Mitotix, we assumed the outstanding stock options under the Mitotix, Inc. 1996 Equity Incentive Plan. The former employees, officers, directors and consultants of Mitotix were eligible to participate in the plan. The plan was terminated as of February 24, 2000, and the optionees are now eligible to participate in our equity plans. As of December 31, 2005, stock options to purchase 36,610 of our ordinary shares were issued and outstanding under the Mitotix, Inc. 1996 Equity Incentive Plan.

2005, 2004, 2003 and 2002 Convertible Bond Programs

On June 8, 2005, August 31, 2004, on May 21, 2003, and on June 11, 2002, respectively, our shareholders approved the implementation of the 2005 Convertible Bond Program, 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program. Under these programs, members of the Management Board, members of the management bodies and other employees of GPC Biotech and its affiliated subsidiary companies and, with the exception of the 2004 Convertible Bond Program, consultants are eligible to acquire our ordinary shares pursuant to convertible bonds, with a nominal value €1.00 per convertible bond.

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

Convertible bonds issued pursuant to the 2005 Convertible Bond Program, the 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program may be exercised by the bondholder, after expiry of the two-year waiting period from the date of issuance, to obtain one ordinary share for each convertible bond upon payment of the conversion price and bear interest at 3.5% per annum starting from the date of issuance. The convertible bonds may be offered to the eligible persons for subscription within the last 15 working days of each calendar month. The time to maturity of the convertible bonds is ten years from the date of issuance, after which the convertible bonds lapse without compensation to the bondholder (other than repayment of the nominal amount of the convertible bond plus accrued interest). Convertible bonds are generally not transferable during the life of the bondholder, except to a credit institution specified by GPC Biotech following the expiration of the two-year waiting period or of the cancellation period described below.

Under the 2005 Convertible Bond Program, the 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program, ordinary shares issued upon exercise of a convertible bond—provided that they are issued before the beginning of our annual general meeting that resolves on the allocation of retained earnings—are entitled to dividends from the beginning of the previous fiscal year. In the event that the ordinary shares are issued after our general meeting, such ordinary shares are entitled to dividends in the fiscal year in which they were issued.

Convertible bonds issued under the 2005 Convertible Bond Program, the 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program generally vest and become uncancellable in one-quarter installments on each of the first four anniversaries of the date of issuance. A convertible bond may not be exercised until the occurrence of each of the following events: (i) satisfaction of a two-year waiting requirement (measured from the date of issuance); (ii) vesting; and (iii) the achievement of a share price performance goal on the date of exercise. Convertible bonds issued pursuant to the 2005 Convertible Bond Program and the 2004 Convertible Bond Program, however, may not be exercised unless the price of our shares develops better than a reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange, during the four weeks prior to the date of exercise. With respect to convertible bonds issued pursuant to the 2003 Convertible Bond Program, the price of our ordinary shares on the Frankfurt Stock Exchange on the date of exercise exceeds the share price on May 21, 2003 by 100%. With respect to convertible bonds issued pursuant to the 2002 Convertible Bond Program, the price of our ordinary shares on the Frankfurt Stock Exchange must exceed the exercise price of the convertible bonds on five successive trading days within one month prior to exercise by a certain percentage (which percentage is ten percent for the first year after the expiration of the two-year waiting period and is increased by five percent for each year thereafter). In addition, pursuant to the 2005 Convertible Bond Program, the 2004 Convertible Bond Program, 2003 Convertible Bond Program and the 2002 Convertible Bond Program, a convertible bond may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statement, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Notwithstanding the foregoing, convertible bonds may not be exercised following the expiration of their respective terms, which under the plans cannot exceed ten years from the date of grant. The convertible bonds are generally not transferable during the life of the bondholder, but are inheritable upon the death of the bondholder.

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

Shares Reserved and Securities Issued and Outstanding Under the Our Equity-Based Plans and Convertible Bond Programs

Our shareholders at annual general meetings approved the implementation of our German and U.S equity-based stock option plans and convertible bond programs and the creation of several specific authorized and conditional capitals in amounts sufficient to service these plans and programs, as follows:

The shareholders at our annual general meetings may authorize our Management Board to increase our share capital with the consent of our Supervisory Board, within a period of five years by issuing shares for a certain total amount (genehmigtes Kapital or “authorized capital”). Our shareholders may also resolve to create conditional capital; however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue options to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution (bedingtes Kapital or “conditional capital”). Any resolution pertaining to the creation of authorized or conditional capital requires a majority of three quarters of the share capital represented at the relevant shareholders’ meeting.

The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital with the commercial register. The aggregate nominal amount of the conditional capital created by the shareholders may not exceed one half of the share capital existing at the time of the annual general meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting options to employees and members of the management of our company or of an affiliated company may not exceed ten percent of the share capital existing at the time of the annual general meeting adopting the resolution.

The following table shows the number of our ordinary shares reserved for issuance under our various German and U.S. equity-based stock option plans and convertible bond programs out of various authorized and conditional capitals, as well as the number of options and convertible bonds granted and outstanding:

	Shares Reserved	Granted(1)	Exercised	Outstanding Options	Outstanding Convertible Bonds	Total Outstanding
Conditional Capital 1997	1,888,000	1,887,810	1,440,380	447,430	—	447,430
Conditional Capital 2000	49,000	45,900	—	45,900	—	45,900
Authorized Capital 1999	785,200	730,330	175,120	555,210	—	555,210
Authorized Capital 2000	1,880,245	1,642,402	626,792	1,015,610	—	1,015,610
Conditional Capital 2001	740,000	725,120	46,109	646,511	32,500	679,011
Conditional Capital 2002	1,310,000	1,309,375	98,135	711,240	500,000	1,211,240
Conditional Capital 2003	321,500	292,973	6,473	—	286,500	286,500
Conditional Capital 2004	1,800,000	1,784,700	—	849,700	935,000	1,784,700
Conditional Capital 2005	1,125,000	780,400	—	60,400	720,000	780,400

	9,898,945	9,199,010	2,393,009	4,332,001	2,474,000	6,806,001

(1)	Net of cancellations.

We may continue to issue stock options under each of the 2005, 2004, 2002, 2001 and 2000 German and U.S. Equity-Based Plans. No additional grants will be made under the 1999 Incentive Stock Option Plan and the 1999 and 1997 Stock Option Plans. Furthermore, no additional grants will be made under the 2001 and 2002 convertible bond programs.

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

To assist the Supervisory Board in carrying out its duties, the following committees have been created in accordance with our Articles of Association and the internal rules of procedure of the Supervisory Board, the Finance Committee, the Compensation Committee, the Corporate Governance and Nominations Committee and the Audit Committee (Board Committees). The Board Committees may, to the extent legally possible, additionally be charged with decision-making powers. Pursuant to the Company’s Corporate Governance Principles, the granting of loans to members of our Supervisory Board is not permitted. The entering into by GPC Biotech of advisory contracts or service agreements with members of our Supervisory Board, pursuant to Section 114 of the German Stock Corporation Act, requires the approval of the Supervisory Board as a whole. The Supervisory Board may, in its own discretion, establish, permanently or temporarily, other committees and charge them with decision-making power.

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

Employees

As of December 31, 2005, we had 222 employees worldwide, compared to 171 as of December 31, 2004, an increase of 30%. As of December 31, 2005, 52% of our employees were based in Munich, Germany and 48% were based in our Waltham, Massachusetts and Princeton, New Jersey facilities. Of our 222 employees at December 31, 2005, 170 are engaged in research and development activities and 52 are involved in general administration. None of our employees are covered by labor unions or covered by a collective bargaining agreement, nor have we experienced any work stoppages at our sites in the past. We believe that we have good relations with our employees. We draw on a pool of consultants from time to time for advice on certain matters in which we have not developed internal expertise.

The following tables show the breakdown of the total year-end and average numbers of our workforce by main category of activity and geographic area for the past three years.

As of December 31, 2005	Research & Development	General & Administration	Total
Germany	92	24	116
United States	78	28	106

As of December 31, 2004
Germany	52	24	76
United States	71	24	95

As of December 31, 2003
Germany	64.5	21.5	86
United States	71	24	95

Average during the year ended December 31, 2005
Germany	92	25	117
United States	75	26	101

Average during the year ended December 31, 2004
Germany	69.5	25.25	94.75
United States	48	23	71

Average during the year ended December 31, 2003
Germany	67.25	22	89.75
United States	83	25.83	108.83

In March 2005, we announced the acquisition of material assets of Axxima. We hired 40 employees of Axxima at the time of this acquisition.

Share Ownership by Members of Our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Supervisory Board as of December 31, 2005, based on an aggregate of 30,151,757 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price(€)	Expiration Date
Jürgen Drews, M.D., Ph.D.	28,800	*	12,500 convertible bonds	9.55	10/09/2006
			12,500 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/04/2010
Michael Lytton, J.D.	—	—	7,500 convertible bonds	9.55	10/09/2006
			31,500 convertible bonds	5.77	05/30/2008
			10,000 options	16.38	03/13/2011
Metin Colpan, Ph.D.	14,400	*	5,000 convertible bonds	9.55	10/09/2006
			10,000 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/04/2010
Prabhavathi B. Fernandes, Ph.D.	—	—	10,000 convertible bonds	5.77	05/30/2008
James Frates	1,000	*
Peter Preuss	80,000	*	7,500 convertible bonds	9.55	10/09/2006
			22,500 convertible bonds	5.77	05/30/2008

Total	124,200	*	119,000 convertible bonds
			30,000 options

*	Less than one percent of class.

Management Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Management Board as of December 31, 2005, based on an aggregate of 30,151,757 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price (€)	Final Exercise Date
Bernd R. Seizinger, M.D., Ph.D.(1)	—	—	358,303 options	1.16	11/11/2008
			49,490 options	1.16	1/08/2009
			111,360 options	3.98	9/30/2009
			99,000 options	6.62	3/31/2010
			300,000 options	17.89	5/04/2010
			90,000 options	9.69	8/31/2011
			125,000 convertible bonds	4.36	8/31/2012
			18,925 convertible bonds	4.87	5/20/2013
			56,075 convertible bonds	4.96	5/21/2013
			400,000 convertible bonds	10.90	9/30/2014
			300,000 options	9.33	8/31/2014
			170,000 convertible bonds	10.38	9/30/2015
Elmar Maier, Ph.D.(2)	193,722	*	69,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			50,000 options	9.69	8/31/2011
			50,000 options	5.24	7/31/2012
			65,000 convertible bonds	4.36	8/31/2012
			9,084 convertible bonds	4.87	5/20/2013
			26,916 convertible bonds	4.96	5/21/2013
			90,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
Sebastian Meier-Ewert, Ph.D.(3)	254,405	*	69,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			60,000 options	9.69	8/31/2011
			50,000 options	5.24	7/31/2012
			85,000 convertible bonds	2.70	1/31/2013
			34,019 convertible bonds	4.96	5/21/2013
			11,481 convertible bonds	4.87	5/20/2013
			100,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
Mirko Scherer, Ph.D.(4)	24,000	*	69,000 options	6.62	3/31/2010
			90,000 options	17.89	5/04/2010
			50,000 options	13.34	3/30/2011
			50,000 options	9.69	8/31/2011
			25,000 convertible bonds	4.36	8/31/2012
			40,000 convertible bonds	2.70	1/31/2013
			9,084 convertible bonds	4.87	5/20/2013
			26,916 convertible bonds	4.96	5/21/2013
			100,000 convertible bonds	9.33	8/31/2014
			100,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015

Total	472,127	1.57	2,255,153 options
			1,692,500 convertible bonds

*	Less than one percent of class.
(1)	Dr. Seizinger transferred a total of 705,280 stock options initially granted to him in 1998 and 1999 to a financial institution in connection with cash settled share option agreements dated July and December 2001, respectively. Upon any exercise by him of the options granted in the agreement of July 2001, Dr. Seizinger will receive cash, not shares, from the financial institution. On any exercise by him of the options in the agreement of December 2001, Dr. Seizinger will, provided that he has paid to the financial institution the amounts required by the agreement and that certain other conditions are satisfied, be entitled to receive cash, not shares, from the financial institution. Of the 705,280 options, a total of 395,950 were exercised by the financial institution in July 2001. In 2004, Dr. Seizinger exercised 120,000 of these options, which are not included in this table. In 2005, Dr. Seizinger sold 66,127 cash settled shares that are not included in this table.

(2)	Dr. Maier transferred 12,000 stock options not included in the amount listed in this table to family members. Additionally, the amount of ordinary shares held by Dr. Maier listed in this table does not include 66,266 ordinary shares held by family members. In 2005, Dr. Maier sold 72,278 shares.
(3)	Dr. Meier-Ewert sold 78,795 ordinary shares in 2005.
(4)	In July 2001, Dr. Scherer transferred 96,000 ordinary bearer shares to a financial institution in connection with a cash settled share option agreement. On any exercise of his option under this agreement, Dr. Scherer will receive cash, not shares, from the financial institution. In 2005 and in 2004, Dr. Scherer exercised 47,000 and 30,000, respectively, of these options, which are not included in this table. This table also does not include 3,770 shares held by family members of Dr. Scherer.

As of December 31, 2005, the members of our Management Board held an aggregate of 472,127 shares of GPC Biotech, while the members of our Supervisory Board held an aggregate of 124,200 shares. The aggregate amount of our shares owned by current Management Board and Supervisory Board members amounts to approximately 2.00% of our outstanding share capital. Of this amount, Dr. Elmar Maier held 193,722 shares, Dr. Sebastian Meier-Ewert held 254,405 shares, Dr. Mirko Scherer held 24,000 shares, Dr. Metin Colpan held 14,400 shares, Dr. Jürgen Drews held 28,800 shares, Peter Preuss held 80,000 shares and James M. Frates held 1,000 shares. Individually, none of our Management Board or Supervisory Board members held more than 1.00% of our share capital.

Marketplace Rules Exemptions Granted by Nasdaq

In 2004, in connection with our listing of American Depository Shares representing our ordinary shares on Nasdaq, Nasdaq granted us two exemptions with respect its Marketplace Rules.

Quorum

Nasdaq granted us an exemption with respect to Marketplace Rule 4350(f), which requires issuers’ by-laws to establish a minimum quorum of 33 1/3 % for any meeting of the holders of common stock. Neither German law nor the rules and regulations promulgated by the Frankfurt Stock Exchange, the primary market for our shares, require a specific quorum for annual general meetings; therefore, our Articles of Association do not provide for a quorum. The absence of a quorum requirement in the Company’s Articles of Association is consistent with German law and such a requirement would be contrary to generally accepted business practice in Germany.

Shareholder Approval of Stock Option Plans

Nasdaq granted us an exemption with respect to Marketplace Rule 4350(i)(1)(A), which requires issuers to obtain shareholder approval prior to the establishment or material amendment to certain stock option or purchase plans. The exact terms and conditions of our equity compensation plans are not the subject of a shareholder vote at the annual general meeting. Instead, our shareholders only vote on the creation of underlying capital to service the equity awards and certain other general terms prescribed by German law and authorize the Management Board or, in respect of awards to be made to the members of our Management Board, the Supervisory Board, to determine the details of our equity compensation plans. It is intended that all such plans be established within any policies and programs approved by the Compensation Committee.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following tables set forth certain information regarding the ownership of our share capital as of December 31, 2005, of our principal shareholders.

As of December 31, 2005, a total 30,151,757 shares were outstanding, with 30,151,757 voting rights. The voting rights of our principal shareholders do not differ from the voting rights of any other shareholders. Ownership of the stock and voting rights was as follows, according to the information available to us on the basis of notifications according to the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) and public filings made in the United States.

	December 31, 2005
Shareholder	Number of shares	% of share capital	% of voting rights
Management Board and Supervisory Board as a group	596,327	2.00	2.00
ALTANA Technology Projects GmbH(1)	2,360,000	7.83	7.83
Deutsche Bank AG(2)	2,546,279	8.45	8.45
ROI Verwaltungsgesellschaft mbH(3)	1,900,206	6.3	6.3
Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH(4)	not available	at least 5.0	at least 5.0

(1)	According to a Schedule 13G, filed April 7, 2005. Voting rights of ALTANA Technology Projects GmbH are attributed to ALTANA Pharma AG and Susanne Klatten.
(2)	According to a Schedule 13G, filed on March 14, 2006.
(3)	According to a Schedule 13G, filed December 31, 2005. The voting rights of ROI Verwaltungsgesellschaft mbH are attributed to Roland Oetker.
(4)	On July 30, 2004, Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH notified us that it owned 5.56% of our share capital. Since then, we have not received any notice that Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH owns less than 5% of our share capital.

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

On February 23, 2006, DH Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG, entities affiliated with the family of Dietmar Hopp, each subscribed for 1,436,000 of our voting shares. Giving effect to the transactions, each of these new shareholders owned 4.35% of our total voting shares then outstanding.

On March 15, 2006, DWS Investment GmbH notified GPC Biotech that its shareholdings amounted to 4.87% of GPC Biotech’s voting shares as of March 7, 2006. DWS Investment GmbH is one of the subsidiaries of Deutsche Bank AG whose aggregate shareholdings as of December 31, 2005 (based on a Schedule 13G filed on March 14, 2006) amounted to 8.45% of GPC Biotech’s voting shares. Taking into consideration the reduction in DWS Investment GmbH’s shareholdings, the total shareholdings attributed to Deutsche Bank AG as of March 7, 2006 amounted to 5.53% of GPC Biotech’s voting shares.

Related Party Transactions

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe the principal transactions entered into since 2001 below.

In November 2001, we formed a strategic alliance with ALTANA Pharma AG in connection with the establishment by ALTANA Pharma of the ALTANA Research Institute, ALTANA Pharma’s U.S. research operation based in Waltham, Massachusetts. This alliance encompasses a technology transfer component as well as research collaboration. Pursuant to the agreement with ALTANA Pharma, we are assisting ALTANA Pharma with the ALTANA Research Institute through the transfer of certain of our genomic and proteomic technologies to the ALTANA Research Institute. Effective January 2003, we entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™ to ALTANA Pharma. We were entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding under these agreements. Under each of these agreements, ALTANA Pharma is also obligated to make certain milestone payments totaling approximately $15 million (subject to reduction in certain circumstances) to us in connection with the development and commercialization of each product resulting from the research collaborations. However, committed revenues from the collaboration and license agreement and the LeadCode agreement with ALTANA Pharma will decrease substantially as the collaboration terms of those agreements approach their expiration in mid-2007. In the past, ALTANA Pharma was our largest customer, accounting for approximately 97% of our total revenues in 2005, 99% of our total revenues in 2004, and 94% of our total revenues in 2003. In addition, Dr. Seizinger, our President and Chief Executive Officer, is a member of the Supervisory Board of ALTANA Pharma AG, which is a subsidiary of ALTANA AG.

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

Mr. Preuss, a member of our Supervisory Board, is also a Regent of the University of California. In February 2004, we entered into a research agreement with The Regents of the University of California as sponsor of a research project entitled “Characterization of JM-118 Resistance”. We supported this research project in 2005 by a grant of $81,140.

Metin Colpan, a member of our Supervisory Board also serves on the board of Ingenium Pharmaceuticals AG. In connection with our acquisition of substantially all of the assets of Axxima, we became a successor to a Collaboration Agreement between Axxima and Ingenium Pharmaceuticals AG, dated as of October 30, 2004, with respect to the conduct of several programs for the research and development of specific targeted pharmaceutical products in the field of inflammation and pain and cardiovascular disease. Under the Collaboration Agreement, Ingenium agreed to share profits in the event they commercialize products from the collaboration in the fields of inflammation and pain. Similarly, we have agreed to share profits with Ingenium in the event we commercialize products from the collaboration in the field of cardiovascular disease. As of December 31, 2005, no monies had been paid to or received from Ingenium under the Collaboration Agreement. However, we also received a joint grant with Ingenium totaling €2.2 million (€1.1 million each) in committed funding from the German Ministry for Education and Research through its BioChancePLUS program. This funding is available until 2007 and will support collaborative drug discovery efforts. The grant was transferred from Axxima to GPC Biotech and involves collaborative work initiated between Axxima and Ingenium. The goal of the collaboration is to establish proof of concept for the activity of specific kinase inhibitors in animal models covering several disease areas.

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

Furthermore, in July 2001, our U.S. subsidiary made a loan in the aggregate amount of $200,000 to Dr. Kley, our Vice President Research Waltham. The loan terms were amended in July 2003. The amended loan has a four-year term and bears interest at the rate of 5.5 percent per annum. For so long as Dr. Kley remains employed by our U.S. subsidiary, principal and accumulated interest of the loan is forgiven in equal installments over the term of the loan. The loan agreement additionally provides that the loan will be forgiven in full in specific circumstances following a change in control of GPC Biotech. The aggregate outstanding balance of the loan, including accrued interest, to Dr. Kley as of December 31, 2005 was approximately $100,000.

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

Under German law, GPC Biotech may pay dividends only from retained earnings (Bilanzgewinn) reflected in its unconsolidated financial statements (as opposed to the consolidated financial statements for GPC Biotech and its subsidiary) prepared in accordance with the principles set forth in the German Commercial Code (Handelsgesetzbuch) and as adopted and approved by the Management Board and the Supervisory Board. In determining the retained earnings that may be distributed as dividends, under German law, the Management Board may allocate to earnings reserves (Gewinnrücklagen) up to 50% of GPC Biotech’s remaining net income for the fiscal year after deducting amounts to be allocated to legal and statutory reserves and losses carried forward. The Management Board may also increase retained earnings when preparing the financial statements with funds withdrawn from earnings reserves.

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

Significant Changes

None.

Item 9. The Offer and Listing.

Plan of distribution

Not applicable.

Trading Markets

Our shares are currently traded on the Frankfurt Stock Exchange under the symbol “GPC”. Our shares also are traded on Nasdaq under the symbol “GPCB”. Furthermore, shares are included in the German TecDAX index, which includes certain large companies in the technology segment of the Frankfurt Stock Exchange.

The table below sets forth, for the periods indicated, the high and low closing prices of our shares and ADSs as reported by the Frankfurt Stock Exchange Xetra trading system and Nasdaq, in euro and U.S. dollars, respectively:

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2001	—		—	30.50		7.50
2002	—		—	13.47		2.17
2003	—		—	9.25		2.57
2004	16.00		10.32	16.36		8.07
2005	15.11		10.56	11.90		7.99

Year
2005
January through March	15.84		11.32	11.90		8.80
April through June	12.39		10.15	9.86		7.99
July through September	13.79		10.51	11.19		8.80
October through December	13.49		10.49	10.94		9.15

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2004
January through March	—		—	16.36		8.07
April through June	—		—	14.13		10.68
July through September	14.52		10.32	12.05		8.52
October through December	16.00		12.36	11.92		9.80

Year
2006
January through February	15.50		12.78	12.93		10.70

Month
September 2005	13.79		11.75	11.19		10.16
October 2005	12.75		10.49	10.58		9.25
November 2005	13.19		10.59	10.30		9.15
December 2005	13.49		11.33	10.98		9.53
January 2006	15.11		12.78	12.39		10.770
February 2006	14.33		12.55	11.00		9.78
March 2006	17.29		15.17	14.50		12.69

On March 31, 2006, the closing price of our shares on the Frankfurt Stock Exchange Xetra trading system was €13.20 and the closing price of our ADSs on Nasdaq was $16.40.

Item 10. Additional Information.

For further information regarding the Company’s Articles of Association, please refer to Exhibit 1 to this annual report and to our Form F-1 (No. 333-116303), filed on June 9, 2004.

Material Contracts

Spectrum Pharmaceuticals

In September 2002, we entered into a Co-Development and License Agreement with Spectrum Pharmaceuticals, Inc. (formerly known as Neotherapeutics, Inc.), under which we received an exclusive license, with the right to grant sublicenses, for the commercialization of satraplatin in the field of treating cancer in humans. This license includes a sublicense of all patent rights and other rights previously licensed to Spectrum Pharmaceuticals by Johnson Matthey plc, the company that invented satraplatin. In the event that the license agreement between Spectrum Pharmaceuticals and Johnson Matthey is terminated, Johnson Matthey has agreed with Spectrum Pharmaceuticals that our sublicense will be automatically assigned to Johnson Matthey, which will receive all rights and have all obligations currently held by Spectrum Pharmaceuticals. However, we have limited ability to enforce directly any Spectrum Pharmaceuticals rights or Johnson Matthey’s obligations in their agreement.

Under the agreement with Spectrum Pharmaceuticals, we made an upfront payment to Spectrum Pharmaceuticals of $2.0 million in 2002 and a further payment of $2.0 million in September 2003 upon the first dosing of the first patient in the first registrational clinical trial of satraplatin. Of the 2003 payment, $1.0 million was made in the form of an equity investment by us in Spectrum Pharmaceuticals common stock. In addition, we are obligated to make milestone payments to Spectrum Pharmaceuticals upon the occurrence of specific events in the development of satraplatin beginning with the acceptance by the FDA of an NDA for satraplatin. These milestone payments would total up to $18 million if all milestones were to be achieved. We also have established a joint development committee, comprised of three representatives from each company, responsible for the planning and oversight of the development of satraplatin. The chairperson of the committee, a representative of GPC Biotech, has a tie-breaking vote in the event the committee cannot reach a unanimous decision.

If we market and sell satraplatin ourselves, Spectrum Pharmaceuticals will receive royalties on our net sales of products, commencing on the date of first commercial sale and running until the expiration of the last-to-expire valid claim of a licensed patent or patent application. In the event we decide to market satraplatin without a partner in the United States, Spectrum Pharmaceuticals will also have the right to elect to co-promote the product with us on terms to be negotiated. Spectrum Pharmaceuticals is also entitled to receive a share of sublicense fees and royalties received by us from our co-development and license agreement with Pharmion and if we enter into a marketing arrangement with another company outside of the Pharmion territories. The term of the agreement ends with the expiration of our obligation to pay Spectrum Pharmaceuticals royalties on sales of products although some obligations, such as provisions relating to confidentiality and indemnification, survive termination. In addition, the agreement may be terminated earlier by either party, based upon material breach or the commencement of bankruptcy or insolvency proceedings involving the other, or by us upon six months’ notice to Spectrum Pharmaceuticals.

Pharmion Corporation

On December 19, 2005, we entered into a Co-Development and License Agreement with Pharmion GmbH, a wholly-owned indirect subsidiary of Pharmion Corporation, related to satraplatin. Under the terms of the agreement, Pharmion gained exclusive commercialization rights for satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand, while we retained our current rights to the North American market and all other territories. Pharmion made an upfront payment of $37.1 million, including an $18 million reimbursement for satraplatin clinical development costs incurred prior to October 1, 2005 and $19.1 million for funding of clinical development costs incurred after October 1, 2005 but prior to the effective date of the agreement and certain future clinical development to be conducted jointly. We also agreed to pursue a joint development plan to evaluate development activities for satraplatin in a variety of tumor types and will share global development costs, for which Pharmion has made an additional commitment of $22.2 million, in addition to the $37.1 million in initial payments. Pharmion is also obligated to pay us an additional $30.5 million based on the achievement of certain regulatory filing and approval milestones, and $15 million for each subsequent EMEA approval for certain additional indications up to a maximum of $75 million for such approvals. We also have the right to receive royalties on net sales of satraplatin in Pharmion’s territories at rates of 26% to 30% on annual net sales up to $500 million, and 34% on annual net sales over $500 million. Finally, Pharmion is obligated to pay sales milestones totaling up to $105 million, based on the achievement of significant annual sales levels in the Pharmion territories. The Agreement also provides for a joint executive committee to oversee and coordinate the parties’ activities, as well as a joint development committee and a joint commercialization committee. We will each lead regulatory and commercial activities in our respective territories. The Co-Development and License Agreement terminates on a country by country basis with the expiration of Pharmion’s obligation to pay us royalties on sales of satraplatin. Upon termination, Pharmion will retain a non-exclusive, fully-paid, royalty-free license to continue the commercialization of satraplatin in the Pharmion territories.

Contemporaneously with the Co-Development and License Agreement, we also entered into a Supply Agreement. Pursuant to the terms of the Supply Agreement, Pharmion has agreed to purchase 100% of its requirements for satraplatin from us, and we have agreed to manufacture and supply the requirements of Pharmion for satraplatin. Pricing is based upon 110% of the fully allocated costs of manufacture, subject to annual adjustment. The parties will form a joint manufacturing committee to, among other things, oversee activities with respect to the manufacture of satraplatin, to coordinate regulatory activities relating to its manufacture and to establish work plans for analytical methods transfer.

ALTANA Pharma

In 2001, we entered into an agreement with ALTANA Pharma, which was our most significant collaboration prior to our agreement with Pharmion. Under this contract, we are assisting ALTANA Pharma through mid-2007 with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Pursuant to the technology transfer component of the agreement, we agreed to transfer certain of our genomic and proteomic technologies to ALTANA Pharma for use by the ALTANA Research Institute. Under the terms of the agreement, we have granted ALTANA Pharma a non-exclusive license, with limited sublicense rights, to utilize these technologies and any improvements to these technologies in its research and development activities. Improvements made to our technologies by either party are owned by us.

The alliance also includes a research collaboration to identify and validate targets in various disease areas. Subject to the payment of exclusivity fees by ALTANA Pharma, we have granted ALTANA Pharma an exclusive license, with the right to grant sublicenses, to perform research on drug targets discovered in the collaboration, as selected by ALTANA Pharma, and to commercialize any products resulting from the use of these drug targets. We retain our intellectual property rights to any drug targets not selected by ALTANA Pharma. Under certain circumstances, rights to drug targets selected by ALTANA Pharma revert to us. The duration of the portion of the agreement pursuant to which we assist ALTANA Pharma with the ALTANA Research Institute runs through June 2007, while the term of the research collaboration ended in April 2005.

Effective January 2003, we entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™.

We were entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding over the term of the collaboration and license agreement and the Lead Code collaboration agreement. However, committed revenues from the collaboration and license agreement and the LeadCode™ agreement with ALTANA Pharma will decrease substantially as the collaboration terms of those agreements approach their expiration in mid-2007.

ALTANA Pharma is also obligated to make certain milestone payments totaling approximately $15 million (subject to reduction in certain circumstances) to us in connection with the development and commercialization of each product resulting from the research collaborations. For any of these products that receive regulatory approval and are marketed by ALTANA Pharma, we will also be entitled to royalties on net sales of such products. ALTANA’s obligation to pay royalties to us expires on a country-by-country basis on the later of the date of expiration of the last-to-expire patent having certain valid claims covering a particular product and the date that is ten years from the date of the first commercial sale of such product. These agreements terminate with the expiration of ALTANA Pharma’s obligation to pay us royalties. The agreement scan be terminated earlier by either us or ALTANA Pharma in the case of material breach by the other party, a change of control of GPC Biotech or the bankruptcy, insolvency, dissolution or winding up of either party.

Under the collaboration and license agreement, ALTANA Pharma may negotiate with us for additional non-exclusive licenses to our technology from time to time. We granted a non-exclusive license to ALTANA Pharma with respect to our MaRX technology effective in June 2002.

In addition, as of December 31, 2005, we have subleased to ALTANA Pharma 23,500 square feet of space in our facilities in Waltham, Massachusetts for the ALTANA Research Institute. The term of this sublease runs until June 30, 2007, with an option for ALTANA Pharma to extend the term for one year.

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

Bristol-Myers Squibb

Through our acquisition of Mitotix, Inc. in March 2000, we are party to a research, development and marketing agreement with Bristol-Myers Squibb, as successor to DuPont Pharmaceuticals, in the field of cyclin-dependent kinase inhibitors. Pursuant to an amendment to the agreement in April 2000, the research collaboration was terminated, although various provisions of the agreement including some sublicenses and milestone and royalty obligations remained in effect. We are entitled to milestone payments, totaling $16 million for the first product and totaling $8 million for any subsequent product if all milestones are achieved, and royalties on net sales for any products developed and commercialized by Bristol-Myers Squibb based upon lead compounds identified during the collaboration. Both we and Bristol-Myers Squibb also retain exclusive rights to develop and commercialize certain other selected compounds tested during the collaboration. Each party is obligated to make milestone and royalty payments to the other for any product incorporating any of these selected compounds. Aggregate milestones payable by Bristol-Myers Squibb for any product that incorporates one of these selected compounds are the same as discussed above. For the first product developed and commercialized by us that incorporates one of these selected compounds we would owe Bristol-Myers Squibb milestone payments totaling $19.5 million and totaling approximately $5 million for any subsequent product, in both cases if all milestones are achieved.

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

Axxima Pharmaceuticals

On March 2, 2005, we entered into an Asset Purchase Agreement for the acquisition of substantially all of the assets of Axxima Pharmaceuticals AG. Axxima, a kinase drug discovery firm based in Munich, Germany which filed for insolvency in December 2004. Axxima’s assets were transferred to a newly formed holding company. We purchased the holding company, which, in addition to substantially all of the assets of Axxima, held a net €8.7 million cash infusion from investors and substantially all of Axxima’s patents, patent applications and know-how as well as several early-stage drug discovery programs in the areas of cancer. In addition to the initial purchase price of €2 million, the Asset Purchase Agreement obligates us and any exclusive licensee or purchaser of relevant Axxima patents, to make milestone payments to the insolvency receiver of Axxima for the entry of three compounds protected by Axxima’s patent estate at the time of entry, into Phase 1, 2 and 3 clinical trials, up to a maximum total amount of €9 million.

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

Prospective purchasers of shares or ADSs are urged to consult their tax advisers about the tax consequences of the acquiring, holding, disposal, or other transfer of shares or ADSs and the procedures for obtaining a possible refund of German withholding tax paid.

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

Taxation of Shareholders

Withholding Tax

Dividends are subject to withholding tax at a tax rate of 20% of the gross amount of the dividend. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding tax rate of 21.1%. The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced to 15%. The reduction is granted by way of a refund of the excess of the amount of tax withheld (including the solidarity surcharge) over the applicable treaty rate (in general, 75%). The application for refund must be filed with the German Federal Office for Taxes (Bundeszentralamt für Steuern), An der Küppe 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Office for Taxes or from German embassies and consulates.

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

Individual claims for refund may be made on a special German form, which must be filed with the German Federal Office for Taxes (Bundeszentralamt für Steuern) An der Küppe 1, D-53225 Bonn, Germany. Copies of the required form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. The form can also be downloaded from the following website: www.bzst.bund.de. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

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

Any dividend paid in euro, including the amount of any German taxes withheld therefrom, can be included in your gross income in an amount equal to the U.S. dollar value of the euro calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the euro are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend can be included in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

Passive Foreign Investment Company Status

We currently believe that we will not be treated as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2005. However, because the determination of whether a company is a PFIC must be made annually, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be classified as a PFIC for any particular year.

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

If we are a PFIC and our shares or ADSs are treated as “marketable securities” under applicable Treasury regulations, you may avoid the interest charge regime by making a valid “mark-to-market” election with respect to the shares or ADSs. If a “mark-to-market” election is made, the electing U.S. holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the shares or ADSs and the holder’s adjusted tax basis in such shares or ADSs at the close of each taxable year, and (ii) if the U.S. holder’s adjusted tax basis in the shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. A U.S. holder’s adjusted basis in the shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of shares or ADSs will generally be ordinary income, or, to the extent of previously included mark-to-market inclusions, ordinary loss. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, cannot be revoked without the consent of the United States Internal Revenue Service unless the shares or ADSs cease to be marketable. Under applicable Treasury regulations, marketable stock includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market. Because our shares are traded on the Frankfurt Stock Exchange and our ADSs are on Nasdaq, we expect the shares and ADSs to be treated as “regularly traded”, and a U.S. Holder should be able to make a mark-to-market election, but no assurance can be given. If we are a PFIC and, in a later year, cease to be a PFIC, a U.S. holder who has made a valid mark-to-market election would not be required to continue to include in income amounts determined under the mark-to-market regime, though the mark-to-market election would remain in effect and would continue to apply if we were treated as a PFIC in a subsequent taxable year.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. However, as we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to file periodic reports on Form 6-K. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our main exposure to market risk is limited to interest rate and currency exchange rate risks.

Our investment portfolio is subject to interest rate risk and its value will decrease if market interest rates increase. The primary objective of our investment activities is to preserve capital. To minimize risk, we maintain a portfolio of cash, cash equivalents, and short-term, long-term and restricted investments in a variety of interest-bearing instruments, including a bond fund, high-grade European and United States fixed and variable rate corporate bonds and money market funds. As a general policy, we do not invest in equity securities for cash management purposes. Any equity securities in other companies that we own were acquired as part of licensing agreements. Since our investments are short term in duration (i.e. maturities of 3 years or less), we believe that an immediate 10% change in market interest rates would not be material to our financial condition or results of operations.

Our results of operations and financial condition are also subject to exchange rate risks. Fluctuations between the euro and the U.S. dollar can affect our financial results. The U.S. dollar denominated proportion of our revenues and operating costs can vary from year to year. In 2005, a significant amount of our revenues and expenses was denominated in U.S. dollars. Additionally, we hold cash in the form of U.S. dollars and our investment portfolio includes some marketable securities denominated in U.S. dollars to fund our U.S. operations. Accordingly, any appreciation of the euro against the dollar would have the effect of reducing our reported revenues and reducing our reported expenses and vice versa. We do not, however, hold any derivative financial instruments to protect us from the exchange rate risk associated with the U.S. dollar and the euro. A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivables, accounts payable and cash. Other income (expense), net was €2.9 million for the year ended December 31, 2005 compared with €(1.6) million for the year ended December 31, 2004.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, our chief executive officer and our chief financial officer, assisted by other members of our management, have evaluated our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, they have concluded that our disclosure controls and procedures are effective to ensure that the information we are required to disclose in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

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

Item 16C. Principal Accountant Fees and Services.

Auditor Fees

Fees billed to the company for professional services by its principal accountant, Ernst & Young, during the fiscal years 2004 and 2005 were as follows:

Type of fees	2005	2004
	(in thousands of €)
Audit fees	377	1,286
Audit related fees	59	—
Tax fees	9	8
All other fees	12	27

Total	457	1,321

No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to the company by Ernst & Young in 2004 and 2005.

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

Under a regulation adopted by the European and German Parliaments, our consolidated financial statements are also be prepared in accordance with International Financial Reporting Standards (IFRS) beginning with the 2005 fiscal year in addition to U.S. GAAP. For the 2005 fiscal year and thereafter, we will continue to prepare financial statements in accordance with U.S. GAAP for purposes of our annual reports filed on Form 20-F.

Item 19. Exhibits.

Exhibit Number	Description

1	Articles of Association of GPC Biotech AG (English translation).

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated June 2, 1997, by and between Mitotix, Inc. and the DuPont Merck Pharmaceuticals Company.*

4.6	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated April 3, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.7	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated July 30, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.8	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated October 1, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.9	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated December 28, 2000, by and between Mitotix, Inc. and Bristol-Myers Squibb Pharma Company.*

4.10	Collaboration and License Agreement, dated as of November 1, 2001, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.11	Amendment to Collaboration and License Agreement, dated as of June 30, 2002, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.12	Amendment to Collaboration and License Agreement, dated January 31, 2003, by and between ALTANA Pharma AG (formerly BYK Gulden Lomberg Chemische Fabrik GMBH) and GPC Biotech AG.*

4.13	Hybrid Collaboration and License Agreement dated as of January 31, 2003, by and between ALTANA Pharma AG and GPC Biotech AG.*

4.14	Co-Development and License Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.15	Supply Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.16	Asset Purchase Agreement between GPC Biotech AG (as successor to Blitz 05-001 GmbH) and Rechtsanwalt Dr. Joseph Füchsl as Insolvency Receiver of Axxima Pharmaceuticals AG, dated March 2, 2005.

4.17	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated June 1, 2003 (English translation).*

4.18	Addendum to Service Agreement with Dr. Bernd Seizinger dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.19	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated September 1, 2003 (English translation).*

4.20	Addendum to Service Agreement with Dr. Mirko Scherer dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.21	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated March 5, 2004 (English translation).*

4.22	Addendum to Service Agreement with Dr. Sebastian Meier-Ewert dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.23	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated March 5, 2004 (English translation).*

4.21	Addendum to Service Agreement with Dr. Elmar Maier dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.22	Stock Option Plan 2005 (English translation).

4.23	Stock Option Plan 2004 (English translation). **

4.24	Stock Option Plan 2002 (English translation).*

4.25	Stock Option Plan 2001 (English translation).*

4.26	Stock Option Plan 2000 (English translation).*

4.27	Option Terms dated September 1999 (English translation).*

4.28	Option Terms for 1997 (English translation).*

4.29	2005 Incentive Stock Option Plan.

4.30	2004 Incentive Stock Option Plan.

4.31	2002 Incentive Stock Option Plan.*

4.32	2001 Incentive Stock Option Plan.*

4.33	2000 Incentive Stock Option Plan.*

4.34	1999 U.S. Incentive Stock Option Plan.*

4.35	Convertible Bonds Terms and Conditions for executives (Führungskräfte) as well as employees and consultants of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad, dated June 8, 2005.

4.36	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004.**

4.37	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.38	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.39	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.40	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.41	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2005.

4.42	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004. **

4.42	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.

*	Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.
**	Incorporated by reference from the Registrant’s Form 20-F (No. 001-117629) filed March 31, 2005.
(1)	Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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

Dated April 3, 2006

GPC Biotech AG

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of GPC Biotech AG:

We have audited the accompanying consolidated balance sheets of GPC Biotech AG as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GPC Biotech AG at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Munich, March 10, 2006

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

/s/Julie Linn Teigland	/s/ Dr. E. Napolitano
Julie Linn Teigland	Dr. E. Napolitano

GPC Biotech AG

Consolidated Balance Sheets

	December 31,
	2005	2004
Assets	(in thousand €, except share and per share data)
Current assets:
Cash and cash equivalents	30,559	59,421
Marketable securities and short-term investments	63,061	69,248
Accounts receivable	31,326	-
Accounts receivable, related party	1,436	1,006
Prepaid expenses	1,333	1,170
Other current assets	3,920	4,211

Total current assets	131,635	135,056

Property and equipment, net	4,103	2,615
Intangible assets, net	1,072	1,133
Other assets, non-current	838	768
Restricted cash	1,615	2,321

Total assets	139,263	141,893

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,141	519
Accrued expenses and other current liabilities	11,274	6,910
Current portion of deferred revenue, related party	5,228	4,938
Current portion of deferred revenue	19,548	-

Total current liabilities	38,191	12,367

Deferred revenue, related party, net of current portion	975	2,925
Deferred revenue, net of current portion	12,053	-
Convertible bonds	2,334	1,768
Other liabilities, non-current	2,177	-
Shareholders’ equity:
Ordinary shares, € 1 non-par, notional value shares authorized: 53,780,630 at December 31, 2005 and 51,655,630 December 31, 2004 shares issued and outstanding: 30,151,757 at December 31, 2005 and 28,741,194 at December 31, 2004	30,152	28,741
Additional paid-in capital	284,931	266,074
Accumulated other comprehensive loss	(2,093)	(2,732)
Accumulated deficit	(229,457)	(167,250)

Total shareholders’ equity	83,533	124,833

Total liabilities and shareholders’ equity	139,263	141,893

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Operations

	Year ended December 31,
	2005	2004	2003
	(in thousand €, except share and per share data)
Collaborative revenues (a)	9,341	12,649	20,821
Grant revenues	-	-	773

Total revenues	9,341	12,649	21,594

Research and development expenses	55,684	39,955	37,535
General and administrative expenses	20,590	13,173	11,526
In process research and development	683	-	-
Amortization of intangible assets	417	413	2,007

Total operating expenses	77,374	53,541	51,068

Operating loss	(68,033)	(40,892)	(29,474)

Other income (expense), net	2,938	(1,554)	(113)
Interest income	2,963	2,618	2,892
Interest expense	(75)	(99)	(136)

	5,826	965	2,643

Net loss	(62,207)	(39,927)	(26,831)

Basic and diluted loss per share, in euro	(2.08)	(1.60)	(1.29)

Shares used in computing basic and diluted loss per share	29,877,348	24,950,638	20,731,535

(a) Revenues from related party Collaborative revenues	9,095	12,588	20,192

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Cash Flows

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:	(in thousand €)
Net loss	(62,207)	(39,927)	(26,831)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,478	1,568	1,820
Amortization	417	413	2,007
Compensation cost for stock option plans and convertible bonds	6,665	3,451	2,511
Loss accrual on sublease contract	2,988	-	-
Acquired in-process research and development	683	-	-
Change in accrued interest income on marketable securities and short term investments	478	(556)	(60)
Bond premium amortization	629	513	444
(Gain)/loss on disposal of property and equipment	(83)	56	151
(Gain)/loss on marketable securities and short-term investments	-	841	(32)
Changes in operating assets and liabilities:
Accounts receivable, related party	(430)	(1,006)	-
Accounts receivable	(31,325)	754	(32)
Other assets, current and non-current	1,550	(1,987)	(1,201)
Accounts payable	1,552	(96)	249
Deferred revenue, related party	(1,671)	(2,241)	(3,924)
Deferred revenue	31,602	(165)	(276)
Other liabilities and accrued expenses	2,887	566	2,200

Net cash used in operating activities	(42,787)	(37,816)	(22,974)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(4,549)	(1,071)	(1,669)
Proceeds from the sale of property and equipment	187	-	-
Proceeds from the sale of marketable securities and short-term investments	35,803	4,289	47,760
Purchases of marketable securities and short-term investments	(31,408)	(20,267)	(27,368)

Net cash (used in) provided by investing activities	33	(17,049)	18,723

Cash flows from financing activities:
Proceeds from issuance of shares in asset acquisition, net of payments for costs of transaction	10,412	-	-
Proceeds from equity offering, net of payments for costs of transaction	-	77,976	-
Proceeds from issuance of convertible bonds	580	935	517
Repayment of convertible bonds	(8)	(4)	-
Proceeds from exercise of stock options and convertible bonds	517	2,038	77
Cash received for subscribed shares	-	-	215
Principal payments under capital lease obligations	-	(634)	(639)
Principal payment of loans	-	(639)	(128)

Net cash provided by financing activities	11,501	79,672	42

Effect of exchange rate changes on cash	1,393	(314)	(769)
Changes in restricted cash	998	(19)	(22)

Net increase (decrease) in cash and cash equivalents	(28,862)	24,474	(5,000)
Cash and cash equivalents at beginning of year	59,421	34,947	39,947

Cash and cash equivalents at end of year	30,559	59,421	34,947

Supplemental Information:
Cash paid for interest	107	63	136
Non-cash investing and financing activities:
Net assets acquired in exchange for shares in connection with asset acquisition	2,667

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares
	Shares	Amount	Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
Balance at December 31, 2002	20,719,780	20,720	187,781	-	(739)	(100,492)	107,270

Components of comprehensive loss:
Net loss						(26,831)	(26,831)
Change in unrealized gain on available-for-sale securities					30		30
Accumulated translation adjustments					(1,393)		(1,393)

Total comprehensive loss							(28,194)
Exercise of stock options and convertible bonds	34,295	34	43	215			292
Compensation cost for stock options and convertible bonds			2,511				2,511

Balance at December 31, 2003	20,754,075	20,754	190,335	215	(2,102)	(127,323)	81,879

Components of comprehensive loss:
Net loss						(39,927)	(39,927)
Change in unrealized gain on available-for-sale securities					(154)		(154)
Accumulated translation adjustments					(476)		(476)

Total comprehensive loss							(40,557)
Issuance of shares in equity offering	7,160,000	7,160	70,816				77,976
Exercise of stock options and convertible bonds	827,119	827	1,472	(215)			2,084
Compensation cost for stock options and convertible bonds			3,451				3,451

Balance at December 31, 2004	28,741,194	28,741	266,074	-	(2,732)	(167,250)	124,833

Components of comprehensive loss:
Net loss						(62,207)	(62,207)
Change in unrealized gain on available-for-sale securities					(684)		(684)
Accumulated translation adjustments					1,323		1,323

Total comprehensive loss							(61,568)
Issuance of shares in asset acquisition	1,311,098	1,311	11,768				13,079
Exercise of stock options and convertible bonds	99,465	100	424				524
Compensation cost for stock options and convertible bonds			6,665				6,665

Balance at December 31, 2005	30,151,757	30,152	284,931	-	(2,093)	(229,457)	83,533

See accompanying notes to consolidated financial statements.

1. Nature of Business and Organization

GPC Biotech AG is a biopharmaceutical company discovering and developing new drugs to treat cancer. GPC Biotech AG is incorporated in the Federal Republic of Germany and has its registered offices in Martinsried/Planegg (hereafter referred to as GPC Biotech or the “Company”). The Company’s lead product candidate — satraplatin — is currently being tested in a Phase 3 registrational trial for second-line chemotherapy in hormone-refractory prostate cancer. This trial achieved its target enrollment of 912 patients in December 2005. The U.S. Food and Drug Administration (FDA) has granted fast track designation to satraplatin for this indication, and in December 2005, GPC Biotech initiated the rolling New Drug Application (NDA) submission process for this compound by submitting the Chemical Manufacturing Controls section of the NDA to the FDA. In December 2005, the Company signed a co-development and licensing agreement with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, for satraplatin for Europe and certain other territories. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing preclinical drug development and discovery programs that leverage its expertise in kinase inhibitors. The Company has one wholly owned subsidiary, GPC Biotech Inc., with two locations, Waltham (MA, USA) and Princeton (NJ, USA). The Princeton location is the headquarters for the Company’s drug development activities. The Waltham site is primarily engaged in oncology drug discovery activities, in addition to activities related to a collaboration with the ALTANA Research Institute (a research center of ALTANA Pharma AG), also located in Waltham.

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

Reclassifications

Where necessary, certain prior year amounts have been reclassified to conform with the current year presentation.

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

As a general policy, the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in interest bearing escrow accounts as security deposits related to facility leases.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The risk is minimized by the Company’s investment policies, which limit investments to those that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. The maximum loss that could occur if bond issuers default on their bond obligations would be € 40.8 million as of December 31, 2005.

One collaboration partner, ALTANA Pharma AG, accounted for € 9,095,000 of total revenues in 2005 representing 97%, € 12,588,000 of total revenues in 2004 representing 99% and € 20,192,000 of the total revenues in 2003 representing 94%. No other partner or customer accounted for more than 10% of total revenues in 2005, 2004 and 2003.

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

The Company operates in one business segment, which primarily focuses on discovery and development of anticancer drugs. The Company’s revenue is derived primarily from co-development and research collaborations with life science companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company’s chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company’s home location of Germany was € 1,841,000 and € 1,560,000 at December 31, 2005 and 2004, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company’s home location of Germany were € 9,095,000, € 12,360,000 and € 21,197,000 in the years ended December 31, 2005, 2004 and 2003, respectively. Revenues from external customers attributed to locations outside of Germany were € 246,000, € 289,000 and € 397,000 in the years ended December 31, 2005, 2004 and 2003, respectively. Revenues are attributed to countries based on the location of the Company’s legal entity that is party to the underlying contract.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment and software costs	3 years
Office equipment	5-10 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or life of lease
Equipment under capital lease	Lesser of useful life or life of lease

Intangible Assets

Intangible assets primarily include specifically identified intangible assets acquired in a business combination and in an asset acquisition. Amortization of intangible assets is computed using the straight-line method over the useful lives of the respective assets.

The Company accounts for indefinite-lived intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise.

The estimated useful life of major intangible assets is as follows:

Estimated Useful Life
Patents	10 years
Acquired partnered technology	4 years

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

Revenue Recognition

The Company accounts for revenues in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104.

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

The Company’s revenues consist of fees earned from co-development and license agreements, from research and development collaborations and grant revenues. Revenues from co-development and license agreements and from collaboration and license agreements generally consist of licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company receives non-refundable licensing and technology access and initiation fees and reimbursement fees for costs incurred in the past. These fees are typically received upfront upon signing of a co-development and license agreement or a research and collaboration agreement. In addition to these initial fees, certain agreements contain terms for fixed, non-refundable, annual licensing fees upfront each year for the duration of the agreement. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, all fees received or to be received under these arrangements are recognized on a straight-line basis over the term of the agreements, as this is the period over which the license is granted or the Company is substantially and continually involved.

Payments for co-development activities are received under a co-development arrangement whereby certain drug candidate development costs are shared with a partner. Co-development revenues are derived from a negotiated, fixed-percentage of certain costs incurred in the joint development and commercialization activities of the licensed drug program. Co-development revenues are recognized as qualified development costs are incurred and are included in collaboration revenues in the consolidated statement of operations. Any amounts received prior to incurrence of qualified development costs are deferred until such costs are incurred.

Fees for development activities performed by drug development employees are received from co-development partners for work directly related to the development of a licensed product or other activities contemplated under the co-development and license agreement. Fees for research support performed by research scientists are received from collaboration partners for research services performed under the agreements. Fees are generally stated at a yearly flat fee rate per development employee or per research scientist. The Company recognizes fees for development activities and research support revenue as the work and the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Milestone revenues are derived from the achievement of predetermined goals, which are defined in the co-development and license agreements as well as the collaboration agreements. These milestones are subject to significant contingencies and, therefore, the related contingent revenue is not realized until the milestone has been reached and, if applicable, customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved.

Royalty revenues generally result from sales of products based on net sales of the licensed product in the licensee territory as set forth in the co-development and license agreements. Royalty revenues may also result from the sale of products based on research performed under collaboration agreements. Royalties are based on the volume of products sold and are recognized as revenue upon notification of sales from the collaboration partner. The Company has not yet received or recognized any royalty payments from collaboration agreements.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred.

Research and Development

GPC Biotech incurs development expenses related to its preclinical and clinical drug development programs. It also incurs research expenses associated with both partnered and unpartnered research activities, as well as the development and maintenance of its drug discovery technologies.

The Company enters into research and development agreements with third parties consisting of technology licensing fees and technology access fees, ongoing funding of research and development activities as well as milestone and royalty payments. GPC Biotech also enters into contracts with contract research organizations to conduct clinical trials. Furthermore, the Company licenses rights to develop drug candidates on a preferably exclusive basis.

Technology license fees and technology access fees relate to technology licenses that the Company pays in connection with its research and development arrangements. If these licenses are used in various research and development programs and/ or are sublicensed to third parties, they are considered to have alternative future uses. The Company treats payments for licenses that have alternative future uses as intangible assets in accordance with SFAS No. 2, “Accounting for Research and Development Costs”, (“SFAS No. 2”) and includes them in other intangible assets. The Company amortizes these intangible assets to amortization expense over the period of the license.

If the licenses do not have an alternative future use the payments are expensed immediately.

Technology license fees are typically paid upfront annually and relate to licenses where the Company typically has the option to renew for a subsequent year at the end of the license term. Those fees are recorded as prepaid expenses.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are achieved.

Fees paid to contract research organizations to conduct clinical trials are expensed as incurred.

Fees paid upfront to license drug candidates and for the right to further develop those candidates are expensed as incurred in accordance with SFAS No. 2.

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

Foreign Currency

The functional currency of GPC Biotech AG is the euro whereas the functional currency of GPC Biotech Inc. is the U.S. dollar. All balance sheet items have been translated into euro using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into euro at an average exchange rate of the year. The effect of the translation is shown as a separate component of shareholders’ equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date.

For the year ended December 31, 2005, the Company recorded a net foreign currency gain of € 2,416,000 and net foreign currency losses for the years ended December 31, 2004 and 2003 of € 1,698,000 and € 215,000, respectively, as included in other income (expense), net.

Stock-Based Compensation

The Company accounts for its stock option plans and convertible bonds in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Convertible bonds, in addition to stock options, are issued as compensation to members of the Management Board and senior management. The fair value of options and convertible bonds granted is established as of the date of grant and recognized as compensation expense over the vesting period of the option or convertible bond. Compensation expense recognized on options and convertible bonds that do not vest due to termination of employment is reversed in the period of forfeiture. Compensation cost for stock options and convertible bonds is included in research and development expenses and general and administrative expenses in the statements of operations.

Stock appreciation rights are accounted for as liability awards under SFAS No. 123. Compensation expense for stock appreciation rights, if any, will be accrued and recognized based on the intrinsic value at each balance sheet as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense for stock appreciation rights that contain vesting terms that are dependent on the achievement of certain events will be accrued and recognized at each balance sheet date following the achievement of that event. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the stock appreciation rights.

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

New Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record in the statement of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received. The cost of instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first annual reporting period beginning after June 15, 2005, and will thus be adopted by the Company in its first calendar quarter of 2006.

SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as the for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation costs calculated under SFAS No. 123 for pro forma amounts disclosure. The Company plans to adopt SFAS No. 123R using the modified prospective method.

On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share Based Payments,” (“SAB 107”), which expresses the views of the SEC staff regarding the application of SFAS No. 123R.

The Company has not quantified the total impact that the adoption of SFAS No. 123R will have on its first quarter 2006 consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Changes in Interim Financial Statements”. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adoption SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

3. Product Candidate Licensing Activities

Effective December 19, 2005, the Company entered into a co-development and license agreement with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation (Pharmion), whereby Pharmion was granted exclusive commercialization rights in certain territories for satraplatin for the treatment of cancer in humans. Pharmion’s exclusive commercialization rights include Europe, Turkey, the Middle East, Australia and New Zealand, while GPC Biotech retains rights to all other territories including North America, South America and parts of Asia, including Japan. The terms of the agreement call for Pharmion to make an upfront payment of $37.1 million to GPC Biotech, including an $18 million reimbursement fee for costs previously incurred related to the development of satraplatin (a cost reimbursement) and $19.1 million for funding of ongoing and certain future clinical development activities to be conducted jointly by Pharmion and GPC Biotech. The companies will pursue a joint plan to develop satraplatin in a variety of tumor types and will share global development costs for at least one additional registrational trial, for which Pharmion has made an additional commitment of $22.2 million, in addition to the $37.1 million in initial payments received in January 2006. Pharmion will also pay GPC Biotech $30.5 million based on the achievement of certain regulatory filing and approval milestones for the first indication, and up to an additional $75 million for up to five subsequent EMEA approvals for additional indications. GPC Biotech will also receive royalties on sales of satraplatin in Pharmion’s territories at rates of 26.25 to 30 percent on annual sales up to $500 million, and 34 percent on annual sales over $500 million. Pharmion will pay GPC Biotech sales milestones totaling up to $105 million, based on the achievement of significant annual sales levels in the Pharmion territories. Pharmion and GPC Biotech will lead regulatory and commercial activities in their respective territories. The two companies also signed a supply agreement

Based on the guidance included in EITF 00-21, the Company has used the residual method to assess the fair value of the multiple contractual elements in this agreement. Revenues resulting from the supply agreement, royalties and milestone payments will be recognized when earned.

The $18 million upfront cost reimbursement will be recognized as revenue on a straight-line basis over the period of substantial involvement of the Company in the development activities. The $19.1 million for shared development costs will be treated as prepaid development costs and will be recognized as shared development costs are incurred.

On December 17, 2004, the Company licensed to Debiopharm S.A. the exclusive, worldwide rights to develop and commercialize the Company’s pre-clinical small molecule MHC class II antagonists program. In addition to an upfront licensing payment, GPC Biotech will be eligible to receive milestone payments and royalties.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”) (formerly NeoTherapeutics, Inc.) granting GPC Biotech the exclusive worldwide license to satraplatin for the treatment of cancer in humans. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registrational Phase 3 study in the amount of $2 million (approximately € 1,725,000), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech also will pay milestones totaling up to $18 million, the first of which is anticipated to be the acceptance of the NDA (New Drug Application) for filing by the U.S. Food and Drug Administration. Upon commercialization of satraplatin, Spectrum will also receive royalties based on net sales. Furthermore, subject to certain limitations, Spectrum is entitled to receive a share of sublicense fees received by GPC Biotech if the Company enters into a licensing agreement with another company. Under the terms of the agreement, GPC Biotech will fully fund development and commercialization expenses for satraplatin.

4. Collaboration Agreements

The Company has entered into several collaboration and license agreements with life science companies which were typically based on licensing technology platforms and funded research. These agreements include alliances based on the transfer and/or non-exclusive licenses of technology platforms, alliances which combine a technology license with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company’s technology-based alliances are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, the Company’s partners may make up-front payments, license payments, ongoing research funding payments, and additional payments upon the achievement of specific research and product development milestones and/or pay royalties or, in some cases, make profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

Total revenue recognized under collaboration and license agreements amounted to € 9,341,000, € 12,649,000 and € 20,821,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Total costs incurred under research collaborations and license agreements amounted to € 910,000, € 1,371,000 and € 3,565,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Significant Agreements Beginning in 2005

There were no significant agreements entered into in 2005.

Significant Agreements Beginning in 2004 and Earlier

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

Effective November 1, 2001, the Company entered into an alliance with ALTANA Pharma to establish a U.S. Research Institute in Waltham, MA (USA) to use the Company’s genomic and proteomic technologies. ALTANA Pharma and the Company entered into three agreements under which the Company receives funding under a collaboration and license agreement in the form of an upfront payment, technology license and implementation fees, as well as research and technology transfer funding. The Company is non-exclusively licensing selected genomics, proteomics, automation and bioinformatics technologies to ALTANA Pharma and is collaborating with ALTANA Pharma on two drug discovery programs. The Company receives further funding under a sublease agreement. Furthermore, the Company received additional funding until March 31, 2003 under a separate service agreement. In addition, the Company is eligible to receive implementation, research, preclinical and clinical milestone payments and royalty payments for each product resulting from the two collaborative drug discovery programs. The establishment term expires in June 2007.

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

5. Acquisition of Significant Assets

On March 2, 2005, the Company entered into an agreement to acquire significant assets of Axxima Pharmaceuticals AG (“Axxima”), a Munich-based company in bankruptcy proceedings. Axxima was a drug discovery company focusing on the field of kinase inhibition. The acquisition of these assets is expected to assist in the growth of the Company’s drug pipeline with novel mechanism-based therapies to treat cancer.

The aggregate purchase price of the assets was € 13.1 million, which was paid by issuing 1,311,098 ordinary shares. The value of the shares issued was determined based on an average closing price of the Company’s shares around the transaction date of March 2, 2005. Costs of the transaction and costs of registering the shares were also considered in the value of the transaction. The transaction has been accounted for as an acquisition of assets in a transaction other than a business combination.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in thousand €):

Cash	10,705
Property and equipment	2,683
Intangible and other assets	1,725
In-process research and development acquired	683
Total assets acquired	15,796
Liabilities due	(2,293)
Deferred tax liability	(424)

Total liabilities assumed	(2,717)

Net assets acquired	13,079

The € 0.7 million assigned to acquired in process research and development were expensed at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method. The amount is included in operating expenses.

6. Marketable Securities and Short-term Investments

The following is a summary of the balances of marketable securities and short-term investments at December 31, 2005 and 2004 (in thousand €):

	2005	2004
Marketable securities	41,294	46,827
Short-term investments	21,767	22,421

Total	63,061	69,248

The following is a summary of marketable securities at December 31, 2005 and 2004 (in thousand €), all of which are available-for-sale:

	2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	15,010	-	(60)	14,950
Fixed rate corporate bonds	26,123	-	(238)	25,885
Equity securities	781	-	(322)	459

Total	41,914	-	(620)	41,294

	2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	4,998	8	-	5,006
Fixed rate corporate bonds	41,159	73	(38)	41,194
Equity securities	781	-	(154)	627

Total	46,938	81	(192)	46,827

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in accordance with a licensing agreement (see Note 4).

The following is a summary of the short-term investments at December 31, 2005 and 2004 (in thousand €), all of which are available-for-sale:

	2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest Receivable	Estimated Fair Value
Bond fund	21,334	433	-	-	21,767

Total	21,334	433	-	-	21,767

	2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest Receivable	Estimated Fair Value
Bond fund	21,334	609	-	478	22,421

Total	21,334	609	-	478	22,421

The realized gain on available-for-sale marketable securities and short-term investments in 2005, 2004 and 2003 was € 331,000, € 0 and € 8,000, respectively. The realized loss on available-for-sale marketable securities and short-term investments in 2005, 2004 and 2003 amounted to € 0, € 0 and € 1,000, respectively. Realized gains and losses are calculated using specific identification to determine cost basis and are included in other income (expense), net.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2005 was € 620,000. The aggregate fair value of securities with unrealized losses at December 31, 2005 was € 36,288,000 and consisted of the following (in thousand €):

	Less than 12 months		12 Months or longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Variable rate corporate bonds	9,944	(60)	-	-	9,944	(60)
Fixed rate corporate bonds	25,885	(238)	-	-	25,885	(238)
Equity securities	-	-	459	(322)	459	(322)

Total	35,829	(298)	459	(322)	36,288	(620)

Securities that are in loss positions consist of both debt securities and equity securities. All unrealized losses on both debt and equity securities are considered to be temporary in nature. The debt securities with unrealized losses are corporate bonds from highly rated issuers. Management believes that the impairments extend from increases in the current market interest rates compared with the market rate at which time the bonds were purchased. Management believes that the impairments do not extend from decreases in the quality ratings of the issuing companies. The bonds all have maturities of less than 3 years and the full value of the bonds is expected to be ultimately recovered.

The equity securities were purchased in connection with a licensing agreement with Spectrum Pharmaceuticals (“Spectrum”) for satraplatin, the Company’s anti-cancer drug in phase 3 registration trials. Spectrum retains certain rights in satraplatin and thus will benefit from the commercialization of satraplatin.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2004 was € 192,000. The aggregate fair value of securities with unrealized losses at December 31, 2004 was € 17,618,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months as of December 31, 2004.

7. Property and Equipment

Property and equipment consisted of the following at December 31, 2005 and 2004 (in thousand €):

	2005	2004
Leasehold improvements	1,748	938
Office and laboratory equipment	5,455	5,094
Computer equipment and related software	3,440	3,161
Furniture and fixtures	519	358

	11,162	9,551
Less accumulated depreciation	(7,059)	(6,936)

Property and equipment, net	4,103	2,615

Depreciation expense amounted to € 3,478,000, € 1,568,000 and € 1,820,000 in 2005, 2004 and 2003, respectively.

8. Intangible Assets

The Company has recorded intangible assets acquired in a business combination and an asset acquisition based on their fair values, as determined by independent valuations at the date of acquisition. Additionally, intangible assets have been recorded as a result of license purchases. The table below summarizes intangible assets, all of which are amortized, as of December 31 (in thousand €):

	2005	2004
Gross carrying amount
Patents	566	491
Partnered technology	1,359	1,180
Other intangible assets	1,263	1,174

Total gross carrying amount	3,188	2,845

Accumulated depreciation
Patents	(181)	(78)
Partnered technology	(1,359)	(1,180)
Other intangible assets	(576)	(454)

Total accumulated depreciation	(2,116)	(1,712)

Total intangible assets, net	1,072	1,133

During the fourth quarter of 2003, the Company reviewed its intangible assets acquired in a business combination for impairment and recorded an impairment charge at December 31, 2003 relating to the patent portfolio in the amount of € 1,163,000, thereby creating a new cost basis of € 534,000. Indicators of impairment arose when management decided in 2003 to discontinue several of the research programs that used these patents. The fair value of the patent portfolio was determined using estimated discounted cash flows of each program that uses the patents. From these cash flows an implied royalty rate, success probabilities and discounting factor were used to determined the fair value of the underlying patents. The impairment charge is included in 2003 operating expenses as amortization of intangible assets. In 2005 and 2004 no impairment expense was incurred.

The amortization expense for intangibles acquired in a business combination, including impairment expenses, for the years ended December 31, 2005, 2004 and 2003 was € 417,000, € 413,000 and € 2,007,000, respectively. The estimated amortization expense for intangibles for the next five years is as follows (in thousand €):

For the year ended December 31,
2006	595
2007	261
2008	102
2009	91
2010	23

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2005 and 2004 consisted of the following (in thousand €):

	2005	2004
Accrued external R&D obligations	5,051	2,150
Accrued personnel expenses and payroll liabilities	3,437	2,391
Accrued legal, patent and advisory services	629	427
Other accruals	2,157	1,942

Total	11,274	6,910

10. Other Liabilities, Non-current

On May 1, 2005, the Company sublet to a third party some excess office and laboratory space in the U.S. In accordance with Financial Accounting Standards Board Technical Bulletin 79-15, “Accounting for Loss on Sublease Not Involving the Disposal of a Segment” and Statement of Financial Accounting Statements 146, “Accounting for Costs Associated with Exit of Disposal Activities,” the Company recorded an expense and a liability related to the projected shortfall between the Company’s rent obligation under the lease and the rental income to be received over the term of the sub-lease. The expense recorded at sublease inception amounted to € 2,849,000.

The balance of the liability as of December 31, 2005 was € 2,572,000, of which € 2,177,000 was included in other liabilities, non-current and € 395,000 was included in accrued expenses and other current liabilities.

11. Commitments and Contingencies

Operating Lease Commitments

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred rental expenses of € 7,306,000, € 4,565,000 and € 5,067,000 in the years 2005, 2004 and 2003, respectively. Income from subleases amounted to € 1,311,000, € 1,167,000 and € 1,393,000 in the years 2005, 2004 and 2003, respectively. Rental expenses and sublease income are included in research and development and general and administrative expenses.

The Company has entered into lease agreements for office and laboratory space that expire at different times through 2015, however certain leases can be terminated earlier at the option of the Company. One agreement calls for future incremental increases in rental payments in 2008. This lease also requires $1,667,000 to be held in escrow as security for credit. The Company records its rental expenses and sublease rental income using the straight-line method in accordance with SFAS No. 13, “Accounting for Leases”. The balance of accrued rental payments at December 31, 2005, was € 481,000.

In certain leases the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated estimated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Future minimum lease commitments for all non-cancelable operating leases for the years ending December 31 are as follows (in thousand €):

Non-cancelable operating leases
2006	5,120
2007	5,089
2008	5,283
2009	5,302
2010	4,295
Thereafter	1,370

Aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 2005 were € 2,556,000.

Contingencies

The Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows.

Guarantees and Indemnification Obligations

The Company enters into agreements in the ordinary course of business with, among others, vendors, service providers, contract manufacturers and collaboration, licensing and co-development partners. Pursuant to certain of these agreements it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, or its employees, agents or representatives, or third party claims alleging that the the actvities of our contractual partner pursuant to the contract infringe a patent, trademark or copyright of such third party.

The Company assesses the fair value of its liability on the above indemnities to be immaterial based on historical experience and information known at December 31, 2005.

12. Loans Receivable from Employees

At December 31, 2005 and 2004, loans receivable from employees of the Company amounted to € 90,000 and € 124,000, respectively, and are included in other current and non-current assets. At December 31, 2005, the amount related to two different loans with original terms of four years. The loans are being forgiven or repaid in equal installments.

Forgiveness of loans, if applicable, is included in compensation expense in the period they are forgiven and is contingent upon continued employment of the employee. Loans made to employees bear interest at the rate of 5.5% to 6% per annum and were made for personal financial purposes.

13. Related Party Disclosures

In 2003, 2001, 2000 and 1998, the Company entered into collaboration agreements with ALTANA Pharma AG (“ALTANA Pharma”, formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH) as described in Note 4. ALTANA Pharma is a related party, since the Company’s Chairman (“Vorstandsvorsitzender”), Dr. Bernd Seizinger, is a member of the Supervisory Board of ALTANA Pharma.

At December 31, 2005 and 2004, the Company had accounts receivable from ALTANA Pharma arising out of the normal course of business in the amount € 1,436,000 and € 1,006,000. All payments for accounts receivable from ALTANA Pharma have been settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company subleases part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Note 11, € 1,000,000, € 982,000 and € 1,051,000 for the years ended December 31, 2005, 2004 and 2003, respectively, relates to the subleases with ALTANA Pharma.

During 2004, the Company made two milestone payments to Morphosys AG, a related party to the Company. The payment was made under a collaboration and licensing agreement signed in April 1999. Morphosys AG is a related party to the Company due to the fact that two members of the Supervisory Board of the Company are also members of the Supervisory Board of Morphosys AG. The transactions during 2004 amounted to € 869,000. At December 31, 2005, the Company has accrued expenses in the amount of € 439,000 related to a clinical development milestone reached. There were no payments in 2005 or 2003.

14. Long-Term Debt

During September 1999, the Company entered into a loan agreement with IKB Deutsche Industriekreditbank AG in the amount of € 1,023,000, all of which was received in July 2000. In 2004, the Company paid off its entire remaining obligation under this loan agreement. The term of the loan was 10 years with semi-annual repayments beginning in March 2002. The loan was unsecured and bore interest at 4.25% per annum. Interest expenses for the years ended December 31, 2005, 2004 and 2003 were € 0, € 29,000 and € 35,000, respectively, all of which was paid.

15. Convertible Bonds

Convertible bonds are issued as compensation to members of the Management Board and senior management and previously had also been issued to members of the Supervisory Board. The fair value of convertible bonds is estimated using an option pricing model using the same assumptions as those used for stock options (see Note 16) and recognized in the statement of operations over their future vesting periods. Total compensation cost related to convertible bonds included in research and development and general and administration expenses for the years ended December 31, 2005, 2004 and 2003 was € 3,691,000, € 1,549,000 and € 890,000, respectively. The aggregate fair value of convertible bonds issued in 2005, 2004 and 2003 was € 4,410,000, € 6,472,000 and € 1,541,000, respectively. The weighted-average grant date fair value of convertible bonds granted in 2005, 2004 and 2003 was € 6.13, € 6.92 and € 2.98, respectively.

The following table summarizes the details of the various convertible bond issuances at December 31, 2005:

Year of issuance	Number Issued	Number Outstanding at Dec. 31, 2005	Nominal value each paid in	Interest Rate	Vesting period (years)	First year of exercisability	No. of shares entitled to purchase at Dec. 31, 2005	Additional payment to exercise	Number exercisable at Dec. 31, 2005
2005	720,000	720,000	€1.00	3.5%	4	2007	720,000	€ 9.38 - 9.67	-
2004	935,000	935,000	€1.00	3.5%	4	2006	935,000	€ 8.33 - 9.90	-
2003	512,973	506,500	€1.00	3.5%	2-4	2004-2005	506,500	€ 1.70 - 4.77	278,506
2002	280,000	280,000	€1.00	3.5%	4	2004	280,000	€ 3.36	210,000
2001	47,500	32,500	€1.00	3.5%	2	2003	32,500	€ 8.55	32,500

	2,495,473	2,474,000					2,474,000		521,006

Thereof not paid in:		(140,000)

		2,334,000

60,000 convertible bonds issued in 2004 were subject to the achievement of certain business development goals. During 2005, the Compensation Committee of the Supervisory Board elected to remove these conditions. As a result of this modification, compensation expense in the amount of € 105,000 was recognized in general and administrative expense in 2005. The remaining fair value of these convertible bonds will be recognized over the remaining vesting period.

On December 30, 2005, the Company granted 140,000 convertible bonds to certain members of senior management. The convertible bonds were not paid in as of December 31, 2005 and thus not recorded in the financial statements of the Company at that date as no liability existed. Additionally, no compensation expense related to this grant was recognized in 2005. The convertible bonds vest over 4 years and will entitle bondholders to purchase 140,000 ordinary shares of the Company at € 9.67 per share above the nominal value of € 1.00 to be paid in per convertible bond. The bonds will pay interest of 3.5% per annum and will be first exercisable in December 30, 2007.

16. Stock Options Issued to Employees and Consultants

The Company grants stock options to the employees, the members of the Management Board and previously had granted stock options to certain consultants.

According to the stock option plans, the options have a duration of ten years. The respective strike prices equal the five-day average of the closing price of the Company’s ordinary shares prior to the respective date of grants. The vesting period is four years, with graded vesting of the options over the vesting period. According to German law (§ 193 II, No. 3 AktG), the rights can be exercised two years after the grant, at the earliest.

The fair value of the options was estimated using an option pricing model as proposed by SFAS No. 123. The following table summarizes the assumptions used in calculating the fair value:

	Date Granted
	2005	2004	2003
Risk-free rate	2.90%	3.24%	3.24%
Dividend yield	0.0%	0.0%	0.0%
Volatility	77.81%	88.01%	91.02%
Estimated life (years)	4.00	4.00	4.00

For options issued during 2005, 2004 and 2003, total compensation cost was € 1,778,000, € 5,532,000 and € 636,000, respectively, which is being recognized over the vesting period of those options. Compensation cost related to stock options included in the statements of operations was € 2,974,000, € 1,903,000 and € 1,621,000 in 2005, 2004 and 2003, respectively.

The following table presents the stock option activity for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at January 1	4,167,556	€9.50	3,835,458	€8.77	4,112,859	€8.80
Granted	308,301	€9.90	869,600	€9.86	177,000	€5.44
Exercised	(92,992)	€5.23	(458,989)	€3.61	(88,925)	€3.29
Forfeited	(50,864)	€12.57	(78,513)	€12.23	(365,476)	€8.86
Expired	—	—	—	—	—	—

Outstanding at December 31	4,332,001	€9.59	4,167,556	€9.50	3,835,458	€8.77

Vested at December 31	3,157,086	€9.86	2,654,947	€10.03	2,575,250	€8.70

Exercisable at December 31	2,924,351	€9.88	2,619,072	€10.12	2,383,250	€9.02

Weighted-average fair value per options granted during the Year		€5.77		€6.36		€3.59

The following table represents weighted-average price and contractual life information regarding significant option groups outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices in Euro	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number	Weighted- Average Exercise Price
1.16 - 2.98	395,670	€1.67	4.22	347,095	€1.53
3.21 - 5.77	832,020	€4.34	5.59	678,920	€4.28
6.53 - 8.64	513,000	€6.91	5.01	431,875	€6.70
9.07 - 11.91	1,551,761	€9.77	7.93	467,761	€9.73
12.13 - 17.89	960,350	€16.68	4.74	919,500	€16.81
24.60 - 59.74	79,200	€32.09	4.95	79,200	€32.09

	4,332,001	€9.59	6.03	2,924,351	€9.88

17. Stock Appreciation Rights

During 2004 and 2005, the Company issued stock appreciation rights to members of the Supervisory Board and to certain members of the senior management team. The stock appreciation rights vest upon the marketing approval of satraplatin in the United States or the European Union or both and will be settled in cash. The settlement price will be determined as of the date of marketing approval and will be calculated on a sixty-day average stock price following the day of approval of satraplatin by either the U.S. Food and Drug Administration (FDA) or the European Agency for the Evaluation of Medicinal Products (EMEA), depending on the terms specified in the right. Compensation expense for stock appreciation rights, if any, will be accrued and recognized based on the intrinsic value at each balance sheet date beginning after the marketing approval of satraplatin as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the stock appreciation rights. As of and for the years ended December 31, 2005 and 2004, no liability for stock appreciation rights has been recorded and no compensation expense has been recorded.

The following table summarizes the stock appreciation rights granted to members of the Supervisory Board and a member of senior management during 2005:

	Grant Date	Grant Price	Number
Supervisory Board	July 1, 2005	€9.03	86,250
Senior Management	September 30, 2005	€10.38	100,000

Total			186,250

The following table summarizes the status of stock appreciation rights outstanding as of December 31, 2005:

	Number of stock appreciation rights
Strike Price	Unvested	Vested	Total
€ 9.03	86,250	-	86,250
€10.22	86,250	-	86,250
€10.38	100,000	-	100,000
€10.97	375,000	-	375,000

Total	647,500	-	647,500

18. Income Taxes

The Company’s loss before income taxes for the years ended December 31, arose in the following jurisdictions (in thousand €):

	2005	2004	2003
Germany	46,716	27,127	16,122
Other	15,491	12,800	10,709

Loss before income taxes	62,207	39,927	26,831

Deferred tax liabilities and assets are comprised of the following at December 31 (in thousand €):

	2005	2004
Deferred Tax Assets:
Net operating loss carryforwards	85,108	63,010
Research and development tax credits	7,338	6,355
Deferred revenue	7,118	-
Accrued expenses and losses	3,824	2,160
Intangible Assets	-	579
Plant and Equipment	243	47
Other	96	140
Valuation Allowance	(102,992)	(71,909)

	735	382

Deferred Tax Liabilities:
Intangible assets	(49)	-
Marketable securities and short-term investments	(686)	(382)

Net deferred taxes	-	-

The reconciliation of income tax computed at the statutory rate applicable to the Company’s income tax expense for the years ended December 31 is as follows (in thousands of €, except percent):

	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
German tax benefit	(24,497)	39.4%	(15,723)	39.4%	(10,062)	37.5%
Costs associated with equity offering	—	—%	(3,647)	9.1%	—	—%
Non-deductible expenses and others	(4,170)	6.7%	(3,957)	9.9%	3,626	(13.5)%
Change in tax rate	—	—%	(60)	0.2%	240	(0.9)%
Research and development tax credit	(1,284)	2.0%	(3,680)	9.2%	(922)	3.4%
Different tax rate in other countries	(1,132)	1.8%	(193)	0.5%	(278)	1.0%
Change in valuation allowance	31,083	(49.9)%	27,260	(68.3)%	7,396	(27.6)%

Income tax expense	—	—%	—	—%	—	—%

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

For fiscal years ending in 2004 and beyond, a new law is in effect restricting the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes. The Company’s maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above € 1 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to € 0. The amount of NOL carryforwards for German corporation and trade tax purposes is € 119,897,000 and € 119,863,000, respectively. In general, these NOL’s do not expire.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of € 1,479,000 per year for the losses incurred prior to the change in ownership, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. The Company has € 36,753,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back 2 years and forward 20 years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss 3 years and forward 15 years. The Company has € 76,233,000 of federal NOL carryforwards subject to a 20 year carryforward and € 22,191,000 subject to a 15 year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2007 and 2025.

The Company has € 55,793,000 of state net operating losses that expire at various times between the years of 2006 and 2012. The Company has € 41,268,000 of state NOL carryforwards subject to a 5-year carryforward and € 14,525,000 subject to a 7-year carryforward.

The Company’s U.S. subsidiary had federal research and development credits of € 4,891,000 and state research and development credits of € 3,764,000 at December 31, 2005.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2005, 2004 and 2003 was € 0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately € 0.

As of December 31, 2005, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 1999 and the statute of limitations for income tax audits in the US and the states of Massachusetts and New Jersey remains open for the tax years ended on or after December 31, 2001. The German tax authorities currently perform an audit of income tax for the years 1999 through 2003.

19. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2005, 2004 and 2003, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 2,305,008, 1,902,398 and 1,196,101 for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table sets forth the computation of basic and diluted loss per share (in thousand €, except share and per share data):

	2005	2004	2003
Numerator:
Net loss	(62,207)	(39,927)	(26,831)

Denominator:
Denominator for basic and diluted earnings per share – weighted-average number of shares	29,877,348	24,950,638	20,731,535

Basic and diluted loss per share	(2.08)	(1.60)	(1.29)

20. Shareholders’ Equity

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

Authorized Shares

To assist management in undertaking strategic activities, capital increases and to service the stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2005, the total number of ordinary shares potentially issuable was 23,628,873. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,798,409 and 2,707,527, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities is 10,122,937, of which up to 7,000,000 new shares can also be issued for future capital increases. The number of ordinary shares authorized for the purposes of potential convertible debt issuances is 6,000,000.

Subsequent to December 31, 2005 the Company issued 2,860,000 shares from authorized capital (see Note 22).

Exercise of Stock Options and Convertible Bonds

During 2005, 2004 and 2003, several stock option and convertible bondholders exercised some of their fully vested options and convertible bonds, receiving 99,465, 827,119 and 34,295 ordinary shares, respectively.

At December 31, 2003, consultants and employees of the Company had subscribed to 54,630 ordinary shares with a total value of € 214,660, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2003. The ordinary shares were subsequently registered on January 19, 2004 and issued shortly after.

Issuance of Shares in Asset Acquisition

On March 2, 2005, the Company purchased the significant assets of Axxima Pharmaceuticals by issuing 1,311,098 ordinary shares (see Note 5). The value of the transaction was € 13,079,000, which consisted of shares 1,311,098 shares valued at € 9.80 each plus net transaction costs of € 230,000.

Sale of Ordinary Shares in Global Equity Offering

On July 2, 2004, the Company successfully concluded a combined equity offering of 7,160,000 new shares to current and new shareholders at that time. On June 30, 2004, the new shares began trading on the Frankfurt Stock Exchange and the American Depository Shares (ADS) began trading on the NASDAQ stock exchange. The shares were sold at €12.50 in a rights offering and at €12.00 per share and $14.55 per ADS in a global offering and yielded € 78.0 million after deducting underwriters’ fees and costs. The offering closed and payment for the shares was received on July 2, 2004. Total costs of the transaction were € 9,261,000.

Accumulated Other Comprehensive Loss

The balance of the components of accumulated other comprehensive loss as of December 31, 2005, 2004 and 2003 were as follows (in thousand €):

	December 31,
	2005	2004	2003
Unrealized gain on available-for-sale securities	(187)	497	651
Accumulated translation adjustments	(1,906)	(3,229)	(2,753)

Total accumulated other comprehensive loss	(2,093)	(2,732)	(2,102)

21. Employee Benefit Plan

GPC Biotech Inc. has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. contributes 50% of the first 4% of annual compensation contributed by each participant. Contributions are fully vested immediately. Costs of the plan, including the matching contribution, charged to operating expenses amounted to € 144,000, € 133,000 and € 88,000 in 2005, 2004 and 2003, respectively.

22. Subsequent event

On February 23, 2006, the Company issued 2,860,000 new ordinary shares at € 12.67 per share for a total amount of € 36.2 million through a private placement.

Exhibit Index

Exhibit Number	Description
1	Articles of Association of GPC Biotech AG (English translation).

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated June 2, 1997, by and between Mitotix, Inc. and the DuPont Merck Pharmaceuticals Company.*

4.6	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated April 3, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.7	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated July 30, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.8	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated October 1, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.9	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated December 28, 2000, by and between Mitotix, Inc. and Bristol-Myers Squibb Pharma Company.*

4.10	Collaboration and License Agreement, dated as of November 1, 2001, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.11	Amendment to Collaboration and License Agreement, dated as of June 30, 2002, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.12	Amendment to Collaboration and License Agreement, dated January 31, 2003, by and between ALTANA Pharma AG (formerly BYK Gulden Lomberg Chemische Fabrik GMBH) and GPC Biotech AG.*

1

4.13	Hybrid Collaboration and License Agreement dated as of January 31, 2003, by and between ALTANA Pharma AG and GPC Biotech AG.*

4.14	Co-Development and License Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.15	Supply Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.16	Asset Purchase Agreement between GPC Biotech AG (as successor to Blitz 05-001 GmbH) and Rechtsanwalt Dr. Joseph Füchsl as Insolvency Receiver of Axxima Pharmaceuticals AG, dated March 2, 2005.

4.17	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated June 1, 2003 (English translation).*

4.18	Addendum to Service Agreement with Dr. Bernd Seizinger dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.19	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated September 1, 2003 (English translation).*

4.20	Addendum to Service Agreement with Dr. Mirko Scherer dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.21	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated March 5, 2004 (English translation).*

4.22	Addendum to Service Agreement with Dr. Sebastian Meier-Ewert dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.23	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated March 5, 2004 (English translation).*

4.21	Addendum to Service Agreement with Dr. Elmar Maier dated May 1, 2003 relating to revised severance benefits upon a change in control of GPC Biotech AG (English translation).*

4.22	Stock Option Plan 2005 (English translation).

4.23	Stock Option Plan 2004 (English translation). **

4.24	Stock Option Plan 2002 (English translation).*

4.25	Stock Option Plan 2001 (English translation).*

4.26	Stock Option Plan 2000 (English translation).*

4.27	Option Terms dated September 1999 (English translation).*

4.28	Option Terms for 1997 (English translation).*

4.29	2005 Incentive Stock Option Plan.

4.30	2004 Incentive Stock Option Plan.

4.31	2002 Incentive Stock Option Plan.*

4.32	2001 Incentive Stock Option Plan.*

4.33	2000 Incentive Stock Option Plan.*

4.34	1999 U.S. Incentive Stock Option Plan.*

2

4.35	Convertible Bonds Terms and Conditions for executives (Führungskräfte) as well as employees and consultants of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad, dated June 8, 2005.

4.36	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004. **

4.37	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.38	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.39	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.40	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.41	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2005

4.42	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004. **

4.42	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.

*	Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.
**	Incorporated by reference from the Registrant’s Form 20-F (No. 001-117629) filed March 31, 2005
(1)	Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3