Form 20-F
period 2006-12-31
GPC BIOTECH AG
filed 2007-06-21
CIK 1117629

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

                    SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

                    SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-1176629

GPC Biotech AG

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Fraunhoferstrasse 20, D-82152 Planegg (Martinsried)/Munich, Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Ordinary Bearer Shares, without par value

American Depositary Shares (as evidenced

by American Depositary Receipts), each

representing one, Ordinary Bearer Share.

Name of each exchange on which registered

The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

☐ Yes    ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

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

☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

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

Forward-looking Statements

This annual report and the documents that we incorporate by reference include forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “could” and similar expressions. Forward-looking statements include, but are not limited to, statements about:

•	the timing and ultimate success in obtaining regulatory approval in the U.S., Europe or any other jurisdiction for our lead product candidate, satraplatin, or any of our other product candidates;

•	our ability to market, commercialize, achieve market acceptance for and sell satraplatin and our other product candidates;

•	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our product candidates;

•	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

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

Enforceability of Civil Liabilities

We are organized under the laws of Germany. Most of our and some of our subsidiary’s directors and officers, as well as certain of the experts named in this annual report, are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers and these experts are located outside the United States. As a result, a shareholder may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws. In addition, a shareholder may not be able to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in Germany against us, our directors and officers and the persons named in this annual report.

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

	Year ended December 31,
	2006	2005	2004	2003	2002
	(amounts in thousands of euro, except share and per share data)
Statement of operations data: (1)
Revenues	22,674	9,341	12,649	21,594	21,511
Research and development expenses	64,707	55,684	39,955	37,535	38,053
Impairment of goodwill	—	—	—	—	7,314
Acquired in-process research and development	—	683	—	—	—
Total operating expenses	88,866	77,374	53,541	51,068	57,907
Operating loss	(66,192)	(68,033)	(40,892)	(29,474)	(36,396)
Net loss before cumulative effect of change in accounting principle	(64,446)	(62,207)	(39,927)	(26,831)	(32,934)
Cumulative effect of change in accounting principle	433	—	—	—	—
Net loss	(64,013)	(62,207)	(39,927)	(26,831)	(32,934)
Per share data:
Basic and diluted loss per share	€(1.95)	€(2.08)	€(1.60)	€(1.29)	€(1.59)
Shares used in computing basic and diluted loss per share	32,840,480	29,877,348	24,950,638	20,731,535	20,688,515

	At December 31,
	2006	2005	2004	2003	2002
	(amounts in thousands of euro)
Balance sheet data:
Cash and cash equivalents(2)	38,336	30,559	59,421	34,947	39,947
Marketable securities and short-term investments	57,186	63,061	69,248	54,221	74,935
Total assets	107,519	139,263	141,893	101,564	132,333
Long-term debt, including capital lease obligations(3)	—	—	—	959	1,528
Total shareholders’ equity	67,175	83,533	124,833	81,879	107,270

	Year ended December 31,
	2006	2005	2004	2003	2002
	(amounts in thousands of euro)
Other financial data:
Net cash provided by (used in) operating activities	(36,622)	(42,787)	(37,816)	(22,974)	(23,537)
Net cash provided by (used in) investing activities	3,706	33	(17,049)	18,723	(26,771)
Net cash provided by (used in) financing activities	41,593	11,501	79,672	42	(255)
Depreciation, amortization and impairment of tangible and intangible assets and goodwill	1,857	3,895	1,981	3,827	10,840

(1)	During 2006, the Company adopted SFAS 123R. See accompanying footnotes to the financial statements.
(2)	Does not include restricted cash of €1.5 million, €1.6 million, €2.3 million, €2.5 million and € 3.0 million at December 31, 2006, 2005, 2004, 2003 and 2002, respectively.
(3)	Does not include obligations under compensation arrangements.

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

	U.S. dollars for one euro
Year	High	Low	Period Average(1)	Period End
2006	1.3327	1.1860	1.2661	1.3197
2005	1.3476	1.1667	1.2401	1.1842
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for the periods indicated are set forth below:

	U.S. dollars for one euro
Month	High	Low
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007	1.3374	1.3094
April 2007	1.3660	1.3363
May 2007	1.3616	1.3419

The Noon Buying Rate for the euro on June 15, 2007, was quoted by the Federal Reserve Bank of New York at 1.3365 dollars for one euro.

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

Risks Related to Our Business

We are substantially dependent on the success of our lead product candidate, satraplatin. If we do not receive regulatory approval in a timely manner, or at all, our stock price will likely be adversely impacted and you could lose all or a substantial portion of your investment.

We have expended significant time, money and effort developing satraplatin, which is our most advanced product candidate to date. Before we or our partners can market and sell satraplatin, we will need to obtain necessary approvals from the Food and Drug Administration, or FDA, in the United States, the European Medicines Agency, or EMEA, in Europe and similar regulatory agencies elsewhere. On April 16, 2007, the FDA accepted for filing our New Drug Application, or NDA, submitted on February 15, 2007, for satraplatin for patients with hormone-refractory prostate cancer, or HRPC, whose prior chemotherapy has failed and granted the NDA priority review status, which sets the target date for FDA action in August 2007. The FDA informed us that the application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval. For Europe, our partner Pharmion has indicated it expects to complete the Marketing Authorization Application, or MAA, for satraplatin in the second quarter of 2007. However, the timing and ultimate outcome of the review of the regulatory review remains uncertain and we cannot provide any assurances that satraplatin will be approved in the relevant indication within the expected timeframes, or at all. Among the factors that may impact the timing and ultimate outcome of regulatory review(s) are the following:

•	The FDA has informed us that the NDA for satraplatin will be reviewed by the Oncologic Drugs Advisory Committee, or ODAC, on July 24, 2007. In this advisory committee review process, the FDA obtains advice from outside experts regarding scientific issues and/or marketing applications under FDA review. The ODAC will report to the FDA and make recommendations and we expect the report of the ODAC to the FDA on satraplatin to be an important element in the FDA’s review of our NDA. We may not obtain approval of our NDA for satraplatin from the FDA because the ODAC advises against it. On the other hand, views of the ODAC may differ from those of the FDA and even in case of a positive outcome of the ODAC review process we cannot guarantee that our NDA will be approved by the FDA.

•	In the accelerated approval process, the FDA will review the progression-free survival, or PFS, data from our Phase 3 registrational trial, called SPARC, in considering whether to grant such an approval. Even though, the statistical threshold for significance was met for the primary (PFS) and secondary (time to pain progression) endpoints at the time of the NDA submission, the FDA may not grant an accelerated approval, for example, if it concludes that the data do not demonstrate that satraplatin provides a meaningful therapeutic benefit to patients over existing treatments or that the data are otherwise inadequate to support the granting of an accelerated approval due to weaknesses, inconsistencies or differences in the data with respect to data subsets or subpopulations in the treatment group.

•	In connection with the MAA to be filed with the EMEA by our partner Pharmion, the EMEA has informed Pharmion that it would accept the final analysis of PFS as a basis for the submission for satraplatin but that the submission must include available overall survival data from the SPARC trial. Even though based on an interim review of then- available overall survival data, an independent data monitoring board, or DMB concluded in June 2006 that we should continue the SPARC trial as planned, we remain blinded to the data and cannot assure you that the overall survival data reviewed by the EMEA will not show a negative impact on survival, show a survival benefit in favor of satraplatin or that the EMEA will accept the overall data as support for marketing approval for satraplatin in Europe. We currently anticipate that the analysis of final overall survival data will be available in the fall of 2007, but we cannot assure you that the actual date may not be significantly earlier or later than anticipated.

•	Even if satraplatin is approved by the FDA on an accelerated basis it may be subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials. To obtain full approval from the FDA, we expect that we will need to submit final overall survival data to the agency for review or demonstrate that patients in the satraplatin arm of the trial derived a clear clinical benefit (such as delay in time to progression of pain) relative to the control arm. If the final overall survival data from the SPARC trial are not sufficient to obtain full approval, we may have to conduct additional studies to show the necessary clear clinical benefit which could cause delays in obtaining full approval and result in additional costs. Moreover, even if satraplatin receives accelerated approval, there is no guarantee that the FDA will grant us full approval and our accelerated approval may ultimately be withdrawn.

In case of any delay, the overall costs of the program will increase and the time at which we can introduce the drug into the marketplace and begin to generate product revenues will also be delayed. Also, if regulatory approval is significantly delayed, competing therapies could be developed, which could decrease the market potential for satraplatin.

Our other product candidates are in earlier stages of development. We may not successfully develop these product candidates. Even if their further development is successful, it will take several more years before we can file for regulatory approval of these product candidates. Therefore, if the NDA relating to satraplatin is not approved, accelerated approval is later withdrawn or the approval is significantly delayed, it is less likely that we will achieve profitability, our business prospects will be seriously limited, and you could lose all or part of your investment.

Even if we should receive regulatory approval for satraplatin, our commercial launch of satraplatin may be delayed or not be successful at all and we may not ultimately succeed in commercializing satraplatin.

We have limited experience in selling, marketing or distributing products and even if we receive regulatory approval to commence commercial sales of satraplatin, we cannot guarantee that we will be able to successfully launch satraplatin in a timely manner or without a partner. Whereas the majority of the positions in our newly established sales and marketing organization are now filled, they may not successfully integrate at GPC Biotech and we may not be able to complete the build-up of our organization by filling the remaining positions. We also will have to further expand the organization by recruiting additional qualified personnel and effectively manage it as well as provide the appropriate infrastructure, especially in the form of technical expertise, distribution capability and technical infrastructure, but we may not succeed in doing so. Managing our growing organization may also strain our existing managerial, operational, financial and other resources. We can also not guarantee that the marketing strategy we have developed for satraplatin will be successful. If our marketing organization fails to operate successfully, we may have to engage one or more collaboration partners, such as a pharmaceutical or other healthcare company with an existing distribution network and direct sales and marketing organization such as the relationship we have established with Pharmion for Europe and certain other territories. In this case, we cannot assure you that we will be able to enter into such collaborative arrangements on terms favorable to us, which could adversely affect our ability to generate revenues from the sale of satraplatin.

If we receive accelerated approval, we will also be subject to post-marketing compliance requirements by the FDA, including the completion of Phase 4 or post-approval clinical trials. The FDA must also review and approve our promotional materials for satraplatin and if we do not complete the process in a timely manner, it could cause delays in our marketing of satraplatin.

In addition, as stated above, we are expecting the analysis of final overall survival data in the fall of 2007 and cannot assure you that such data will show a survival benefit in favor of the satraplatin arm over the control arm. Even if we have received accelerated approval, our ability to successfully market satraplatin may in part depend on the outcome of the overall survival analysis.

We are currently engaged in an arbitration proceeding with Spectrum Pharmaceuticals a negative outcome of which could hurt our business and financial situation.

We are currently engaged in an arbitration proceeding with Spectrum Pharmaceuticals relating to a dispute between the companies under the co-development and license agreement for satraplatin, described below under Item 8. In the arbitration, Spectrum has made several claims of breach of contract, including an assertion that it is entitled to a payment from GPC Biotech of approximately €9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005; a claim that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan; and a claim that GPC Biotech has not negotiated with Spectrum in good faith regarding the co-promotion of satraplatin in the United States. Spectrum is also seeking a declaration that GPC Biotech’s alleged breaches of contract provide a basis for termination of the co-development and license agreement. Even though we believe that Spectrum’s claims have no merit and that, therefore, the prospect of an unfavorable outcome of this arbitration is unlikely; we cannot assure you that the arbitration panel will decide in our favor. An adverse ruling with respect to any of Spectrum’s claims could have a negative impact on our business and financial situation, which would be severe, if Spectrum is granted the right to terminate the license. In addition, we cannot accurately predict when the arbitration proceeding will be completed and the ongoing proceeding could hamper our efforts to develop and commercialize satraplatin, our business development activities and our ability to obtain additional financing.

The development and commercialization of our lead product candidate, satraplatin, partially depends on the efforts of a third party and, therefore, we do not fully control its success and commercial viability in all territories around the world.

In December 2005, we entered into a co-development and license agreement for satraplatin with Pharmion GmbH, a wholly-owned subsidiary of Pharmion Corporation. Under the terms of the agreement, Pharmion has exclusive commercialization rights (including the right to develop, market and distribute) for satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand and will lead regulatory and commercial activities relating to the promotion and sale of satraplatin in those territories. We have also formed a joint development committee with Pharmion to coordinate, evaluate and expedite global development activities for satraplatin in a variety of tumor types. Pharmion has announced that they plan to file for marketing approval of satraplatin in Europe in the second quarter of 2007 but we cannot assure you that this filing or Pharmion’s other development and/or commercial activities for satraplatin in its territories will be timely or ultimately successful. Our success with respect to the commercialization of satraplatin in Pharmion’s territories depends largely and its development for other tumor types depends partially on Pharmion’s efforts, over which we have limited control. If Pharmion is not successful or does not adequately fulfill its obligations, our business may be adversely affected.

The primary patents covering satraplatin in the United States will expire in 2008 and 2010, and in 2009 in most other countries. If we and the owner of the patent are unable to extend the protection of these patents beyond such dates, we may be subject to competition from third parties with products with the same active pharmaceutical ingredients as satraplatin.

Even if our product candidates and technologies are covered by valid and enforceable patents, the patents will provide protection only for a limited amount of time. For example, the primary patents covering the active pharmaceutical ingredient and anticancer use of satraplatin will expire in 2008 and 2010 in the United States, respectively, and in 2009 in most other countries. Thereafter, we will have no direct means to prevent third parties from making, selling, using or importing satraplatin in the United States, Europe or Japan. Instead, we and Johnson Matthey Plc. as the owner of the primary patents, expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and comparable foreign legislation, to seek additional product exclusivity for satraplatin. While we believe that satraplatin will meet the Hatch-Waxman criteria for patent extension, delays in obtaining regulatory approval may jeopardize our ability to obtain a timely patent extension or a patent extension may ultimately not be granted. The terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended to our disadvantage. If we do not qualify or timely apply for such patent extension for satraplatin, the competition we will face upon expiration of the primary patents would increase significantly, reducing our potential revenues and harming our ability to achieve profitability.

In addition, we have to rely on the owner of the patent to make the formal applications for the extension covering satraplatin. Whereas they are under an obligation to maximize patent protection for satraplatin and we will provide any support needed for the application, our possibilities to enforce timely and appropriate actions by the owner of the patent are limited.

Under the provisions of applicable law, including the Hatch-Waxman Act, we and/or the owner of the patent may also have to defend one or more of our patents, if challenged. Although we are currently not involved in any litigation concerning our intellectual property related to satraplatin and we are not currently aware of any threats or challenges with respect to our product candidates, the risk of a challenge increases as our product candidates progress toward commercialization. Information about the patents covering drug products in the United States is published by the FDA in a publicly available database, Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. A competitor (usually a generic drug company) seeking to market a proposed competing or generic version of our drug products in the United States may notify us and/or the owner of the patent that its competing drug product would not infringe one or more patents listed in the Orange Book covering our product, or may challenge the validity or enforceability of one or more of our listed patents covering our product. Once so notified, the owner of the patent has 45 days in which to file a lawsuit claiming patent infringement based on the competitor’s assertion about the characteristics of its proposed product. If a lawsuit is filed within 45 days, the FDA is required to delay, or stay, final approval of the competing product for up to thirty months. If a court determines that the patent would be infringed by the product proposed in the competitor’s drug application, the FDA will not approve the application until the patent expires. If, however, the court decides that the patent would not be infringed, is invalid or is unenforceable, the FDA may approve the competitor’s drug application when that decision occurs. The FDA may approve the application at the thirty-month date, even if the litigation is ongoing. If litigation is pending and the FDA approves the application at the end of the thirty-month period, the competitor may launch a competing product. Under the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003, we are limited to only a single thirty-month stay per competing or generic drug application.

We have a history of losses and our future profitability is uncertain.

We have incurred losses in each year since our inception in 1997 because our research and development and general and administrative expenses exceeded our revenues. Our net loss for the years ended December 31, 2006, 2005 and 2004 was € 64.0 million, € 62.2 million and € 39.9 million, respectively. As of December 31, 2006, we had an accumulated deficit of € 293.5 million.

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

If we do not receive regulatory approval for satraplatin, or if satraplatin does not achieve market acceptance even if approved, we will not become profitable in the foreseeable future. Furthermore, if our other product candidates do not advance to clinical trials or fail in clinical trials, we may not be able to achieve or maintain profitability. If we fail to become or remain profitable, or if we are unable to fund our continuing expenses, we may be unable to continue our research and development programs, and you could lose all or part of your investment.

We currently depend on our collaboration with Pharmion for a significant portion of our revenues. If this collaboration terminates early or Pharmion does not meet all or a significant portion of its obligations, it would materially impact our revenues and harm our business.

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

We believe our cash, cash equivalents, marketable securities, and short-term investments on hand, interest earned on our investments as well as potential product sales from satraplatin and future payments we expect to receive from our collaboration with Pharmion and potential other partners in territories such as Japan are sufficient to fund our anticipated operating requirements for at least the next 12 months from the date of this annual report. However, we may need to raise additional funds in the future. Our ability to raise additional funds will depend on financial, economic, market conditions and other factors, many of which are beyond our control. If necessary funds are not available to us on satisfactory terms, or at all, we may have to reduce expenditures for research and development and clinical trials, which could delay, reduce or eliminate our drug discovery, development and commercialization activities. Any delay in our development activities could delay our ability to commercialize a product.

If our competitors develop and market products that are more effective, safer or more affordable than ours, or obtain marketing approval before we do, our commercial opportunities will be more limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase, particularly in the area of cancer treatment. Our competitors include other biotechnology companies, pharmaceutical companies, as well as academic institutions and other research institutions engaged in the discovery and development of anticancer drugs and therapies. Many of our competitors have significantly greater research and development capabilities, greater experience in obtaining regulatory approvals, manufacturing and marketing, or greater financial and management resources than we have. Our competitors may succeed in developing products that are more effective, safer or more affordable than the ones we have under development or that render our product candidates or technologies noncompetitive or obsolete. Moreover, competitors that are able to achieve patent protection obtain regulatory approvals and commence commercial sales of their products before we do, and competitors that have already done so, may enjoy a significant competitive advantage.

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

In addition to the drugs currently approved for use in prostate cancer, a number of drugs are in clinical testing for this disease. These include: Asentar (Novacea Inc.), AS-104 (Antisoma plc.), Avastin™ (Genentech, Inc.), CB7630 (abiraterone acetate) (Cougar Biotechnology, Inc.), GVAX (Cell Genesys, Inc.), Nexavar® (Onyx Pharmaceuticals, Inc./Bayer Pharmaceuticals Corporation), Provenge® (Dendreon Corporation) and XRP6258 (Sanofi-Aventis).

There are currently three marketed platinum-based drugs in the United States and in Europe. These are cisplatin, carboplatin and Eloxatin® (oxaliplatin). All three agents are administered intravenously and are not approved for the treatment of prostate cancer. In addition to these, there are other platinum-based compounds approved and/or marketed in Asian markets such as lobaplatin

(China), nedaplatin (Japan) and eptaplatin (South Korea). These drugs are not approved, however, for the treatment of prostate cancer and are not approved for any use in the U.S. or Europe. All three of these are also administered intravenously.

Another platinum-based drug, which is not currently on the market, is Picoplatin (Poniard Pharmaceuticals, Inc.). Picoplatin is administered intravenously. A Phase 3 Trial of picoplatin is currently underway in patients with small cell lung cancer whose disease has progressed within six months of completing treatment with first-line platinum-containing chemotherapy (cisplatin or carboplatin). The primary efficacy endpoint is overall survival. If picoplatin does show efficacy in the clinic against disease that is resistant/refractory to cisplatin or carboplatin and if it is eventually approved for marketing, it could be a significant competitor to satraplatin. Poniard also is conducting a Phase 1/2 study evaluating picoplatin in combination with Taxotere as front-line therapy in the treatment of patients with metastatic hormone-refractory prostate cancer who are newly diagnosed and have not received previous chemotherapy. A Phase 1/2 trial is also under way to evaluate picoplatin in the front-line treatment of patients with advanced colorectal cancer. In addition, a Phase 1 trial is underway evaluating an oral formulation of picoplatin compared to the IV formulation.

If 1D09C3, our monoclonal antibody, is approved and commercialized, it will face significant competition. Currently marketed antibodies for the treatment of non-Hodgkin’s lymphoma are Rituxan® (Biogen Idec, Inc./Genentech, Inc./Roche Holdings AG), Zevalin® (Biogen Idec, Inc./Schering AG), and Bexxar® (GlaxoSmithKline plc.). Campath® (Berlex Laboratories) is approved for chronic lymphocytic leukemia. In addition, there are a number of other antibodies and other drugs in development for the treatment of these diseases.

1D09C3 could also be developed for the treatment of other leukemias and melanoma. There is, and will continue to be, significant competition in these markets from both large molecule drugs (antibodies and other therapeutic proteins) and small molecule drugs.

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

Currency fluctuations may expose us to increased costs or revenue decreases.

Our business is affected by fluctuations in foreign exchange rates between the U.S. dollar and the euro. A significant portion of our revenues are denominated in U.S. dollars but are reported in euro. Similarly, on a going forward basis we expect the majority of our expenses to be denominated in U.S. dollars. Therefore currency fluctuations could cause our revenues to decline or our costs to increase. In addition, the majority of our cash and cash equivalents are denominated in euro.

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

The members of the Management Board and of the management team identified in Item 6 entitled “Directors, Senior Management and Employees” comprise our key employees. The members of our Management Board have service agreements for a term of four years each, except for Dr. Seizinger who has a service agreement for a term of five years. Germany-based members of the management team have standard German employment contracts of indefinite duration subject to termination in accordance with applicable law and upon reaching the age of 65. In the United States, only Gregory Hamm and Torsten Hombeck have employment contracts; the employment relationships of all other US-based members of our management team are terminable at will.

We expect to further expand our research, clinical development, and sales and marketing capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

As our research and development programs continue to advance and we proceed with the building of a commercial infrastructure for satraplatin, we expect that the number of our employees and the scope of our operations will grow. Our operations may also expand as the result of mergers and acquisitions. To manage our anticipated future growth, we must continue to improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because we are a relatively small company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations, especially in connection with the integration and further expansion of a sales and marketing force, could increase our costs significantly and may divert our management and business development resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage future growth effectively.

We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We hold licenses granted by Spectrum Pharmaceuticals, Inc. for satraplatin, and by MorphoSys AG for our antibody product candidate, 1D09C3, and by other parties related to certain of our pre-clinical research projects. In addition, because the field of antibody therapeutics is characterized by a large amount of intellectual property, we also have a number of other licenses in addition to our license from MorphoSys related to the discovery or the production and commercialization of 1D09C3. We also hold licenses to third party patents important for our research technologies. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug candidates. (See also the risk described above in this Item under “We are currently engaged in an arbitration proceeding with Spectrum Pharmaceuticals a negative outcome of which could hurt our business and financial situation.”) Our ownership of patents relating to some or all of our products will not reduce our reliance on these and other third party patents.

Our agreement with Spectrum Pharmaceuticals is a sublicense under a license agreement between Spectrum Pharmaceuticals and Johnson Matthey. We must therefore rely on Spectrum Pharmaceuticals to enforce its rights and Johnson Matthey’s obligations under their license agreement. If Spectrum Pharmaceuticals were to become insolvent or go into receivership, we would have limited access to assets related to satraplatin and limited ability to enforce directly any of Spectrum Pharmaceuticals’ rights or Johnson Matthey’s obligations under such agreement. As a result, our development and commercialization of satraplatin could be significantly delayed or prevented.

When we license intellectual property from third parties, those parties generally retain most or all of the obligations to maintain, extend as well as the rights to assert, prosecute and defend that intellectual property. We generally have no rights to require our licensors to apply for new patents, except to the extent that we actually assist in the creation or development of patentable intellectual property. With respect to intellectual property that we license, we are generally also subject to all of the same risks with respect to its protection as we are for intellectual property that we own, which are described below.

We rely on third parties to supply the active pharmaceutical ingredients in our product candidates. If they do not supply materials of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We depend and will depend on supply, quality and other agreements for compounds that are essential for the development and commercialization of our product candidates, including satraplatin. Our supply of the active ingredient for satraplatin, the monoclonal antibody and other product candidates may become limited, be interrupted or become restricted in certain geographic regions, and our suppliers may not perform their contractual obligations, for reasons including a shortage of raw materials or adverse regulatory actions. In this event, if we have not yet completed negotiations with alternate suppliers, we may not be able to obtain materials of acceptable quality from other manufacturers, or at prices, on terms or in quantities acceptable to us or in a timeframe consistent with project plans. Any inability to obtain alternate suppliers, including an inability to obtain approval of an alternate supplier from the FDA and other regulatory agencies, would delay or prevent the clinical development and commercialization of satraplatin, the monoclonal antibody and our other product candidates.

In 2005, we entered into an exclusive commercial supply agreement with Johnson Matthey for additional supplies of the active pharmaceutical ingredient (API) for satraplatin for future clinical trials,

as well as for commercial amounts of satraplatin. Johnson Matthey has been our sole supplier of satraplatin to date and has also been selected as our back-up supplier, using different facilities to minimize disruption risks. If supply from Johnson Matthey were to be interrupted or our relationship with them were to terminate, we could face delays with respect to our ongoing clinical trials and potential future sales of satraplatin. We estimate that replacing Johnson Matthey with an alternative supplier could take up to one year.

In March of 2007, we entered into a development and supply agreement with a third party provider for the supply of 1D09C3, our monoclonal antibody product candidate, for development and commercial purposes as a first and back-up supplier (using different facilities). If we progress in our development efforts with respect to the antibody, we estimate that replacing this provider with an alternative supplier after launch could take up to two years and therefore could delay our development and commercialization efforts with respect to this product candidate.

We rely on third parties to manufacture the finished form of our product candidates. If they do not manufacture our product candidates in finished form of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We do not currently own or operate manufacturing, distribution, warehousing or finishing facilities and rely and expect to continue to rely on third parties for the production of clinical and commercial quantities of the finished form of our product candidates. To date, our product candidates have been manufactured at the scale required for preclinical studies or clinical trials. If satraplatin or any of our other product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to have it manufactured in commercial quantities. We have selected a commercial vendor for satraplatin finished product and have manufactured the supplies necessary for a commercial launch of satraplatin. We are also currently negotiating a contract with a vendor for the packaging and labeling of satraplatin for commercial sale. At the present time, we have a single supply manufacturer for 1D09C3; other potential manufacturers have been identified, but have not been evaluated. Our current and anticipated future dependence upon others for the manufacture of the finished form of our product candidates may adversely affect our ability to develop and commercialize any product candidates on a timely and competitive basis. We may also not be able to maintain or renew our existing manufacturing arrangements on acceptable terms, if at all.

We rely on third parties to conduct clinical trials and assist with preclinical activities. If they do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials for satraplatin and our other product candidates. In the event that our contract research organizations were to terminate their agreements with us and, as a result, we needed to transfer responsibilities to a new contract research organization, we believe we could engage one or more new contract research organizations with sufficient qualifications and international capabilities. Any of the foregoing events could, however, cause significant delays, disruptions and cost increases in our trials.

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

Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce reimbursement or utilization under government insurance programs, may result in lower prices for any drug products we may eventually sell or limited coverage for or exclusion of our drug products from such reimbursement programs. Generally, under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Medicare reimbursement for physician-administered drugs and oral chemotherapy drugs was set at 106% of the drug’s average sales price, which constituted a reduction in reimbursement for most such products. The Deficit Reduction Act of 2005 mandated revisions in the methodologies for calculating the prices that are the basis for determining Medicaid rebates and may affect the reimbursement paid to pharmacies by State Medicaid programs for such drugs. The Centers for Medicare and Medicaid Services (CMS) is required to publish a final regulation implementing these changes by July 1, 2007. In addition, the United States Congress continues to consider measures that could potentially reduce federal reimbursement for prescription drugs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could adversely affect our potential product revenues and our ability to achieve profitability.

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

•	the inventors of our patents, or those we co-own or license were the first to make the inventions, or the first to file patent applications covering the intellectual property important for our business;

•	the applicants of our patents obtained the appropriate rights, including that of ownership, from the inventors of such patents;

•	we will develop, co-develop, acquire or license additional technologies or product candidates that are patentable;

•	the scope of any patent protection we, the co-owners of our intellectual property rights or our licensors receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors will provide protection for commercially viable products, or be held valid if subsequently challenged;

•	our licensors effectively prosecute, maintain, defend, extend and enforce the patents and patent applications we have licensed;

•	patent authorities will grant patents to our competitors or others that restrict our business based on applications they have filed or may file;

•	we will be able to detect, or, if detected, defend in an effective manner against infringement of any patent we, the co-owners of our intellectual property rights or our licensors receive;

•	others claim rights in, or ownership of, the patents and other proprietary rights that we hold or license;

•	any patent that we, the co-owners of our intellectual property rights or our licensors receive will be eligible under, and benefit from, any laws or regulations governing patent term extension;

•	the patents of others have an adverse effect on our business; or

•	others have developed or will develop similar technologies, product candidates, products or processes, duplicate any of those, or design around any patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors, particularly in relation to satraplatin and 1D09C3.

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

While our product candidates are in clinical trials, and prior to commercialization, we believe our activities in the U.S. fall within the scope of the exemptions from patent infringement provided by 35 U.S.C. Section 271(e)(1) in the United States, which covers activities related to developing information for submission to the FDA. As our product candidates progress toward commercialization, the possibility of an infringement claim against us increases. Analogous provisions may not exist or may not exempt from patent infringement those clinical trials we conduct in other countries.

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

The market price of our ordinary shares and our ADSs historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, during the period from January 1, 2006 to December 31, 2006, the price per share of our ordinary shares on XETRA ranged from €10.27 to €19.30. During the period from January 1, 2006 to December 31, 2006, the price per ADS on the Nasdaq National Market, or Nasdaq, ranged from $12.95 to $25.50. We may experience a material decline in the market price of our shares or ADSs, regardless of our operating performance.

Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

•	FDA or other regulatory actions, especially in connection with our NDA filing for satraplatin;

•	adverse results or delays in our clinical trial programs failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	departures of key personnel;

•	changes in third party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

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

As of December 31, 2006, members of our Supervisory Board and Management Board together held approximately 1.7% of our outstanding shares. Subject to company policies and applicable law, we and members of our Supervisory Board and our Management Board are free to issue, offer, sell or otherwise dispose of shares.

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

We currently believe that we will not be treated as a PFIC for the taxable year ended December 31, 2006. The determination of whether we are a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our share price. Therefore, it is possible that we could be classified as a PFIC for any particular year.

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

Our principal executive offices are located at Fraunhoferstrasse 20, D-82152 Planegg (Martinsried)/Munich, Germany and our telephone number is 011 49 89 8565 2600. Our corporate website is located at www.gpc-biotech.com. Our authorized representative in the United States is Brent Hatzis-Schoch, Vice President & General Counsel, and our agent for service in the United States is our U.S. subsidiary, GPC Biotech Inc., located at 610 Lincoln Street, Waltham, MA 02451. Our ordinary shares are traded on the Frankfurt Stock Exchange under the symbol “GPC” and our ADSs are traded on Nasdaq under the symbol “GPCB”. We focus our efforts on oncology drug discovery, development and (subject to approval for marketing of our first product candidate, satraplatin), marketing and sales.

In May 2007, we announced the closing of our facility in Waltham, Massachusetts and a staff reduction involving approximately 16% of our total workforce. Affected employees are eligible for severance packages that include severance pay, continuation of benefits and outplacement services. The drug discovery programs currently being managed in Waltham will be moved to Munich. We are continuing to build our clinical development and commercialization groups based in Princeton, New Jersey.

Capital Expenditures

The following table sets forth our capital expenditures, including purchases under capital lease obligations in fiscal years 2006, 2005 and 2004 (in thousand €)

	Fiscal Year ended December 31,
	2006	2005	2004
Property, equipment and licenses	1,878	4,549	1,071

Total	1,878	4,549	1,071

We finance our current capital expenditures out of our cash resources. Of our total capital expenditures in fiscal years 2006, 2005 and 2004, 50.0%, 17.2%, and 29.0%, respectively, were invested in the United States.

Business Overview

GPC Biotech is a biopharmaceutical company seeking to discover, develop and commercialize new drugs to treat cancer. We have drug candidates in different stages of development. Our drug pipeline is composed of drug candidates developed by our internal research teams as well as drug candidates that were licensed from other parties. We currently have no revenues from the sale of products.

Our lead product candidate is satraplatin, a platinum-based compound intended for use as a chemotherapy treatment. Platinum-based drugs have been clinically proven to be one of the most effective classes of anticancer therapies and are used to treat a wide range of cancers. All currently marketed platinum-based drugs are administered intravenously; satraplatin is given in capsules that patients can take at home. The SPARC trial is evaluating satraplatin plus prednisone versus placebo plus prednisone in 950 patients with hormone-refractory prostate cancer whose prior chemotherapy has failed. In September 2006 we announced positive topline results from the SPARC trial and data from the trial on progression-free survival and on safety have been presented at recent medical conferences. In accordance with the recommendation of the independent DMB for the SPARC trial, patients who have not progressed continue to be treated and all patients will be followed for overall survival.

On April 16, 2007, the FDA accepted for filing our NDA for satraplatin submitted on February 15, 2007 for patients with HRPC whose prior chemotherapy has failed. The FDA has also granted the NDA priority review status. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission. The FDA informed us that the application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval. The FDA has also informed is that the NDA will be reviewed by ODAC on July 24, 2007. Advisory committees provide the FDA with independent advice from outside experts on issues related to human drugs and other regulated areas. Although the committees provide advice to the agency, final decisions are made by the FDA. For Europe, our partner Pharmion has announced that they expect to submit the MAA for satraplatin in the second quarter of 2007.

Based on clinical data from the SPARC trial and earlier clinical trials, we believe that satraplatin may have application in a number of cancers. Additional clinical trials exploring satraplatin in various tumor types and as a combination therapy with other cancer treatments are underway or planned.

We also launched the Satraplatin Expanded Rapid Access protocol, or SPERA, in the U.S. in February 2007. Expanded access programs are intended to give patients access to investigational drugs to treat serious or life-threatening diseases or conditions for which there are no adequate therapies available. Under the SPERA protocol, satraplatin will be provided to hormone-refractory prostate cancer patients whose prior chemotherapy has failed free of charge until satraplatin is cleared for marketing in the U.S.

In December 2005, we signed a major co-development and license agreement with Pharmion for satraplatin. Under this collaboration, Pharmion gained exclusive commercialization rights to satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand. We retain our current rights to the U.S., as well as other key non-European markets, including Japan.

Our second most advanced product candidate is 1D09C3, a monoclonal antibody that is in Phase 1 clinical testing and is intended for the treatment of selected leukemias and lymphomas, including non-Hodgkin’s lymphoma. A monoclonal antibody is an immune system related protein that binds preferentially to one type of foreign substance, potentially stimulating a biological response. We initiated clinical testing for 1D09C3 early in 2005. The aim of this program is to assess the safety of this drug and to recommend a dose for Phase 2 clinical trials. Furthermore, we have several distinct research programs to discover and develop new anticancer drug candidates, with a focus on kinase inhibitors.

In past years, we have funded our operations primarily through the issuance of equity securities, payments received under our agreements with other pharmaceutical companies, interest earned on investments and other sources of funding. We expect to continue to fund our operations over the next several years primarily through our cash, cash equivalents, marketable securities and short-term investments on hand, interest earned on our investments as well as potential product sales from satraplatin and future payments we expect to receive from our collaboration with Pharmion and potential other partners in territories such as Japan in addition to potential future sales of equity and debt securities.

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

Our goals are to discover, develop and commercialize new anticancer drugs. We are pursuing these goals through the following strategies:

•	Enhance the commercial value of satraplatin to us. We believe that we have the internal expertise and the financial resources to conduct our initiated and additional planned clinical trials for satraplatin. We have partnered with a pharmaceutical firm with development, marketing and sales expertise in Europe and certain other territories. We believe this partnership will help us to maximize the value of satraplatin to us in these key markets. Additionally, this partner will assist us in funding satraplatin’s development. For the U.S., our goal is to take the lead in marketing and sales for satraplatin and we have substantially completed the establishment of an internal sales and marketing organization. We do, however, continue to hold open the possibility of entering into a co-promotion, profit-sharing or other form of strategic alliance for the U.S. market with a pharmaceutical or biotechnology firm to maximize the commercial potential of satraplatin. We are also currently in negotiation for a strategic alliance in Japan. For other key markets, we expect to enter into (an) additional strategic alliance(s).

Clinical trials with satraplatin conducted by others have demonstrated activity in prostate cancer, as well as in other cancers, such as ovarian cancer and lung cancer, and have also demonstrated effects when combined with other chemotherapy drugs or when combined with radiation therapy. As part of our satraplatin development program, we have initiated a number of studies with satraplatin in addition to the SPARC registrational trial.

•	Build a strong portfolio of oncology drugs. We are using our internal research expertise to help us identify promising new drug discovery projects and to initiate new drug discovery programs. We have further enhanced our internal discovery capabilities through the acquisition of substantially all of the assets of Axxima Pharmaceuticals and the related hiring of certain Axxima employees. To support our internal research efforts, we seek to leverage our external network of experts in the oncology field to identify and evaluate in-licensing opportunities. This strategy has already proven successful in the in-licensing of satraplatin, and we continue to evaluate opportunities on an ongoing basis. Additionally, to diversify the inherent risk associated with the development of anticancer drugs, we work on a variety of anticancer drug candidates. For example, we seek to diversify our risk profile by developing product candidates that have known and validated mechanisms of action, such as satraplatin, as well as developing product candidates that have novel mechanisms of action.

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

Our Product Pipeline

Cancer is the second leading cause of death in the United States after cardiovascular disease. The American Cancer Society estimates that in 2007 there will be nearly 1,445,000 new cases of cancer diagnosed and nearly 564,000 deaths attributable to cancer in the United States. According to GLOBOCAN 2000, in the year 2000, there were a total of 1,296,000 new cases of cancer and 789,000 deaths attributable to cancer in the United Kingdom, Germany, France, Italy and Spain.

Many different approaches are used in treating cancer, including surgery, radiation therapy, drugs or a combination of these approaches. Drugs used to treat cancer include chemotherapeutics, antibodies, hormones and immune-based therapies. According to the MattsonJack CancerMetric database, over 1 million cancer patients were treated with anticancer drugs in 2003 in the United States. According to Reuters Business Insight estimates, the worldwide sales of anticancer drugs totaled over $14 billion in 2002 and are forecast to reach $20 billion in 2008.

The following table summarizes the development status of our product candidates and research programs:

Product Candidate	Indication	Development Status

Satraplatin	Second-line chemotherapy of HRPC	NDA under review

	Combination with Tarceva® in non-small cell lung cancer, or NSCLC	Phase 2

	Combination with Taxol® in NSCLC	Phase 2

	Combination with radiation therapy in NSCLC	Phase 1/2

	Combination with Taxotere® in advanced solid tumors	Phase 1

	Combination with Xeloda® in advanced solid tumors	Phase 1

	Combination with Xeloda plus radiation therapy in rectal cancer	Phase 1/2

	Combination with Gemzar® in advanced solid tumors	Phase 1

Monoclonal Antibody (1D09C3)	Relapsed/refractory B-cell lymphomas	Phase 1

Cell Cycle Inhibitors	Various cancers	Preclinical testing

Multiple Programs Focused on Novel Kinase Inhibitors and Apoptosis Inducers	Various cancers	Research

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

Market Opportunity.    Three platinum-based drugs are currently marketed in the United States and Europe: carboplatin, cisplatin and Eloxatin. These platinum-based drugs, which are administered intravenously, are used to treat more than 34 different cancers; in many cases regimens containing a platinum-based drug represent the current standard of care. Satraplatin is administered orally in the form of capsules. Satraplatin has been studied in a variety of adult cancers in clinical trials conducted by others. In randomized clinical trials, satraplatin has shown anticancer activity in HRPC and is the only platinum-based compound for which such clinical data have been generated. Our goal is to develop satraplatin not only for the treatment of prostate cancer, but also for other cancers that are known to respond to treatment with platinum-based drugs.

History and Prior Clinical Trials of Satraplatin.    Satraplatin was invented and synthesized by scientists at Johnson Matthey as part of a collaboration with Bristol-Myers Squibb to find new platinum-based chemotherapy drugs. Unlike any of the marketed platinum-based drugs, satraplatin showed anticancer activity when administered orally.

The most important of the clinical trials initiated during this period was a randomized Phase 3 trial comparing outcomes in a group of HRPC patients who received satraplatin plus prednisone to outcomes in another group that received prednisone alone. Bristol-Myers Squibb initiated this clinical trial in 1998 with the intention of enrolling 380 patients. The trial was conducted by the European Organization for the Research and Treatment of Cancer, or EORTC. In 1999, Bristol-Myers Squibb terminated its satraplatin program. At that time the EORTC had entered 50 patients into the trial. The EORTC investigators continued to treat these 50 patients until either their cancer progressed or they died. The EORTC investigators reported the results at the 2003 Annual Meeting of the American Society of Clinical Oncology and the results were published in the peer-reviewed medical journal Oncology in February 2005. The major finding from the trial was a significant prolongation of time during which patients lived without their cancer progressing (progression-free survival) in the group treated with satraplatin plus prednisone.

Prostate Cancer and Existing Treatment Regimens.    Prostate cancer is the most common cancer among men and the second leading cause of cancer deaths in men in the United States. Of the 766,860 new cases of cancer that are anticipated in American men in 2007, the American Cancer Society estimates that 218,890 of those cases will be men diagnosed with prostate cancer. Moreover, of the estimated 289,550 men in the United States who are expected to die of cancer in 2007, 27,050 of those men are expected to die of prostate cancer. Since the risk of prostate cancer increases with age, the aging of the overall population over the next several decades is expected to further increase the number of prostate cancer patients.

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

While most prostate cancer patients initially respond to hormone ablation therapy, the vast majority eventually relapse, becoming refractory to hormone treatment, typically after 24 to 30 months of treatment. According to the estimates of Datamonitor plc, approximately 70,000 men with prostate cancer in the United States were hormone refractory in 2002. For these HRPC patients, subsequent treatment involves a limited number of options, including chemotherapy. Important advancements have been made in recent years in treating HRPC. In particular, for the first time, clinical trials with Taxotere showed that chemotherapy can prolong the survival of patients with HRPC. Taxotere was approved in both the U.S. and Europe in 2004 as a chemotherapy treatment for HRPC.

The increasing use of chemotherapy in prostate cancer is creating a greater need for additional effective therapeutic options for HRPC patients, especially for second-line chemotherapy treatments because a cure is not expected in HRPC with currently approved first-line chemotherapy treatments, including Taxotere regimens. Satraplatin is currently under priority review with the FDA in the United States for HRPC patients whose prior chemotherapy has failed.

The SPARC Trial.    Shortly after we licensed satraplatin in 2002, we began discussions with the FDA that culminated in an official “End-of-Phase 2 Meeting” with the FDA in July 2003. The purposes of this meeting included assessing the safety of the drug in earlier trials, evaluating our Phase 3 registrational trial plan, and identifying any additional information that would be needed to support an NDA. Additionally, we requested a review of our Phase 3 registrational trial protocol under the FDA’s Special Protocol Assessment program. The combination of the “End-of-Phase 2 Meeting” and the Special Protocol Assessment provided us the opportunity to hold meaningful discussions with the FDA regarding our overall registrational approach. In September 2003, we initiated the SPARC trial. The SPARC trial is a multinational, multicenter, randomized, double-blind Phase 3 registrational trial to test satraplatin plus prednisone versus a placebo plus prednisone in patients with HRPC whose disease has progressed on first-line chemotherapy. “Randomized” means that patients are randomly assigned to receive the drug candidate or a placebo. To encourage participation, we have set the randomization ratio at 2:1 in favor of active treatment. “Double-blind” means that neither the physician nor the patient knows whether the patient has received the drug candidate or a placebo. “Progressed on first-line chemotherapy” means that a patient with HRPC has shown further advancement of their cancer while being treated with a regimen that includes a chemotherapy drug. The SPARC trial was designed to determine the efficacy and evaluate the safety of satraplatin plus prednisone in slowing the progression of cancer in this patient population. In December 2005, enrollment completed in the trial, with a total of 950 patients enrolled at approximately 170 clinical centers in sixteen countries on four continents. During the course of the SPARC trial an independent data monitoring board, or DMB, established in accordance with guidelines provided by the FDA, meets periodically to review the results of the trial and evaluate the safety and/or efficacy of satraplatin in the trial population. The DMB makes recommendations to us regarding the continuation, modification or discontinuation of the trial based on its review of safety and efficacy data. Throughout the trial, the DMB has held meetings focused on a review of safety data from the trial. After each of these meetings, the DMB reported that the design and conduct of the trial remained sound and recommended that the trial continue as planned. In April 2006, the DMB held its planned meeting to review interim safety and efficacy data from the study. As expected, the DMB recommended that the trial should continue to completion. The DMB analyzed the efficacy data as assessed by the blinded independent progression review panel on the first 354 PFS events and also reviewed the safety data from the first 593 patients who had been randomized in the trial and had completed at least one cycle of treatment. After reviewing the data, the DMB reported that the design and conduct of the trial remained sound. In addition, the DMB determined that the SPARC trial had also passed the pre-defined futility analysis. Subsequent to this meeting, the DMB notified us that that it wished to conduct an expedited interim analysis of overall survival data from the SPARC trial, and we agreed to this request. This interim analysis of overall survival was conducted in June 2006. Following its meeting, the DMB recommended the trial continue as planned, per protocol and without changes. No safety concerns were raised by the DMB.

In September 2006, we announced positive topline results for the SPARC trial. Data from the SPARC trial was presented during the first half of 2007 at several major medical meetings. The study data show that satraplatin significantly reduces the risk of disease progression in these patients using the protocol-specified log-rank test. The hazard ratio of 0.6 (95% CI: 0.5-0.7, p<0.00001), which was first reported in September 2006, adjusted for nine pre-specified prognostic factors. Using a more conservative analysis, which adjusted only for the three pre-specified stratification factors, the hazard ratio is 0.67 (95% CI: 0.57-0.77, p=0.0000003). These hazard ratio numbers correspond to a reduction in relative risk of disease progression of 40% and 33%, respectively. All disease progression events were assessed by an independent expert review committee of medical oncologists and radiologists. Progression-free survival at the median (50th percentile) demonstrated a 14% improvement in patients who received satraplatin plus prednisone (11.1 weeks) compared to patients who received prednisone plus placebo (9.7 weeks). The improvement seen in PFS by patients treated with satraplatin increased over time. PFS at the 75th percentile showed an 81% improvement for patients in the satraplatin arm (34.6 weeks) versus patients in the placebo arm (19.1 weeks). At six months, 30% of patients in the satraplatin arm had not progressed, compared to 17% of patients in the control arm. At twelve months, 16% of patients who received satraplatin had not progressed, compared to 7% of patients in the control arm.

Disease progression in the SPARC trial was defined as the first occurrence of any of several types of progression, including radiologic tumor progression (RECIST for soft tissue lesions or two or more new lesions on a bone scan); skeletal-related events (including a bone fracture, bone surgery or initiation of bisphosphonates); symptomatic progression (pain, weight loss, worsening of performance status); or death from any cause. Approximately 37% of patients in the trial progressed by pain and approximately 36% progressed on radiologic evidence. The hazard ratio for PFS for the subset of patients with pain progression or death was 0.64 (95% CI: 0.51-0.79, p=0.0001), representing a 36% reduction in the relative risk of progression. The hazard ratio for PFS for the subset of patients with radiologic progression or death was 0.64 (95% CI: 0.51-0.81, p=0.0001), representing a 36% reduction in the relative risk of progression. The hazard ratio for PFS for the subset of patients who progressed in ways other than radiologic or pain progression was 0.86 (95% CI: 0.63-1.17, p > 0.05). The improvement in PFS in the satraplatin arm was not affected by the type of prior chemotherapy; importantly, the improvement was similar for patients who had received prior Taxotere, as well as those who received other types of chemotherapy treatments. Fifty-one % of patients in the trial were previously treated with Taxotere. The hazard ratio for PFS for patients in the SPARC trial who were previously treated with Taxotere was 0.67 (95% CI: 0.54-0.83; p=0.0006) and therefore numerically equivalent to the entire study population. The relative risk of disease progression favored satraplatin for all pre-specified patient subsets, including prior Taxotere use, geographies, and the presence or absence of pain. For each of the 20 subsets that have been presented, the reduction in relative risk of disease progression ranged from 26% to 46%, corresponding to hazard ratios between 0.74 and 0.54.

Data have also been presented related to pain. Patients with metastatic hormone-refractory prostate cancer frequently suffer from substantial pain associated with bone metastases. Data from the SPARC trial showed that the median time to pain progression was 66.1 weeks for the satraplatin arm compared with 22.3 weeks for the placebo arm. The hazard ratio was 0.64 (95% CI: 0.51-0.79, p<0.001), which translates into a 36% reduction in the relative risk of pain progression. These results were consistent across multiple pre-defined subsets of patients, including patients treated with prior

Taxotere. All pain progression events were assigned by a blinded independent review committee. Complementing the time to pain progression data, pain response rates were 24.2 % for the satraplatin plus prednisone arm (N=351) compared with 13.8 % for the placebo arm (N=181) (p=0.005). Pain response rates for patients treated with prior Taxotere were 25.7 % for the satraplatin arm compared with 13.1 % for control (p<0.015). Pain response was assessed by patients using a weekly present pain intensity (PPI) and analgesic score. The PPI score was defined according to the McGill-Melzack questionnaire with 0 = no pain, 1 = mild pain, 2 = discomforting pain, 3 = distressing pain, 4 = horrible pain and 5 = excruciating pain. The criteria for pain response are a greater than or equal to 2 point reduction in the patient’s weekly PPI score from baseline and maintenance of the two point reduction for at least five consecutive weeks in the setting of a stable or decreasing weekly analgesic score compared to baseline. Patients were evaluable for pain response if their baseline PPI score was greater than or equal to one and had completed four consecutive weekly assessments of PPI and analgesic scores during the study treatment.

Data from the SPARC trial also showed that the prostate specific antigen, or PSA, response rate for patients treated with satraplatin was significantly improved compared to the PSA response rate for those patients in the placebo arm. PSA response rates were 25.4 % for the satraplatin plus prednisone arm compared with 12.4 % for the placebo arm (p<0.001). PSA response was analyzed using the widely adopted Bubley criteria of a decrease of PSA level by greater than or equal to 50 % from baseline, with confirmation at least four weeks later. The median number of cycles of treatment that patients received while on study was four for the satraplatin group compared to two for the control group. Nearly 40% of patients treated with satraplatin received five or more cycles of treatment compared to approximately 20% of patients in the control arm. In accordance with the recommendation of the independent DMB for the SPARC trial, patients who have not progressed continue to be treated and all patients will be followed for overall survival. The interim analysis for overall survival conducted in June 2006 showed a trend, although not statistically significant, in favor of the satraplatin arm.

Safety findings in the SPARC trial were consistent with previous clinical studies involving satraplatin. Myelosuppression (decrease in the production of blood cells by the bone marrow) was the most common adverse reaction associated with satraplatin therapy. Twenty-one % of patients in the satraplatin arm experienced grade 3 or 4 thrombocytopenia; 14% had grade 3 or 4 leucopenia and 21% had grade 3 or 4 neutropenia. Gastrointestinal disorders were the most frequent non-hematological adverse events (occurring in 57.9% of the patients receiving satraplatin). Eight % of patients in the satraplatin arm experienced grade 3 or 4 gastrointestinal toxicities, including nausea (1.3%), vomiting (1.6%), diarrhea (2.1%) and constipation (2.1%). Additionally, 5% or less of patients in the satraplatin arm experienced grade 3 or 4 fatigue (1.7%), grade 3 or 4 infections (4.0%) and pulmonary/respiratory grade 3 or 4 toxicities (3.0%).

The FDA confirmed its agreement with us that successful completion of the SPARC trial will form the primary basis for an efficacy claim for our NDA for satraplatin. This agreement becomes part of the administrative record and may only be changed by mutual agreement of the parties or if the FDA identifies a substantial scientific issue relevant to safety or efficacy after the trial has begun. The FDA has also granted fast track designation to satraplatin as a second-line chemotherapy treatment for patients with HRPC. The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The fast track designation enabled us to file sections of the NDA on a rolling submission basis, submitting sections as they became available.

Status of Regulatory Review.    We completed the rolling submission of the NDA for satraplatin on February 15, 2007. In April 2007, the FDA accepted for filing our NDA for satraplatin for patients with HRPC whose prior chemotherapy has failed. The FDA has also granted the NDA priority review status. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission. The

FDA also informed us that the application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval. In addition, we were informed by the FDA that the NDA will be reviewed by ODAC on July 24, 2007. Advisory committees provide the FDA with independent advice from outside experts on issues related to human drugs and other regulated areas. Although the committees provide advice to the agency, final decisions are made by the FDA.

We also received a Scientific Advice Letter from the EMEA in 2004 relating to our Phase 3 clinical trial. Although the Scientific Advice Letter was not required for the initiation of a Phase 3 clinical trial in Europe, it was helpful because it allowed the EMEA to comment on our overall registrational approach before implementation. Our partner Pharmion now has primary responsibility for regulatory activities and filings for Europe and disclosed that it was advised by the EMEA in early 2006 that the EMEA would accept the final analysis of PFS as a basis for an MAA submission for satraplatin, but that the submission must also include available overall survival data from the SPARC trial.

Other Current Clinical Trials.    In addition to SPARC, we have a number of trials underway, evaluating satraplatin in combination with other anticancer treatments and in other cancer types beyond prostate cancer. Earlier clinical studies indicate that satraplatin has activity in several cancer types, and pre-clinical data support the combination of satraplatin with various other cancer therapies. Marketed platinum compounds are frequently combined with other established chemotherapies such as taxanes (e.g. Taxol and Taxotere), as well as with newer targeted therapies, to treat a wide variety of cancer types. During 2006, we initiated several new trials with satraplatin and a number of studies are now underway with this compound. We are focused on finding areas of development for satraplatin where its unique profile of activity and the added convenience and flexibility of oral administration may offer an improved treatment option and not simply replace another platinum compound. For example, since satraplatin is an oral compound that is given as capsules that patients can take at home, we are exploring combinations with other oral anticancer therapies. In 2006, two Phase 1 trials were opened evaluating satraplatin in combination with Xeloda in advanced solid tumors. Xeloda is an oral form of 5FU (5-Fluorouracil), a marketed chemotherapy treatment that is used to treat various cancers, including metastatic breast and colorectal cancers. We also opened a Phase 1/2 study evaluating satraplatin plus Xeloda in combination with radiation therapy in rectal cancer. Also in 2006, we initiated a Phase 2 study evaluating satraplatin in combination with another oral anticancer drug, Tarceva. The trial is evaluating this combination in elderly patients with advanced NSCLC.

Lung cancer is the most common cause of cancer death in the U.S. and Europe. More than 213,000 new cases are estimated for 2007 and over 160,000 are expected to die in the U.S. alone. Recent statistics in Europe estimated more than 375,000 cases annually and more than 345,000 deaths from the disease. Non-small cell lung cancer accounts for more than 80% of all lung cancer cases, and more than 50% of patients present with inoperable disease. Patients with localized disease are generally treated with surgery alone. Increasingly, though, patients are also being treated with chemotherapy after surgery. The standard of care for locally advanced, inoperable disease is a combination of chemotherapy and radiation therapy. The standard of care for advanced metastatic disease is chemotherapy. A platinum agent is almost always part of the treatment regimen, both for combined modality therapy (drugs combined with radiation therapy) and for the first-line treatment of metastatic disease.

Although a number of drugs are available for the treatment of NSCLC, many of the patients with this disease are not treated with conventional approved chemotherapies, generally because patients are older and not able to tolerate the available agents. There is therefore an important need to develop effective regimens that would be better tolerated by these patients. NSCLC can be divided into three broad categories: (1) localized, operable disease (cancer has not spread and can be removed surgically); (2) locally advanced, inoperable disease (cancer has spread within the lungs and cannot be removed surgically); and (3) advanced, metastatic disease (disease has spread to other parts of the body).

We are currently conducting three clinical trials with satraplatin for the treatment of advanced NSCLC. Carboplatin plus Taxol is widely used for the frontline treatment of metastatic NSCLC in the U.S. A Phase 2 trial is underway investigating the combination of satraplatin with Taxol for the first-line treatment of metastatic NSCLC. The satraplatin Phase 2 trial builds on a previously completed Phase 1 trial exploring this combination. The goal of this trial is to assess the activity of the combination of satraplatin plus Taxol for the treatment of patients with advanced non-small cell lung cancer. Preliminary data from this trial were published in the ASCO educational book in the spring of 2007. A randomized Phase 2 trial comparing satraplatin plus Tarceva to Tarceva alone for the first-line treatment of elderly patients with NSCLC opened in 2006. As mentioned earlier, standard first-line chemotherapy for patients with advanced NSCLC typically involves a combination regimen, frequently with a platinum-based therapy. However, for elderly patients or patients with a poor performance status, a single-agent chemotherapy may be recommended due to concerns about these patients’ ability to tolerate a combination regimen. We believe that satraplatin in combination with another oral drug such as Tarceva could, if effective, offer an important new treatment option for this underserved patient group. A Phase 1/2 trial is evaluating satraplatin plus radiation therapy for the treatment of locally advanced, inoperable NSCLC. Platinum-based intravenously administered chemotherapy treatments have been clinically proven to enhance the effects of radiation therapy. However, there are logistical challenges to administering these two treatments together because radiation therapy is administered in the radiation oncologist’s office, whereas intravenously infused platinum agents such as cisplatin have to be administered in the medical oncologist’s office. It has been very difficult to match the administration schedule of the platinum agent with the daily radiation therapy treatment, with the result that the radiosensitization effect of the platinum agent may not be maximized. Since satraplatin is given as capsules, it can be taken by a patient shortly before beginning radiation treatment each day, thereby resolving this scheduling issue. Early clinical experience with satraplatin in combination with radiation therapy showed promising results and the ongoing trial is building on these data.

Manufacturing.    We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of satraplatin. Johnson Matthey manufactured the material that we are using in our clinical trials of satraplatin. We also have a supply agreement with Johnson Matthey for additional supplies of the active pharmaceutical ingredient, or API, for commercial amounts of satraplatin as well as for our future clinical trials. Our arrangements with Johnson Matthey include that they will also serve as a back-up supplier, using a different facility. Johnson Matthey has been a major manufacturer of platinum-based pharmaceuticals for many years. In addition to Johnson Matthey, we have entered into an agreement for the manufacturing of the bulk capsules and are in advanced negotiations with a vendor for the packaging of the product.

1D09C3—Monoclonal Antibody

Our second most advanced product candidate, 1D09C3, is a monoclonal antibody that we are developing with the intent of treating selected leukemias and lymphomas and chronic lymphocytic leukemia (CLL). A Phase 1 clinical trial program for this product candidate is ongoing. The Phase 1 program is evaluating 1D09C3 in patients with relapsed or refractory B-cell lymphomas, such as Hodgkin’s and non-Hodgkin’s lymphomas, in whom prior standard therapy has failed. The goals of the studies are to determine the maximum tolerated dose, recommend a dose and schedule for subsequent Phase 2 studies and to examine the safety and tolerability of the antibody. The Phase 1 clinical program is currently underway at major cancer centers in Europe.

The European Commission granted orphan drug designation to 1D09C3 in the treatment of Hodgkin’s lymphoma in mid-2005 and for the treatment of chronic lymphocytic leukemia (CLL) and multiple myeloma in early 2006. The orphan drug program of the EMEA is designed to promote the development of drugs to treat rare life threatening or very serious conditions that affect no more than five in every 10,000 people in the EU. The orphan drug designation provides EU market exclusivity for up to ten years for drug in the given indication. Other potential benefits include: a reduction in fees associated with various aspects of the regulatory process, including the application for marketing approval, and EMEA guidance in preparing a dossier for marketing approval.

1D09C3 has shown anticancer activity in several preclinical tests involving animal models of these cancers. This monoclonal antibody appears to function through a mechanism of action that we believe is novel and may represent a significant opportunity in treating a variety of cancers.

Market Opportunity.    The initial indication for which we intend to develop 1D09C3 is relapsed and/or refractory B-cell lymphomas. Lymphomas are a group of cancers that arise from cells in the lymph nodes, bone marrow or spleen and often spread throughout the body. There are two major types of lymphoma: non-Hodgkin’s lymphoma and Hodgkin’s disease. The American Cancer Society estimates that, in 2007, there will be more than 63,000 new cases of non-Hodgkin’s lymphoma and more than 19,000 deaths attributable to non-Hodgkin’s lymphoma in the United States.

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

1D09C3 is being developed to treat patients with relapsed and/or refractory B-cell lymphomas. This monoclonal antibody has several characteristics that suggest that it may be suitable for use in such cancer patients, including that:

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

Manufacturing.    We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of 1D09C3. In March 2007, we entered into a development and supply agreement with a third party for development and commercial supply of 1D09C3.

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

In March 2005, we acquired substantially all of the assets of Axxima Pharmaceuticals, a Munich-based biotechnology firm. As part of this acquisition, a number of highly experienced scientists transferred from Axxima to GPC Biotech. This strategic transaction added important additional expertise and capabilities in the area of kinase-based drug discovery and was designed to help support our goal of internally growing our drug pipeline with novel mechanism-based cancer therapies.

Since our inception in 1997, we have developed and licensed access to technologies to facilitate drug discovery research. While we initially applied these technologies in research alliances with pharmaceutical companies, we now apply these technologies mainly to enhance our internal discovery work.

While we are focused on building our pipeline through internal discovery and development efforts, we continue to evaluate potential product licensing candidates. Our efforts to date have focused on evaluating compounds that have demonstrated anticancer activity in animal models or in clinical trials.

Commercialization

Since the fourth quarter of 2006, we began building a marketing and sales organization to commercialize satraplatin. The majority of the positions are now filled, including most of the U.S. field sales force for which we began hiring in April 2007. Members of our marketing and sales management have extensive experience in commercializing oncology drugs as well as experience with managed markets and reimbursement, including for oral anticancer drugs. We generally believe that the medical oncology market is readily accessible by a focused sales and marketing presence due to the limited number and concentration of prescribing physicians.

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

We have retained our current rights to the U.S., as well as other key non-European markets, including Japan. For the U.S., our goal is to take the lead in marketing and sales. We do, however, continue to hold open the possibility of entering into a co-promotion or other form of strategic alliance for the U.S. market with a pharmaceutical or biotechnology firm to maximize the commercial potential of satraplatin. We are also currently in negotiation for a strategic alliance in Japan. For other key markets, we expect to enter into (an) additional strategic alliance(s).

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

For example, under our exclusive sub-license from Spectrum Pharmaceuticals, Inc., we have access to intellectual property, including the primary patents to satraplatin, owned by Johnson Matthey that is important to our ability to develop and commercialize our product candidate, satraplatin.

We also have various exclusive and non-exclusive rights under certain patents, patent applications and technologies relevant to the discovery, production, or commercialization of 1D09C3 under our Collaboration and License Agreement with MorphoSys as well as rights to certain antibody production technology under our development and supply agreement with Abbott.

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

On December 31, 2006, GPC Biotech held rights to over 85 issued patents and more than 100 pending patent applications filed in the United States, Europe, Japan and other key markets. These patents and patent applications are wholly-owned, co-owned or exclusively/co-exclusively licensed by GPC Biotech.

Generally, patents expire 20 years after their earliest nonprovisional filing date. However, U.S. patents issuing from patent applications filed before June 8, 1995 will expire after the longer of 17 years after issuance or 20 years after the earliest nonprovisional filing date. U.S. patents may also be extended in limited circumstances by a period representing delay by the United States Patent and Trademark Office, or USPTO, and hence the exact expiry date of currently pending U.S. applications cannot be predicted. The protection of certain patents to the extent they cover approved pharmaceutical products may be extended by up to five years under provisions of the Hatch-Waxman Act in the United States and analogous provisions in other countries. See “—Government Regulation— Regulation in the United States—Drug Price Competition and Patent Term Restoration Act of 1984”. Patents and patent applications also will expire early if appropriate renewal or annuity fees are not paid in a timely manner to the appropriate patent office or if prosecution actions or responses are not filed with the relevant patent office according to applicable regulations.

Satraplatin.    Our lead product candidate satraplatin is protected by two issued U.S. patents, a patent issued under the European Patent Convention, or EPC, and a number of patents issued in other national jurisdictions including other EU countries, Japan, Canada and Australia. These patents are owned by Johnson Matthey, and we hold an exclusive sublicense, with the right to sublicense, under these patents through our Co-development and License Agreement with Spectrum Pharmaceuticals, Inc. in the field of treating cancer in humans. In most jurisdictions, these patents cover the composition of matter and anticancer uses of various platinum-based compounds, including satraplatin. The two U.S. patents expire in 2008 and 2010, respectively, and in 2009 in most other countries. Under provisions such as the Hatch-Waxman Act in the United States and analogous regulations in Europe, there are opportunities to extend the patent life of a patent to cover any approved drug product in a given jurisdiction. These regulations provide for the possibility of a patent term extension of up to five years to only one of the U.S. patents related to satraplatin and a Supplementary Protection Certificate in European countries to extend the patent term in countries of the European Union and certain other European countries, and any appropriate national equivalents in the European Union, by up to five years. We plan on supporting the owner of the patent, Johnson Matthey, in their application for such extended protection, if possible, for the fullest term and extent appropriate. While we believe that satraplatin will meet the Hatch-Waxman criteria for patent extension, delays in the completion of our Phase 3 registrational trial or in obtaining regulatory approval may jeopardize our ability to obtain a timely patent extension; in addition there can be no assurance that we will ultimately be granted this type of extension or an analogous extension for satraplatin in any specific country, or at all.

1D09C3—Monoclonal Antibody.    Our product candidate 1D09C3 is covered by a number of patent applications in major market countries, including the United States, Japan, and Canada and those states contracted to the European Patent Convention at the date of filing, or EPC States. These published patent applications are co-owned by us and MorphoSys and are governed by the terms of our Collaboration and License Agreement with MorphoSys. Under this agreement, we have exclusive rights to develop and commercialize antibody products covered by such patent applications, including 1D09C3, including in the field of human therapeutic use. These patent applications and resulting patents, if issued and maintained, would expire in 2021 in most major markets. Through our collaboration with MorphoSys, we have secured certain rights to a number of enabling patents, patent applications and technologies relevant to the discovery, production, and commercialization of 1D09C3.

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

Much of our technology and many of our processes depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our trade secrets, proprietary know-how and technology, we require our employees, contractors, consultants, advisors and collaborators, as well as potential collaborators, to enter into confidentiality agreements or other obligations of confidentiality that prohibit the disclosure of confidential information and require disclosure of all ideas, developments, discoveries and inventions related to our proprietary know-how, trade secrets or technology. Under these agreements, our employees and most of our consultants are generally obligated to assign to us all rights to such ideas, developments, discoveries and inventions, and to reasonably assist us in any further prosecution of patent applications filed to cover such inventions. Many of our and our collaborators research and development employees and/or consultants work in Germany or other European countries and are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen—ArbNErfG) (or similar regulation in other European countries), which regulates the ownership of, and compensation for, inventions made by employees and under which their employer, which is not in all cases GPC Biotech, has first rights to inventions made by them. It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or unpatentable know-how will otherwise become known or be independently developed by competitors, for which there most likely will be no remedy available to us. Additionally, we or our co-owners or licensors may not have complied, or may not in the future comply, with the provisions of the ArbNErfG, or similar regulation, and may become subject to disputes relating to alleged non-adherence to the provisions of the ArbNErfG or such similar regulation.

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

Trademarks

We own rights in the following trademarks: GPC Biotech, the GPC Biotech design, the globe design, and a number of other trademarks related to our current and past technologies or business areas. All other trademarks or tradenames referred to in this annual report are the property of their respective owners. We also have rights to a number of trademarks and trademark applications in a variety of jurisdictions, including the United States and the European Union, that represent potential brand names for our future commercial drug-products including satraplatin. If we wish to market satraplatin in the United States under a proprietary brand name, we are required to use a name that is acceptable to the FDA, to the EMEA and also to regulatory authorities in other territories where we may wish to market satraplatin under such name. We have submitted to the EMEA three potential brand names for which we have received clearance and have also submitted two such names to the FDA but have not yet received any final feedback. We therefore may still be unable to receive such acceptance for our desired brand name from one or more regulatory authorities, including the FDA. This can lead to a delay in launch or first commercial sale of satraplatin, or the need to use a different brand name, or use of the generic name, in one or more territories or markets. Furthermore, although we conduct trademark availability and clearance analysis for our potential brand names in a number of key jurisdictions, we may be ultimately unable to register our desired brand name as a trademark or third parties may believe our brand name infringes their own trademark rights. Such situations or actions by third parties could lead to a delay, change or an injunction preventing the sale of satraplatin under our desired brand name in one or more territories or markets, including the United States. We believe that these risks are higher in the European market, since the European Union usually requires a single brand name for the entire European Union. With 25 separate Member States and approximately 20 different languages comprising the EU, the challenges to obtaining an acceptable brand name and trademark for all such states are substantial, and we or our marketing partner, Pharmion, may have to delay or make changes to our marketing plans in the European market, or other markets, because of such risks.

Competition

We operate in the highly competitive segment of the pharmaceutical market composed of pharmaceutical and biotechnology companies that research, develop and commercialize products designed to treat cancer. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing, obtaining regulatory approval for and commercializing drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel.

Satraplatin.    If satraplatin is approved and commercialized, it will face significant competition. Competition for satraplatin may include other drugs either marketed or being developed for prostate cancer, as well as other platinum-based compounds and other drugs for other cancers.

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

In addition to the drugs currently approved for use in prostate cancer, a number of drugs are in clinical testing for this disease. These include: Asentar (Novacea Inc.), AS-104 (Antisoma), Avastin™ (Genentech), CB7630 (abiraterone acetate) (Cougar Biotechnology, Inc.), GVAX (Cell Genesys), Nexavar® (Onyx Pharmaceuticals, Inc./Bayer Pharmaceuticals Corporation), Provenge® (Dendreon Corporation) and XRP6258 (Sanofi-Aventis).

There are currently three marketed platinum-based drugs in the United States and in Europe. These are cisplatin, carboplatin and Eloxatin. All three agents are administered intravenously and are not indicated for the treatment of prostate cancer. In addition to these, there are other platinum-based compounds approved and/or marketed in Asian markets such as lobaplatin (China), nedaplatin (Japan) and eptaplatin (South Korea). These drugs are not approved, however, for the treatment of prostate cancer and are not approved for any use in the U.S. or Europe. All three of these are also administered intravenously.

Another platinum-based drug, which is not currently on the market, is Picoplatin. Picoplatin is administered intravenously. A Phase 3 Trial of picoplatin is currently underway in patients with small cell lung cancer whose disease has progressed within six months of completing treatment with first-line platinum-containing chemotherapy (cisplatin or carboplatin). The primary efficacy endpoint is overall survival. If picoplatin does show efficacy in the clinic against disease that is resistant/refractory to cisplatin or carboplatin and if it is eventually approved for marketing, it could be a significant competitor to satraplatin. Poniard also is conducting a Phase 1/2 study evaluating picoplatin in combination with Taxotere as front-line therapy in the treatment of patients with metastatic hormone-refractory prostate cancer who are newly diagnosed and have not received previous chemotherapy. A Phase 1/2 trial is also under way to evaluate picoplatin in the front-line treatment of patients with advanced colorectal cancer. In addition, a Phase 1 trial is underway evaluating an oral formulation of picoplatin compared to the IV formulation.

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

In addition, the lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our products, may be limited in scope, which may significantly limit the indicated uses for which our products may be marketed. Furthermore, approved drugs and manufacturers are subject to ongoing review. The emergence of previously unknown problems, including new safety signals related to marketed products, may result in restrictions on the products’ manufacture, sale or use or in their withdrawal from the market.

The steps ordinarily required before a new drug product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies; the submission to the FDA of a notice of claimed exemption for an investigational new drug, or IND, which must become effective before clinical testing may commence; and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. The following paragraphs provide a general overview of the approval process for a new drug.

Preclinical Testing.    Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA.

Investigational new drug application.    If a company wants to test a new drug in human patients, an IND must be prepared and filed with the FDA to request FDA authorization to begin human testing of the drug. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about adequacy of the preclinical studies, the preclinical product characterization and/or the proposed conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. A separate supplemental submission to an existing IND must also be made for each successive clinical trial conducted during product development. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and the IRB must monitor the trial until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations and regulations for obtaining informed consent from the trial subjects.

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

In addition, a company may hold an “End-of-Phase 2 Meeting” with the FDA to assess the safety of the drug regimen to be tested in the Phase 3 clinical trial, in part to evaluate the Phase 3 plan, and identifying any additional information that will be needed to support a new drug application. If the Phase 3 clinical trials have been the subject of discussion at an “End-of-Phase 2 Meeting,” or in some cases if FDA is otherwise familiar with the drug’s development program, the company is eligible for a Special Protocol Assessment, or SPA. The SPA is a process by which the FDA must evaluate within 45 days the proposed Phase 3 protocols and any issues identified by the sponsor to assess whether the protocols are adequate to meet the agency’s scientific and regulatory requirements.

Success in early stage clinical trials does not necessarily assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval.

New Drug Application.    After successful completion of the required clinical testing of a drug candidate, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of NDAs is additionally subject to substantial application user fees, currently $896,200 (for an application requiring clinical data), and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently $49,750 per product and $313,100 per establishment. These fees are typically increased annually and the current fee structure will remain in place until September 30, 2007.

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

Our NDA application for satraplatin as a treatment for HRPC submitted on February 15, 2007 was accepted for filing by the FDA on April 16, 2007. Review of the application by ODAC is scheduled for July 24, 2007. An action by the FDA is expected in August 2007.

Fast Track Designation.    The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life- threatening condition for which there is no effective treatment and that demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine whether the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

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

•

Accelerated Approval.    Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-

marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Although we have obtained a fast track designation from the FDA for our development of satraplatin to treat HRPC patients who have failed prior treatment with chemotherapy, we cannot guarantee a faster development process, review process or approval compared to conventional FDA procedures. Based upon an agreement reached with the FDA in 2005, the primary endpoint of the Phase 3 registrational trial for accelerated approval by the FDA will be progression-free survival. Although the FDA has informed us that our application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval, the FDA may not grant an accelerated approval if the agency concludes that the progression-free survival data and available overall survival data do not demonstrate that satraplatin provides a meaningful therapeutic benefit to patients over existing treatments, or that the data are otherwise inadequate to support the granting of an accelerated approval. The data may be deemed inadequate due to weaknesses, inconsistencies or differences in the data with respect to data subsets or subpopulations in the treatment group.

Orphan Drug Designation.    Orphan drug designation is designed to encourage manufacturers to develop drugs intended for a rare disease or condition. A rare disease or condition is statutorily defined as one affecting fewer than 200,000 individuals in the United States, or one that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the United States. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A drug becomes an “orphan” when it receives orphan designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The drug must then go through the new drug approval process like any other drug. Orphan drug designations are decided solely by the OOPD staff, but the OOPD occasionally will request opinions from the Center for Drug Evaluation and Research, especially when dealing with issues such as the appropriateness of the requested indication or the scientific rationale described by the sponsor. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

Orphan drug designation qualifies a company for incentives including tax credits and marketing exclusivity. A designated orphan product will have marketing exclusivity for seven years following the date of the drug’s marketing approval, provided the product is the first designated orphan to be approved for the designated indication.

A sponsor may request orphan drug designation of a previously unapproved drug, or of a new orphan indication for an already marketed drug. In addition, a drug that is otherwise the same drug as an already approved orphan drug may be approved for marketing during the first product’s exclusivity period if the sponsor can show that its drug is “clinically superior” to the first drug.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the drug has been designated. During the orphan exclusivity period, the FDA can approve a second application for the same drug for a different use. The FDA cannot, however, approve the same drug made by another manufacturer for the same indication during the marketing exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

We timely applied to OOPD on August 13, 2003 for designation of satraplatin as an orphan drug for the treatment of HRPC. That application was followed by a period of correspondence with FDA in which we attempted to address questions raised by the agency about the requested orphan indication. On May 4, 2007, FDA responded to our previous correspondence and denied our request for orphan designation. We are currently considering our options regarding orphan designation for satraplatin.

Drug Price Competition and Patent Term Restoration Act of 1984

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, established a regulatory framework designed to balance the incentives for innovative drug research with the opportunities for market entry of generic manufacturers. In order to achieve this balance, the Hatch-Waxman Act provided for the restoration of patent terms based on the regulatory review period of a drug product, and data exclusivity periods following the FDA approval of an NDA, while allowing for the submission of simplified drug applications by generic manufacturers. The simplified drug applications created by the Hatch-Waxman Act include two kinds of applications: (1) an abbreviated new drug application, or ANDA, which can rely on FDA’s previous finding of safety and effectiveness for the referenced innovator drug product, and (2) a new drug application for which the sponsor must submit full reports of clinical studies, some of which the sponsor does not own or have a legal right of reference. The latter type of application is known as a Section 505(b)(2) application after its authorizing statutory provision. The patent and exclusivity status of the innovator drug product has implications for the review and approval of both ANDAs and Section 505(b)(2) applications.

A key element of the Hatch-Waxman Act is the extension of the life of a patent to compensate the innovator drug company for marketing time lost while developing the product and awaiting regulatory approval. The Act added Section 156 to the Patent Act permitting patent term extensions for patents on products (or processes for making or using the same) including, but not limited to, drug products used to treat humans. The Hatch-Waxman Act allows only partial recovery of the patent term lost to regulatory approval requirements. In addition, the statute imposes caps on term extension. The term of the patent eligible for extension equals one half of the IND testing phase and the full NDA review phase of testing required under the Federal Food, Drug, and Cosmetic Act. The IND testing phase is measured as the time between the effective date of an IND and the date the FDA receives the NDA; the NDA review phase is the time between FDA’s receipt of the NDA and approval of the NDA. However, any testing conducted prior to patent issuance is not considered for patent extension. The maximum total patent term remaining after term extension is capped at fourteen years. Similarly, absolute caps limit the duration of term extension to five years. Furthermore, a patent is only eligible for one term extension. This patent term extension is only available for the first commercial marketing of a given active ingredient. In addition, the product must have been subject to regulatory review before its commercial marketing or use, and the resulting permission for commercial marketing or use must be the first granted. As a practical consequence, generally, only one patent may be extended per approved product. Also, the original patent must still be in force when the application for term extension is filed, and the application must be filed by the patent owner of record or its agent. The application for patent term extension is subject to approval by the USPTO. The FDA, however, determines the length of the product’s regulatory review period at the request of the USPTO. In some instances, the term of the patent for which a patent term extension is being requested may expire before such an extension is granted.

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

Five-year NCE data exclusivity prohibits the FDA from accepting an ANDA or Section 505(b)(2) application for a drug product containing the same active moiety for a five-year period beginning from the date of approval of the NDA. The only exception to this prohibition is if a generic competitor challenges patents listed in the Orange Book for the drug product at the end of four years. The five-year exclusivity provision, however, does not prohibit the FDA from accepting another full NDA, for example from a competitor, if the sponsor of the second application has done all the work itself. The FDA can accept the second application, review it, and approve it; NCE exclusivity only prohibits the agency from accepting a Section 505(b)(2) application or an ANDA.

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

Post-Marketing Studies.    As a condition of NDA approval, the FDA may require post-marketing “Phase 4” clinical trials to confirm that the drug is safe and effective for its intended uses. Where drugs are approved under accelerated approval regulations or are otherwise approved for a life-threatening condition, additional studies will likely be required to document a clinical benefit and monitor the long-term effects of the therapy.

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

FDA Regulation of Post-Approval Marketing and Promotion.    The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. A company’s claims relating to safety and efficacy must be consistent with the FDA-approved labeling. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label uses.

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

The Clinical Trials Directive establishes a system for the approval of clinical trials in the EU. Similar to the IND system in the United States, under this new system, approval must be obtained from the national regulatory agency of an EU Member State in which the trial is planned to be conducted. For this clinical trial application, an Investigational Medicinal Product Dossier must be submitted. While the Clinical Trial Directive permits a maximum review period of 60 days, this period is shorter in some Member States. In Germany for example, for most drugs, the national agency has 30 days to raise questions about the application. Approval is deemed to be given if notice of objection is not given within the relevant time limit, but for certain products, including biotechnology compounds such as monoclonal antibodies, written approval may be required under the national rules, and for other types of products, such as gene and cell therapy, written approval is always needed. In addition, approval must also be obtained from the responsible ethics committees (equivalent to the IRB in the United States).

Drug approval in the Member States of the European Union generally proceeds under one of three approval procedures: a centralized approval procedure, a decentralized procedure, and a so-called mutual recognition procedure. The centralized approval procedure is mandatory for biotechnology products and certain other high-technology products, such as new cancer drugs. Pharmion has indicated it plans to seek approval for satraplain in the European Union under this centralized procedure. The London-based EMEA and the European Commission in Brussels govern the centralized drug registration and approval process. Under this centralized procedure, an approval of a new drug application by the European Commission allows a company to market its drug product in all Member States of the European Union, without having to obtain separate approvals from each Member State. However, marketing remains subject to national pricing and reimbursement rules from each Member State that often delay marketing and can sometimes effectively prevent it.

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

Once an application is submitted to the EMEA, the EMEA ensures that the application is complete, and then selects two of its members, known as rapporteurs, to perform independent scientific evaluations of the safety, efficacy, and quality of the drug product candidate. The rapporteurs can draw on two sources of European Union-wide scientific expertise in forming their review teams—experts from the national marketing authorities of Member States and any of over 1,000 outside experts located at universities and institutions throughout Europe. Once the rapporteurs have completed their respective evaluations, they present the case to the EMEA Committee, which then must render an opinion within 210 days after the application was submitted (subject to certain administrative delays). However, for drugs that are of major interest for public health, the applicant may request an accelerated assessment. If granted, such request reduces the deadline from 210 to 150 days. The 210-day deadline may also be postponed when the reviewers request additional information from the applicant and under new rules, further extensions are possible. If the EMEA Committee opinion is favorable, it is transferred to the applicant, all Member States, and the European Commission. The European Commission uses the EMEA Committee’s opinion to prepare a draft decision. This draft decision is then finalized in cooperation with the Standing Committee (composed of representatives of the Member States), which generally agrees to the draft. The rules also allow for a conditional approval of products for treatment of very serious conditions when there is an unmet medical need. The approval can be granted without full pre-clinical and clinical data being available and is subject to specific obligations. It needs to be renewed annually until it is converted into a standard approval, when all the obligations are fulfilled.

Products approved via the centralized authorization procedure in the past received a regulatory data protection of ten years. For products approved via the decentralized or mutual recognition procedure, data exclusivity ranged from six to ten years (or six years but limited to patent life) in individual Member States. However, new, harmonized data exclusivity periods have been adopted, which apply to products for which applications for approval have been filed on and after November 20, 2005, for products to be approved under the centralized procedure, and on and after October 30, 2005, for products to be approved under the decentralized or mutual recognition procedure. These products benefit from a two-tier regulatory protection. A third party may only reference the preclinical and clinical data of the originator after eight years (eight years data exclusivity), and can only market a generic version after ten years have lapsed (two years of marketing protection). The protection period of eight plus two years can be extended by another year in case of a new therapeutic indication that is of significant benefit. If satraplatin is approved in the European Union, it will be covered by the new rules.

A drug may also qualify for an orphan medicinal product, or OMP, designation in the European Union. An application for designation as an OMP must be submitted prior to submission of an application for marketing approval. OMP designation qualifies a drug for up to ten years of market exclusivity in the relevant indication once the drug is approved. OMP designations are issued by the European Commission, acting on the advice of an expert committee, with representatives of the Member States, patient organizations, and other interests. OMP designation will be granted if the product meets either of two tests: one based on prevalence criteria (the disease or condition must affect no more than five per 10,000 persons in the European Union); and the other based on a determination that it would be infeasible economically to develop the product without orphan drug incentives. The second condition allows the OMP designation to be given to products for diseases for which treatments are not likely to be commercially viable. In addition, it must be shown that there is no satisfactory authorized method for diagnosis, prevention or treatment of the respective disease in the European Union. However, if a medicinal product is deemed orphan and if there is a satisfactory alternative already approved in a European Member State, then the product is eligible for an OMP designation if it is of significant benefit to patients. During the development and regulatory review phase, the orphan drug status can be lost if the designation criteria are not met anymore, for instance because a new treatment for the disease in question is approved.

Although orphan drug exclusivity in the EU is initially granted for ten years, at the end of the fifth year, any Member State can initiate proceedings to restrict that period to six years if it believes that the criteria for orphan designation no longer apply (e.g., because the prevalence of the disease has increased or the manufacturer is earning a sufficient profit not to maintain the exclusivity). This provision has not yet been applied. In addition, competitive products can be approved during the marketing exclusivity period, for example, if they are not “similar” to the original product or are safer, more effective, or otherwise clinically superior to it.

A new pediatric regime was established in December 2006 and starts taking effect in July 2007. It imposes an obligation to develop pediatric data for new products (mandatory for filings from July 26, 2008) and for most line extensions for patented products (mandatory for filings from

January 26, 2009) unless specific exemptions are granted. In return, a reward of six months of additional patent extension (supplementary protection certificate) or, for orphan drugs, two years of market exclusivity, may be available.

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

German Corporate Law

We are a German stock corporation and subject to German law, which may differ from the law governing U.S. public companies in certain key areas described below:

All public offers for the acquisition of shares, securities comparable to shares and certificates representing shares, such as ADSs, as well as bids for other types of securities representing the right to acquire shares, securities comparable to shares and certificates representing shares are subject to the provisions of German takeover laws. In particular, the creation or transfer, directly or indirectly, of 30% or more of the voting rights in a public German stock corporation generally triggers the obligation to launch a mandatory bid for all outstanding shares in that German stock corporation.

Under German law, certain important resolutions, such as resolutions relating to changes in the articles of association of a German stock corporation, any increases or decreases in a German stock corporation’s share capital, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require a 75% majority of the votes present or represented at the shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to the detriment of the German stock corporation and the other shareholders.

As a general rule under German corporate law, until the amendments to, among others, the German Stock Corporation Act came into effect on November 1, 2005 as a result of the Law on Enterprise Integrity and the Modernization of Avoidance Rules (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts), shareholders had no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged they have breached their duty of loyalty and care to the German stock corporation. Effective November 1, 2005, however, shareholders holding at least 1% of the share capital or a portion of the share capital of at least €100,000 in a German stock corporation may now petition the competent district court (Landgericht) to admit damages claims directly against the members of the management board or supervisory board of a German stock corporation to be brought by the shareholders in the event of any alleged breaches of duty. As part of this claim admission process (Klagezulassungsverfahren), shareholders wishing to bring claims directly against the board members of a German stock corporation must submit proof to the competent court that (1) they have acquired their shares before they were deemed to have learned, due to public disclosure, of the alleged breach of duty of loyalty and care, (2) the shareholders had requested the German stock corporation in vain to file the relevant claim itself, (3) there are facts that justify the suspicion that the German stock corporation has suffered damages as a result of dishonesty (Unredlichkeit) or gross violations (grober Verstoß) of the law or the stock corporation’s articles of association and (4) there are no predominant interests of the stock corporation that would prohibit the bringing of any damages claim. In addition, once the competent court has admitted the claim to be brought by shareholders, any such claim may only be brought within three months of the relevant court decision and only if the shareholders have again requested the German stock corporation in vain to file the relevant claim. Also, note that the German stock corporation may, at any time, not only file the relevant claim itself (thus making the shareholders’ claim (retroactively) impermissible) but may also assume a pending claim initially brought by shareholders at its then current stage.

Our Subsidiary

The following table presents selected information relating to our sole subsidiary as of December 31, 2006 (in thousands of €, except for share of capital).

Name and location of the entity	Primary Activity	Common Stock	Share of Capital	Equity	Net income (loss)	Liabilities owed by parent
GPC Biotech Inc., Waltham, Massachusetts, USA and Princeton, New Jersey, USA	research and development	23,074	100%	15,972	(21,312)	1,591

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

We lease approximately 31,174 square feet (approximately 2,896 square meters) of office space in a facility in Princeton, New Jersey under an operating lease expiring on January 14, 2012. In addition, we are considering office space expansion opportunities to support our development requirements beyond 2007. We believe that suitable alternative or additional space will be available in the future on commercially reasonable terms as needed.

We also lease 85,430 square feet (7,937 square meters) of office and laboratory space located in Waltham, Massachusetts under an operating lease expiring in 2011. In May 2007, we announced that we will close our operations in Waltham by the end of 2007 and we are currently in negotiations with the landlord to terminate the lease at such time.

In 2002, we entered into a sublease agreement with ALTANA Pharma pursuant to which ALTANA Pharma subleased space at our Waltham facility through June 30, 2007. As of December 31, 2006, the amount of space subject to the sublease agreement was 23,500 square feet. On April 15, 2005 we also entered into a sublease agreement with BG Medicine, Inc. for space at our Waltham facility. BG Medicine subleases 10,000 square feet of office space and 11,500 square feet of laboratory space through July 1, 2008.

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

Overview of Business

GPC Biotech is a biopharmaceutical company focused on discovering, developing and commercializing new drugs to treat cancer. We have drug candidates in different stages of development but we currently do not yet have any commercial products. Our drug pipeline is composed of drug candidates developed by our internal research teams as well as drug candidates that were licensed from other parties. We currently have no revenues from the sale of products.

Our lead product candidate is satraplatin, an investigational drug that is a member of the platinum family of compounds. Platinum-based drugs are a critical part of modern chemotherapy treatments and are used to treat a wide variety of cancers. All platinum drugs currently on the market require intravenous administration. Satraplatin is an orally bioavailable compound and is given as capsules that patients can take at home.

A Phase 3 registrational trial, called SPARC, is evaluating satraplatin plus prednisone versus placebo plus prednisone in 950 patients with hormone-refractory prostate cancer whose prior chemotherapy has failed. The results from the SPARC trial are serving as the basis for filing for marketing approval in both the U.S. and Europe. In accordance with the recommendation of the independent DMB for the SPARC trial, patients who have not progressed continue to be treated and all patients will be followed for overall survival.

On April 16, 2007, the FDA accepted for filing our NDA for satraplatin submitted on February 15, 2007 for patients with HRPC whose prior chemotherapy has failed. The FDA has also granted the NDA priority review status. Priority review sets the target date for FDA action at six months from the date of submission, in August of 2007. If approved, we may begin sale of the product as early as the fourth quarter of 2007.

GPC Biotech has a co-development and license agreement with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, under which Pharmion has been granted exclusive commercialization rights to satraplatin for Europe and certain other territories. Pharmion has disclosed that it anticipates filing the MAA with the EMEA in the second quarter of 2007.

GPC Biotech is actively exploring the potential of satraplatin in combination with other anticancer treatments in various other cancer types. In 2006, two Phase 1 trials were opened evaluating satraplatin in combination with Xeloda in advanced solid tumors. Xeloda is an oral form of 5FU (5-Fluorouracil), a marketed chemotherapy treatment that is used to treat various cancers, including metastatic breast and colorectal cancers. Also initiated in 2006 was a Phase 1/2 trial with Xeloda and radiation therapy in rectal cancer. Also in 2006, GPC Biotech initiated a Phase 2 study evaluating satraplatin in combination with another oral anticancer drug, Tarceva. The trial is evaluating this combination in elderly patients with advanced non-small cell lung cancer, or NSCLC.

GPC Biotech is currently conducting three clinical trials with satraplatin for the treatment of advanced NSCLC. Carboplatin plus Taxol is widely used for the frontline treatment of metastatic NSCLC in the U.S. A Phase 2 trial is underway investigating the combination of satraplatin with Taxol for the first-line treatment of metastatic NSCLC. The satraplatin Phase 2 trial builds on a previously completed Phase 1 trial exploring this combination. Preliminary data from this trial were published in the 2007 ASCO educational book.

GPC Biotech’s second most advanced drug candidate is a fully human anti-HLA-DR monoclonal antibody being developed to treat leukemias and lymphomas. 1D09C3 is currently in a Phase 1 clinical program that is evaluating the antibody in patients with relapsed or refractory B-cell lymphomas, such as Hodgkin’s and non-Hodgkin’s lymphomas and chronic lymphocytic leukemia.

We also have several other research and development programs focused on discovering and developing other new anticancer drug candidates. To complement our internal discovery efforts, we also seek to in-license additional drug candidates.

Since the fourth quarter of 2006, GPC Biotech began building a marketing and sales organization to commercialize satraplatin. The majority of the positions are now filled, including most of the U.S. field sales force for which the Company began hiring in April 2007. Members of our marketing and sales management have extensive experience in commercializing oncology drugs as well as experience with managed markets and reimbursement, including for oral anticancer drugs.

In May 2007, we announced the closing of our facility in Waltham, Massachusetts and a staff reduction involving approximately 16% of our total workforce. Affected employees will be eligible for severance packages that include severance pay, continuation of benefits and outplacement services. The drug discovery programs currently being managed in Waltham will be moved to Munich. We are continuing to build our clinical development and commercialization groups based in Princeton, New Jersey.

In past years, we have funded our operations primarily through the issuance of equity securities, payments received under our agreements with other pharmaceutical companies, interest earned on investments and other sources of funding. We expect to continue to fund our operations over the next several years primarily through our existing cash resources, potential product sales from satraplatin, future payments from Pharmion and potential other partners in territories such as Japan, interest earned on investments and potential future sales of equity and debt securities.

At December 31, 2006, we held € 38.3 million in cash and cash equivalents and € 57.2 million in short-term investments and marketable securities. In addition, we also had € 1.5 million in restricted cash at that date.

Overview of 2006 Results

During 2006, we continued to develop satraplatin through the ongoing SPARC Phase 3 trial as well as ongoing exploratory trials and we also initiated additional exploratory trials. We also continued the Phase 1 clinical program with our second most advanced product candidate, 1D09C3.

•	Research and development expense increased 16%.

•	A number of clinical trials for satraplatin continued or were initiated. New trials initiated included:
•	two Phase 1 trials evaluating satraplatin in combination with Xeloda in advanced solid tumors;
•	a Phase 1/2 trial evaluating satraplatin in combination with Xeloda and radiation therapy in rectal cancer; and
•	a Phase 2 study evaluating satraplatin in combination with Tarceva in elderly patients with NSCLC.
•	The Phase 1 program for 1D09C3 continued in Europe.
•	The number of research and development employees increased 5% during the year mainly due to the preparation of the NDA submission for satraplatin to the FDA.

•	Revenue increased 144%.

•

Despite the planned decrease in revenue from our ongoing collaboration with ALTANA Pharma, revenues increased due to monies received under the co-development and license agreement with Pharmion signed in December 2005.

•	Cash resources increased € 7.8 million.

•

€ 36.6 million used in operations and € 1.9 million invested in property and equipment were offset by proceeds of € 40.6 million from the issuance of shares and the exercise of employee stock options and convertible bonds.

•	Other offsetting items include € 5.5 million of additional cash from the net proceeds on the sale of marketable securities and short term investments.

Results of Operations and Related Information

This section contains a discussion and analysis of revenue, research and development, general and administrative expenses and other information relevant to an understanding of 2006 results of operations. This discussion and analysis compares 2006 results to 2005, and 2005 results to 2004. Each of those discussions focuses on consolidated results. We operate in only one business segment.

Analysis of Revenues

All of our product candidates are currently in development. With respect to our most advanced product candidate, satraplatin, the FDA has accepted for filing the Company’s NDA and has granted the NDA priority review status. We have also been informed that the NDA will be reviewed by ODAC on July 24, 2007 (see also Item 4. “Information on the Company—Business Overview—Satraplatin—Status of Regulatory Review”). Action by the FDA is expected in August of this year. If approved, the Company may begin sale of the product as early as the fourth quarter of 2007. However, for the reasons stated in “Risk Factors” marketing approval may be delayed or we may not achieve it at all.

With respect to our other product candidates, we are currently unable to determine the period, if any, during which we will be able to generate revenue from them given the early stage of their current development and the uncertainties associated with drug development in general. Therefore, any delay in obtaining or failure to obtain regulatory approval for satraplatin may materially adversely affect our ability to generate revenues from drug sales in the next several years (see also the information in “Risk Factors”.)

A substantial portion of our historical revenue was generated from our alliance with ALTANA Pharma. In accordance with our agreements with ALTANA Pharma, the revenue generated decreased in 2006. This revenue will continue to decrease as the remaining agreements will expire in mid-2007.

In December 2005, the Company entered into a co-development and license agreement with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, under which Pharmion has been granted exclusive commercialization rights to satraplatin for Europe and certain other territories. During 2006, the Company recognized co-development revenues from this agreement in the form of payments of shared development costs and amortization of certain other payments received. In the future, the Company is also entitled to certain milestone payments upon the achievement of certain regulatory approval events and sales targets and is entitled to receive royalties on future sales. Pharmion GmbH and ALTANA Pharma accounted for 66% and 31%, respectively of the Company’s 2006 revenues. In 2005, ALTANA Pharma accounted for 99% of the Company’s revenues.

2006 vs. 2005

Revenues for the year ended December 31, 2006 increased by approximately 144% to € 22.7 million, from € 9.3 million for the year ended December 31, 2005. The following table summarizes our revenues for the years ended December 31, 2006 and 2005 (in millions of €, except % change):

	2006	2005	Change	% Change
Co-development revenue and amortization of deferred upfront payments and annual license fees	20.3	6.2	14.1	227.4%
FTE Services	0.6	1.1	(0.5)	(45.5)%
Milestones	1.4	2.0	(0.6)	(30.0)%
Grants	0.4	—	0.4	n/a

Total	22.7	9.3	13.4	144.1%

Co-development revenue and amortization of deferred upfront payments and annual license fees increased 227% from 2005. This increase is primarily the result of monies received under the Company’s co-development and license agreement with Pharmion GmbH.

Full Time Equivalent, or FTE, services decreased 45.5% as fewer resources were utilized in the research collaboration with ALTANA Pharma in 2006. This decrease is in accordance with the research plan set forth at the initiation of the research collaboration. The establishment term expires in June 2007.

Milestone revenues decreased 30.0% during 2006. This decrease is due to the timing of the achievement of milestones in our on-going ALTANA Pharma arrangements.

Grant revenues increased from € 0 to € 0.4 million during 2006 as the Company received government grants for certain research and development projects.

2005 vs. 2004

Revenues for the year ended December 31, 2005 decreased by approximately 26%, to € 9.3 million, from € 12.6 million for the year ended December 31, 2004. The following table summarizes our revenues for the years ended December 31, 2005 and 2004 (in millions of €, except % change):

	2005	2004	Change	% Change
Amortization of deferred upfront payments and annual license fees	6.2	6.0	0.2	3.3%
FTE Services	1.1	3.6	(2.5)	(69.4)%
Milestones	2.0	3.0	(1.0)	(33.3)%

Total	9.3	12.6	(3.3)	(26.2)%

Total revenues decreased 26.2% from 2004. This decrease is in accordance with the research plan set forth at the initiation of the research collaboration with ALTANA Pharma. We expect further decreases in revenue from this collaboration agreement as our current arrangements expire in 2007.

Full Time Equivalent, or FTE, services decreased 69.4% as fewer resources were utilized in research collaboration in 2005. This decrease is in accordance with the research plan set forth at the initiation of the research collaboration. The establishment term expires in June 2007.

Milestone revenues decreased 33.3% during 2005. This decrease is due to the timing of the achievement of milestones in our ALTANA Pharma arrangements.

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

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of €):

	Year ended December 31,
	2006	2005	2004	2002 to 2003	Total 2002- 2006
Project Costs:
Satraplatin	29,817	23,087	14,907	12,400	80,211
1D09C3	1,374	1,660	3,092	5,549	11,675
Cost of performing research and development for others	249	910	1,371	7,289	9,819
Other projects	9,985	8,475	5,196	15,557	39,213

Total project cost	41,425	34,132	24,566	40,795	140,918
Other costs to arrive at total research and development expenses:	11,071	7,419	6,445	12,700	37,635
Benefits and other salaries
Stock-based compensation	2,876	3,259	1,982	3,965	12,082
Building and facilities	3,098	3,468	3,882	6,791	17,239
Depreciation	1,323	3,350	1,253	3,265	9,191
Intellectual property expenses	518	593	891	2,465	4,467
Other expenses	4,396	3,463	936	5,607	14,402

Total research and development expenses	64,707	55,684	39,955	75,588	235,934

Project costs shown in the table above include direct project costs plus the salaries of the employees who directly charged time to the project and do not include overhead and other unallocated costs.

Satraplatin project expenses account for the largest portion of research and development expenses during 2006, 2005 and 2004. We expect that satraplatin project expenses will continue to be the largest portion of research and development expenses over the next few years. Under our co-development and license agreement with Pharmion, future development costs continue to be partially shared. As we continue our clinical trials of satraplatin and advance the development of our other product candidates, we expect to incur higher levels of research and development expenses in future periods. This future increase might also result, among other things, from milestone payments for satraplatin. In 2006, we deemed the acceptance of the NDA and MAA filings for satraplatin to be probable and therefore accrued a total of $6.0 million in the third quarter of 2006. The FDA accepted the Company’s NDA filing in April of 2007 and this resulted in the payment of $4.0 million in May 2007 out of the total amount accrued. Once the filing has been accepted by the EMEA, the remainder of the accrued amount will be released. The first approval of commercial sales in the United States and Europe will trigger additional milestone payments of $9.0 million along with payments under certain compensation arrangements for the benefit of our employees and members of our Supervisory Board, both of which have not been accrued due to the uncertainty of the regulatory approval process. Spectrum is also entitled to receive a share of sublicense fees and royalties, if any, received from us under our agreement with Pharmion and if we enter into a marketing agreement with another company outside of the Pharmion territories. Pharmion has indicated it expects to complete the MAA for satraplatin in the second quarter of 2007.

There were no costs related to satraplatin in 2001 and/or prior years. Other project costs in 2001 and prior years cannot be presented in a meaningful manner on a project basis because we did not have our project system fully implemented at all of our sites in these years.

As of December 31, 2006, we estimated that the costs to complete our ongoing SPARC Phase 3 registrational trial and to achieve marketing approval for satraplatin for HRPC patients whose prior chemotherapy has failed will not exceed € 10.0 million. This estimate does not take into consideration the post-approval activities, if any, which may be required by the regulatory authorities, such as Phase 4 trials. We are unable to reliably estimate the costs to complete our other earlier stage drug development projects relating to satraplatin beyond its initial indication and for other development projects due to uncertainties associated with clinical trials. Any estimates to complete a research and development project in Phase 2 trials, Phase 1 trials or pre-clinical trials are highly speculative and may differ materially from expenses ultimately incurred for such projects because there are many factors outside of our control that could delay or possibly prevent successful completion of our research and development projects.

Furthermore, all estimates, including the estimate provided in the previous paragraph, are forward looking, subjective and may be subject to change due to numerous risks and uncertainties associated with developing and commercializing biopharmaceutical products, including but not limited to significant changes in government regulations, the uncertainty of future pre-clinical and clinical study results and uncertainties and the unpredictability associated with product development, regulatory approvals, manufacturing, and marketing.

2006 vs. 2005

Research and development expenses were € 64.7 million for the year ended December 31, 2006, compared with € 55.7 million for the year ended December 31, 2005, an increase of € 9.0 million or 16.2%. Included in research and development expenses are satraplatin project costs of € 29.8 million and € 23.1 million for the years ended December 31, 2006 and 2005, respectively. The following table summarizes the changes in research and development expenses for the years ending December 31, 2006 and 2005 (in millions of €, except % change):

	2006	2005	Change	% Change
Employee compensation including stock-based compensation	19.3	18.0	1.3	7.2%
Clinical trials contract research organization	17.0	15.8	1.2	7.6%
External research and development	5.3	5.9	(0.6)	(10.2)%
Pre-clinical and clinical supplies	4.4	1.3	3.1	238.5%
Raw materials and consumables	2.7	2.0	0.7	35.0%
Licensing and intellectual property	5.9	1.9	4.0	210.5%
Facilities	3.1	3.5	(0.4)	(11.4)%
Depreciation	1.4	3.4	(2.0)	(58.8)%
Other	5.6	3.9	1.7	43.6%

Total research and development	64.7	55.7	9.0	16.2%

Satraplatin development activities continue to be the primary driver for increases in research and development expenses.

Additional R&D personnel were added in 2006 in response to increased work loads associated with the execution of clinical trials and the preparation and submission of the NDA for satraplatin. Employee compensation, including stock-based compensation costs allocated to research and development, increased 7.2%, or € 1.3 million, in 2006 compared to 2005.

We maintain contracts with contract research organizations who conduct clinical trials for satraplatin. Clinical trial contract research organization expenses increased 7.6% during 2006 as our SPARC trial progressed.

Pre-clinical and clinical supplies expenses increased € 3.1 million or 238.5% in 2006 compared to 2005. This increase was due to the increased enrollment and progression of our SPARC trial and the production of additional supplies of satraplatin related to the SPARC trial and other studies.

Licensing and intellectual property expenses increased € 4.0 million ($6.0 million) or 210.5% in 2006 compared to 2005. This increase was due to the accrual of milestone payments that were deemed probable and would become due to Spectrum when the NDA and MAA are accepted for filing.

Depreciation expense decreased € 2.0 million in 2006 compared to 2005. This decrease was primarily due to the acquisition of substantially all of the assets from Axxima in the first quarter of 2005. Many of the assets identified in the acquisition were laboratory leasehold improvements and were depreciated over the remaining life of the lease. The lease was terminated in 2005 and was not renewed.

2005 vs. 2004

Research and development expenses were € 55.7 million for the year ended December 31, 2005, compared with € 40.0 million for the year ended December 31, 2004, an increase of € 15.7 million or 39.3%. Included in research and development expenses are satraplatin project costs of € 23.1 million and € 14.9 million for the years ended December 31, 2005 and 2004. The following table summarizes the changes in research and development expenses for the years ending December 31, 2005 and 2004 (in millions of €, except % change):

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

Primarily as the result of hiring 40 employees from Axxima immediately upon closing of the transaction, employee compensation, including stock-based compensation costs allocated to research and development, increased 31.4%, or € 4.3 million, in 2005 compared to 2004. Salaries and payroll costs increased € 2.9 million. Compensation costs for stock-based compensation increased € 1.3 million in 2005. This increase resulted from the recognition of compensation of stock-based issuances granted in the fall of 2004. The aggregate value of 2004 stock-based compensation grants was higher than in other years and, since expense is recognized over the vesting period of four years, part of that higher value was expensed during 2005.

We maintain contracts with contract research organizations who conduct clinical trials for satraplatin. Clinical trials contract research organization expenses increased 105.2% during 2005 as enrollment grew in our SPARC trial and the trial progressed.

Depreciation expense increased € 2.1 million in 2005 compared to 2004. This increase was primarily due to the acquisition of substantially all of the assets from Axxima in the first quarter of 2005. Many of the assets identified in the acquisition were laboratory leasehold improvements and were depreciated over the remaining life of the lease. The lease was terminated in 2005 and was not renewed.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, business development, marketing, investor relations, legal, information technology, human resources, and sales. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, travel, insurance premiums and depreciation. We expect costs to increase significantly as we continue to develop our sales and marketing groups in anticipation of the potential commercialization of satraplatin in late 2007.

2006 vs. 2005

The following table summarizes the changes in general and administrative expenses for the years ended December 31, 2006 and 2005 (in millions of €, except % change):

	2006	2005	Change	% Change
Employee compensation including stock-based compensation	12.1	10.5	1.6	15.2%
Facilities	3.8	4.4	(0.6)	(13.6)%
Depreciation	0.3	0.3	0.0	—
Other	7.6	5.4	2.2	40.7%

Total general and administrative expenses	23.8	20.6	3.2	15.5%

General and administrative salaries and payroll costs increased € 1.6 million or 15.2% in 2006 compared to 2005. The increase in employee compensation expenses was primarily due to the establishment of a sales and marketing organization in anticipation of the potential satraplatin product launch in the U.S. We expect expenses in this area to continue to increase significantly in 2007 as we continue to expand the sales and marketing organization.

Other general and administrative expenses increased € 2.2 million to € 7.6 million or 40.7% in 2006. This increase resulted mainly from increases in recruiting costs and consulting fees related to the formation of our sales and marketing team.

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

General and administrative salaries and payroll costs increased € 2.8 million. Compensation costs for stock-based compensation increased € 1.8 million in 2005. This increase resulted from the recognition of compensation of stock-based issuances granted in the fall of 2004. The aggregate value of 2004 stock-based compensation grants was higher than in other years and, since expense is recognized over the vesting period of four years, part of that higher value was expensed during 2005. Partly as the result of adding new full-time employees in the general and administrative area, salaries and payroll costs increased € 1.0 million in 2005.

Facilities expenses increased € 2.8 million in 2005 as the result of the recognition of loss on a sublease contract. The loss represents the present value of the projected shortfall between our rent obligation under the lease and the rental income to be received over the term of the sublease. Since the loss that was recognized related to the term of the lease, no additional losses from the sublease are expected to be incurred other than the periodic accretion of the present value of the loss accrual.

Other general and administrative expenses increased € 1.9 million to € 5.4 million in 2005. This increase resulted from ongoing compliance costs, namely insurance and consulting costs, related to our listing on NASDAQ. Other increases resulted from legal fees related to business development and other corporate activities during 2005.

Stock-based Compensation

Stock Options and Convertible Bonds

Prior to January 1, 2006, we accounted for stock-based compensation under SFAS No. 123, “Accounting for Stock-Based Compensation”. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires all share-based payments to employees to be recognized in the financial statements based on their fair values. We elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options and convertible bonds at the date of adoption. We also changed the method used to estimate fair values from a closed form option pricing model to a Monte Carlo simulation.

Upon the adoption of SFAS 123(R), we applied a forfeiture rate to the Company’s existing stock options and recognized in the Company’s statement of operations approximately €0.4 million as a reduction to compensation expense for the year ended December 31, 2006.

The following table summarizes the allocation of stock-based compensation expense in the statement of operations during 2006, 2005 and 2004 (in million €):

	2006	2005	2004
Research and development expense	2.9	3.3	1.9
General and administrative expense	4.0	3.4	1.6

Total stock-based compensation expense	6.9	6.7	3.5

The fair value of stock-based compensation is amortized to expense using graded vesting. Graded vesting amortizes a larger portion of compensation expense to the earlier years of the vesting period. The increase in stock-based compensation expense in 2006 is due to the graded vesting of stock-based compensation granted during 2006. As of December 31, 2006, there was € 16,295,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. The weighted average period over which these compensation cost will be recognized is approximately 24 to 29 months.

Stock Appreciation Rights

Since 2004, we issued stock appreciation rights, or SARs, to members of the Supervisory Board and to certain members of the senior management team. These SARs vest upon certain performance trigger events such as (but not limited to) the marketing approval of satraplatin in the United States or the European Union (or both) and will be settled in cash. Therefore, SARs are accounted for as liability awards under SFAS No. 123R.

Compensation expense for SARs, if any, will be accrued and recognized based on the fair value at each balance sheet date. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the SARs. At December 31, 2006, we deemed the dosing of the first patient in a second registrational trial for satraplatin probable and therefore, recognized €151,000 as compensation expense for 128,750 SARs relating to this performance condition. In addition, we recognized €18,000 for SARs without performance conditions which are already fully vested. The majority of the cost was charged to research and development expense. As of December 31, 2006, there was € 8,297,000 of total unrecognized compensation cost related to unvested, non-probable, SARs granted. That cost was not yet recognized since the vesting of the underlying liability instruments was not deemed probable at December 31, 2006.

Other Income (Expense), net

A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivable, accounts payable and cash. In 2006, the U.S. dollar weakened against the euro, thus resulting in foreign currency losses of € (2.1) million. Conversely, strengthening of the U.S. dollar against the euro in 2005 resulted in foreign currency gains of € 2.4 million.

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities and short-term investments totaled € 95.5 million, and our restricted cash totaled € 1.5 million, at December 31, 2006. We invest our cash in investments that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. As a general policy, we do not invest in equity securities for cash management purposes. Any equity securities we own were acquired as part of licensing agreements.

We have historically financed our operations primarily through the issuance of equity securities, cash payments (including licensing fees) from several collaboration partners, interest earned on investments, government grants, capital lease financings, and long-term debt.

The following table summarizes our sources of funding over the last five years (in thousands of €):

Year	From the issuance of equity securities, net	From cash payments from collaboration partners	From interest on investments	From convertible bond issuances	Other sources of financing(1)	Total
2006	40,623	34,816	4,446	970	1,661	82,516
2005	10,929	7,501	3,558	580	—	22,568
2004	80,014	9,348	1,966	935	—	92,263
2003	292	16,383	3,276	517	807	21,275
2002	290	15,814	3,866	281	1,915	22,166

(1)	Other sources of financing include capital lease financings, issuance of long-term debt, and funds received from governmental grants.

Under the co-development and license agreement with Pharmion GmbH signed on December 19, 2005, our qualifying development expenses related to satraplatin are partially shared with Pharmion, which resulted in co-development revenues and cash inflows. Under the agreement, we are also eligible to receive up to an additional $210 million in total payments contingent upon the achievement of regulatory and sales milestones, in addition to royalties on net sales.

In January 2007, we sold 1.56 million newly issued ordinary shares in a private placement with net proceeds of € 32.6 million.

Capital resources derived from cash payments from collaboration partners (other than Pharmion) have declined over the last five years. This decline is the result of not entering into significant new collaboration agreements in recent years and the completion of several collaboration agreements. This decline reflects our change in emphasis to drug development from technology and collaboration activities in recent years. We expect this trend to continue.

A large portion of the capital resources used to fund operations has been derived from the issuance of shares in various significant equity transactions. As of December 31, 2006, our shareholders have authorized the future issuance of 28,746,686 ordinary shares for specific purposes. The following table summarizes the ordinary shares authorized to be issued for different purposes:

As of December 31,
2006
Shares issued and outstanding	33,895,444
Authorized shares for the purpose of:
Exercise of stock options	4,472,583
Exercise of convertible bonds	3,411,166
Potential merger and acquisition activities, in-licensing activities and future capital increases	14,862,937
Subscribed shares	53,500
Potential convertible debt issuances	6,000,000

Total shares authorized	62,695,630

The following table summarizes selected information from our consolidated statements of cash flows and balance sheets for 2006, 2005 and 2004 (in million €):

Selected Cashflow Information	2006	2005	2004
Operating activities
Net Loss	(64.0)	(62.2)	(39.9)
Adjustments to net loss, including changes in working capital	27.4	19.4	2.1

Net cash used in operating activities	(36.6)	(42.8)	(37.8)
Investing activities
Purchases of property, equipment and licenses	(1.9)	(4.5)	(1.0)
Proceeds from sale of property and equipment	—	0.2	—
Net proceeds (purchases of) marketable securities and short-term investments	5.6	4.3	(16.0)

Net cash (used in) provided by investing activities	3.7	—	(17.0)

Financing activities
Proceeds from shares issued:
Asset acquisition	—	10.4	—
Equity offering	36.1	—	78.0
Exercises of stock-based compensation	4.2	0.5	2.0
Subscribed shares	0.3
Other financing activities	1.0	0.6	(0.3)

Net cash provided by financing activities	41.6	11.5	79.7
Net (decrease) increase in cash	7.8	(28.9)	24.5
Cash and cash equivalents at end of year	38.3	30.6	59.4
Marketable securities and short-term investments at end of year	57.2	63.1	69.2

Total cash, cash equivalents, marketable securities and short-term investments	95.5	93.7	128.6

We expect to incur substantial costs as we continue to expand our discovery programs, development activities, and sales and marketing programs. These costs include: (1) completing our Phase 3 registrational trial for satraplatin; (2) obtaining marketing approval for satraplatin; (3) undergoing additional trials with satraplatin; (4) initiating new and completing current clinical trials for our monoclonal antibody product candidate and our discovery programs; and (5) other costs related to sales and marketing activities.

We believe our cash, cash equivalents, marketable securities, and short-term investments on hand, interest earned on our investments as well as potential product sales from satraplatin and future payments we expect to receive from our collaboration with Pharmion and potential other partners in territories such as Japan are sufficient to fund our anticipated operating requirements for at least the next 12 months from the date of this annual report. If, at anytime, our ability to internally finance our research programs changes, we may decide to reduce research and development expenses by delaying, discontinuing or reducing our funding of development of one or more product candidates. Alternatively, we might raise funds through public or private financings, collaborations or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Similarly, financing obtained through future co-development or co-marketing arrangements may require us to forego certain commercial rights to, and revenues from, current or potential product candidates. Our failure to raise capital, if and when needed, could have a negative impact on our business, financial condition, operating results, and ability to pursue our business strategy.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2006 (in thousand €):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	19,971	4,807	9,965	5,199	—
Convertible bonds	3,108	—	—	—	3,108
Research obligations	246	246	—	—	—

Total	23,325	5,053	9,965	5,199	3,108

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Munich, Germany, Waltham, Massachusetts and Princeton, New Jersey. The amounts shown represent cash payments to lessors. One lease calls for future incremental increases in rental payments in 2008. This increase is included in the table above; however, the rent expense is accounted for on a straight-line basis in accordance with U.S. GAAP. Payments for facility leases are offset by payments received from sublessors. As of December 31, 2006, the aggregate future minimum rentals to be received under non-cancelable subleases with ALTANA Pharma and another company were approximately €1.0 million.

The contractual obligations table does not include amounts for milestone payments. We have entered, and from time to time we may enter, into agreements under which we are or may be obligated to make payments which are contingent upon the occurrence of certain events. As of December 31, 2006, the total maximum amount of milestone payments we may be obligated to make under these agreements was approximately € 48.0 million. However, this number includes obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, it is unlikely that all of these milestones will be achieved. In 2005, we made actual payments of approximately € 0.4 million under these agreements, all of which were in connection with milestones relating to preclinical studies and clinical trials. We made no such payments in 2006.

The actual amounts and the timing of these contingent payments depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the substance and timing of decisions made by the Food and Drug Administration, the United States Patent and Trademark Office and other regulatory authorities, and the volume of sales or gross margin of a product in a specified territory, as well as certain other factors. These events are subject to numerous risks and uncertainties, including those discussed under “Risk Factors” in Item 3 and, therefore we cannot accurately predict the timing, probability and amounts of these payments. Accordingly, costs related to these payments are only reflected in our consolidated financial statements when the achievement of the underlying milestone is deemed probable.

Off-Balance Sheet Transactions

We have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we are not engaged in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had been engaged in these relationships.

German Tax Treatment of Loss Carry-Forwards

We have significant tax loss carry-forwards. Please refer to page F-25 in our financial statements included in this annual report for a detailed description of income taxes. Under current German tax law, a corporation is generally permitted to set-off loss carry-forwards (Verlustvorträge) against annual taxable income up to € 1.0 million. The remaining loss carry-forwards can be set-off against up to 60% of the taxable income of the individual tax assessment period. Any set-off against loss carry-forwards requires that the offsetting entity is economically identical with the loss-incurring entity. According to the German Corporate Income Tax Act (Körperschaftsteuergesetz), the offsetting entity would not be economically identical to the loss-incurring entity if:

•

at any time more than 50% (in aggregate) of the shares in a corporation are transferred, which, according to the German tax authorities, includes the subscription of new shares issued in the course of a capital increase to new shareholders, and

•	predominantly new assets are injected into such corporation within a period of five years thereafter.

Any loss carry-forwards existing at the time of occurrence of these two conditions will no longer be available for set-off against any of the corporation’s current and future taxable income. Thereafter, a corporation would generally be permitted to set-off only newly incurred losses against € 1.0 million per year of its taxable income of the following years. The remaining loss carry-forwards can be set-off against up to 60% of the taxable income of the individual tax assessment period.

As of December 31, 2006, the statue of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2004.

At December 31, 2006, 2005, and 2004, we had deferred tax assets representing the benefit of accumulated tax net operating loss carry-forwards. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that our deferred tax assets will not be realized.

On May 25, 2007, the German Federal Parliament (Bundestag) adopted a bill called the Business Tax Reform Act 2008 (Unternehmensteuerreform 2008). It is generally expected that the Federal Council of Germany (Bundesrat) will adopt the bill in July 2007 and that it will come into force (mostly starting in 2008) without further changes. (See also Item 10—Taxation). The Business Tax

Reform Act 2008 provides, inter alia, for a change of the rules regarding loss-bearing companies. The new rules apply beginning with the 2008 assessment period. In general, however, the existing rules remain applicable until 2013 and need to be taken into account in addition to the new rules. Under the new rules, the injection of predominantly new assets will no longer be a decisive factor. The loss carry-forward and current losses of an entity will be lost (at least partially) if one acquirer, a group of related acquirors or even various unrelated acquirors with “similar interests” (gleichgerichtete Interessen) acquire directly or, which signifies a tightening of the rules, indirectly, over 25% of shares in the loss-bearing corporation within 5 years (so-called harmful acquisition of participations). At this point, we cannot reliably estimate the impact of the Business Tax Reform Act on the Company.

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

Revenue Recognition

The Company’s revenues consist of fees earned from co-development and license agreements, research and development collaboration agreements, and grant revenues. Revenues from co-development and license agreements and from research and development collaboration agreements can be derived from licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”), and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”). In accordance with SAB 104, the Company recognizes revenue on research and development activities as they are performed as long as there is persuasive evidence that an arrangement exists, the fee is fixed or determinable, and collection of the related receivable is probable. The terms of GPC Biotech’s arrangements may contain multiple elements which can include non-refundable upfront payments such as reimbursement fees or license fees, payments based upon certain milestones, payments to co-fund the development of a product and royalties on product sales. The Company evaluates these arrangements to determine if the deliverables are separate units of accounting in accordance with EITF 00-21, allocates total consideration based on the residual method and then applies the appropriate revenue recognition criteria for each unit of accounting.

Applying SAB 104 and EITF 00-21 requires significant management judgment and facts and circumstances can change as the research and development activities proceed. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

The Company can receive a non-refundable fee upfront upon signing of a co-development and license agreement. This fee represents an advance payment for the reimbursement for a portion of the Company’s future research and development costs as well as compensation to the Company for historical research and development costs incurred. GPC Biotech can also receive non-refundable licensing and technology access or an initiation fee upfront upon signing of a research and collaboration agreement.

In addition, GPC Biotech can receive fixed non-refundable annual licensing fees upfront each year for the duration of the license agreement. In accordance with SAB 104, all fees received or to be received under these arrangements are recognized on a straight-line basis typically over the term of the agreements or over a different term if more appropriate, as this is the period over which the license is granted or the Company is substantially and continually involved.

In some instances, the Company is due to receive non refundable “milestone” fees from counterparties upon the achievement of predetermined targets, which are defined in the collaboration agreements. These milestones are for future significant clinical, regulatory or sales achievements and as such are considered to be substantive. The Company accounts for milestone payments under the milestone based accounting method which distinguishes between up-front and milestone payments for accounting purposes instead of combining them. The milestone payments are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone and do not depend on further activities after the achievement of the milestone. In substance, each substantive milestone is treated as if it is a separate contact and recognized entirely and immediately when achieved. These milestones are subject to significant contingencies and therefore, the related contingent revenue is not recognized as revenue until the milestone has been reached and customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized, unless there is other persuasive evidence that the milestone event is reached and the milestone fee is earned.

Cash receipts from partners in co-development arrangements are generally based upon a fixed-percentage of agreed upon research and development and commercialization costs incurred by the Company in developing a drug candidate or as a yearly flat fee rate per development employee or per research scientist. Revenue from these co-development arrangements are recognized as collaboration revenues in the consolidated statement of operation as the related costs are incurred and the services by the development employees or research scientists are rendered. If cash is received prior to the activity having been performed, these amounts are deferred and recognized in future periods when the co-development costs are incurred.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred. Grant agreements include a budget that specifies the amount and nature of expenses allowed during the entire grant term. Expenses incurred under the grants are calculated according to agreed-upon terms on a quarterly basis, filed with the grant partner, and recorded as revenue. The grant partner makes payments to the Company based on these calculations. The calculation of the amount and nature of the expenses incurred under the grants involves management judgment. The Company recognizes grant revenues based on estimated calculations of expenses incurred under the grants. If these estimated calculations change, the Company will then adjust grant revenues in the subsequent period. The Company believes that its calculations are based on the agreed-upon terms as stated in the grant agreements. However, the grant partner has the right to audit the Company’s calculations. If the grant partner disagrees with GPC Biotech’s calculations, then the amount of grant revenue recognized could change. Historically, the calculations have not been changed as a result of an audit by the grant partner.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate certain expenses as of each balance sheet date and make appropriate accruals based on these estimates. Our accrued expenses include:

•	contract service fees, such as amounts paid to contract research organizations;

•	professional service fees, such as amounts paid to attorneys, accountants and investigators in conjunction with preclinical and clinical trials;

•	fees paid to contract manufacturers in conjunction with the production of materials related to our product candidates; and

•	development milestone accruals.

In connection with these fees, our estimates are affected by our understanding of the status and timing of services provided relative to the actual level of services performed by the service providers. In the event that we under- or over-estimate the level of services or the costs of such services, our reported expenses for a reporting period could be overstated or understated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to our judgment. We make these judgments based upon the facts and circumstances known to us at the date of the Financial Statements. For the periods presented in our consolidated financial statements, we have made no material adjustments to our estimates of contract research and professional services fees.

In connection with our research and development programs, we may incur milestone payments to other parties. In accordance with SFAS 5, we expense milestone payments when we incur the liability, which is when the milestones are deemed probable.

Stock-Based Compensation

We grant stock options to our Management Board, senior management, and to employees. Under the terms of our stock option plans, options are exercisable within ten years of the date of grant, subject to an initial two-year waiting period as required by German law. The exercise price equals the average of the market price of our ordinary bearer shares over a five-day period prior to the date of grant.

Prior to January 1, 2006, we accounted for stock-based compensation under SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123. Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123(R), using the modified prospective method. Under the modified prospective method, we applied the provisions of SFAS 123(R) to new awards of stock-based compensation and to awards modified, repurchased, or cancelled after the required effective date. SFAS 123(R) requires that we apply a forfeiture rate to existing awards and apply the standard’s fair value recognition provisions. The fair value of stock options is estimated on the date of grant using the Monte Carlo valuation model for options granted from January 1, 2006. The Company recognizes compensation expense on a graded vesting basis as opposed to a straight-line basis. Graded vesting is due to the fact that portions of option grant vest at different times. Our options vest over four years at 25% each year. This means that one quarter vests over year one, one quarter over years one and two, one quarter over years one, two and three, and the last quarter over years one, two, three, and four. As such, the amortized compensation expense is higher in the first years than in the later years.

Upon the adoption of SFAS 123(R), we applied a forfeiture rate to the Company’s existing stock options and recognized a cumulative effect of approximately €0.4 million as a reduction to compensation expense for the year ended December 31, 2006.

We also grant convertible bonds to Management Board, senior management, and certain employees. In the past, we have also granted convertible bonds to our Supervisory Board. The fair value of our convertible bonds is calculated using the same vesting schedule and assumptions as those used for our stock options, and is recognized as compensation expense over the relevant vesting period of the convertible bonds, generally up to four years.

We estimate the fair value of our stock options and convertible bonds using various variables, including share price volatility, risk-free interest rate, future dividends to be paid by us, the life of the option or convertible bond and the expected forfeiture rate. We estimate share price volatility based on actual historical share prices over the estimated life of the option. We revise the estimate of the share price volatility at the beginning of each year and use the same volatility for all options and convertible bonds issued during the year, unless the market for our shares fluctuates significantly during a period, in which case the calculation is updated quarterly. The risk-free interest rate used in the calculation is the interest on debt issued by the German government with a maturity similar to the estimated life of the stock options or convertible bonds. We estimate that we will not pay dividends in the foreseeable future. We estimate the life of the option and convertible bonds to be equal to the vesting period of the option or convertible bond. Any changes in estimates of volatility, risk-free interest rate, future dividends, the life of the options and convertible bonds and forfeitures would result in increases or decreases in the amount of compensation expense recognized.

We also grant stock-based compensation with performance conditions in the form of SARs and convertible bonds. The vesting on SARs is contingent upon various performance conditions relating to satraplatin and will be settled in cash. As such, they are accounted for as liability instruments. Compensation expense for SARs, if any, will be accrued and recognized based on the fair value at each balance sheet date using the Black-Scholes valuation model. Compensation expense will be recorded when the performance conditions are probable and will be equal to the amount of cash ultimately paid to settle the SARs. In 2006, we recognized approximately €0.2 million as compensation expense for certain SARs in which their performance conditions were deemed to be probable.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we review long-lived assets for impairment when impairment indicators exist and, if necessary, recognize an impairment charge equal to the difference between the carrying amount of the asset and the fair value as determined by undiscounted cash flows.

Indicators that result in reviewing our long-lived assets for impairment are, among others, termination of research programs, restructuring programs, equipment obsolescence, idle equipment, or vacating of facilities. No impairment expense was recognized for the year ended December 31, 2006, 2005, and 2004.

Recent Accounting Pronouncement

In July of 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”), an interpretation of FASB Statement No. 109, which applies to all tax positions related to income taxes subject to SFAS 109. This includes positions that are considered routine as well as those with a high degree of uncertainty. The Company has certain deferred tax assets as a result of several years of losses from operations. In accordance with FIN 48, management must determine that it is more likely than not that sufficient future taxable income will be available to realize those deferred tax assets. As in the past, management has recognized a full valuation allowance for those deferred tax assets. The Company also does not take any other tax positions. Therefore, the adoption of FIN 48 in 2007 will not impact the Company’s financial statements.

In Item 18, pages F-13 and F-14 of the Consolidated Financial Statements, we disclose other new accounting standards; however we do not consider them to have an impact on our financial statements upon adoption.

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

The members of both the Management Board and the Supervisory Board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that are the responsibility of the other board pursuant to applicable law, our Articles of Association or the internal rules of procedure. Members of both boards owe a duty of loyalty and care to GPC Biotech. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, above all the interests of GPC Biotech, consisting of the interests of its shareholders as well as its employees and creditors.

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

Supervisory Board

Our Supervisory Board generally consists of six members, all of whom are elected by our shareholders in our annual general meeting in accordance with the provisions of the German Stock Corporation Act. Unless otherwise determined by our shareholders, under our Articles of Association, the term of a Supervisory Board member expires at the end of the annual general meeting in which the shareholders discharge the Supervisory Board member from liability in respect of the second fiscal year following the year in which the member was elected. The term of office of a member of our Supervisory Board ends at the annual general meeting after he or she has attained the age of 75. The chairman of our Supervisory Board, Dr. Jürgen Drews, will turn 75 during his current term.

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

Name	Year first elected	End of term(1)	Principal occupation
Jürgen Drews, M.D. (Chairman)(73)	1998	2009	Consultant of Bear Stearns Health Innoventure Fund LLC
Michael Lytton, J.D. (Vice Chairman)(50)	2001	2008	General partner of Oxford Bioscience Partners
Metin Colpan, Ph.D.(51)	1998	2009	Founder and member of the supervisory board of Qiagen N.V.
Don Soltysiak (63)	2007	2009	Consultant
Peter Preuss (63)	2001	2008	President of Preuss Foundation for Brain Tumor Research; Regent of the University of California
James M. Frates (40)	2004	2008	Chief Financial Officer, Senior Vice President and Treasurer of Alkermes, Inc.

(1)	Term ends upon the end of the annual general meeting passing a resolution on discharge from liability for actions during the fiscal year indicated.

The members of our Supervisory Board may be contacted at the German address of GPC Biotech. The Supervisory Board has determined that, with the exception of Mr. Soltysiak, who has an existing consulting arrangement with the Company (described under Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions” below) all of its current members are independent pursuant to the criteria contained in Nasdaq Rule 4200.

Jürgen Drews.    Chairman of the Supervisory Board since 2001. Dr. Drews was a Managing Partner at Bear Stearns Health Innoventures until September 2004 and is now acting as a consultant to that firm. Previously, he was the President of Global Research at Hoffmann-La Roche and a former member of the Board of Directors and a Partner of BIOMEDICINE, International Biomedicine Management Partners. He previously served as the Chairman of EuropaBio, the European Association for Bioindustries, which has more than 500 individual member companies. Dr. Drews was Chairman of the Board of Genaissance Pharmaceuticals, New Haven, CT until October 2005 and served on the boards of several biotech companies worldwide. Currently he is a board member at Human Genome Sciences, Rockville, MD and MorphoSys AG, Munich, Germany.

Michael Lytton.    Vice Chairman of the Supervisory Board since January 2004. Mr. Lytton has been a General Partner at Oxford Bioscience Partners since January 2001. Previously, he was Partner, Chairman of the Technology Group and member of the Executive Committee of Palmer & Dodge LLP. In this capacity, he advised GPC Biotech for several years. Mr. Lytton is a graduate of Princeton University and recipient of a Fulbright Scholarship for study at the University of London. He received an M.Sc. in Epidemiology and Medical Statistics from the London School of Hygiene and Tropical Medicine and his J.D. from Harvard Law School. Mr. Lytton also serves on the boards of several companies worldwide, including Acambis, Cambridge, UK, (until summer 2006); Alantos Pharmaceuticals, Cambridge, MA, Santhera Pharmaceuticals, Basel, Switzerland, Rib-X Pharmaceuticals, New Haven, CT, VaxInnate Corporation, Cranbury, NJ, Enanta Pharmaceuticals, Watertown, MA, Decision Biomarkers, Waltham, MA, Claros Diagnostics, Woburn, MA and, Radius Health, Cambridge, MA.

Metin Colpan.    Dr. Colpan is co-founder of Qiagen N.V. and served as Qiagen N.V.’s Chief Executive Officer and President from 1985 through 2003. Qiagen N.V. has been listed on Nasdaq since 1996 and on the Frankfurt Stock Exchange since 1997. He obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology, Darmstadt, Germany, in 1983. Prior to founding Qiagen N.V., Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf, Germany. Dr. Colpan has a wide range of experience in separation techniques, particularly in the separation and purification of nucleic acids, and has filed many patents in the field. Dr. Colpan serves on the boards of several biotechnology companies worldwide, including GenPat77 Pharmacogenetics AG, Berlin and MorphoSys AG, Munich, Germany. He is also a member of the board of Qiagen N.V., Venlo, The Netherlands. In addition, he is a consultant for the federal and state governments of Germany.

Don Soltysiak.    Mr. Soltysiak worked 34 years for Bristol Myers Squibb predominantly in numerous sales management positions and most recently for 16 years as Senior Vice President of Sales for the U.S. Oncology Division. He retired from Bristol Myers Squibb in 2003 and has since served as a consultant for a variety of pharmaceutical and biotech companies, including OSI Pharmaceuticals, Imclone Systems and Celgene (where he currently serves on the oncology advisory board). He also currently has a consulting agreement with GPC Biotech, described in greater detail below under Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions” below. Mr. Soltysiak holds a B.A. from Moravian College, Bethlehem, PA, USA.

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

Peter Preuss.    Peter Preuss is President and founder of the Preuss Foundation for Brain Tumor Research, and is currently serving a twelve-year term as a Regent of the University of California. He is a former member of the Advisory Committee to the Director of the National Institutes

of Health. Mr. Preuss was founder and Chief Executive Officer of Integrated Software Systems Corporation, one of the world’s first software companies. His extensive business expertise and experience has been recognized by numerous awards, honors and memberships in Honorary Societies. In 2004, Mr. Preuss received the Woodrow Wilson award for public service. He has been on the boards of various biotech and high-tech companies, both public and private. Mr. Preuss holds an advanced degree in mathematics from the University of California, San Diego, CA.

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

According to our Articles of Association and the internal rules of procedure of the Management Board, a quorum of the Management Board is present when all members were invited or requested to participate in a decision and three-quarters of its members participated. If not otherwise required by law, the Management Board makes decisions by a simple majority of the votes cast. In case of deadlock, the resolution is not adopted.

The following table shows the members of the Management Board, their ages, current areas of responsibility, the years in which they were initially appointed, the end of their current terms and membership in statutory supervisory boards in Germany or abroad.

Name (age)	Year first appointed	End of term	Responsibility	Other board memberships
Bernd R. Seizinger, M.D., Ph.D. (50)	1998	3/2012	Chief Executive Officer	ALTANA Pharma AG(1), BioXell SpA and Santhera Pharmaceuticals AG

Elmar Maier, Ph.D. (41)	1998	4/2011	Senior Vice President Business Development and Chief Operating Officer (Munich, Germany)	GATC Biotech AG

Mirko Scherer, Ph.D. (39)	1999	3/2011	Senior Vice President and Chief Financial Officer	Member of the Börsenrat of the Frankfurt Stock Exchange, member of the foundation Stichting Preferente Aandelen QIAGEN

Sebastian Meier-Ewert, Ph.D. (39)	1998	4/2011	Senior Vice President, Chief Scientific Officer and Chief Operating Officer (Waltham, MA)	Immatics Biotechnologies GmbH

(1)	Until December 31, 2006.

The members of our Management Board may be contacted at the German address of GPC Biotech.

Bernd R. Seizinger, M.D., Ph.D.    Chief Executive Officer. Bernd R. Seizinger, M.D., Ph.D., has been Chief Executive Officer of GPC Biotech since 1998. He joined GPC Biotech from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham, Massachusetts, where he was Executive Vice President and Chief Scientific Officer (1996–1998). From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb Pharmaceutical Research Institute in Princeton, New Jersey, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger was at Harvard Medical School and Massachusetts General Hospital, where he served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger also held a visiting professorship at the Department of Molecular Biology at Princeton University. He was awarded his M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 scientific publications. He is a member of the Supervisory Boards BioXell SpA and Santhera Pharmaceuticals AG and was a member of the Supervisory Board of ALTANA Pharma AG (until December 31, 2006).

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

Management Team

Our Management Board is supported by a highly qualified and internationally experienced management team. Certain of the members of the management team, Mssrs. Hamm, Hatzis-Schoch, Richard, Rozencweig and Shah as well as Ms. George, together with the Management Board form our “Executive Committee”, which assists the Management Board in key management decisions.

Name (age)	Position
David R. Bancroft, Ph.D. (39)	Vice President Intellectual Property
Margaret Ference (48)	Vice President US Sales
Colin Freund (37)	Vice President Business Development (U.S.)
Martine George (58)	Senior Vice President, Clinical Development
Gregory H. Hamm (57)	Vice President Corporate Integration, Vice President Bioinformatics and Information Technology, Site Head Princeton
Brent Hatzis-Schoch, J.D. (42)	Vice President and General Counsel
Torsten Hombeck, Ph.D. (37)	Vice President Finance
Leon Kentner (49)	Vice President Quality Assurance
Nikolai Kley, Ph.D. (45)	Vice President Research, Waltham
Ramona Lloyd (43)	Vice President World Wide Regulatory Affairs & Quality Compliance
Thomas J. McKearn, M.D., Ph.D. (59)	Vice President Strategic Clinical Affairs
Edward F. McNiff, Ph.D. (54)	Vice President Pharmaceutical Development
Gerhard Mueller (43)	Vice President Drug Discovery
Michael E. Petrone, M.D. (56)	Vice President Clinical Operations
Benno Rattel (48)	Vice President Non-Clinical Development & Toxicology
John P. Richard (49)	Senior Business Advisor
Anne Marie Robertson (44)	Vice President World Wide Marketing & Product Planning
Marcel Rozencweig, M.D. (61)	Senior Vice President Drug Development
Hemanshu Shah, Ph.D. (46)	Vice President Commercial Operations

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

Margaret Ference.    Vice President US Sales. Margaret Ference has twenty-five years of pharmaceutical sales experience, including senior positions at several biotechnology companies, including Genentech, Inc. She joined GPC Biotech from the U.S. biotechnology firm Pharmacyclics, where she was Vice President of Sales and responsible for building a new sales force to launch an oncology drug. Ms. Ference received her B.S. in Pharmacy from St. Louis College of Pharmacy.

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

Martine George.    Senior Vice President Clinical Development. Martine George, M.D. is a well-known oncology expert with over fifteen years of experience at major pharmaceutical companies, as well as several years in an academic position at the Institute G. Roussy, Villejuif, France. Prior to joining GPC Biotech, Dr. George was Senior Vice President, Head of Oncology at Johnson & Johnson Pharmaceutical Research and Development. Before that she held a number of executive positions in the areas of clinical and medical affairs, including at Johnson & Johnson, Rhone-Poulenc Rorer (now part of Sanofi-Aventis), Sandoz Pharmaceuticals Corporation (now Novartis) and American Cyanamid. Dr George received her M.Sc. in pharmacology from the University of Montreal, Canada, and her MD from University Pierre and Marie Curie, Paris, France.

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

Torsten Hombeck.    Vice President Finance. Dr. Hombeck joined GPC Biotech in 1999 as Director Finance. He previously held positions in the area of Corporate Finance and Controlling at Beiersdorf AG, Hamburg, Germany, where he was responsible for South America. Dr. Hombeck graduated with a Degree in Business Administration from the European Business School in Oestrich-Winkel, Germany, where he also received his Ph.D. in Finance. Dr. Hombeck is a board member of Flakeboard America.

Leon Kentner.    Vice President Global Quality Assurance. Prior to joining GPC Biotech in 2007, Mr. Kentner held the position of Assistant Vice President External Supply Operations and prior to that Senior Director, Quality Assurance, both at Wyeth Pharmaceuticals. These positions focused on management of outsourced products generating over $1B in revenue. Previously, he served as Director Global Audit Services and Director Quality for the North American region at Rhone Poulenc Rorer (now Sanofi Aventis). Mr. Kentner received his B.S. in Pharmacy from Albany College of Pharmacy and his MBA in Manufacturing Strategy from Rochester Institute of Technology.

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

Ramona Lloyd.    Vice President World Wide Regulatory Affairs & Quality Compliance. Dr. Ramona Lloyd has fifteen years of pharmaceutical regulatory experience and has held senior regulatory positions at major pharmaceutical companies. She joined GPC Biotech from Bristol-Myers Squibb, where she was Vice President, Global Regulatory Operations. At GPC Biotech she will have worldwide responsibility for Responsibility for Regulatory Affairs, Quality Compliance and Document Management.

Thomas J. McKearn.    Vice President Strategic Clinical Affairs. Dr. McKearn is responsible for the design and implementation of our clinical and regulatory development strategy for new lead candidates as they enter development through eventual registration and commercialization. His responsibilities include oversight of all clinical study protocols, selection of investigators, and the review and analysis of study results. His position also serves as the primary point of contact with worldwide regulatory agencies and health authorities. Furthermore, Dr. McKearn plays a key role in our compound in-licensing strategy. Prior to joining GPC Biotech in 2002, Dr. McKearn held several executive positions both in biotech and in the pharmaceutical industry. He was a founder and Chief Executive Officer of Cytogen Corporation. His most recent position was Executive Director Strategic Science & Medicine at Bristol-Myers Squibb Company, Pharmaceutical Research Institute.

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

Gerhard Müller.    Vice President Drug Discovery. Dr. Müller joined GPC Biotech in 2005 in connection with its acquisition of Axxima Pharmaceuticals, where he held the position of CSO from 2003 to 2005. Prior to his tenure at Axxima Pharmaceutical, Dr. Müller headed the Medicinal Chemistry department at N. V. Organon, the Pharmaceutical Business Unit of Akzo Nobel, from 2001 to 2003. Before 2001, Dr. Müller held various positions within Life Science Research at the Central Research Facilities at Bayer AG, which he joined in 1994. He began his professional career as a Medicinal Chemist in the Biomolecular Structure Department of Glaxo Group Research in Verona, Italy. Dr. Müller received his Ph.D. in Organic Chemistry in 1992 from the Technical University of Munich.

Michael E. Petrone.    Vice President Clinical Operations. Dr. Petrone is responsible for overall management of investigational clinical trial operations, including Phase 1 through Phase 3 trials through to eventual trial completion and registration. These responsibilities include clinical trial outsourcing. He has more than 15 years of experience in the pharmaceutical and biotechnology industry in the areas of clinical trials management and outsourcing, strategic planning, product development, and clinical research from the initiation of clinical trials to marketing approval. Prior to joining GPC Biotech in 2002, Dr. Petrone held several executive positions both in the pharmaceutical industry and biotech. He most recent positions were with Roberts Pharmaceutical Corporation and Principia Pharmaceuticals.

Benno Rattel.    Vice President Nonclinical Development. Prior to joining GPC Biotech in 2001, he held the position of Director of Nonclinical Drug Development at Fujisawa Germany, where he was responsible for the departments of pharmacology, safety pharmacology, toxicology as well as the steering of scientific contract research. Prior to that, Dr. Rattel was Head of Toxicology at Klinge Pharma and supported Fujisawa/Osaka as a toxicological consultant. Dr. Rattel has more than 20 years of working experience in the pharmaceutical industry, is a veterinarian by training, received his PhD at the Ludwig-Maximilian-University Munich, is board certified as a pharmacologist and toxicologist as well as a specialist in animal welfare and has received a training in toxicological pathology. He is a member of the government-appointed regional animal welfare commission.

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

Anne Marie Robertson.    Vice President, World Wide Marketing and New Product Planning. Ms. Robertson joined GPC Biotech in 2007. Prior to joining GPC Biotech, Ms. Robertson was Executive Director for Strategic Marketing at OSI Pharmaceuticals, where she was responsible for the Tarceva Brand Team. Earlier she held various marketing and sales positions at Sanofii-Aventis and Bristol-Myers Squibb in the oncology area. Ms. Robertson received her MBA degree from Baruch College and B.S. from Rensselaer Polytechnic Institute.

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

Compensation of Management Board and Supervisory Board Members

Compensation of Members of the Management Board

We have entered into service agreements with all current members of our Management Board. These agreements generally provide for a base salary and an annual performance-based bonus. For a discussion of the stock option and similar plans in which the members of our Management Board participate, see “—Equity-Based Plans”. In addition to these fixed and variable remuneration components, under the terms of their service agreements, the members of our Management Board are entitled to specific insurance benefits (including accident and D&O insurance) and reimbursement of necessary and reasonable disbursements. In the event of a change in control and termination of employment within a specified period thereafter, each member of our Management Board is entitled to severance benefits in the amount of 200% (300 % in the case of the Chairman of our Management Board) of the sum of their respective highest annual salary on or after the date of the change in control and the average of their respective last two annual bonuses received prior to the change in control. In addition, subject to the term of the stock options and convertible bonds under the terms and conditions of the relevant plan or program (see “—Equity Based Plans”), stock options and convertible bonds granted to the members of our Management Board are fully vested and may no longer be terminated upon a change in control. A change in control will have occurred (pursuant to applicable German corporate law) if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 50 % of the outstanding voting rights in GPC Biotech or, if as a result of a merger or reverse merger the shareholders of GPC Biotech prior to the effective date of such transaction cease to own more than 50 % of the outstanding voting shares in the merged entity. Furthermore, Dr. Seizinger, the Chairman of our Management Board, is entitled to severance benefits in the amount of 200 % of the sum of his last annual salary and the average of his last two annual bonuses in the event that our Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond March 2012. The other members of our Management Board are entitled to severance benefits in the amount of 100 % of their respective last annual salaries in the event that our Supervisory Board determines not to renew their respective service agreements beyond their current term.

We believe that the service agreements between GPC Biotech and the members of our Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practices.

2006 Summary Compensation Table (in €):

	Annual Compensation
	Salary		Cash Bonus	Fair Value of Convertible Bonds(1)	All Other Compensation		Total Compensation
Bernd R. Seizinger, M.D., Ph.D.	483,127	(2)	489,492	2,376,400	30,862	(3)	3,379,881
Elmar Maier, Ph.D.	281,522		171,353	1,188,200	—		1,641,075
Sebastian Meier-Ewert, Ph.D.	308,198		187,584	1,188,200	—		1,683,982
Mirko Scherer, Ph.D.	301,635		183,591	1,188,200	—		1,673,426

Total	1,374,482		1,032,020	5,941,000	30,862		8,378,364

(1)	Granted in 2006.
(2)	Includes $ 258,492 which has been converted into euro at the US$/euro exchange rate of $ 1.00 = €0.7961 (average exchange rate during the year).
(3)	This amount represents a double household allowance.

Compensation of Members of the Supervisory Board

Since May 24, 2006 our Articles of Association provide that the Chairman of our Supervisory Board receive an annual fixed remuneration of € 35,000 in cash, that the Vice Chairman receive an annual fixed remuneration of € 25,000 in cash and that all other members of our Supervisory Board receive an annual fixed remuneration of € 15,000 in cash. In addition, members of our Supervisory Board who serve on Supervisory Board committees receive cash-based remuneration in addition to their annual fixed remuneration as follows: for activity as chairman of one or more committees (other than the Audit Committee), a member of the Supervisory Board receives an additional € 5,000 (plus any value added tax on such amount) annually, and, for activity as a member of a committee (other than the Audit Committee), a member of the Supervisory Board receives an additional € 2,500 (plus any value added tax on such amount) annually. The chairman of the Audit Committee receives an additional € 10,000 (plus any value added tax on such amount) annually and the other members of the Audit Committee each receive an additional € 5,000 (plus any value added tax on such amount) annually. The members of the Audit Committee do not receive any additional cash-based remuneration for their service on any other committee.

Since May 24, 2006 our Articles of Association also provide that each Supervisory Board member receives an annual compensation of 7,500 in the form of stock appreciation rights, or SARs that vest upon certain performance conditions. The stock appreciation rights are granted annually on the first day of the first month after our annual shareholders meeting or on June 1, 2006 for the past year. Dr. Drews, as the Chairman of the Supervisory Board, and Mr. Lytton, as the Vice Chairman of the Supervisory Board, received grants of 15,000 and 11,250 stock appreciation rights, respectively. Each member of the Supervisory Board received grants of 7,500 stock appreciation rights. In addition, each member of the Supervisory Board (including the Chairman of the Supervisory Board) who serves as the chairman of one or more Supervisory Board committees (other than the Audit Committee) received a grant of 5,000 stock appreciation rights. Furthermore, each member of the Supervisory Board, but excluding those members who are members of the Audit Committee, received grants of 2,500 stock appreciation rights in compensation for their service on one or more committees. The chairman and members of the Audit Committee received grants of 7,500 and 3,750 stock appreciation rights, respectively. The members of the Audit Committee do not receive any additional stock appreciation rights for their service on any other committee.

Each stock appreciation right represents the right to receive an amount in cash equal to the difference (if any) between the basic price of the stock appreciation right and the exercise price of the stock appreciation right after the completion of a specified holding period. The basic price of each stock appreciation right is € 11.07 for the SARs issued in 2006, which is equal to the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the five trading days preceding, and the five trading days after, the issue date. The exercise price will be the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the 60 trading days following the end of the holding period. The holding period of the stock appreciation rights began on the issue date and will end with the acceptance by the FDA of an NDA filing for satraplatin in an indication other than second-line hormone refractory prostate cancer. Any payments with respect to the stock appreciation rights are due within 100 calendar days after the end of the holding period.

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

We have no contracts with any of our Supervisory Board members that would provide for benefits upon termination of service on the Supervisory Board.

2006 Summary Compensation Table

Name	Salary (€)	Stock appreciation rights (number)
Jürgen Drews, M.D., Ph.D.(1)(4)(7)	40,986	20,000
Michael Lytton, J.D.(2)(3)(4)(5)	30,000	15,000
Metin Colpan, Ph.D.(5)(8)	20,000	11,250
Prabhavathi B. Fernandes, Ph.D.(9)	18,486	12,500
James M. Frates(6)(8)	25,000	15,000
Peter Preuss(3)(10)	22,500	12,500

Total	156,972	86,250

(1)	Chairman of the Supervisory Board.
(2)	Vice Chairman of the Supervisory Board.
(3)	Member of the Compensation Committee.
(4)	Member of the Finance Committee (until May 23, 2006).
(5)	Member of the Audit Committee.
(6)	Chairman of the Audit Committee.
(7)	Chairman of the Compensation Committee.
(8)	Member of the Corporate Governance & Nominations Committee.
(9)	Board Member until May 24, 2007, Chairman of the Finance Committee (until May 23, 2006).
(10)	Chairman of the Corporate Governance & Nominations Committee.

Equity-Based Plans

As of December 31, 2006, a total of 3,602,139 stock options and convertible bonds were issued and outstanding to purchase our ordinary bearer shares to members of our Management Board and a total of 116,500 stock options and convertible bonds to the members of our Supervisory Board. The following tables set forth all option and convertible bond grants to our Management Board as well as to our Supervisory Board by year of grant.

Supervisory Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)	Conversion rate	Exercise price(€)	Term life (years)
2000	20,000	1:1	17.89	10
2001	10,000	1:1	16.38	10
2002	—	—	—	—
2003	86,500	1:1	5.77	5	(1)
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—

Total	116,500

(1)	As of the date of the resignation as a member of the Supervisory Board, not exceeding two years.

Management Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)		Conversion rate	Exercise price(€)	Term life (years)
1998	98,480	(1)	1:1	1.16	10
1999	111,360	(1)	1:1	3.98	10
2000	191,000		1:1	6.62	10
	530,000		1:1	17.89	10
2001	140,000		1:1	9.69	10
	50,000		1:1	13.34	10
2002	12,500		1:1	5.24	10
	153,500		1:1	4.36	10
2003	31,250		1:1	2.70	10
	39,963		1:1	4.87	10
	143,926		1:1	4.96	10
2004	600,000		1.1	9.33	10
	590,000		1:1	10.90	10
2005	470,000		1:1	10.38	10
2006	650,000		1:1	16.03	10

Total	3,811,879

(1)

A total of 705,280 stock options initially granted to Dr. Seizinger in 1998 and 1999 were transferred by him to a financial institution in connection with cash settled share option agreements dated July and December 2001, as amended, respectively. Upon any exercise by him of the options granted in the agreement of July 2001, Dr. Seizinger will receive cash, not shares, from the financial institution. On any exercise by him of the options in the agreement of

December 2001, Dr. Seizinger will, provided that he has paid to the financial institution the amounts required by the agreement and that certain other conditions are satisfied, be entitled to receive cash, not shares, from the financial institution. In 2004, Dr. Seizinger exercised 120,000 of these options, which are not included in this table. Dr. Seizinger sold 66,127 cash settled shares that are not included in this table in 2005 and exercised 99,490 of these options and sold 117,200 cash settled shares in 2006.

We have established the following equity compensation plans for members of our Management Board, executives of our U.S. subsidiary and selected employees of GPC Biotech as well as consultants and members of our Supervisory Board:

German Equity-Based Plans

2007 through 2000 Stock Option Plans

We have established a new stock option plan each year from 2000 through 2007, with the exception of 2003. Under the 2007 through 2005 Stock Option Plans, employees of GPC Biotech and affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad are eligible to acquire our ordinary shares pursuant to stock options. Under the 2004 Stock Option Plan, the members of the management bodies and executives (Führungskräfte) of GPC Biotech and its affiliated subsidiary companies in Germany and abroad are eligible to acquire our ordinary shares pursuant to stock options. Under the 2002 Stock Option Plan, the members of our Management Board and selected employees of GPC Biotech are eligible to acquire our ordinary shares pursuant to stock options. Under the 2001 Stock Option Plan, selected employees of GPC Biotech, members of our Management Board and members of the management bodies of our affiliates (verbundene Unternehmen) are eligible to acquire our ordinary shares pursuant to stock options. Under the 2000 Stock Option Plan, selected employees of GPC Biotech, members of our Management Board, members of the management bodies of our affiliates as well as members of the Supervisory Board and consultants are eligible to acquire our ordinary shares pursuant to stock options.

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

A stock option granted under any of the 2007 through 2000 Stock Option Plans may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. A stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not be exercised until the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive stock exchange trading days (10 days in the case of the 2000 Stock Option Plan) within one month prior to exercise by a certain percentage (which percentage is ten % for the first year after the expiration of the two-year waiting period and is increased by five % for each year thereafter). A stock option granted under the 2007 through 2004 Stock Option Plans may not be exercised until the price of our shares develops better than a reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange for the 2004 and 2005 Stock Option Plans and the TecDax Index of the Frankfurt Stock Exchange for the 2006 and 2007 Stock Option Plans. In addition, pursuant to the 2007 through 2001 Stock Option Plans, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange.

In the event of the termination of service of an optionee, the unvested portion of any stock option grant is generally forfeited, and the vested and exercisable portion is terminated (i) six months after a termination of service due to the death of the optionee in the case of the 2007 through 2004 Stock Option Plans and 130 business days in case of the 2002 through 2000 Stock Option Plans or (ii) three months after termination of employment for any other reason in the case of the 2007 through 2004 Stock Option Plans (90 business days in the case of the 2002 Stock Option Plan and 30 business days in the case of the 2001 Stock Option Plan and the 2000 Stock Option Plan). In extraordinary circumstances (such as maternity leave, permanent disability or early retirement and similar circumstances), our Management Board, and, to the extent that our Management Board is concerned, the Supervisory Board, may abstain from terminating the stock option grants.

Notwithstanding the foregoing, a stock option may not be exercised following the expiration of its term, which under the plans cannot exceed ten years from the date of grant. A stock option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.

In the event of a merger with or into another entity (Verschmelzung), a change in our legal form (Umwandlung), a change in the notional nominal value of our ordinary shares and similar measures leading to the cancellation or conversion of the shares underlying the stock options, each outstanding stock option will be substituted by the right to purchase at the exercise price a specific number of shares or other interests (calculated on the basis of the fair market value of our ordinary bearer shares at the time of any such change) substituting our ordinary shares. In addition, our 2002 through 2000 Stock Plans provide that in the case of an issuance of new shares, stock options or convertible bonds with subscription rights for existing shareholders, the exercise prices of stock options issued under those plans will be reduced in the same ratio as the average trading price of the subscription rights of existing shareholders on all trading days in the XETRA auction at the Frankfurt Stock Exchange relates to the price of one share of GPC Biotech in XETRA’s final auction on the last trading day before the end of the subscription period.

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

The terms of the 1999 and 1997 Stock Option Plans are substantially similar to the terms of the stock option plans discussed in “—2007 through 2000 Stock Option Plans” above, with the following exceptions:

•	the exercise price for the stock options granted to optionees under the 1999 and 1997 Stock Option Plans was determined on the basis of the fair market value of our ordinary shares;

•

a stock option granted under the 1999 and 1997 Stock Option Plans may only be exercised if the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive bank working days within one month prior to exercise by a certain percentage (which percentage is 15 % for the first year after the expiration of the two-year waiting period and is increased by five % for each year thereafter);

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

U.S. Equity-Based Plans

Under the 2007 through 2004 Stock Option Plans, selected employees of GPC Biotech and directors of our U.S. subsidiary are eligible to acquire our ordinary shares pursuant to stock options. Under the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, selected employees of GPC Biotech and employee directors of our U.S. subsidiary and members of our Management Board are eligible to acquire our ordinary shares pursuant to stock options. Under the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, selected employees and employee directors of our U.S. subsidiary, members of our Management Board and consultants of GPC Biotech, as well as members of the Supervisory Board residing in the United States, are eligible to acquire our ordinary shares pursuant to stock options.

Until 2007, stock options granted under these plans may be incentive stock options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or U.S. Internal Revenue Code, or non-qualified stock options, or NSOs, which do not so qualify. The aggregate fair market value of the ordinary shares represented by any given optionee’s ISOs that become exercisable for the first time in any calendar year may not exceed US$100,000. Stock options in excess of this limit are treated as NSOs. We ceased to offer options intended to qualify as ISOs in 2007; accordingly all options granted from January 1, 2007 are non-qualified stock options.

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

A stock option granted under any of our U.S. stock option plans may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. Furthermore, a stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan, the 2000 Stock Option Plan, or the 1999 Incentive Stock Option Plan may not be exercised until the price of our ordinary shares exceeds the exercise price of the stock option on five successive stock exchange trading days, or bank working days in the case of the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, during the one month prior to exercise by a certain percentage (which percentage is ten percent, 15 % in the case of stock options granted under the 1999 Stock Option Plan, for the first year after the expiration of the two-year waiting period and is in each case increased by five percent for each year thereafter). Likewise, a stock option granted under the 2007 Stock Option Plan, the 2006 Incentive Stock Options Plan and 2005 Incentive Stock Option Plan may not be exercised unless the price of our shares develops better than a reference index (which is the TecDax Index of the Frankfurt Stock Exchange in the case of the 2007 Stock Option Plan, the 2006 Incentive Stock Option Plan and the Prime IG Biotechnology Index of the Frankfurt Stock Exchange in the case of the 2005 Incentive Stock Option Plan), during the four weeks prior to the date of exercise and a stock option granted under the 2004 Stock Option Plan may not be exercised unless the price of our shares develops better than the weighted average of the Prime IG Biotechnology Index of the Frankfurt Stock Exchange and the Nasdaq Biotech Index during the four weeks prior to the date of exercise. In addition, pursuant to the 2005 Incentive Stock Option Plan, the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our annual report and our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech.

In the event of the termination of service of an optionee, the unvested portion of a stock option is generally forfeited, and the vested and exercisable portion generally terminates six months (eighteen months in the case of the 2002 Stock Option Plan, the 2001 Stock Option Plan, the 2000 Stock Option Plan, or the 1999 Incentive Stock Option Plan) after a termination of service due to the death of the optionee, three months (twelve months in the case of the 2002 Stock Option Plan, the 2001 Stock Option Plan, the 2000 Stock Option Plan, or the 1999 Incentive Stock Option Plan) after a termination of service due to the permanent disability of the optionee or three months after termination of employment for any other reason. Notwithstanding the foregoing, a stock option may not be exercised following the expiration of its term, which under the plans cannot exceed ten years from the date of grant. A stock option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.

In the event of a merger with or into another entity (Verschmelzung), a change in our legal form (Umwandlung), a change in the notional nominal value of our ordinary shares and similar measures leading to the cancellation or conversion of the shares underlying the stock options, each outstanding stock option will be substituted by the right to purchase at the exercise price a specific number of shares or other interests (calculated on the basis of the fair market value of our ordinary bearer shares at the time of any such change) substituting our ordinary shares.

In addition, our 2002 and 2001 Incentive Stock Option Plans provide that in the case of an issuance of new shares, stock options or convertible bonds with subscription rights for existing shareholders, the exercise prices of stock options issued under those plans will be reduced in the same ratio as the average trading price of the subscription rights of existing shareholders on all trading days in the XETRA auction at the Frankfurt Stock Exchange relates to the price of one share of GPC Biotech in XETRA’s final auction on the last trading day before the end of the subscription period.

Other statutory adjustment events may apply to all our stock options and convertible bonds in accordance with mandatory German law.

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

Convertible Bond Programs

On May 25, 2007, May 24, 2006, June 8, 2005, August 31, 2004, on May 21, 2003, and on June 11, 2002, respectively, our shareholders approved the implementation of the 2007 Convertible Bond Program, 2006 Convertible Bond Program, the 2005 Convertible Bond Program, 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program. Under these programs, members of the Management Board, members of the management bodies and other employees of GPC Biotech and its affiliated subsidiary companies and, with the exception of the 2004 and the 2007 Convertible Bond Programs, consultants are eligible to acquire our ordinary shares pursuant to convertible bonds, with a nominal value €1.00 per convertible bond.

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

Convertible bonds issued pursuant to our convertible bond programs may be exercised by the bondholder, after expiry of the two-year waiting period from the date of issuance, to obtain one ordinary share for each convertible bond upon payment of the conversion price and bear interest at 3.5% per annum starting from the date of issuance. The convertible bonds may be offered to the eligible persons for subscription within the last 15 working days of each calendar month. The time to maturity of the convertible bonds is ten years from the date of issuance, after which the convertible bonds lapse without compensation to the bondholder (other than repayment of the nominal amount of the convertible bond plus accrued interest). Convertible bonds are generally not transferable during the life of the bondholder, except to a credit institution specified by GPC Biotech following the expiration of the two-year waiting period or of the cancellation period described below.

Under any of our convertible bond programs, ordinary shares issued upon exercise of a convertible bond—provided that they are issued before the beginning of our annual general meeting that resolves on the allocation of retained earnings—are entitled to dividends from the beginning of the previous fiscal year. In the event that the ordinary shares are issued after our general meeting, such ordinary shares are entitled to dividends in the fiscal year in which they were issued.

Convertible bonds issued under our convertible bond programs generally vest and become uncancellable in one-quarter installments on each of the first four anniversaries of the date of issuance. A convertible bond may not be exercised until the occurrence of each of the following events: (i) satisfaction of a two-year waiting requirement (measured from the date of issuance); (ii) vesting; and (iii) the achievement of a share price performance goal on the date of exercise. Convertible bonds issued pursuant to the 2007 Convertible Bond Program, the 2006 Convertible Bond Program, the 2005 Convertible Bond Program and the 2004 Convertible Bond Program, however, may not be exercised unless the price of our shares develops better than a reference index, which is the TecDax Index of the Frankfurt Stock Exchange in the case of the 2007 and 2006 Convertible Bond Programs and the Prime IG Biotechnology Index of the Frankfurt Stock Exchange in the case of the 2005 and 2004 Convertible Bond Programs, in each case during the four weeks prior to the date of exercise. With respect to convertible bonds issued pursuant to the 2003 Convertible Bond Program, the price of our ordinary shares on the Frankfurt Stock Exchange on the date of exercise exceeds the share price on May 21, 2003 by 100%. With respect to convertible bonds issued pursuant to the 2002 Convertible Bond Program, the price of our ordinary shares on the Frankfurt Stock Exchange must exceed the exercise price of the convertible bonds on five successive trading days within one month prior to exercise by a certain percentage (which percentage is ten percent for the first year after the expiration of the two-year waiting period and is increased by five percent for each year thereafter). In addition, pursuant to any of our convertible bond programs, a convertible bond may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statement, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Notwithstanding the foregoing, convertible bonds may not be exercised following the expiration of their respective terms, which under the plans cannot exceed ten years from the date of grant. The convertible bonds are generally not transferable during the life of the bondholder, but are inheritable upon the death of the bondholder.

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

In addition, our 2004, 2003 and 2002 Convertible Bond Programs provide that in the case of an issuance of new shares, stock options or convertible bonds with subscription rights for existing shareholders, the conversion prices of convertible bonds issued under those plans will be reduced in the same ratio as the average trading price of the subscription rights of existing shareholders on all trading days in the XETRA auction at the Frankfurt Stock Exchange relates to the price of one share of GPC Biotech in XETRA’s final auction on the last trading day before the end of the subscription period.

Shares Reserved and Securities Issued and Outstanding Under Our Equity-Based Plans and Convertible Bond Programs

Our shareholders at annual general meetings approved the implementation of our German and U.S. equity-based stock option plans and convertible bond programs and the creation of several specific authorized and conditional capitals in amounts sufficient to service these plans and programs, as follows:

The shareholders at our annual general meetings may authorize our Management Board to increase our share capital with the consent of our Supervisory Board, within a period of five years by issuing shares for a certain total amount (genehmigtes Kapital or “authorized capital”). Our shareholders may also resolve to create conditional capital; however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue options to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution (bedingtes Kapital or “conditional capital”). Any resolution pertaining to the creation of authorized or conditional capital requires a majority of three-quarters of the share capital represented at the relevant shareholders’ meeting.

The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register. The aggregate nominal amount of the conditional capital created by the shareholders may not exceed one half of the share capital existing at the time of the annual general meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting options to employees and members of the management of our company or of an affiliated company may not exceed ten percent of the share capital existing at the time of the annual general meeting adopting the resolution.

The following table shows the number of our ordinary shares reserved for issuance under our various German and U.S. equity-based stock option plans and convertible bond programs out of various authorized and conditional capitals, as well as the number of options and convertible bonds granted and outstanding:

	Shares Reserved	Granted(1)	Exercised	Outstanding Options	Outstanding Convertible Bonds	Total Outstanding
Conditional Capital 1997	1,888,000	1,887,810	1,640,900	246,910	—	246,910
Conditional Capital 2000	49,000	45,900	600	45,300	—	45,300
Authorized Capital 1999	785,200	730,330	304,420	425,910	—	425,910
Authorized Capital 2000	1,880,245	1,631,422	642,572	988,850	—	988,850
Conditional Capital 2001	740,000	732,520	234,338	498,182	—	498,182
Conditional Capital 2002	1,310,000	1,306,550	496,018	474,393	336,139	810,532
Conditional Capital 2003	321,500	292,973	6,473	—	286,500	286,500
Conditional Capital 2004	1,800,000	1,800,000	4,875	847,800	950,000	1,797,800
Conditional Capital 2005	1,125,000	1,119,900	—	223,400	896,500	1,119,900
Conditional Capital 2006	1,315,000	996,600	—	96,600	900,000	996,600

	11,213,945	10,544,005	3,330,196	3,847,345	3,369,139	7,216,484

(1)	Net of cancellations.

We may continue to issue stock options under each of the 2007, 2006, 2005, 2004, 2002, and 2001 German and U.S. Equity-Based Plans. No additional grants will be made under the 1999 Incentive Stock Option Plan and the 1999 and 1997 Stock Option Plans. Furthermore, no additional grants will be made under the 2001 and 2002 convertible bond programs.

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

Finance Committee.    The Finance Committee has been disbanded effective May 23, 2006.

Employees

As of December 31, 2006, we had 245 employees worldwide, compared to 222 as of December 31, 2005, an increase of 10%. As of December 31, 2006, 49% of our employees were based in Munich, Germany and 51% were based in our Waltham, Massachusetts and Princeton, New Jersey facilities. Of our 245 employees at December 31, 2006, 178 are engaged in research and development activities and 67 are involved in general administration. None of our employees are covered by labor unions or covered by a collective bargaining agreement, nor have we experienced any work stoppages at our sites in the past. We believe that we have good relations with our employees. We draw on a pool of consultants from time to time for advice on certain matters in which we have not developed internal expertise.

On May 3, 2007, we announced the closing of our facility in Waltham, Massachusetts which will ultimately result in a staff reduction involving approximately 16% of our total workforce in three stages, through the end of 2007. Affected employees will be eligible for severance packages that include severance pay, continuation of benefits and outplacement services.

The following tables show the breakdown of the total year-end and average numbers of our workforce by main category of activity and geographic area for the past three years.

As of December 31, 2006	Research & Development	General & Administration	Total
Germany	94	27	121
United States	84	40	124

As of December 31, 2005
Germany	92	24	116
United States	78	28	106

As of December 31, 2004
Germany	52	24	76
United States	71	24	95

Average during the year ended December 31, 2006
Germany	92	27	119
United States	80	33	113

Average during the year ended December 31, 2005
Germany	92	25	117
United States	75	26	101

Average during the year ended December 31, 2004
Germany	70	25	95
United States	48	23	71

Share Ownership by Members of Our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Supervisory Board as of December 31, 2006, based on an aggregate of 33,895,444 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price(€)	Expiration Date
Jürgen Drews, M.D., Ph.D.	41,300	*	12,500 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/04/2010
Michael Lytton, J.D.	7,500	*	31,500 convertible bonds	5.77	05/30/2008
			10,000 options	16.38	03/13/2011
Metin Colpan, Ph.D.	19,400	*	10,000 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/04/2010
Prabhavathi B. Fernandes, Ph.D.	—	—	10,000 convertible bonds	5.77	05/30/2008
James Frates	1,000	*
Peter Preuss	87,500	*	22,500 convertible bonds	5.77	05/30/2008

Total	156,700	*	86,500 convertible bonds
			30,000 options

*	Less than one percent of class.

Management Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Management Board as of December 31, 2006, based on an aggregate of 33,895,444 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price (€)	Final Exercise Date
Bernd R. Seizinger, M.D., Ph.D.(1)	61,500	*	98,480 options	1.16	11/11/2008
			111,360 options	3.98	09/30/2009
			99,000 options	6.62	3/31/2010
			300,000 options	17.89	5/04/2010
			90,000 options	9.69	8/31/2011
			63,500 convertible bonds	4.36	8/31/2012
			18,925 convertible bonds	4.87	5/20/2013
			56,075 convertible bonds	4.96	5/21/2013
			400,000 convertible bonds	10.90	9/30/2014
			300,000 options	9.33	8/31/2014
			170,000 convertible bonds	10.38	9/30/2015
			260,000 convertible bonds	16.03	10/31/2016
Elmar Maier, Ph.D.(2)	170,000	*	23,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			65,000 convertible bonds	4.36	8/31/2012
			9,084 convertible bonds	4.87	5/20/2013
			26,916 convertible bonds	4.96	5/21/2013
			90,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
			130,000 convertible bonds	16.03	10/31/2016
Sebastian Meier-Ewert, Ph.D.(3)	194,405	*	69,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			12,500 options	5.24	7/31/2012
			21,250 convertible bonds	2.70	1/31/2013
			34,019 convertible bonds	4.96	5/21/2013
			2,870 convertible bonds	4.87	5/20/2013
			100,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
			130,000 convertible bonds	16.03	10/31/2016
Mirko Scherer, Ph.D.(4)	4,000	*	90,000 options	17.89	5/04/2010
			50,000 options	13.34	3/30/2011
			50,000 options	9.69	8/31/2011
			25,000 convertible bonds	4.36	8/31/2012
			10,000 convertible bonds	2.70	1/31/2013
			9,084 convertible bonds	4.87	5/20/2013
			26,916 convertible bonds	4.96	5/21/2013
			100,000 convertible bonds	9.33	8/31/2014
			100,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
			130,000 convertible bonds	16.03	10/31/2016

Total	429,905	1.27	1,633,340 options
			2,178,639 convertible bonds

*	Less than one percent of class.
(1)

During 2006 Dr. Seizinger exercised and sold a total of 216,690 options (including the sale of 117,200 cash-settled shares and 99,490 options under his arrangements with the third-party financial institution described under “—Equity Based Plans—Management Board Members” in Footnote 1 to the table) and exercised 61,500 convertible bonds. The 117,200 cash-settled shares were not previously included in this table because they are held in the name of the financial institution and do no longer represent options of GPC Biotech.

(2)	During 2006, Dr. Maier exercised and sold 146,000 options/shares and sold 23,722 shares.
(3)	During 2006, Dr. Meier-Ewert exercised and sold 97,500 options/shares, sold 60,000 shares, and exercised and sold 72,361 convertible bonds.
(4)	During 2006, Dr. Scherer exercised and sold 92,000 options/shares, sold 20,000 shares, and exercised and sold 30,000 convertible bonds.

As of December 31, 2006, the members of our Management Board held an aggregate of 429,905 shares of GPC Biotech, while the members of our Supervisory Board held an aggregate of

156,700 shares. The aggregate amount of our shares owned by current Management Board and Supervisory Board members amounts to approximately 1.7% of our outstanding share capital. Of this amount, Dr. Bernd Seizinger held 61,500 shares, Dr. Elmar Maier held 170,000 shares, Dr. Sebastian Meier-Ewert held 194,405 shares, Dr. Mirko Scherer held 4,000 shares, Dr. Metin Colpan held 19,400 shares, Dr. Michael Lytton held 7,500 shares, Dr. Jürgen Drews held 41,300 shares, Peter Preuss held 87,500 shares and James M. Frates held 1,000 shares. Individually, none of our Management Board or Supervisory Board members held more than 1.00% of our share capital.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The table set forth certain information regarding the ownership of our share capital of our principal shareholders who hold more than five percent (5%) of our voting rights. Ownership of the stock and voting rights are disclosed as of December 31, 2006 or as of such later date indicated below, according to the information available to us on the basis of notifications according to the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG).

As of December 31, 2006, a total 33,895,444 shares were outstanding, with 33,895,444 voting rights. The voting rights of our principal shareholders do not differ from the voting rights of any other shareholders.

Shareholder	Number of shares	% of share capital	% of voting rights
Dietmar Hopp(1)	2,270,740	6.64%	6.64%
DWS Investment GmbH(2)	1,947,850	5.39%	5.39%
DIT(3)	1,889,855	5.72%	5.72%

(1)

Information as of January 24, 2007, according to a notification received in accordance with Sec. 26 (1) WpHG. Voting rights of DH Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG are attributed to Dietmar Hopp.

(2)	Information as of May 25, 2007 according to a notification received in accordance with Sec. 26 (1) WpHG. DWS Investment GmbH is a subsidiary of Deutsche Bank AG.
(3)	Information by Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH (DIT) as of September 29, 2006 according to a notification received in accordance with Sec. 26 (1) WpHG.

To the knowledge of our management, no other shareholder owns directly or indirectly more than five percent of our equity or voting rights. As of December 31, 2006, the aggregate amount of our shares owned by current Management Board and Supervisory Board members amounts to approximately 1.7% of our outstanding share capital.

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

In addition, our shares are bearer shares and as a result we cannot reliably estimate the portion of our ordinary shares held in Germany or the number of record holders in Germany.

Changes in Principal Shareholders During the Past Three Fiscal Years

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

On April 3 and April 21, 2007 Dietmar Hopp, Oliver Hopp, DH Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, BW Verwaltungs GmbH and Bertold Wipfler each notified GPC Biotech that their respective shareholdings amounted to 8.66% of the GPC Biotech’s voting shares as of March 23, 2006. Each of the individuals and entities referenced is deemed to own the holdings of the others, so that the total share ownership does not exceed 8.66%.

On July 20, 2006, Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH informed us that as of that date, its shareholdings fell below 5% of GPC Biotech’s then-outstanding voting shares and amounted to 4.06%.

On October 4, 2006, Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH informed us that as of September 29, 2006 their shareholdings exceeded the threshold of 5% and amounted to 5.72% in public fonds (or 1,889,855 shares).

On October 20, 2006, Susanne Klatten and Altana AG informed us, that as of September 29, 2006 they no longer held shares in GPC Biotech.

On January 24, 2007, GPC Biotech raised gross proceeds of € 33.6 million (approximately $43.7 million) in a private placement with institutional investors by selling 1,564,587 million shares at a price of € 21.50 per share.

In connection with the January 24, 2007 private placement, DH Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG, the entities affiliated with Mr. Dietmar Hopp, provided a loan of GPC Biotech shares to the underwriters. As a result of the loan (pursuant to the disclosure requirements under the German Securities Trading Act), Dietmar Hopp, notified GPC Biotech on January 24, 2007 that his shareholdings amounted to 6.67% as of January 24, 2007 and Oliver Hopp, DH Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, BW Verwaltungs GmbH and Bertold Wipfler each notified GPC Biotech that their respective shareholdings amounted to 3.79% of GPC Biotech’s voting shares as of January 24, 2007. Each of the individuals and entities referenced in the immediately preceding sentence is deemed to own the holdings of the others, so that the total share ownership does not exceed 3.79% and Mr. Dietmar Hopp is deemed to own the 3.79% held by these individuals and entities in addition to another 2.88% he directly owns.

On February 5, 2007, Roland Oetker and ROI Verwaltungsgesellschaft mbH informed us that as of that date, their shareholdings fell below 5% of GPC Biotech’s then-outstanding voting shares and amounted to 4.64% (or 1,660,645 shares).

On February 22, 2007, Allianz Global Investors Kapitalanlagegesellschaft informed us that as of that date, their shareholdings fell below 5% of GPC Biotech’s then-outstanding voting shares and amounted to 4.74% (or 1,622,966 shares).

On May 4, 2007, Deutsche Bank AG informed us that as of April 26, 2007, the shareholdings of their subsidiary, DWS Investment GmbH, exceeded 5% of GPC Biotech’s then-outstanding voting shares and amounted to 5.01% (or 1.804.450 shares).

On May 21, 2007, Deutsche Bank AG informed us that as of May 15, 2007, the shareholdings of their subsidiary, DWS Investment GmbH, fell below 5% of GPC Biotech’s then-outstanding voting shares and amounted to 4.99% (or 1.799.710 shares).

On June 1, 2007, Deutsche Bank AG informed us that as of May 28, 2007, the shareholdings of their subsidiary, DWS Investment GmbH, exceeded 5% of GPC Biotech’s then-outstanding voting shares and amounted to 5.39% (or 1.947.850 shares).

Related Party Transactions

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe the principal transactions entered into since 2001 below.

In November 2001, we formed a strategic alliance with ALTANA Pharma AG in connection with the establishment by ALTANA Pharma of the ALTANA Research Institute, ALTANA Pharma’s U.S. research operation based in Waltham, Massachusetts. This alliance encompasses a technology transfer component as well as research collaboration. Pursuant to the agreement with ALTANA Pharma, we were assisting ALTANA Pharma with the ALTANA Research Institute through the transfer of certain of our genomic and proteomic technologies to the ALTANA Research Institute. Effective January 2003, we entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™ to ALTANA Pharma. We were entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding under these agreements. Under each of these agreements, ALTANA Pharma is also obligated to make certain milestone payments totaling approximately $15 million (subject to reduction in certain circumstances) to us in connection with the development and commercialization of each product resulting from the research collaborations. However, committed revenues from the collaboration and license agreement and the LeadCode agreement with ALTANA Pharma decreased substantially as the collaboration terms of those agreements approach their expiration in mid-2007. In the past, ALTANA Pharma was our largest customer, accounting for approximately 97% of our total revenues in 2005, 99% of our total revenues in 2004, and 94% of our total revenues in 2003. In addition, Dr. Seizinger, our President and Chief Executive Officer, was a member of the Supervisory Board of ALTANA Pharma AG, which is a subsidiary of ALTANA AG, until December 31, 2006.

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

Metin Colpan, a member of our Supervisory Board also serves on the board of Ingenium Pharmaceuticals AG. In connection with our acquisition of substantially all of the assets of Axxima, we became a successor to a Collaboration Agreement between Axxima and Ingenium Pharmaceuticals AG, dated as of October 30, 2004, with respect to the conduct of several programs for the research and development of specific targeted pharmaceutical products in the field of inflammation and pain and cardiovascular disease. Under the Collaboration Agreement, Ingenium agreed to share profits in the event they commercialize products from the collaboration in the fields of inflammation and pain. Similarly, we have agreed to share profits with Ingenium in the event we commercialize products from the collaboration in the field of cardiovascular disease. As of December 31, 2006, no monies had been paid to or received from Ingenium under the Collaboration Agreement. However, we also received a joint grant with Ingenium totaling €2.2 million (€1.1 million each) in committed funding from the German

Ministry for Education and Research through its BioChancePLUS program. This funding is available until 2007 and will support collaborative drug discovery efforts. The grant was transferred from Axxima to GPC Biotech and involves collaborative work initiated between Axxima and Ingenium. The goal of the collaboration is to establish proof of concept for the activity of specific kinase inhibitors in animal models covering several disease areas.

Don Soltysiak, a member of our supervisory board has entered into a consulting agreement with GPC Biotech, Inc., the Company’s wholly-owned subsidiary, according to which he provides consulting services for GPC Biotech, Inc. in the field of “Sales in Oncology” and shall inform the company in the event any information, results, technology or product opportunities arise in the field. The consulting agreement also provides that Mr. Soltysiak receives $3,000 per day (excluding expenses) for his services which are generally expected to require about 20 days per year and are not to exceed 25 days per year without written permission of the company. The consulting agreement’s current term ends on July 11, 2007. As from this date, either party may terminate the consulting agreement on 30 days prior written notice. During his tenure as a consultant to date, Mr. Soltysiak has primarily assisted the company by suggesting and interviewing candidates for GPC Biotech’s sales and marketing organization (primarily sales representatives) and has provided input and feedback on marketing strategies developed by GPC Biotech. Our Supervisory Board has reviewed and approved the terms of his consulting agreement, in accordance with the requirements of German law.

Loans Extended and Guarantees Provided

Under the provisions of the U.S. Sarbanes-Oxley Act enacted in July 2002 and our Corporate Governance Principles, no new loans or guarantees may be extended or provided to the members of our Management Board or the members of the Supervisory Board. In December 1998 and January and September 1999, we made loans in an aggregate amount of approximately €86,000 to Dr. Seizinger, our Chief Executive Officer. Each of these loans had a five-year term and bears interest at the rate of 6 % per annum. For so long as Dr. Seizinger serves as the Chairman of our Management Board, principal and accumulated interest of the loans are forgiven in equal installments over the term of the respective loan. As of December 31, 2003 and January 31, 2004, respectively, the loans granted to Dr. Seizinger in December 1998 and January 1999 had been forgiven in full. On March 15, 2004, Dr. Seizinger made a payment to the Company in the amount of €6,783.21 in full repayment of all principal and accrued interest outstanding under the loan granted to Dr. Seizinger in September 1999.

Furthermore, in July 2001, our U.S. subsidiary made a loan in the aggregate amount of $200,000 to Dr. Kley, our Vice President Research Waltham. The loan terms were amended in July 2003. The amended loan has a four-year term and bears interest at the rate of 5.5 % per annum. For so long as Dr. Kley remains employed by our U.S. subsidiary, principal and accumulated interest of the loan is forgiven in equal installments over the term of the loan. The loan agreement additionally provides that the loan will be forgiven in full in specific circumstances following a change in control of GPC Biotech. The aggregate outstanding balance of the loan, including accrued interest, to Dr. Kley as of December 31, 2006 was approximately $51,000.

In July 2002, we made a loan in the aggregate amount of €100,000 to Dr. Scherer, our Chief Financial Officer. This loan had a five-year term and bore interest at the rate of 6 % per annum. Following partial repayment of this loan in fiscal year 2003, Dr. Scherer repaid the remaining principal and accrued interest of this loan in full on March 4, 2004.

All of these loans were made for personal financial purposes.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements”

Legal Proceedings

On December 12, 2006, we were notified by Spectrum Pharmaceuticals that Spectrum had initiated an arbitration proceeding with the American Arbitration Association, or AAA, in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In the course of the arbitration proceedings, Spectrum has made several claims of breach of contract, including (1) an assertion that it is entitled to a payment from GPC Biotech of approximately €9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, (2) a claim that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan, and (3) a claim that GPC Biotech has not negotiated with Spectrum in good faith regarding the co-promotion of satraplatin in the United States. Spectrum is also seeking a declaration that GPC Biotech’s alleged breaches of contract provide a basis for termination of the co-development and license agreement. We believe that Spectrum’s claims have no merit and are therefore contesting such claims vigorously. Management assessed the prospect of an unfavorable outcome of this arbitration as unlikely. A three member arbitration panel has been selected and the matter is currently scheduled to be heard by the panel in July 2007.

We are not currently engaged in any other material legal proceedings.

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

Our shares are freely transferable, with the transfer of ownership governed by the German Civil Code (Buergerliches Gesetzbuch) and the rules of the relevant clearing system.

Significant Changes

Acceptance of NDA Filing

On April 16, 2007, the FDA accepted for filing our NDA for satraplatin submitted on February 15, 2007 for patients with HRPC whose prior chemotherapy has failed. The FDA has also granted the NDA priority review status. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission. The FDA informed us that the application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval.

In connection with the above acceptance, the Company is required to pay approximately € 3.0 million to a third party. This amount was charged to research and development expense in 2006 and paid in May of 2007.

Drug Discovery Reorganization

On May 3, 2007, we announced the consolidation of our drug discovery efforts to one location, resulting in the closing of the facility in Waltham, Massachusetts along with a total workforce reduction of approximately 16%. We currently estimate the cost of closing the facility to be approximately €1.0 million, primarily related to employee severance and termination benefits and other closing costs. We expect such costs to continue through December 2007. These charges will be classified separately in the statement of operations, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

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

The table below sets forth, for the periods indicated, the high and low closing prices of our shares and ADSs as reported by the Frankfurt Stock Exchange Xetra trading system and Nasdaq, in euro and U.S. dollars, respectively:

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2006
January through March	18.30		12.95	15.14		10.70
April through June	16.90		13.25	13.58		10.25
July through September	19.33		13.42	15.40		10.75
October through December	25.50		18.77	19.30		14.79

Year
2007
January through May	32.85		24.84	24.93		19.00

Month
December 2006	25.50		20.50	19.30		15.46
January 2007	31.24		24.84	23.62		19.00
February 2007	32.85		27.50	24.93		20.78
March 2007	29.28		25.44	21.80		19.35
April 2007	30.49		27.50	22.54		20.57
May 2007	29.92		26.96	22.01		20.16

On June 14, 2007, the closing price of our shares on the Frankfurt Stock Exchange Xetra trading system was € 20.16 and the closing price of our ADSs on Nasdaq was $ 27.

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2002	—		—	13.47		2.17
2003	—		—	9.25		2.57
2004	16.00		10.32	16.36		8.07
2005	15.11		10.56	11.90		7.99
2006	25.50		12.95	19.30		10.27

Year
2005
January through March	15.84		11.32	11.90		8.80
April through June	12.39		10.15	9.86		7.99
July through September	13.79		10.51	11.19		8.80
October through December	13.49		10.49	10.94		9.15

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2006
January through March	18.30		12.95	15.14		10.70
April through June	16.90		13.25	13.58		10.25
July through September	19.33		13.42	15.40		10.75
October through December	25.50		18.77	19.30		14.79

Year
2007
January through May	32.85		24.84	24.93		19.00

Month
December 2006	25.50		20.50	19.30		15.46
January 2007	31.24		24.84	23.62		19.00
February 2007	32.85		27.50	24.93		20.78
March 2007	29.28		25.44	21.80		19.35
April 2007	30.49		27.50	22.54		20.57
May 2007	29.92		26.96	22.01		20.16

On June 15, 2007, the closing price of our shares on the Frankfurt Stock Exchange Xetra trading system was € 20.16 and the closing price of our ADSs on Nasdaq was $ 27.

Item 10. Additional Information.

For further information regarding the Company’s Articles of Association, please refer to Exhibit 1 to this annual report.

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

Under the agreement with Spectrum Pharmaceuticals, in addition to various smaller payments, we made an upfront payment to Spectrum Pharmaceuticals of $ 2.0 million in 2002, a further milestone payment of $ 2.0 million in September 2003 upon the first dosing of the first patient in the first registrational clinical trial of satraplatin and a further milestone payment of $ 4.0 million in May 2007 after the FDA accepted our NDA filing for satraplatin. Of the 2003 payment, $ 1.0 million was made in the form of an equity investment by us in Spectrum Pharmaceuticals common stock. In addition, we are obligated to make milestone payments to Spectrum Pharmaceuticals upon the occurrence of specific events in the development of satraplatin beginning with the acceptance by the FDA of an NDA for satraplatin. These milestone payments would total up to $18 million (including milestone payments already made) if all milestones were to be achieved. We also have established a joint development committee, comprised of three representatives from each company, responsible for the planning and oversight of the development of satraplatin. The chairperson of the committee, a representative of GPC Biotech, has a tie-breaking vote in the event the committee cannot reach a unanimous decision.

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

ALTANA Pharma

In 2001, we entered into an agreement with ALTANA Pharma, which was our most significant collaboration prior to our agreement with Pharmion. Under this contract, we are assisting ALTANA Pharma through mid-2007 with its research institute in the United States. This agreement includes a research collaboration as well as a transfer of technologies. Pursuant to the technology transfer component of the agreement, we agreed to transfer certain of our genomic and proteomic technologies to ALTANA Pharma for use by the ALTANA Research Institute. Under the terms of the agreement, we have granted ALTANA Pharma a non-exclusive license, with limited sublicense rights, to utilize these technologies and any improvements to these technologies in its research and development activities. Improvements made to our technologies by either party are owned by us. The term of the agreement ends on June 30, 2007.

The alliance also includes a research collaboration to identify and validate targets in various disease areas. Subject to the payment of exclusivity fees by ALTANA Pharma, we have granted ALTANA Pharma an exclusive license, with the right to grant sublicenses, to perform research on drug targets discovered in the collaboration, as selected by ALTANA Pharma, and to commercialize any products resulting from the use of these drug targets. We retain our intellectual property rights to any drug targets not selected by ALTANA Pharma. Under certain circumstances, rights to drug targets selected by ALTANA Pharma revert to us. The duration of the portion of the agreement pursuant to which we assist ALTANA Pharma with the ALTANA Research Institute runs through the end of June 2007, while the term of the research collaboration ended in April 2005.

Effective January 2003, we entered into another collaboration agreement with ALTANA Pharma pursuant to which we licensed LeadCode™.

We were entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees, and research funding over the term of the collaboration and license agreement and the Lead Code collaboration agreement. However, committed revenues from the collaboration and license agreement and the LeadCode™ agreement with ALTANA Pharma decreased substantially as the collaboration terms of those agreements approach their expiration at the end of June 2007.

ALTANA Pharma is also obligated to make certain milestone payments totaling approximately $ 15 million (subject to reduction in certain circumstances) to us in connection with the development and commercialization of each product resulting from the research collaborations. For any of these products that receive regulatory approval and are marketed by ALTANA Pharma, we will also be entitled to royalties on net sales of such products. ALTANA’s obligation to pay royalties to us expires on a country-by-country basis on the later of the date of expiration of the last-to-expire patent having certain valid claims covering a particular product and the date that is ten years from the date of the first commercial sale of such product. These agreements terminate with the expiration of ALTANA Pharma’s obligation to pay us royalties. The agreements can be terminated earlier by either us or ALTANA Pharma in the case of material breach by the other party, a change of control of GPC Biotech or the bankruptcy, insolvency, dissolution or winding up of either party.

Under the collaboration and license agreement, ALTANA Pharma may negotiate with us for additional non-exclusive licenses to our technology from time to time. We granted a non-exclusive license to ALTANA Pharma with respect to our MaRX technology effective in June 2002.

In addition, as of December 31, 2006, we have subleased to ALTANA Pharma 23,500 square feet of space in our facilities in Waltham, Massachusetts for the ALTANA Research Institute. The term of this sublease runs until June 30, 2007.

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

Dividend distributions received by German resident corporations are generally 95% exempt from corporate income tax. Dividend distributions received by a German resident corporation are generally 95% exempt from trade income tax, if the corporation holds, as of the beginning of the relevant assessment period, at least 10% of the share capital of the distributing corporation. There are further requirements for dividend distributions received from entities not resident in Germany for this trade tax exemption.

German Business Tax Reform Act 2008

On May 25, 2007, the German Federal Parliament (Bundestag) adopted a bill called the Business Tax Reform Act 2008 (Unternehmensteuerreform 2008). The bill still needs to be adopted by the Federal Council of Germany (Bundesrat) but is expected to do so in July 2007 without further changes. After taking effect, the Tax Reform Act 2008 will provide, inter alia, for a change of the taxation of German resident corporations and of shareholders of German resident corporations. The majority of the new provisions will apply starting in 2008 and will include the following changes:

•	The average overall tax burden on business profits of corporations will decrease from 38.65% to 29.83%.

•	A new interest ceiling will restrict the scope of interest deductions based on taxable profit/income (applicable on all debt financing, including bank debt). In any assessment period the net interest expenses on debt financing of a business (i.e. the amount by which the interest expenditure exceeds the interest income) can, in principle, only be deducted up to a maximum of 30% of the taxable earnings before interest and regular depreciation/ amortization (“EBITDA”) in the same assessment period.

•	The add-back provisions for trade tax purposes will be significantly expanded.

In addition, the required minimum participation for dividend distributions received by German resident corporations to be 95% exempt from trade tax will be increased from 10% to 15%.

Taxation of Shareholders

Withholding Tax

Dividends are subject to withholding tax at a tax rate of 20% of the gross amount of the dividend. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding tax rate of 21.1%. The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced to 15%. The reduction is granted by way of a refund of the excess of the amount of tax withheld (including the solidarity surcharge) over the applicable treaty rate. The application for refund must be filed with the German Federal Office for Taxes (Bundeszentralamt für Steuern), An der Küppe 1, D-53225 Bonn, Germany). The relevant forms can be obtained from the German Federal Office for Taxes or from German embassies and consulates.

Under the proposed German Business Tax Reform Act 2008 described in greater detail above under “—German Business Tax Reform Act 2008”, the withholding tax rate on dividend distributions will be increased as of 1 January 2009 to 26.375% of the gross amount of the dividend. Disposals of shares or ADSs held by non-German Holders will be subject to this withholding tax, if the shares or ADSs are kept, administered or disposed of by a German resident credit institution, financial services institution, securities trading enterprise or securities trading bank (or by a German branch of a foreign institution) and if the non-German Holder or, in case of (a) gratuitous transfer(s), a legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposal, at least 1% of the share capital of the corporation. The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty (by way of a refund).

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

Capital Gains

Half of the gains from a disposal of shares or ADSs held by an individual non-German Holder may be subject to German individual income tax, if the individual non-German Holder or, in case of (a) gratuitous transfer(s), a legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposal at least 1% of the share capital of GPC Biotech.

Gains from the disposal of shares or ADSs held by a corporate non-German Holder are generally exempt from trade income tax and corporate income tax. If the shareholder or, in case of (a) gratuitous transfer(s), a legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposal, at least 1% of the share capital of the corporation, only 95% of the gain from the disposal of the shares or ADSs may be exempt from corporate income tax and the solidarity surcharge. Losses deriving from the disposal of shares or ADSs are not tax-deductible.

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

Inheritance and Gift Tax

The transfer of shares or ADSs to other persons by way of gift or inheritance is only subject to German inheritance and gift tax, if:

(1)	the testator, donor, heir, donee or any other beneficiary had his domicile, residence or habitual abode in Germany or has not been living abroad as a German citizen for more than five years without having a domicile in Germany; or

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

United States Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general, you will be a “U.S. holder” if:

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

Any dividend paid in euro, including the amount of any German taxes withheld therefrom, is includible in your gross income in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, in an amount equal to the U.S. dollar value of the euro calculated by reference to the spot rate of exchange on such date, regardless of whether the euro are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

“Qualified dividend income” received by non-corporate U.S. holders in taxable years beginning before January 1, 2011 generally will be taxed at a maximum rate of 15% rather than at rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADSs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury Department as a qualifying treaty). Dividends paid by us with respect to the shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes unless we qualify as a PFIC (as discussed below) in which case they would be taxed at the higher rates applicable to other items of ordinary income.

Sale or Exchange of Shares or ADSs

Subject to the passive foreign investment company rules discussed below, upon the sale or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs. Gain or loss upon the disposition of shares or ADSs generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares or ADSs exceeds one year. If you are a non-corporate U.S. holder, any capital gains recognized before January 1, 2011 generally will be subject to U.S. federal income tax at a maximum rate of 15% if you have a holding period greater than one year. The deductibility of capital losses is subject to significant limitations.

The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Status

We currently believe that we will not be treated as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2006. However, because the determination of whether a company is a PFIC must be made annually, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be classified as a PFIC for any particular year.

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

Our results of operations and financial condition are also subject to exchange rate risks. Fluctuations between the euro and the U.S. dollar can affect our financial results. The U.S. dollar denominated proportion of our revenues and operating costs can vary from year to year. In 2006, a significant amount of our revenues and expenses was denominated in U.S. dollars. Additionally, we hold cash in the form of U.S. dollars and our investment portfolio includes some marketable securities denominated in U.S. dollars to fund our U.S. operations. Accordingly, any appreciation of the euro against the dollar would have the effect of reducing our reported revenues and reducing our reported expenses and vice versa. We do not, however, hold any derivative financial instruments to protect us from the exchange rate risk associated with the U.S. dollar and the euro. A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivables, accounts payable and cash. Other income (expense), net was €(2.3) million for the year ended December 31, 2006 compared with €2.9 million for the year ended December 31, 2005.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) GPC Biotech AG’s chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to GPC Biotech AG was made known to them by others within the company.

(b) Report of GPC Biotech Management on Internal Control Over Financial Reporting: GPC Biotech’s Supervisory Board and management of the Company are responsible for establishing and maintaining adequate internal control over financial reporting. GPC Biotech’s internal control system was designed to provide reasonable assurance to the Company’s management and Supervisory Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

GPC Biotech’s management, including our chief executive officer and our chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria established in “Internal Control - -Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). There has not been any significant change in the Company’s internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, GPC Biotech’s internal control over financial reporting . Based on this assessment, management concluded that, as of December 31, 2006, GPC Biotech’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

Fees billed to the company for professional services by its principal accountant, Ernst & Young, during the fiscal years 2006 and 2005 were as follows:

Type of fees	2006	2005
	(in thousands of €)
Audit fees	217	377
Audit related fees	212	59
Tax fees	19	9
All other fees	1	12

Total	449	457

No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to the company by Ernst & Young in 2005 and 2006.

Audit Fees    are defined as the standard audit work that needs to be performed each year in order to issue opinions on the consolidated financial statements of the Company and to issue reports on local statutory financial statements. Also included are services that can only be provided by the Company auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees    include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for the review of the effectiveness of certain of the Company’s internal controls over financial reporting and consultation regarding new accounting pronouncements.

Tax Fees    represent tax compliance, tax returns, assistance with historical tax matters and other services.

All Other Fees    represent conference and seminar cost in the finance area.

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

Item 19. Exhibits.

Exhibit Number	Description
1	Articles of Association of GPC Biotech AG (English translation).***

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated June 2, 1997, by and between Mitotix, Inc. and the DuPont Merck Pharmaceuticals Company.*

4.6	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated April 3, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.7	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated July 30, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.8	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated October 1, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.9	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated December 28, 2000, by and between Mitotix, Inc. and Bristol-Myers Squibb Pharma Company.

4.10	Collaboration and License Agreement, dated as of November 1, 2001, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.11	Amendment to Collaboration and License Agreement, dated as of June 30, 2002, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.12	Amendment to Collaboration and License Agreement, dated January 31, 2003, by and between ALTANA Pharma AG (formerly BYK Gulden Lomberg Chemische Fabrik GMBH) and GPC Biotech AG.*

4.13	Hybrid Collaboration and License Agreement dated as of January 31, 2003, by and between ALTANA Pharma AG and GPC Biotech AG.*

4.14	Co-Development and License Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.15	Supply Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.16	Asset Purchase Agreement between GPC Biotech AG (as successor to Blitz 05-001 GmbH) and Rechtsanwalt Dr. Joseph Füchsl as Insolvency Receiver of Axxima Pharmaceuticals AG, dated March 2, 2005.

4.17	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated March 1, 2007 (English translation).

4.18	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated March 1, 2007 (English translation).

4.19	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated May 1, 2007 (English translation).

4.20	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated May 1, 2007 (English translation).

4.21	Stock Option Plan 2007 (English translation).

4.22	Stock Option Plan 2006 (English translation).

4.23	Stock Option Plan 2005 (English translation).***

4.24	Stock Option Plan 2004 (English translation). **

4.25	Stock Option Plan 2002 (English translation).*

4.26	Stock Option Plan 2001 (English translation).*

4.27	Stock Option Plan 2000 (English translation).*

4.28	Option Terms dated September 1999 (English translation).*

4.29	Option Terms for 1997 (English translation).*

4.30	2007 Incentive Stock Option Plan.

4.31	2006 Incentive Stock Option Plan.†

4.32	2005 Incentive Stock Option Plan.***

4.33	2004 Incentive Stock Option Plan.***

4.34	2002 Incentive Stock Option Plan.*

4.35	2001 Incentive Stock Option Plan.*

4.36	2000 Incentive Stock Option Plan.*

4.37	1999 U.S. Incentive Stock Option Plan.*

4.38	Convertible Bonds Terms and Conditions for Members of Management Bodies of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen), dated May 25, 2007.

4.39	Convertible Bonds Terms and conditions for members of the management bodies of GPC Biotech and affiliated subsidiary companies in Germany and abroad, dated May 24, 2006.†

4.40	Convertible Bonds Terms and Conditions for executives (Führungskräfte) as well as employees and consultants of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad, dated June 8, 2005.***

4.41	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004.**

4.42	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.43	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.44	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.45	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.46	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2006.

4.47	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2005.***

4.48	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004. **

4.49	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.

*	Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.
**	Incorporated by reference from the Registrant’s Form 20-F (No. 001-117629) filed March 31, 2005.
***	Incorporated by reference from the Registrant’s Form 20-F (No. 000-50825) filed April 3, 2006.
†	Incorporated by reference from the Registrant’s Form S-8 (No. 333-136932) filed on August 28, 2006).
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

Dated June 21, 2007

GPC Biotech AG

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of GPC Biotech AG:

We have audited the accompanying consolidated balance sheets of GPC Biotech AG as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GPC Biotech AG at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Munich, March 9, 2007

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

/s/Julie Linn Teigland	/s/ Dirk Gallowsky
Julie Linn Teigland	Dirk Gallowsky

GPC Biotech AG

Consolidated Balance Sheets

	December 31,
	2006	2005
	(in thousand €, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	38,336	30,559
Marketable securities and short-term investments	57,186	63,061
Accounts receivable, related party	395	1,436
Accounts receivable	11	31,326
Prepaid expenses	1,299	1,333
Other current assets	2,970	3,920

Total current assets	100,197	131,635

Property and equipment, net	4,259	4,103
Intangible assets, net	405	1,072
Other assets, non-current	1,127	838
Restricted cash	1,531	1,615

Total assets	107,519	139,263

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,262	2,141
Accrued expenses and other current liabilities	14,346	11,274
Current portion of deferred revenue, related party	896	5,228
Current portion of deferred revenue	7,240	19,548

Total current liabilities	24,744	38,191

Deferred revenue, related party, net of current portion	-	975
Deferred revenue, net of current portion	9,103	12,053
Convertible bonds	3,108	2,334
Other liabilities, non-current	3,389	2,177
Shareholders’ equity:
Ordinary shares, € 1 non-par, notional value shares authorized: 62,695,630 at December 31, 2006 and 53,780,630 December 31, 2005 shares issued and outstanding: 33,895,444 at December 31, 2006 and 30,151,757 at December 31, 2005	33,895	30,152
Subscribed shares	334	-
Additional paid-in capital	328,171	284,931
Accumulated other comprehensive loss	(1,755)	(2,093)
Accumulated deficit	(293,470)	(229,457)

Total shareholders’ equity	67,175	83,533

Total liabilities and shareholders’ equity	107,519	139,263

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Operations

	Year ended December 31,
	2006	2005	2004
	(in thousand €, except share and per share data)
Collaborative revenues (a)	22,252	9,341	12,649
Grant revenues	422	-	-

Total revenues	22,674	9,341	12,649
Research and development expenses	64,707	55,684	39,955
General and administrative expenses	23,834	20,590	13,173
In process research and development	-	683	-
Amortization of intangible assets	325	417	413

Total operating expenses	88,866	77,374	53,541

Operating loss	(66,192)	(68,033)	(40,892)
Other (expense) income, net	(2,316)	2,938	(1,554)
Interest income	4,152	2,963	2,618
Interest expense	(90)	(75)	(99)

Total other income	1,746	5,826	965

Net loss before cumulative effect of change in accounting principle	(64,446)	(62,207)	(39,927)
Cumulative effect of change in accounting principle	433	-	-

Net loss	(64,013)	(62,207)	(39,927)

Basic and diluted loss per share, in euro	(1.95)	(2.08)	(1.60)

Shares used in computing basic and diluted loss per share	32,840,480	29,877,348	24,950,638

(a) Revenues from related party Collaborative revenues	7,054	9,095	12,588

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities:	(in thousand €)
Net loss	(64,013)	(62,207)	(39,927)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,532	3,478	1,568
Amortization	325	417	413
Compensation cost for share based compensation	6,938	6,665	3,451
Loss accrual on sublease contract	2,161	2,988	-
Cumulative effect of change in accounting principle	(433)	-
Acquired in-process research and development	-	683	-
Change in accrued interest income on marketable securities and short term investments	293	478	(556)
Other than temporary impairment on marketable securities	390	-	-
Bond premium amortization	562	629	513
(Gain)/loss on disposal of property and equipment	(24)	(83)	56
(Gain)/loss on marketable securities and short-term investments	-	-	841
Changes in operating assets and liabilities:
Accounts receivable, related party	1,041	(430)	(1,006)
Accounts receivable	31,313	(31,325)	754
Other assets, current and non-current	548	1,550	(1,987)
Accounts payable	271	1,552	(96)
Deferred revenue, related party	(5,307)	(1,671)	(2,241)
Deferred revenue	(15,259)	31,602	(165)
Other liabilities and accrued expenses	3,040	2,887	566

Net cash used in operating activities	(36,622)	(42,787)	(37,816)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(1,878)	(4,549)	(1,071)
Proceeds from the sale of property and equipment	45	187	-
Proceeds from the sale or maturity of marketable securities and short-term Investments	25,445	35,803	4,289
Purchases of marketable securities and short-term investments	(19,906)	(31,408)	(20,267)

Net cash (used in) provided by investing activities	3,706	33	(17,049)

Cash flows from financing activities:
Proceeds from issuance of shares in asset acquisition, net of payments for costs of transaction	-	10,412	-
Proceeds from equity offering, net of payments for costs of transaction	-	-	77,976
Proceeds from issuance of shares, net of payments for costs of transactions	36,080	-	-
Proceeds from issuance of convertible bonds	970	580	935
Payments for cancellation of convertible bonds	-	(8)	(4)
Proceeds from exercise of stock options and convertible bonds	4,209	517	2,038
Cash received for subscribed shares	334	-	-
Principal payments under capital lease obligations	-	-	(634)
Principal payment of loans	-	-	(639)

Net cash provided by financing activities	41,593	11,501	79,672

Effect of exchange rate changes on cash	(835)	1,393	(314)
Changes in restricted cash	(65)	998	(19)

Net increase / (decrease) in cash and cash equivalents	7,777	(28,862)	24,474
Cash and cash equivalents at beginning of year	30,559	59,421	34,947

Cash and cash equivalents at end of year	38,336	30,559	59,421

Supplemental Information:
Cash paid for interest	94	107	63
Non-cash investing and financing activities:
Net assets acquired in exchange for shares in connection with asset Acquisition	-	2,667	-

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares
	Shares	Amount	Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
Balance at December 31, 2003	20,754,075	20,754	190,335	215	(2,102)	(127,323)	81,879

Components of comprehensive loss:
Net loss						(39,927)	(39,927)
Change in unrealized gain on available-for-sale securities					(154)		(154)
Accumulated translation Adjustments					(476)		(476)

Total comprehensive Loss							(40,557)
Issuance of shares in equity Offering	7,160,000	7,160	70,816				77,976
Exercise of stock options and convertible bonds and registration of subscribed shares from prior year	827,119	827	1,472	(215)			2,084
Compensation cost for stock options and convertible bonds			3,451				3,451

Balance at December 31, 2004	28,741,194	28,741	266,074	-	(2,732)	(167,250)	124,833

Components of comprehensive loss:
Net loss						(62,207)	(62,207)
Change in unrealized gain on available-for-sale securities					(684)		(684)
Accumulated translation Adjustments					1,323		1,323

Total comprehensive Loss							(61,568)
Issuance of shares in asset Acquisition	1,311,098	1,311	11,768				13,079
Exercise of stock options and convertible bonds	99,465	100	424				524
Compensation cost for stock options and convertible bonds			6,665				6,665

Balance at December 31, 2005	30,151,757	30,152	284,931	-	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss						(64,013)	(64,013)
Change in unrealized gain on available-for-sale securities					615		615
Accumulated translation Adjustments					(277)		(277)

Total comprehensive Loss							(63,675)
Cumulative effect of change in accounting principle			(433)				(433)
Issuance of shares	2,860,000	2,860	33,220				36,080
Exercise of stock options and convertible bonds	883,687	883	3,515	334			4,732
Compensation cost for stock options and convertible bonds			6,938				6,938

Balance at December 31, 2006	33,895,444	33,895	328,171	334	(1,755)	(293,470)	67,175

See accompanying notes to consolidated financial statements.

Nature of Business and Organization

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech AG (hereafter referred to as “GPC Biotech” or the “Company”) is incorporated in the Federal Republic of Germany and has its registered offices and corporate headquarters in Martinsried/Munich (Germany). Its wholly owned U.S. subsidiary has sites in Waltham, Massachusetts and Princeton, New Jersey. GPC Biotech’s lead product candidate – satraplatin – is an oral platinum-based anti-cancer agent that has shown highly statistically significant results for progression-free survival in a Phase 3 registration trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. Food and Drug Administration (“FDA”) has granted fast track designation to satraplatin for this indication, and in February 2007 the Company has concluded the rolling New Drug Application (“NDA”) submission process. In addition, the Company initiated several new clinical trials with satraplatin. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. in September 2002. In December 2005, the Company signed a co-development and licensing agreement for satraplatin with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, for Europe and certain other territories. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors.

1. Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, GPC Biotech Inc. All significant intercompany investments, accounts and transactions have been eliminated.

Cash and Cash Equivalents

In accordance with Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, (“SFAS 95”), short-term highly liquid instruments with a maturity of three months or less that are readily convertible to cash are considered cash and cash equivalents. Cash and cash equivalents are carried at fair value.

Marketable Securities and Short-Term Investments

The Company classifies and accounts for its marketable securities and short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (“SFAS 115”). Available-for-sale securities are measured at fair value in the consolidated balance sheets, with unrealized gains and losses included in accumulated other comprehensive income. Fair value is determined using quoted market prices in active markets, when available. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale security. Interest income is recognized when earned.

Other-Than-Temporary Impairment

GPC Biotech evaluates its investments for other-than-temporary impairment at least quarterly in accordance with SFAS 115 and other related guidance, including FASB Staff Position (FSP), SFAS 115-1/124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

GPC Biotech considers its investment in debt securities to be other-than-temporarily impaired if its estimated fair value is less than its amortized cost and the Company has determined that it is probable that it will be unable to collect all of the contractual principal and interest payments or it will not hold such securities until recovery of their carrying values. For equity investments that do not have contractual payments, GPC Biotech primarily considers whether their fair value has declined below their cost basis. For all other-than-temporary impairment assessments, the Company considers many factors, including the severity and duration of the impairment, recent events specific to the issuer and/or the industry to which the issuer belongs, external credit ratings and recent downgrades, as well as the Company’s ability and intent to hold such securities until recovery.

When the Company decides to sell an impaired investment and does not expect the fair value of the security to fully recover prior to the expected time of sale, the Company identifies the security as other-than-temporarily impaired in the period the decision to sell is made.

When the Company determines an investment is other-than-temporarily impaired, GPC Biotech writes down the cost basis of the investment to its fair value and includes the loss in “Other Income/(Expense), net” in the consolidated statements of income. The fair value of the investment then becomes its new cost basis. GPC Biotech does not increase the investment’s cost basis for subsequent recoveries in fair value.

As a general policy, the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in interest bearing escrow accounts as security deposits related to facility leases.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The risk is minimized by the Company’s investment policies, which limit investments to those that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. The maximum loss that could occur if one single bond issuer defaults on its bond obligations would be €10.0 million as of December 31, 2006.

One collaboration partner, Pharmion, accounted for €14,948,000 of total revenues in 2006 representing 66%, and €0 (0%) of total revenues in 2005 and €0 in 2004. Another collaboration partner, ALTANA Pharma, accounted for €7,054,000 of total revenues in 2006 representing 31%, €9,095,000 of total revenues in 2005 representing 97%, and € 12,588,000 of total revenues in 2004 representing 99%. No other partners or customers accounted for more than 10% of total revenues in 2006, 2005 and 2004.

Segment Information

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, (“SFAS 131”), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about the products and services, geographic areas and major customers.

The Company operates in one business segment, which primarily focuses on discovery and development with the aim to obtain regulatory approval for future commercialization of anticancer drugs. The Company’s revenue is derived primarily from co-development and research collaborations with life science companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company’s chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company’s home location of Germany was €1,940,000 and €1,841,000 at December 31, 2006 and 2005, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company’s home location of Germany were €22,596,000, €9,095,000, and € 12,360,000 in the years ended December 31, 2006, 2005 and 2004, respectively. Revenues from external customers attributed to locations outside of Germany were €78,000, €246,000, and € 289,000 in the years ended December 31, 2006, 2005 and 2004, respectively. Revenues are attributed to countries based on the location of the Company’s legal entity that is party to the underlying contract.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment and related software costs	3 years
Office equipment	5-10 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or life of lease
Equipment under capital lease	Lesser of useful life of life of lease

Intangible Assets

Intangible assets primarily include specifically identified intangible assets acquired in a business combination and in an asset acquisition. Amortization of intangible assets is computed using the straight-line method over the expected useful lives of the assets.

The estimated useful life of major intangible assets is as follows:

Estimated Useful Life
Patents and Licenses	10 years
Other intangible assets	5 years

Impairment of Long-lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS No. 144”), the Company reviews long-lived assets, including definite-lived intangible assets, for impairment when impairment indicators exist and, if necessary, recognizes an impairment expense equal to the difference between the carrying amount of the asset and the fair value as determined by undiscounted cash flows.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on the short-term maturities of these instruments. Marketable Securities and Short-Term Investments are measured and recorded at fair value and described in Note 6.

Revenue Recognition

The Company’s revenues consist of fees earned from co-development and license agreements, research and development collaboration agreements, and grant revenues. Revenues from co-development and license agreements and from research and development collaboration agreements can be derived from licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company recognizes revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”), and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”). In accordance with SAB 104, the Company recognizes revenue on research and development activities as they are performed as long as there is persuasive evidence that an arrangement exists, the fee is fixed or determinable, and collection of the related receivable is probable. The terms of GPC Biotech’s arrangements may contain multiple elements which can include non-refundable upfront payments such as reimbursement fees or license fees, payments based upon certain milestones, payments to co-fund the development of a product and royalties on product sales. The Company evaluates these arrangements to determine if the deliverables are separate units of accounting in accordance with EITF 00-21, allocates total consideration based on the residual method and then applies the appropriate revenue recognition criteria for each unit of accounting.

Applying SAB 104 and EITF 00-21 requires significant management judgment and facts and circumstances can change as the research and development activities proceed. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

The Company can receive a non-refundable fee upfront upon signing of a co-development and license agreement. This fee represents an advance payment for the reimbursement for a portion of the Company’s future research and development costs as well as compensation to the Company for historical research and development costs incurred. GPC Biotech can also receive non-refundable licensing and technology access or an initiation fee upfront upon signing of a research and collaboration agreement. In addition, GPC Biotech can receive fixed non-refundable annual licensing fees upfront each year for the duration of the license agreement. In accordance with SAB 104, all fees received or to be received under these arrangements are recognized on a straight-line basis typically over the term of the agreements or over a different term if more appropriate, as this is the period over which the license is granted or the Company is substantially and continually involved.

In some instances, the Company is due to receive non refundable “milestone” fees from counterparties upon the achievement of predetermined targets, which are defined in the collaboration agreements. These milestones are for future significant clinical, regulatory or sales achievements and as such are considered to be substantive. The Company accounts for milestone payments under the milestone based accounting method which distinguishes between up-front and milestone payments for accounting purposes instead of combining them. The milestone payments are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone and do not depend on further activities after the achievement of the milestone. In substance, each substantive milestone is treated as if it is a separate contact and recognized entirely and immediately when achieved. These milestones are subject to significant contingencies and therefore, the related contingent revenue is not recognized as revenue until the milestone has been reached and customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized, unless there is other persuasive evidence that the milestone event is reached and the milestone fee is earned.

Cash receipts from partners in co-development arrangements are generally based upon a fixed-percentage of agreed upon research and development and commercialization costs incurred by the Company in developing a drug candidate or as a yearly flat fee rate per development employee or per research scientist. Revenue from these co-development arrangements are recognized as collaboration revenues in the consolidated statement of operation as the related costs are incurred and the services by the development employees or research scientists are rendered. If cash is received prior to the activity having been performed, these amounts are deferred and recognized in future periods when the co-development costs are incurred.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred. Grant agreements include a budget that specifies the amount and nature of expenses allowed during the entire grant term. Expenses incurred under the grants are calculated according to agreed-upon terms on a quarterly basis, filed with the grant partner, and recorded as revenue. The grant partner makes payments to the Company based on these calculations. The calculation of the amount and nature of the expenses incurred under the grants involves management judgment. The Company recognizes grant revenues based on estimated calculations of expenses incurred under the grants. If these estimated calculations change, the Company will then adjust grant revenues in the subsequent period. The Company believes that its calculations are based on the agreed-upon terms as stated in the grant agreements. However, the grant partner has the right to audit the Company’s calculations. If the grant partner disagrees with GPC Biotech’s calculations, then the amount of grant revenue recognized could change. Historically, the calculations have not been changed as a result of an audit by the grant partner.

Research and Development

The Company enters into research and development agreements with third parties consisting of technology licensing fees and technology access fees, ongoing funding of research and development activities as well as milestone and royalty payments. GPC Biotech also enters into contracts with contract research organizations to conduct clinical trials. Furthermore, the Company licenses rights to develop drug candidates on a preferably exclusive basis which may require the payment of upfront fees, among others.

Therefore GPC Biotech incurs development expenses related to its non-clinical and clinical drug development programs. It also incurs research expenses associated with both partnered and independent research activities, as well as the development and maintenance of its drug discovery technologies.

In accordance with Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs, (“SFAS No. 2”), the Company expenses technology license fees, technology access fees and fees paid upfront for license drug candidates if they have no future alternative use. The Company treats payments for licenses that have future alternative uses as intangible assets and amortizes these intangible assets to amortization expense over the period of the license.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are deemed probable. Milestone payments are included in research and development expenses.

Fees paid to contract research organizations to conduct clinical trials are expensed as incurred.

Income Tax

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (“SFAS No. 109”). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Foreign Currency

The functional currency of GPC Biotech AG is the Euro whereas the functional currency of GPC Biotech Inc. is the U.S. dollar. All balance sheet items of GPC Biotech Inc. have been translated into Euro using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into Euro at an average exchange rate of the year. The effect of the translation is shown as a separate component of shareholders’ equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date and revalued at the balance sheet date. For the years ended December 31, 2006 and 2004, the Company recorded net foreign currency losses of €2,141,000 and €1,698,000, respectively. For the year ended December 31, 2005, the Company recorded a net foreign currency gain of €2,416,000, as included in other income (expense), net.

Stock-Based Compensation

The Company accounts for its share based compensation plans in accordance with the provisions of Statement of Financial Accounting Standards Board No. 123 (R), Share-Based Payment, (“SFAS No. 123 (R)”) and considered the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”).

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), which required GPC Biotech to modify the recognition of expense for stock-based compensation in the statements of operations. GPC Biotech adopted the requirements of SFAS 123(R) effective January 1, 2006 using the modified prospective method. The effect of adoption is recorded as a change in accounting principle in the accompanying consolidated statement of operations for 2006. The adoption of SFAS 123(R) did not result in a significant change in GPC Biotech’s compensation expense because the Company previously recognized compensation expense in the statements of operations under SFAS 123. In accordance with SFAS 123(R), GPC Biotech now estimates a forfeiture rate for each of the Company’s awards based on the number of instruments expected to vest rather than recording the actual forfeitures as they occur. Compensation cost for awards is included in research and development expenses and general and administrative expenses in the statements of operations.

Furthermore SFAS 123(R) requires that GPC Biotech measures share-based awards classified as liabilities at fair value at each reporting date, whereas SFAS 123 required equity awards classified as liabilities to be measured at intrinsic value. That fair value is re-measured each reporting period and the pro-rata vested portion of the award is recognized as a liability. Accordingly, under the model in SFAS 123(R), the time value of a liability initially will be recognized as compensation cost, but will be reversed over time as the settlement date approaches. The Company’s accruals of compensation cost for awards with performance conditions shall be based on the probable outcome of that performance condition and compensation cost shall be accrued only if it is probable that the performance condition will be achieved.

The Company considers SFAS 123(R) to account for compensation cost resulting from the issuance of stock options, convertible bonds and stock appreciation rights.

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

As a result of the adoption of SFAS 123(R) the Company changed its valuation technique for share based compensation. SFAS 123(R) indicates that the change in the valuation technique is a change in estimate under Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, (“SFAS 154”). The change was applied prospectively and therefore only included awards granted in 2006. The effect from this change is disclosed in Note 14.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard becomes effective on January 1, 2008. Currently this statement only affects the Company to the extent its financial assets are carried at fair value. It is not expected that SFAS 157 will have a material effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN48”), an interpretation of FASB Statement No. 109, which applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions that are considered routines as well as those with a high degree of uncertainty. FIN 48 utilizes a two-step approach for evaluation tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination by the taxing agencies. Measurement (step two) is addressed only if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

More-likely-than-not is when the probability of a favorable outcome is greater than fifty percent. FIN 48 is effective January 1, 2007. The Company does not believe the adoption of FIN 48 will have a material effect on its financial position or results of operations.

On February 15, 2007 the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115, (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings. The fair value option may be applied instrument by instrument with a few exceptions and is irrevocable unless a new election date occurs. The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted in certain circumstances. Retrospective application to fiscal years preceding the effective date (or early adoption date) is prohibited. The Company is currently evaluating the impact the provisions of SFAS 159. might have on the consolidated financial statements.

In September 2006 the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, (“SAB 108”). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company considered the provisions of SAB 108 in preparation of these consolidated financial statements.

3. Product Candidate Licensing Activities

Effective December 19, 2005, the Company entered into a co-development and license agreement with Pharmion GmbH (Pharmion), a wholly owned subsidiary of Pharmion Corporation, whereby Pharmion was granted exclusive commercialization rights in certain territories for satraplatin for the treatment of cancer in humans. Pharmion’s exclusive commercialization rights include Europe, Turkey, the Middle East, Australia and New Zealand, while GPC Biotech retains rights to all other territories including North America, South America and parts of Asia, including Japan. The terms of the agreement called for Pharmion to make an upfront payment of $37.1 million to GPC Biotech, including an $18 million reimbursement fee for costs previously incurred related to the development of satraplatin (a cost reimbursement) and $19.1 million for funding of ongoing and certain future clinical development

Based on the guidance included in EITF 00-21, the Company has used the residual method to assess the fair value of the multiple contractual elements in this agreement. The $18 million upfront cost reimbursement is recognized as revenue on a straight-line basis over the period of substantial involvement of the Company in the development activities. The $19.1 million for shared development costs are treated as prepaid development costs and are recognized as shared development costs are incurred. Revenues resulting from the supply agreement, royalties and milestone payments will be recognized when earned. Revenues, if any, from substantive milestones achieved under the agreement with Pharmion will be recognized immediately when achieved.

On December 17, 2004, the Company licensed to Debiopharm S.A. (“Debiopharm”) the exclusive, worldwide rights to develop and commercialize the Company’s pre-clinical small molecule MHC class II antagonists program. In addition to an upfront licensing payment, GPC Biotech will be eligible to receive milestone payments and royalties.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”) (formerly NeoTherapeutics, Inc.) granting GPC Biotech the exclusive worldwide license to satraplatin for the treatment of cancer in humans. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registration Phase 3 study in the amount of $2 million (approximately € 1,725,000), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech will also pay milestones totaling up to $18 million, the first of which is anticipated to be the acceptance of the NDA (New Drug Application) for filing by the U.S. Food and Drug Administration. Upon commercialization of satraplatin, Spectrum will also receive royalties based on net sales. Furthermore, subject to certain limitations, Spectrum is entitled to receive a share of sublicense fees received by GPC Biotech if the Company enters into a licensing agreement with other companies. Under the terms of the agreement, GPC Biotech will fully fund development and commercialization expenses for satraplatin. Spectrum initiated an arbitration proceeding to resolve a dispute between the companies. For further details, see note 11.

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

Total revenue recognized under collaboration and license agreements amounted to € 22,252,000, € 9,341,000 and € 12,649,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Total costs incurred under agreements performing research for others amounted to € 10,331,000, € 910,000 and € 1,371,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Significant Agreements Beginning in 2006

There were no significant agreements entered into in 2006.

Significant Agreements Beginning in 2005 and Earlier

Effective January 31, 2003, the Company entered into an agreement with ALTANA Pharma to license the Company’s proprietary drug-protein interaction technology, LeadCode™, to evaluate compounds in the public domain, as well as certain proprietary compounds of ALTANA Pharma. Under the terms of this agreement, the Company receives additional funding for the license, transfer and implementation of LeadCode™ for use at the ALTANA Research Institute. In addition, the Company is eligible to receive over $15 million in milestone payments, in addition to royalties, for each product that is a direct result of the collaboration.

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

5. Acquisition of Significant Assets

In 2006, the Company did not enter into significant acquisition arrangements.

On March 2, 2005, the Company entered into an agreement to acquire significant assets of Axxima Pharmaceuticals AG (“Axxima”), a Munich-based development stage company (as defined in Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises), (“SFAS 7”)) in bankruptcy proceedings. Axxima was a drug discovery company focusing on the field of kinase inhibition. The acquisition of these assets was expected to assist in the growth of the Company’s drug pipeline with novel mechanism-based therapies to treat cancer.

The aggregate purchase price of the assets was € 13.1 million, which was paid by issuing 1,311,098 ordinary shares. The value of the shares issued was determined based on an average closing price of the Company’s shares around the transaction date of March 2, 2005. Costs of the transaction and costs of registering the shares were also considered in the value of the transaction. In accordance with the Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS 141”), the Company reviewed EITF 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business, and has accounted for the transaction as an acquisition of assets in a transaction other than a business combination.

6. Marketable Securities and Short-term Investments

The following is a summary of the balances of marketable securities and short-term investments at December 31, 2006 and 2005 (in thousand €):

	2006	2005
Marketable securities	35,504	41,294
Short-term investments	21,682	21,767

Total	57,186	63,061

The following is a summary of marketable securities at December 31, 2006 and 2005 (in thousand €), all of which are available-for-sale:

	2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	20,978	24	(3)	20,999
Fixed rate corporate bonds	14,054	-	(87)	13,967
Equity securities	390	148	-	538

Total	35,422	172	(90)	35,504

	2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	15,010	-	(60)	14,950
Fixed rate corporate bonds	26,123	-	(238)	25,885
Equity securities	781	-	(322)	459

Total	41,914	-	(620)	41,294

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in 2003 in accordance with a licensing agreement (see Note 3).

The following is a summary of the short-term investments at December 31, 2006 and 2005 (in thousand €), all of which are available-for-sale:

	2006
	Cost	Gross Unrealized Gains	Estimated Fair Value
Bond Fund	21,334	348	21,682

Total	21,334	348	21,682

	2005
	Cost	Gross Unrealized Gains	Estimated Fair Value
Bond Fund	21,334	433	21,767

Total	21,334	433	21,767

The gross unrealized losses and accrued interest receivable were € 0 in 2006 and 2005.

The realized gain on available-for-sale marketable securities and short-term investments in 2006, 2005 and 2004 was € 85,000, € 331,000, and € 0, respectively. The realized loss on available-for-sale marketable securities and short-term investments amounted to € 0 in 2006, 2005, and 2004. Realized gains and losses are calculated using specific identification to determine cost basis and are included in other income (expense), net.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2006 were € 90,000. The aggregate fair value of securities with unrealized losses at December 31, 2006 was € 23,965,000 and consisted of the following (in thousand €):

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Variable rate corporate bonds	-	-	9,998	(3)	9,998	(3)
Fixed rate corporate bonds	10,078	(72)	3,889	(15)	13,967	(87)

Total	10,078	(72)	13,887	(18)	23,965	(90)

Securities that are in loss positions consist of debt securities only, which are corporate bonds from highly rated issuers. All unrealized losses are considered to be temporary in nature. Management believes that the impairments extend from increases in the current market interest rates compared with the market rate at which time the bonds were purchased. Management believes that the impairments do not extend from decreases in the quality ratings of the issuing companies. The bonds have maturities of less than 3 year. The Company has the ability and positive intent to hold these bonds until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments.

During the year ended December 31, 2006, a loss was recognized in the statement of operations for available-for-sale marketable equity securities which were deemed to be other-than-temporarily impaired, based on the significance of the decline in fair value and the length of the impairment. Accordingly, during 2006 a loss in the amount of € 390,000 was reclassified out of accumulated other comprehensive loss into other income (expense), net, on the statement of operations. At year end the fair value of these equity instruments increased slightly, whereby the Company recorded unrealized gains in the amount of € 148,000 which are included in other comprehensive income.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2005 were € 620,000. The aggregate fair value of securities with unrealized losses at December 31, 2005 was € 36,288,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months as of December 31, 2005.

7. Property and Equipment

Property and equipment consisted of the following at December 31, 2006 and 2005 (in thousand €):

	2006	2005
Leasehold improvements	1,912	1,748
Office and laboratory equipment	6,067	5,455
Computer equipment and related software	3,862	3,440
Furniture and fixtures	876	519

	12,717	11,162
Less accumulated depreciation	(8,458)	(7,059)

Property and equipment, net	4,259	4,103

Depreciation expense amounted to €1,532,000, €3,478,000, and €1,568,000 in 2006, 2005 and 2004, respectively and is included in research and development expenses and general and administrative expenses.

8. Intangible Assets

The Company has recorded intangible assets acquired in a business combination and an asset acquisition based on their fair values, as determined by independent valuations at the date of acquisition. Additionally, intangible assets have been recorded as a result of license purchases. The table below summarizes intangible assets, all of which are amortized, as of December 31 (in thousand €):

	2006	2005
Gross carrying amount
Patents and Licenses	508	566
Other intangible assets	956	1,263

Total gross carrying amount	1,464	1,829

Accumulated amortization
Patents and Licenses	(244)	(181)
Other intangible assets	(815)	(576)

Total accumulated amortization	(1,059)	(757)

Intangible assets, net	405	1,072

GPC Biotech reviews intangible assets for impairment on an annual basis. The Company did not record any impairment for the years ended December 31, 2006, 2005 and 2004.

The amortization expense for intangibles, including impairment expenses, for the years ended December 31, 2006, 2005 and 2004 was €325,000, €417,000, and €413,000, respectively.

The estimated amortization expense for intangibles for the next five years is as follows (in thousand €):

For the year ended December 31,
2007	222
2008	81
2009	81
2010	21
2011	-

9. Accrued Expenses and Other Current Liabilities

The following is a summary of the balances of accrued expenses and other current liabilities at December 31, 2006 and 2005 (in thousand €):

	2006	2005
Accrued milestone payments	4,544	-
Accrued external R&D	2,779	5,051
Accrued personnel expenses and payroll liabilities	3,042	3,437
Accrued legal and advisory	741	629
Accrued outstanding invoices	1,836	822
Accrued lease obligations	330	481
Current portion of loss on sublease contract	578	395
Liability from stock appreciation rights	169	-
Other accruals and current liabilities	327	459

	14,346	11,274

During the year ended December 31, 2006, the Company accrued for two milestone obligations to a third party whereby an amount of $ 6 million (approximately € 4.8 million) was charged to research and development expenses and subsequently revalued at December 31, 2006. These contractual obligations become due upon the acceptance of the NDA for the filing by the FDA as well as upon the acceptance of the filing of the first Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA). Based on the positive results from the phase three registration trial announced in the third quarter, the Company deemed both milestone events to be probable.

10. Other Liabilities, non-current

During the year ended December 31, 2006, the Company decided not to reoccupy office and laboratory space at the end of a sublease term as it had initially planned. In accordance with Financial Accounting Standards Board Technical Bulletin 79-15, Accounting for Loss on Sublease Not Involving the Disposal of a Segment (“FASB Technical Bulletin 79-15”) and Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit of Disposal Activities, (“SFAS 146”), GPC Biotech recorded a provision for this space for the period from the expiration of the current sublease through the end of the Company’s original lease term. The provision was calculated based on the current estimate of the fair value of potential sublease rental income during that period.

The total sublease loss incurred in 2006 relating to this space amounted to € 1,980,000. The amount represents the discounted future estimated net cash disbursements over the remaining period of the lease agreement.

On May 1, 2005, the Company sublet to a third party excess office and laboratory space in the U.S. According to FASB Technical Bulletin 79-15 and SFAS 146 the Company recorded an expense and a liability related to the projected shortfall between the rent obligation under the lease and the rental income to be received over the term of the sub-lease. The expense recorded at sublease inception amounted to € 2,849,000.

The total balance of the liability as of December 31, 2006 and 2005 was € 3,967,000 and € 2,572,000, respectively, of which € 3,389,000 and € 2,177,000, respectively, was included in other liabilities, non-current and € 578,000 and € 395,000, respectively, was included in other current liabilities.

11. Commitments and Contingencies

Operating Lease Commitments

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred lease expenses of €4,804,000, € 7,306,000, and €4,565,000 in the years 2006, 2005 and 2004, respectively. Income from subleases of office and laboratory space amounted to € 1,353,000, € 1,311,000, and € 1,167,000 in the years 2006, 2005 and 2004, respectively. Lease expenses and sublease income are included in research and development and general and administrative expenses.

The Company has entered into lease agreements for office and laboratory space that expire at different times through 2015, however certain leases can be terminated earlier at the option of the Company. One agreement calls for future incremental increases in rental payments in 2008. This lease also requires $1,667,000 to be held in escrow as security for credit. The Company records its rental expenses and sublease rental income using the straight-line method in accordance with SFAS No. 13, Accounting for Leases. The balance of accrued rental payments at December 31, 2006, was € 330,000.

In certain leases the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. These indemnification obligations are not capped at a specific amount, accordingly, the maximum amount of potential future payments that might arise under these indemnification obligations cannot be reasonably estimated. However, the Company has not experienced any claims under similar lease indemnification provisions in the past and management has determined that the associated estimated fair value of the liability is not material. Thus, the Company has not recorded any liability for these indemnities in the consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when a future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies which the Company believes would provide, in most cases, some, if not total, recourse in the event of any claims arising under these lease indemnification provisions.

Future minimum lease commitments for all non-cancelable operating leases for the years ending December 31 are as follows (in thousand €):

Non-cancelable operating leases
2007	4,807
2008	4,977
2009	4,988
2010	3,968
2011	1,231
Thereafter	0

Aggregate future minimum sublease income to be received under non-cancelable subleases as of December 31, 2006 were €1,010,000.

Contingencies

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. Legal proceedings are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these or future lawsuits, however, in the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with SFAS No. 5, Accounting for Contingencies, the Company makes a provision for a liability when it is both probable that a liability has been incurred at the date of the financial statements and when the amount of the loss is reasonably estimable.

GPC Biotech has entered into agreements under which it may be obligated to make payments (“milestone payments”) that are contingent upon the occurrence of certain events (“milestones”). As of December 31, 2006, the total maximum amount of milestone payments the Company may be obligated to make under these agreements was approximately €48 million. However, this amount includes obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, as of the balance sheet date it is unlikely that all of these milestones will be achieved. In 2006 and 2005 the Company made actual milestone payments of €0 and €0.4 million, respectively, under these arrangements, all of which were in connection with milestones relating to preclinical studies and clinical trials.

The actual amounts and timing of these contingent payments depend on numerous factors outside of the Company’s control, including the success of the Company’s preclinical and clinical development efforts with respect to the products being developed under these agreements, the substance and timing of decisions made by the FDA, the United States Patent and Trademark Office and other regulatory authorities, and the volume of sales or gross margin of a product in a specified territory and other factors. Accordingly, costs related to these payments are only reflected in the consolidated financial statements when the achievement of related milestone is deemed probable. For further details, see Note 9.

On December 12, 2006, the Company was notified by Spectrum Pharmaceuticals Inc. (“Spectrum”), that Spectrum initiated an arbitration proceeding with the American Arbitration Association (“AAA”) in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In its filing, Spectrum made several claims, including an assertion that it is entitled to a payment from GPC Biotech of approximately €9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, and a claim that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan. Spectrum is also seeking a declaration that GPC Biotech’s alleged breach of contract provides a basis for termination of the co-development and license agreement. GPC Biotech is contesting Spectrum’s claims vigorously and has asserted counterclaims against Spectrum. The matter is expected to be heard by a panel of the AAA later during 2007.

Management assessed the prospect of an unfavourable outcome of this arbitration as less than probable.

The potential financial impact of the arbitration process cannot be estimated. Accordingly, as of December 31, 2006, the Company has not recorded any provisions related to the arbitration process.

Fees which the Company pays to its external legal advisors and for other services associated with the arbitration process are expensed in the period when such legal and other services are rendered.

Contingencies related to the approval of an NDA for satraplatin in second line hormone refractory prostate cancer by the FDA and EMEA:

At December 31, 2006 the Company assessed the probability of several contingent liabilities relating to the marketing approval of satraplatin in second line hormone refractory prostate cancer in the U.S. as more than remote, but less than probable.

Under the Company’s agreement with Spectrum, GPC Biotech is obligated to make milestone payments in the amount of $ 9.0 million (approx. € 6.8 million) to Spectrum, which are contingent upon the approval of its NDA by the FDA and its approval of its MAA by the EMEA.

During the year ended December 31, 2006, the Company initiated a cash bonus plan to retain the Company’s employees. The payout of this bonus will occur in two portions, one of which is tied to the date on which satraplatin gains marketing approval in the U.S. and the other one to the date on which satraplatin will be approved in Europe. The total cash bonus plan may lead to an increase in personnel expenses of up to € 1.9 million, which will be included in research and development expenses and general and administrative expenses.

In 2006, 2005 and 2004, the Company issued stock appreciation rights (“SARs”) to senior management and the members of the Supervisory Board. These SARs vest upon certain events, some of which are related to the marketing approval of satraplatin in the U.S. and in Europe. For further details, see note 14.

The intrinsic value at December 31, 2006 of such stock appreciation rights was € 5.9 million. A further increase of the Company’s share price of € 1.00 would lead to higher compensation expense of € 673,000 each Euro to be recorded in research and development expenses and general and administrative expenses.

Due to the uncertainties in the approval process of satraplatin in second line hormone refractory prostate cancer, there were no recorded liabilities and expenses recognized as of December 31, 2006 with respect to such contingent payments triggered by the approval of satraplatin in the U.S. or in Europe.

Total amount expected to be incurred in 2007 could amount to € 8,896,000.

Contingent gains related to the approval of Satraplatin

In connection with the acceptance for filing of the first MAA with EMEA, the Company is entitled to receive a net milestone payment of approximately € 5.2 million. The contingent gain will be recognized as revenue when the milestone is achieved.

In connection with the approval of the first MAA with EMEA, the Company is entitled to receive a net milestone payment of approximately € 12.6 million. The contingent gain will be recognized as revenue when the milestone is achieved.

Guarantees and Indemnification Obligations

The Company enters into agreements in the ordinary course of business with, among others, vendors, service providers, contract manufacturers and collaboration, licensing and co-development partners. Pursuant to certain of these agreements it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, or its employees, agents or representatives, or third party claims alleging that the activities of GPC Biotech’s contractual partner pursuant to the contract infringe a patent, trademark or copyright of such third party.

The Company has determined the fair value of its liability on the above indemnities to be immaterial based on historical experience and information known at December 31, 2006.

12. Loans Receivable from Employees

At December 31, 2006 and 2005, loans receivable from employees of the Company amounted to € 38,000 and € 90,000, respectively, and are included in other current and non-current assets. At December 31, 2006, the amount related to one loan with original terms of four years. The loan is being forgiven or repaid in equal installments.

Forgiveness of loans, if applicable, is included in compensation expense in the period they are forgiven and is contingent upon continued employment of the employee. Loans made to employees bear interest at the rate of 5.5% to 6.0% per annum and were made for personal financial purposes.

13. Related Party Disclosures

In 2003 and 2001, the Company entered into collaboration agreements with ALTANA Pharma AG (“ALTANA Pharma”) as described in Note 4. ALTANA Pharma is a related party, since the Company’s Chairman (“Vorstandsvorsitzender”), Dr. Bernd Seizinger, was a member of the Supervisory Board of ALTANA Pharma. The board membership of Dr. Seizinger ended December 31, 2006.

At December 31, 2006 and 2005, the Company had accounts receivable from ALTANA Pharma arising out of the normal course of business in the amount of €395,000 and €1,436,000, respectively. All payments for accounts receivable from ALTANA Pharma have been settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company subleases part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Note 11, €991,000, €1,000,000, and €982,000 for the years ended December 31, 2006, 2005 and 2004, respectively, relates to the subleases with ALTANA Pharma.

During 2006 and 2004, the Company made milestone payments to MorphoSys AG (“MorphoSys”), a related party to the Company. The payments were made under a collaboration and licensing agreement signed in April 1999. MorphoSys is a related party to the Company due to the fact that two members of the Supervisory Board of the Company are also members of the Supervisory Board of MorphoSys. The transactions during 2006 and 2004 amounted to € 436,000 and € 869,000, respectively and were included in research and development expenses. There were no payments to MorphoSys in 2005.

14. Share Based Compensation

As of January 1, 2006, the Company adopted SFAS 123(R) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123(R), the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of € 433,000.

Basic and diluted loss per share for the twelve months ended December 31, 2006 are € 0.01 lower than if the Company had continued to account for share-based compensation under SFAS 123.

Stock Options Issued to Employees

The Company grants stock options to the employees and the members of the Management Board.

The respective strike prices for these stock options equal the five-day average of the closing price of the Company’s ordinary shares prior to the respective date of grants. The vesting period is four years, with graded vesting of the options over the vesting period. According to German law (§ 193 II, No. 3 AktG), the rights can be exercised, at the earliest, two years after the grant. The maximum contractual term of stock options is ten years.

In addition to the aforementioned two-year waiting period, eligibility to exercise options rights is also subject to various stock performance hurdles (mostly, the performance of GPC Biotech’s stock relative to various indices as specified in each option plan) as required by German law.

The following is a summary of stock options activity for the year ended December 31, 2006:

	2006
	Options	Weighted- Average Exercise Price
Outstanding at January 1	4,332,001	€9.59
Granted	317,500	€14.06
Exercised	(740,826)	€5.22
Forfeited	(61,330)	€9.60
Expired	-	-

Outstanding at December 31	3,847,345	€10.80

Vested at December 31	2,889,114	€10.69

Exercisable at December 31	2,820,739	€10.71

The weighted-average grant date fair value of stock options granted during the years 2006, 2005 and 2004 respectively approximates to € 8.22, € 5.77 and € 6.36 respectively.

The total intrinsic value of stock options exercised during the years 2006, 2005 and 2004 respectively was € 7,359,000, € 435,000 and € 3,412,000 respectively.

Cash received from the exercise of stock options as of December 31, 2006, 2005, and 2004 was € 3,866,000, € 486,000 and € 1,873,000, respectively.

As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Under SFAS No. 123(R), the fair value of each option grant is estimated at grant date. For the year ended December 31, 2006, GPC Biotech changed the method used to estimate fair values from a closed form option pricing model to a Monte Carlo simulation. Management considers this valuation technique to produce a better estimate of fair values considering the guidance provided in SFAS 123(R), and SAB Topic 14. The effect from changing the option pricing model on the aggregate fair value of options granted during the year 2006 was € 454,000 and will be recognized over the vesting period. The effect on net loss and loss before income taxes from higher compensation cost under the changed model was € 98,000. Basic and diluted loss per share for the twelve months ended December 31, 2006 are the same under the new model as they had been under the closed form option pricing model used for share-based compensation under SFAS 123.

The following weighted-average assumptions were used to value stock option grants:

	December 31,
	2006	2005	2004
Expected dividend yield	-	-	-
Risk-free interest rate	3.36%-4.01%	2.90%	3.24%
Expected volatility	59.66%-70.44%	77.81%	88.01%
Expected life (in years)	N/A	4	4

The assumptions for 2005 and 2004 were used for the option pricing model for share-based compensation under SFAS 123. For 2006, the Company assumes early exercise behavior and estimates exercises after 100% performance increase of the stock.

The Company estimated expected volatility based on the historical realized volatility of the Company’s stock over the past 5 years calculated individually at the date of grant. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

For stock options issued during 2006, 2005 and 2004, total compensation cost was € 2,609,000, € 1,778,000 and € 5,532,000 respectively, which is being recognized over the vesting period of those options. Compensation cost related to stock options included in the statements of operations was € 2,476,000, € 2,974,000, and € 1,903,000 in 2005, 2004 and 2003, respectively.

As of December 31, 2006, there was € 3,456,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. The weighted average period over which these compensation cost will be recognized is approximately 24 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested stock options and stock options expected to vest at December 31, 2006:

	Options Outstanding and Exercisable			Options Outstanding and Vested
Range of Exercise Prices in Euro	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
1.16 - 2.98	188,135	€1.71	3.5	188,135	€1.71	3.5
3.21 - 5.77	557,488	€4.23	4.4	557,488	€4.23	4.4
6.53 - 8.64	316,375	€6.76	3.6	322,625	€6.79	3.5
9.07 - 11.91	738,441	€9.72	6.3	800,566	€9.74	5.9
12.11 - 19.30	945,300	€16.72	3.7	945,300	€16.72	3.7
24.60 - 59.74	75,000	€32.27	4.0	75,000	€32.27	4.0

	2,820,739	€10.71	4.5	2,889,114	€10.69	4.4

The aggregate intrinsic value for fully vested stock options as of December 31, 2006 was approximately € 24,875,000. The aggregate intrinsic value for fully vested stock options exercisable as of December 31, 2006 was approximately € 24,230,000. The total fair value of shares vested during the years ended December 31, 2006 was € 2,297,000.

Upon the exercise of stock options the Company issues new shares by way of a capital increase.

Convertible Bonds

Convertible bonds are issued as compensation to members of the Management Board and senior management and also in the past were issued to members of the Supervisory Board. Convertible bonds granted under the Company’s Convertible bonds plan have a four-year graded vesting schedule beginning on the grant date and mature ten years after the date of grant. Eligibility to convert the bonds is subject to an initial two-year holding period and to various stock performance hurdles (the performance of GPC Biotech’s stock relative to various indices as specified in each convertible bond plan), each in accordance with German law. Holders are required to purchase the convertible bonds at a price of € 1.00 per bond.

One convertible bond entitles its holder to convert such bond into one ordinary share of the Company at a fixed conversion price per share. The bonds will pay interest of 3.5% per annum.

The following is a summary of convertible bond activity for the year ended December 31, 2006:

	2006
	Shares	Weighted- Average Exercise Price
Outstanding at January 1	2,474,000	€8.62
Granted	1,091,500	€16.81
Exercised	196,361	€4.45
Forfeited	-	-
Expired	-	-

Outstanding at December 31	3,369,139	€11.52

Thereof paid in	3,107,639	€10.86

Vested at December 31	1,165,144	€8.03

Exercisable at December 31	985,144	€7.59

The weighted-average grant date fair value of convertible bonds granted during the years 2006, 2005 and 2004 approximates to € 9.57, € 6.13 and € 6.92 respectively.

The total intrinsic value of convertible bonds exercised during the years 2006, 2005 and 2004 was € 1,892,000, € 27,000 and € 3,127,000 respectively.

Cash received from the conversion of convertible bonds as of December 31, 2006, 2005, and 2004 was € 677,000, € 31,000 and € 427,000, respectively.

Under SFAS No. 123(R), the fair value of each convertible bond is estimated at grant date. For the year ended December 31, 2006, GPC Biotech changed the method used to estimate fair values from a closed form option pricing model to a Monte Carlo simulation. Management considers this valuation technique to produce a better estimate of fair values considering the guidance provided in SFAS 123(R), and SAB Topic 14. The effect from changing the option pricing model on the aggregate fair value of convertible bonds granted was € 1,545,000. The effect on net loss and loss before income taxes from higher compensation cost under the changed model was € 82,000. Basic and diluted loss per share for the twelve months ended December 31, 2006 are the same under the new model as they had been under the closed form option pricing model used for share-based compensation under SFAS 123.

The fair value of the Company’s convertible bonds is calculated using the same assumptions as those used for our stock options, and is recognized as compensation expense over the relevant vesting period of the convertible bonds. As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

For convertible bonds issued during 2006, 2005 and 2004, total compensation cost was € 10,450,000, € 4,410,000 and € 6,472,000 respectively, which is being recognized over the vesting period of those instruments. Compensation cost related to convertible bonds included in the statements of operations was € 4,462,000, € 3,691,000, and € 1,549,000 in 2006, 2005 and 2004, respectively.

As of December 31, 2006, there was € 12,839,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. The weighted average period over which these compensation cost will be recognized is approximately 29 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested convertible bonds and convertible bonds expected to vest at December 31, 2006:

	Convertible Bonds Outstanding and Exercisable			Convertible Bonds Outstanding and Vested
Range of Exercise Prices in Euro	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
2.70 - 4.36	239,125	€4.22	5.7	239,125	€4.22	5.7
4.38 - 5.77	278,519	€5.20	4.8	278,519	€5.20	4.8
9.33 - 10.38	50,000	€9.33	7.7	195,000	€10.11	8.5
10.67 - 10.90	417,500	€10.90	7.8	452,500	€10.88	7.8
16.03 - 19.30	-	-	-	-	-	-

	985,144	€7.59	6.4	1,165,144	€8.03	6.8

The aggregate intrinsic value for fully vested convertible bonds as of December 31, 2006 was approximately € 6,242,000. The aggregate fair value of shares vested during the year ended December 31, 2006 was € 3,186,000.

The aggregate intrinsic value for fully vested convertible bonds exercisable as of December 31, 2006 was approximately € 4,646,000.

On December 29, 2006, the Company granted 261,500 convertible bonds to certain members of the senior management. The convertible bonds were not paid in as of December 31, 2006 and thus not recorded in the financial statements of the Company at that date as the liability does not exist at the time. The Company received the total purchase price of these convertible bonds in January 2007.

On December 30, 2005, the Company granted 140,000 convertible bonds to certain members of the senior management. The convertible bonds were not paid in as of December 31, 2005 and thus not recorded in the financial statements of the Company at that date as the liability does not exist at the time. The Company received the total purchase price of these convertible bonds in January 2006.

Upon the conversion of convertible bonds the Company issues new shares by way of a capital increase.

Stock Appreciation Rights

During 2006, 2005 and 2004, the Company issued SARs to members of the Supervisory Board and to certain members of the senior management team. The SARs vest upon the achievement of certain performance conditions which are described below. In case of key executives, if the holder’s employment terminates before the actual vesting event of the rights, the SAR will be cancelled without any compensation. Supervisory board members, whose board membership ends prior to the vesting, will get compensated pro-rated, based on the length of the term of their office in proportion to the full holding period. The SARs vest immediately upon the occurrence of the individual performance condition and the payment becomes due 100 calendar days after that date. In case of a change in control of the Company, each holding period will end on the date of effectiveness of the change of control.

As the SAR will be settled in cash, they accounted for as liability awards when was determined that it is probable the performance condition will be met. The fair value of SAR is estimated on the grant date and revalued at each subsequent reporting date.

The following table summarizes the stock appreciation rights outstanding as of December 31, 2006:

Grant Date	Grant Price	Number	Vesting condition
Sept 1, 2004	€10.22	86,250	First approval of satraplatin either by FDA or EMEA
Sept 30, 2004	€10.97	125,000	EMEA approval of satraplatin
Sept 30, 2004	€10.97	250,000	FDA approval of satraplatin
July 1, 2005	€9.03	86,250	Approval of satraplatin by FDA and EMEA
Sept 30, 2005	€10.38	100,000	Approval of satraplatin by FDA and EMEA
Aug 1, 2006	€11.07	83,750	Acceptance of NDA for satraplatin by FDA other than HRPC (hormone resistant prostate cancer)
Aug 28, 2006	€10.94	25,000	FDA approval of satraplatin
Aug 28, 2006	€10.94	25,000	Dosing of first patient in 2nd registration trial for satraplatin
Oct 31, 2006	€16.03	103,750	Full (not-accelerated) FDA approval of satraplatin
Oct 31, 2006	€16.03	103,750	Dosing of first patient in 2nd registration trial for satraplatin

Total		988,750

At December 31, 2006, the Company deemed the dosing of the first patient in a second registration trial for satraplatin probable and therefore the payout for a total of 128,750 SAR was deemed probable whereby an amount of € 151,000 was recognized as compensation expense. In addition to that other expenses in the amount of € 18,000 were recognized for SARs without performance conditions which are already fully vested. The compensation cost are recognized over the implicit service period which is the period from the date of grant until the achievement of the performance condition.

The amount of unrecognized compensation cost for those stock appreciation rights was € 645,000. There was no liability or expense recognized for SARs as of December 2005 and 2004, respectively, as none of the performance conditions were considered probable.

During the year ended December 31, 2006, the Company did not make any payments resulting from SARs, nor did any holder forfeit his or her rights to any SARs.

Under FAS 123 liability instruments had been measured at intrinsic value. Beginning January 1, 2006, the Company adopted FAS 123(R) which requires liability awards to be measured at fair value. The weighted-average grant date fair value of stock appreciation rights granted during the year 2006 approximates to € 8.68. The weighted average exercise price of stock appreciation rights outstanding at beginning of year was € 10.71. The weighted average exercise price of stock appreciation rights outstanding at the end of the year was € 11.87. The weighted average exercise price of stock appreciation rights deemed probable was € 15.85.

As of December 31, 2006, there were € 8,297,000 of total unrecognized compensation cost related to unvested, non-probable, SARs granted. That cost was not yet recognized since the vesting of the underlying liability instruments was not deemed probable at December 31, 2006.

The aggregate intrinsic value for stock appreciation rights expensed during the year ended December 31, 2006 was approximately € 548,000.

The Company uses the Black-Scholes model to value SARs. Management considers the Black-Scholes model to be appropriate due to the relatively short expected life of these awards. Furthermore, SARs do not include market conditions. Significant assumptions used in the fair value model during the period with respect to the Company’s SAR’s are summarized below:

December 31,
	2006	2005	2004
Expected dividend yield	-	-	-
Risk-free interest rate	3.76%-4.12%	-	-
Expected volatility	41.48%-68.04%	-	-
Expected life (in years)	0.63-6.92	-	-

The Company estimated expected volatility based on the historical realized volatility of the Company’s stock over the individual estimated term of the SAR at the date of grant. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

15. Income Taxes

The Company’s loss before income taxes for the years ended December 31 arose in the following jurisdictions (in thousand €):

	2006	2005	2004
Germany	42,543	46,716	27,127
Other	21,470	15,491	12,800

Loss before income taxes	64,013	62,207	39,927

Deferred tax liabilities and assets are comprised of the following at December 31 (in thousand €):

	2006	2005
Deferred Tax Assets:
Net operating loss carryforwards	92,209	85,108
Research and development tax credits	9,321	7,338
Deferred revenue	4,663	7,118
Accrued expenses and losses	5,058	3,824
Intangible Assets	17	-
Plant and Equipment	217	243
Other	96	96
Valuation Allowance	(111,416)	(102,992)

	165	735

Deferred Tax Liabilities:
Intangible assets	(117)	(49)
Marketable securities and short-term investments	(32)	(686)
Other	(16)	-

Net deferred taxes	-	-

The reconciliation of income tax computed at the statutory rate applicable to the Company’s income tax expense for the years ended December 31 is as follows (in thousands of €, except percent):

	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
German tax benefit	(22,981)	35.9%	(24,497)	39.4%	(15,723)	39.4%
Costs associated with equity offering	-	-%	-	-%	(3,647)	9.1%
Non-deductible expenses and others	2,283	(3.6)%	(4,170)	6.7%	(3,957)	9.9%
Deductibility of federal tax and local German trade tax	7,539	(11.8)%	-	-%	(60)	0.2%
Research and development tax credit	(1,633)	2.6%	(1,284)	2.0%	(3,680)	9.2%
Post tax audit adjustment of NOL	8,210	(12.8)%	-	-%	-	-%
Tax base adjustment accrued expenses	(1,959)	3.1%	-	-%	-	-%
Different tax rate in other countries	(1,795)	2.8%	(1,132)	1.8%	(193)	0.5%
Change in valuation allowance, including effects from foreign currency translation	10,336	(16.2)%	31,083	(49.9)%	27,260	(68.3)%

Income tax expense	-	-%	-	-%	-	-%

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

According to a new law effective for fiscal years ending in 2004 and beyond, the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes is restricted. The Company’s maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above € 1 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to € 0. At December 31, 2006, the amount of NOL carryforwards for German corporation and trade tax purposes is € 137,852,000 and € 137,105,000, respectively. In general, these NOL’s do not expire. During the year ended December 31, 2006 a German tax audit was settled confirming the Company’s NOL carryforwards for the years ended 1997 until 2003.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of € 1,327,000 per year for the losses incurred prior to the change in ownership, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. At December 31, 2006 the Company has € 32,970,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back 2 years and forward 20 years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss 3 years and forward 15 years. At December 31, 2006 the Company has € 88,187,000 of federal NOL carryforwards subject to a 20 year carryforward and € 19,907,000 subject to a 15 year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2007 and 2026.

The Company has € 80,697,000 of state net operating losses that expire at various times between the years of 2007 and 2013. At December 31, 2006 the Company has € 62,076,000 of state NOL carryforwards subject to a 5-year carryforward and € 18,621,000 subject to a 7-year carryforward.

The Company’s U.S. subsidiary had federal research and development credits of € 5,275,000 and state research and development credits of € 4,046,000 at December 31, 2006.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2006, 2005 and 2004 was € 0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately € 0.

As of December 31, 2006, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2004 and the statute of limitations for income tax audits in the US and the states of Massachusetts and New Jersey remains open for the tax years ended on or after December 31, 2001.

16. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2006, 2005 and 2004, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 3,371,567, 2,305,008 and 1,902,398 for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table sets forth the computation of basic and diluted loss per share (in thousand €, except share and per share data):

	2006	2005	2004
Numerator:
Net loss	(64,013)	(62,207)	(39,927)

Denominator:
Denominator for basic and diluted earnings per share – weighted-average number of shares	32,840,480	29,877,348	24,950,638

Basic and diluted loss per share	(1.95)	(2.08)	(1.60)

17. Shareholders Equity

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

Authorized Shares

To assist management in undertaking strategic activities, capital increases and to service the stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2006 and 2005, the total number of authorized ordinary shares potentially issuable was 28,746,686 and 23,628,873, respectively. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,472,583 and 3,411,166, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities, in-licensing activities and future capital increases is 14,862,937. The number of ordinary shares authorized for the purposes of potential convertible debt issuances is 6,000,000.

Subsequent to December 31, 2006, GPC Biotech has issued 1,564,587 shares from authorized capital (see Note 19) in connection with a private placement.

Exercise of Stock Options and Convertible Bonds

During 2006, 2005 and 2004, several holders of stock options and convertible bonds exercised some of their fully vested options and convertible bonds, receiving 883,687, 99,465, and 827,119 ordinary shares, respectively.

At December 31, 2006, members of the management board and employees of the Company had subscribed to 53,500 ordinary shares with a total value of € 334,370, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2006. The ordinary shares will be subsequently registered during the first three months ending March 31, 2007 and issued shortly after.

Issuance of Shares in a Private Placement

On February 23, 2006 GPC Biotech issued 2,860,000 new ordinary shares at € 12.67 per share in a private placement involving two family investment companies. The total investment amounted to € 36,236,000 and was recorded in shareholders’ equity net of costs of transaction of € 156,000.

Issuance of Shares in Asset Acquisition

On March 2, 2005, the Company purchased the significant assets of Axxima Pharmaceuticals by issuing 1,311,098 ordinary shares (see Note 5). The value of the transaction was € 13,079,000, which consisted of shares 1,311,098 shares valued at €9.80 each net transaction costs of € 230,000.

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

Accumulated Other Comprehensive Loss

The balance of the components of accumulated other comprehensive loss as of December 31, 2006, 2005 and 2004 were as follows (in thousand €):

	December 31,
	2006	2005	2004
Unrealized gain on available-for-sale securities	428	(187)	497
Accumulated translation adjustments	(2,183)	(1,906)	(3,229)

Total accumulated other comprehensive loss	(1,755)	(2,093)	(2,732)

18. Employee Benefit Plan

GPC Biotech Inc. has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. contributes 50% of the first 4% of annual compensation contributed by each participant. Contributions are fully vested immediately. Costs of the plan, including the matching contribution, charged to operating expenses amounted to € 169,000, € 144,000 and € 133,000 in 2006, 2005 and 2004, respectively.

19. Subsequent event

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at € 21.50 per share for a total gross amount of € 33.6 million through a private placement. GPC Biotech received the proceeds upon registration of the corresponding capital increase in the German commercial register in February 2007.

20. Subsequent events (unaudited)

Acceptance of NDA Filing

On April 16, 2007, the U.S. Food and Drug Administration (FDA) accepted for filing the Company’s New Drug Application (NDA) for satraplatin submitted on February 15, 2007 for patients with hormone-refractory prostate cancer (HRPC) whose prior chemotherapy has failed. The FDA has also granted the NDA priority review status. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission. The FDA informed the Company that the application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval.

In connection with the above acceptance, the Company is required to pay approximately € 3.0 million to a third party. This amount was charged to research and development expense in 2006 and paid in May of 2007.

Drug Discovery Reorganization

On May 3, 2007, the Company announced the consolidation of its drug discovery efforts to one location, resulting in the closing of the facility in Waltham, Massachusetts along with a total workforce reduction of approximately 16%. The Company currently estimates the cost of closing the facility to be approximately € 1.0 million, primarily related to employee severance and termination benefits and other closing costs. The Company expects such costs to continue through December 2007. These charges will be classified separately in the statement of operations, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

Exhibit Index

Exhibit Number	Description
1	Articles of Association of GPC Biotech AG (English translation).***

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated June 2, 1997, by and between Mitotix, Inc. and the DuPont Merck Pharmaceuticals Company.*

4.6	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated April 3, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.7	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated July 30, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.8	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated October 1, 2000, by and between Mitotix, Inc. and The DuPont Pharmaceuticals Company.*

4.9	Amendment to Amended and Restated Collaborative, Research, Development and Marketing Agreement, dated December 28, 2000, by and between Mitotix, Inc. and Bristol-Myers Squibb Pharma Company.

4.10	Collaboration and License Agreement, dated as of November 1, 2001, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.11	Amendment to Collaboration and License Agreement, dated as of June 30, 2002, by and between BYK Gulden Lomberg Chemische Fabrik GMBH and GPC Biotech AG.*

4.12	Amendment to Collaboration and License Agreement, dated January 31, 2003, by and between ALTANA Pharma AG (formerly BYK Gulden Lomberg Chemische Fabrik GMBH) and GPC Biotech AG.*

1

4.13	Hybrid Collaboration and License Agreement dated as of January 31, 2003, by and between ALTANA Pharma AG and GPC Biotech AG.*

4.14	Co-Development and License Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.15	Supply Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)

4.16	Asset Purchase Agreement between GPC Biotech AG (as successor to Blitz 05-001 GmbH) and Rechtsanwalt Dr. Joseph Füchsl as Insolvency Receiver of Axxima Pharmaceuticals AG, dated March 2, 2005.***

4.17	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated March 1, 2007 (English translation).

4.18	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated March 1, 2007 (English translation).

4.19	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated May 1, 2007 (English translation).

4.20	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated May 1, 2007 (English translation).

4.21	Stock Option Plan 2007 (English translation).

4.22	Stock Option Plan 2006 (English translation).

4.23	Stock Option Plan 2005 (English translation).***

4.24	Stock Option Plan 2004 (English translation). **

4.25	Stock Option Plan 2002 (English translation).*

4.26	Stock Option Plan 2001 (English translation).*

4.27	Stock Option Plan 2000 (English translation).*

4.28	Option Terms dated September 1999 (English translation).*

4.29	Option Terms for 1997 (English translation).*

4.30	2007 Incentive Stock Option Plan.

4.31	2006 Incentive Stock Option Plan.†

4.32	2005 Incentive Stock Option Plan.***

4.33	2004 Incentive Stock Option Plan.***

4.34	2002 Incentive Stock Option Plan.*

4.35	2001 Incentive Stock Option Plan.*

4.36	2000 Incentive Stock Option Plan.*

4.37	1999 U.S. Incentive Stock Option Plan.*

4.38	Convertible Bonds Terms and Conditions for Members of Management Bodies of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen), dated May 25, 2007.

4.39	Convertible Bonds Terms and conditions for members of the management bodies of GPC Biotech and affiliated subsidiary companies in Germany and abroad, dated May 24, 2006.†

2

4.40	Convertible Bonds Terms and Conditions for executives (Führungskräfte) as well as employees and consultants of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad, dated June 8, 2005.***

4.41	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004.**

4.42	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.43	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.44	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.45	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.46	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2006.

4.47	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2005.***

4.48	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004. **

4.49	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.

*	Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.
**	Incorporated by reference from the Registrant’s Form 20-F (No. 001-117629) filed March 31, 2005.
***	Incorporated by reference from the Registrant’s Form 20-F (No. 000-50825) filed April 3, 2006.
†	Incorporated by reference from the Registrant’s Form S-8 (No. 333-136932) filed on August 28, 2006).
(1)

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3