Form 20-F
period 2007-12-31
GPC BIOTECH AG
filed 2008-06-30
CIK 1117629

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

                    SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 36,836,853

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

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

Forward-looking Statements

This annual report includes forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “could” and similar expressions. Forward-looking statements include, but are not limited to, statements about:

•	the timing and ultimate success in obtaining regulatory approval in the U.S., Europe or any other jurisdiction for our lead product candidate, satraplatin, or any of our other product candidates;

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

•	our ability to execute M&A or in-licensing transactions to successfully expand our pipeline;

•	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our product candidates;

•	our ability to market, commercialize, achieve market acceptance for and sell satraplatin and our other product candidates; and

•	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in Item 3 of this annual report, “Key Information—Risk Factors”, starting on page 6 of this annual report, various sections of Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects”, and elsewhere in this annual report. Other factors, besides those listed here, could also adversely affect us.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. Except as required by law, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our 6-K reports to the SEC. This discussion is provided as permitted by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

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

	Year ended December 31,
	2007	2006	2005	2004	2003
	(amounts in thousands of euro, except share and per share data)
Statement of operations data:(1)
Revenues	18,315	22,674	9,341	12,649	21,594
Research and development expenses	51,437	64,707	55,684	39,955	37,535
Acquired in-process research and development	—	—	683	—	—
Total operating expenses	90,854	88,866	77,374	53,541	51,068
Operating loss	(72,539)	(66,192)	(68,033)	(40,892)	(29,474)
Net loss before cumulative effect of change in accounting principle	(69,245)	(64,446)	(62,207)	(39,927)	(26,831)
Cumulative effect of change in accounting principle	—	433	—	—	—
Net loss	(69,245)	(64,013)	(62,207)	(39,927)	(26,831)
Per share data:
Basic and diluted loss per share	€(1.91)	€(1.95)	€(2.08)	€(1.60)	€(1.29)
Shares used in computing basic and diluted loss per share	36,181,956	32,840,480	29,877,348	24,950,638	20,731,535

	At December 31,
	2007	2006	2005	2004	2003
	(amounts in thousands of euro except share data)
Balance sheet data:
Cash and cash equivalents(2)	49,681	38,336	30,559	59,421	34,947
Marketable securities and short-term investments	14,077	57,186	63,061	69,248	54,221
Total assets	73,386	107,519	139,263	141,893	101,564
Long-term debt, including capital lease obligations(3)	—	—	—	—	959
Ordinary shares	36,837	33,895	30,152	28,741	20,754
Subscribed shares	—	334	—	—	215
Total shareholders’ equity	38,603	67,175	83,533	124,833	81,879
Total shares issued and outstanding	36,836,853	33,895,444	30,151,757	28,741,194	20,754,075

	Year ended December 31,
	2007	2006	2005	2004	2003
	(amounts in thousands of euro)
Other financial data:
Net cash used in operating activities	(66,719)	(36,622)	(42,787)	(37,816)	(22,974)
Net cash provided by (used in) investing activities	40,847	3,706	33	(17,049)	18,723
Net cash provided by financing activities	40,415	41,593	11,501	79,672	42
Depreciation, amortization and impairment of tangible and intangible assets and goodwill	2,722	1,857	3,895	1,981	3,827

(1)	During 2006, the Company adopted SFAS 123R. See accompanying footnotes to the financial statements.
(2)	Does not include restricted cash of €1.4 million, €1.5 million, €1.6 million, €2.3 million and €2.5 million at December 31, 2007, 2006, 2005, 2004, and 2003, respectively.
(3)	Does not include obligations under compensation arrangements.

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

	U.S. dollars for one euro
Year	High	Low	Period Average(1)	Period End
2007	1.4862	1.2904	1.3797	1.4603
2006	1.3327	1.1860	1.2661	1.3197
2005	1.3476	1.1667	1.2401	1.1842
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for the periods indicated are set forth below:

	U.S. dollars for one euro
Month	High	Low
December 2007	1.4759	1.4344
January 2008	1.4877	1.4574
February 2008	1.5187	1.4495
March 2008	1.5805	1.5195
April 2008	1.6010	1.5568
May 2008	1.5784	1.5370

The Noon Buying Rate for the euro on June 26, 2008, was quoted by the Federal Reserve Bank of New York at 1.5738 dollars for one euro.

Item 3B. Capitalization and Indebtedness.

Not applicable.

Item 3C. Reasons for the offer and use of proceeds.

Not applicable.

Item 3D. RISK FACTORS

An investment in our shares or American Depository Shares, or ADSs, involves a high degree of risk. You should consider carefully the specific risk factors described below, together with all of the other information in this annual report. The trading price of our shares and ADSs could decline as a result of any of these risks, and you may lose part or all of your investment.

Risks Related to Our Business

Satraplatin may never receive regulatory approval in the United States or Europe and may never be successfully commercialized and you may lose all or a substantial part of your investment.

We have expended significant time, money and effort developing satraplatin, our most advanced product candidate. Before we or our partners can market and sell satraplatin, we will need to obtain necessary approvals from the Food and Drug Administration, or FDA, in the United States, the European Medicines Agency, or EMEA, in Europe and similar regulatory agencies elsewhere.

In July 2007, satraplatin was reviewed by the FDA Oncologic Drugs Advisory Committee, or ODAC, at a public meeting. At the meeting, the Food and Drug Administration, or FDA, raised certain issues regarding the progression-free survival results of the satraplatin Phase 3 registrational trial in second-line hormone-refractory prostate cancer, called SPARC, for which it was seeking the advice of ODAC, including whether the FDA should wait for the final overall survival results before taking action on the New Drug Application, or NDA. In its only vote, ODAC recommended that the FDA should wait for the final overall survival analysis of the SPARC trial before deciding whether the satraplatin NDA was approvable. At the end of July 2007, following the ODAC vote, we withdrew the NDA for satraplatin. In October 2007, we received disappointing final overall survival results from the SPARC trial. Following these events, we have been exploring different potential registrational pathways for satraplatin based upon additional analyses from the SPARC trial. However, in light of the disappointing final overall survival results from the SPARC trial and the issues regarding the trial results raised by FDA at the ODAC meeting, achieving marketing approval in the United States will be very challenging, and, even if successful, will likely require additional post-marketing commitments which are often costly and time consuming Our other ongoing studies with satraplatin are in much earlier stages of development and will continue to require significant funding. Moreover, we cannot assure you that these studies will be successful or justify further development of satraplatin. We therefore may never successfully commercialize satraplatin in the United States.

In Europe, a Marketing Authorization Application, or MAA, for satraplatin submitted by our partner, Pharmion, now Celgene Corporation was accepted for filing in mid-2007 and is still under review. The submission was based on the progression-free survival results from the SPARC trial with the understanding that overall survival data would need to be supportive. While the results from the SPARC trial demonstrated a statistically significant improvement in progression-free-survival, satraplatin did not improve overall survival in the intent-to-treat population in the SPARC trial. In light of the disappointing overall survival results from the SPARC trial and the issues raised by the ODAC review panel, which issues may also be of concern to the EMEA, approval of the satraplatin MAA will be challenging. If the EMEA does not approve the satraplatin MAA our stock price will likely decline. A decision on the filing is expected in the second half of 2008.

If we do not receive regulatory approval for satraplatin, or if satraplatin does not achieve market acceptance even if approved, we will not become profitable in the foreseeable future. If we fail to become or remain profitable, or if we are unable to fund our continuing expenses, we may be unable to continue our development programs, and you could lose all or part of your investment.

We have a history of losses and expect to continue to have losses for the next several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

We have incurred losses in each year since our inception in 1997 because our research and development and general and administrative expenses exceeded our revenues. Our net loss for the years ended December 31, 2007, 2006 and 2005 was € 69.2 million, € 64.0 million and € 62.2 million, respectively. As of December 31, 2007, we had an accumulated deficit of € 362.7 million.

To attain profitability, we will need to develop and bring products to market. We have never generated revenue from product sales in the market, and there is no guarantee that we will be able to do so in the future.

We have expended significant funds in the development and the preparation for a commercialization of satraplatin. We expect to make substantial additional expenditures and incur substantial losses in the future as we explore various options for satraplatin and in order to bring our earlier stage kinase inhibitor compounds into the clinic and develop them further. As our product candidates advance, we will continue to need resources for research and development activities, for regulatory approval filings and for commercialization of any approved drugs.

Our medium to long-term success will depend largely on our ability to expand our pipeline through M&A activities or in-licensing of promising product candidates. If we are unable to enter into a transaction within the next 12 months, we may be unable to fund our operations going forward and you could lose all or a significant part of your investment.

We are actively seeking to expand our pipeline through M&A activities or in-licensing of promising product candidates. Our medium to long-term success will largely depend on the success of these activities. We may not be able to enter into or ultimately execute a transaction due to a variety of factors, including competition from other market participants, especially in the pharmaceutical industry, the volatility of our share price, lack of shareholder approval or limitations on available cash to fund a transaction. If we are unable to enter into a transaction within the next 12 months or execute a transaction thereafter, our ability to raise funds based on our existing programs will likely be extremely limited and we may be unable to fund our operations going forward and you could lose all or a significant part of your investment.

We may need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our drug development activities.

We may need to raise additional capital to fund our operations and clinical trials and to continue our drug development activities.

We believe our cash, cash equivalents, marketable securities, and short-term investments on hand and interest earned on our investments are sufficient to fund our anticipated operating requirements until approximately the end of 2010. However, we may need to raise additional funds in the future. Our ability to raise additional funds will largely depend on the strength of our portfolio and the timing and likelihood of developmental milestones, as well as general financial, economic, market conditions and other factors, many of which are beyond our control. If necessary funds are not available to us on satisfactory terms, or at all, we may have to reduce expenditures for development and clinical trials, which could delay, reduce or eliminate our drug development activities.

We are currently engaged in shareholder litigation. A negative outcome could adversely impact our financial situation.

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger, our CEO and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. See also Item 8 “Financial Information—Legal Proceedings”.

Even though we believe that the lawsuits have no merit; we cannot assure you that the outcome of the litigation will be in our favor. We believe our existing D&O insurance will cover lawsuits of this kind; however, if the sum of the litigation’s cost and a potential settlement or damages amount exceeds the amount of our coverage, or if the insurers deny coverage, the litigation could adversely impact our financial situation.

In addition to the lawsuits in the United States, we may face lawsuits with similar allegations in Germany in the future, even though, to our knowledge, none have been filed as of the date of this report.

The primary patents covering satraplatin in the United States will expire in December 2008 and September 2010, and during the first quarter of 2009 in most other countries. If we and the owner of the patents are unable to extend the protection of these patents beyond such dates, we may be subject to competition from third parties with products with the same active pharmaceutical ingredient as satraplatin.

Even if our product candidates are covered by valid and enforceable patents, the patents will provide protection only for a limited amount of time. For example, the primary patents covering the active pharmaceutical ingredient and anticancer use of satraplatin will expire in December 2008 and September 2010 in the United States, respectively, and during the first quarter of 2009 in most other countries. Thereafter, we will have no direct means to prevent third parties from making, selling, using or importing satraplatin in the United States, Europe or Japan. Instead, we and Johnson Matthey Plc. as the owner of the primary patents [and Spectrum Pharmaceuticals, Inc., from whom we sublicense the patent, expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and comparable foreign legislation, to seek additional product exclusivity for satraplatin. If we cannot file a new NDA for satraplatin based on data from the SPARC trial, it would likely prevent us obtaining a timely patent extension of these patents in the US or the EU, and in other territories including Japan. In addition, even if it is appropriate or possible for us or Johnson Matthey to make an application for patent extension in a timely manner, there can be no assurance that we will ultimately be granted this type of extension or an analogous extension for satraplatin in any specific country, or at all. See also “Item 4 Information about the Company—Intellectual Property.” Should an application for patent extension of a primary patent for satraplatin be applicable, we plan on supporting the owner of the patent, Johnson Matthey, in their application for such extended protection, if possible, for the fullest term and extent appropriate. The terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended to our disadvantage.

If we do not qualify or timely apply for such patent extension for satraplatin, the competition we will face upon expiration of the primary patents would increase significantly, reducing our potential revenues and harming our ability to achieve profitability.

In addition, we have to rely on Johnson Matthey to make the formal applications for the extension covering satraplatin, should such an application be appropriate. Whereas they are under an obligation to maximize patent protection for satraplatin and we will provide any support needed for the application, our possibilities to enforce timely and appropriate actions by the owner of the patent are limited.

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

We have depended and will continue to depend on our collaboration with Celgene for a significant portion of our revenues. If this collaboration terminates early or Celgene does not meet all or a significant portion of its obligations, it would materially impact our revenues and harm our business.

Under our co-development and license agreement for satraplatin with Celgene, we received an upfront payment of $37.1 million, which includes an $18 million reimbursement for past satraplatin clinical development costs and a $19.1 million payment for the funding of certain ongoing clinical development activities. Furthermore, Celgene has an additional obligation to fund $22.2 million for shared costs incurred in connection with global development activities. We are also entitled to receive up to $105.5 million upon the achievement of regulatory filing and approval milestones, up to $105 million for achievement of significant annual sales milestones in the Celgene territories and royalties on sales of satraplatin by Celgene in its territories at rates of 26% to 30% on net annual sales up to $500 million, and 34% on net annual sales over $500 million.

These cost-sharing, milestone and royalty payments from Celgene will represent a significant portion of our revenues for the foreseeable future. If the EMEA does not grant approval of the MAA for satraplatin and/or Celgene is unable to successfully commercialize satraplatin in its territories or is otherwise unable to meet its contractual obligations, it would have a significant impact on our revenues and financial results.

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

Our business is affected by fluctuations in foreign exchange rates between the U.S. dollar and the euro. A significant portion of our revenues and costs are denominated in U.S. dollars. As a result, changes in exchange rates of the U.S dollar to the euro will affect our revenues and costs and could result in exchange losses. The impact of future exchange rate fluctuations on our results of operations can not be accurately predicted. In addition, the majority of our cash and cash equivalents are denominated in euro.

Our success depends on retaining and recruiting key personnel and, if we fail to do so, it may be more difficult for us to execute our business strategy.

We depend on key members of our management team and scientific personnel. After our recent restructurings and the related lay-offs, we depend heavily on the personnel we have retained. The implementation of our business strategy and our future success will depend in large part on our continued ability to retain our existing, and, in the future, potentially attract other highly qualified scientific, technical and management personnel.

The fact that we recently underwent substantial lay-offs and significantly shrunk the company in size may make it more difficult to retain personnel. We also face competition for personnel from other companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

The members of the Management Board and of the management team identified in Item 6 entitled “Directors, Senior Management and Employees” comprise our key employees. Dr. Seizinger, our CEO, has a service agreement for a term of five years. In the United States only Gregory Hamm, our Senior Vice President, Human Resources & Corporate Integration, has an employment contract; the employment relationships of all other US-based members of our management team are terminable at will.

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

If satraplatin receives marketing approval, it may face significant competition from other drugs that are either marketed or that may be developed for treating prostate cancer, as well as from other platinum-based compounds and other chemotherapy drugs.

In the prostate cancer market, currently approved drugs include Emcyt® (Pfizer, Inc.), Novantrone® (OSI Pharmaceuticals Inc./Serono S.A.), Quadramet® (Schering AG/EUSA Pharma), Metastron® (GE Healthcare/Medi-Physics, Inc.) and Taxotere® (Sanofi-Aventis S.A.). Novantrone and Quadramet are injectable pharmaceuticals approved for use in treating bone pain in cancer patients, and Emcyt is an oral drug used to relieve symptoms of advanced prostate cancer. The most recently approved of these prostate cancer drugs, Taxotere, is an injectable pharmaceutical that is approved in the United States and Europe, in combination with prednisone (a commonly used synthetic steroid), for the treatment of patients with advanced prostate cancer. Taxotere has been shown to prolong survival of patients with hormone refractory prostate cancer, or HRPC.

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

Another platinum-based drug, which is not currently on the market, is picoplatin (Poniard Pharmaceuticals). Picoplatin is administered intravenously. A Phase 3 trial of picoplatin is currently underway in patients with small cell lung cancer whose disease has progressed within six months of completing treatment with first-line platinum-containing chemotherapy (cisplatin or carboplatin). The primary efficacy endpoint is overall survival. If picoplatin does show efficacy in the clinic against disease that is resistant/refractory to cisplatin or carboplatin and if it is eventually approved for marketing, it could be a significant competitor to satraplatin. Poniard also is conducting a Phase 2 study evaluating picoplatin in combination with Taxotere and prednisone in the treatment of patients with metastatic HRPC. A randomized Phase 2 trial to evaluate the efficacy and safety, including neuropathy, of intravenous picoplatin in combination with 5-FU and leucovorin for the first-line treatment of metastatic colorectal cancer is also underway. In addition, a Phase 1 trial is underway evaluating an oral formulation of picoplatin compared to the IV formulation in solid tumors.

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

We hold licenses granted by Spectrum Pharmaceuticals, Inc. for satraplatin and by other parties related to certain of our other product candidates. We also hold licenses to third party patents important for our research technologies. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug candidates. Our ownership of patents relating to some or all of our products will not reduce our reliance on these and other third party patents.

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

In 2005, we entered into an exclusive commercial supply agreement with Johnson Matthey for additional supplies of the active pharmaceutical ingredient (API) for satraplatin for future clinical trials, as well as for commercial amounts of satraplatin. Johnson Matthey has been our sole supplier of satraplatin to date and has also been selected as our back-up supplier, using different facilities to minimize disruption risks. If supply from Johnson Matthey were to be interrupted or our relationship with Johnson Matthey were to terminate, we could face delays with respect to our ongoing clinical trials and potential future sales of satraplatin. We estimate that replacing Johnson Matthey with an alternative supplier could take up to one year.

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

Our success depends in part on our ability, and the ability of our licensors, to obtain patent protection for technologies, products and processes, to preserve trade secrets, to defend and enforce rights against infringement and to operate without infringing the proprietary rights of third parties, in the

United States, Europe and elsewhere. The validity and breadth of claims in medical or pharmaceutical technology and biotechnology or life science patents involve complex legal and factual questions and, therefore, may be highly uncertain. For example, the value of our intellectual property rights depends on whether:

•	the inventors of our patents, or those we co-own or license were the first to make the inventions or the first to file patent applications covering the intellectual property important for our business;

•	the applicants of our patents obtained the appropriate rights, including that of ownership, from the inventors of such patents;

•	we will develop, co-develop, acquire or license additional technologies or product candidates that are patentable;

•	the scope of any patent protection we, the co-owners of our intellectual property rights or our licensors receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors will provide protection for commercially viable products, or be held valid if subsequently challenged;

•	we or our licensors effectively prosecute, maintain, defend, extend and enforce the patents and patent applications we have licensed;

•	patent authorities will grant patents to our competitors or others that restrict our business based on applications they have filed or may file;

•	we will be able to detect, or, if detected, defend in an effective manner against infringement of any patent we, the co-owners of our intellectual property rights or our licensors receive;

•	others claim rights in, or ownership of, the patents and other proprietary rights that we hold or license;

•	any patent that we, the co-owners of our intellectual property rights or our licensors receive will be eligible under, and benefit from, any laws or regulations governing patent term extension;

•	the patents of others have an adverse effect on our business; or

•	others have developed or will develop similar technologies, product candidates, products or processes, duplicate any of those, or design around any patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors, particularly in relation to satraplatin or our other product candidates.

We try to protect our proprietary position by generally filing U.S. and foreign patent applications related to those of our proprietary developments, inventions and improvements that are important to our business, including those related to the development of our product candidates. Our ability to obtain patents is, however, highly uncertain because, to date, some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and elsewhere. Moreover, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. The policies and legal-precedent governing biotechnology and pharmaceutical patents outside the United States, especially in Germany, are even more uncertain. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. For example, we are aware that certain changes to the rules governing patent prosecution in the United States have been proposed by the United States Patent and Trademark Office, or USPTO. These proposed rules, if implemented, could significantly limit the scope of patent protection we are able to achieve in the United States for a given invention, and could increase our liability for litigation and challenges related to the validity or enforceability of any patents granted under such rules. It is still uncertain if these rules or rules similar to them will be enacted in the United States, as these proposed rules have been challenged in court by certain third parties. The USPTO has appealed the decision made by the court of first instance.

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

Some of our and our collaborators research and development employees and/or consultants work in Germany or other European countries and are subject to German employment law or comparable rules in other European jurisdictions. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen) or similar European legislation, which regulates the ownership of, and compensation for, inventions made by employees. For such inventions, we face the risk that disputes can occur between employer and employee, ex-employee, or employers of our consultants pertaining to alleged non-adherence to the provisions of this act. Even if we, the co-owners of our intellectual property rights or licensors prevailed in any such dispute, such action could result in substantial costs and be a distraction to management. If we fail in such dispute, in addition to paying substantial money damages, we may lose valuable intellectual property rights.

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

United States and foreign patents have been issued to third parties in the same fields as some of our technologies and product candidates and in fields that relate to the development, manufacture and use of our product candidates. For example, there are numerous patent filings claiming various genetic sequences, such as protein coding sequences and regulatory sequences, and those that claim other research tools that may have been used in our research programs and technologies. We have not attempted to obtain licenses to any of these patents. If we decide to obtain licenses to these patents, we cannot guarantee that we would be able to obtain such licenses on commercially reasonable terms, or at all. Should we not obtain one or more appropriate licenses and infringement claims be brought against us, we may be unable to convince a court that the allegedly infringed patent was invalid or otherwise unenforceable against our product candidates, research programs or technologies, and we may be prevented from practicing or marketing our product candidates, research programs or technologies, or may incur costs related to any retroactive infringement, in countries in which the patent is in force.

While our product candidates are in clinical trials, and prior to commercialization, we believe our activities in the U.S. fall within the scope of the exemptions from patent infringement provided by 35 U.S.C. Section 271(e)(1) in the United States, which covers activities related to developing information for submission to the FDA. As our product candidates progress toward commercialization, the possibility of an infringement claim against us increases. Analogous provisions have been implemented in a number of European countries following recent EU directives related to pharmaceutical development, but such provisions have been implemented differently in the different states and the scope and effectiveness of such provisions are not yet certain. Analogous provisions may not exist or may not exempt from patent infringement those clinical trials we conduct in other countries.

Our or our partners’ ability to successfully launch and market satraplatin as a drug product may depend on obtaining, using, protecting and defending a proprietary brand name. If we or our partners are unable to use or defend a proprietary brand name, we and our partners may loose certain marketing advantages and/or delay market introduction of any approved drug product.

If we were to market satraplatin in the United States under a proprietary brand name, we are required to use a name that is acceptable to the FDA, to the EMEA and also to regulatory authorities in other territories where we may wish to market satraplatin under such name. We therefore may still be unable to receive such acceptance for our desired brand name from one or more regulatory authorities, including the FDA. This can lead to a delay in launch or first commercial sale of satraplatin, or the need to use a different brand name, or use of the non-proprietary name, in one or more territories or markets. Furthermore, although we conduct trademark availability and clearance analysis for our potential brand names in a number of key jurisdictions, we may be ultimately unable to register our desired brand name as a trademark or third parties may believe our brand name infringes their own trademark rights. Such situations or actions by third parties could lead to a delay, change or an injunction preventing the sale of satraplatin under our desired brand name in one or more territories or markets, including the United States. We believe that these risks are higher in the European market, since the European Union usually requires a single brand name for the entire European Union. With 25 separate Member States and approximately 20 different languages comprising the EU, the challenges to obtaining an acceptable brand name and trademark for all such states are substantial, and we or our marketing partner, Celgene, may have to delay or make changes to our marketing plans in the European market, or other markets, because of such risks.

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

We maintain limited product liability insurance for our product candidates when used in clinical trials. In several countries that have legally mandated amounts of coverage, we have purchased insurance to meet these requirements, which varies widely from € 1.0 million per study in Hungary to

€50.0 million in Germany. For other countries, such as the United States, where there is no such legal mandate, our insurance coverage is limited to $20 million per occurrence and in the aggregate. We expect to obtain more extensive product liability insurance for any products that we may eventually commercialize when it is economical and appropriate to do so, given the level of premiums and the risk and magnitude of potential liability. We may not be able to obtain insurance on acceptable terms or at all or the amount of insurance we have may not be adequate to cover potential claims or losses. Uninsured losses would adversely affect our profitability.

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

The market price of our ordinary shares and our ADSs historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, during the period from January 1, 2007 to December 31, 2007, the price per share of our ordinary shares on XETRA ranged from €24.93 to €2.62. During the period from January 1, 2007 to December 31, 2007, the price per ADS on the Nasdaq Global Market, or Nasdaq, ranged from $32.85 to $3.60. We may experience a material decline in the market price of our shares or ADSs, regardless of our operating performance.

Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

•	EMEA, FDA or other regulatory actions, especially in connection with the MAA filing for satraplatin;

•	adverse results or delays in our clinical trial programs failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	adverse developments in existing or the commencement of new litigation;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	departures of key personnel;

•	changes in third party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

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

As of December 31, 2007, members of our Supervisory Board and Management Board together held approximately 1.7% of our outstanding shares. Subject to company policies and applicable law, we and members of our Supervisory Board and our Management Board are free to issue, offer, sell or otherwise dispose of shares.

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

In addition, as a non-U.S. corporation, we are not subject to some of the provisions of U.S. securities laws that apply to U.S. issuers. We are not subject to the proxy rules promulgated under Section 14 of the U.S. Securities Exchange Act of 1934, or Exchange Act. Additionally, short-swing profit and recovery provisions under Section 16 of the Exchange Act do not apply to us or the members of our Management Board and Supervisory Board. Furthermore, as a foreign private issuer, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the U.S. Securities and Exchange Commission. In accordance with German law and the rules and regulations promulgated by the Frankfurt Stock Exchange, GPC Biotech’s historical practice, however, has been to publish its three-, six- and nine-month interim financial information. We expect to continue this practice, and to furnish this information to the U.S. Securities and Exchange Commission in the United States on Form 6-K.

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

We currently believe that we will not be treated as a PFIC for the taxable year ended December 31, 2007. We note, however, that the decline in the trading prices of our shares in the last year, to the extent suggestive of a lower fair market value for our assets, may increase the likelihood that we will be treated as a PFIC for the taxable year ending December 31, 2008, or for subsequent years.

The determination of whether we are a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our share price, and there are uncertainties in the application of the relevant rules. In addition, the U.S. Internal Revenue Service, or IRS, is not bound by our determinations regarding PFIC status, which are based on various assumptions and factual determinations, and may successfully assert that we are or have been a PFIC for any particular year. Therefore, it is possible that we could be classified as a PFIC for any particular year.

If we are treated as a PFIC for any taxable year, U.S. investors in our shares or ADSs may be able to make an election to “mark-to-market” our shares or ADSs each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares or ADSs.

Absent an election described above, were we classified as a PFIC, a U.S. holder of our shares or ADSs would be subject to adverse tax consequences, including:

•	U.S. federal income tax at ordinary income tax rates in respect of gain derived from a disposition of our shares or ADSs, as well as some distributions by us;

•	interest charges on taxes allocable to prior periods; and

•	no increase in the tax basis for our shares or ADSs to fair market value upon the death of an individual shareholder.

Item 4. Information on the Company

INTRODUCTION

History and Development

The legal and commercial name of our company is GPC Biotech AG. We were originally formed as a limited liability company (Gesellschaft mit beschränkter Haftung or GmbH) under German law in January 1997. In February 1998, we transformed into a stock corporation (Aktiengesellschaft or AG) under German law and changed our name to GPC Aktiengesellschaft Genome Pharmaceuticals Corporation. On March 3, 2000, we changed our name to GPC Biotech AG.

Our principal executive offices are located at Fraunhoferstrasse 20, D-82152 Planegg (Martinsried)/Munich, Germany and our telephone number is 011 49 89 8565 2600. Our corporate website is located at www.gpc-biotech.com. Our authorized representative in the United States is Brent Hatzis-Schoch, Senior Vice President & General Counsel, and our agent for service in the United States is our U.S. subsidiary, GPC Biotech Inc., located at 101 College Road East, Princeton, NJ 08540. Our ordinary shares are traded on the Frankfurt Stock Exchange under the symbol “GPC” and our ADSs are traded on Nasdaq under the symbol “GPCB”. We are a biotechnology company with a main focus on developing anticancer drugs.

Capital Expenditures

See Item 5 “Operating and Financial Review and Prospects” for a description of our capital expenditures.

Business Overview

GPC Biotech is a biopharmaceutical company focused on anticancer drugs. Our lead product candidate is satraplatin, an oral platinum compound. We have various anti-cancer programs in research and development that leverage our expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary in Princeton, New Jersey.

The year 2007 was a challenging year for GPC Biotech, with a major setback involving the results of the Phase 3 trial for satraplatin discussed below. In late 2007, however, we implemented a revised strategic plan and are currently seeking to rebuild the Company by moving what we believe are our most promising development programs forward and pursuing opportunities to combine with or acquire other companies that could complement our own programs and expand our asset portfolio.

Satraplatin

In February 2007, we completed an NDA submission for satraplatin based on the results of a Phase 3 trial, called the SPARC trial, in second-line hormone refractory prostate cancer. The results showed a statistically significant improvement in progression-free survival. Based on these results, we requested accelerated approval in the U.S. for satraplatin. That submission was accepted by the FDA and granted priority review status. In July 2007, an FDA advisory panel recommended that the agency await the final overall survival results from the trial before determining if the satraplatin NDA submission was approvable. Based on this recommendation, we withdrew the satraplatin NDA. In late October 2007, we announced that satraplatin did not demonstrate an improvement in overall survival in the total intent-to-treat patient population in the SPARC trial.

In Europe, our partner Pharmion GmbH (now Celgene Corporation), submitted a MAA for satraplatin in mid-2007. That submission was accepted by the EMEA and a decision on the filing is expected in the second half of 2008. See also: Item 3D “Risk Factors—Satraplatin may never receive regulatory approval in the United States or Europe and may never be successfully commercialized and you may lose all or a substantial part of your investment.”

In June 2007, we announced a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. (Yakult). Under the terms of the agreement, we granted Yakult an exclusive commercialization rights to satraplatin for Japan and Yakult took the lead in developing the drug in that country.

Following the disappointing overall survival results from the SPARC trial, we conducted extensive analyses of the data to gain a better understanding of the overall survival results. We also evaluated all ongoing and planned trials with satraplatin and decided to stop some trials and continue others. In addition, we have been exploring potential alternative registrational paths for satraplatin with our partners and cooperative oncology groups who might be interested in leading studies.

Other development programs

We have two kinase inhibitor compounds in pre-clinical development. Pre-clinical work for the most advanced of these compounds, RGB-286638, has been completed, and we expect to begin Phase 1 clinical testing in the second half of 2008. Testing in cancer cells has shown that RGB-286638 leads to cell cycle inhibition and induces apoptosis (programmed cell death), key elements in stopping the spread of cancer cells. Data in animal tumor models show that use of RGB-286638 results in tumor regression and increases survival time.

A second drug candidate, RGB-344064, is undergoing the necessary pre-clinical testing to move this compound into the clinic. RGB-344064, has been shown to selectively inhibit all key Cdks.

In February 2008, we announced that we had decided to discontinue internal development of our monoclonal antibody, 1D09C3, which was in Phase 1 clinical testing for relapsed/refractory B-cell lymphomas.

Corporate

In May 2007, we announced our decision to consolidate our drug discovery efforts to one location. This consolidation involved closing our facility in Waltham, Massachusetts.

In August 2007, following the withdrawal of the NDA for satraplatin, we implemented a corporate restructuring that included staff reductions in the U.S. We implemented another restructuring in November 2007 after we learned of the overall survival results from the SPARC trial that involved significant staff reductions in both the U.S. and Germany, as well as a re-evaluation of our programs.

Effective January 1, 2008, GPC Biotech appointed Torsten Hombeck, Ph.D. to Chief Financial Officer. Dr. Hombeck joined GPC Biotech in 1999 and was previously Vice President, Finance. He replaced Mirko Scherer, Ph.D., who left the Company at the end of 2007.

In February 2008, we announced an additional corporate restructuring to sharpen our focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on our early-stage research activities in Munich. The combined restructuring activities in 2007 and February 2008 resulted in a reduction of approximately 71% of the total workforce consisting of approximately 336 employees.

As part of the February 2008 restructuring, we announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer had retired from their positions on the Management Board of the Company to allow for an appropriate resizing of the Management Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors.

We are actively exploring potential mergers and acquisitions (M&A), as well as possible in-licensing opportunities in part to fill our oncology development pipeline.

In past years, we have funded our operations primarily through the issuance of equity securities, payments received under our collaboration and license agreements with other pharmaceutical companies, interest earned on investments and other sources of funding. Management expects to continue to fund the Company’s operations over the next several years primarily through our existing cash resources and marketable securities, sales of equity and debt securities, potential future payments from its co-development and licensing partners as well as interest earned on investments.

At December 31, 2007, we held € 49.7 million in cash and cash equivalents and € 14.1 million in short-term investments and marketable securities. In addition, we also had € 1.4 million in restricted cash at that date. We expect these cash reserves to be sufficient to fund currently planned business operations until approximately the end of 2010.

Our Strategy

We are focused on oncology because this is an area in which, despite progress in understanding cancer and the resulting development of new therapies, there is still a lack of effective treatments. Also, due to the relatively short timeframe and low number of patients needed for oncology clinical trials, the costs of clinical development of anticancer drugs are significantly lower than those for many other diseases. Our management and drug development teams have extensive experience in the field of oncology. We believe that the oncology market’s rapid growth and substantial unmet medical need, combined with our focused expertise, position us to compete effectively in oncology drug development.

To decrease our risk profile and secure the long-term viability of our company, we seek to build a strong portfolio of oncology drugs. We seek to do this by:

•	Advancing our most promising internal product candidates. We are focusing our resources and internal efforts on developing those product candidates that we feel have the greatest likelihood of ultimately making it onto the market. These candidates currently include satraplatin and two kinase inhibitors in pre-clinical development.

•	Expanding our development pipeline by bringing in external compounds. To achieve the goal of filling the development pipeline, we are primarily focusing on M&A activities, in particular involving firms that have clinical-stage programs in oncology. We believe that we bring important assets and attractive qualities to M&A opportunities. These include an internationally experienced management team; a solid cash position; a transatlantic presence that includes stock market listings in the U.S. and Germany; and development-stage drug programs.

We have a drug development team that has extensive experience in designing and conducting successful clinical trial programs. With our internal expertise, we seek to design clinical (registrational) programs for our product candidates that will minimize the time to market and maximize the likelihood of approval.

Our Product Pipeline

Cancer is the second leading cause of death in the United States after cardiovascular disease. The American Cancer Society estimates that in 2008 there will be over 1,437,000 new cases of cancer diagnosed and over 565,000 deaths attributable to cancer in the United States. According to GLOBOCAN 2002, in the year 2002, there were a total of over 2.8 million new cases of cancer and 1.7 million deaths attributable to cancer throughout Europe.

Many different approaches are used in treating cancer, including surgery, radiation therapy, drugs or a combination of these approaches. Drugs used to treat cancer include chemotherapeutics, antibodies, hormones and immune-based therapies. According to IntrinsiQ, over 1 million cancer patients were treated with anticancer agents in 2007 in the United States. According to IMS estimates, the worldwide sales of anticancer drugs totaled over $24 billion in 2004 and are forecast to reach $55 billion in 2009.

We currently have one product candidate in clinical development and two in pre-clinical development as follows:

Product Candidate	Development Status

Satraplatin	Marketing authorization application under review in Europe for treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed;

Phase 1 and 2 trials underway and planned in several cancer types and combinations

RGB-286638 broad-spectrum kinase inhibitor	Pre-clinical testing; expected to enter Phase 1 clinical testing in the second half of 2008

RGB-344064 selective cyclin-dependent kinase inhibitor	Pre-clinical testing

Satraplatin

Our lead product candidate is satraplatin, a member of the platinum family of drugs. Platinum-based drugs represent one of the mainstays of modern chemotherapy and are used to treat a wide variety of cancers. We withdrew our NDA with the FDA for satraplatin in July 2007; an MAA with the EMEA is still pending. We licensed the exclusive commercial rights to satraplatin, including the right to sublicense, in the field of treating cancer in humans, from Spectrum Pharmaceuticals at the end of the third quarter of 2002. In December 2005, we entered into a co-development and license agreement for satraplatin with Pharmion, now Celgene, for Europe, the Middle East, including Turkey, Australia and New Zealand.

In June 2007, we entered into a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. Under the terms of the agreement, we granted Yakult an exclusive commercialization rights to satraplatin for Japan and Yakult took the lead in developing the drug in that country. Yakult’s pharmaceutical business specializes in cancer and cancer-related ailments. They are the inventor of irinotecan hydrochloride, which is a global standard drug for colorectal cancer, and have a track record of successfully commercializing another platinum-based drug, oxaliplatin, in Japan. While Yakult remains committed to satraplatin and supportive of GPC Biotech, the setback in the United States has caused a major delay in seeking approval for satraplatin in Japan. We continue to work together with Yakult to determine the next steps forward for satraplatin in that country.

Market Opportunity

Three platinum-based drugs are currently marketed in the United States and Europe: carboplatin, cisplatin and Eloxatin. These platinum-based drugs, which are administered intravenously, are used to treat more than 34 different cancers; in many cases regimens containing a platinum-based drug represent the current standard of care. Satraplatin is administered orally in the form of capsules. Satraplatin has been studied in a variety of adult cancers in clinical trials conducted by us and by others. Despite the setback in advancing satraplatin onto the market in 2007, we continue to believe that satraplatin holds the potential to be an active anticancer agent, and we are seeking to develop this product candidate for the treatment of various cancers. In randomized clinical trials, satraplatin has shown anticancer activity in HRPC and is believed to be the only platinum-based compound for which such clinical data have been generated.

History and Prior Clinical Trials of Satraplatin

Satraplatin was invented and synthesized by scientists at Johnson Matthey as part of a collaboration with Bristol-Myers Squibb to find new platinum-based chemotherapy drugs. Unlike any of the marketed platinum-based drugs, satraplatin showed anticancer activity when administered orally. A number of clinical trials involving satraplatin were conducted by Bristol-Myers Squibb, and the drug candidate showed activity in several cancer types, including HRPC, ovarian and lung cancer.

An important clinical trial initiated during this period was a randomized Phase 3 trial comparing outcomes in a group of HRPC patients who received satraplatin plus prednisone to outcomes in another group that received prednisone alone. Bristol-Myers Squibb initiated this clinical trial in 1998 with the intention of enrolling 380 patients. The trial was conducted by the European Organization for the Research and Treatment of Cancer (EORTC). In 1999, Bristol-Myers Squibb terminated its satraplatin program. At that time the EORTC had entered 50 patients into the trial. The EORTC investigators continued to treat these 50 patients until either their cancer progressed or they died. The EORTC investigators reported the results at the 2003 Annual Meeting of the American Society of Clinical Oncology (ASCO) and the results were published in the peer-reviewed medical journal Oncology in February 2005. The major finding from the trial was a significant prolongation of time during which patients lived without their cancer progressing (progression-free survival) in the group treated with satraplatin plus prednisone.

The SPARC Trial

Chemotherapy is increasingly being used in the treatment of HRPC, and this has created a greater need for additional effective therapeutic options for HRPC patients, especially for second-line chemotherapy treatments because a cure is not expected in HRPC with currently approved first-line chemotherapy treatments, including Taxotere regimens. Thus, with the data from the above study conducted by the EORTC in HRPC and the need for new treatments, we decided to initiate a registrational Phase 3 trial with satraplatin in second-line hormone refractory prostate cancer.

In September 2003, we initiated the SPARC trial, a multinational, multicenter, randomized, double-blind Phase 3 registrational trial to test satraplatin plus prednisone versus a placebo plus prednisone in patients with HRPC whose prior chemotherapy had failed. “Randomized” means that patients are randomly assigned to receive the drug candidate or a placebo. “Double-blind” means that neither the physician nor the patient knows whether the patient has received the drug candidate or a placebo. “Progressed on first-line chemotherapy” means that a patient with HRPC has shown further advancement of their cancer while being treated with a regimen that includes a chemotherapy drug. The SPARC trial was designed to determine the efficacy and evaluate the safety of satraplatin plus prednisone in this patient population. A total of 950 patients were enrolled in the trial at approximately 170 clinical centers in sixteen countries on four continents.

During the first half of 2007, data from the SPARC trial were presented at major medical conferences in the U.S. and Europe. The data presented showed a statistically significant improvement in progression-free survival, time to pain progression, pain response and PSA (prostate specific antigen) response.

Regulatory Update

Based on the above data, we moved forward to complete the submission of an NDA to the FDA in February 2007. We requested accelerated approval for satraplatin for the treatment of HRPC patients whose prior chemotherapy had failed. The submission was based on the progression-free survival data from the SPARC study, the primary endpoint for accelerated approval in the U.S. This submission was accepted for filing by the agency and granted priority review status in April 2007. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission, which was mid-August 2007 for the satraplatin NDA.

In July 2007, satraplatin was reviewed by the FDA Oncologic Drugs Advisory Committee (ODAC) at a public meeting. Advisory committees provide the FDA with independent advice from outside experts on issues related to human drugs and other regulated areas. The ODAC recommended that the FDA should wait for the final overall survival analysis of the SPARC trial before deciding whether the satraplatin application was approvable. Based on the ODAC recommendation, we decided to withdraw the NDA for satraplatin and to submit a new NDA that focused on the overall survival results when those data became available.

In late October 2007, we received the results of the final overall survival analysis and announced that the SPARC trial did not achieve the overall survival endpoint, with patients receiving satraplatin doing no better than the control group (p=0.80, stratified log rank analysis). The median was 61.3 weeks for the satraplatin arm compared to 61.4 weeks for the control group and the hazard ratio was 0.97 (95% CI: 0.83, 1.13).

Following the announcement of these topline overall survival results, we conducted pre-specified analyses on the overall survival of subsets of patients to gain additional insight into the data and to try to better understand why the trial had the results it did. An exploratory analysis adjusting for the three pre-specified prognostic factors which exhibited statistically significant imbalances between the two treatment arms showed a positive trend in those patients who had progressed after receiving Taxotere. This is important because Taxotere is now the standard of care for first-line chemotherapy in HRPC patients in many countries, including the U.S. These results were presented at the ASCO Annual Meeting in June 2008. The significance of these results for the satraplatin program has not yet been determined. Additional analyses of the SPARC trial overall survival data are ongoing.

A Marketing Authorization Application for satraplatin in Europe, submitted by our partner, Pharmion, now Celgene, was accepted for filing in 2007 and is still under review. The submission was based on the progression-free survival results from the SPARC trial with the original understanding that overall survival data would need to be supportive. While the results from the SPARC trial demonstrated a statistically significant improvement in progression-free-survival, satraplatin did not improve overall survival in the intent-to-treat population in the SPARC trial. In light of the disappointing overall survival results from the SPARC trial and the issues raised by the ODAC review panel, which issues may also be of concern to the EMEA, approval of the satraplatin MAA will be very challenging. A decision on the filing is expected in the second half of 2008.

Revised Development Plan

Following the receipt of the overall survival results from the SPARC trial, we carefully evaluated all of the ongoing and planned studies with satraplatin. Decisions were made to continue some trials and stop others. We are also planning the initiation of new studies. Decisions made and plans under evaluation include:

1)

Two Phase 1 trials evaluating satraplatin in combination with Taxotere are being completed. Following analysis of safety results from these combination studies, we may consider pathways for further development in prostate cancer. Data from these studies were presented or published at the 2008 ASCO Annual Meeting.

2)

Two Phase 1 trials in combination with Xeloda, an oral chemotherapy that is used to treat a variety of cancers, including metastatic breast and colorectal cancers, are being completed. A regimen composed of all-oral drug treatments, if safe and effective, offers the potential to be a convenient and flexible treatment for patients. Data from one of these studies were presented at the 2008 ASCO Annual Meeting.

3)	The ongoing Phase 1 trial evaluating satraplatin in combination with radiation therapy in non-small cell lung cancer is being completed. Data from this study were presented at the 2008 ASCO Annual Meeting.

4)	Several clinical trials have been stopped. This includes a randomized Phase 2 trial evaluating satraplatin in combination with Tarceva in elderly patients with non-small cell lung cancer. The trial data to date did not show sufficient efficacy signals to warrant continuing the Tarceva combination study.

5)	We also stopped enrollment in the U.S. Satraplatin Expanded Rapid Access protocol (SPERA) in late 2007. Expanded Access Programs are intended to give patients access to investigational drugs to treat serious or life-threatening diseases or conditions for which there are no adequate therapies available. Patients in the trial have hormone-refractory prostate cancer and have been treated with at least one other chemotherapy regimen prior to entering SPERA.

6)	We are currently considering several registrational paths for satraplatin and are discussing potential plans with our partners, as well as with cooperative oncology groups, which are clinical cancer research organizations. Any decision to pursue a particular path will be driven by the likelihood of registrational success, the commercial potential for a given indication, and necessary investments and timelines of such trials.

Manufacturing

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

Kinase inhibitors

During 2007, we advanced two pre-clinical kinase inhibitors, RGB-286638 and RGB-344064. Protein kinases play an important role in signaling between and within cells. There are more than 500 human protein kinases, many of which have been implicated in tumor growth and spread. One reason a cell can become cancerous is an uncontrolled growth signal that is sent to the nucleus on a pathway of kinases. By inhibiting selected kinases in such pathways, the uncontrolled division of tumor cells can be slowed or even halted. Several kinase inhibitors have been approved for marketing as anticancer drugs in recent years, and research and development in this area holds a great potential for future treatment options for cancer patients.

For several years, we have been studying kinase inhibitors that act as cell cycle inhibitors. The cell cycle is a vital process in the body, controlling cell division and ensuring accurate duplication of genetic material. In cancer cells, this process fails to function normally, resulting in uncontrolled cell proliferation. Studies on a wide range of human cancers have shown that mutations in genes that regulate the cell cycle are found in almost all cases. Thus, drugs that inhibit the cell cycle could be useful in treating a large number of different cancers.

Cyclin-dependent kinases (Cdks) are proteins that are involved in the regulation of the cell cycle. At least four different Cdks control various key events during this process, and inhibiting these Cdks may be useful in stopping the spread of tumor cells.

RGB-286638 broad-spectrum kinase inhibitor.    RGB-286638 has been shown in vitro to lead to the inhibition of the cell cycle, targeting all relevant Cdks, and to the induction of apoptosis (programmed cell death). RGB-286638 also inhibits other major kinases that are important in controlling the proliferation of cancer cells. In a range of pre-clinical models in both solid and liquid tumors, this small molecule resulted in tumor regression and increased survival. Pre-clinical work has been completed in the areas of safety, pharmacology, toxicology and chemistry, manufacturing and controls. A starting dose and intravenous schedule for the compound for Phase 1 clinical testing has been determined, and the program is expected to enter the clinic during the second half of 2008. Clinical trials are planned in both solid and hematological tumors in Europe and the U.S.

RGB-344064 selective Cdk inhibitor.    A second drug candidate, RGB-344064, has been shown to selectively inhibit all key Cdks. In vivo testing has demonstrated that this compound can be dosed at levels that should be suitable for clinical testing, and the remaining toxicology and other pre-clinical testing needed to advance this compound into the clinic is currently underway.

1D09C3 monoclonal antibody.    In February 2008, we announced that we had decided to discontinue internal development of our 1D09C3 monoclonal antibody that was in Phase 1 clinical testing for relapsed/refractory B-cell lymphomas. Initial clinical testing with 1D09C3 did not raise any unexpected or unacceptable safety concerns and the maximum tolerated dose was not reached. However, independent data published on other human IgG4 antibodies in the second half of 2007 raised general concerns about the family of IgG4 antibodies, to which 1D09C3 belongs. These data indicate that an IgG4 antibody may swap one half of its Y-shaped structure with the half of a different antibody, resulting in a new molecule whose properties are unknown. We conducted testing and determined that 1D09C3 has this “swapping” characteristic. While these results are not definitive, we decided not to put further internal resources into developing 1D09C3. However, we will seek a partner for the intellectual property relating to this program.

Commercialization

In December 2005, we signed a major co-development and license agreement with Pharmion, now Celgene, for satraplatin. Under this collaboration, Celgene gained exclusive commercialization rights to satraplatin for Europe, the Middle East, Turkey, Australia and New Zealand. Additionally, this partner is assisting us in funding satraplatin’s development.

In June 2007, we entered into a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and took the lead in developing the drug in that country. While Yakult remains committed to satraplatin and supportive of GPC Biotech, the setback in the United States has caused a major delay in seeking approval for satraplatin in Japan. We continue to work together with Yakult to determine the next steps forward for satraplatin in that country.

We have retained the rights to satraplatin in the U.S. and some other markets outside of Europe and Japan.

We have retained all commercial rights to all of our other development programs.

Intellectual Property

We actively seek, when appropriate, intellectual property protection for our developments, product candidates and proprietary information that are important to the commercial development of our business. We do this through filing for, prosecuting, maintaining or licensing relevant United States, European and/or other foreign patents and or trademarks. In addition, we rely upon trade secrets and contractual arrangements to protect proprietary information that may be important to the development of our business.

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

Under our Collaborative Research, Development and Marketing Agreement with Bristol-Myers Squibb, we have certain co-exclusive rights to intellectual property owned by certain third parties relevant to our ability to develop and commercialize certain of our pre-clinical product candidates, in particular our kinase inhibitors.

We also have certain exclusive or co-exclusive rights to other patents and patent applications relevant to the technologies used in our business, other research & development programs, certain of our pre-clinical product candidates and other areas.

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

Satraplatin.    Satraplatin is protected by two issued U.S. patents, a patent issued under the European Patent Convention, or EPC, and a number of patents issued in other national jurisdictions including other EU countries, Japan, Canada and Australia. These patents are owned by Johnson Matthey, and we hold an exclusive sublicense, with the right to sublicense, under these patents through our Co-development and License Agreement with Spectrum Pharmaceuticals, Inc. in the field of treating cancer in humans. In most jurisdictions, these patents cover the composition of matter and anticancer uses of various platinum-based compounds, including satraplatin. The two U.S. patents expire in December 2008 and September 2010, respectively, and during the first quarter of 2009 in most other countries. Under provisions such as the Hatch-Waxman Act in the United States and analogous regulations in Europe, there are opportunities to extend the patent life of a patent to cover any approved drug product in a given jurisdiction. These regulations provide for the possibility of a patent term extension of up to five years to only one of the U.S. patents related to satraplatin and a Supplementary Protection Certificate in European countries to extend the patent term in countries of the European Union and certain other European countries, and any appropriate national equivalents in the European Union, by up to five years. See Item 3D “Risk Factors—The primary patents covering satraplatin in the United States will expire in December 2008 and September 2010, and during the first quarter of 2009 in most other countries. If we and the owner of the patents are unable to extend the protection of these patents beyond such dates, we may be subject to competition from third parties with products with the same active pharmaceutical ingredient as satraplatin.” Separately, we own certain published patent applications, currently in prosecution in the US and elsewhere, that relate to certain possible therapeutic uses of satraplatin. Recently, we announced the granting of a European Patent (EP 1 720 540 B1) related to the treatment of a cancer or tumor resistant or refractory to a taxane, including docetaxel (Taxotere) and paclitaxel (Taxol). With an active filing for satraplatin under review in Europe, we believe this patent would be relevant, should satraplatin be approved in Europe for HRPC patients whose prior docetaxel therapy has failed. The basic term of this patent extends up to 2025.

Kinase Inhibitors.    Our two kinase inhibitors in advanced pre-clinical development are structurally distinct compounds. These two compounds are covered by separate families of patent applications that, if issued and maintained, would be expected to expire in 2024 in most major markets for RGB-286638, and later for RGB-344064. As a result of an earlier collaboration with Bristol-Myers Squibb (BMS), we license other issued patents and patent applications that are important to these kinase inhibitors.

We intend to continue using our experience to pursue and seek patent protection for new developments with respect to compositions, methods of use and other aspects of such developments that may enhance our position with respect to our product candidates.

Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patent that we own, co-own or license from third parties may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties may not result in issued patents. Also, patents may not provide us with adequate proprietary protection or advantages against competitors with similar or competing technologies. We are aware that numerous patent applications owned by third parties have been filed and are currently pending and expect that others may be filed in the future in fields similar to our technologies or product candidates. For example, there are numerous patent filings claiming various genetic sequences, such as protein coding sequences and regulatory sequences, and those that claim other research tools that may have been used in our research programs and technologies. We have not attempted to obtain licenses to any of these patents. Due to these factors and the inherent uncertainty in conducting patent searches, we may violate third-party patent rights that we have not yet identified, or fully or correctly investigated. As a result of potential conflicts with the proprietary rights of others, we or our collaborators or licensees may in the future have to prove that we or our collaborators or licensees are not infringing the patent rights of others or be required to obtain one or more licenses to third-party patents. We do not know whether such a license would be available on commercially reasonable terms, or at all. If we or our collaborators or licensees are unable to secure such licenses, we or our collaborators or licensees may be required by a court to cease further development, use or commercialization of one or more of our technologies or product candidates, including satraplatin.

The technologies used in our business comprise a complicated set of individual components or techniques, some of which are protected by intellectual property owned by third parties. We have entered into certain licenses to intellectual property covering particular enabling components or techniques that comprise parts of our technologies. Under the terms of certain of these licenses we will owe milestone and royalty payments to the licensors for the development and commercialization of the licensed intellectual property or products derived therefrom. Under such licenses, we are also obliged to grant back rights to improvements and certain other intellectual property to the licensor. In the future, we may be required to take additional licenses to other intellectual property that is necessary to some of our technologies, product candidates or products at additional cost to us.

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

Trademarks

We own rights in the following trademarks: GPC Biotech, the GPC Biotech design, the globe design, and a number of other trademarks related to our current and past technologies or business areas. All other trademarks or trade names referred to in this annual report are the property of their respective owners. We also have rights to a number of trademarks and trademark applications in a variety of jurisdictions, including the United States and the European Union, that represent potential brand names for our future commercial drug-products including satraplatin. If we wish to market satraplatin in the United States under a proprietary brand name, we are required to use a name that is acceptable to the FDA, to the EMEA and also to regulatory authorities in other territories where we may wish to market satraplatin under such name. Celgene, our commercial partner for satraplatin in Europe submitted to the EMEA three potential brand names for which they have received clearance. We have submitted two such names to the FDA for clearance and have received unfavorable feedback from the FDA for one such name, but have not received comment on the other name. We therefore may still be unable to receive such acceptance for our desired brand name from one or more regulatory authorities, including the FDA. This can lead to a delay in launch or first commercial sale of satraplatin, or the need to use a different brand name, or use of the generic name, in one or more territories or markets. Furthermore, although we conduct trademark availability and clearance analysis for our potential brand names in a number of key jurisdictions, we may be ultimately unable to register our desired brand name as a trademark or third parties may believe our brand name infringes their own trademark rights. Such situations or actions by third parties could lead to a delay, change or an injunction preventing the sale of satraplatin under our desired brand name in one or more territories or markets, including the United States. We believe that these risks are higher in the European market, since the European Union usually requires a single brand name for the entire European Union. With 25 separate Member States and approximately 20 different languages comprising the EU, the challenges to obtaining an acceptable brand name and trademark for all such states are substantial, and we or our marketing partner, Celgene, may have to delay or make changes to our marketing plans in the European market, or other markets, because of such risks.

Competition

We operate in the highly competitive segment of the pharmaceutical market composed of pharmaceutical and biotechnology companies that research, develop and commercialize products designed to treat cancer. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing, obtaining regulatory approval for and commercializing drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also must compete with these organizations to recruit personnel.

Satraplatin.    If satraplatin is approved and commercialized, it will face significant competition. Competition for satraplatin may include other drugs either marketed or being developed for the cancer indications for which we seek to develop satraplatin, as well as other platinum-based compounds and other drugs for other cancers.

There are currently three marketed platinum-based drugs in the United States and in Europe. These are cisplatin, carboplatin and Eloxatin. All three agents are administered intravenously and are not indicated for the treatment of prostate cancer. In addition to these, there are other platinum-based compounds approved and/or marketed in Asian markets such as lobaplatin (China), nedaplatin (Japan) and eptaplatin (South Korea). These drugs are not approved, however, for any use in the U.S. or Europe. All three of these are also administered intravenously.

Another platinum-based drug, which is not currently on the market, is picoplatin. Picoplatin is administered intravenously. A Phase 3 trial of picoplatin is currently underway in patients with small cell lung cancer whose disease has progressed within six months of completing treatment with first-line platinum-containing chemotherapy (cisplatin or carboplatin). The primary efficacy endpoint is overall survival. If picoplatin does show efficacy in the clinic against disease that is resistant/refractory to cisplatin or carboplatin and if it is eventually approved for marketing, it could be a significant competitor to satraplatin. Poniard also is conducting a Phase 2 study evaluating picoplatin in combination with Taxotere and prednisone in the treatment of patients with metastatic HRPC. A randomized Phase 2 trial to evaluate the efficacy and safety, including neuropathy, of intravenous picoplatin in combination with 5-FU and leucovorin for the first-line treatment of metastatic colorectal cancer is also underway. In addition, a Phase 1 trial is underway evaluating an oral formulation of picoplatin compared to the IV formulation in solid tumors.

In the prostate cancer market, currently approved drugs include Emcyt (Pfizer, Inc.), Novantrone (OSI Pharmaceuticals, Inc./Serono S.A.), Quadramet (Schering AG/EUSA Pharma), Metastron (GE Healthcare/Medi-Physics, Inc.) and Taxotere (Sanofi-Aventis S.A.). Novantrone and Quadramet are injectable pharmaceuticals approved for use in treating bone pain in cancer patients, and Emcyt is an oral drug used to relieve symptoms of advanced prostate cancer. The most recently approved of these prostate cancer drugs, Taxotere, is an injectable pharmaceutical that is approved in the United States and Europe, in combination with prednisone, for the treatment of patients with advanced prostate cancer. Taxotere has been shown to prolong survival of patients with HRPC.

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

Preclinical Testing

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA.

Investigational new drug application

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

Clinical Trials

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

New Drug Application

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

Fast Track Designation

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

Orphan Drug Designation

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

Under the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003, the patent owner and the NDA holder have the opportunity to trigger only a single 30-month stay per abbreviated new drug application or Section 505(b)(2) application.

Post-Marketing Studies

As a condition of NDA approval, the FDA may require post-marketing “Phase 4” clinical trials to confirm that the drug is safe and effective for its intended uses. Where drugs are approved under accelerated approval regulations or are otherwise approved for a life-threatening condition, additional studies will likely be required to document a clinical benefit and monitor the long-term effects of the therapy. Under the provisions of the FDA Amendments Act of 2007, these post marketing requirements may be mandatory

Other Regulatory Requirements

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

FDA Regulation of Post-Approval Marketing and Promotion

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

Drug approval in the Member States of the European Union generally proceeds under one of three approval procedures: a centralized approval procedure, a decentralized procedure, and a so-called mutual recognition procedure. The centralized approval procedure is mandatory for biotechnology products and certain other high-technology products, such as new cancer drugs. Celgene seeks approval for satraplain in the European Union under this centralized procedure. The London-based EMEA and the European Commission in Brussels govern the centralized drug registration and approval process. Under this centralized procedure, an approval of a new drug application by the European Commission allows a company to market its drug product in all Member States of the European Union, without having to obtain separate approvals from each Member State. However, marketing remains subject to national pricing and reimbursement rules from each Member State that often delay marketing and can sometimes effectively prevent it.

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

A drug may also qualify for an orphan medicinal product, or OMP, designation in the European Union. An application for designation as an OMP must be submitted prior to submission of an application for marketing approval. OMP designation qualifies a drug for up to ten years of market exclusivity (against approval of products with the same or a very similar active substance for the relevant indication) once the drug is approved. OMP designations are issued by the European Commission, acting on the advice of an expert committee, with representatives of the Member States, patient organizations, and other interests. OMP designation will be granted if the product meets either of two tests: one based on prevalence criteria (the disease or condition must affect no more than five per 10,000 persons in the European Union); and the other based on a determination that it would be infeasible economically to develop the product without orphan drug incentives. The second condition allows the OMP designation to be given to products for diseases for which treatments are not likely to be commercially viable. In addition, it must be shown that there is no satisfactory authorized method for diagnosis, prevention or treatment of the respective disease in the European Union. However, if a medicinal product is deemed orphan and if there is a satisfactory alternative already approved in a European Member State, then the product is eligible for an OMP designation if it is of significant benefit to patients. During the development and regulatory review phase, the orphan drug status can be lost if the designation criteria are not met anymore, for instance because a new treatment for the disease in question is approved.

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

A new pediatric regime was established in December 2006 and started taking effect in July 2007. It imposes an obligation to develop pediatric data for new products (mandatory for filings from July 26, 2008) and for most line extensions for patented products (mandatory for filings from January 26, 2009) unless specific exemptions are granted. In return, a reward of six months of additional patent extension (through an extension of the supplementary protection certificate) or, for orphan drugs, two years of market exclusivity, may be available.

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

Our Subsidiary

The following table presents selected information relating to our sole subsidiary as of December 31, 2007 (in thousands of €, except for share of capital).

Name and location of the entity	Primary Activity	Common Stock	Share of Capital	Equity	Net income (loss)	Liabilities owed by parent
GPC Biotech Inc., Waltham, Massachusetts, USA and Princeton, New Jersey, USA	research and development	20,684	100%	14,134	(29,130)	2,175

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

Facilities

After our recent reductions in head-count, we were able to down-size our leased space in both Martinsried/Planegg in Germany and in Princeton, NJ, USA. Our headquarters are located in Martinsried/Planegg, Germany. We lease approximately 4132 square meters (16,867 square feet) in this facility, in which we house our corporate offices under an operating lease expiring May 31, 2015. This lease extends automatically on May 31st of each year thereafter for one additional year unless terminated by either party with twelve months notice. Additionally, beginning as of November 30, 2009, we may terminate the lease on six months notice.

As of the date of this report, we lease approximately 15,784 square feet of office space in a facility in Princeton, New Jersey under an operating lease expiring on July 1, 2013, with an option to terminate (upon 6 months written notice) on July 1, 2011.

Item 4A. Unresolved Staff Comments

Not applicable.

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

Where necessary, certain prior year amounts in this section have been reclassified to conform with the current year presentation.

Overview of Business

GPC Biotech is a biopharmaceutical company focused on anticancer drugs. Our lead product candidate is satraplatin, an oral platinum compound. We have various anti-cancer programs in research and development that leverage our expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary in Princeton, New Jersey.

The year 2007 was a challenging year for GPC Biotech, with a major setback involving the results of the Phase 3 trial for satraplatin discussed below. In late 2007, however, we implemented a revised strategic plan and are currently seeking to rebuild the Company by moving what we believe are our most promising development programs forward and pursuing opportunities to combine with or acquire other companies that could complement our own programs and expand our asset portfolio.

Satraplatin

In February 2007, we completed a New Drug Application (NDA) submission for satraplatin based on the results of a Phase 3 trial, called the SPARC trial, in second-line hormone refractory prostate cancer. The results showed a statistically significant improvement in progression-free survival. Based on these results, we requested accelerated approval in the U.S. for satraplatin. That submission was accepted by the FDA and granted priority review status. In July 2007, an FDA advisory panel recommended that the agency await the final overall survival results from the trial before determining if the satraplatin NDA submission was approvable. Based on this recommendation, we withdrew the satraplatin NDA. In late October 2007, we announced that satraplatin did not demonstrate an improvement in overall survival in the intent-to-treat patient population in the SPARC trial.

In Europe, our partner Pharmion GmbH (now Celgene Corporation), submitted a Marketing Authorization Application (MAA) for satraplatin in mid-2007. That submission was accepted by the European Medicines Agency (EMEA) and a decision on the filing is expected in the second half of 2008. See also: Item 3D “Risk Factors—Satraplatin may never receive regulatory approval in the United States or Europe and may never be successfully commercialized and you may lose all or a substantial part of your investment.”

In June 2007, we announced a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. (Yakult). Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and took the lead in developing the drug in that country.

Following the disappointing overall survival results from the SPARC trial, we conducted extensive analyses of the data to gain a better understanding of the overall survival results. We also evaluated all ongoing and planned trials with satraplatin and decided to stop some trials and continue others. In addition, we have been exploring potential alternative registrational paths for satraplatin with our partners and cooperative oncology groups who might be interested in leading studies.

Other development programs

We have two kinase inhibitor compounds in pre-clinical development. Pre-clinical work for the most advanced of these compounds, RGB-286638, has been completed, and we expect to begin Phase 1 clinical testing in the second half of 2008. Testing in cancer cells has shown that RGB-286638 leads to cell cycle inhibition and induces apoptosis (programmed cell death), key elements in stopping the spread of cancer cells. Data in animal tumor models show that use of RGB-286638 results in tumor regression and increases survival time.

A second drug candidate, RGB-344064, is undergoing the necessary pre-clinical testing to move this compound into the clinic. RGB-344064, has been shown to selectively inhibit all key Cdks.

In February 2008, we announced that we had decided to discontinue internal development of our monoclonal antibody, 1D09C3, which was in Phase 1 clinical testing for relapsed/refractory B-cell lymphomas.

Corporate

In May 2007, we announced our decision to consolidate our drug discovery efforts to one location. This consolidation involved closing our facility in Waltham, Massachusetts.

In August 2007, following the withdrawal of the NDA for satraplatin, we implemented a corporate restructuring that included staff reductions in the U.S. We implemented another restructuring in November 2007 after we learned of the overall survival results from the SPARC trial that involved significant staff reductions in both the U.S. and Munich, as well as a re-evaluation of our programs.

Effective January 1, 2008, GPC Biotech appointed Torsten Hombeck, Ph.D. to Chief Financial Officer. Dr. Hombeck joined GPC Biotech in 1999 and was previously Vice President, Finance. He replaced Mirko Scherer, Ph.D., who left the Company at the end of 2007.

In February 2008, we announced an additional corporate restructuring to sharpen our focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on our early-stage research activities in Munich. The combined restructuring activities in 2007 and February 2008 resulted in a reduction of approximately 71% of the total workforce which consisted of approximately 336 employees in the first half of 2007. For more information about the financial impact of the restructurings please refer to Footnote 10 of our financial statements on page F-25.

As part of the February 2008 restructuring, we announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer left the Management Board of the Company. Both Dr. Maier and Dr. Meier-Ewert remain available to the Company as advisors.

We are actively exploring potential mergers and acquisitions (M&A), as well as possible in-licensing opportunities in part to fill our oncology development pipeline.

In past years, we have funded our operations primarily through the issuance of equity securities, payments received under our collaboration and license agreements with other pharmaceutical companies, interest earned on investments and other sources of funding. Management expects to continue to fund the Company’s operations over the next several years primarily through our existing cash resources and marketable securities, sales of equity and debt securities, potential future payments from co-development and licensing partners as well as interest earned on investments.

At December 31, 2007, we held € 49.7 million in cash and cash equivalents and € 14.1 million in short-term investments and marketable securities. In addition, we also had € 1.4 million in restricted cash at that date. We expect these cash reserves to be sufficient to fund currently planned business operations until approximately the end of 2010.

Overview of 2007 Results

During 2007, the Company completed an NDA submission for satraplatin, and began developing the infrastructure for the commercialization of the product. Following the disappointing overall survival results from the SPARC trial, GPC Biotech began the process of implementing a new strategic plan. During 2007, approximately € 4.2 million of restructuring charges were expensed to general and administrative expenses, or G&A, and research and development, or R&D, as a result of this process.

•	Revenue decreased 19%.

•

Revenues decreased in 2007 primarily due to a decrease in payments from Pharmion (now Celgene Corporation) relating to the co-development and license agreement for satraplatin as the SPARC Phase 3 trial was mostly completed in 2007.

•	Research and development expense decreased 21%.

•	Drug development activities decreased, mostly related to the SPARC trial, which was near completion in 2007.

•	Cash and cash equivalents increased € 11.3 million.

•

€ 66.7 million used in operations and €  1.6 million invested in property and equipment were offset by net proceeds of € 40.4 million from the issuance of shares and the exercise of employee stock options and convertible bonds.

•	Other offsetting items include € 42.3 million of additional cash from the net proceeds on the sale of marketable securities and short term investments.

Capital Expenditures

The following table sets forth our capital expenditures in fiscal years 2007, 2006 and 2005 (in thousand €)

	Fiscal Year ended December 31,
	2007	2006	2005
Property, equipment and licenses	1,581	1,878	4,549

Total	1,581	1,878	4,549

We finance our current capital expenditures out of our cash resources. Of our total capital expenditures in fiscal years 2007, 2006 and 2005, 47.0%, 50.0% and 17.2%, respectively, were invested in the United States, with the remaining balance invested in Germany. There are currently no significant capital expenditures in progress.

Results of Operations and Related Information

This section contains a discussion and analysis of revenue, research and development, general and administrative expenses and other information relevant to an understanding of 2007 results of operations. This discussion and analysis compares 2007 results to 2006 and 2006 results to 2005. Each of those discussions focuses on consolidated results. The Company operates in only one business segment.

Analysis of Revenues

All of our product candidates are currently in development. With respect to our most advanced product candidate, satraplatin, our partner Pharmion (now Celgene) submitted an MAA for satraplatin in mid-2007. That submission was accepted by the EMEA and a decision on the filing is expected in the second half of 2008. If approved, the Company may begin to receive royalty and certain milestone payments. However, for the reasons stated in “Risk Factors”, marketing approval in Europe may be delayed or may not be achieved at all.

Any delay in obtaining or failure to obtain regulatory approval for satraplatin may materially adversely affect our ability to generate revenues from milestone payments and royalties in the next several years (see also the information in “Risk Factors”.)

With respect to our other product candidates, we are currently unable to determine when, if ever, we might be able to generate revenue from them, given the early stage of their development and the uncertainties associated with drug development in general.

A substantial portion of our historical revenue was generated from Pharmion and, earlier, from our alliance with ALTANA Pharma. In accordance with our agreements with ALTANA Pharma, the revenue generated decreased in 2007 as all of our contracts terminated as planned. We expect no future revenues from this alliance.

During 2007, we recognized co-development revenues from the agreement with Pharmion in the form of payments of shared development costs and amortization of certain upfront payments received.

Pharmion and ALTANA Pharma accounted for 89% and 9%, respectively, of our 2007 revenues. In 2006, Pharmion and ALTANA Pharma accounted for 66% and 31% of the Company’s revenues, respectively.

2007 vs. 2006

Revenues for the year ended December 31, 2007, decreased by approximately 19% to € 18.3 million, from € 22.7 million for the year ended December 31, 2006. The following table summarizes our revenues for the years ended December 31, 2007 and 2006 (in millions of €, except % change):

	2007	2006	Change	% Change
Co-development revenue and amortization of deferred upfront payments and annual license fees	11.6	20.3	(8.7)	(42.9)%
FTE Services	—	0.6	(0.6)	(100.0)%
Milestones	6.4	1.4	5.0	357.1%
Grants	0.3	0.4	(0.1)	(25.0)%

Total	18.3	22.7	(4.4)	(19.4)%

Co-development revenue and amortization of deferred upfront payments and annual license fees decreased 43% from 2006. This decrease is primarily due to a decrease in payments from Pharmion relating to the co-development and license agreement for satraplatin as the SPARC Phase 3 trial was mostly completed in 2007.

Milestone revenues increased 357% during 2007. This increase is due to the timing of the achievement of certain milestones relating to our co-development and license agreement with Pharmion.

2006 vs. 2005

Revenues for the year ended December 31, 2006, increased by approximately 144% to € 22.7 million, from € 9.3 million for the year ended December 31, 2005. The following table summarizes our revenues for the years ended December 31, 2006 and 2005 (in millions of €, except % change):

	2006	2005	Change	% Change
Co-development revenue and amortization of deferred upfront payments and annual license fees	20.3	6.2	14.1	227.4%
FTE Services	0.6	1.1	(0.5)	(45.5)%
Milestones	1.4	2.0	(0.6)	(30.0)%
Grants	0.4	—	0.4	100%

Total	22.7	9.3	13.4	144.1%

Co-development revenue and amortization of deferred upfront payments and annual license fees increased 227% from 2005. This increase is primarily the result of monies received under our co-development and license agreement with Pharmion.

Full Time Equivalent, or FTE, services decreased 45.5% as fewer resources were utilized in the research collaboration with ALTANA Pharma in 2006. This decrease is in accordance with the research plan set forth at the initiation of the research collaboration. The term of the agreement expired in June 2007.

Milestone revenues decreased 30.0% during 2006. This decrease is due to the timing of the achievement of milestones under our ALTANA Pharma agreements.

Grant revenues increased from € 0 to € 0.4 million during 2006 as we received government grants for certain research and development projects.

Analysis of Operating Loss

Research and Development Expenses

We incur development expenses related to our clinical and preclinical drug development programs. We also incur research expenses associated with both partnered and unpartnered research and discovery activities, as well as the development and maintenance of our drug discovery technologies. We have incurred approximately 3000 hours of time annually on sponsored research R&D activities in each of 2007, 2006 and 2005.

The following table summarizes the costs of significant projects and other costs comprising to arrive at total research and development expenses for the periods shown (in thousands of €):

	Year ended December 31,
	2007	2006	2005	2002-2004	Total 2002-2007
Project Costs:
Satraplatin	20,783	29,817	23,087	27,307	100,994
1D09C3	2,808	1,374	1,660	8,641	14,483
Cell Cycle Inhibitors	1,709	2,478	1,512	1,677	7,376
Cost of performing research and development for others	—	249	910	8,660	9,819
Other projects	4,537	7,507	6,963	19,076	38,083

Total project cost	29,837	41,425	34,132	65,361	170,755
Other costs to arrive at total research and development expenses:
Benefits and other salaries	10,016	11,071	7,419	19,145	47,651
Stock-based compensation	1,354	2,876	3,259	5,947	13,436
Building and facilities	3,505	3,098	3,468	10,673	20,744
Depreciation	1,111	1,323	3,350	4,518	10,302
Intellectual property expenses	—	518	593	3,356	4,467
Other expenses	5,614	4,396	3,463	6,543	20,016

Total research and development expenses	51,437	64,707	55,684	115,543	287,371

Project costs shown in the table above include direct project costs plus the salaries of the employees who directly charged time to the project and do not include overhead and other unallocated costs.

Satraplatin project expenses accounted for the largest portion of research and development expenses during 2007, 2006 and 2005. Under our co-development and license agreement with Pharmion (now Celgene) for satraplatin, future development costs continue to be partially shared. In 2006, we deemed the acceptance of the NDA and MAA filings for satraplatin to be probable and therefore accrued a total of $6.0 million in the third quarter of 2006 related to milestone payments we owed Spectrum Pharmaceuticals, Inc. upon occurrence of these milestone events. The FDA accepted the NDA filing in April of 2007 and this resulted in the payment of $4.0 million in May 2007 out of the total amount accrued. In July 2007, the EMEA accepted for filing the MAA for satraplatin. As a result, we received a € 5.9 million milestone payment from Pharmion. Also, the acceptance of the MAA by the EMEA triggered payments by us to Spectrum in the total amount of approximately € 2.4 million, representing a direct milestone payment plus Spectrum’s portion of $ 2.0 million of the € 5.9 million milestone payment from Pharmion.

The first approval of satraplatin in the United States and in Europe would trigger additional milestone payments of $9.0 million to Spectrum, as well as payments under certain compensation arrangements with our employees and members of our Supervisory Board as disclosed in footnote 12 to the accompanying consolidated financial statements, both of which have not been accrued due to the uncertainty of the regulatory approval process. Spectrum is also entitled to receive a share of sublicense fees and royalties, if any, received from us under any marketing agreements for satraplatin that we enter into with other parties, such as those with Celgene and with Yakult.

There were no costs related to satraplatin in 2001 and/or prior years. Other project costs in 2001 and prior years cannot be presented in a meaningful manner on a project basis because we did not have our project system fully implemented at all of our sites in these years.

As of December 31, 2007, we estimated that during 2008 we will incur approximately € 5.2 million in costs, primarily related to patient follow up, for our on-going SPARC Phase 3 trial and other satraplatin-related trials; about € 3.2 million related to cell cycle inhibitors, and about € 1.2 related to other projects. We are unable to reliably estimate the costs to complete our drug development projects, as well as anticipated completion dates, due to uncertainties associated with clinical trials. Therefore, any estimates to complete research and development projects are highly speculative and may differ materially from actual expenses incurred for such projects. There are many factors outside our control that could delay or possibly prevent successful completion of our research and development projects.

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

2007 vs. 2006

Research and development expenses were € 51.4 million for the year ended December 31, 2007, compared with € 64.7 million for the year ended December 31, 2006, a decrease of € 13.3 million or 21%. Significant reductions were made to the research and development group during the second half of 2007, after the overall survival results of the SPARC trial were announced. Included in personnel expenses for 2007 above is € 1.8 million of restructuring costs. Also included in research and development expenses are satraplatin project costs of € 20.8 million and € 29.8 million for the years ended December 31, 2007 and 2006, respectively. The following table summarizes the changes in research and development expenses for the years ending December 31, 2007 and 2006 (in millions of €, except % change):

	2007	2006	Change	% Change
Personnel expense including stock-based compensation	20.7	20.0	0.7	3.5%
Travel and entertainment	1.0	1.1	(0.1)	(9.1)%
Clinical trial costs	10.6	17.1	(6.5)	(38.0)%
Raw materials and clinical supplies	5.8	7.0	(1.2)	(17.1)%
External research and development	3.3	5.3	(2.0)	(37.7)%
Consulting	2.5	1.7	0.8	47.1%
Licensing	1.3	5.3	(4.0)	(75.5)%
Facilities and communications	3.5	3.6	(0.1)	(2.8)%
Depreciation	1.2	1.3	(0.1)	(7.7)%
Other	1.5	2.3	(0.8)	(34.8)%

Total research and development	51.4	64.7	(13.3)	(20.6)%

Several research and development expense categories decreased during 2007 as the SPARC trial neared completion. For example, clinical trial costs decreased € 6.5 million or 38% in 2007 compared to 2006. These costs are expected to continue to decrease.

Raw materials and clinical supplies expenses decreased € 1.2 million or 17.1% in 2007 compared to 2006. This decrease is mainly due to the closure of the Waltham, MA facility as well as decreased purchases of satraplatin in 2007 as the SPARC trial neared completion.

External research and development expenses decreased € 2.0 million or 37.7% in 2007 compared to 2006. We conducted pre-clinical toxicology studies for the kinase inhibitor RGB-286638 during 2006 which are necessary prior to advancing a compound [[into the clinic]].

Consulting expenses increased € 0.8 million or 47.1% in 2007 compared to 2006. This increase was due to the Company incurring certain fees during 2007 relating to the satraplatin NDA submission with the FDA.

Licensing decreased € 4.0 million or 75.5% in 2007 compared to 2006. This decrease was due to the accrual of milestone payments that were deemed probable in 2006 and were paid to Spectrum in 2007, when the NDA and MAA were accepted for filing. An additional milestone representing Spectrum’s share of the Pharmion milestone payment to us relating to the MAA acceptance was accrued and paid in 2007.

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

	2006	2005	Change	% Change
Personnel expense including stock-based compensation	20.0	18.4	1.6	8.7%
Travel and entertainment	1.1	1.0	0.1	10.0%
Clinical trial costs	17.1	15.8	1.3	8.2%
Raw materials and clinical supplies	7.0	3.3	3.7	112.1%
External research and development	5.3	5.9	(0.6)	(10.2)%
Consulting	1.7	1.3	0.4	30.8%
Licensing	5.3	1.2	4.1	341.7%
Facilities and communications	3.6	3.9	(0.3)	(7.7)%
Depreciation	1.3	3.3	(2.0)	(60.6)%
Other	2.3	1.6	0.7	43.8%

Total research and development	64.7	55.7	9.0	16.2%

Personnel expense, including stock-based compensation costs allocated to research and development, increased 8.7% or € 1.6 million in 2006 compared to 2005. Additional R&D personnel were hired in 2006 in response to increased work loads associated with the execution of clinical trials and the preparation and submission of parts of the rolling NDA for satraplatin.

Clinical trial costs increased € 1.3 million or 8.2%. This increase was due to the progression of the SPARC trial and includes clinical research organization expenses. We maintain contracts with clinical research organizations who conduct clinical trials for satraplatin.

Raw materials and clinical supplies expenses increased € 3.7 million or 112.1%, in 2006 compared to 2005. This increase was due to the purchase of increased supplies of satraplatin related to the SPARC trial and other studies.

Licensing expenses increased € 4.1 or 341.7% in 2006 compared to 2005. This increase was due to the accrual of milestone payments that were deemed probable in 2006 and were paid to Spectrum in 2007, when the NDA and MAA were accepted for filing.

Depreciation expense decreased € 2.0 million in 2006 compared to 2005. This decrease was primarily due to the acquisition of substantially all of the assets from Axxima Pharmaceuticals AG in the first quarter of 2005. Many of the assets identified in the acquisition were laboratory leasehold improvements and were fully depreciated by the end of 2005 when the lease was terminated.

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

2007 vs. 2006

The following table summarizes the changes in general and administrative expenses for the years ended December 31, 2007 and 2006 (in millions of €, except % change):

	2007	2006	Change	% Change
Personnel expense including stock-based compensation	19.3	12.5	6.8	54.4%
Travel and entertainment	2.1	1.2	0.9	75.0%
IP and legal costs	6.8	0.9	5.9	655.6%
Commercialization	2.8	0.4	2.4	600.0%
Consulting	2.5	1.4	1.1	78.6%
Facilities and communications	2.5	4.0	(1.5)	(37.5)%
Depreciation	0.5	0.3	0.2	66.7%
Other	2.7	3.1	(0.4)	(12.9)%

Total general and administrative expenses	39.2	23.8	15.4	64.7%

General and administrative salaries and personnel expense increased € 6.8 million or 54.4% in 2007 compared to 2006. The increase in personnel expenses was primarily due to the establishment of a sales and marketing infrastructure in the first half of 2007, in anticipation of the potential satraplatin product launch in the U.S. However, significant reductions were made to the sales and marketing group during the second half of 2007, after the overall survival results of the SPARC trial were announced. Included in personnel expenses for 2007 above is € 2.3 million of restructuring costs. We expect personnel expense to decrease significantly as our restructuring plans announced in 2007 and the first quarter of 2008 are expected to be completed by December 31, 2008.

Travel and entertainment expenses increased € 0.9 million or 75.0% in 2007 compared to 2006. This increase is primarily due to increased headcount year-over-year combined with an increase in employees attending various meetings and conventions throughout 2007.

IP (Intellectual Property) and legal expenses increased € 5.9 million or 655.6% in 2007 compared to 2006 primarily due to expenses associated with the arbitration between us and Spectrum. As disclosed in footnote 12 to the accompanying consolidated financial statements, we are not currently able to estimate the possible cost from the shareholder litigation.

Commercialization expenses increased € 2.4 million or 600.0% in 2007 compared to 2006. This increase was primarily due to medical education costs relating to the potential satraplatin product launch in the U.S. We expect these costs to decrease in 2008 due to cost cutting measures implemented in 2007 and the first half of 2008.

Consulting expenses increased € 1.1 million or 78.6% in 2007 compared to 2006. This increase was primarily due to the increase in projects relating to the anticipated approval of satraplatin in the U.S. We expect these costs to decrease significantly in 2008.

Facilities and communications expenses decreased € 1.5 million or 37.5% in 2007 compared to 2006. This decrease was primarily related to the closure of our Waltham, MA facility. We expect these costs to continue to decrease in 2008 due to the cost cutting measures implemented in 2007 and the first half of 2008.

2006 vs. 2005

The following table summarizes the changes in general and administrative expenses for the years ended December 31, 2006 and 2005 (in millions of €, except % change):

	2006	2005	Change	% Change
Personnel expense including stock-based compensation	12.5	10.5	2.0	19.0%
Travel and entertainment	1.2	0.8	0.4	50.0%
IP and legal costs	0.9	0.7	0.2	28.6%
Commercialization	0.4	0.6	(0.2)	(33.3)%
Consulting	1.4	0.4	1.0	250.0%
Facilities and communications	4.0	4.4	(0.4)	(9.1)%
Depreciation	0.3	0.3	—	—
Other	3.1	2.9	0.2	6.9%

Total general and administrative expenses	23.8	20.6	3.2	15.5%

General and administrative personnel expense increased € 2.0 million or 19.0% in 2006 compared to 2005. The increase in personnel expenses was primarily due to the hiring of certain senior level positions in marketing, sales and drug development during 2006.

Consulting expense increased € 1.0 million or 250% to € 1.4 million in 2006 compared to 2005. This increase resulted mainly from increases in recruiting costs and consulting fees as we began to increase staff in key areas, including marketing and sales during 2006.

Long Term Liabilities

In June 2007, we entered into a license agreement with Yakult for development and commercialization of satraplatin in Japan. The non-refundable upfront license payment of € 7.4 million was included in deferred revenue, non-current, as of December 31, 2007, as the Company was not able to estimate the period of substantial involvement. The Company will continue to defer the revenue until the timing of the satraplatin development plan, which approximates the period of substantial involvement, can be reliably determined. The increase of non-current portion of deferred revenue in 2007 was offset with the amortization of Pharmion-related deferred payments received under the co-development and license agreement. As a result, non-current portion of deferred revenue increased by € 4.9 million or 53.7% to € 14.0 million as of December 31, 2007.

In May of 2005, we established an accrual for loss on sub-lease contract at the Waltham, MA facility. In 2007, we reached an agreement with the landlord to terminate the lease and vacated this space effective December 31, 2007, at which point the accrual was then reclassed to other current liabilities. This remaining liability represents contract termination costs that will be paid over the first nine months of 2008 as of December 31, 2007. Please refer to footnotes 10 and 11 to the accompanying consolidated financial statements.

Stock-based Compensation

Stock Options and Convertible Bonds

Prior to January 1, 2006, we accounted for stock-based compensation under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”). Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”), which requires all share-based payments to employees to be recognized in the financial statements based on their fair values. All of the Company’s share compensation plans impose on the beneficiary a holding period, a four-year vesting schedule and certain market-related performance hurdles, all of which have to be met prior to exercising any options. Under SFAS 123(R), a company whose share based compensation plans feature both a service and a market condition is required to use a “requisite service period” for recognizing stock based compensation over time. This requisite service period is determined by identifying the longer of an estimated derived service period and the explicit service period (the contractual vesting period). The “derived service period” is an estimated period that assesses when a beneficiary would actually exercise the instrument, using a Monte Carlo simulation.

The detailed calculations and requirements of SFAS 123(R) are complex. In the fourth quarter of 2007, we determined that based on SFAS 123(R), we were not able to use the explicit service period but that we were required to use the longer derived service period to amortize the fair value of the awards. Based on this determination, we were required to adjust previously reported quarterly share-based compensation expense to reduce the amounts previously charged to expense. Please refer to footnote 2 to the accompanying consolidated financial statements for further details. The related fair value of the awards was properly recognized over the derived service period in the annual consolidated financial statements for 2007. Share-based compensation expense is a non-cash item and this expense adjustment had no net impact on our equity. Please refer to Item 15 for the impact of the adjustment on the internal control assessment.

The following table summarizes the allocation of stock-based compensation expense in the statement of operations during 2007, 2006 and 2005 (in million €):

	2007	2006	2005
Research and development expense	1.4	2.9	3.3
General and administrative expense	2.1	4.0	3.4

Total stock-based compensation expense	3.5	6.9	6.7

The fair value of stock-based compensation is amortized to expense using the derived service period. The decrease in stock-based compensation expense in 2007 is due to the reversal of previously recognized cost related to unvested shares that were forfeited during the year. As of December 31, 2007, there was € 2,866,000 and € 15,586,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans for stock options and convertible bonds respectively. The weighted average period over which the compensation cost for stock options and convertible bonds will be recognized is approximately 57 and 59 months respectively.

Stock Appreciation Rights

Since 2004, we have issued stock appreciation rights, or SARs, to members of the Supervisory Board and to certain members of the senior management team. These SARs vest upon certain performance trigger events such as (but not limited to) the marketing approval of satraplatin in the United States or the European Union (or both) and will be settled in cash. Therefore, SARs are accounted for as liability awards under SFAS 123(R).

Compensation expense for SARs, if any, will be accrued and recognized based on the fair value at each balance sheet date. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the SARs. At December 31, 2007 and 2006, we deemed the dosing of the first patient in a second registrational trial for satraplatin probable. Therefore, €151,000 was recognized as compensation expense for 128,750 SARs relating to this performance condition in 2006. In the same period, an additional € 18,000 was recognized for SARs without performance conditions which were already fully vested. The majority of the cost was charged to research and development expense. However, in 2007 the fair value of the underlying shares experienced a significant decrease, which required us to reverse all but € 33,000 of the amount recorded in the prior year.

As of December 31, 2007, there was € 273,000 of total unrecognized compensation cost related to unvested, non-probable, SARs granted. That cost was not yet recognized since the vesting of the underlying liability instruments was not deemed probable at December 31, 2007.

Other Income (Expense), net

A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivable, accounts payable and cash. In 2007 and 2006, the U.S. dollar weakened against the euro, thus resulting in foreign currency gains (losses) of € 0.2 and (2.1) million, respectively.

Liquidity and Capital Resources

Our cash, cash equivalents, marketable securities and short-term investments totaled € 63.8 million, and our restricted cash totaled € 1.4 million, at December 31, 2007. We invest our cash in investments that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. As a general policy, we do not invest in equity securities for cash management purposes. Any equity securities we own were acquired as part of licensing agreements in prior years. As of December 31, 2007, our marketable securities and short-term investments amounted to € 14.1 million and mostly consisted of variable- and fixed-rate corporate bonds which were sold at cost upon maturity, subsequent to year-end.

We have historically financed our operations primarily through the issuance of equity securities, cash payments (including licensing fees) from several collaboration partners, interest earned on investments, government grants, and convertible bonds.

The following table summarizes our sources of funding over the last five years (in thousands of €):

Year	From the issuance of equity securities, net	From cash payments from collaboration partners and license agreements	From interest on investments	From convertible bond issuances	Other sources of financing(1)	Total
2007	39,894	18,787	1,926	521	212	61,340
2006	40,623	34,816	4,446	970	1,661	82,516
2005	10,929	7,501	3,558	580	—	22,568
2004	80,014	9,348	1,966	935	—	92,263
2003	292	16,383	3,276	517	807	21,275

(1)	Other sources of financing include mostly funds received from governmental grants and others.

Capital resources from collaboration partners declined in 2004 and further in 2005 as our work on technology platform collaborations decreased. We increased our focus during this time on drug development and focused less on entering into new technology collaborations. During 2006, resources from collaboration partners increased significantly as a result of the upfront development-related payments we received from Pharmion for the co-development and license agreement for satraplatin in Europe. Capital resources from collaboration partners declined in 2007 compared to 2006, although this was partially offset by an upfront payment as reimbursement for past development expenses related to satraplatin that we received from Yakult. We expect monies from current collaboration partners to decline in 2008. However, if satraplatin were to receive marketing approval in Europe in 2008, monies would increase, as we would then receive a net milestone payment from Celgene in the amount of € 11.3 million. We cannot predict if we will receive marketing approval for satraplatin in Europe in 2008 or at all See Item 3D “Risk Factors—Satraplatin may never receive regulatory approval in the United States or Europe and may never be successfully commercialized and you may lose all or a substantial part of your investment.”

A large portion of the capital resources used to fund operations has been derived from the issuance of shares in various significant equity transactions, as well as upon exercise of stock options and convertible bonds. As of December 31, 2007, our shareholders have authorized the future issuance of 33,546,297 ordinary shares for specific purposes.

In January 2007, we sold 1.56 million newly issued ordinary shares in a private placement with net proceeds of € 32.6 million.

In February 2006, we sold 2.9 million newly issued ordinary shares in a private placement with net proceeds of € 36.1 million.

The following table summarizes selected information from our consolidated statements of cash flows and balance sheets for 2007, 2006 and 2005 (in million €):

Selected Cash Flow Information	2007	2006	2005
Operating activities
Net Loss	(69.2)	(64.0)	(62.2)
Adjustments to net loss, including changes in working capital	2.5	27.4	19.4

Net cash used in operating activities	(66.7)	(36.6)	(42.8)
Investing activities
Purchases of property, equipment and licenses	(1.6)	(1.9)	(4.5)
Proceeds from sale of property and equipment	0.1	—	0.2
Net proceeds marketable securities and short-term investments	42.3	5.6	4.3

Net cash provided by investing activities	40.8	3.7	—
Financing activities
Proceeds from shares issued upon:
Asset acquisition	—	—	10.4
Equity offering	32.6	36.1	—
Exercises of stock-based compensation	7.3	4.2	0.5
Subscribed shares	—	0.3	—
Other financing activities	0.5	1.0	0.6

Net cash provided by financing activities	40.4	41.6	11.5
Net increase (decrease) in cash	11.3	7.8	(28.9)
Cash and cash equivalents at end of year	49.7	38.3	30.6
Marketable securities and short-term investments at end of year	14.1	57.2	63.1

Total cash, cash equivalents, marketable securities and short-term investments	63.8	95.5	93.7

The increase of cash used in operating activities is primarily attributable to the timing of the payment received from Pharmion during 2006, as well as a decrease of revenues described in details above.

During the year 2007, net proceeds from the sale of marketable securities and short-term investments were € 42 million. The net proceeds were placed in money market funds for higher return on investments.

As of December 31, 2007, we believe our cash, cash equivalents, marketable securities, short-term investments on hand, anticipated interest earned on our investments, and future payments we expect to receive from our co-development and license agreement with Celgene and others, to be sufficient to fund currently planned business operations until approximately the end of 2010. If, at anytime, our ability to internally finance our research programs changes, we may decide to reduce research and development expenses by delaying, discontinuing or reducing our funding of development of one or more product candidates. Alternatively, we might raise funds through public or private financings, collaborations or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Similarly, financing obtained through future co-development or co-marketing arrangements may require us to forego certain commercial rights to, and revenues from, current or potential product candidates. Our failure to raise capital, if and when needed, could have a negative impact on our business, financial condition, operating results, and ability to pursue our business strategy.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2007 (in thousand €):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	1,725	1,092	633	—	—
Convertible bonds	3,365	174	—	—	3,191
Contract termination costs	2,094	2,094	—	—	—

Total	7,184	3,360	633	—	3,191

Our long-term commitments under operating leases shown above consist of payments relating to our facility lease in Munich, Germany and Princeton New Jersey, USA. Contract termination costs relate the facility located in Waltham, Massachusetts, USA.

The contractual obligations table does not include amounts for milestone payments. We have entered, and from time to time we may enter, into agreements under which we are or may be obligated to make payments which are contingent upon the occurrence of certain events. As of December 31, 2007, the total maximum amount of milestone payments we may be obligated to make under these agreements was approximately € 40.2 million. However, this amount includes obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, it is unlikely that all of these milestones will be achieved. In 2005 and 2007, we made actual payments of approximately € 0.4 million and € 5.2 million, respectively, under these agreements, all of which were in connection with milestones relating to regulatory filings. We made no such payments in 2006.

The actual amounts and the timing of these contingent payments depend on numerous factors, some of which are outside of our control. Some factors include the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the substance and timing of determinations of the U.S. Food and Drug Administration, the United States Patent and Trademark Office and other regulatory authorities, and the volume of sales or gross margin of a product in a specified territory, as well as certain other factors. These events are subject to numerous risks and uncertainties, including those discussed under “Risk Factors” in Item 3 and, therefore we cannot accurately predict the timing, probability and amounts of these payments. Accordingly, costs related to these payments are only reflected in our consolidated financial statements when the achievement of the underlying milestone is deemed probable.

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

German Tax Treatment of Loss Carry-Forwards

We have significant tax loss carry-forwards. Please refer to footnote 16 in our consolidated financial statements included in this annual report for a detailed description of income taxes. Under current German tax law, a corporation is generally permitted to set-off loss carry-forwards (Verlustvorträge) against annual taxable income up to € 1.0 million. The remaining loss carry-forwards can be set-off against up to 60% of the taxable income of the individual tax assessment period exceeding € 1.0 million.

The use of such loss carry-forwards is, however, subject to special limitations which were amended by the Tax Reform Act 2008 (Unternehmenssteuerreform 2008). The new limitation provision (Sec. 8c German Corporate Income Tax Act (Körperschaftsteuergesetz, “KStG”) applies from January 1, 2008, onwards and with respect to relevant transfers after December 31, 2007. The previous limitation provision (Sec. 8 para 4 KStG) is still applicable if (i) more than 50% of the shares in a corporation are transferred within a time period of five years beginning before January 1, 2008, and (ii) the loss of the economic identity occurs before January 1, 2013. Accordingly, both regimes are described below:

Sec 8 para 4 KStG (previous law):    Pursuant to Sec 8 para 4 KStG any set-off against loss carry-forwards requires that the offsetting entity is economically identical to the loss-incurring entity. The offsetting entity is, in particular, not economically identical to the loss-incurring entity if

•	more than 50% (in aggregate) of the shares in a corporation are transferred within five years, which, according to the German tax authorities, includes the subscription of new shares issued in the course of a capital increase to new shareholders, and

•	predominantly new business assets are injected into such corporation.

In this case, any loss carry-forwards existing at the time of the fulfillment of these two conditions are no longer be available for set-off against any of the corporation’s current and future taxable income. This applies to corporate income tax as well as to trade tax.

Sec 8c KStG (current law):    Pursuant to Sec. 8c KStG, in particular the transfer of more than 25% of the shares or voting rights in a corporation to one purchaser or related parties or to a group of purchasers with similar interests (gleichgerichteten Interessen) within a period of five years results in a partial loss of existing tax loss carry-forwards (including, but not limited to an interest carry forward) and annual losses suffered prior to the detrimental transfer. Such detrimental transfer of more than 25% (but not 50% or more) of the shares or voting rights leads to a pro-rata diminution of the existing loss carry forwards and of annual losses suffered prior to the detrimental transfer. The use of such loss carry-forwards and annual losses suffered prior to the detrimental transfer is inter alia denied entirely in the event that more than 50% of the shares or voting rights are transferred within five years. This applies to corporate income tax as well as to trade tax.

As of December 31, 2007, the statue of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2004.

At December 31, 2007, 2006, and 2005, we had deferred tax assets representing the benefit of accumulated tax net operating loss carry-forwards. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that our deferred tax assets will not be realized.

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

Revenue Recognition

Our revenues consist of fees earned from co-development and licensing arrangements, research and development collaboration agreements, and grant revenues. Revenues from co-development and licensing agreements and from research and development collaborations agreements generally consist of licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”), Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”) and EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, (“EITF 99-19”). In accordance with SAB 104, we recognize revenue when there is persuasive evidence that an arrangement exists, the fee is fixed or determinable, and collection of the related receivable is probable. The terms of GPC Biotech’s revenue arrangements may contain multiple elements which can include non-refundable upfront payments such as reimbursement fees or license fees, payments based upon certain milestones, payments to co-fund the development of a product and royalties on product sales. We evaluate these arrangements to determine if the deliverables are separate units of accounting in accordance with EITF 00-21, allocate total consideration based on the relevant method and then apply the appropriate revenue recognition criteria for each unit of accounting. We also evaluate the arrangement to determine if revenue should be recognized at gross or net in accordance with EITF 99-19.

Applying SAB 104, EITF 00-21 and EITF 99-19 requires significant management judgments and facts and circumstances can change as the research and development activities proceed. Circumstances and conditions can change and may cause the amount of revenue recognized in future period to increase or decrease.

Licensing Arrangements

We generally receive non-refundable upfront fees upon signing of a licensing agreement. These fees generally include licensing fees, technology access fees and initiation fees. All non-refundable upfront fees received or to be received under these arrangements are recognized when SAB 104 revenue recognition criteria are met, ratably over the period over which the license is granted or we are substantially and continually involved, which in many cases coincides with the term of the agreement or the license period or other appropriate period when this period can be reliably estimated.

Co-Development Arrangements

Revenue recognized from partners in co-development arrangements is generally based on a fixed percentage of agreed upon research, development and commercialization costs incurred by the Company. Revenue from these co-development arrangements are recognized on a gross basis as collaboration revenue in the consolidated statement of operations as the related costs are incurred. If payments are received prior to the activity having been performed, these amounts are deferred and recognized in future periods when the co-development costs are incurred.

Milestone Payments

Milestone payments are recognized as revenue when the performance obligations, as defined in the contracts, are achieved. Performance obligations typically consist of significant milestones in the life cycle of the related technology or product candidate, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies. These milestone payments are generally tied to a specific performance condition and are recognized in full when the performance obligation is met. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized, unless there is other persuasive evidence that the milestone event has been reached and the milestone fee has been earned.

Grant Revenues

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred and billed in accordance with the terms of the grant.

Research and Development

Research and development (R&D) expenses include salaries, benefits, and other headcount related costs; clinical trial and related clinical manufacturing costs; contract and other outside service fees; employee stock-based compensation expense; and facilities and overhead costs. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D and in-licensing arrangements. In addition, we acquire R&D services from other companies and fund research institutions under agreements which we can generally terminate at will. R&D costs, including upfront fees and milestones paid to collaborators, are expensed as incurred, if the underlying assets are determined to have no alternative future use.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate certain expenses as of each balance sheet date and make appropriate accruals based on these estimates. Our accrued expenses include:

•	contract service fees, such as amounts due to contract research organizations;

•	professional service fees, such as amounts due to attorneys, accountants and investigators in conjunction with preclinical and clinical trials, and other activities;

•	fees paid to contract manufacturers in conjunction with the production of materials related to our product candidates;

•	development milestone accruals and other accruals.

In connection with these accruals, our estimates are affected by our understanding of the status and timing of services provided relative to the actual level of services performed by the service providers. In the event that we under-or over-estimate the level of services or the costs of such services, our reported expenses for a reporting period could be overstated or understated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to our judgment. We make these judgments based upon the facts and circumstances known to us at the date of the financial statements. For the periods presented in our consolidated financial statements, we have made no material adjustments to our estimates of contract research and development and professional services fees.

In connection with our research and development programs, we may incur milestone payments to other parties. In accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, (“SFAS 5”), we expense milestone payments when we incur the liability, which is when the milestones are deemed probable.

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

Prior to January 1, 2006, we accounted for stock-based compensation under SFAS 123, however, effective January 1, 2006, we adopted SFAS 123(R) which requires all share-based payments to employees to be recognized in the financial statements based on their fair values. SFAS 123(R) requires that we apply a forfeiture rate to existing awards and apply the standard’s fair value recognition provisions. The fair value of stock options is estimated on the date of grant using the Monte Carlo valuation model for options granted from January 1, 2006. The Company recognizes compensation expense over the employee requisite service period which is the longer of the explicit service period stipulated in the contract or the derived service period. The derived service period is inferred from valuation techniques used by the Company to estimate fair value. Awards are considered vested when the requisite service period has been rendered.

We also grant convertible bonds to Management Board, senior management, and certain employees. In the past, we have also granted convertible bonds to our Supervisory Board. The fair value of our convertible bonds is calculated using the same assumptions as those used for our stock options, and is recognized as compensation expense over the employee requisite service period.

Significant assumptions used in determining the fair value of the awards are disclosed in footnote 15 to the accompanying consolidated financial statements. We estimate the fair value of our stock options and convertible bonds using multiple variables, including share price volatility, risk-free interest rate, future dividends to be paid by us, the life of the option or convertible bond and the expected forfeiture rate. We estimate share price volatility based on actual historical share prices over the estimated life of the option starting with the grant date for all options and convertible bonds issued during the year. The risk-free interest rate used in the calculation is the interest on debt issued by the German government with a maturity similar to the estimated life of the stock options or convertible bonds. We estimate that we will not pay dividends in the foreseeable future. Any changes in estimates of volatility, risk-free interest rate, future dividends, the life of the options and convertible bonds and forfeitures would result in increases or decreases in the amount of compensation expense recognized in any given period.

We also grant stock-based compensation with performance conditions in the form of SARs and convertible bonds. The vesting on SARs is contingent upon various performance conditions relating to satraplatin and will be settled in cash. As such, they are accounted for as liability instruments. Compensation expense for SARs, if any, will be accrued and recognized based on the fair value at each balance sheet date estimated using the Black-Scholes valuation model. Compensation expense will be recorded when the performance conditions are probable and will be equal to the amount of cash ultimately paid to settle the SARs. In 2006, we recognized approximately € 0.2 million as compensation expense for certain SARs which performance conditions were deemed to be probable. However, the fair value of the underlying shares experienced a significant decrease in 2007 which required us to significantly reduce the liability.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”), we review long-lived assets for impairment when impairment indicators exist and, if necessary, recognize an impairment charge equal to the difference between the carrying amount of the asset and the fair value which is estimated based on either appraised value or measured by discounted estimated future cash flows.

Indicators that result in reviewing our long-lived assets for impairment are, among others, termination of research programs, restructuring programs, equipment obsolescence, idle equipment, or vacating of facilities. The Company recognized an impairment charge of approximately € 0.9 million in 2007 which represented the difference between the fair value of the assets no longer in use and available for sale, and their net carrying value. These fixed assets are no longer in use as a result of the restructurings at the Waltham, Princeton and Munich facilities. No impairment expense was recognized for the years ended December 31, 2006 or 2005.

Income Tax

We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (“SFAS 109”). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

As of January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 creates a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. We have certain deferred tax assets as a result of several years of losses from operations and currently have a full valuation allowance for those deferred tax assets and have not recognized any benefits from uncertain tax positions in earnings. Accordingly, the adoption of the provisions of FIN 48 did not have material impact on our financial statements.

Recent Accounting Pronouncements

In footnote 3 of the consolidated financial statements, we disclose other new accounting standards, however we do not consider them to have a material impact on our financial statements upon adoption.

Item 6. Directors, Senior Management and Employees

Overview

In accordance with the German Stock Corporation Act (Aktiengesetz), we have two separate boards of directors. These are the Vorstand, or Management Board, and the Aufsichtsrat, or Supervisory Board. The two boards are separate, and generally no individual may simultaneously be a member of both boards. For a more detailed description of the relative powers, responsibilities and practices of the Management Board and the Supervisory Board as well as other material information about our governance, please refer to Item 10 “Additional Information—Governance.”

Supervisory Board

The following table shows the current members of the Supervisory Board, the years in which they were first elected, the end of their current terms and their principal occupations.

Name	Age	Year first elected	End of term(1)	Principal occupation
Jürgen Drews, M.D. (Chairman)	73	1998	2009	n/a
Michael Lytton, J.D. (Vice Chairman)	50	2001	2007	General partner of Oxford Bioscience Partners
Metin Colpan, Ph.D.	51	1998	2009	Founder and member of the supervisory board of Qiagen N.V.
Don Soltysiak	63	2007	2009	Consultant
Peter Preuss	63	2001	2007	President of Preuss Foundation for Brain Tumor Research; Regent of the University of California
James M. Frates	40	2004	2007	Chief Financial Officer, Senior Vice President and Treasurer of Alkermes, Inc.

(1)	Term ends upon the end of the annual general meeting passing a resolution on discharge from liability for actions during the fiscal year indicated.

The members of our Supervisory Board may be contacted at the German address of GPC Biotech. The Supervisory Board has determined that, with the exception of Mr. Soltysiak, who has an existing consulting arrangement with the Company (described under Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions” below) all of its current members are independent pursuant to the criteria contained in Nasdaq Marketplace Rules.

Jürgen Drews.    Chairman of the Supervisory Board since 2001. Dr. Drews was a Managing Partner at Bear Stearns Health Innoventures until September 2004. Previously, he was the President of Global Research at Hoffmann-La Roche and a former member of the Board of Directors and a Partner of BIOMEDICINE, International Biomedicine Management Partners. He previously served as the Chairman of EuropaBio, the European Association for Bioindustries, which has more than 500 individual member companies. Dr. Drews was Chairman of the Board of Genaissance Pharmaceuticals, New Haven, CT until October 2005 and served on the boards of several biotech companies worldwide. Currently he is a board member at Human Genome Sciences, Rockville, MD and MorphoSys AG, Munich, Germany.

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

Management Board

Our Management Board currently consists of two members. Since January 1, 2007, three of our Management Board Members retired from their positions: Dr. Mirko Scherer, Ph.D. former Chief Financial Officer left the Company in December 2007; Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and

Senior Vice President, Business Development and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer left the Company in February 2008. All former Management Board Members currently remain available to the Company as advisors.

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

Name (age)	Age	Year first appointed	End of term	Responsibility	Other board memberships
Bernd R. Seizinger, M.D., Ph.D.	50	1998	3/2012	Chief Executive Officer	BioXell SpA and Santhera Pharmaceuticals AG

Torsten Hombeck, Ph.D.	38	2008	1/2010	Chief Financial Officer	Flakeboard America

The members of our Management Board may be contacted at the German address of GPC Biotech.

Bernd R. Seizinger, M.D., Ph.D.    Chief Executive Officer. Bernd R. Seizinger, M.D., Ph.D., has been Chief Executive Officer of GPC Biotech since 1998. He joined GPC Biotech from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham, Massachusetts, where he was Executive Vice President and Chief Scientific Officer (1996–1998). From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb Pharmaceutical Research Institute in Princeton, New Jersey, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger was at Harvard Medical School and Massachusetts General Hospital, where he served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger was a faculty member at the Department of Molecular Biology at Princeton University. He was awarded his M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 scientific publications. He is a member of the Supervisory Boards of BioXell SpA and Santhera Pharmaceuticals AG.

Torsten Hombeck, Ph.D.    Chief Financial Officer. Dr. Hombeck was promoted to Chief Financial Officer in January 2008. After joining GPC Biotech in 1999 as Director Finance, Dr. Hombeck most recently served as the Company’s Vice President Finance. Prior to his tenure at GPC Biotech, Dr. Hombeck held positions in the area of Corporate Finance and Controlling at Beiersdorf AG, Hamburg, Germany, where he was responsible for South America. Dr. Hombeck graduated with a Degree in Business Administration from the European Business School in Oestrich-Winkel, Germany, where he also received his Ph.D. in Finance. Dr. Hombeck is a board member of Flakeboard America Ltd., a North American producer of composite wood products.

Management Team

Our Management Board is supported by a highly qualified and internationally experienced management team. Certain of the members of the management team, Messrs. Hamm, Hatzis-Schoch, Freund as well as Dr. George, together with the Management Board form our “Executive Committee”, which assists the Management Board in key management decisions.

Name (age)	Age	Position
David R. Bancroft, Ph.D.	40	Vice President Intellectual Property
Colin Freund	38	Senior Vice President, Business Development & Corporate Planning
Martine George, M.D.	59	Senior Vice President, Drug Development, Chief Medical Officer
Bruce Goldsmith, Ph.D.	42	Vice President, Strategic Marketing
Gregory H. Hamm	58	Senior Vice President, Human Resources & Corporate Integration
Brent Hatzis-Schoch, J.D.	43	Senior Vice President and General Counsel
Ramona Lloyd, Ph.D.	44	Vice President World Wide Regulatory Affairs & Quality Compliance
Thomas J. McKearn, M.D., Ph.D.	60	Vice President Strategic Clinical Affairs
Edward F. McNiff, Ph.D.	55	Vice President Pharmaceutical Development
Michael E. Petrone, M.D.	57	Vice President Clinical Operations
Benno Rattel, Ph.D.	49	Vice President Non-Clinical Development & Toxicology
John P. Richard	50	Senior Business Advisor

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

Colin Freund.    Senior Vice President, Business Development & Corporate Planning. Prior to joining GPC Biotech in 2002, he held the position of Vice President Business Development at Double Twist, Inc., Oakland, CA, where he was responsible for creating alliances with a variety of genomics and proteomics companies. Prior to joining Double Twist, Mr. Freund was a project manager at the Boston Consulting Group, San Francisco, CA, and London, UK, where he managed assignments in the healthcare and high technology practice areas. Mr. Freund received his BA in Economics and Management Studies from the University of Cambridge, UK, and his MBA from Stanford University, CA.

Martine George.    Senior Vice President, Drug Development, Chief Medical Officer. Martine George, M.D. joined GPC Biotech in 2006 as Senior Vice President Clinical Development and assumed her present role as Senior Vice President Drug Development and Chief Medical Officer in 2007. Dr. George is an internationally well-known oncology expert with over fifteen years of experience at major pharmaceutical companies, as well as several years in an academic position at the Institute G. Roussy, Villejuif, France. Prior to joining GPC Biotech, Dr. George was Senior Vice President, Head of Oncology at Johnson & Johnson Pharmaceutical Research and Development. Before that she held a number of executive positions in the areas of clinical and medical affairs, including at Johnson & Johnson, Rhone-Poulenc Rorer (now part of Sanofi-Aventis), Sandoz Pharmaceuticals Corporation (now Novartis) and American Cyanamid. Dr. George serves as a board member of Cytomics Pharmaceuticals.

Bruce Goldsmith.    Vice President, Strategic Marketing. Prior to joining GPC Biotech in 2007, Dr. Goldsmith held the position of Group Product Director Virology at Tibotec Therapeutics, a subsidiary of Johnson & Johnson. While at Johnson & Johnson, Dr. Goldsmith held various positions of increasing responsibility in oncology global strategic marketing, business development and licensing and acquisition finance. Prior to joining Johnson & Johnson, Dr. Goldsmith was a research fellow at Novartis Pharma, K.K., where he conducted scientific research in a neurodegeneration drug discovery group. Dr, Goldsmith received has BA in Biology from Colgate University, NY, his PhD in Neuroscience from University of Pennsylvania, PA and his MBA from Columbia University, NY.

Gregory H. Hamm.    Senior Vice President, Human Resources & Corporate Integration. Gregory H. Hamm joined GPC Biotech in 1999 as Vice President, Bioinformatics and Information Technology, as well as Site Head of the Princeton facility. In 2001, Mr. Hamm was also appointed Vice President, Corporate Integration, which includes responsibility for Human Resources worldwide. Mr. Hamm was previously Vice President, Bioinformatics, at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for all computational aspects of the company’s scientific programs, including its work on the Human Genome Project. Before 1995, Mr. Hamm was Director of the Molecular Biology Computing Laboratory at Rutgers University (U.S.). Earlier he was the founder and manager of the EMBL Data Library and Head of Computing at the European Molecular Biology Laboratory (EMBL) in Heidelberg (Germany).

Brent Hatzis-Schoch.    Senior Vice President and General Counsel. Mr. Hatzis-Schoch joined GPC Biotech in 2003. Prior to joining GPC Biotech, Mr. Hatzis-Schoch was Associate General Counsel for Global Research & Development at Pharmacia Corporation, where he earlier held various senior legal positions in the transactional and international areas. Previously, he had been European legal counsel to Baxter Healthcare, based in Brussels, Belgium. He also spent several years in private practice in the United States and Germany. Mr. Hatzis-Schoch received his law degree from George Washington University, Washington D.C.

Ramona Lloyd.    Vice President World Wide Regulatory Affairs & Quality Compliance. Dr. Lloyd has fifteen years of pharmaceutical regulatory experience and has held senior regulatory positions at major pharmaceutical companies. She joined GPC Biotech from Bristol-Myers Squibb, where she was Vice President, Global Regulatory Operations. At GPC Biotech she will have worldwide responsibility for Responsibility for Regulatory Affairs, Quality Compliance and Document Management.

Thomas J. McKearn.    Vice President Strategic Clinical Affairs. Dr. McKearn is responsible for the design and implementation of our clinical and regulatory development strategy for new lead candidates as they enter development through eventual registration and commercialization. His responsibilities include oversight of all clinical study protocols, selection of investigators, and the review and analysis of study results. His position also serves as the primary point of contact with worldwide regulatory agencies and health authorities. Furthermore, Dr. McKearn plays a key role in our compound in-licensing strategy. Prior to joining GPC Biotech in 2002, Dr. McKearn held several executive positions both in biotech and in the pharmaceutical industry. He was a founder and Chief Executive Officer of Cytogen (now EUSA Pharma). His most recent position was Executive Director Strategic Science & Medicine at Bristol-Myers Squibb Company, Pharmaceutical Research Institute.

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

John P. Richard.    Senior Business Advisor. John Richard joined GPC Biotech in 1999. Previously, he was Executive Vice President, Business Development at SEQUUS Pharmaceuticals, where he was responsible for negotiating the acquisition of SEQUUS by ALZA Corporation in 1999. Prior to SEQUUS, Mr. Richard headed business development for Vivus and Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for establishing numerous pharmaceutical alliances. He was also co-founder and original Chief Executive Officer of IMPATH Inc. Mr. Richard currently serves on the Board of Directors of Altus Pharmaceuticals Inc., Targacept, Inc., Zygogen, LLC, Zosano Pharma, Inc., Stheno Corporation, and Abeome Corporation. He is also a partner with Georgia Venture Partners. Mr. Richard received his MBA from Harvard Business School and his B.S. from Stanford University.

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

Compensation of Management Board and Supervisory Board Members

Compensation of Members of the Management Board

We have entered into service agreements with both members of our Management Board. These agreements generally provide for a base salary and an annual performance-based bonus, although no cash bonuses were paid during 2007. For a discussion of the stock option and similar plans in which the members of our Management Board participate, see “—Equity-Based Plans”. In addition to these fixed and variable remuneration components, under the terms of their service agreements, the members of our Management Board are entitled to specific insurance benefits (including accident and D&O insurance) and reimbursement of necessary and reasonable disbursements.

We believe that the service agreements between GPC Biotech and the members of our Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practices.

In the event of a change in control and termination of employment within a specified period thereafter Dr. Seizinger is entitled to 300 % of the sum of his respective highest annual salary on or after the date of the change in control and the average of his last two annual bonuses, if any, received prior to the change in control. In the event of a change in control and termination of employment within a specified period thereafter Dr. Hombeck is entitled to 225 % of the sum of his respective highest annual salary on or after the date of the change in control. In addition, subject to the term of the stock options and convertible bonds under the terms and conditions of the relevant plan or program (see “—Equity Based Plans”), stock options and convertible bonds granted to the members of our Management Board are fully vested and may no longer be terminated upon a change in control. A change in control will have occurred (pursuant to applicable German corporate law) if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 50 % of the outstanding voting rights in GPC Biotech or, if as a result of a merger or reverse merger the shareholders of GPC Biotech prior to the effective date of such transaction cease to own more than 50 % of the outstanding voting shares in the merged entity. Furthermore, Dr. Seizinger, the Chairman of our Management Board, is entitled to severance benefits in the amount of 200 % of the sum of his last annual salary and the average of his last two annual bonuses in the event that our Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond March 2012. Dr. Hombeck is entitled to severance benefits in the amount of 100 % of his respective last annual salary in the event that our Supervisory Board determines not to renew his service agreements beyond its current term.

2007 Summary Compensation Table (in €):

	Annual Compensation
	Salary		Cash Bonus	Fair Value of Convertible Bonds(1)	All Other Compensation		Total Compensation
Bernd R. Seizinger, M.D., Ph.D.	467,215	(2)	—	6,123,150	36,662	(3)	6,627,027
Elmar Maier, Ph.D.	293,429		—	1,026,710	—		1,320,139
Sebastian Meier-Ewert, Ph.D.	320,989		—	1,026,710	—		1,347,699
Mirko Scherer, Ph.D.(4)	291,404		—	1,026,710	—		1,318,114

Total	1,373,037		—	9,203,280	36,662		10,612,979

(1)	Granted in 2007.
(2)	Includes $ 278,320 which has been converted into euro at the US$/euro exchange rate of $ 1.00 = €0.7308 (average exchange rate during the year).
(3)	This amount represents a double household allowance.
(4)

Dr. Scherer resigned on December 4, 2007, and as compensation for the termination of his Service Agreement by mutual consent, Dr. Scherer is entitled to receive a severance payment in the gross amount of € 312,000 payable in twelve equal monthly installments, starting on January 1, 2008; provided, however, that if and when Dr. Scherer enters into full-time employment or a management position with a third party, he shall only be entitled to receive a pro-rata portion of the severance payment up to and excluding the new employment date. In addition, the exercise period for 50,000 of his vested options was extended to three years, effective December 4, 2007, which was accounted for as a modification of share-based payment awards in the accompanying consolidated financial statements.

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

Our Articles of Association also provide that each Supervisory Board member receives an annual compensation of 7,500 in the form of stock appreciation rights, or SARs, that vest upon certain performance conditions. The stock appreciation rights are granted annually on the first day of the first month after our annual shareholders meeting or on June 1, 2007 for the past year. Dr. Drews, as the Chairman of the Supervisory Board, and Mr. Lytton, as the Vice Chairman of the Supervisory Board, received grants of 15,000 and 11,250 stock appreciation rights, respectively. Each member of the Supervisory Board received grants of 7,500 stock appreciation rights. In addition, each member of the Supervisory Board (including the Chairman of the Supervisory Board) who serves as the chairman of one or more Supervisory Board committees (other than the Audit Committee) received a grant of 5,000 stock appreciation rights. Furthermore, each member of the Supervisory Board, but excluding those members who are members of the Audit Committee, received grants of 2,500 stock appreciation rights in compensation for their service on one or more committees. The chairman and members of the Audit Committee received grants of 7,500 and 3,750 stock appreciation rights, respectively. The members of the Audit Committee do not receive any additional stock appreciation rights for their service on any other committee.

Each stock appreciation right represents the right to receive an amount in cash equal to the difference (if any) between the basic price of the stock appreciation right and the exercise price of the stock appreciation right after the completion of a specified holding period. The basic price of each stock appreciation right is € 21.03 for the SARs issued in 2007, which is equal to the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the five trading days preceding, and the five trading days after, the issue date. The exercise price will be the average closing price of our ordinary bearer shares at the XETRA closing auction of the Frankfurt stock exchange for the 60 trading days following the end of the holding period. The holding period of the stock appreciation rights began on the issue date and will end with the acceptance by the FDA of an NDA filing for satraplatin in an indication other than second-line hormone refractory prostate cancer. Any payments with respect to the stock appreciation rights are due within 100 calendar days after the end of the holding period.

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

We have no contracts with any of our Supervisory Board members that would provide for benefits upon termination of service on the Supervisory Board.

2007 Summary Compensation Table

Name	Salary (€)	Stock appreciation rights (number)
Jürgen Drews, M.D., Ph.D.(1)(5)	40,000	20,000
Michael Lytton, J.D.(2)(4)(6)	30,000	15,000
Metin Colpan, Ph.D.(4)(8)	20,000	11,250
Prabhavathi B. Fernandes, Ph.D.(8)(9)	6,952	—
Donald Soltysiak.(8)(10)	10,548	10,000
James M. Frates(3)(8)	25,000	15,000
Peter Preuss(6)(7)	22,500	12,500

Total	155,000	83,750

(1)	Chairman of the Supervisory Board.
(2)	Vice Chairman of the Supervisory Board.
(3)	Chairman of the Audit Committee.
(4)	Member of the Audit Committee.
(5)	Chairman of the Compensation Committee.
(6)	Member of the Compensation Committee.
(7)	Chairman of the Corporate Governance & Nominations Committee.
(8)	Member of the Corporate Governance & Nominations Committee.
(9)	Membership terminated on May 24, 2007.
(10)	Elected to Supervisory Board on May 246, 2007.

Equity-Based Plans

As of December 31, 2007, a total of 3,616,376 stock options and convertible bonds were issued and outstanding to purchase our ordinary bearer shares to members of our Management Board and a total of 116,500 stock options and convertible bonds to the members of our Supervisory Board. In 2000, we granted 20,000 options and convertible bonds to our Supervisory Board members at exercise prices of 17.89 euros and in 2001, we granted 10,000 options and convertible bonds to our supervisory board members at exercise prices of 16.38 euros, each with a term of 10 years. In 2003, we granted 86,500 options and convertible bonds to our supervisory board members at exercise prices of 5.77 euros, which only had a five year term and expired on May 31, 2008. No other options or convertible bonds were issued to members of the supervisory board.

Management Board Members:

Grant year	Options/convertible bonds issued and outstanding (number)	Conversion rate	Exercise price (€)	Term life (years)
2000	168,000	1:1	6.62	10
	440,000	1:1	17.89	10
2001	90,000	1:1	9.69	10
	50,000	1:1	13.34	10
2002	32,250	1:1	4.36	10
2003	17,064	1:1	4.87	10
	50,562	1:1	4.96	10
2004	500,000	1.1	9.33	10
	545,000	1:1	10.90	10
2005	420,000	1:1	10.38	10
2006	552,500	1:1	16.03	10
2007	661,000	1:1	21.30	10

Total	3,616,376

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

A stock option granted under any of the 2007 through 2000 Stock Option Plans may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. In addition, a stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan or the 2000 Stock Option Plan may not be exercised until the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive stock exchange trading days (10 days in the case of the 2000 Stock Option Plan) within one month prior to exercise by a certain percentage (which percentage is ten % for the first year after the expiration of the two-year waiting period and is increased by five % for each year thereafter). Further, a stock option granted under the 2007 through 2004 Stock Option Plans may not be exercised until the price of our shares develops better than a reference index, which is the Prime IG Biotechnology Index of the Frankfurt Stock Exchange for the 2004 and 2005 Stock Option Plans and the TecDax Index of the Frankfurt Stock Exchange for the 2006 and 2007 Stock Option Plans. In addition, pursuant to the 2007 through 2001 Stock Option Plans, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech prior to the commencement of “ex subscription rights” trading on the Frankfurt Stock Exchange.

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

Our Management Board, together with our Supervisory Board, and, to the extent that our Management Board is concerned, the Supervisory Board alone, may determine that, in lieu of the issuance of new shares out of the specifically created conditional capital, shares acquired by GPC Biotech through market purchases or otherwise in accordance with applicable German stock corporation law may be issued to optionees upon exercise of the stock options. In respect of the 2000 Stock Option Plan, our Management Board, together with our Supervisory Board, and, to the extent that our Management Board is concerned, the Supervisory Board alone, may additionally determine that, in lieu of the issuance of new ordinary shares out of the specifically created authorized and conditional capitals, new ordinary shares issued out of additional authorized or conditional capitals may be issued to optionees upon exercise of the stock options or that stock options may be settled in cash, at the Company’s discretion.

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

The terms of the 1999 and 1997 Stock Option Plans are substantially similar to the terms of the stock option plans discussed in “—2007 through 2000 Stock Option Plans” above, with the following exceptions:

•	the exercise price for the stock options granted to optionees under the 1999 and 1997 Stock Option Plans was determined on the basis of the fair market value of our ordinary shares;

•	a stock option granted under the 1999 and 1997 Stock Option Plans may only be exercised if the price of our ordinary bearer shares exceeds the exercise price of the stock option on five successive bank working days within one month prior to exercise by a certain percentage (which percentage is 15 % for the first year after the expiration of the two-year waiting period and is increased by five % for each year thereafter);

•	a stock option granted under the 1999 and 1997 Stock Option Plans is generally transferable during the life of the optionee;

•	the periods during which stock options may be exercised deviate slightly from those under the 2002 Stock Option Plan and the 2001 Stock Option Plan;

•	in the event of a termination of the stock options granted under the 1999 and 1997 Stock Option Plans, the optionees have to be compensated in an amount equal to the lower of (1) the fair value of the terminated stock options and (2) the amount of income tax paid at the time of grant; and

•	stock options issued under the 1999 Stock Option Plan may be settled in cash at the Company’s discretion.

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

Until 2007, stock options granted under these plans may be incentive stock options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or U.S. Internal Revenue Code, or non-qualified stock options, or NSOs, which do not so qualify. The aggregate fair market value of the ordinary shares represented by any given optionee’s ISOs that become exercisable for the first time in any calendar year may not exceed US $100,000. Stock options in excess of this limit are treated as NSOs. We ceased to offer options intended to qualify as ISOs in 2007; accordingly all options granted from January 1, 2007 are non-qualified stock options.

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

A stock option granted under any of our U.S. stock option plans may not be exercised until the occurrence of each of the following events: (i) the stock option satisfies a two-year waiting requirement (measured from the date of grant) and (ii) the stock option vests. Furthermore, a stock option granted under the 2002 Stock Option Plan, the 2001 Stock Option Plan, the 2000 Stock Option Plan, or the 1999 Incentive Stock Option Plan may not be exercised until the price of our ordinary shares exceeds the exercise price of the stock option on five successive stock exchange trading days, or bank working days in the case of the 2000 Incentive Stock Option Plan and the 1999 Incentive Stock Option Plan, during the one month prior to exercise by a certain percentage (which percentage is ten percent, 15% in the case of stock options granted under the 1999 Stock Option Plan, for the first year after the expiration of the two-year waiting period and is in each case increased by five percent for each year thereafter). Likewise, a stock option granted under the 2007 Stock Option Plan, the 2006 Incentive Stock Options Plan and 2005 Incentive Stock Option Plan may not be exercised unless the price of our shares develops better than a reference index (which is the TecDax Index of the Frankfurt Stock Exchange in the case of the 2007 Stock Option Plan, the 2006 Incentive Stock Option Plan and the Prime IG Biotechnology Index of the Frankfurt Stock Exchange in the case of the 2005 Incentive Stock Option Plan), during the four weeks prior to the date of exercise and a stock option granted under the 2004 Stock Option Plan may not be exercised unless the price of our shares develops better than the weighted average of the Prime IG Biotechnology Index of the Frankfurt Stock Exchange and the Nasdaq Biotech Index during the four weeks prior to the date of exercise. In addition, pursuant to the 2005 Incentive Stock Option Plan, the 2004 Incentive Stock Option Plan, the 2002 Incentive Stock Option Plan and the 2001 Incentive Stock Option Plan, a stock option may only be exercised within a period of six weeks after publication of our quarterly reports or annual financial statements, and may not be exercised during a subscription rights offering by GPC Biotech and during the period from December 24 to December 31 of each calendar year. Furthermore, pursuant to the 2000 Incentive

Stock Option Plan and the 1999 Incentive Stock Option Plan, a stock option may only be exercised during four designated exercise periods lasting one month each that begin on the third bank working day after publication of our annual report and our quarterly reports; and stock options may not be exercised during a subscription rights offering by GPC Biotech.

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

Convertible Bond Programs

On May 25, 2007, May 24, 2006, June 8, 2005, August 31, 2004, on May 21, 2003, and on June 11, 2002, respectively, our shareholders approved the implementation of the 2007 Convertible Bond Program, 2006 Convertible Bond Program, the 2005 Convertible Bond Program, 2004 Convertible Bond Program, the 2003 Convertible Bond Program and the 2002 Convertible Bond Program. Under these programs, members of the Management Board, members of the management bodies and other employees of GPC Biotech and its affiliated subsidiary companies and, with the exception of the 2004 and the 2007 Convertible Bond Programs, consultants are eligible to acquire our ordinary shares pursuant to convertible bonds, with a nominal value € 1.00 per convertible bond.

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

The following table shows the number of our ordinary shares reserved for issuance under our various German and U.S. equity-based stock option plans and convertible bond programs out of various authorized and conditional capitals, as well as the number of options and convertible bonds granted and outstanding:

	Shares Reserved	Granted(1)	Exercised	Outstanding Options	Outstanding Convertible Bonds	Total Outstanding
Conditional Capital 1997	1,888,000	1,887,810	1,754,107	133,703	—	133,703
Conditional Capital 2000	49,000	44,600	900	43,700	—	43,700
Authorized Capital 1999	785,200	708,330	465,830	242,500	—	242,500
Authorized Capital 2000	1,880,245	1,583,217	773,542	809,675	—	809,675
Conditional Capital 2001	740,000	713,071	403,061	310,010	—	310,010
Conditional Capital 2002	1,310,000	1,269,475	983,710	200,650	85,115	285,765
Conditional Capital 2003	321,500	292,973	129,743	—	163,230	163,230
Conditional Capital 2004	1,800,000	1,646,350	142,625	672,475	831,250	1,503,725
Conditional Capital 2005	1,125,000	1,049,325	—	219,575	829,750	1,049,325
Conditional Capital 2006	1,315,000	1,019,400	—	224,400	795,000	1,019,400
Conditional Capital 2007	2,850,000	661,000	—	—	661,000	661,000

	14,063,945	10,875,551	4,653,518	2,856,688	3,365,345	6,222,033

(1)	Net of cancellations.

We may continue to issue stock options under each of the 2007, 2006, 2005, 2004, 2002, and 2001 German and U.S. Equity-Based Plans. No additional grants will be made under the 1999 Incentive Stock Option Plan and the 1999 and 1997 Stock Option Plans. Furthermore, no additional grants will be made under the 2001 and 2002 convertible bond programs.

Employees

As of December 31, 2007, we had 158 employees worldwide, compared to 245 as of December 31, 2006, a decrease of 35.5%. As of December 31, 2007, 62% of our employees were based in Munich, Germany and 38% were based in our Princeton, New Jersey facility. Of our 158 employees at December 31, 2007, 97 were engaged in research and development activities and 61 were involved in general administration. We implemented various rounds of restructurings, which involved staff reduction in May 2007, August and November 2007. The numbers above reflect the actual number of people employed with GPC Biotech AG and GPC Biotech Inc. as at December 31, 2007 and therefore does contain those employees who have been provided notice but whose actual date of termination is after December 31, 2007.

We announced an additional corporate restructuring in February 2008, to sharpen our focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on our early-stage research activities in Munich. The combined restructuring activities in 2007 and February 2008 resulted in a reduction of approximately 71% of the total workforce consisting of approximately 336 employees.

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

As of December 31, 2007	Research & Development	General & Administrative	Total
Germany	71	27	98
United States	26	34	60

As of December 31, 2006
Germany	94	27	121
United States	84	40	124

As of December 31, 2005
Germany	92	24	116
United States	78	28	106

Average during the year ended December 31, 2007
Germany	88	28	116
United States	61	62	123

Average during the year ended December 31, 2006
Germany	92	27	119
United States	80	33	113

Average during the year ended December 31, 2005
Germany	92	25	117
United States	75	26	101

Share Ownership by Members of Our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Supervisory Board as of December 31, 2007, based on an aggregate of 36,836,853 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds**	Exercise Price (€)	Expiration Date
Jürgen Drews, M.D., Ph.D.	26,900	*	12,500 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/04/2010
Michael Lytton, J.D.	7,500	*	31,500 convertible bonds	5.77	05/30/2008
			10,000 options	16.38	03/13/2011
Metin Colpan, Ph.D.	19,400	*	10,000 convertible bonds	5.77	05/30/2008
			10,000 options	17.89	05/04/2010
James Frates	1,000	*	—	—	—
Peter Preuss	87,500	*	22,500 convertible bonds	5.77	05/30/2008
Donald Soltysiak	—	—

Total	142,300	*	76,500 convertible bonds
			30,000 options

*	Less than one percent of class.
**	Each option and bond is exercisable for one ordinary bearer share.

Management Board

The following table provides information with respect to ownership of our ordinary bearer shares, options and convertible bonds for each of our members of the Management Board as of December 31, 2007, based on an aggregate of 36,836,853 shares outstanding.

Name	Shares	% of Outstanding Shares	Options or Convertible Bonds	Exercise Price (€)	Final Exercise Date
Bernd R. Seizinger, M.D., Ph.D.(1)	111,499	*	99,000 options	6.62	3/31/2010
			300,000 options	17.89	5/04/2010
			90,000 options	9.69	8/31/2011
			32,250 convertible bonds	4.36	8/31/2012
			14,194 convertible bonds	4.87	5/20/2013
			42,057 convertible bonds	4.96	5/21/2013
			400,000 convertible bonds	10.90	9/30/2014
			300,000 options	9.33	8/31/2014
			170,000 convertible bonds	10.38	9/30/2015
			260,000 convertible bonds	16.03	10/31/2016
			495,000 convertible bonds	21.30	5/31/2017
Elmar Maier, Ph.D.(2)	170,000	*	70,000 options	17.89	5/04/2010
			45,000 convertible bonds	10.90	9/30/2014
			25,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
			130,000 convertible bonds	16.03	10/31/2016
			83,000 convertible bonds	21.30	5/31/2017
Sebastian Meier-Ewert, Ph.D.(3)	194,405	*	69,000 options	6.62	3/31/2010
			70,000 options	17.89	5/04/2010
			8,505 convertible bonds	4.96	5/21/2013
			2,870 convertible bonds	4.87	5/20/2013
			100,000 convertible bonds	10.90	9/30/2014
			50,000 options	9.33	8/31/2014
			100,000 convertible bonds	10.38	9/30/2015
			130,000 convertible bonds	16.03	10/31/2016
			83,000 convertible bonds	21.30	5/31/2017
Mirko Scherer, Ph.D.(4)	7,776	*	90,000 options	17.89	12/04/2010
			50,000 options	13.34	12/04/2010
			75,000 convertible bonds	9.33	3/31/2008
			50,000 options	9.33	12/04/2010
			50,000 convertible bonds	10.38	3/31/2008
			32,500 convertible bonds	16.03	3/31/2008

Total	483,680	1.31	1,263,000 options
			2,353,376 convertible bonds

*	Less than one percent of class.
(1)	During 2007, Dr. Seizinger exercised and sold a total of 159,840 options under his arrangements with a third-party financial institution and exercised 49,999 convertible bonds.
(2)	During 2007, Dr. Maier exercised and sold 48,000 options and 146,000 convertible bonds.
(3)	During 2007, Dr. Meier-Ewert exercised and sold 12,500 options and 46,764 convertible bonds.
(4)

During 2007, Dr. Scherer exercised and sold 75,000 options and exercised and sold 71,000 convertible bonds. Dr. Scherer resigned on December 4, 2007. The above status is in accordance with the severance agreement agreed upon his resignation.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the ownership of our share capital of our principal shareholders who hold more than five percent (5%) of our voting rights. Ownership of the stock and voting rights are disclosed as of December 31, 2007 or as of such later date indicated below, according to the information available to us on the basis of notifications according to the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG), and, where indicated, based on Schedules 13G filed with the SEC.

As of December 31, 2007, a total 36,836,853 shares were outstanding, with 36,836,853 voting rights. The voting rights of our principal shareholders do not differ from the voting rights of any other shareholders.

Shareholder	Number of shares	% of share capital	% of voting rights
Dietmar Hopp(1)	6,300,561	17.10%	17.10%
DIT(2)	1,889,855	5.72%	5.72%

(1)

Information as of December 21, 2007 pursuant to a Schedule 13G filed with the SEC on that date. These shares attributed to Dietmar Hopp are also beneficially owned by Golf-Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG and Verwaltungsgesellschaft des Golf-Club St. Leon-Rot mbH, in each case comprised of 3,440,561 voting shares (or 9.3%) registered in the name of Golf-Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG and 2,860,000 voting shares (or 7.8%) registered in the name of dievini Hopp Biotech GmbH & Co. KG. The shares registered in the name of dievini Hopp Biotech GmbH & Co. KG are also beneficially owned by Oliver Hopp, DH-Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, OH-Capital GmbH & Co. KG, dievini Verwaltungs GmbH, Prof. Dr. Christof Hettich, Dr. Friedrich von Bohlen und Halbach, Berthold Wipfler and BW Verwaltungs GmbH.

(2)

Information by Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH (DIT) as of September 29, 2006 according to a notification received in accordance with Sec. 26 (1) WpHG. After such date, we have received no further notifications from DIT.

To the knowledge of our management, no other shareholder owns directly or indirectly more than five percent of our equity or voting rights. As of December 31, 2007, the aggregate amount of our shares owned by current Management Board and Supervisory Board members amounts to approximately 1.7% of our outstanding share capital.

Under German law, shareholders in a public company are required to notify the company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the number of shares they own when their percentage ownership reaches, exceed or falls below certain threshold levels, described in greater detail below in “Item 10. Additional Information—Notification and Disclosure Obligations” . German law does not require a shareholder to update this information unless it again reaches, exceeds or falls below a notification threshold. As a result, we cannot be certain whether the number of shares owned by the shareholders listed above is accurate.

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

On October 4, 2006, Deutsche Investment-Trust Gesellschaft für Wertpapieranlagen mbH informed us that as of September 29, 2006 their shareholdings exceeded the threshold of 5% and amounted to 5.72% in public funds (or 1,889,855 shares).

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

On July 25, 2007, Mr. Roland Oetker informed us that as of that date, his and the shareholdings fell below 3% of GPC Biotech’s then-outstanding voting shares and amounted to 2.55% (or 924.531 shares). He also provided the same notification with respect to ROI Verwaltungsgesellschaft mbH, whose shares are attributed to him.

On July 26, 2007, Deutsche Bank AG informed us that as of July 24, 2007, the shareholdings of their subsidiary, DWS Investment GmbH, fell below 5% of GPC Biotech’s then-outstanding voting shares and amounted to 4.11% (or 1.491.600 shares).

On July 30, 2007 Deutsche Bank AG informed us that as of July 27, 2007, the shareholdings of their subsidiary, DWS Investment GmbH, fell below 3% of GPC Biotech’s then-outstanding voting shares and amounted to 2.66% (or 966.678 shares).

Related Party Transactions

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe the principal transactions entered into since 2005 below.

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

Don Soltysiak, a member of our supervisory board entered into a consulting agreement with GPC Biotech, Inc., the Company’s wholly-owned subsidiary, according to which he provided consulting services for GPC Biotech, Inc. in the field of “Sales in Oncology” and was obligated to inform the company in the event any information, results, technology or product opportunities arise in the field. Under the agreement, Mr. Soltysiak was entitled to receive $3,000 per day (excluding expenses) for his services which are generally expected to require about 20 days per year and are not to exceed 25 days per year without written permission of the company. The consulting agreement expired in July 2007 in accordance with its term and has not been renewed. During his tenure as a Mr. Soltysiak primarily assisted the company by suggesting and interviewing candidates for GPC Biotech’s sales and marketing organization (primarily sales representatives) and has provided input and feedback on marketing strategies developed by GPC Biotech. Our Supervisory Board reviewed and approved the terms of his consulting agreement, in accordance with the requirements of German law.

Loans Extended and Guarantees Provided

No loans or guarantees have been provided to the members of our Management Board or the members of the Supervisory Board for the last three years.

Item 7 C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to “Item 18. Financial Statements”

Legal Proceedings

In December 2006, we were notified by Spectrum Pharmaceuticals that Spectrum had initiated an arbitration proceeding with the American Arbitration Association in the United States to resolve a dispute between Spectrum and GPC Biotech under the co-development and license agreement for satraplatin. On November 9, 2007 a three-arbitrator panel of the American Arbitration Association issued its decision in favor of GPC Biotech and unanimously rejected all of Spectrum’s claims and found no violations of the agreement by GPC Biotech.

In July 2007, we and certain of our current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of our Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. We filed a motion to dismiss the consolidated complaint on May 14, 2008. The plaintiff has the opportunity to file an opposition to the motion to dismiss on or before June 30, 2008. If the plaintiff files such an opposition, we will then have the opportunity to reply thereto on or before August 8, 2008.

We are not currently engaged in any other material legal proceedings.

Dividend Policy and Liquidation Process

We have never paid any dividends on our ordinary bearer shares. Under German corporate law, we currently have no ability to pay dividends because of our past losses. We do not expect to have any annual net income in the foreseeable future. If we were to earn annual net income, we currently plan to retain such annual net income for the foreseeable future to finance business development and internal growth. We therefore do not anticipate paying dividends in the foreseeable future.

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

Significant Changes

Effective January 1, 2008, the Company appointed Torsten Hombeck, Ph.D. to Chief Financial Officer. Dr. Hombeck joined GPC Biotech in 1999. He has worked out of the Company’s U.S. offices as Vice President, Finance since 2002 and continues to be based in Princeton, New Jersey. Prior to joining GPC Biotech, he held positions in corporate finance and controlling, including financial oversight responsibility for South America, at Beiersdorf AG, an international branded consumer products company. Dr. Hombeck holds a Masters degree in business administration as well as a Ph.D. in Finance from the European Business School, Oestrich-Winkel, Germany.

In February 2008, the Company announced a corporate restructuring to sharpen the Company’s focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and will result in a reduction in the total workforce of approximately 38% or 38 employees.

Also in February 2008, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian

Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer left their positions on the Management Board of the Company. Both Dr. Maier and Dr. Meier-Ewert received severance payments equal to their respective previous annual base salaries. However, in the event that they accept full-time employment or a full-time management position with a third party prior to March 31, 2009 they are only entitled to a pro-rata portion of the severance payment (based on a one-year period) and have to remit the remainder (net) to the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors under separate consulting agreements.

In February 2008, the Company also reported that it had decided to discontinue internal development of its monoclonal antibody, 1D09C3.

Item 9. The Offer and Listing.

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

The table below sets forth, for the periods indicated, the high and low closing prices of our shares and ADSs as reported by the Frankfurt Stock Exchange Xetra trading system and Nasdaq, in euro and U.S. dollars, respectively:

	NASDAQ			XETRA
Year	High	$	Low	High	€	Low
2007
January through March	32.85		24.84	24.93		19.00
April through June	32.81		26.07	22.54		19.45
July through September	31.99		10.35	22.96		7.57
October through December	12.56		3.60	8.97		2.62

Year
2008
January through March	4.60		2.79	2.89		1.69

Month
December 2007	5.12		3.60	3.59		2.71
January 2008	4.17		2.79	2.89		1.69
February 2008	4.19		3.48	2.83		1.83
March 2008	3.62		3.02	2.89		2.21
April 2007	3.38		2.55	2.40		2.00
May 2007	4.60		2.67	2.09		1.69

Year
2003	—		—	9.25		2.57
2004	16.00		10.32	16.36		8.07
2005	15.11		10.56	11.90		7.99
2006	25.50		12.95	19.30		10.27
2007	32.85		3.60	24.93		2.62

Year
2006
January through March	18.30		12.95	15.14		10.70
April through June	16.90		13.25	13.58		10.25
July through September	19.33		13.42	15.40		10.75
October through December	25.50		18.77	19.30		14.79

On June 26, 2008, the closing price of our shares on the Frankfurt Stock Exchange Xetra trading system was € 2.53 and the closing price of our ADSs on Nasdaq was $ 4.02.

Item 10. Additional Information.

Description of Share Capital

The following description is a summary of certain information relating to our share capital as well as certain provisions of our Articles of Association and German stock corporation law. This summary does not purport to be complete and speaks only as of the date hereof.

Organization

We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local court in Munich, Germany, under the entry number 119555. Copies of our Articles of Association are publicly available from the Commercial Register Munich, and an English translation can be found in Exhibit 1.1 to this Form 20-F.

Share Capital

As of December 31, 2007, our share capital amounted to € 36,836,853 and was divided into 36,836,853 no par-value ordinary bearer shares (auf den Inhaber lautende Stückaktien ohne Nennbetrag), each with a notional nominal value (the proportional amount of the share capital attributable to each share) of €1.

General Information on Capital Measures

Our capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or conditional capital or by an increase of the company’s capital reserves. Authorized capital provides our Management Board with the flexibility to issue new shares for a period of up to five years. The Management Board must obtain the approval of the Supervisory Board before issuing new shares out of the authorized capital and must register the increase in the commercial register and amend its Articles of Association accordingly before the shares are validly issued. Conditional capital allows the issuance of new shares for specified purposes, including employee stock option plans, convertible bond programs for compensation purposes and the issuance of shares upon conversion of convertible bonds and exercise of options or warrants for financing purposes. In the case of conditional capital, the shares are validly issued as soon as all the relevant conditions of exercise or conversion are met; no further actions by the Management Board or the Supervisory Board are necessary. Because of the fact that no immediate changes to the Company’s Articles of Association are required in connection with exercises out of conditional capital, the numbers stated in our Articles may not at all times match the exact numbers of shares still available under any given conditional capital. However, the Company is required under German law to true-up the numbers at least once a year (generally until January 31 for the preceding fiscal year) in the Company’s commercial register. The Company also reports changes to its issued and outstanding shares, if any, monthly on its website in accordance with German law.

By law, the Management Board may only issue new shares with regard to the contingent capital for the specified purposes. Apart from issuance out of Capital increases require an approval by 75% of the issued shares present at the Annual General Shareholders’ Meeting at which the increase is proposed and require an amendment to the Articles of Incorporation.

The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital with the commercial register.

The aggregate nominal amount of the conditional capital created by the shareholders may not exceed one half of the share capital existing at the time of the annual general meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed ten percent of the share capital existing at the time of the annual general meeting adopting the resolution.

Any resolution relating to a reduction of our share capital requires a majority of at least three quarters of the share capital represented at the relevant shareholders’ meeting.

Authorizations for Capital Increases out of Conditional Capital

As of December 31, 2007, our Management Board was authorized to issue shares out of conditional capitals in connection with option rights pursuant to the Company’s stock option and convertible bond programs, as follows:

Stock Option Plan 1997	133,893
Stock Option Plan 2000	48,100
Stock Option Plan 2001	336,939
Convertible Bond Program 2001	10,000
Stock Option Plan 2002	241,175
Convertible Bond Program 2002	85,115
Convertible Bond Program 2003 (Supervisory Board only)	115,027
Convertible Bond Program 2003	76,730
Convertible Bond Program 2004	887,500
Stock Option Plan 2004	796,875
Convertible Bond Program 2005	900,000
Stock Option Plan 2005	225,000
Convertible Bond Program 2006	900,000
Stock Option Plan 2006	415,000
Convertible Bond Program 2007 Management Board only	1,700,000
Stock Option Plan 2007 Employees only	1,150,000

In addition, out of a conditional capital pursuant to Sec. 5(4e) of the Articles the Management Board is authorized to issue new shares in connection with conversion- or option rights available to holders of convertible bonds or options pursuant to the authorization granted in the Annual Shareholder Meeting on June 8, 2005 or if the holders of convertible bonds issued by the Company or its direct or indirect majority-owned subsidiaries until May 31, 2010 fulfill their obligation to convert. 6,000,000 shares remain available under this conditional capital.

Also, out of a conditional capital pursuant to Sec. 5(4p) of the Articles the Management Board is authorized to issue new shares in connection with conversion or option rights available to holders of convertible bonds or options pursuant to the authorization granted in the Annual Shareholder Meeting on May 25, 2007. 3,400,000 shares remain available under this conditional capital. In connection therewith, the Management Board is authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times, in the case of a capital increase against cash contributions, if the issue price is not materially below the stock market price.

However, such authorization shall only apply to the extent to which the shares issued with exclusion of subscription rights pursuant to Section 186(3)(4) AktG do not exceed 10% of the share capital at the time when this authorization becomes effective or when it is utilized. The 10% limit shall take into account any shares of the Company issued or sold by the Company in direct or analogous application of Section 186(3)(4) of the German Stock Corporation Act (AktG) during the duration of this authorization until its full utilization. The Management Board is also authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times or in order to exclude any fractional amounts from the subscription rights.

Authorizations for Capital Increases out of Authorized Capital

As of December 31, 2007, our Management Board, with the consent of the Supervisory Board, was authorized to issue shares out of authorized capitals, as follows:

The Management Board is authorized to increase the Company’s share capital until April 30, 2012, with the consent of the Supervisory Board, once or several times, by up to a total of € 11,500,000 through issuance of up to 11,500,000 new no-par-value ordinary bearer shares against cash and/or non-cash contribution (“Authorized Capital I/2007”). In connection therewith, the Management Board is authorized to exclude existing shareholders’ statutory subscription rights, with the consent of the Supervisory Board, once or several times, (i) if the new shares are issued against non-cash contributions; (ii) to use the new share to fulfill the Company’s obligations under warrants or convertible bonds issued or guaranteed pursuant to the authorization of the Management Board in Item 8 of the Annual Shareholders Meeting of May 25. 2007; (iii) for the purpose of introducing the Company’s stock on a foreign stock exchange or increasing its presence on foreign financial markets, and, in this context, also for covering any over-allotment option granted to the underwriting banks; and (iv) in order to exclude any fractional amounts from the subscription rights.

The Management Board is further authorized to increase the Company’s share capital until April 30, 2012, with the consent of the Supervisory Board, once or several times, by up to a total of € 3,500,000 through issuance of up to 3,500,000 new no-par-value ordinary bearer shares against cash contribution (“Authorized Capital II/2007”). In connection therewith, the Management Board is authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times, in the case of a capital increase against cash contributions, if the issue price is not materially below the stock market price. However, such authorization shall only apply to the extent to which the shares issued with exclusion of subscription rights pursuant to Section 186(3)(4) AktG do not exceed 10% of the share capital at the time when this authorization becomes effective or when it is utilized. The 10% limit shall take into account any shares of the Company issued or sold by the Company in direct or analogous application of Section 186(3)(4) of the German Stock Corporation Act (AktG) during the duration of this authorization until its full utilization. The Management Board is also authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times or in order to exclude any fractional amounts from the subscription rights.

The Management Board is further authorized to increase the Company’s share capital by up to € 1,151,943 by August 31, 2009 though issuance, once or several times, of up to 1,151,943 new no-par-value ordinary bearer shares against cash contribution (“Authorized Capital I/2004”). In connection therewith, the Management Board is authorized, subject to consent by the Supervisory Board, to exclude existing shareholders’ statutory subscription rights once or several times (i) if necessary to guarantee subscription rights to beneficial owners of stock options that were issued on the basis of shareholders’ authorizations of the General Meetings of May 12, 1999 (Agenda Item 8) and May 3, 2000 (Agenda Item 10.1) to members of the Management Board, members of the general management of subsidiaries, employees of the company and consultants; and (ii) if necessary to guarantee subscription rights to holders of options and warrants of the former Mitotix, Inc. as well as to former shareholders of Mitotix, Inc., on the basis of the shareholders’ authorization of the Extraordinary General Meeting of March 3, 2000 (Agenda Item 3).

More information regarding our authorized and conditional capitals is included in Note             in “Item 18. Financial Statements.”

Authorization to acquire Treasury Shares

At the Annual Shareholder Meeting on May 25, 2007, GPC Biotech was authorized to acquire treasury shares up to a total of 10% of the share capital existing at the time when the resolution is passed. At no time shall the total of the acquired shares and the other treasury shares owned by the Company or allocable to it pursuant to Sections 71a et seq. of the German Stock Corporation Act constitute more than 10% of the share capital. The authorization may not be used by the Company for the purpose of trading in treasury shares.

The authorization may be utilized in full or in partial amounts by the Company or its affiliated subsidiary companies or by third parties for the Company’s or any group company’s account, once or several times, in order to pursue one or several purposes. The authorization is valid until November 24, 2008. The Management Board has the right to choose whether treasury shares shall be acquired via the stock market or by means of a public offer hereafter. In the case of acquisition of the shares via the stock exchange, the amount per share paid by the Company (excluding ancillary acquisition costs) may not exceed or be less than the price determined in the XETRA opening auction (or that of a comparable successor system) on the trading day by more than 5%. In the case of acquisition through a public offer to all shareholders, (i) an offer submitted by the Company may be published or (ii) the shareholders may be asked publicly to submit offers. The rules of the German Securities Acquisition and Takeover Act must be complied with only if and to the extent to which this law is applicable to such acquisitions by the Company. In both cases, the purchase price offered or the limits of the purchase range offered per share (excluding ancillary acquisition costs) must not exceed or be less than the relevant price of a share of the Company by more than 10%. The relevant price in scenario (i) is the price determined in the XETRA closing auction on the exchange trading day prior to announcement of the offer, and in scenario (ii) the price determined in the XETRA closing auction on the last exchange trading day prior to the day on which the offers are accepted by the Company. If considerable variations in the relevant price arise in scenario (i) after publication of the formal offer, the offer may be adjusted; in this case, the corresponding price on the last exchange trading day before publication of the adjustment shall be authoritative.

The offer or request for submission of offers may provide for further conditions and for the possibility of specifying the purchase price or purchase price range during the offer period. If the offer or request for submission of offers is oversubscribed—under identical terms and conditions—acceptance must be proportional to the shares offered. Arrangements can be made to allow for privileged acceptance of small batches up to 100 shares offered per shareholder. The Management Board is authorized to use the Company’s shares acquired on the basis of this authorization as follows:

(1)	They may be cancelled, without such cancellation or its implementation requiring further resolutions by the Shareholders Meeting. Authorization of cancellation may be exercised in full or in part. In deviation of the above, the Management Board may decide that the shares shall be cancelled in a simplified procedure without capital reduction through adjustment of the pro-rata imputed amount of the other no-par-value shares in the Company’s share capital. The authorization to cancel shares may be utilized repeatedly. In the event of cancellation on the basis of the simplified procedure, the Management Board shall be authorized to adjust the number of shares cited in the articles of association.

(2)	The shares may also be sold to shareholders other than via the stock exchange or an offer to shareholders, if they are sold against cash payment at a price not materially below the stock exchange quotation for shares of the Company with the same rights and preferences at the time of their sale.

(3)	They may be offered and transferred to third parties—also against non-cash contribution—within the context of mergers or acquisitions of businesses or equity participations in companies.

(4)	They may be offered to fulfill the Company’s obligation under warrants or convertible bonds issued or guaranteed in accordance with the authorization of the Management Board under Item 8 of the Annual Shareholder Meeting of May 25, 2007.

(5)	They may be offered for purchase or transferred to third parties making substantial contributions to the realization of the Company’s corporate goals in their capacity of strategic partners of the Company or its affiliated subsidiary companies.

Authorizations may be utilized once or several times, individually or jointly. Shareholders’ subscription rights to such treasury shares shall be excluded to the extent to which these shares are used in accordance with the authorizations described under 2, 3, 4 and 5 above.

To date, the Management Board has not made use of this authorization to acquire our own shares. We do not currently hold any treasury shares.

For further details regarding these authorizations we refer you to the Company’s articles of association.

Form, Certification and Transferability of the Shares

The form and contents of our share certificates, dividend and renewal coupons are determined by our Management Board with the consent of our Supervisory Board. We may combine individual shares into share certificates that represent multiple shares (global shares, global certificates). Shareholders have no right to receive individual share certificates and all shares are represented by one or more global bearer share certificate.

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

Changes in Our Share Capital During the Last Three Fiscal Years

Since January 1, 2005, our share capital has changed as follows (the dates listed refer to the dates of registration of the capital measure with the commercial register):

Fiscal Year 2005 (January 1 to December 31, 2005)

Increase out of authorized capital from € 28,682,680 by €6,524 to €28,689,204, registered on January 31, 2005;

Registration on February 10, 2005 of the increase out of conditional capital during 2004 from €28,689,204 by €58,514 to €28,747,718;

Registration on March 9, 2005 of the increase out of conditional capital during 2004 from €28,747,718 by €16,836 to €28,764,554;

Increase out of authorized capital from €28,764,554 by €1,311,098 to €30,075,652, registered on March 17, 2005;

Increase out of authorized capital from €30,075,652 by €5,285 to €30,080,937, registered on May 12, 2005;

Increase out of authorized capital from € 30,080,937 by €5,312 to €30,086,249, registered on December 13, 2005;

The capital increase out of authorized capital in the amount of €1,311,098, registered on March 17, 2005, was subscribed by the shareholders of GPC Biotech Forschungsgesellschaft mbH. All capital increases related to share issuances resulting from the exercise of stock options were covered by either authorized or conditional capital.

Fiscal Year 2006 (January 1 to December 31, 2006)

Registration on January 26, 2006 of the increase out of conditional capital during 2005 from €30,086,249 by €65,508 to €30,151,757;

Increase out of authorized capital from €30,151,757 by €2,860,000 to € 33,011,757, registered on March 23, 2006;

Increase out of authorized capital from €33,011,757 by €4,750 to €33,016,507, registered on May 2, 2006;

Increase out of authorized capital from €33,016,507 by €7,750 to €33,024,257, registered on July 25, 2006;

Increase out of authorized capital from € 33,024,257 by €10,210 to €33,034,467, registered on September 18, 2006;

Increase out of authorized capital from €33,034,467 by €68,870 to €33,103,337, registered on December 12, 2006;

The capital increase out of authorized capital in the amount of €2,860,000, registered on March 23, 2006, was subscribed by DH Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG. All capital increases related to share issuances resulting from the exercise of stock options were covered by either authorized or conditional capital.

Fiscal Year 2007 (January 1 to December 31, 2007)

Increase out of authorized capital from €33,103,337 by €1,564,587 to €34,667,924, registered on February 5, 2007;

Registration on April 19, 2007 of the increase out of conditional capital during 2006 from €34,667,924 by €1,129,066 to €35,796,990;

Increase out of authorized capital from €35,796,990 by €174,000 to € 35,970,990, registered on July 30, 2007;

Registration on September 27, 2007 of the increase out of conditional capital during 2007 from €35,970,990 by €297,633 to €36,268,623;

Increase out of authorized capital from €36,268,623 by €171,880 to €36,440,503, registered on October 29, 2007;

The shares resulting from the capital increase out of authorized capital in the amount of €1,564,587, registered on February 5, 2007, was subscribed by Lehman Brothers International

(Europe), London, UK, and subsequently placed with institutional investors. All capital increases related to share issuances resulting from the exercise of stock options were covered by either authorized or conditional capital.

In 2007, another 396,350 conversion rights attached to convertible bonds and stock options covered by conditional capital have been exercised. Thus, our share capital currently amounts to €36,836,853. The exercise of these 396,350 conversion rights attached to convertible bonds and stock options rights has been registered with the commercial register on February 28, 2008.

Objects and Purposes

As described in Section 2 of our Articles of Association, our business purpose is the research, development, marketing, production and distribution of pharmaceutical, diagnostic and biotechnological products, technologies and procedures and the provision of related services and granting of licenses, as well as the acquisition, sale, utilization and administration of all kinds of intellectual property rights. We may perform actions and transactions which may serve our purpose directly or indirectly. We may also establish, take over, represent or acquire equity participations in other companies in Germany and abroad and conclude business or cooperation agreements with other companies and may, fully or partially, pursue our purpose via subsidiaries, affiliates, offices and branches in Germany and abroad.

Governance

In accordance with the German Stock Corporation Act (“Aktiengesetz”), GPC Biotech has two separate boards of directors, the so-called dual board system. These are the “Vorstand”, or Management Board, and the “Aufsichtsrat”, or Supervisory Board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.

Management Board

The Management Board is responsible for the day-to-day management of the Company’s business in accordance with applicable law, the Articles of Association (“Satzung”) and the internal rules of procedure (“Geschäftsordnung”) adopted by the Supervisory Board.

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

The Management Board represents GPC Biotech in its dealings with third parties. The Management Board is required to ensure that adequate risk management and internal monitoring systems exist within the Company to detect risks relating to business activities at the earliest stage possible.

The Management Board reports regularly to the Supervisory Board about the Company’s operations and business strategies and prepares special reports upon request. The Management Board and the Supervisory Board must cooperate closely for the benefit of the Company. Pursuant to our Articles of Incorporation, the Management Board can consist of only one (1) member members. However, currently, our Management Board is composed of 2 members, Dr. Bernd Seizinger and Dr. Torsten Hombeck. The two members of the Management Board jointly or one member of the Management Board and the holder of a special power of attorney jointly may legally represent the Company. Our CEO, Dr. Seizinger, is currently appointed for a term of five (5) years and our CFO, Dr. Hombeck, is currently appointed for a terms of two (2) years, in each case with the possibility of re-appointment thereafter (See Item 6 “Directors, Senior Management and Employees—Compensation

of Management Board and Supervisory Board Members—Compensation of Members of the Management Board” for more details on the service contract of our Management Board Members). A member of the Management Board may be removed by the Supervisory Board prior to the expiration of that member’s term only for cause (in accordance with the German Stock Corporation Act). A member of the Management Board may not vote on matters relating to certain contractual agreements between such member and the Company, and may be liable to the Company if such member has a material interest in any contractual agreement between the Company and a third party which was not disclosed to and approved by the Supervisory Board. Further, as the compensation of the Management Board members is set by the Supervisory Board, Management Board members are unable to vote on their own compensation.

Supervisory Board

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other requirements, regularly report to the Supervisory Board on current business operations and future business planning (including financial, investment and personnel planning). The principal function of the Supervisory Board is to supervise and oversee the Management Board. It is also responsible for appointing and removing members of the Management Board and representing GPC Biotech in connection with transactions between a member of the Management Board and the Company. The Supervisory Board may at any time request special reports regarding the affairs of GPC Biotech, the legal or business relations of GPC Biotech and its subsidiary or the affairs of its subsidiary to the extent that the affairs of such subsidiary may have a significant impact on GPC Biotech.

The Supervisory Board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, the Supervisory Board of GPC Biotech has determined that the following matters, among others, require its prior consent:

•	the conclusion, amendment and termination of license, know-how, patent and collaboration agreements above specified thresholds;

•	the acquisition, sale and encumbrance of real estate property;

•	the commencement, acquisition, discontinuance or sale of businesses, business units or branch offices;

•	the granting of guarantees, securities or other collateral (other than product warranties/guarantees) above a specified threshold;

•	fiscal and financial planning and budgeting;

•	the granting or termination of profit participation rights;

•	the purchase or sale of equity interest.

The Company’s Supervisory Board currently consists of six (6) members (See Item 6 “Directors, Senior Management and Employees—Supervisory Board”). The Supervisory Board member are elected by the shareholders at the annual general shareholders’ meeting by three-quarters of the votes cast and may be removed only by the shareholders at a shareholder’s meeting by three-quarters of the votes cast. The Supervisory Board elects a chairman and a deputy chairman among its members by a majority of vote of its members. Unless otherwise provided by law, the Supervisory Board acts by simple majority. In the case of any deadlock the chairman has the deciding vote. The meeting agendas of the Supervisory Board are determined by the Chairman of the Supervisory Board. In advance of each meeting, the other members of the Supervisory Board receive materials allowing them to prepare for the handling of the items on the agenda. The Supervisory Board holds meetings on a regular basis without the Management Board. The Supervisory Board also conducts an annual self-evaluation of the effectiveness of its overall performance pursuant to the German Corporate Governance Codex.

The members of the Supervisory Board are each elected for a fixed term of approximately 3 years. The terms expires at the close of the Annual General Shareholders’ Meeting of third fiscal year following the year in which the Supervisory Board was elected unless the Annual General Shareholders’ Meeting specifies a shorter term of office when electing individual members of the Supervisory Board. The compensation of the members of the Supervisory Board is determined by the Articles of Incorporation and is described in greater detail in Item 6 “Directors, Senior Management and Employees—Compensation of Supervisory Board”

Board Committees

To assist the Supervisory Board in carrying out its duties, certain committees have been created in accordance with the Company’s Articles of Association and the internal rules of procedure of the Supervisory Board. The Board Committees may, to the extent legally possible, also be charged with decision-making powers. The Supervisory Board may, at its discretion, establish, permanently or temporarily, other committees and give them decision-making powers. Currently, the Supervisory Board has the committees described below.

Audit Committee:    GPC Biotech’s Audit Committee is directly responsible for:

•	overseeing external accounting and risk management matters;

•	ensuring the independence of the external auditors;

•	determining the scope of the external audit and engaging the external auditors as elected by the shareholders at Annual General Meetings;

•	determining specific key aspects of the external audit and the compensation of the external auditors; and communicating with the external auditors on a regular basis.

The current members of our Audit Committee are James Frates (Chairman), Dr. Metin Colpan and Michael Lytton. The Supervisory Board has assured itself that the members of the Audit Committee have sufficient experience and ability in finance and matters of compliance to satisfy applicable legal and listing requirements, including the requirements of Nasdaq and the U.S. Securities and Exchange Commission, and to enable them to adequately discharge their responsibilities. In addition, the Supervisory Board has determined that all current members of the Audit Committee satisfy the independence requirements of NASDAQ Marketplace Rule 4350.

Compensation Committee:    The Compensation Committee reviews and approves the compensation policies and programs, including stock option programs and similar incentive-based compensation. It is responsible for reviewing and approving the compensation paid to the members of the Management Board and oversees ongoing personnel matters of the members of the Management Board, including their membership on the boards of other companies. The current members of the Compensation Committee are Dr. Jürgen Drews (Chairman), Michael Lytton and Peter Preuss.

Corporate Governance & Nominations Committee:    The Corporate Governance & Nominations Committee assists the Supervisory Board in the identification and appointment of candidates for the Management Board and the Supervisory Board. In addition, this Committee monitors the Company’s compliance with its Corporate Governance Principles and other applicable rules, regulations and laws related to corporate governance. The current members of the Corporate Governance & Nominations Committee are Peter Preuss (Chairman), Donald Soltysiak, Dr. Metin Colpan and James Frates.

Notification and Disclosure Obligations

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz),

however, holders of the voting securities of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify without undue delay and in writing the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. In addition, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s own initiative alone and under a legally binding agreement, shares in an issuer whose home country is the Federal Republic of Germany that carry voting rights and have already been issued, must, without undue delay, notify this to us as the issuer and to the German Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. We have to publish the notifications received without undue delay, but not later than three trading days following receipt of the notification. A domestic issuer shall also publish the total number of voting rights at the end of each calendar month during which the number of voting rights has increased or decreased. The calculation of the percentage of voting rights shall be based on the latest publication of the total number of voting rights of the issuer. If a shareholder fails to notify the issuer or the German Federal Financial Supervisory Authority as required, he or she cannot exercise any rights associated with the shares for as long as the default continues. Additionally, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as holding of at least 30% of the voting rights in a target company, within seven days.

German Foreign Exchange Controls

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

General Meetings, Resolutions and Voting Rights

General meetings are held at our registered office or in a German city that is the seat of a stock exchange. In general, annual general meetings are convened by our Management Board. The Supervisory Board is additionally required to convene a general meeting if this is in the best interest of GPC Biotech. Both our Management Board and our Supervisory Board may convene extraordinary general meetings. In addition, shareholders who, individually or as a group, own at least five percent of our share capital may request our Management Board to convene a general meeting. If our Management Board does not convene a general meeting when so requested, the shareholders may petition the competent German court to be authorized to convene a general meeting.

We must publish the invitation to a general meeting and the agenda thereof in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) at least one month before the last day on which shares may be deposited in order for shareholders to exercise their voting rights. Shareholders who, individually or as a group, own at least five percent or €500,000 of our share capital may require that modified or additional items be added to the agenda of the general meeting and that these items be published before the general meeting takes place.

Our annual general meeting must take place within the first eight months of each fiscal year. Among other things, the annual general meeting is required to decide on the following issues:

•	appropriation and use of annual net income;

•	discharge or ratification of the actions taken by the members of our Management Board and our Supervisory Board;

•	the election of our statutory auditors;

•	increases or decreases in our share capital;

•	the election of Supervisory Board members; and

•	to the extent legally required, the approval of GPC Biotech’s unconsolidated financial statements.

Unless otherwise prescribed by the German Stock Corporation Act, the resolutions of our general meeting are passed with a simple majority of the votes cast. Where the German Stock Corporation Act requires a majority of the share capital present or represented at the meeting for adoption of a resolution, a simple majority of the share capital present or represented at the meeting is sufficient. Neither the German Stock Corporation Act nor our Articles of Association provide for a minimum participation for a quorum for general meetings. Under the German Stock Corporation Act, resolutions of fundamental importance require a simple majority of the votes cast and a majority of at least three quarters of the share capital present or represented at the meeting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of preemptive rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of GPC Biotech, a merger into or with another company, split-offs and split-ups, the transfer of all or substantially all of our assets, the conclusion of inter-company agreements (Unternehmensverträge) in particular control agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of GPC Biotech.

Our Articles of Association provide that, to the extent permitted by applicable law, our general meetings may be transmitted audio-visually via electronic media by a method and in a scope determined by our Management Board, with the consent of the Supervisory Board, provided that this possibility was announced in the invitation to the general meeting.

Each share entitles its holder to one vote. Shareholders are entitled to attend general meetings and to exercise their voting rights if, by the seventh day before the day of the general meeting, they deposit their shares with a depositary designated in the invitation, a German notary or at a central depositary for securities until the end of the general meeting (the “deposit deadline”). The deposit deadline for attending general meetings is published concurrently with the notice convening the general meeting in the electronic version of the German Federal Gazette. The depositing with a depositary shall also be in proper form if shares are kept in a blocked securities account with a credit institution with the depositary’s consent until the end of the general meeting. If the shares are deposited with a German notary, a central depositary for securities or with any depositary designated in the invitation, the certificate to be issued by the notary, a central depositary for securities or the designated depositary must be submitted to us no later than the business day (other than a Saturday) following the deposit deadline. Proxies require written authorization, which may be given electronically, as per further instructions determined by our Management Board. These instructions will be published concurrently with the notice convening the general meeting in the electronic version of the German Federal Gazette. The Chairman of our Supervisory Board, or, in his absence, another member of our Supervisory Board appointed by the Chairman, will chair general meetings.

No Limitation on the Right to Own Securities, including on Foreign Ownership.

With the exception of buying back treasury stock by a stock corporation, which is limited to 10% of the share capital, there are no limitations under German law or in our Articles of Incorporation on the right to own securities, including on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares.

Liquidation.

If GPC Biotech AG were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Change in Control.

There are no provisions in the Articles of Incorporation of GPC Biotech AG that would have an effect of delaying, deferring or preventing a change in control of GPC Biotech AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

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

Under the agreement with Spectrum Pharmaceuticals, in addition to various smaller payments, we made an upfront payment to Spectrum Pharmaceuticals of $ 2.0 million in 2002, a further milestone payment of $ 2.0 million in September 2003 upon the first dosing of the first patient in the first registrational clinical trial of satraplatin, a further milestone payment of $ 4.0 million in May 2007 after the FDA accepted our NDA filing for satraplatin and a further milestone payment of $ 2.0 million after the EMEA accepted the satraplatin MAA. Of the 2003 payment, $ 1.0 million was made in the form of an equity investment by us in Spectrum Pharmaceuticals common stock. In addition, we are obligated to make milestone payments to Spectrum Pharmaceuticals upon the occurrence of specific events in the development of satraplatin beginning with the acceptance by the FDA of an NDA for satraplatin. These milestone payments would total up to $18 million (including milestone payments already made) if all milestones were to be achieved. We also have established a joint development committee, comprised of three representatives from each company, responsible for the planning and oversight of the development of satraplatin. The chairperson of the committee, a representative of GPC Biotech, has a tie-breaking vote in the event the committee cannot reach a unanimous decision.

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

Celgene Corporation

On December 19, 2005, we entered into a Co-Development and License Agreement with Pharmion GmbH, a wholly-owned indirect subsidiary of Pharmion Corporation, related to satraplatin. Pharmion Corporation has since merged with Celgene Corp., who became a successor to all of our agreements with Pharmion. Under the terms of the agreement, Celgene gained exclusive commercialization rights for satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand, while we retained our current rights to the North American market and all other territories. Celgene made an upfront payment of $37.1 million, including an $18 million reimbursement for satraplatin clinical development costs incurred prior to October 1, 2005 and $19.1 million for funding of clinical development costs incurred after October 1, 2005 but prior to the effective date of the agreement and certain future clinical development to be conducted jointly. We also agreed to pursue a joint development plan to evaluate development activities for satraplatin in a variety of tumor types and will share global development costs, for which Celgene has made an additional commitment of $22.2 million, in addition to the $37.1 million in initial payments. Celgene is also obligated to pay us an additional $30.5 million based on the achievement of certain regulatory filing and approval milestones, and $15 million for each subsequent EMEA approval for certain additional indications up to a maximum of $75 million for such approvals. We also have the right to receive royalties on net sales of satraplatin in Celgene’s territories at rates of 26% to 30% on annual net sales up to $500 million, and 34% on annual net sales over $500 million. Finally, Celgene is obligated to pay sales milestones totaling up to $105 million, based on the achievement of significant annual sales levels in the Celgene territories. The Agreement also provides for a joint executive committee to oversee and coordinate the parties’ activities, as well as a joint development committee and a joint commercialization committee. We will each lead regulatory and commercial activities in our respective territories. The Co-Development and License Agreement terminates on a country by country basis with the expiration of Celgene’s obligation to pay us royalties on sales of satraplatin. Upon termination, Celgene will retain a non-exclusive, fully-paid, royalty-free license to continue the commercialization of satraplatin in the Celgene territories.

Contemporaneously with the Co-Development and License Agreement, we also entered into a Supply Agreement. Pursuant to the terms of the Supply Agreement, Celgene has agreed to purchase 100% of its requirements for satraplatin from us, and we have agreed to manufacture and supply the requirements of Celgene for satraplatin. Pricing is based upon 110% of the fully allocated costs of manufacture, subject to annual adjustment. The parties will form a joint manufacturing committee to, among other things, oversee activities with respect to the manufacture of satraplatin, to coordinate regulatory activities relating to its manufacture and to establish work plans for analytical methods transfer.

Yakult

On June 25, 2007, the Company entered into a license agreement with Yakult Honsha Co. Ltd for satraplatin in Japan. Under the terms of the agreement, Yakult gains exclusive commercialization rights to satraplatin for Japan and will take the lead in developing the drug in Japan. Yakult made an upfront payment of ¥1.2 billion (approximately €7.4 million) to the Company as reimbursement for past satraplatin clinical development expenses. Under the agreement, Yakult is also obligated to make additional payments to the Company, based on the achievement of certain regulatory filing and approval milestones. In addition, the Company will receive a minimum of 21% royalties on net sales of satraplatin in Japan.

Under the license agreement, Yakult is obligated to use commercially reasonable efforts to develop and obtain regulatory approval for satraplatin in Japan, which includes certain minimum financial commitments towards the development and commercialization of the product, as well as responsibility for the conduct of clinical trails in Japan and the filing of a drug approval application. The license agreement also provides for a joint steering committee to monitor the development and commercialization of satraplatin in Japan.

The license agreement stays in effect until terminated by either or both parties. Upon termination, all licenses and sublicenses granted to Yakult under the license agreement will terminate and the Company will receive, inter alia, a perpetual, irrevocable, exclusive, royalty-bearing license for Japan to the relevant Yakult intellectual property on terms and conditions to be negotiated between the parties.

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

Taxation

German Taxation

Prospective purchasers of shares or ADSs are urged to consult their tax advisers about the tax consequences of the acquiring, holding, disposal, or other transfer of shares or ADSs and the procedures for obtaining a possible refund of German withholding tax paid.

The following discussion gives a brief overview as regards the taxation of corporations in Germany and is a summary of certain material German tax consequences for beneficial owners of GPC Biotech’s ordinary shares or ADSs:

(i)	who are not a resident of Germany for German tax purposes; and

(ii)	whose shares or ADSs do not form part of the business property of a permanent establishment or fixed base in Germany

(such	owner is referred to as “Non-German Holder” in this section).

The discussion is based on tax laws of Germany as in effect on the date of this annual report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance if Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes (the “Treaty”). Such tax laws and the Treaty are subject to change, possibly with retroactive effect.

The following overview does not purport to be a comprehensive discussion of all German tax consequences relevant for an investment in GPC Biotech’s ordinary shares or ADSs. Therefore, you should consult your tax advisor regarding the German tax consequences of the purchase, ownership, disposition or transfer of GPC Biotech’s shares or ADSs and the procedure to follow to obtain a refund of German taxes withheld from dividends. Only these advisors are in position to duly consider your specific tax situation.

Taxation of Corporations in Germany

Corporations being resident in Germany for tax purposes (“German resident corporation”) are generally subject to corporate income tax for the fiscal year 2007 at a rate of 25% plus 5.5% solidarity surcharge thereon, amounting to a total of 26.375%. This tax rate applies irrespectively of whether profits are distributed or retained. Pursuant to the German Business Tax Reform Act 2008, from fiscal year 2008 onwards, the combined tax rate for corporate income tax and solidarity surcharge will be reduced to 15.825%.

German resident corporations are also subject to profit-related trade tax (Gewerbesteuer), the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). The trade tax rates range between 15% and 20% (between 7% and 17% from fiscal year 2008 onwards). Trade tax is—for the last time in the fiscal year 2007—a deductible item in computing the corporation’s tax base for corporate income and trade tax purposes. From fiscal year 2008 onwards, trade tax is no longer deductible as business expenses for corporate income and trade tax purposes.

Dividend distributions received by German resident corporations are generally 95% exempt from corporate income tax. Dividend distributions received by a German resident corporation are generally 95% exempt from trade income tax, if the corporation holds, as of the beginning of the relevant assessment period, at least 10% (from calendar year 2008 onwards: 15%) of the share capital of the distributing corporation. There are further requirements for dividend distributions received from entities not resident in Germany for this trade tax exemption.

The use of loss carry-forwards (i.e. the setting-off against profits) is limited under German tax law. According to so-called “minimum taxation”, only 60% of the annual profits exceeding EURO 1 million can be set-off against existing loss carry forwards. This applies to corporate income tax as to trade tax.

German Business Tax Reform Act 2008 (Unternehmensteuerreform 2008)

Inter alia the following important changes have been introduced by the German Business Tax Reform Act 2008:

Germany introduced the so-called Interest Ceiling Rules (Zinsschranke), which disallow—with narrow exemptions—an immediate deduction of net interest expenses (i.e. the surplus of interest paid minus interest received) exceeding 30% of the corporation’s taxable earnings before interest and ordinary depreciation/amortization (“EBITDA”). The interest expenses which cannot be deducted due to the aforementioned limitation by the Interest Ceiling Rules can be carried forward.

The use of loss carry forwards and annual losses will inter alia be limited if more than 25% of the shares or voting rights (Stimmrechte) of the company are transferred to one purchaser or related parties or to a group of purchasers with similar interests (gleichgerichteten Interessen) within a period of five years. Detrimental transfers exceeding 25% (but not 50%) of the shares or voting rights result in a pro-rata diminution of the existing loss carry forwards (including, but not limited to interest carry forwards under the Interest Ceiling Rules) and of annual losses suffered prior to the detrimental transfer of shares or voting rights. The use of such loss carry-forwards and annual losses suffered prior to the harmful transfer is denied entirely in the event that inter alia more than 50% of the shares or voting rights are transferred within five years. This applies to corporate income tax as trade tax.

Taxation of Shareholders

Withholding Tax

Dividends paid by a German resident corporation are subject to withholding tax at a tax rate of 20% of the gross amount of the dividend. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding tax rate of 21.1%. According to the German Business Tax Reform Act 2008 the withholding tax on dividends will increase to 25% for dividends paid after 31 December 2008 with the result of a total withholding tax rate of 26,375% of the gross amount of the dividends. However, in case that the Non-German Holder is a corporation being limited liable to tax in Germany two-fifth of the retained withholding tax will, in principle, be reimbursed if the dividends are paid after 31 December 2008; this finally results in a withholding tax of 15% (plus a solidarity surcharge).

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

Special Tax Rules for U.S. Holders

Under the Treaty, the withholding tax rate is reduced to 15% of the gross amount of the dividends for U.S. holders (as defined below in “United States Federal Income Taxation”) that are eligible for the benefits of the Treaty and that hold less than 10% of the voting shares in GPC Biotech. For eligible U.S. holders that hold 10% of the voting shares or more the withholding tax rate is reduced to 5%. Under further requirements the withholding tax may be reduced to zero. The reduction of withholding tax is granted by way of refund as discussed in the preceding paragraph.

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

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request for certification (generally on an IRS Form 8802, together with a $35 user fee) with the Internal Revenue Service. (Additional information, including IRS Form 8802 and the instructions to that respective form, can be obtained from the International Revenue Service http//www.irs.gov). Requests for certifications must include the eligible U.S. holder’s name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with its claim for refund.

Capital Gains

Under German tax law as currently applicable, half of the capital gains from a disposal of shares or ADSs held by an individual Non-German Holder may be subject to German income tax, if (i) the individual Non-German Holder or, in case of (a) gratuitous transfer(s), a legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposal at least 1% of the share capital of GPC Biotech or (ii) the Non-German Holder has acquired the shares or ADSs no earlier than 12 months before the disposition.

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

Many double tax treaties, including the Treaty, however, provide complete exemption from German taxation of capital gains derived from the disposal of shares or ADSs if and to the extent the shares or ADSs are not held as assets attributable to (i) a permanent establishment or (ii) a fixed base in Germany.

After 31 December 2008, capital gains derived by a disposal of shares or ADS are also subject to tax in Germany for a Non-German Holder if amongst other requirements the capital gains are paid or credited by the debtor or by a domestic (i.e. German) financial institution (Kreditinstitut) or by a domestic finance service institution (Finanzdienstleistungsunternehmen). The respective capital gains may be subject to withholding tax if the investment income is disbursed by a German financial institution or by a German finance institution within the meaning of the German Banking Act or a German security trading company (Wertpapierhandelsunternehmen) or German security trading bank (Wertpapierhandelsbank). By way of exemption withholding tax may not be retained if the obligor of the capital gains is a Non-German corporation.

However, for U.S. holders that qualify for benefits under the Treaty the capital gains derived from a disposal of shares or ADSs are, in principle, exempted from tax in Germany.

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

The few presently applicable inheritance and gift taxation treaties (e.g. Estate, Inheritance and Gift Tax Treaty between U.S. and Germany) Germany is a party to generally provide that German inheritance or gift tax is levied in case (1) and, with certain restrictions, in case (2) above.

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

Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign source income and will be characterized generally as “passive category income” or, in the case of some U.S. Holders, “general category income” for U.S. foreign tax credit purposes. Subject to limitations, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for German income tax withheld from dividends received in respect of shares or ADSs. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for German income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

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

Passive Foreign Investment Company Status

We currently believe that we will not be treated as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2007. We note, however, that the decline in the trading prices of our shares in the last year, to the extent suggestive of a lower fair market value for our assets, may increase the likelihood that we will be treated as a PFIC for the taxable year ending December 31, 2008, or for subsequent years. The determination of whether we are a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our share price, and there are uncertainties in the application of the relevant rules. In addition, the U.S. Internal Revenue Service, or IRS, is not bound by our determinations regarding PFIC status, which are based on various assumptions and factual determinations, and may successfully assert that we are or have been a PFIC for any particular year. Therefore, it is possible that we could be classified as a PFIC for any particular year.

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

In addition, under the interest charge regime, special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. In general, these rules allocate creditable foreign taxes over the U.S. holder’s holding period for shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

The interest charge regime would not apply to you if you were eligible for and timely made a valid “qualifying electing fund” election, in which case you would be required to include in income on a current basis your pro rata share of our ordinary income and net capital gains. We do not currently intend to complete the actions necessary for U.S. holders to make a qualifying electing fund election in the event that we are considered a PFIC for any taxable year.

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

Interest Rate Risk

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

Currency Exchange Rate Risks

Our results of operations and financial condition are also subject to exchange rate risks. Fluctuations between the euro and the U.S. dollar can affect our financial results. The U.S. dollar denominated proportion of our revenues and operating costs can vary from year to year. In 2007, a significant amount of our revenues and expenses was denominated in U.S. dollars. Additionally, we hold cash in the form of U.S. dollars and our investment portfolio includes some marketable securities denominated in U.S. dollars to fund our U.S. operations. Accordingly, any appreciation of the euro against the dollar would have the effect of reducing our reported revenues and reducing our reported expenses and vice versa. We do not, however, hold any derivative financial instruments to protect us from the exchange rate risk associated with the U.S. dollar and the euro. A significant portion of other income and expense relates to foreign currency gains and losses on accounts receivables, accounts payable and cash. Other income (expense), net was €(0.5) million for the year ended December 31, 2007 compared with €(2.3) million for the year ended December 31, 2006.

We estimated that it could be reasonably possible for there to be a 10% fluctuation in the currency exchange rate. If the value of the US dollar to Euro decreased 10% then our net loss before tax would increase by €349 thousand and €1,008 thousand for the years ended December 31, 2007 and 2006, respectively.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) GPC Biotech’s chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by GPC Biotech in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(b) Report of GPC Biotech Management on Internal Control Over Financial Reporting:    GPC Biotech’s Management Board are responsible for establishing and maintaining a system of internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance due to its inherent limitations. Because of such limitations, internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Accordingly, the system of internal control over financial reporting is designed to provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

GPC Biotech management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2007, GPC Biotech’s internal control over financial reporting is effective based on those criteria.

The Company’s independed registered public accountants, Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, audited the consolidated financial statements included in this Annual Report on Form 20-F. In addition, the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

(c) See report of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, an independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d) Discussion on significant or material changes in internal control over financial reporting that occurred during the reported year.

Changes in Internal Control over Financial Reporting and Remediation of Material Weakness in Internal Control over Financial Reporting during 2007.    As described in Footnote 2 to consolidated financial statements beginning on page F-9, the Company made an error in application of the requirements of SFAS 123 (R) during the first nine months of 2007 and in 2006 with regard to estimation of the requisite service period used to recognize share-based compensation expense over time. Based on this determination, the Company was required to adjust previously reported share-based compensation expense. The net impact of the misapplication of this accounting standard was an overstatement of share-based compensation expense by approximately (1) €2,018,000 for the 1st quarter 2007 (including a reduction of expense applicable to 2006 that was determined by management to be immaterial to both 2006 and 2007 interim and annual periods); (2) €1,538,000 for the 2nd quarter 2007; and (3) €1,940,000 for the 3rd quarter 2007. The aggregate effect was considered material to the Company’s 2007 interim financial statements.

Management concluded that this error in estimating the requisite service period represented a material weakness in the Company’s internal control over financial reporting during the first nine months of 2007. In the fourth quarter of 2007 and before December 31, 2007, management performed the following actions in response to the identified material weakness:

Increased the expertise of its finance and accounting staff by training existing staff and supplementing that staff with others with relevant knowledge to ensure GAAP compliance as it relates to accounting for stock-based compensation.

Performed certain technical computations to estimate the requisite service period for the equity awards and conformed existing accounting policies with the relevant provisions of SFAS 123 (R).

Recorded appropriate adjusting entries in the fourth quarter of 2007 to properly reduce the previously recorded stock-based compensation expense during the first three quarters of 2007, and provided comprehensive disclosure of the adjustments to quarterly financial statements in the annual consolidated financial statements.

The effectiveness of these remediation actions was tested and validated by management as part of its annual assessment on the effectiveness of internal controls over financial reporting for the fiscal year 2007. As a result of the remediation actions, the above material weakness did not exist as of December 31, 2007.

Due to the fact that the material weakness was remediated as part of the internal control process prior to the end of the fiscal year, the Company’s management concluded that its internal control over financial reporting was effective as of December 31, 2007.

Going forward, the Company will continue to retain and utilize the services of third parties including valuation professionals, as well as accounting consultants to assist the Company in performing quarterly calculations of its stock-based compensation expense and assist in supplementing the Company’s finance team in applying the more complex aspects of accounting for share-based payments. The results of calculations and accounting conclusions will be more timely and thoroughly detail reviewed and approved by management.

Except for the matter described above, there have been no other changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

Fees billed us for professional services by our principal accountant during the fiscal years 2007 and 2006 were as follows:

Type of fees	2007	2006
	(in thousands of €)
Audit fees	746	217
Audit related fees	106	212
Tax fees	12	19
All other fees	1	1

Total	865	449

No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to us by Ernst & Young in 2005 and 2006.

Audit Fees

Audit Fees are defined as the fees for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and internal controls over financial reporting (the latter as of December 31, 2007), and to issue reports on local statutory financial statements. Also included are services that can only be provided by our auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-Related Fees include fees for those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for the review of the effectiveness of certain of our internal controls over financial reporting (performed prior to 2007) and consultations regarding new accounting pronouncements.

Tax Fees

Tax Fees represent fees for tax compliance, tax returns, assistance with historical tax matters and other services.

All Other Fees

All Other Fees represent conference and seminar costs in the finance area.

Pre-approval policies and procedures

Our Audit Committee has adopted rules of procedures, which include policies and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants. Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The rules of procedure prohibit retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also consider whether proposed services are compatible with the independence of the public accountants. All fees incurred described in this Item 16C have been approved in accordance with these policies and procedures.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

See our consolidated financial statements beginning at page F-1.

Under a regulation adopted by the European and German Parliaments, our consolidated financial statements are also being prepared in accordance with International Financial Reporting Standards (IFRS) in addition to U.S. GAAP.

Item 19. Exhibits.

Exhibit Number	Description
1	Articles of Association of GPC Biotech AG (English translation).

2.1	Form of Deposit Agreement between GPC Biotech, The Bank of New York, as depositary, and all registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.*

2.2	The total amount of long-term debt securities GPC Biotech authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. GPC Biotech agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of GPC Biotech or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Co-Development and License Agreement, dated September 30, 2002, by and between NeoTherapeutics, Inc. and GPC Biotech AG.*

4.2	Collaboration and License Agreement, dated April 15, 1999, by and between GPC AG-Genome Pharmaceuticals Corporation and MorphoSys AG.*

4.3	Amendment to Collaboration and License Agreement, dated December 4, 2000, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.4	Amendment to Collaboration and License Agreement, dated February 23, 2004, by and between GPC Biotech AG (formerly GPC AG-Genome Pharmaceuticals Corporation) and MorphoSys AG.*

4.5	License Agreement, effective as of June 25th, 2007 by and between GPC Biotech AG and Yakult Honsha Co. Ltd.(1)

4.6	Co-Development and License Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)***

4.7	Supply Agreement by and between GPC Biotech AG and Pharmion GmbH, dated December 19, 2005.(1)***

4.8	Asset Purchase Agreement between GPC Biotech AG (as successor to Blitz 05-001 GmbH) and Rechtsanwalt Dr. Joseph Füchsl as Insolvency Receiver of Axxima Pharmaceuticals AG, dated March 2, 2005.***

4.9	Service Agreement (Vorstandsvertrag) with Dr. Bernd Seizinger dated March 1, 2007 (English translation).****

4.10	Amendment to the Service Agreement with Dr. Bernd Seizinger, dated December 14, 2007.

4.11	Supplemental Agreement to the Service Agreement with Dr. Bernd Seizinger, dated April 16, 2008

4.12	Service Agreement (Vorstandsvertrag) with Dr. Mirko Scherer dated March 1, 2007 (English translation).****

4.13	Service Agreement (Vorstandsvertrag) with Dr. Sebastian Meier-Ewert dated May 1, 2007 (English translation).****

4.14	Service Agreement (Vorstandsvertrag) with Dr. Elmar Maier dated May 1, 2007 (English translation).****

4.15	Service Agreement (Vorstandsvertrag) with Dr. Torsten Hombeck dated February 12, 2008 (English translation).

4.16	Stock Option Plan 2007 (English translation).****

4.17	Stock Option Plan 2006 (English translation).†

4.18	Stock Option Plan 2005 (English translation).***

4.19	Stock Option Plan 2004 (English translation).**

4.20	Stock Option Plan 2002 (English translation).*

4.21	Stock Option Plan 2001 (English translation).*

4.22	Stock Option Plan 2000 (English translation).*

4.23	Option Terms dated September 1999 (English translation).*

4.24	Option Terms for 1997 (English translation).*

4.25	2007 Incentive Stock Option Plan.****

4.26	2006 Incentive Stock Option Plan.†

4.27	2005 Incentive Stock Option Plan.***

4.28	2004 Incentive Stock Option Plan.***

4.29	2002 Incentive Stock Option Plan.*

4.30	2001 Incentive Stock Option Plan.*

4.31	2000 Incentive Stock Option Plan.*

4.32	1999 U.S. Incentive Stock Option Plan.*

4.33	Convertible Bonds Terms and Conditions for Members of Management Bodies of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen), dated May 25, 2007.****

4.34	Convertible Bonds Terms and conditions for members of the management bodies of GPC Biotech and affiliated subsidiary companies in Germany and abroad, dated May 24, 2006.†

4.35	Convertible Bonds Terms and Conditions for executives (Führungskräfte) as well as employees and consultants of the Company and its affiliated subsidiary companies (nachgeordnete verbundene Unternehmen) in Germany and abroad, dated June 8, 2005.***

4.36	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises dated September 30, 2004.**

4.37	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 21, 2003.*

4.38	Convertible Bonds Terms and Conditions for Managers of the Company and Management Bodies and Managers of Second-Tier Domestic and Foreign Affiliated Enterprises as well as for Consultants dated May 20, 2003.*

4.39	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated October 9, 2001 (English translation).*

4.40	Convertible Bonds Terms and Conditions for Members of the Supervisory Board dated May 26, 2003 (English translation).*

4.41	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2006.***

4.42	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2005.***

4.43	Terms and Conditions for Stock Appreciation Rights granted to members of the Supervisory Board in 2004.**

4.44	Transfer Agreement between Credit Suisse First Boston International, Dr. Bernd Seizinger and GPC Biotech AG dated November 15, 2001.*

8	Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer and the Principal Financial Officer in accordance with 18 U.S.C. Section 1350 as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, independent registered public accounting firm.

*	Incorporated by reference from the Registrant’s Form F-1 (No. 333-116303) filed June 9, 2004.
**	Incorporated by reference from the Registrant’s Form 20-F (No. 001-117629) filed March 31, 2005.
***	Incorporated by reference from the Registrant’s Form 20-F (No. 000-50825) filed April 3, 2006.
****	Incorporated by reference from the Registrant’s Form 20-F (No. 000-50825) filed June 21, 2007.
†	Incorporated by reference from the Registrant’s Form S-8 (No. 333-136932) filed on August 28, 2006).
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

GPC BIOTECH AG

By:	/s/ BERND R. SEIZINGER

Name:	Bernd R. Seizinger
Title:	Chief Executive Officer

By:	/s/ TORSTEN HOMBECK

Name:	Torsten Hombeck
Title:	Chief Financial Officer

Dated June 30, 2008

GPC Biotech AG

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of GPC Biotech AG

We have audited the accompanying consolidated balance sheets of GPC Biotech AG as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GPC Biotech AG at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GPC Biotech AG’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Munich, March 26, 2008

Ernst & Young AG

Wirtschaftsprufüngsgesellschaft

Steuerberatungsgesellschaft

/s/ Julie Linn Teigland	/s/ Dirk Gallowsky
Julie Linn Teigland	Dirk Gallowsky

Encl.

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of GPC Biotech AG

We have audited GPC Biotech AG’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). GPC Biotech AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft	Page 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, GPC Biotech AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of GPC Biotech AG as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Munich, March 26, 2008

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

/s/ Julie Linn Teigland	/s/ Dirk Gallowsky
Julie Linn Teigland	Dirk Gallowsky

GPC Biotech AG

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(in thousand €, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	49,681	38,336
Marketable securities and short-term investments	14,077	57,186
Accounts receivable	984	11
Accounts receivable, related party	-	395
Prepaid expenses	874	1,299
Other current assets	2,229	2,970
Restricted Cash	1,269	-

Total current assets	69,114	100,197
Property and equipment, net	3,070	4,259
Intangible assets, net	164	405
Other assets, non-current	851	1,127
Restricted cash	187	1,531

Total assets	73,386	107,519

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,826	2,262
Accrued expenses and other current liabilities	10,445	14,346
Current portion of deferred revenue, related party	-	896
Current portion of deferred revenue	4,332	7,240

Total current liabilities	17,603	24,744

Deferred revenue, related party, net of current portion	-	-
Deferred revenue, net of current portion	13,989	9,103
Convertible bonds	3,191	3,108
Accrued loss on sublease contract	-	3,389
Shareholders’ equity:
Ordinary shares, € 1 non-par, notional value shares authorized: 70,383,150 at December 31, 2007 and 62,695,630 December 31, 2006
shares issued and outstanding: 36,836,853 at December 31, 2007 and 33,895,444 at December 31, 2006	36,837	33,895
Subscribed Shares	-	334
Additional paid-in capital	369,521	328,171
Accumulated other comprehensive loss	(5,040)	(1,755)
Accumulated deficit	(362,715)	(293,470)

Total shareholders’ equity	38,603	67,175

Total liabilities and shareholders’ equity	73,386	107,519

See accompanying notes to consolidated financial statements

GPC Biotech AG

Consolidated Statements of Operations

	Year ended December 31,
	2007	2006	2005
	(in thousand €, except share and per share data)
Collaborative revenues (a)	18,022	22,252	9,341
Grant revenues	293	422	-

Total revenues	18,315	22,674	9,341
Research and development expenses	51,437	64,707	55,684
General and administrative expenses	39,199	23,834	20,590
In process research and development	-	-	683
Amortization of intangible assets	218	325	417

Total operating expenses	90,854	88,866	77,374

Operating loss	(72,539)	(66,192)	(68,033)
Other (expense) income, net	(519)	(2,316)	2,938
Interest income	3,972	4,152	2,963
Interest expense	(159)	(90)	(75)

	3,294	1,746	5,826
Net loss before cumulative effect of change in accounting principle	(69,245)	(64,446)	(62,207)
Cumulative effect of change in accounting principle	-	433	-

Net loss	(69,245)	(64,013)	(62,207)

Basic and diluted loss per share, in euro	(1.91)	(1.95)	(2.08)

Shares used in computing basic and diluted loss per share	36,181,956	32,840,480	29,877,348

(a) Revenues from related party
Collaborative revenues	-	7,054	9,095

See accompanying notes to consolidated financial statements

GPC Biotech AG

Consolidated Statements of Cash Flows

	Year ended December 31,
	2007	2006	2005
Cash flows from operating activities:	(in thousand €)
Net loss	(69,245)	(64,013)	(62,207)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,607	1,532	3,478
Amortization	218	325	417
Compensation cost for stock option plans, convertible bonds and SARs	3,491	6,938	6,665
Loss accrual on sublease contract and contract termination fee	(1,571)	2,161	2,988
Cumulative effect of change in accounting principle	-	(433)	-
Acquired in-process research and development	-	-	683
Accrued interest income on marketable securities and short term investments	-	293	478
Other than temporary impairment on investments	-	390	-
Bond premium amortization	208	562	629
(Gain)/loss on disposal of property and equipment	29	(24)	(83)
Impairment of property plant and equipment	897	-	-
Changes in operating assets and liabilities:
Accounts receivable, related party	395	1,041	(430)
Accounts receivable	(973)	31,313	(31,325)
Other assets, current and non-current	1,272	548	1,550
Accounts payable	747	271	1,552
Deferred revenue, related party	(896)	(5,307)	(1,671)
Deferred revenue	1,978	(15,259)	31,602
Other liabilities and accrued expenses	(4,876)	3,040	2,887

Net cash used in operating activities	(66,719)	(36,622)	(42,787)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(1,581)	(1,878)	(4,549)
Proceeds from the sale of property and equipment	117	45	187
Proceeds from the sale of marketable securities and short-term investments	42,311	25,445	35,803
Purchases of marketable securities and short-term investments	-	(19,906)	(31,408)

Net cash provided by investing activities	40,847	3,706	33

Cash flows from financing activities:
Proceeds from issuance of shares in asset acquisition	-	-	10,412
Proceeds from issuance of shares, net of payments for costs of transaction	32,633	36,080	-
Proceeds from issuance of convertible bonds	1,006	970	580
Repayment of convertible bonds	(485)	-	(8)
Proceeds from subscribed shares and exercise of stock options and convertible bonds	7,261	4,543	517

Net cash provided by financing activities	40,415	41,593	11,501
Effect on exchange rate changes on cash and cash equivalents	(3,130)	(835)	1,393
Changes in restricted cash	(68)	(65)	998

Net increase (decrease) in cash and cash equivalents	11,345	7,777	(28,862)
Cash and cash equivalents at beginning of year	38,336	30,559	59,421

Cash and cash equivalents at end of year	49,681	38,336	30,559

Supplemental Information:
Cash paid for interest	159	94	107
Non-cash investing and financing activities:
Net assets acquired in exchange for shares in connection with asset acquisition	-	-	2,667

See accompanying notes to consolidated financial statements

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

(in thousand €, except share data)

	Ordinary shares		Subscribed Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at January 1, 2005	28,741,194	28,741	-	266,074	(2,732)	(167,250)	124,833

Components of comprehensive loss:
Net loss						(62,207)	(62,207)
Change in unrealized gain/(loss) on available-for-sale securities					(684)		(684)
Accumulated translation adjustments					1,323		1,323

Total comprehensive loss							(61,568)
Issuance of shares in asset acquisition	1,311,098	1,311		11,768			13,079
Exercise of stock options and conversion of convertible bonds	99,465	100	-	424			524
Compensation cost for stock options and convertible bonds				6,665			6,665

Balance at December 31, 2005	30,151,757	30,152	-	284,931	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss						(64,013)	(64,013)
Change in unrealized gain/(loss) on available-for-sale securities					615		615
Accumulated translation adjustments					(277)		(277)

Total comprehensive loss							(63,675)
Cumulative effect of change in accounting principle				(433)			(433)
Issuance of shares	2,860,000	2,860		33,220			36,080
Exercise of stock options and convertible bonds	883,687	883	334	3,515			4,732
Compensation cost for stock options and convertible bonds				6,938			6,938

Balance at December 31, 2006	33,895,444	33,895	334	328,171	(1,755)	(293,470)	67,175

Components of comprehensive loss:
Net loss						(69,245)	(69,245)
Change in unrealized gain/(loss) on available-for-sale securities					(590)		(590)
Accumulated translation adjustments					(2,695)		(2,695)

Total comprehensive loss							(72,530)
Issuance of shares	1,564,587	1,565		31,068			32,633
Exercise of stock options and conversion of convertible bonds	1,376,822	1,377	(334)	6,656			7,699
Compensation cost for stock options and convertible bonds				3,626			3,626

Balance at December 31, 2007	36,836,853	36,837	-	369,521	(5,040)	(362,715)	38,603

See accompanying notes to consolidated financial statements

1. Nature of Business and Organization

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech AG (hereafter referred to as “GPC Biotech” or “the Company”) is incorporated in the Federal Republic of Germany and has its registered offices and corporate headquarters in Martinsried/Munich (Germany). It’s wholly owned U.S. subsidiary is located in Princeton, New Jersey.

The Company’s lead product candidate is satraplatin, an oral platinum-based anticancer agent. In February 2007, the Company completed a New Drug Application (NDA) submission for satraplatin based on the results of a Phase 3 trial, called the SPARC trial, in second-line hormone refractory prostate cancer. The results showed a statistically significant improvement in progression-free survival. Based on these results, the Company requested accelerated approval in the U.S. for satraplatin. That submission was accepted by the U.S. Food and Drug Administration (FDA) and granted priority review status. In July 2007, an FDA advisory panel recommended that the agency await the final overall survival results from the trial before determining if the satraplatin NDA submission was approvable. Based on this recommendation, GPC Biotech withdrew the satraplatin NDA. In late October 2007, the Company announced that satraplatin did not demonstrate an improvement in overall survival in the total patient population in the SPARC trial.

In Europe, the Company’s partner, Pharmion, submitted a Marketing Authorization Application (MAA) for satraplatin in mid-2007. That submission was accepted by the European Medicines Agency (EMEA) and a decision on the filing is expected in the second half of 2008.

In June 2007, GPC Biotech announced a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and took the lead in developing the drug in that country.

Following the disappointing overall survival results from the SPARC trial, GPC Biotech began the process of implementing a new strategic plan, which involved drastically reducing costs and exploring opportunities to combine with or acquire other companies that could complement GPC Biotech’s own programs and expand its asset portfolio. In addition, the Company undertook a detailed evaluation of all existing research and development programs. This included conducting extensive analyses of the SPARC trial survival data to gain a better understanding of the overall survival results; evaluating all ongoing and planned trials with satraplatin to determine the future development path for this compound; and reviewing all other ongoing research and development programs to determine which ones should be moved forward, partnered or stopped. The Company is continuing to implement this plan.

As a biopharmaceutical company, the Company is subject to risks common to companies in the biotechnology industry including, but not limited to, product development risks, new technological innovations, protection of proprietary technology, compliance with government regulations, dependence on key personnel, the need to obtain additional financing, uncertainty of market acceptance of products and product liability.

2. Adjustment of Quarterly Financial Statements

Beginning January 1, 2006, the Company adopted Statement of Financial Accounting Standards No.123(R), Share-Based Payment, (“SFAS 123(R)”) to account for the Company’s share based compensation arrangements. All of the Company’s share compensation plans impose on the beneficiary a holding period, a four-year vesting schedule and certain market-related performance hurdles, all of which have to be met prior to exercising any options.

Under SFAS 123(R), a company whose share based compensation plans feature both a service and a market condition is required to use a “requisite service period” for recognizing stock based compensation over time. This requisite service period is determined by identifying the longer of an estimated derived service period and the explicit service period, (the contractual vesting period). The “derived service period” is an estimated period that assesses when a beneficiary would actually exercise the instrument, using a Monte Carlo simulation described in greater detail below.

The detailed calculations and requirements of SFAS 123(R) are complex. In the fourth quarter of 2007, the Company determined that based on SFAS 123(R) it was not able to use the explicit service period but that it had to use the longer derived service period. Based on this determination, the Company was required to adjust previously reported share-based compensation expense to reduce the amount previously charged to expense and to recognize the related fair value of the awards over the derived service period.

Below is a summary of the adjustments and their impact on the relevant line items (in thousand €, except for per share data) for the quarters ended March 31, June 30, September 30 and December 31, 2007:

	2007
As previously reported	Q1	Q2	Q3	Q4	Total
R&D expense	13,040	15,527	15,128	7,742	51,437
G&A expense	11,023	12,376	13,833	1,967	39,199
Total operating expense	24,154	27,993	28,980	9,727	90,854
Operating loss	(20,315)	(24,606)	(20,063)	(7,555)	(72,539)
Net loss	(19,157)	(23,665)	(19,973)	(6,450)	(69,245)
Loss per share	(0.54)	(0.66)	(0.55)	(0.16)	(1.91)

As revised	Q1	Q2	Q3	Q4	Total
R&D expense	12,238	14,976	14,568	9,655	51,437
G&A expense	9,807	11,389	12,453	5,550	39,199
Total operating expense	22,136	26,455	27,040	15,223	90,854
Operating loss	(18,297)	(23,068)	(18,123)	(13,051)	(72,539)
Net loss	(17,139)	(22,127)	(18,033)	(11,946)	(69,245)
Loss per share	(0.48)	(0.61)	(0.50)	(0.32)	(1.91)

Q1 2007 “As revised” numbers in the table above include a reduction of share-based compensation expense applicable to 2006 financial statements and determined by management to be immaterial to both 2006 and 2007 interim and annual periods.

3. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying Consolidated Financial Statements present the operations of GPC Biotech AG and its subsidiary. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U. S. GAAP”). Amounts are stated in thousands of Euro (€ thousand) except as otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with the U. S. GAAP requires the use of estimates and assumptions. These affect the reported amounts of assets and liabilities and the contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are utilized in determining values of accruals, tax assets and liabilities, provisions for litigation and restructuring charges. Estimates are also used in applying the revenue recognition policy and accounting for stock-based compensation costs. Actual values may vary from the estimates. The estimates and assumptions are continually reviewed by management.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, GPC Biotech Inc. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

In accordance with Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, (“SFAS 95”), short-term, highly liquid instruments with a maturity of three months or less that are readily convertible to known amounts of cash are considered cash and cash equivalents. Cash and cash equivalents are carried at cost which approximates their fair values.

Marketable Securities and Short-Term Investments

The Company classifies and accounts for its marketable securities as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (“SFAS 115”). Available-for-sale securities are measured at fair value in the consolidated balance sheets, with unrealized gains and losses included in accumulated other comprehensive income (loss). All available-for-sale securities are classified as current assets as the funds are highly liquid and are available to meet working capital needs and to fund current operations.

Other-Than-Temporary Impairment

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, (“FSP 115-1”), available-for-sale marketable securities and investments which incur a decline in value below cost that is judged to be other than temporary are considered impaired. The Company considers all available evidence such as market conditions and prices, investee-specific factors, and the duration and extent to which fair value is less than cost in evaluating potential impairment of its marketable securities and investments. Impairments are recognized in earnings in the period in which the decline in value is judged to be other than temporary and a new cost basis in the marketable security or investment is established.

As a general policy, the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in interest bearing escrow accounts as security deposits related to facility leases.

Concentration of Credit Risk

The Company’s financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The Company invests cash not used in current operations in accordance with its investment policy which is limiting investments to those that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. The Company believes its established guidelines for investment of excess cash maintain preservation of capital and liquidity through its policy on diversification and investment maturity. The maximum loss that could occur if one single bond issuer defaults on its bond obligations would be € 10 million as of December 31, 2007.

One collaboration partner, Pharmion, accounted for €16,315,000 of total revenues in 2007 representing 89%, €14,948,000 of total revenues in 2006 representing 66% and €0 (0%) of total revenues in 2005. Another collaboration partner, ALTANA Pharma, accounted for €1,596,000 of total revenues in 2007 representing 9%, €7,054,000 of total revenues in 2006 representing 31% and €9,095,000 of total revenues in 2005 representing 97%. No other partners or customers accounted for more than 10% of total revenues in 2007, 2006 or 2005.

Segment Information

Statement of Financial Accounting Standards No. 131, Disclosures about the Segments of an Enterprise and Related Information, (“SFAS 131”), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about the products and services, geographic areas and major customers.

The Company operates in one business segment, which primarily focuses on discovery, development and commercialization of anticancer drugs. The Company’s revenue is derived primarily from co-development and research collaborations with life science companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company’s chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company’s home location of Germany was €958,000 and €1,940,000 at December 31, 2007 and 2006, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company’s home location of Germany were €18,266,000, €22,596,000, and €9,095,000 in the years ended December 31, 2007, 2006 and 2005, respectively. Revenues from external customers attributed to locations outside of Germany were €49,000, € 78,000 and €246,000 in the years ended December 31, 2007, 2006 and 2005, respectively. Revenues are attributed to countries based on the location of the Company’s legal entity that is party to the underlying contract.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment and related software	3 years
Office equipment	5-10 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or life of lease

Intangible Assets

Intangible assets primarily include specifically identified intangible assets acquired in a business combination and in an asset acquisition and are stated at cost less accumulated amortization and any impairment in value. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets.

The estimated useful life of major intangible assets is as follows:

Estimated Useful Life
Patents and licenses	10 years
Other intangible assets	5 years

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”), the Company reviews long-lived assets and certain identifiable intangible assets for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators that result in reviewing our long-lived assets for impairment are, among others, termination of research programs, restructuring programs, equipment obsolescence, idle equipment, or vacating of facilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows.

Fair Value of Financial Instruments

The carrying amounts of financial instruments such as cash and cash equivalents; trade receivable and payable and accrued expenses approximate their fair value due to their short-term nature. Available-for-sale marketable securities are carried at fair value based on quoted market prices. Fair values of investments are disclosed in Footnote 6, Marketable Securities and Short Term Investments.

Revenue Recognition

The Company’s revenues consist of fees earned from co-development and licensing arrangements, research and development collaboration agreements, and grant revenues. Revenues from co-development and licensing agreements and from research and development collaborations agreements generally consist of licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company follows the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”), Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”), and EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, (“EITF 99-19”), for revenue recognition. Applying SAB 104, EITF 00-21 and EITF 99-19 requires significant management judgments. Circumstances and conditions can change and may cause the amount of revenue recognized in future periods to increase or decrease. The fluctuation of exchange rates will also impact the value of foreign currency denominated collaborations.

SAB 104: Revenue Recognition

In accordance with SAB 104, revenue is recognized when it is realized or realizable and earned:

•	Persuasive evidence of an arrangement exists

•	Delivery has occurred

•	The monetary consideration is fixed or determinable and collectability is reasonably assured.

EITF 00-21: Revenue Arrangements with Multiple Deliverables

When evaluating multiple- element arrangements, the Company follows the provisions of EITF 00-21 which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company’s deliverables include items such as; the transfer of knowledge, transfer of product and involvement in joint steering committees. The Company analyzes whether an obligation is considered a deliverable using the following criteria:

•	obligation is explicitly referred to in a contractual arrangement;

•	requires distinct action by the Company;

•	if not completed would result in a significant contractual penalty, or

•	if included or excluded from the arrangement would cause the arrangement fee to vary by more than an insignificant amount.

A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	The delivered item(s) has value to the client on a stand-alone basis

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If these criteria are not met, the Company accounts for the arrangement as single unit of accounting which would result in revenue being recognized ratably over the period of the Company’s substantial continuing involvement or being deferred until the earlier of when SAB104 criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the Company allocates the arrangement consideration to separate units of accounting based on each unit’s relative fair value. There may be cases, however, in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In those cases, the Company employs the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).

EITF 99-19: Reporting Revenue Gross as a Principal Versus Net as an Agent

In accordance with the criteria of EITF 99-19, the Company recognizes revenue gross when it acts as a principal, has discretion to choose suppliers, bears credit risk and performs part of the services required in the transaction. If the above criteria are not met, the Company recognizes revenue net of related costs.

Licensing Arrangements

The Company generally receives non-refundable upfront fees upon signing of a licensing agreement. These fees generally include licensing fees, technology access fees and initiation fees. All non-refundable upfront fees received or to be received under these arrangements are recognized when SAB 104 revenue recognition criteria are met, ratably over the term of the agreements, as this is the period over which the license is granted or the Company is substantially and continually involved.

Co-Development Arrangements

Revenue recognized from partners in co-development arrangements is generally based on a fixed-percentage of agreed upon research, development and commercialization costs incurred by the Company. Revenue from these co-development arrangements are recognized on a gross basis as collaboration revenue in the consolidated statement of operations as the related costs are incurred. If payments are received prior to the activity having been performed, these amounts are deferred and recognized in future periods when the co-development costs are incurred.

Milestone Payments

Milestone payments are recognized as revenue when the performance obligations, as defined in the contracts, are achieved. Performance obligations typically consist of significant milestones in the life cycle of the related technology or product candidate, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies. These milestone payments are generally tied to a specific performance condition and are recognized in full when the performance obligation is met. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized, unless there is other persuasive evidence that the milestone event has been reached and the milestone fee has been earned.

Grant Revenues

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred and billed in accordance with the terms of the grant.

Research and Development

Research and development (R&D) expenses include salaries, benefits, and other headcount related costs; clinical trial and related clinical manufacturing costs; contract and other outside service fees; employee stock-based compensation expense; and facilities and overhead costs. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D and in-licensing arrangements. In addition, we acquire R&D services from other companies and fund research institutions under agreements which we can generally terminate at will. R&D costs, including upfront fees and milestones paid to collaborators, are expensed as incurred, if the underlying assets are determined to have no alternative future use. The costs of the acquisition of technology are capitalized if they have alternative future uses in other R&D projects or otherwise.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are deemed probable. Milestone payments are included in research and development expenses.

Fees paid to contract research organizations to conduct clinical trials are expensed as incurred.

Income Tax

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (“SFAS 109”). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 creates a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits.

Foreign Currency

The functional currency of GPC Biotech AG is the Euro whereas the functional currency of GPC Biotech Inc. is the U.S. dollar. All balance sheet items have been converted into Euros using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into Euros at an average exchange rate for the year. The effect of the translation is shown as a separate component of shareholders’ equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date. For the years ended December 31, 2007 and 2005, the Company recorded net foreign currency gains of €221,000 and €2,416,000, respectively. For the year ended December 31, 2006, the Company recorded a net foreign currency loss of €2,141,000, which is recorded in other income (expense), net.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions for stock-based awards granted to employees using the modified prospective transition method provided by Statement of Financial Accounting Standards No.123(R), Share-Based Payment, (“SFAS 123(R)”). Compensation cost of equity awards are measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period which is the longer explicit service period stipulated in the contract or the derived service period. The derived service period is inferred from valuation techniques used by the Company to estimate fair value. Awards are considered vested when the requisite service period has been rendered. Liability awards vest upon the achievement of certain performance conditions. Compensation expense is recognized when these events are deemed probable. Compensation expense is recorded in research and development and general and administrative expense in the Consolidated Statement of Operations. See Footnote 15 for additional information.

New Accounting Pronouncements

Accounting Pronouncements Adopted in 2007

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 creates a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Company has certain deferred tax assets as a result of several years of losses from operations and currently has a full valuation allowance for those deferred tax assets and has not recognized any benefits from tax positions in earnings. Accordingly, the adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial statements. In May 2007, the FASB issued Staff Position 48-1, Definition of Settlement in FASB Interpretation No. 48, (“FIN 48-1”). FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FIN 48-1 retroactively to the adoption of FIN 48. The adoption of FIN 48-1 did not have a material impact on the Company’s financial statements.

New Accounting Pronouncements Issued in 2007

On June 14, 2007, the FASB ratified EITF 07-3, Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, (“EITF 07-3”). EITF 07-3 requires that all non-refundable advance payments for research and development activities that will be used in future periods be capitalized until used. In addition, the deferred research and development costs need to be assessed for recoverability. EITF 07-3 is applicable for fiscal years beginning after December 15, 2007 and is to be applied prospectively without the option of early application. The Company does not expect this issue to have a material effect on its financial statements.

On December 4, 2007, the FASB issued Statement No. 141(R), Business Combinations, (“SFAS 141(R)”). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 (R) requires the new acquiring entity to recognize all assets acquired and liabilities assumed in the transactions; establishes an acquisition-date fair value for said assets and liabilities; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and fully discloses to investors the financial effect the acquisition will have. This statement shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect this issue to have a material effect on its financial statements.

On December 4, 2007, the FASB issued Statement No.160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, (“SFAS 160”). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its consolidated financial statements. SFAS 160 requires all entities to report minority interests in subsidiaries as equity but separate from the parent’s equity in the consolidated financial statements and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. It also requires entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retrospective adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited. The Company does not expect this issue to have a material effect on its financial statements.

On December 12, 2007, the FASB ratified EITF 07-1, Accounting for Collaborative Arrangement, (“EITF 07-1”). EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 is effective for annual periods beginning after December 15, 2008 and to be applied retrospectively for collaborative arrangements existing at December 15, 2008 as a change of accounting principle. The Company does not expect this issue to have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard becomes effective on January 1, 2008, and early adoption is encouraged. Currently this statement only affects the Company to the extent its financial assets are carried at fair value. The adoption of SFAS 157 is not expected to have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain items at fair value that are not currently required to be measured at fair value. The effective date for SFAS 159 is January 1, 2008, and early adoption is permitted, provided early adoption of SFAS 157 is employed. There will be no impact on the Company’s financial position or results of operations as the result of the adoption of SFAS 159.

4. Product Candidate Development and Licensing Activities

2007

In June 2007, the Company entered into a license agreement with Yakult Honsha Co. Ltd. (“Yakult”) for satraplatin in Japan. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and is taking the lead in developing the drug in that country. Under the agreement, Yakult was required to make an upfront payment of ¥1.2 billion (€7.4 million) to the Company as reimbursement for past satraplatin development expenses. Payment was received in July 2007, net of a withholding tax payment to the Japanese government totalling €0.7 million. The tax payment was recorded in other expense in 2007.

This license agreement has been accounted for as one accounting unit, following the guidance provided by EITF 00-21. The upfront payment of ¥1.2 billion (€7.4 million) for the reimbursement of past satraplatin development expenses has been deferred and will be recognized over the Company’s period of substantial involvement which was initially not determinable. Due to the recent topline overall survival results of the SPARC Trial, announced in late October 2007, which showed that satraplatin did not demonstrate an improvement in overall survival in the total patient population, the Company has not been able to estimate this period and will continue to defer the revenue until the impact of the overall survival results upon the timing of the related product development plan can be reliably determined.

Also, according to the license agreement, Yakult is obligated to make additional payments to the Company based on the achievement of certain regulatory filing and approval milestones. These revenues, if any, will be recognized when the milestone is achieved. In addition, the Company will receive a minimum of 21.1% royalties on net sales of satraplatin in Japan.

In March 2007, GPC Biotech entered into a development and supply agreement with a biologics supplier under which the biologics supplier agreed to: (1) develop a high-productivity cell line and develop and scale-up a robust manufacturing process and (2) produce quantities of 1D09C3 bulk drug substance for clinical development and commercial supply. In February 2008, the Company announced that it had decided to discontinue internal development of 1D09C3. Whereas the agreement remained in place as of December 31, 2007, no further payments were outstanding to the supplier as of that date. All prior payments related to this agreement were charged to research and development expenses as services were rendered, all of which have been expensed as of December 31, 2007.

Prior to 2007

Effective December 19, 2005, the Company entered into a co-development and license agreement with Pharmion GmbH (Pharmion), a wholly owned subsidiary of Pharmion Corporation, whereby Pharmion was granted exclusive commercialization rights in certain territories for satraplatin for the treatment of cancer in humans. Pharmion’s territories are Europe, Turkey, the Middle East, Australia and New Zealand, while GPC Biotech retains rights to all other territories including North America, South America and parts of Asia, including Japan. Under the terms of the agreement, Pharmion made an upfront payment of $37.1 million to GPC Biotech, including an $18 million reimbursement fee for costs previously incurred related to the development of satraplatin (a cost reimbursement) and $19.1 million to fund ongoing and certain future clinical development activities to be conducted jointly by Pharmion and GPC Biotech. Under the terms of the agreement, the companies are to pursue a joint development plan for satraplatin in a variety of tumor types and to share global development costs for at least one additional registration trial, for which Pharmion made an additional commitment of $22.2 million, in addition to the $37.1 million in initial payments received in January 2006. Pharmion will also pay GPC Biotech $30.5 million based on the achievement of certain regulatory filing and approval milestones for the first indication, and up to an additional $75 million for up to five subsequent EMEA approvals for additional indications. GPC Biotech will also receive royalties on sales of satraplatin in Pharmion’s territories at rates of 26.25 to 30 percent on annual sales up to $500 million, and 34 percent on annual sales over $500 million. Pharmion will pay GPC Biotech sales milestones totaling up to $105 million, based on the achievement of significant annual sales levels in the Pharmion territories. Pharmion and GPC Biotech will lead regulatory and commercial activities in their respective territories. The two companies also signed a separate supply agreement.

Based on the guidance included in EITF 00-21, the Company has used the residual method to assess the fair value of the multiple deliverable elements in this agreement. The $18 million upfront cost reimbursement is recognized as revenue ratably over the period of substantial involvement of the Company in the development activities. The $19.1 million for shared development costs are treated as prepaid development costs and are recognized as shared development costs as incurred. Revenues resulting from the supply agreement, royalties and milestone payments will be recognized when earned. Revenues, if any, from substantive milestones achieved under the agreement with Pharmion are recognized immediately when achieved.

In November 2007, Pharmion and Celgene Corporation announced the acquisition of Pharmion by Celgene. That acquisition closed on March 7, 2008. GPC Biotech plans to discuss satraplatin development plans in more detail with Celgene now that this transaction has closed. GPC Biotech does not believe this acquisition will have an impact on the co-development and license agreement for satraplatin between the Company and Pharmion.

On December 17, 2004, the Company licensed to Debiopharm S.A. (“Debiopharm”) the exclusive, worldwide rights to develop and commercialize the Company’s pre-clinical small molecule MHC class II antagonists program. On July 30, 2007, Debiopharm notified the Company that it was terminating this license agreement, which became effective in January 2008. Upon the effective termination date, all rights, licenses and grants were returned to GPC Biotech.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”), (formerly NeoTherapeutics, Inc.) granting GPC Biotech the exclusive worldwide license to satraplatin for the treatment of cancer in humans. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registrational Phase 3 study in the amount of $2 million (approximately €1.7 million), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech will also pay milestones totaling up to $18 million. Subject to certain limitations, Spectrum is entitled to receive a share of sublicense fees received by GPC Biotech if the Company enters into a licensing agreement with other companies. Under the terms of the agreement, GPC Biotech or its sublicensees will fully fund development and commercialization expenses for satraplatin.

During 2007, the U.S. FDA and the EMEA in Europe accepted the Company’s filing of the NDA and the MAA for satraplatin for patients with hormone-refractory prostate cancer (HRPC) whose prior chemotherapy has failed. In connection with these acceptances, the Company paid Spectrum approximately €2.9 million and €1.5 million, respectively. These payments were made in 2007 and charged to research and development expense in 2006 when these events were deemed probable.

5. Collaboration Agreements

The Company has entered into several collaboration and license agreements with life science companies which are typically based on licensing technology platforms and funded research. These agreements include alliances based on the transfer and/or non-exclusive licenses of technology platforms, alliances which combine a technology license with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company’s technology-based alliances are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, the Company’s partners may make up-front payments, license payments, ongoing research funding payments, and additional payments upon the achievement of specific research and product development milestones and/or pay royalties or, in some cases, make profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

Total revenue recognized under collaboration and license agreements amounted to €18,022,000, €22,252,000 and €9,341,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Total costs incurred under research collaborations and license agreements amounted to €6,712,000, €10,331,000 and €910,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Effective January 31, 2003, the Company entered into an agreement with ALTANA Pharma to license the Company’s proprietary drug-protein interaction technology, LeadCode™, to evaluate compounds in the public domain, as well as certain proprietary compounds of ALTANA Pharma. Under the terms of this agreement, the Company received additional funding for the license, transfer and implementation of LeadCode™ for use at the ALTANA Research Institute. In addition, the Company was eligible to receive over $15 million in milestone payments, in addition to royalties, for each product that was a direct result of the collaboration. This agreement expired June 30, 2007, and the Company did not receive any milestone payments.

Effective November 1, 2001, the Company entered into an alliance with ALTANA Pharma to establish a U.S. Research Institute in Waltham, MA (USA) to use the Company’s genomic and proteomic technologies. ALTANA Pharma and the Company entered into three agreements under which the Company receives funding under a collaboration and license agreement in the form of an upfront payment, technology license and implementation fees, as well as research and technology transfer funding. Under this agreement, the Company non-exclusively licensed selected genomics, proteomics, automation and bioinformatics technologies to ALTANA Pharma and was to collaborate with ALTANA Pharma on two drug discovery programs. The Company received further funding under a sublease agreement which expired on June 30, 2007. In addition, the Company was eligible to receive implementation, research, preclinical and clinical milestone payments and royalty payments for each product resulting from the two collaborative drug discovery programs. The establishment term expired in June 2007.

6. Marketable Securities and Short-Term Investments

The following is a summary of the balances of marketable securities and short-term investments at December 31, 2007 and 2006 (in thousand €):

	2007	2006
Marketable securities	14,077	35,504
Short-term investments	-	21,682

Total	14,077	57,186

The following is a summary of marketable securities at December 31, 2007 and 2006 (in thousand €), all of which are available-for-sale:

	2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	10,002	-	(4)	9,998
Fixed rate corporate bonds	3,847	-	(13)	3,834
Equity securities	390	-	(145)	245

Total	14,239	-	(162)	14,077

	2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	20,978	24	(3)	20,999
Fixed rate corporate bonds	14,054	-	(87)	13,967
Equity securities	390	148	-	538

Total	35,422	172	(90)	35,504

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The marketable equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in 2003 in accordance with a licensing agreement (see Footnote 4).

In October of 2007 the Company sold all of its short term investments and reinvested the proceeds in other interest bearing money market accounts.

The following is a summary of the short-term investments at December 31, 2006 (in thousand €), all of which were available-for-sale:

	2006
	Cost	Gross Unrealized Gains	Estimated Fair Value
Bond Fund	21,334	348	21,682

Total	21,334	348	21,682

The gross unrealized losses and accrued interest receivable were €0 in 2007 and 2006.

The realized gain on available-for-sale marketable securities and short-term investments in 2007, 2006 and 2005 was € 381,000, €85,000 and €331,000, respectively. The realized loss on available-for-sale marketable securities and short-term investments amounted to €0 in 2007, 2006 and 2005. Realized gains and losses are calculated using specific identification to determine cost basis and are included in other income (expense), net.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2007 were €17,000. The aggregate fair value of securities with unrealized losses at December 31, 2007 was €13,832,000 and consisted of the following (in thousand €):

	Less than 12 Months		12 Months or Longer		Total
	Cost	Unrealized Loss	Cost	Unrealized Loss	Cost	Unrealized Loss
Variable rate corporate bonds	10,002	(4)	-	-	10,002	(4)
Fixed rate corporate bonds	3,847	(13)	-	-	3,847	(13)

Total	13,849	(17)	-	-	13,849	(17)

Securities that are in loss positions consist of debt securities only, which are corporate bonds from highly rated issuers. All unrealized losses are considered to be temporary in nature. Management believes that the impairments extend from increases in the current market interest rates compared with the market rate at which time the bonds were purchased. Management further believes that the impairments do not extend from decreases in the quality ratings of the issuing companies. The bonds all have maturities of less than three years. The Company has the ability and positive intent to hold these bonds until there has been a full recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments. Management has no intention to sell the financial instruments until maturity, at which point the Company expects the full value of the bonds to be recovered. Subsequent to year-end, and upon the maturity of these investments, all of the Company’s variable rate securities were sold at cost.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2006 were €90,000. The aggregate fair value of securities with unrealized losses at December 31, 2006 was €23,965,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than three years. These securities were in a loss position for less than 12 months as of December 31, 2006.

During the year ended December 31, 2006, a loss was recognized in the statement of operations for available-for-sale marketable equity securities which were deemed to be other-than-temporarily impaired based on the significance of the decline in fair value and the length of the impairment. Accordingly, a loss in the amount of €390,000 was reclassified out of accumulated other comprehensive loss into other income (expense), net, on the statement of operations in 2006. However, at year end 2006, the fair value of these equity instruments increased slightly, whereby the Company recorded unrealized gains in the amount of €148,000 which were included in other comprehensive income. No such charges were recorded in the statement of operations in 2007.

7. Property and Equipment

Property and equipment consisted of the following at December 31, 2007 and 2006 (in thousand €):

	2007	2006
Leasehold improvements	1,538	1,912
Office and laboratory equipment	3,647	6,067
Computer equipment and related software	3,628	3,862
Furniture and fixtures	1,071	876

	9,884	12,717
Less accumulated depreciation and impairment	(6,814)	(8,458)

Property and equipment, net	3,070	4,259

Depreciation expense amounted to €1,607,000, €1,532,000, and €3,478,000 in 2007, 2006 and 2005, respectively, and is included in research and development expenses and general and administrative expenses. Refer to Footnote 10 for description of impairment charge recognized in 2007. The Company did not record any impairment for the years ended December 31, 2006 and 2005.

8. Intangible Assets

The Company has recorded intangible assets acquired in a business combination and an asset acquisition based on their fair values, as determined by independent valuations at the date of acquisition. Additionally, intangible assets have been recorded as a result of license purchases. The table below summarizes intangible assets, all of which are amortized, as of December 31 (in thousand €):

	2007	2006
Gross carrying amount
Patents and licenses	455	508
Other intangible assets	956	956

Total gross carrying amount	1,411	1,464

Accumulated amortization
Patents and licenses	(291)	(244)
Other intangible assets	(956)	(815)

Total accumulated amortization	(1,247)	(1,059)

Total intangible assets, net	164	405

GPC Biotech reviews intangible assets for impairment on an annual basis. The Company did not record any impairment for the years ended December 31, 2007, 2006 and 2005.

The amortization expense for intangible assets for the years ended December 31, 2007, 2006 and 2005 was €218,000, €325,000, and €417,000, respectively.

The estimated amortization expense for intangibles for the next five years is as follows (in thousand €):

For the year ended December 31,
2008	73
2009	73
2010	18
Thereafter	0

9. Accrued Expenses and Other Current Liabilities

The following is a summary of the balances of accrued expenses at December 31, 2007 and 2006 (in thousand €):

	2007	2006
Accrued restructuring	4,541	-
Accrued milestone payments	-	4,544
Accrued external research and development	2,340	2,779
Accrued personnel expenses and payroll liabilities	1,899	3,042
Accrued legal and advisory	295	741
Accrued outstanding invoices	401	1,836
Accrued lease obligations	38	330
Current portion of convertible bonds	174	-
Amounts due on cancelled bonds	268	-
Current portion of loss on sublease contract	-	578
Liability from stock appreciation rights	33	169
Other accruals and current liabilities	456	327

Total	10,445	14,346

During the year ended December 31, 2006, the Company accrued two milestone obligations to a third party whereby an amount of $6 million (approximately €4.5 million) was charged to research and development expenses. These contractual obligations became due and were paid in 2007 in connection with the acceptance of the filings of the NDA with the FDA and the MAA with the EMEA.

10. Restructuring Activities

During 2007 the Company had several restructuring activities and recorded the costs associated with these activities in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, (“SFAS 146”):

On May 3, 2007, the Company announced the consolidation of its drug discovery efforts to one location, resulting in the closing of the facility in Waltham, Massachusetts, USA and a total workforce reduction of approximately 16%. The Company incurred a total restructuring charge of €1.0 million in 2007, primarily relating to employee severance and termination costs. These charges are included in both research and development and general and administrative expenses. This restructuring was completed by the end of 2007.

In addition, the Company has incurred, and will continue to incur through 2008, certain contract termination costs relating to the closing of the Waltham facility. Prior to the announcement of the reorganization, the Company had a remaining sublease loss liability relating to the same facility totaling

€4.0 million, which was charged to expense in prior years in accordance with SFAS 146 (see Footnote 11 for details). Because this liability was deemed adequate to cover all contract termination costs and professional fees associated with this restructuring, no additional amounts have been charged to expense in the current year. However, during the third quarter of 2007, the Company adjusted this liability down as the Company’s facility closing costs were lower than originally anticipated. This reduction was recorded to general and administrative expense.

On August 23, 2007, the Company announced a restructuring plan that involved a U.S. staff reduction of approximately 15% of the Company’s total workforce. The Company recognized a total restructuring charge of €0.7 million in 2007, primarily relating to employee severance and termination costs. The charges are included in both research and development and general and administrative expenses. This restructuring was completed by the end of 2007.

On November 15, 2007, the Company announced an additional restructuring plan that involved staff reductions of approximately 44% of the total workforce and included both GPC Biotech AG and its subsidiary. The Company recognized a total restructuring charge of € 2.5 million in 2007, primarily relating to employee severance and termination costs in both Germany and the U.S. These charges are included in both research and development and general and administrative expenses. The Company expects this restructuring to be completed in the first quarter of 2008.

A summary of the significant components of the restructuring liability is as follows (in thousand €):

	Employee Termination Benefits	Sublease Loss Accrual and Contract Termination Costs	Total
January 1, 2007 Balance	-	3,967	3,967

Amortization of Sublease Loss including Interest	-	(1,051)	(1,051)
Restructuring Charges	4,058	110	4,168
Restructuring Payments	(1,509)	(116)	(1,625)
Reversal/change in estimate sublease loss accrual	-	(2,916)	(2,916)
Contract termination costs	-	2,395	2,395
Exchange Differences	(222)	(175)	(397)

December 31, 2007 Balance	2,327	2,214	4,541

In 2007, the Company recorded impairment charges of approximately €0.9 million, which represented the difference between the fair value of the assets no longer used and available for sale, and their net carrying value. These fixed assets are no longer in use as a result of the restructuring at the Waltham, Princeton and Munich facilities. These charges primarily related to laboratory equipment, computers and office furniture and were recorded in general and administrative expense in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”). See Impairment of Long-Lived Assets in Footnote 3.

In addition, the Company recorded a loss on lease of approximately €0.1 million in 2007 relating to vacated space at the Munich facility.

Refer to Footnote 20 regarding details of an additional restructuring announced after December 31, 2007.

11. Accrued Loss on Sublease Contract, Non-Current

In the second quarter of 2006 the Company decided not to reoccupy certain office and laboratory space at its Waltham facility in Massachusetts, USA, at the end of a sublease term as it had initially planned. In accordance with Financial Accounting Standards Board Technical Bulletin 79-15, Accounting for Loss on Sublease Not Involving the Disposal of a Segment, and Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit of Disposal Activities, the Company recorded a provision for this space for the period from the expiration of the current sublease through the end of the Company’s original lease term. The provision was calculated based on the current estimate of the fair value of potential sublease income during that period.

The total sublease loss incurred in 2006 relating to this space amounted to €1,980,000. The amount represents the discounted future estimated net cash disbursements over the remaining period of the lease agreement.

On May 1, 2005, the Company sublet to a third party excess office and laboratory space in the U.S. According to FASB Technical Bulletin 79-15 and SFAS 146, the Company recorded an expense and a liability related to the projected shortfall between the rent obligation under the lease and the rental income to be received over the term of the sub-lease. The expense recorded at sublease inception amounted to €2,849,000.

The total balance of the liability as of December 31, 2006 was €3,967,000 of which €3,389,000 was included in other liabilities, non-current and €578,000 was included in other current liabilities. During 2007, the Company agreed on a termination of this lease and recorded a contract termination fee (see Footnote 10). Amounts accrued as contract termination costs are included in current liabilities.

12. Commitments and Contingencies

Operating Lease Commitments

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred lease expenses of €4,756,000, €4,804,000 and €7,306,000 in the years 2007, 2006 and 2005, respectively. Income from subleases of office and laboratory space amounted to €801,000, €1,353,000, and €1,311,000 in the years 2007, 2006 and 2005, respectively. Lease expenses and sublease income are included in research and development and general and administrative expenses.

The Company has entered into several lease agreements for office and laboratory space as well as for office and laboratory equipment that expire at different times through 2015. However certain leases can be terminated earlier at the option of the Company. One agreement calls for future incremental increases in rental payments in 2008 and 2010. The escalation costs are expensed over the life of the lease. The balance of accrued rental payments at December 31, 2007 was €38,000.

The lease for the Waltham facility was terminated in 2007. As a result of the termination, the Company is required to pay a lease termination fee of approximately €2.1 million. The Company will pay this amount over the first nine months of 2008. This contract termination cost was accrued as of December 31, 2007 (see Footnote 10). The terminated facility lease also requires a deposit of $1.7 million (approximately €1.2 million) to be held in escrow as security for credit until the termination costs have been paid. This amount has been classified as short-term restricted cash as of December 31, 2007. The Company records its rental expense and sublease rental income using the straight-line method in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, (“SFAS 13”).

In certain leases the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. These indemnification obligations are not capped at a specific amount. Accordingly, the maximum amount of potential future payments that might arise under these indemnification obligations cannot be reasonably estimated. However, the Company has not experienced any claims under similar lease indemnification provisions in the past and management has determined that the associated estimated fair value of the liability is not material. Thus, the Company has not recorded any liability for these indemnities in the consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when a future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies which the Company believes would provide, in most cases, some, if not total, recourse in the event of any claims arising under these lease indemnification provisions.

Future minimum lease commitments for all non-cancelable operating leases for the years ending December 31 are as follows (in thousand €):

Non-cancelable operating leases
2008	1,092
2009	622
2010	9
2011	2
Thereafter	-

Contingencies

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. Legal proceedings are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these or future lawsuits. However, in the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, (“SFAS 5”), the Company makes a provision for a liability when it is both probable that a liability has been incurred and when the amount of the loss is reasonably estimable.

GPC Biotech has entered into agreements under which it may be obligated to make payments (“milestone/sub-license payments”) that are contingent upon the occurrence of certain events (“milestones”). As of December 31, 2007, the total maximum amount of milestone payments the Company may be obligated to make under these agreements was approximately €40.2 million. However, this amount included obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, it is unlikely that all of these milestones will be achieved. In 2007 and 2006, the Company made actual milestone payments of €5.2 million and €0, respectively, under these arrangements.

The actual amounts and timing of these contingent payments depend on numerous factors some of which are outside of the Company’s control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the determination of the FDA and other regulatory authorities, the determination of the United States Patent and Trademark Office, the volume of sales or gross margin of a product in a specified territory and other factors. Accordingly, costs related to these payments are only reflected in the consolidated financial statements when the achievement of the underlying milestone is incurred, or when the related milestone is deemed probable.

Arbitration Proceedings

On December 12, 2006, the Company was notified by Spectrum Pharmaceuticals Inc. (“Spectrum”), that Spectrum had initiated an arbitration proceeding with the American Arbitration Association in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In the course of the arbitration proceedings, Spectrum made several claims of breach of contract, including (1) an assertion that it was entitled to a payment from GPC Biotech of approximately €9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, (2) a claim that GPC Biotech had not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan, and (3) a claim that GPC Biotech had not negotiated with Spectrum in good faith regarding the co-promotion of satraplatin in the United States. Spectrum also sought a declaration that GPC Biotech’s alleged breaches of contract provided a basis for termination of the co-development and license agreement. The hearing was completed on July 13, 2007. On November 5, 2007, the Company announced that a three-arbitrator panel of the American Arbitration Association issued its decision in favor of GPC Biotech. The panel unanimously rejected all of Spectrum’s claims and found no violations of the agreement by GPC Biotech. The decision of the panel included the following key rulings:

•	Spectrum is not entitled to any portion of the up-front payments that GPC Biotech received from Pharmion or from Yakult;

•	Spectrum does not have a contractual right to co-promote satraplatin in the United States and GPC Biotech did not violate any obligation to negotiate in good faith a co-promotion agreement; and

•	GPC Biotech did not violate its obligation to use commercially reasonable efforts to commercialize satraplatin in Japan.

Although the panel ruled for GPC Biotech on the merits, it did not award GPC Biotech reimbursement of attorneys’ fees and costs.

Fees which the Company paid to its external legal advisors and for other services associated with this arbitration process were expensed in the period when such legal and other services were rendered.

Shareholder Litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff's consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company's Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company's response to the consolidated complaint is due on May 14, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit, given the early stage of the proceedings.

Stock Appreciation Rights

In 2004, the Company began issuing stock appreciation rights (“SARs”) to senior management and members of the Supervisory Board. These SARs are vested on the achievement of certain performance conditions as described in Footnote 15.

Due to the uncertainties in the approval process of satraplatin in second-line HRPC, there were no liabilities and expenses recognized as of December 31, 2007 with respect to such contingent payments triggered by the approval of satraplatin. The intrinsic value at December 31, 2007 of such stock appreciation rights was €0.

Contingencies related to the approval of the MAA for satraplatin in second-line HRPC by the EMEA

The Company has additional contingent commitments related to payments pending on the marketing approval of satraplatin by the EMEA. As of December 31, 2007 the Company has assessed the probability of these contingent liabilities relating to the approval of satraplatin in second-line HRPC in Europe as less than probable for accounting purposes.

Under the Company’s agreement with Spectrum, GPC Biotech is obligated to make a milestone payment in the amount of $3.0 million or approximately €2.0 million to Spectrum, which is contingent upon the approval of the MAA by the EMEA.

In addition, the Company has a cash bonus plan to retain the Company’s employees and if EMEA approval is obtained, the total payout under this plan may lead to an increase in personnel expense of up to €239,000.

Contingent Gains

The Company is entitled to receive a milestone payment from Pharmion (net of licensing fee paid to Spectrum) of approximately €11.3 million upon the approval of the MAA for satraplatin with the EMEA. Gross receipt will be recognized as revenue upon milestone achievement.

Guarantees and Indemnification Obligations

The Company enters into agreements in the ordinary course of business with, among others, vendors, service providers, contract manufacturers and collaboration, licensing and co-development partners. Pursuant to certain of these agreements it was agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, or its employees, agents or representatives, or third party claims alleging that the activities of GPC Biotech’s contractual partner pursuant to the contract infringe a patent, trademark or copyright of such third party.

The Company has determined the fair value of its liability on the above indemnities to be immaterial based on historical experience and information known at December 31, 2007.

13. Loans Receivable from Employees

At December 31, 2007 and 2006, loans receivable from employees of the Company amounted to €0 and €38,000, respectively, and are included in other current assets. The balance from 2006 was forgiven in 2007.

Forgiveness of loans, if applicable, is included in compensation expense in the period the loans are forgiven and is contingent upon continued employment of the employee. Loans made to employees bear interest at the rate of 5.5% to 6.0% per annum and were made for personal financial purposes.

14. Related Party Disclosures

In 2003 and 2001, the Company entered into collaboration agreements with ALTANA Pharma AG (“ALTANA Pharma”) as described in Footnote 5. ALTANA Pharma was a related party, since the Company’s Chief Executive Officer (“Vorstandsvorsitzender”), Dr. Bernd Seizinger, was a member of the Supervisory Board of ALTANA Pharma. The board membership of Dr. Seizinger ended December 31, 2006.

At December 31, 2006, the Company had accounts receivable from ALTANA Pharma arising out of the normal course of business in the amount of €395,000. All payments for accounts receivable from ALTANA Pharma were settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company had subleased part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Footnote 12, €991,000 and €1,000,000 for the years ended December 31, 2006 and 2005, respectively, relates to the sublease with ALTANA Pharma. This sublease ended during 2007.

During 2006, the Company made a milestone payment totaling €436,000 to MorphoSys AG (“MorphoSys”), a related party to the Company. This payment was made under a collaboration and licensing agreement signed in April 1999. MorphoSys is a related party to the Company due to the fact that two members of the Supervisory Board of the Company are also members of the Supervisory Board of MorphoSys. There were no payments to MorphoSys in 2007 or 2005.

15. Share Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123(R), the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of €433,000.

Stock Options

The Company grants options to the employees and the members of the Management Board.

The respective strike prices for these stock options equal the five-day average of the closing price of the Company’s ordinary shares prior to the respective date of grants. The explicit service period is four years, with graded vesting of the options over the explicit service period. According to German law (§ 193 II, No. 3 AktG), the rights can be exercised, at the earliest, two years after the grant. The maximum contractual term of stock options is ten years.

In addition to the aforementioned two-year waiting period, eligibility to exercise option rights is also subject to various stock performance hurdles (mostly, the performance of GPC Biotech’s stock relative to various indices as specified in each option plan) as required by German law. Accordingly, throughout these notes, “exercisable” refers to options that have satisfied both the explicit service period and the two-year waiting requirements but still have to meet certain market conditions, whenever the options are exercised, within a specified period prior to the date of exercise.”

The following is a summary of stock options activity for the year ended December 31, 2007:

	2007
	Options	Weighted- Average Exercise Price
Outstanding at January 1	3,847,345	€10.80
Granted	488,100	€16.58
Exercised	(886,528)	€6.09
Forfeited	(467,375)	€16.72
Expired	(124,854)	€12.97

Outstanding at December 31	2,856,688	€12.18

Vested & outstanding at December 31	2,237,189	€12.32

Exercisable at December 31	2,164,814	€12.27

The total number of stock options granted during the years 2007, 2006 and 2005 was 488,100, 317,500, and 308,301, respectively, and the related weighted-average grant date fair value was €8.97, €8.22, and €5.77, respectively.

The total number of stock options forfeited during the years 2007, 2006, and 2005 was 467,375, 61,330, and 50,864, respectively, and the related weighted-average fair value was €9.49, €5.99, and €7.40, respectively.

The total number and weighted-average grant date fair value of nonvested options at January 1, 2007 was 958,231 and €6.77, respectively, and at December 31, 2007 was 619,499 and €6.79, respectively.

The total number of options vested during the year ended December 31, 2007, 2006, and 2005 was 352,857, 478,284, and 603,126, respectively, and the related weighted-average grant date fair value was €6.19, €4.80, and €5.31, respectively.

The total intrinsic value of stock options exercised during the years 2007, 2006 and 2005 respectively, was €10,595,000, €7,359,000 and €435,000 respectively.

Cash received from the exercise of stock options as of December 31, 2007, 2006, and 2005 was €5,397,000, €3,866,000 and €486,000, respectively.

As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period determined for each tranche of the award as if the award was, in-substance, multiple awards. Derived service period approximates 5-7 years and represents an estimate of the period when market condition is expected to be satisfied. The fair value of each option grant is estimated at grant date GPC Biotech used a Monte Carlo simulation to estimate fair values for all options granted since January 1, 2006.

The following weighted-average assumptions were used to value stock option grants:

	December 31,
	2007	2006	2005
Expected dividend yield	-	-	-
Risk-free interest rate	3.91%-4.47%	3.36%-4.01%	2.90%
Expected volatility	54.56%-59.55%	59.66%-70.44%	77.81%
Expected life (in years)	-	-	4

For 2007 and 2006, the Company assumes early exercise behavior and estimates exercises after 100% performance increase of the stock.

The Company estimated expected volatility based on the historical realized volatility of the Company’s stock and the historical correlation between the Company’s stock and the stock index over the past 5 years calculated individually at the date of grant. The Company uses historical data to estimate post vesting employment termination behavior within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

For stock options issued during 2007, 2006 and 2005, total compensation cost was € 4,376,000, €2,609,000 and €1,778,000, respectively, which is being recognized over the requisite service period of those options. Compensation cost related to stock options included in the statements of operations was €589,000, €2,476,000 and €2,974,000 in 2007, 2006 and 2005, respectively. The decrease in compensation cost for 2007 was mainly due to the increase in actual forfeitures. Upon forfeiture, compensation expense for awards which the requisite service period has not been rendered, is reversed.

As of December 31, 2007, there was € 2,866,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. The weighted average period over which these compensation cost will be recognized is approximately 57 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested stock options and stock options expected to vest at December 31, 2007:

	Options Outstanding and Exercisable			Options Outstanding and Vested
Range of Exercise Prices in Euro	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
1.16 - 2.98	18,910	€2.50	8.8	18,910	€2.50	8.8
3.21 - 5.77	179,743	€4.10	5.4	179,743	€4.10	5.4
6.53 - 8.64	246,267	€6.75	3.7	246,267	€6.75	3.7
9.00 - 11.91	848,644	€9.73	3.0	853,494	€9.74	3.0
12.11 - 19.30	817,275	€17.18	1.2	884,800	€16.94	1.2
19.67 - 59.74	53,975	€33.78	0.5	53,975	€33.78	0.5

	2,164,814	€12.27	2.6	2,237,189	€12.32	2.5

The aggregate intrinsic value for fully vested stock options as of December 31, 2007, 2006, and 2005 was €4,000, €24,875,000 and €9,651,000, respectively. The aggregate intrinsic value for fully vested stock options exercisable as of December 31, 2007, 2006, and 2005 was €4,000, €24,230,000 and €9,415,000, respectively. The total fair value of shares vested during the year ended December 31, 2007, 2006, and 2005 was €2,216,000, €2,297,000 and €3,202,000, respectively.

Upon the exercise of stock options, the Company issues new shares by way of a capital increase.

Convertible Bonds

Convertible bonds are issued as compensation to members of the Management Board and senior management and also in the past were issued to members of the Supervisory Board. Convertible bonds granted under the Company’s convertible bonds plan have a four-year explicit service period with graded vesting schedule beginning on the grant date and mature ten years after the date of grant. Eligibility to convert the bonds is subject to an initial two-year holding period and to various stock performance hurdles (the performance of GPC Biotech’s stock relative to various indices as specified in each convertible bond plan), each in accordance with German law. Holders are required to purchase the convertible bonds at a price of €1.00 per bond.

Each convertible bond entitles its holder to convert such bond into one ordinary share of the Company at a fixed conversion price per share. The bonds will pay interest of 3.5% per annum. The convertible bonds do not specifically state a liquidation preference and therefore on their face are pari-passu with the Company’s general debt obligations, if any.

The following is a summary of convertible bond activity for the year ended December 31, 2007:

	2007
	Shares	Weighted- Average Exercise Price
Outstanding at January 1	3,369,139	€11.52
Granted	744,000	€21.30
Exercised	(436,794)	€5.27
Forfeited	(298,500)	€15.93
Expired	(12,500)	€10.90

Outstanding at December 31	3,365,345	€14.10

Thereof paid in	-	-

Vested & Outstanding at December 31	1,497,595	€10.81

Exercisable at December 31	1,228,345	€9.50

The total number of convertible bonds granted during the years 2007, 2006 and 2005 was 744,000, 1,091,500, and 720,000, respectively, and the related weighted-average grant date fair value was €12.37, €9.57, and €6.13, respectively.

The total number of convertible bonds forfeited during the years 2007 and 2005 was 298,500 and 7,500, respectively, and the related weighted-average grant date fair value was €9.28 and €2.96, respectively. No convertible bonds were forfeited in 2006.

The total number and weighted-average grant date fair value of nonvested convertible bonds at January 1, 2007 was 2,203,995 and €7.84, respectively, and at December 31, 2007 was 1,867,750 and €9.73, respectively.

The total number of convertible bonds vested during the year ended December 31, 2007, 2006, and 2005 was 781,745, 606,749 and 443,001, respectively, and the related weighted-average grant date fair value was €6.90, €5.25 and €5.10, respectively.

The total intrinsic value of convertible bonds exercised during the years 2007, 2006 and 2005 was €6,747,000, €1,892,000 and €27,000, respectively.

Cash received from the conversion of convertible bonds as of December 31, 2007, 2006, and 2005 was €1,864,000, €677,000 and €31,000, respectively.

The fair value of each convertible bond is estimated at grant date. GPC Biotech used a Monte Carlo simulation to estimate fair values for all awards granted since January 1, 2006.

The fair value of the Company’s convertible bonds is calculated using the same assumptions as those used for our stock options. As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period for each tranche of the award as if the award was, in-substance, multiple awards. Derived service period approximates 5-7 years and represents an estimate of the period when market condition is expected to be satisfied.

For convertible bonds issued during 2007, 2006 and 2005, total compensation cost was €8,177,000, €10,450,000 and € 4,410,000, respectively, which is being recognized over the requisite service period of those instruments. Compensation cost related to convertible bonds included in the statements of operations was €3,037,000, €4,462,000 and € 3,691,000 in 2007, 2006 and 2005, respectively. The decrease in compensation cost for 2007 was mainly due to the increase in actual forfeitures as discussed above.

As of December 31, 2007, there was €15,586,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. The weighted average period over which these compensation cost will be recognized is approximately 59 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested convertible bonds and convertible bonds expected to vest at December 31, 2007:

	Convertible Bonds Outstanding and Exercisable			Convertible Bonds Outstanding and Vested
Range of Exercise Prices in Euro	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
1.16 - 4.36	49,125	€4.36	4.7	49,125	€4.36	4.7
4.87 - 5.77	199,220	€5.30	5.4	199,220	€5.30	5.4
9.33 - 10.38	365,000	€10.16	7.5	365,000	€10.16	7.5
10.67 - 10.90	615,000	€10.87	6.9	615,000	€10.87	6.9
16.03 - 21.30	-	-	-	269,250	€16.78	8.9

	1,228,345	€9.50	6.8	1,497,595	€10.81	7.1

The aggregate intrinsic value for fully vested convertible bonds as of December 31, 2007, 2006 and 2005 was €0, €6,242,000 and €3,029,000, respectively. The aggregate fair value of shares vested during the year ended December 31, 2007, 2006 and 2005 was € 5,083,000, €3,186,000 and € 2,261,000, respectively.

The aggregate intrinsic value for fully vested convertible bonds exercisable as of December 31, 2007, 2006 and 2005 was €0, €4,646,000 and €2,999,000, respectively.

Upon the conversion of convertible bonds, the Company issues new shares by way of a capital increase.

Stock Appreciation Rights

Starting in 2004, the Company issued SARs to members of the Supervisory Board and to certain members of the senior management team. The SARs vest upon the achievement of certain performance conditions which are described below. In the case of the senior management, if the holder’s employment terminates before the actual vesting event of the rights, the SARs will be cancelled without any compensation. Supervisory Board members, whose board membership ends prior to the vesting, will get compensated pro-rated, based on the length of the term of their office in proportion to the full holding period. The SARs vest immediately upon the occurrence of the individual performance condition and the payment becomes due 100 calendar days after that date. In case of a change in control of the Company, each holding period will end on the date of effectiveness of the change of control.

As the SARs will be settled in cash, they are accounted for as liability awards when the achievement of the performance condition becomes probable. The fair value of SARs is estimated on the grant date and revalued at each subsequent reporting date.

The following table summarizes the stock appreciation rights outstanding as of December 31, 2007:

Grant Date	Grant Price	Number*	Vesting Condition
Sept 1, 2004	€10.22	86,250	First approval of satraplatin either by FDA or EMEA
Sept 30, 2004	€10.97	125,000	EMEA approval of satraplatin
Sept 30, 2004	€10.97	250,000	FDA approval of satraplatin
July 1, 2005	€9.03	86,250	Approval of satraplatin by FDA and EMEA
Sept 30, 2005	€10.38	100,000	Approval of satraplatin by FDA and EMEA
Aug 1, 2006	€11.07	83,750	Acceptance of NDA for satraplatin by FDA other than for HRPC
Aug 28, 2006	€10.94	25,000	FDA approval of satraplatin
Aug 28, 2006	€10.94	25,000	Dosing of first patient in 2nd registration trial for satraplatin
Oct 31, 2006	€16.03	103,750	Full (not-accelerated) FDA approval of satraplatin
Oct 31, 2006	€16.03	103,750	Dosing of first patient in 2nd registration trial for satraplatin
Jun 08, 2007	€21.03	83,750	Acceptance of NDA for satraplatin by FDA other than for HRPC (hormone resistant prostate cancer)

Total**		1,072,500

*	A member of the Supervisory Board, who holds 35,000 SARs, resigned in 2007. Future payout, if any, of these SARs will be pro-rated based on the length of the member’s office tenure in proportion to the full holding period.
**	Amount excludes 4,000 SARs that do not have performance conditions.

At December 31, 2007 and 2006, the Company has determined that only the dosing of the first patient in a second registrational trial for satraplatin was probable and therefore the payout for a total of 128,750 SARs is deemed probable. The liability for the value of these SARs in 2007 was €33,000 compared to €151,000 in 2006, thus resulting in a decrease of €118,000 in compensation expense in 2007. The compensation cost is recognized over the implicit service period, which is the period from the date of grant until the estimated date of achievement of the performance condition. In addition, other expenses in the amount of €18,000 were recognized in 2006 for SARs without performance conditions which have been fully vested. The value of these SARs, however, was zero in 2007.

The amount of unrecognized compensation cost for those stock appreciation rights was €6,000 at December 31, 2007. There was no liability or expense recognized prior to 2006 for SARs, as none of the performance conditions were considered probable at the time.

No payments have ever been made to any SAR holders as their rights have not yet vested.

Under SFAS 123, liability instruments had been measured at intrinsic value. However, SFAS 123(R), as adopted at the beginning of 2006, requires liability awards to be measured at fair value. The weighted-average grant date fair value of stock appreciation rights granted during the year 2007 approximates to €0.55. The weighted average exercise price of stock appreciation rights outstanding at beginning of year was €11.87. The weighted average exercise price of stock appreciation rights outstanding at the end of the year was €12.58. The weighted average exercise price of stock appreciation rights deemed probable was €15.85.

As of December 31, 2007, there was €273,000 of total unrecognized compensation cost related to unvested, non-probable, SARs granted. That cost was not yet recognized since the vesting of the underlying liability instruments was not deemed probable at December 31, 2007.

The aggregate intrinsic value for stock appreciation rights expensed during the year ended December 31, 2007 was €0.

The Company uses the Black-Scholes model to value SARs. Management considers the Black-Scholes model to be appropriate due to the relatively short expected life of these awards. Furthermore, SARs do not include market conditions. Significant assumptions used in the fair value model during the period with respect to the Company’s SARs are summarized below:

December 31,
	2007	2006	2005
Expected dividend yield (%)	-	-	-
Risk-free interest rate (%)	3.81-4.02	3.76-4.12	-
Expected volatility (%)	56.98-105.01	41.48-68.04	-
Expected life (in years)	0.75-5.92	0.63-6.92	-

The Company estimated expected volatility based on the historical realized volatility of the Company’s stock over the individual estimated term of the SARs at the date of grant. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

16. Income Taxes

The Company’s loss before income taxes for the years ended December 31 arose in the following jurisdictions (in thousand €):

	2007	2006	2005
Germany	40,113	42,543	46,716
Other	29,132	21,470	15,491

Loss before income taxes	69,245	64,013	62,207

Deferred tax liabilities and assets are comprised of the following at December 31 (in thousand €):

	2007	2006*
Deferred Tax Assets:
Net operating loss carryforwards	92,548	89,809
Research and development tax credits	9,582	9,321
Deferred revenue	4,375	4,663
Accrued expenses and losses	4,718	4,802
Intangible Assets	689	17
Property and Equipment	397	202
Other	78	96
Valuation Allowance	(112,225)	(108,760)

	162	150

Deferred Tax Liabilities:
Intangible assets	(67)	(102)
Marketable securities and short-term investments	(14)	(32)
Accrued Compensation	-	-
Property and Equipment	(81)	-
Other	-	(16)

Net deferred taxes	-	-

*	The 2006 amounts in this table have been adjusted to reflect the Federal benefit of State taxes.

The reconciliation of income tax computed at the statutory rate applicable to the Company’s income tax expense for the years ended December 31 is as follows (in thousands of €, except percent):

	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
German tax benefit	(24,855)	35.9%	(22,981)	35.9%	(24,497)	39.4%
Costs associated with equity offering	1,006	(1.5)%	-	-%	-	-%
Non-deductible expenses and others	670	(1.0)%	2,283	(3.6)%	(4,170)	6.7%
Deductibility of federal tax and local German trade tax	-	-%	7,539	(11.8)%	-	-%
Research and development tax credit	(1,320)	1.9%	(1,633)	2.6%	(1,284)	2.0%
Post tax audit adjustment of NOL	-	-%	8,210	(12.8)%	-	-%
Tax based adjustment accrued expenses	-	-%	(1,959)	3.1%	-	-%
Different tax rate in other countries	262	(0.4)%	(1,795)	2.8%	(1,132)	1.8%
Change in valuation allowance	24,237	(35.0)%	10,336	(16.2)%	31,083	(49.9)%

Income tax expense	-	-%	-	-%	-	-%

The Company has certain deferred tax assets as a result of several years of losses from operations. Realization of deferred tax assets is dependent upon future taxable income, if any, the timing and amount of which is uncertain. As a result, the Company has a full valuation allowance for those deferred tax assets and has not recognized any benefits from tax positions in earnings. Accordingly, the adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial statements.

For fiscal years ending in 2004 and beyond, a new law is in effect restricting the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes. The

Company’s maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above €1.0 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to €0. The amount of NOL carryforwards for German corporation and trade tax purposes is €172,691,000 and €171,868,000, respectively. In general, these NOL’s do not expire.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of €1,189,000 per year for the losses incurred prior to the change in ownership, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. The Company has €29,553,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back two years and forward twenty years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss three years and forward fifteen years. The Company has €107,081,000 of federal NOL carryforwards subject to a twenty year carryforward and €17,844,000 subject to a fifteen year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2008 and 2027.

The Company has €167,355,000 of state net operating losses that expire at various times between the years of 2008 and 2014. The Company has €83,677,000 of state NOL carryforwards subject to a five-year carryforward and €83,678,000 subject to a seven-year carryforward.

The Company’s U.S. subsidiary had federal research and development credits of €5,590,000 and state research and development credits of €3,929,000 at December 31, 2007.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2007 and 2006 was € 0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately € 0.

As stated in Footnote 3, effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, as stated in Footnote 3, in 2007 the Company adopted FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, retroactive to the adoption of FIN 48. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

Unrecognized tax benefits amounted to € 0 at December 31, 2007. We do not expect unrecognized tax benefits to change significantly over the next 12 months.

The Company accounts for penalties or interest related to uncertain tax positions as part of its provision for income taxes. Due to the Company’s net operating loss carry-forwards the adjustment related to the FIN 48 liability would not expect to result in a cash tax liability. Accordingly, the Company has not accrued for penalties or interest for both the U.S. (both Federal and State) and Germany as of December 31, 2007 and 2006. Also, due to the Company’s net operating loss carry-forwards, the Company does not believe any of its unrecognized tax benefits would have an impact on the effective tax rate.

We file income tax returns in various jurisdictions with varying statutes of limitations. As of December 31, 2007, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2004. The statute of limitations for income tax audits in the US and the Commonwealth of Massachusetts remains open for the tax years ended on or after December 31, 2001, and the statute of limitations for income tax audits in the State of New Jersey remains open for the tax years ended on or after December 31, 2005.

During 2007, the State of New Jersey conducted an examination of the Company relating to tax years ended December 31, 2002 through 2005. Upon completion of this examination, the Company did not pay any amounts relating to income taxes, including penalties or interest. No other tax jurisdictions were under examination as of December 31, 2007.

The Company accounts for penalties and interest in the period in which the item(s) occur and records the expense to general and administrative expenses.

17. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2007, 2006 and 2005, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 2,626,585, 3,371,567 and 2,305,008 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth the computation of basic and diluted loss per share (in thousand €, except share and per share data):

	2007	2006	2005
Numerator:
Net loss	(69,245)	(64,013)	(62,207)

Denominator:
Denominator for basic and diluted earnings per share – weighted-average number of shares	36,181,956	32,840,480	29,877,348

Basic and diluted loss per share	(1.91)	(1.95)	(2.08)

18. Shareholders Equity

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

Authorized Shares

To assist management in undertaking strategic activities and/or capital increases and to service the stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2007, the total number of ordinary shares potentially issuable was 33,546,297. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,471,925 and 4,674,372, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities, in-licensing activities and future capital increases is 15,000,000. The number of ordinary shares authorized for the purposes of potential warrants, options, or convertible debt issuances for financing purposes is 9,400,000. Issuances may be subject to statutory subscription rights of existing shareholders.

Exercise of Stock Options and Convertible Bonds

During 2007, 2006 and 2005, several holders of stock options and convertible bonds exercised some of their fully vested options and convertible bonds receiving 1,376,822, 883,687 and 99,465 ordinary shares, respectively.

At December 31, 2006, members of the Management Board and employees of the Company had subscribed to 53,500 ordinary shares with a total value of €334,370, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2006. During 2007, all of the subscribed shares from 2006 were issued, and at December 31, 2007, the Company did not have any subscribed shares.

Issuance of Shares in a Private Placement

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at €21.50 per share for a total gross amount of €33.6 million through a private placement. GPC Biotech received the proceeds upon registration of the corresponding capital increase in the German commercial register in February 2007.

On February 23, 2006 GPC Biotech issued 2,860,000 new ordinary shares at € 12.67 per share in a private placement involving two family investment companies. The total investment amounted to €36,236,000 and was recorded in shareholders’ equity net of costs of transaction of €156,000.

Accumulated Other Comprehensive Loss

The balances of the components of accumulated other comprehensive loss as of December 31, 2007, 2006 and 2005 were as follows (in thousand €):

	December 31,
	2007	2006	2005
Unrealized (loss)/gain on available-for-sale securities	(162)	428	(187)
Accumulated translation adjustments	(4,878)	(2,183)	(1,906)

Total accumulated other comprehensive loss	(5,040)	(1,755)	(2,093)

19. Employee Benefit Plan

GPC Biotech Inc., the Company’s US subsidiary, has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed on a full time permanent basis by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. increased the Company’s contribution to the plan to 100% from 50%, which was in place in prior years, of the first 4% of annual compensation contributed by each participant.

Contributions are fully vested immediately. Costs of the plan, including the matching contribution, charged to operating expenses amounted to €478,000, €169,000, and €144,000 in 2007, 2006 and 2005, respectively.

20. Subsequent event

In February 2008, the Company announced a corporate restructuring to sharpen the Company’s focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and will result in a reduction in the total workforce of approximately 38% or 38 employees. The Company currently estimates the cost of the restructuring to total approximately €1.2 million, which is primarily related to employee severance and termination benefits and other closing costs. The Company expects such costs to continue through December 2008, a majority of which will be recognized in the statement of operations in accordance with SFAS 146 during the first quarter of 2008.

In addition, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company to allow for an appropriate resizing of the Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors.